Form 20-F
period 2003-04-30
VERNALIS PLC
filed 2003-10-31
CIK 851616

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 0-20104

VERNALIS plc

(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Oakdene Court, 613 Reading Road, Winnersh, Berkshire RG41 5UA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares of 5 pence each (“Ordinary Shares”)
American Depositary Shares each representing the right to receive 40 Ordinary
Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report:

66,751,780 Ordinary Shares of 5 pence each

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)) and (2) has been subject to such filing requirement for the past 90 days.

Yes  X  No

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    Item 18  X

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.KEY INFORMATION
A Selected Financial Data
B Capitalization and Indebtedness
C Reasons for the Offer and Use of Proceeds
D Risk Factors
ITEM 4. INFORMATION ON THE COMPANY
A History and Development of the Company
B Business Overview
C. Research programs
D Commercial Collaborations
E Principal Markets in which Vernalis Competes
F Revenues
G Seasonality of the Company’s Business
H Marketing Channels and Sales Methods
I Patents, Licenses and Proprietary Rights
J Competition
K Material Effects of Government Regulation
L Organizational Structure
M Property, Plant and Equipment
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A Results of Operations
B Liquidity and Capital Resources
C US GAAP Reconciliation
D Research and development, patents and licences etc
E Trend Information
F Off-balance sheet arrangements
G Information about Contractual Cash Payments
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A Directors and Senior Management
B Compensation
C Service Contracts
D Board Practices
E Employees
F Share Options
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A Major Shareholders
B Related Party Transactions
C Interests of Experts and Counsel
ITEM 8. FINANCIAL INFORMATION
A Consolidated Statements and Other Financial Information
B Dividends
C Legal matters
D Significant Changes
ITEM 9. THE OFFER AND LISTING
A Offer and Listing Details
ITEM 10. ADDITIONAL INFORMATION
A Memorandum and Articles of Association
B Share Capital
C Material Contracts
D Exchange Controls and other Limitations Affecting Security Holders
E Taxation
F Documents on Display
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURES
Exhibit 1
EXHIBIT 4.1
EXHIBIT 4.2
EXHIBIT 4.3
EXHIBIT 4.4
EXHIBIT 4.5
Exhibit 12

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A	Selected Financial Data	1
B	Capitalization and Indebtedness	4
C	Reasons for the Offer and Use of Proceeds	4
D	Risk Factors	4
ITEM 4.	INFORMATION ON THE COMPANY	13
A	History and Development of the Company	13
B	Business Overview	15
C	Research programs	20
D	Commercial Collaborations	21
E	Principal Markets in which Vernalis Competes	27
F	Revenues	27
G	Seasonality of the Company’s Business	27
H	Marketing Channels and Sales Methods	28
I	Patents, Licenses and Proprietary Rights	28
J	Competition	29
K	Material Effects of Government Regulation	30
L	Organizational Structure	31
M	Property, Plant and Equipment	32
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	33
A	Results of Operations	33
B	Liquidity and Capital Resources	35
C	US GAAP Reconciliation	38
D	Research and development, patents and licences etc	38
E	Trend Information	38
F	Off-balance sheet arrangements	39
G	Information about Contractual Cash Payments	39
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	40
A	Directors and Senior Management	40
B	Compensation	42
C	Service Contracts	43
D	Board Practices	43
E	Employees	45
F	Share Options	46
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53
A	Major Shareholders	53
B	Related Party Transactions	54
C	Interests of Experts and Counsel	54
ITEM 8.	FINANCIAL INFORMATION	54
A	Consolidated Statements and Other Financial Information	55
B	Dividends	55
C	Legal matters	55
D	Significant Changes	55
ITEM 9.	THE OFFER AND LISTING	55
A	Offer and Listing Details	55
ITEM 10.	ADDITIONAL INFORMATION	57
A	Memorandum and Articles of Association	57
B	Share Capital	62
C	Material Contracts	62
D	Exchange Controls and other Limitations Affecting Security Holders	65
E	Taxation	65
F	Documents on Display	70
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	70
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	70
PART II		71
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	71
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS	71
ITEM 15.	CONTROLS AND PROCEDURES	71
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	71
ITEM 16B.	CODE OF ETHICS	71
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	71
PART III		72
ITEM 17.	FINANCIAL STATEMENTS	72
ITEM 18.	FINANCIAL STATEMENTS	72
ITEM 19.	EXHIBITS	72
SIGNATURES		74

i

PREAMBLE

THE ACQUISITION OF VERNALIS GROUP PLC
AND USE OF CERTAIN DEFINED TERMS

Vernalis plc is a public limited company incorporated under the laws of England. On July 3, 2003, the Boards of British Biotech plc and Vernalis Group plc announced that they had unanimously agreed the terms of a recommended merger of the two companies by way of an offer by J P Morgan plc on behalf of British Biotech plc to Vernalis Group plc to acquire the whole of the issued and to be issued share capital of Vernalis Group plc in exchange for shares in British Biotech plc. The offer was not made in the United States. The offer was approved by British Biotech plc’s shareholders at an extraordinary general meeting held on August 13, 2003, and was declared unconditional in all respects save as to admission of the new shares to the London Stock Exchange on August 29, 2003, by which date valid acceptances of the offer had been received in respect of 76,328,753 Vernalis Group plc shares, representing approximately 87.29 per cent of the existing issued share capital of Vernalis Group plc. Admission became effective at 8am on September 1, 2003. The offer closed on September 23, 2003, by which date acceptances of the offer had been received in respect of 80,178,155 Vernalis Group plc shares, representing approximately 91.58 per cent of the existing issued share capital of Vernalis Group plc. British Biotech plc commenced the procedure to acquire compulsorily any remaining Vernalis Group plc shares to which the offer relates pursuant to sections 428 to 430f of the Companies Act 1985 on September 23, 2003. The compulsory acquisition procedure is expected to be concluded on or shortly after November 4, 2003.

On October 1, 2003, British Biotech announced that its shareholders had approved the re-naming of British Biotech plc as Vernalis plc.

The operating results of the Company for the year ended April 30, 2003 do not reflect the merger with Vernalis Group which occurred after the balance sheet date and which will be reflected under UK merger accounting to the Company’s financial statements under UK GAAP for the year ending April 30, 2004.

As used herein the term “Company” refers to Vernalis plc and the terms “Vernalis” and “Group” refer to the Company and its consolidated subsidiaries as at the date of filing, except that the terms “Vernalis” and “Group” may have different meanings as the context requires, and, in particular, as regards the consolidated financial statements, “Vernalis” and “Group” will mean Vernalis plc and its consolidated subsidiaries as at April 30, 2003. The term “Vernalis Group” refers to the company Vernalis Group plc and Vernalis Group plc’s subsidiaries which have now become part of the Group as indicated above.

Consequently, the discussion of historical financial information in this Annual Report refers to the financial statements of the Company, (then British Biotech plc) as at and for the fiscal periods ended April 30, 2003. However, additional disclosure has been provided in various parts of this Annual Report to reflect the material effects of the merger with Vernalis Group to the Company’s business and financial condition.

For additional clarification on the issue of the defined terms mentioned above, see foreword to each Item of this Annual Report on Form 20-F.

PRESENTATION OF FINANCIAL INFORMATION; AVAILABLE INFORMATION

The Company’s fiscal year ends on April 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

The Company furnishes The Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an opinion thereon by independent public accountants. Such financial statements are prepared on the basis of accounting principles generally accepted in the United Kingdom (UK GAAP). The annual reports contain a reconciliation to accounting principles generally accepted in the US (US GAAP) of net income and shareholders’ equity. The Company also furnishes the Depositary with half-yearly reports prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to recorded holders of American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs). The Company also furnishes the Depositary with all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADRs and mails to all recorded holders of ADRs notices of shareholders’ meetings received by the Depositary.

The Group’s consolidated financial statements are reported in English pounds sterling. In this Annual Report on Form 20-F, references to “US dollars” or “$” are to US currency and references to “pounds sterling”, “£”, “pence” or “p” are to UK currency. Solely for the convenience of the reader, this Annual Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on April 30, 2003, which was $1.60 to £l.00.

FORWARD-LOOKING STATEMENTS

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the US Private Securities Litigation Reform Act of 1995. This Annual Report contains certain forward-looking statements as defined in Section 21E of the US Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business achievements/performance of Vernalis and certain of the plans and objectives of management of the Group with respect thereto. These statements may generally, but not always, be identified by the use of words such as “should”, “expects”, “estimates”, “believes” or similar expressions. Such statements include, but are not limited to, statements under the following headings: (i) Item 4. Information on the Company; and (ii) Item 5. Operating and Financial Review and Prospects. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Group’s current expectations and assumptions as to future events and circumstances that may not prove accurate: the factors discussed in Item 3. Key Information — Risk Factors, among others, could cause the Company’s actual financial condition, results of operations and business achievements/performance to differ materially from the estimates made or implied in such forward-looking statements.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

The selected financial data and other information presented below under Item 3A represents financial data of British Biotech plc and its consolidated subsidiaries and does not reflect the merger with Vernalis Group (under UK merger accounting) which occurred after the end of the reporting fiscal period. The risk factors discussed under Item 3D pertain to the risks faced by the Group as of the date of filing.

A    Selected Financial Data

The selected financial data set forth below as of April 30, 2003, and the five years ended April 30, 2003, and the period from February 4, 1986 (date of foundation) to April 30, 2003, have been derived from the Consolidated Financial Statements of the Group, which have been audited by its independent auditors, PricewaterhouseCoopers LLP (PricewaterhouseCoopers for the years ended April 30, 1999, 2000, 2001, and 2002). Such financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of the Group and Notes thereto included elsewhere in this Annual Report.

The Group prepares its Consolidated Financial Statements in accordance with UK GAAP, which differ in certain respects from US GAAP. A description of the significant differences and reconciliations of net income and shareholders’ equity are set forth in Note 3 of the Notes to the Consolidated Financial Statements.

Consolidated Statement of							From foundation
Operations Data: Amounts							(February 4, 1986)
in Accordance with UK							to
GAAP	Years ended April 30,						April 30,

	1999	2000	2001	2002	2003	2003	2003

	£	£	£	£	£	$	£
	(In thousands, except for Ordinary Share amounts)
Revenues
Continuing operations	4,224	2,624	1,588	1,450	1,075	1,720	47,349
Acquisitions(i)	—	—	—	—	3	5	3
Discontinued operation(ii)	—	—	—	—	—	—	16,156

	4,224	2,624	1,588	1,450	1,078	1,725	63,508

Research and development expenditure	(35,389)	(26,700)	(23,724)	(21,256)	(14,544)	(23,270)	(334,708)

Net interest income	8,434	4,346	3,449	2,542	1,435	2,296	59,381

Net loss	(39,843)	(25,397)	(23,353)	(17,234)	(17,488)	(27,981)	(306,912)

Net loss per Ordinary Share(iii)	(120.6) p	(76.3) p	(70.1) p	(51.7) p	(51.3) p	$(0.821)

Ordinary Shares used in computing Net loss per Ordinary Share (000’s)(iii)(iv)	33,031	33,273	33,318	33,362	34,107	34,107	436,518

(i)	Relates to RiboTargets Holdings plc which was acquired on April 23,2003.

(ii)	Relates to British Bio-technology Products Limited which was sold to Techne Corporation on July 30, 1993.

(iii)	Restated due to the Capital reorganization (note 15 of Notes to the Consolidated Financial Statements).

(iv)	Subsequent to April 30, 2003, and as at September 23, 2003 80,178,155 ordinary shares were issued as consideration for the acquisition of Vernalis Group. Additional shares to a maximum of 436,518 will be issued in accordance with the compulsory acquisition procedure described in the Preamble.

							From foundation
Consolidated Statement of							(February 4, 1986)
Operations Data: Amounts in							to
Accordance with US GAAP	Years ended April 30,						April 30,

	1999	2000	2001	2002	2003	2003 (i)	2003

	£	£	£	£	£	$	£
			(In thousands, except for Ordinary Share amounts)
Net loss	(39,843)	(25,397)	(24,844)	(17,475)	(22,495)	(35,992)	(313,941)

Net loss per Ordinary Share (i)	(120.6) p	(76.3) p	(74.6) p	(52.4) p	(66.0) p	$(1.055)

(i)	Restated due to the capital reorganization (note 15 of Notes to the Consolidated Financial Statements).

	At April 30,

Consolidated Balance Sheets Amounts in Accordance with	1999	2000	2001	2002	2003	2003
UK GAAP:
	£	£	£	£	£	$
			(in thousands)
Cash and cash equivalents	97,813	75,674	64,990	50,414	43,926	70,282
Property, plant and equipment	30,498	27,146	13,053	7,996	10,151	16,242
Total assets	131,305	105,126	85,212	65,422	72,275	115,640
Long-term debt	2,430	2,531	2,442	1,683	4,147	6,635
Total liabilities	12,867	9,658	13,336	10,540	14,159	22,654
Total shareholders’ funds (i)	117,691	95,183	71,876	54,882	58,116	92,986
Share Capital	33,049	33,307	33,326	33,375	35,045	56,072

(i)	Subsequent to April 30, 2003, ordinary shares had been issued as consideration in respect of the merger with Vernalis Group plc.

	At April 30,

Net Cash and Cash Equivalents and	1999	2000	2001	2002	2003	2003
Short-Term Deposits in Accordance with US GAAP:
	£	£	£	£	£	$
			(in thousands)
Cash and cash equivalents	6,313	21,674	18,990	4,445	24,868	39,789
Short-term deposits	91,500	54,000	46,000	45,969	19,058	30,493
Total shareholders’ funds	117,691	95,183	70,385	53,150	55,382	88,611

Dividends

No dividend has been paid by the Company in the five fiscal years up to and including fiscal 2003.

Exchange Rates

The Consolidated Financial Statements of the Group which form part of this Annual Report are presented in English pounds sterling (£ or pounds).

The following table sets forth, for the fiscal years and dates indicated, certain information concerning the noon buying rate in New York City for pounds expressed in US dollars ($ or dollars) per £1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Month	Month’s Highest Exchange Rate	Month’s Lowest Exchange Rate

September 2003	1.67	1.57
August 2003	1.66	1.57
July 2003	1.67	1.59
June 2003	1.68	1.63
May 2003	1.65	1.59
April 2003	1.60	1.55

Years ended April 30,	Period End	Average	High	Low

1999	1.61	1.64	1.72	1.59
2000	1.55	1.58	1.65	1.55
2001	1.43	1.46	1.56	1.40
2002	1.46	1.43	1.48	1.37
2003 (through October 15, 2003)	1.60	1.55	1.65	1.43

On October 15, 2003, the noon buying rate for pounds was £1.00 = $1.67.

Principal Accounting Policies

The Consolidated Financial Statements of the Group which form part of this Annual Report have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the principal Group accounting policies, which have been applied consistently, is set forth in Note 2 of Notes to the Consolidated Financial Statements. The Group is required to adopt International Accounting Standards in 2005 and is currently reviewing the implications.

B    Capitalization and Indebtedness

Not applicable.

C    Reasons for the Offer and Use of Proceeds

Not applicable.

D    Risk Factors

Prospective investors and shareholders should be aware that any investment in the Group involves a high degree of risk and should be made only by those with the necessary expertise to appraise the investment. In addition to the other information in this document, the following risk factors should be considered in evaluating whether to make or hold an investment in the Group. Additionally, some risks may be unknown to Vernalis and other risks, currently believed to be immaterial, could turn out to be material. Any or all of these factors could have a material and adverse effect on the Group’s operational results, financial condition and prospects. Furthermore, the trading price of Vernalis shares could decline, possibly rapidly, resulting in the loss of all or part of any investment therein.

For the foreseeable future, the Group will be highly dependent on the success of frovatriptan in the marketplace. The discovery of any adverse reactions to frovatriptan or the failure of the Group’s licensees, for any reason, to achieve and sustain the level of sales anticipated by the Group could adversely impact the occurrence, timing and /or amount of milestone payments and royalties and have a material adverse effect on the cash position and income of the Group.

Frovatriptan is the Group’s only approved product. As such the Group’s future is highly dependent on the sales of the product. The discovery of adverse reactions, including those which might result in individual or class warnings or contraindications, or its temporary or permanent withdrawal from the market, could considerably undermine the financial state of the Group.

The Group is working towards obtaining approval for the use of frovatriptan for the prophylactic treatment of menstrually associated migraine anticipating that this will increase the overall sales of the product. A failure to obtain the change in the permitted use would reduce the ultimate sales potential of this product.

The sales and marketing of frovatriptan is controlled by the Group’s licensees, Elan Pharma International Limited (and its co-promotion partner, UCB) in the USA and Menarini International in Europe. If the licensees or co-promotion partner do not exercise sufficient efforts in marketing and sales of frovatriptan, or otherwise do not achieve the sales anticipated by the Group, this could reduce milestone payments and royalties and have a material adverse effect on the cash position and the income (and any resulting profitability) of the Group. Frovatriptan is one of seven drugs in the triptan class which is currently approved for the acute treatment of migraine in the USA, as such, is subject to intense competition.

Various situations might arise with respect to Elan Pharma International Limited, Menarini, or UCB or any of their respective affiliates which could have an adverse effect on the sales and marketing of frovatriptan. These could include the commencement of insolvency related proceedings in respect of any of those entities, a direct or indirect sale or proposed sales of Elan Pharma International Limited by Elan to a third party or an assignment or proposed assignment by Elan Pharma International Limited of its licence in frovatriptan to a third party.

The occurrence and timing of payment by Elan of the next milestone payment for frovatriptan sales is uncertain and is of great importance to the Group’s financial wellbeing.

Under the terms of its licence arrangements with the Group, Elan is required to pay the Company a $15 million milestone payment if net sales by Elan and UCB in North America exceed $100 million in a 12 month period. The occurrence and timing of receipt of this milestone payment and the consequent increase in the Group’s royalties from frovatriptan as a result of that sales level being achieved are uncertain and are of great importance to the Group’s financial well-being. Furthermore, no assurance can be given as to the financial condition of Elan, including the effect on its business and operating results of its ongoing recovery plan, or that it will perform its obligations in full under the licence. Elan is a reporting company under the US Securities Exchange Act of 1934 and has provided information on its business and financial conditions in filings and furnishings with the US Securities and Exchange Commission (the “SEC”) including in its annual report on Form 20-F filed with the SEC on September 4, 2003.

The Group has a history of operating losses and negative cashflow and may never become profitable

Vernalis is an early stage biotechnology company that has a history of operating losses. No assurance can be given that the operations of the Group will become profitable. These losses have arisen mainly from the costs incurred in research and development of its products and general administrative costs. For the year ended 30 April 2003, Vernalis pre-tax losses were £17.5 million. The Group expects to continue to incur operating losses over the next several years and may never be profitable. To date, the Group has generated revenues through licence fees, milestone payments, contract research, and research and development funding from its partners. In addition, Vernalis is generating income from royalty fees related to the licensing of frovatriptan in the US, and from sales of the product in Europe. In order to support the research and development of the Company’s drug candidates, the Group plans to incur expenses considerably in excess of revenue. Sales of frovatriptan may not generate revenues at the levels anticipated. The Group may not develop any additional products and any other products it may develop may not generate revenues.

Additional funding may be required to give the Group time to reach profitability. Raising such additional funding could entail restrictions on the rights of holders of Ordinary Shares. If the Group is unable to raise additional funds it may have to curtail its operations.

Researching new compounds and conducting pre-clinical and clinical trials is expensive. The Group’s need for capital at any given time depends on a number of factors, including:

•	the Group’s degree of success in commercialising frovatriptan;

•	the ability to enter collaborations to support its research and development programs;

•	the amount, and timing, of milestone payments the Group receives from its collaborators;

•	the rate of progress and cost of the Group’s research activities;

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

•	the emergence of competing products and other adverse market development; and

•	changes in, or termination of, the Group’s existing collaboration and licensing arrangements.

The Group is of the opinion that the available cash resources of Vernalis, according to the current business plan, will be sufficient to fund its operating losses at least until end of calendar 2004. After this date the Group might not have any cash resources, bank credit facility or other working capital credit line under which it might borrow funds for working capital or other general corporate purposes. If the Group’s plans or assumptions change or are inaccurate, it might need to seek capital sooner than anticipated. The Group might seek to raise any funds it needs through public equity offerings. If the Group obtains funds through a bank credit facility or through the issuance of debt securities or preferred shares, this indebtedness or preferred shares would have rights senior to the rights of holders of its Ordinary Shares, and the terms of such indebtedness or preferred shares could impose restrictions on its operations. If it is unable to raise additional funds when it needs them, the Group may be required to delay, reduce or eliminate some or all of its programmes. The Group may also be forced to license compounds or technology to others that it would prefer to develop internally until a later and potentially more lucrative stage. If the Group raises additional funds through collaborations and other licensing arrangements, it may have to relinquish its rights to some of its compounds or technologies or grant licences on unfavourable terms.

Included within the merger with Vernalis Group, were significant liabilities of £20 million and cash resources of £16 million.

The Group may be unable to retain and attract key employees which could weaken the Group’s scientific and management capabilities.

The loss of key employees could weaken the Group’s scientific and management capabilities, resulting in delays in the development of its drugs and impacting negatively on the Group’s business. Vernalis is significantly dependent on certain scientific and management personnel. Although the Group has entered into employment or consultancy arrangements with each of the Group’s key personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Biotechnology companies such as Vernalis are highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programmes, collaborative relationships and strategic goals. The loss of these key employees and the Group’s inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Group.

The biotechnology industry has a highly competitive market for qualified scientific and managerial employees. During the integration period following the merger between the Company and Vernalis Group plc, competitors may try to recruit the employees of the Group. Employees may also decide to leave due to the uncertainty surrounding the merger. In addition, as the Group develops it may also need to attract new personnel to manage new programmes and to provide the management experience necessary for the Group to make the transition from a development-focused company to a company with strong sales, marketing, production and distribution capabilities.

The Group may experience difficulties managing its growth. The Group’s failure to meet its growth or development challenges could have a material adverse effect on its operations.

The Group plans significant growth in all areas of its operations as it expands its business. Growth in the Group’s business has placed, and may continue to place, a significant strain on its management and operations. The Group’s failure to meet any growth or development challenges could have a material adverse effect on its operations. To compete effectively and manage its growth, the Group will need to continue to:

•	improve its managerial controls and procedures;

•	train, manage and motivate a growing employee base;

•	develop the necessary computer capacity and information systems to support its increasing operational needs and its discovery and development efforts;

•	secure suitable office and laboratory facilities to accommodate its growing needs;

•	accurately forecast demand for its research capability and products; and

•	expand existing operational, financial and management information systems.

No assurance can be made that the Group will be able to bring any of the drug candidates it is developing to market.

Development of drug candidates involves a lengthy and complex process. Any drug candidate which the Group wishes to offer commercially to the public must be put through extensive research, development and pre-clinical and clinical testing which will be costly to the Group. This development process takes several years. In addition, the Group or its partners will need to obtain regulatory approvals to conduct clinical trials and manufacture drugs before they can be marketed. Results of pre-clinical studies are not necessarily indicative of results that may be obtained in clinical trials and results in early clinical trials may be different from those obtained in long-term testing or in general use. Adverse or inconclusive results from pre-clinical testing or clinical trials may substantially delay, or halt entirely, the development of products.

The Group may fail to successfully develop a drug candidate for many reasons, including:

•	the failure to establish any collaborative third party agreements to support drug development;

•	the failure to produce a promising compound in sufficient quantities to conduct clinical trials or to manufacture the compound at commercially acceptable quantities and prices;

•	the failure of the drug in pre-clinical studies;

•	the inability of clinical trials to demonstrate that the drug is safe and effective in humans; or

•	the failure to obtain required regulatory approvals.

The drugs that the Group brings to market may not be commercially successful.

The Group’s success depends on acceptance of the Group’s products by the market, including by physicians and third-party payors, and consequently the Group’s progress may be adversely affected if it is unable to achieve market acceptance of its products. Factors that may affect the rate and level of market acceptance of any of the Group’s products include:

•	the existence or entry onto the market of superior competing products or therapies;

•	the price of the Group’s products compared to competing products;

•	public perception regarding the safety, efficacy and benefits of the Group’s products compared to competing products or therapies;

•	the effectiveness of the Group’s sales and marketing efforts and those of the Group’s marketing partners;

•	regulatory developments related to manufacturing or use of the Group’s products;

•	the willingness of physicians to adopt a new treatment regimen; and

•	publicity concerning the product type in general.

Even if the Group’s products are approved, they may still face later regulatory difficulties

Even if the Group receives regulatory approval to sell any of its products, the FDA, MHRA or comparable foreign regulatory agencies could require the Group to conduct post-marketing trials or could prevent the Group from using the labelling claims which the Group would like to use to promote its products. Regulators will undertake periodic reviews and inspections. If they discover previously unknown problems with a product or its manufacturing facility or if the Group fails to comply with regulatory requirements, regulators could:

•	impose fines against the Group;

•	impose restrictions on the product, its manufacturer, or the Group;

•	require the Group to recall or remove a product from the market;

•	suspend or withdraw its regulatory approvals;

•	require the Group to conduct additional clinical trials;

•	require the Group to change its product labelling; or

•	require the Group to submit additional marketing applications.

If any of these events occur, the Group’s ability to sell its products will be impaired and the Group may incur substantial additional expense to comply with the regulatory requirements. In addition, in certain countries, even after regulatory approval, the Group is still required to obtain price reimbursement approval. This may delay the marketing of the Group’s products or, when approval cannot be obtained, mean that the product cannot be sold at all.

The Group’s business faces intense competition from major pharmaceutical companies and specialised biotechnology companies engaged in the development of drugs directed at the conditions and disorders that are the focus of the Group’s drug programmes.

The Group’s competitors in the biotechnology and pharmaceutical industries may have superior research and development capabilities, drugs, manufacturing capability or marketing expertise. Many of the Group’s competitors have significantly greater financial and human resources and may have more experience in research and development. As a result, the Group’s competitors may develop safer or more effective drugs, implement more effective sales and marketing programmes or be able to establish superior proprietary positions. In addition, the Group anticipates that it will face increased competition in the future as new companies enter the Group’s markets and alternative drugs and technologies become available.

The Group’s products under development are expected to address a broad range of markets. The Group’s competitive position will be determined in part by the potential indications for which the Group’s products are developed and ultimately approved by regulatory authorities. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventive area may be at a significant competitive advantage relative to late entrants to the market. Accordingly, the relative speed with which the Group or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

The Group’s competitors are developing products that could compete with the drug candidates the Group is developing. The Group and its collaborators will need to persuade patients and physicians to adopt its products over its competitors’ products.

Technological changes could overtake the Group.

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of the Group’s drugs or make them obsolete. The field of biotechnology is characterised by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which render the Group’s drug candidates less competitive or even obsolete before they generate revenue.

The Group may not be able to sell its drugs profitably if reimbursement from third-party payers, including government and private health insurers, is unavailable or limited.

The Group may be adversely affected by third-party reimbursement and healthcare cost containment initiatives. A significant portion of the Group’s future revenue is likely to depend on payments by third-party payers, including government health administration authorities and private health insurers. The Group may not be able to sell its drugs profitably if reimbursement from these sources is unavailable or limited. Third-party payers are increasingly attempting to contain healthcare costs through measures that are likely to impact the drugs the Group is developing, including:

•	challenging the prices charged for healthcare products, by limiting both coverage and the amount of reimbursement for new therapeutic products, and by denying or limiting coverage for drugs that are approved by the regulatory agencies but are considered experimental by third-party payers; and

•	refusing to provide coverage when an approved drug is used in a way that has not received regulatory marketing approval.

The Group may be unable to successfully establish and protect its intellectual property which is significant to the Group’s competitive position.

The Group’s success depends in part on its ability to obtain and maintain protection for its inventions and proprietary information, so that it can stop others from making, using or selling its inventions or proprietary rights. The Group owns a portfolio of patents and patent applications and is the authorised licensee of other patents. There is a significant delay between the time of filing of a patent application and the time its contents are made public, and others may have filed patent applications for subject matter covered by the Group’s pending patent applications without the Group being aware of those applications. The Group’s patent applications may not have priority over patent applications of others and its pending patent applications may not result in issued patents. Even if the Group obtains patents, they may not be valid or enforceable against others. Moreover, even if the Group receives patent protection for some or all of its products, those patents may not give the Group an advantage over competitors with similar products.

To develop and maintain its competitive position, the Group also relies on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation, which it protects with security measures it considers to be reasonable, including confidentiality agreements with its collaborators, consultants and employees. The Group may not have adequate remedies if these agreements are breached and the Group’s competitors may independently develop any of this proprietary information.

If the Group fails to obtain adequate protection for its intellectual property, the Group’s competitors may be able to take advantage of the Group’s research and development efforts. The Group’s success will depend, in large part, on its ability to obtain and maintain patent or other proprietary protection for its technologies in general and, in particular, drugs and processes. The Group may not be able to obtain patent protection for the composition of matter of discovered compounds, processes developed by its employees or medical uses of compounds discovered through its technology. Legal standards relating to patents covering pharmaceutical or biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The Group’s patent position is therefore highly uncertain and involves complex legal and factual issues.

The Group may incur substantial costs as a result of disputes relating to intellectual property.

The Group may have to initiate litigation to enforce its patent and licence rights. If the Group’s competitors file patent applications that claim technology also claimed by the Group, the Group may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Group to significant liabilities and require the Group either to cease using a technology or to pay licence fees.

The Group could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Group’s favour. Some of the Group’s competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Group can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have material adverse effect on the Group’s ability to bring a drug candidate to market, enter into collaborations in respect of the disputed or other drug candidates, or raise additional funds.

The Group cannot guarantee that its collaborators will devote sufficient resources to collaborations with the Group or that the Group’s drug candidates can be developed and commercialised without these collaborators.

The Group’s success is dependent on its collaborators and contractors. The Group’s collaborators have substantial responsibility for some of the development and commercialisation of the Group’s drug candidates. Certain of the Group’s collaborators also have significant discretion over the resources they devote to these efforts. The Group’s success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Currently, Vernalis’ most important collaborators are Elan, Menarini, Roche, Serono, and GeneSoft; For additional information see Item 4D, Information on the Company — Commercial Collaborations.

The Group’s business will rely significantly on these strategic partners. If the relationship with any one of these partners (or their co-partners) is adversely affected, the Group’s results of operations may be adversely impacted. In addition, the Group will be unable to provide all of its research, development, manufacturing, marketing or sales needs and so the Group will depend on contractors providing such services and upon the effort and skill of the companies providing those services.

The Group cannot guarantee that:

•	existing collaborative arrangements or licence agreements will be able to be maintained;

•	any new collaborative arrangements or licence agreements will be on favourable terms; or

•	any collaborative arrangements or licence agreements will prove successful.

If the Group is unable to continue with any of the existing collaborations and, following negotiations with the relevant partners, terminates a collaboration, no assurance can be given that this will not have a negative impact on the reputation of the Group or its ability to secure additional collaborations in the future.

The Group is dependent on single sources of supply for some of its components.

The Group currently depends on single sources of supply for components it needs to conduct its research activities and for some of the raw materials used to manufacture frovatriptan. These suppliers may be unwilling or unable to meet the Group’s future needs. Replacing one of these suppliers or finding additional suppliers could take a long time. For example, if circumstances required the Group to locate an alternative supplier for the raw materials used to manufacture frovatriptan or an alternative secondary manufacturer, manufacture and delivery to the marketplace of frovatriptan could be interrupted. Similarly, if the Group had to interrupt its research programmes in order to locate an alternative supplier of essential components, the Group could be forced to delay pre-clinical or clinical trails. Any of these events would adversely affect the Group’s programmes and projected revenues.

If the Group fails to maintain its computer hardware, software and related infrastructure, market acceptance would be delayed and revenues lost.

The Group’s research and development programmes involve the analysis of large amounts of data. The Group depends on the continuous, effective, reliable and secure operation of its computer hardware, software and related infrastructure. If the Group’s hardware or software malfunctions, or if their operations are interrupted by forces beyond the Group’s control, the Group will experience reduced productivity.

The Group may be unable to successfully integrate the operations of the Company, Vernalis Group and RiboTargets Holdings plc.

There can be no assurance that Vernalis will be able to successfully integrate its operations following the acquisition of RiboTargets Holdings plc and the merger with Vernalis Group and there can be no assurance that Vernalis will realise the benefits expected from the integration. The integration will require, amongst other things:

•	educating the employees of each company in the merger about the technologies and programmes of the other company;

•	co-ordinating or combining research and development efforts;

•	maintaining collaborative relationships as a merged Group; and

•	aligning the strategic plans of two previously independent management teams.

Integration will require the dedication of management resources that may prevent management from spending its customary amount of time on the day-to-day business of the Group. If Vernalis fails to integrate the merged companies quickly and efficiently, the benefits expected to be created for shareholders from the integration may not be realised and the Group’s business and results of operations could be adversely affected.

There can be no assurance that the Group will be able to identify suitable partners, enter into business combinations with them and successfully integrate their operations with the Group’s operations.

The biotechnology sector in the United States and in Europe has been characterised by consolidation. The Group’s competitors may also pursue business combinations and bid for companies that the Group views as potential partners in a business combination. As a result, the Group may be unable to locate or enter into business combinations with partners that are the most suitable to its product platform and business strategy, which would limit the synergies created by a business combination. There can be no guarantee that the Group will be able to successfully integrate any businesses or assets that it may acquire in future transactions. Part of the Group’s business strategy is to acquire businesses and assets specialising in pharmaceutical research and development and related services. At this time Vernalis is not a party to any definitive agreement for the acquisition of any material business or assets (other than agreements in the ordinary course of business and no guarantee can be given that definitive agreements may be reached with any person, or that if definitive agreements are executed, that such agreements will be consummated.

Investors should consider the Group’s business and prospects in light of the heightened risks and unexpected expenses and problems the Group may face as a business in an early stage of development in a new and rapidly evolving industry.

Vernalis’ limited operating history makes it difficult for an investor to evaluate the Group’s business and prospects. The Group’s product pipeline may not result in any meaningful benefits to the Group. Due to the limited operating history referred to above, the Group may have difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which the Group can devote development effort is limited by the availability of financial and scientific resources, the Group is exposed to the risk that the delay or failure of individual product development programs will adversely affect the content and delivery over time of the Group’s product development pipeline.

Vernalis shares may fluctuate in value substantially.

The market price for Vernalis shares and the securities of other emerging biotechnology companies have been volatile. During fiscal 2003, Vernalis’ closing share price ranged from 44 pence to 250 pence (as restated following the capital reorganization in April 2003) and, from May 1, to October 15, 2003 ranged from 57 pence to 84 pence. Factors that could significantly impact the market price of Vernalis shares in the future other than those described elsewhere in this annual report include:

•	sales of frovatriptan;

•	announcements concerning research activities, technological innovations, clinical trials or financial results by the Group or its competitors;

•	termination of collaborations by the Group or its partners;

•	governmental regulatory initiatives;

•	the FDA, United Kingdom Medicines & Healthcare Products Regulatory Agency or European Medicines Evaluation Agency approving or denying new drug applications;

•	patent or proprietary rights developments;

•	public concern as to the safety or ethical implications of biotechnology products;

•	the Group’s ability to integrate the businesses of Vernalis and Vernalis Group plc and deliver expected integration benefits; and

•	sales of substantial amounts of the Group’s shares by existing shareholders;

•	price and volume fluctuations in the stock market at large that do not relate to the Group’s operating performance;

•	changes in financial estimates by securities analysts, comments by securities analysts, or the Group’s failure to meet analysts’ expectation;

•	actual or anticipated variations in periodic operating results;

•	new products or services introduced or announced by the Group or its competitors;

•	changes in the market valuations of other similar companies;

•	announcements by the Group of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	additions or departures of key personnel.

There can be no assurance that the Group’s products will receive and maintain regulatory approval. The complexity and multi-jurisdictional nature of the applicable regulatory processes could result in delays in achieving such regulatory approval.

The international pharmaceutical industry is highly regulated by numerous governmental authorities in the US, the UK and Europe and by regulatory agencies in other countries where the Group intends to test or market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of drugs and also review the quality, safety and effectiveness of pharmaceutical products. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

Government regulation imposes significant costs and restrictions on the development of pharmaceutical products for human use, including those the Group is developing. The development, clinical evaluation, manufacture and marketing of the Group’s products and ongoing research and development activities are subject to regulation by governments and regulatory agencies in all territories within which the Group intends to manufacture and market its products (whether themselves or through a partner). No assurance can be given that any of the Group’s products will successfully complete the clinical trial process or that regulatory approvals to manufacture and market these products will ultimately be obtained.

The time taken to obtain regulatory approval varies between territories and no assurance can be given that any of the Group’s products will be approved in any territory within the timescale envisaged, or at all. This may result in a delay, or make impossible, the commercialisation of its products. Furthermore, each regulatory authority may impose its own requirements (for instance, by restricting the product’s indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product candidate may have been approved by another country’s authority.

If regulatory approval is obtained, the product and its manufacture will be subject to continual review and this approval may be withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the product, or its production process, site or manufacturer, may result in the imposition of restrictions on the product, its sale, manufacture or use, including withdrawal of the product from the market, or may otherwise have an adverse effect on the Group’s business.

The Group may be unable to secure adequate insurance at an acceptable cost.

The Group’s business exposes it to potential product liability, and professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. No assurance can be made that product liability, clinical trials or any future necessary insurance cover will be available to the Group at an acceptable cost, if at all, or that, if there is any claim, the level of the insurance the Group carries now or in the future will be adequate or that a product liability, professional indemnity or other claim would not materially and adversely affect the Group’s business. In addition, it may be necessary for the Group to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Group’s insurance coverage may not be adequate.

Competition regulation may have an impact on the way the Group conducts its business and its dealings with private counter-parties and government collaborators.

The Group’s activities are subject to several competition law regimes such as those of the European Union, the US and the UK. Article 81(1) of the EC Treaty prohibits agreements between undertakings which have as their object, or effect, the restriction, prevention or distortion of competition within the European Union and which may affect trade between member states. The UK has a similar system of competition law.

Agreements restricting competition within the meaning of Article 81(1) are void in whole or in part. The European Commission may impose fines of up to 10 per cent. of the respective worldwide turnover in the preceding business year on parties entering into such agreements. Persons who have suffered loss by reason of the anti-competitive restrictions may claim damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of the fact that they do not have an appreciable effect on competition or fall within a block exemption. Parties to an agreement not covered by a block exemption may presently apply to the European Commission for an individual exemption. In practice, a similar (but less legally secure) result to an individual exemption can presently be achieved by obtaining a non-binding ''comfort letter’’ from the European Commission.

Certain agreements that Vernalis have, or a member of the Group have, entered into or the Group may enter into, for example with collaborators and licensees, contain provisions which might be said to be restrictive of competition under Article 81(1). In particular, certain licence agreements that a member of the Group have entered into, or the Group may enter into, involving the grant of exclusive licences of patents, patent applications, other intellectual property rights and know-how covering the EU territory and/or territorial restrictions may be deemed restrictive. The relevant company will determine on an agreement-by-agreement basis whether the effect of any agreement is not appreciable or a block exemption from the application of Article 81(1) applies to any agreement and, if not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If a block exemption is not applicable and the relevant company does not apply for, or is unsuccessful in obtaining, an individual exemption from the European Commission, provisions of any agreement that restrict competition under Article 81(1), including those relating to the exclusivity rights, may be unenforceable, which could have a material adverse effect on that company. The relevant company could also potentially be subject to fines and/or claims for damages in relation to any anti-competitive arrangements which it enters.

The Group’s activities are also subject to the EC rules on State aid. Article 87(1) of the EC Treaty prohibits any aid granted by a Member State or through State resources which distorts or threatens to distort competition by favouring certain undertakings or the production of certain goods and which affects trade between Member States. Articles 87(2) and 87(3) provide a list of exhaustive categories of aid compatible with the common market. The European Commission must be informed of any plans to grant or alter aid and, if it finds that a State aid has been granted or altered without prior notification, it is entitled to require the Member State in question to suspend the aid pending the outcome of its decision. If the European Commission finds that the aid is incompatible with the common market, it will generally require repayment of the aid with interest.

Certain arrangements that a member of the Group have entered into or the Group may enter into, for example with Governmental collaborators, may involve benefits which might be said to be State aid under Article 87(1). The relevant company will determine on a case-by-case basis whether the effect of any arrangement is to grant or alter aid which should be notified to the European Commission. Any such arrangements which are not notified and subsequently found to be incompatible with the common market could potentially have to be repaid.

The use of hazardous materials may subject the Group to additional compliance costs and/or liability, in the event of a hazardous waste spill or other accident.

The Group’s research work involves the controlled use of biological waste, chemicals, and hazardous, infectious and radioactive materials. The Group is subject to UK and European environmental laws and regulations governing the use, storage, handling, and disposal of these materials and other waste products. Despite its precautions for handling and disposing of these materials, the Group cannot eliminate the risk of accidental contamination or injury. In the event of a hazardous waste spill or other accident, the Group could be liable for damages, penalties or other forms of censure. If the Group fails to comply with any laws or regulations, or if an accident occurs, the Group may have to pay significant penalties and will be held liable for any damages that result. This liability could exceed the Group’s financial resources and could harm its reputation. The Group may also have to incur significant additional costs to comply with current or future environmental laws and regulations.

The Group’s failure to comply with any government regulation applicable to its laboratory and the materials used in its laboratory may adversely affect its ability to develop, produce or market any products it may develop.

The Group may face product liability claims. In addition, the Group may become subject to shareholders’ action.

The Group in carrying out its activities will potentially face contractual and statutory claims, or other types of claim. In addition, the Group is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of drug products. Consumers, healthcare producers or persons selling products based on the Group’s technology may be able to bring claims against the Group based on the use of such products in clinical trials and the sale of products based on the Group’s technology.

Claims have been alleged against Vernalis on behalf of shareholders and former shareholders. If proceedings were to commence, such proceedings could be protracted and may require substantial personnel and financial resources. In the case of an adverse outcome for the Group, its liquidity could be adversely affected. To date no proceedings have been served on the Company, however a belief on the part of third parties that proceedings may have commenced or any uncertainty as to the outcome of any potential proceedings could adversely affect the Group’s ability to conduct its business and, in particular, could impair the Group’s ability to negotiate business combinations with other biotechnology companies. For additional information see Item 8C, Financial Information — Legal Matters.

The Group may be subject to special interest groups and adverse public opinion.

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. Vernalis arranges for such work either directly or through its collaborators. Such work can be subject to adverse public opinion and has attracted the attention of special interest groups, including those of animal rights activists. Such special interest groups have targeted Vernalis in the past but this has not had a significant impact on Vernalis’s operations to date. There can, however, be no assurance that such groups will not, in the future, focus on the Group’s activities or those of its licensees or collaborators, or that any such public opinion would not adversely affect the Group’s operations.

The pharmaceutical industry is frequently subject to adverse publicity on many topics, including corporate governance or accounting issues, product recalls and research and discovery methods, as well as to political controversy over the impact of novel techniques and therapies on humans, animals and the environment. Adverse publicity about the Group, its collaborators, its products, or any other part of the industry may hurt the Group’s public image, which could harm its operations, cause its share price to decrease or impair its ability to gain market acceptance for its products.

The Company may be classified as an investment company which could restrict its ability to raise additional capital.

Vernalis may, in the future, be classified as an investment company under the US Investment Company Act of 1940, as amended, because it may, in the future, own investment securities that have a value exceeding 40 per cent. of its unconsolidated assets not including US government securities and it may not qualify for any exemption under the Investment Company Act. If Vernalis is classified as an investment company, and chooses not to register with the SEC, it may not, among other things, be allowed to conduct a public offering of securities in the United States in the future which may impact its ability to raise additional capital.

Foreign exchange rate fluctuations may adversely affect the Group’s results of operations and financial condition.

The Group records its transactions and prepares its financial statements in pounds sterling, but a substantial proportion of the Group’s income is received in US dollars or Euros. In addition, the Group has a 20 million US dollar denominated liability to GlaxoSmithKline and also incurs a proportion of its expenditure in US dollars, relating primarily to the clinical trials that it conducts in the United States. See item 4D, Information on the Company - Commercial Collaborations, for a description of the arrangement with GlaxoSmithKline. To the extent that the Group’s foreign currency assets and liabilities are not matched, fluctuations in exchange rates between pounds sterling, the US dollar and the Euro may result in realised or unrealised exchange gains and losses on translation of the underlying currency into pounds sterling that may increase or decrease the Group’s results of operations and may adversely affect the Group’s financial condition each as stated in pounds sterling. The Group does not engage in hedging transactions to minimise translation rate exposure.

ITEM 4.  INFORMATION ON THE COMPANY

Items 4A and 4E, reflect primarily the history and development and the revenues of British Biotech plc before merger with Vernalis Group (under UK merger accounting). The remaining Items present information for the Group as of the date of the filing.

A History and Development of the Company

The Company was founded in 1986 as British Bio-technology Limited and re-registered in 1989 as British Biotech plc, a public limited company under the laws of England with registered number 2304992. On October 1, 2003, following the merger with Vernalis Group plc, British Biotech plc re-registered as Vernalis plc which is the Group’s parent company. The Company is listed on the London Stock Exchange (referenced BBG (to be changed to VER)) and on the NASDAQ National Market System in the United States (referenced BBIO (to be changed to VNLS) following an initial public offer of its shares in July 1992. The Group does not have an agent in the United States.

The Group is principally engaged in pharmaceutical research and development, this work being undertaken by Vernalis Research Ltd, Vernalis Development Ltd, Vernalis (Oxford) Ltd (formerly British Biotech Pharmaceuticals Ltd), and Vernalis (Cambridge) Ltd (formerly RiboTargets Ltd), all of which are wholly-owned subsidiaries of the parent. The companies are currently conducting research and development of new pharmaceutical products with a focus on cancer and diseases and disorders of the central nervous system. For additional information see Items 4 B and C. “Business Overview” and “Research Programs”.

Vernalis’s principal executive offices are located at Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA, United Kingdom (telephone number: +44-118-977-3133) from where the management of clinical development activities are undertaken. This follows a decision to wind up the Company’s operations located in Oxford. Certain research and development activities are conducted in Cambridge, UK, and, in collaboration with other companies, at other locations. At April 30, 2003, Vernalis employed 159 full-time employees. Of these, 66 were PhDs or held other post-graduate qualifications. Following the merger with Vernalis Group and as at October 15, 2003 the Group employed 205 individuals on a full-time basis.

Vernalis has one product, frovatriptan, that is generating revenues. Vernalis receives royalty and milestone payments in respect of this product; however, frovatriptan has only been launched since June 2002 and revenues are therefore at an early stage. The Group has incurred net losses since foundation and expects to continue to incur losses as its research and development programs continue. Other than frovatriptan, there can be no assurance that any of the Group’s products will be approved for sale in the US, UK, Europe or elsewhere or that any of those other products, if approved, or frovatriptan, will perform to the Group’s expectations.

Important Events Since April 30, 2002.

In July 2002, the Company announced that it had stopped development of E21R and terminated its collaboration with BresaGen Ltd. This followed review of new pre-clinical data, sponsored by Vernalis, that failed to confirm certain aspects of earlier published data on E21R-induced apoptosis in acute myeloid leukaemia cells.

In August 2002, Vernalis entered into a broad-based collaboration with GeneSoft Pharmaceuticals Inc (then GeneSoft Inc), a private US biopharmaceuticals company, to discover and develop novel antibiotics based on Vernalis’s proprietary bacterial metalloenzyme inhibitors. In October 2003 following a change in contractual arrangements, the Company announced that GeneSoft will conduct all further research and development at no cost to Vernalis with Vernalis receiving milestone and royalty payments if products progress through development and to market.

In September 2002, following press speculation, Vernalis confirmed that it was in preliminary merger discussions with MorphoSys AG, a German company listed on the Neuer Markt. On October 23, 2002 the Company announced that it had terminated such merger discussions with MorphoSys.

In October 2002, recruitment of patients commenced in a Phase II study of BB-10153 in patients with acute myocardial infarction.

Also in October 2002, Vernalis commenced a Phase I study of BB-83698 in healthy volunteers, to determine safety and pharmacokinetics of single doses of an intravenous formulation of this antibiotic compound.

Additionally in October 2002, Vernalis entered into a deed of amendment with Serono SA, whereby the collaborative research agreement between Vernalis and Serono was extended for a period of one year to October 2003. That agreement has now expired. The parties are in discussion about selection of candidates for further development. For any candidates selected Serono will undertake the further development with Vernalis receiving milestone and royalty payments if products progress through development and to market.

On November 4, 2002, the Company announced that Dr. Elliot P. Goldstein would step down as Chief Executive and from the Board of Directors with immediate effect. Mr. Tim Edwards was appointed as acting Chief Executive.

Additionally in November 2002, the Company received a NASDAQ Staff Determination indicating that Vernalis had failed to comply with the minimum bid price requirement of $1.00 for continued listing set forth in NASDAQ Marketplace Rule 4450(a)(5) with respect to its ADSs, and that its ADSs were subject to delisting from The NASDAQ National Market. As a result, on 16 December 2002, the Company amended the ratio of its ADSs to its ordinary shares from one-for-ten (1:10) to one-for-forty (1:40), bringing the minimum bid price for its ADSs above $1.00 and satisfying the NASDAQ Listing Qualifications Panel’s requirements for continued listing of Vernalis American Depositary Shares (ADSs) on The NASDAQ National Market.

Also in November 2002, the Company announced completion of a Phase I study of BB-10901. Data from the study were presented at the European Organisation for Research and Treatment of Cancer/National Cancer Institute “Molecular Targets and Cancer Therapeutics” symposium held in Frankfurt, Germany.

In December 2002, the Company appointed Dr. Peter J. Fellner to the Board of Directors, and announced that Dr. Fellner would be appointed as non-executive Chairman from 1 January, 2003. Mr. Christopher Hampson retired as Chairman of the Board on 31 December, 2002. Dr Paul A Nicholson also retired as a non-executive director of the Board on the same date.

In March 2003, the Company announced that it had agreed terms for a proposed acquisition of RiboTargets Holdings plc, a privately-held biotechnology company. The acquisition was approved by the Company’s shareholders at an extraordinary general meeting held on April 22, 2003. A capital reorganization, under which 20 Ordinary shares of the Company were consolidated into one new Ordinary share was approved by the Company’s shareholders at this meeting. On completion of the merger, Dr P J Fellner became Executive Chairman of the Group. Mr Simon Sturge, Chief Executive Officer of RiboTargets, was appointed as the Group’s Chief Executive. Mr Ian F Kent, a non-executive director of RiboTargets, was appointed to the Board of the Company and Mr Philip Rogerson retired as a non-executive director of the Company.

Also in March 2003, the Company announced it had reached agreement with Evotec OAI, a German company listed on the Deutsche Börse, on the transfer of 17 research scientists and certain equipment from the Company to Evotec.

In May 2003, the Company announced it had formed a scientific collaboration with MerLion Pharmaceuticals Pte Ltd, a Singapore-based drug discovery company.

On July 3, 2003, the Boards of the Company (then British Biotech plc) and Vernalis Group plc announced that they had unanimously agreed the terms of a recommended merger of the two companies by way of an offer by J P Morgan plc on behalf of the Company (then British Biotech plc) to acquire the whole of the issued and to be issued share capital of Vernalis Group plc in exchange for shares in the Company. The offer was not made in the United States. The offer was approved by the Company’s shareholders at an extraordinary general meeting held on August 13, 2003, and was declared unconditional on August 29, 2003, by which date valid acceptances of the offer had been received in respect of 76,328,753 Vernalis Group plc Shares, representing approximately 87.29 per cent of the existing issued share capital of Vernalis Group plc. The offer closed on September 23, 2003, by which date acceptances of the offer had been received in respect of 80,178,155 Vernalis shares, representing approximately 91.58 per cent of the existing issued share capital of Vernalis Group plc. The Company commenced the procedure to acquire compulsorily any remaining Vernalis Group shares to which the offer relates pursuant to sections 428 to 430f of the Companies Act 1985 on September 23, 2003.

The compulsory acquisition procedure is expected to be concluded on or shortly after November, 4, 2003.

On September 1, 2003 Mr Peter Worrall, formerly Finance Director of Vernalis Group plc became Corporate Development Director; Dr John Hutchison, formerly Senior Vice President, Development and Chief Medical Officer of Vernalis Group plc, became Development Director; Mr George Kennedy, formerly Non-Executive Chairman of Vernalis Group plc, became Deputy Chairman and Senior Independent Director; and Dr Peter Read and Ms Carol Ferguson, formerly Non-Executive Directors of Vernalis Group plc, became Non-Executive Directors of the Company. On September 10, 2003 Mr Timothy Edwards stepped down from the Board.

On October 1, 2003, the Company announced that shareholders had approved the re-naming of the Company as Vernalis plc.

Principal Capital Expenditures Since April 30, 2001.

The purchase of tangible fixed assets, comprising laboratory and computing equipment, amounted to £997,000 in fiscal 2003, £1,801,000 in fiscal 2002 and £752,000 in fiscal 2001. Expenditure on fixed asset investments, relating to the purchase of shares in businesses with which Vernalis collaborates, was £nil in fiscal 2003, £1,406,000 in fiscal 2002, and £1,623,000 in fiscal 2001 and on intangible fixed assets, representing payments made to third parties to acquire licenses to develop their intellectual property, was £nil in fiscal 2003, £1,371,000 in fiscal 2002 and £1,236,000 in fiscal 2001.

In fiscal 2003, £222,000 was raised from the sale of plant and machinery to Evotec OAI. In fiscal 2002, £7,264,000 was raised through the transfer of pre-clinical facilities to OSI Pharmaceuticals, Inc. In fiscal 2001, £11,169,000 was raised from the sale of freehold property and £29,000 was raised from the sale of plant and machinery.

Principal Capital Expenditures in Progress.

Current principal expenditures comprise the fitout of offices and laboratories at Granta Park, Abington, Cambridge, UK. This is expected to be completed during fiscal 2004 at an estimated total cost of £315,000 of which £213,000 had been accounted for at April 30, 2003. Such expenditure is to be funded from existing cash reserves.

B Business Overview

Business Strategy

Vernalis is an R&D-based biotechnology company, with a marketed product, a pipeline of drug candidates in clinical development and research programmes Its strategy is to build a profitable company both through organic growth and by pursuing opportunities to merge with or acquire other biotechnology companies. To execute its strategy, the Company aims to maximise revenue opportunities from its marketed product, frovatriptan, and to progress its portfolio of clinical development products and research programs itself and in collaboration with other companies. Vernalis has an experienced internal discovery team and a development group that has undertaken international drug development successfully and achieved regulatory approvals in the United States and Europe.

Medical Focus

Vernalis is primarily focused on developing products to fight disorders of the central nervous system and cancer. The Company has considerable scientific and clinical experience in these fields and is currently engaged in the research and development of new pharmaceutical products to meet medical needs in these areas.

Marketed Product and Product Development Programs

This section summarises the Group’s marketed product and product development programs. Product development programs originate from each of the three companies that have been consolidated through the acquisition in April 2003 and the merger in September 2003, namely Vernalis (formerly British Biotech), Vernalis Group and RiboTargets. By way of background the provenance of each development program is:

Vernalis
(formerly British Biotech)	Vernalis Group	RiboTargets

BB-10153	Frovatriptan	R140
BB-10901	VR2006
BB-83698	VML 670
MG-98

On October 1, 2003 Vernalis announced that, following a review of the combined portfolio, it would focus future investment on four products in development: frovatriptan (with respect to menstrually associated migraine), BB-10153, R140 and VR2006.

Frovatriptan

Frovatriptan is a selective 5-HT1B/1D receptor agonist developed as an acute oral treatment for migraine headache and its associated symptoms. It is one of a class of drugs called triptans, a number of which are already approved for this indication. These drugs are currently available only by prescription. Vernalis is currently conducting further studies to develop the compound as a prophylactic oral treatment for menstrually associated migraine, a form of migraine suffered by over 50% of female migraineurs. None of the triptan class of drugs is currently approved for prophylactic use in migraine.

Frovatriptan was licensed from SmithKline Beecham, the discoverer of the compound, in 1994, when SmithKline Beecham had completed most of the pre-clinical development work required to initiate human clinical trials. Vernalis completed the outstanding pre-clinical work and in January 1995 began a series of Phase I clinical trials. In January 1996 Vernalis began a series of Phase II clinical trials in over 1,600 migraineurs.

In March 1997, Vernalis began a series of Phase III clinical trials in over 3,000 migraineurs in a total of 17 countries. During the course of the clinical development program Vernalis also conducted further pre-clinical studies and carried out the necessary development work on the chemistry and manufacturing process for the compound. A new drug application was filed in the United States in January 1999 and a marketing authorization application in Europe in February 1999.

In November 2001, the FDA granted marketing approval for frovatriptan in the US for the acute treatment of migraine. Elan and its co-promotion partner UCB launched frovatriptan in the United States during June 2002, under the trademark FrovaTM. Frova is being co-promoted by a combined sales force from UCB and Elan. In the United States, migraineurs are treated primarily by neurologists and primary care physicians (PCPs), so the marketing program for Frova in the US is directed mainly towards these two groups of prescribers. Both UCB and Elan have specialist neurology sales forces and Frova is being detailed to PCPs by UCB.

In the period from launch to the end of 2002, Elan reported Frova sales of $11.2 million, including initial stock to trade ahead of the June launch. In the first quarter of 2003, Elan reported Frova sales of a further $8.7 million and in the second quarter of 2003 Elan reported Frova sales of $5.9 million. Vernalis received its first royalty payment from Elan in August 2002 and royalty payments are now being received on a quarterly basis. By October 2003, 16 months following launch, Frova had achieved a share of approximately 3% of the US market for the triptan class of drugs, according to prescription data generated by the market research organization IMS Health.

In December 2000, the French regulatory authorities, acting as the reference member state for the pan-European Union regulatory review, formally granted marketing approval for frovatriptan in France. Regulatory approval for frovatriptan in 14 additional European Countries was subsequently granted in January 2002, following completion of the European mutual recognition process, under which the French authorities submitted a summary of the full frovatriptan regulatory dossier, together with their recommendations, to the other European countries. The product’s European licensee, Menarini, launched frovatriptan in the first European market, Germany, during November 2002. According to IMS Health data, frovatriptan’s share of units sold of triptans in Germany had reached 7.2% by October 2003. Menarini also launched in Ireland in March 2003 and the United Kingdom in April 2003.

In conjunction with its licensees, Vernalis is conducting additional clinical studies that, if successful, may enhance the commercial potential of the drug.

In the third quarter of 2002 Vernalis announced positive preliminary results from another study exploring frovatriptan’s potential use in the prophylaxis (prevention) of menstrually associated migraine. The study, a double blind, placebo controlled cross-over design, was conducted at 36 clinics in the United States and involved more than 500 menstrual migraine sufferers. Patients were evaluated over three menstrual cycles over the course of which each patient received all three dose regimens — placebo, 2.5mg frovatriptan once daily (qd) and 2.5mg frovatriptan twice daily (bd). During each cycle they took the treatment for a total of six days commencing two days before the expected onset of their headache.

The headline results showed that both dose levels of frovatriptan were highly effective in reducing the incidence, severity and duration of menstrually-associated migraines compared to the placebo. By the intention to treat analysis 50% of patients were completely headache-free during the six-day period when they took 2.5mg frovatriptan twice daily (bd) and 39% were headache-free at a daily dose of 2.5mg, compared to only 26% when they took the placebo. The full results of the study were presented to the American Academy of Neurology in the United States in April 2003, and will subsequently be published in key scientific and clinical journals.

Vernalis intends carrying out additional studies required to enable its partners to apply for US and European regulatory approval for the use of frovatriptan in the prophylaxis of menstrually associated migraine. It is expected that the requirements to submit applications to extend European licenses will be broadly similar to those in the United States. See also below, Item 4K, Material Effects of Government Regulation.

BB-10153

BB-10153 is a recombinant protein designed to prevent and dissolve blood clots, with potential to improve the treatment of thrombolytic diseases such as Acute Myocardial Infarction (AMI) stroke, or deep vein thrombosis (DVT). These conditions may be under-treated because of the risk of bleeding, particularly intracranial haemorrhage, associated with current thrombolytic agents.

A Phase I study of BB-10153 was completed in 1999, showing it to be well tolerated in healthy volunteers. In 2001 DSM Biologics Company Inc. produced sufficient compound to allow initiation of a Phase II proof-of-concept study in 2002.

In March 2002, the FDA gave clearance for this study to proceed in AMI patients. It is being managed by The Thrombolysis In Myocardial Infarction (TIMI) Study Group in the United States. The study is designed to test the ability of BB-10153, administered at doses up to 10mg/kg, to dissolve clots and restore blood flow in the coronary arteries of heart attack patients. The study will also evaluate the safety of treatment with BB-10153, especially with respect to bleeding. It is expected that an interim review of data from this study will be made at the end of 2003.

R140

R140 (alphadolone acetate) is a GABAA agonist targeted at the treatment of pain in cancer patients, which was in-licensed from Monash University, Melbourne, Australia. Data in various animal models demonstrate that R140 is an analgesic at doses which do not cause sedation and can potentiate the analgesic efficacy of opiates. R140 has been administered to man in a pilot study conducted in Australia under the Clinical Trial Notification (CTN) Scheme. In this study, indications of analgesic efficacy were seen in patients who received a single dose of R140 after orthopaedic knee surgery. No sedative side effects were seen in this study.

R140 presents an opportunity to be used concomitantly with current, opiate-based pain therapies in cancer to improve the overall management of pain in this condition. It is intended to compete with a number of opiate and non-opiate agents currently used. However, from preliminary preclinical data, there are indications that it is capable of providing an improved profile over current therapies since it is expected to produce non-sedating analgesia.

Vernalis has completed the pre-clinical safety studies required to initiate clinical development and a Phase I clinical programme to evaluate R140’s safety and pharmacokinetic properties in single and multiple dose studies was started in September 2003.

VR 2006

Vernalis began a research programme in 1998 to assess the potential of selective adenosine A2A receptor antagonists in the chronic treatment of Parkinson’s disease.

Parkinson’s disease is a debilitating and progressive movement disorder that affects approximately 1 per cent. of the population over the age of 65 years. Common symptoms include stiffening of the muscles and difficulty in initiating movement. Sufferers may develop a tremor or shaking. The primary cause of the problems of co-ordination and movement in Parkinsonian patients is nerve degeneration and cell death in the brain, leading to the loss of dopamine, a chemical produced in the brain that is involved in the control of voluntary movement. Most conventional therapies for Parkinson’s disease are based on dopamine replacement. Although generally effective in the short-term, these treatments can have severe, or even disabling, side effects and their effectiveness tends to decrease over time.

Another brain chemical called adenosine also plays an important role in motor co-ordination and movement control. Vernalis believes that by using selective adenosine A2A receptor antagonists to restore the imbalance of the other neurotransmitters caused by the loss of dopamine, Vernalis may be able to provide a novel approach to treat the symptoms of Parkinson’s disease and to slow or stop the progression of the disease. This hypothesis is supported by pre-clinical research that Vernalis and other companies have carried out with this type of compound, which has shown that motor function in models of Parkinson’s disease can be restored without inducing dopaminergic like side effects. In particular it is hoped that A2A receptor antagonists can restore function in Parkinson’s disease without inducing unwanted side effects such as nausea and dyskinesia (uncontrolled movements).

VR 2006 was selected as a development candidate in April 2002 and is currently in pre-clinical development, which is required to establish the safety profile of the drug before the regulatory authorities will allow Vernalis to commence clinical trials.

VML 670

VML 670 is a potent and selective 5-HT1A receptor agonist licensed from Lilly in 1998. Vernalis has conducted clinical trials to assess its potential as a treatment for sexual dysfunction experienced by people taking medication to treat depression.

Since licensing VML 670 from Lilly in October 1998, Vernalis has conducted Phase I studies from which it has established the maximum tolerated single oral dose at which the compound can be given to humans. The findings were consistent with expectations for a 5-HT1A agonist in man.

Vernalis has also conducted a Phase I clinical study that included single and multiple dose studies in healthy volunteers to establish that there are no adverse consequences of co-administration of VML 670 and a commonly prescribed SSRI antidepressant.

A Phase II double blind, placebo controlled clinical trial involving approximately 240 male and female patients taking either of the two most commonly prescribed SSRIs commenced in May 2002. This study was conducted under a CTX, granted in March 2002, and under a US IND. The Study failed to met its primary endpoint and in October 2003 the Company announced that it would not undertake any further development of VML670. The study data have been provided to Lilly, and Vernalis and Lilly intend to discuss future arrangements for the drug shortly.

BB-83698

BB-83698, the Company’s lead peptide deformylase (PDF) inhibitor, is targeted at patients hospitalised with community-acquired pneumonia. In completed pre-clinical studies, BB-83698 has shown potency against a range of gram-positive bacteria, including several drug resistant strains.

In August 2002, Vernalis entered into collaboration with GeneSoft Pharmaceuticals Inc (then GeneSoft Inc). to discover and develop novel anti-infectives based on Vernalis’s proprietary anti-bacterial metalloenzyme inhibitors. This collaboration allowed increased resources and capabilities to be devoted to the PDF programme in support of BB-83698 and PDF inhibitors.

In October 2002, having completed the necessary pre-clinical studies to allow human dosing, Vernalis commenced the initial Phase I study of an intravenous formulation of BB-83698 in healthy volunteers. On October 1, 2003, the Company announced that its peptide deformylase inhibitor development and research program, including BB-83698, has been out-licensed in its entirety to GeneSoft Inc. GeneSoft will conduct all further research and development with at no cost to Vernalis with Vernalis receiving milestone and royalty payments if products progress through development to market.

BB-10901

BB-10901 is a tumour-activated prodrug designed to treat small cell lung cancer (SCLC) and other cancers that are CD56-positive, such as rarer neuroendocrine tumours. BB-10901 consists of a highly potent cytotoxic agent (DM1) targeted directly at SCLC cells via a humanised monoclonal antibody carrier (huN901). When the monoclonal antibody reaches the tumour cell, the cytotoxic agent is released inside the cell causing it to die.

SCLC accounts for approximately 20 per cent. of lung cancers and has a highly aggressive clinical course: without treatment median survival is two to four months from diagnosis. Treatment with chemotherapy and radiation usually produces good initial response but most patients relapse and median survival after recurrence is two to three months based on data provided by the National Cancer Institute cancer database.

In May 2001, following the grant of an IND from the FDA, Vernalis commenced a combined Phase I/II clinical study of BB-10901 in relapsed and refractory SCLC patients and other CD56-positive tumours to evaluate the drug’s safety, tolerability and biological activity when administered once a week for four weeks. This study has completed the Phase I element of the trial. A maximum tolerated dose has been identified and this dose is now being tested in the Phase II part of the study which will recruit relapsed SCLC patients only. In addition, Vernalis was granted a Clinical Trials Exemption (CTX) in the UK for a Phase I study of BB-10901 to investigate the drug’s safety when administered on a more frequent dosing regime. This study commenced in August 2002.

Under the terms of the Company’s collaboration with ImmunoGen Inc., Vernalis has commercialisation rights for BB-10901 in Europe and Japan. On October 1, 2003 the Company announced that, following completion of its portfolio review, it intends to discuss the collaboration on BB-10901 with ImmunoGen.

MG98

In February 2002, Vernalis and MethylGene Inc. entered into a collaboration to develop and commercialise, in Europe, MethylGene’s second generation antisense compound targeted at cancer.

In Phase I trials of MG98 being conducted by MethylGene Inc. and its collaborative partner for North America and Canada, MGI Pharma, a twice weekly dosing regime was documented as well tolerated in the all-comer solid tumour population examined. MethylGene conducted a Phase II study of twice-weekly administration of MG98 monotherapy in patients with head and neck cancer and also sponsored a Phase II study in collaboration with the National Cancer Institute of Canada Clinical Trials Group in renal cell carcinoma. Both these studies have now closed recruitment and at the doses and twice-weekly schedule tested, MG98 did not demonstrate objective clinical responses as defined by the protocols.

A Phase I trial investigating multiple doses and schedules in patients with advanced myelodysplasia and acute myeloid leukaemia was initiated by MGI in two US sites in January 2002 and continues to recruit patients. Vernalis has recently initiated a Phase I study to investigate safety and tolerability of a continuous infusion regime in patients with solid tumours such as gastric adenocarcinoma. This trial is being conducted at two centres in the UK.

On October 1, 2003 the Company announced that following completion of its portfolio review, it intends to discuss the collaboration on MG 98 with MethylGene.

C. Research programs

This section summarises the Group’s main research programs. The research programs originate from each of the three companies that have been consolidated through the mergers in April 2003 and September 2003, namely Vernalis (formerly British Biotech), Vernalis Group and RiboTargets. By way of background the provenance of each research program is:

Vernalis
(formerly British Biotech)	Vernalis Group	RiboTargets

MEIs	5HT2C agonists	Hsp90 inhibitors
Biodefence research	A2A antagonists
CB1 antagonists

5HT2c receptor

Vernalis is investigating the potential use of selective 5-HT2c receptor agonists to treat obesity and related disorders. In 1999 Vernalis partnered this programme with Roche, the world’s leading pharmaceutical company in sales of prescription treatments for obesity, and granted Roche exclusive worldwide rights to develop and commercialise compounds discovered in the programme.

In 1997, Vernalis’ scientists, working with the drug dexfenfluramine, a clinically effective appetite suppressant previously marketed by American Home Products that was withdrawn due to adverse cardiovascular side effects, were the first to discover that 5-HT2c receptor subtype is the key receptor for dexfenfluramines’s effects in controlling satiety. The evidence for this breakthrough came from the results of experiments Vernalis conducted in transgenic models and in pre-clinical models using selective 5-HT receptor antagonists. This was a significant finding since it is known that 5-HT2c receptors are present in high density in the brain (in particular in areas that control eating, such as the hypothalamus), but are not present in the cardiovascular system. Accordingly, Vernalis believes that the adverse effects seen with dexfenfluramine are due to its activity at another 5-HT receptor subtype and that a selective 5-HT2c receptor agonist could be an effective and safe treatment for obesity.

Following this finding, Vernalis’ research programme has been focused on discovering selective 5-HT2c receptor agonists. Over the last four years Vernalis has designed, synthesised and patented a large number of compounds that it has shown to be highly selective for the 5-HT2c receptor.

The first compound nominated for development by Vernalis and Roche was discontinued early in Phase I in July 2002 due to failing to achieve pharmacokinetic criteria for further development. It is expected that a second clinical candidate from a separate chemical series will be nominated before the conclusion of the research collaboration in February 2004.

A2A receptor

Recent pre-clinical research by Vernalis and a number of other companies suggests that adenosine, and specifically the adenosine A2A receptor subtype, may be a novel target for the discovery of a new class of antidepressant drugs. Transgenic animals with the A2A receptor gene deleted have shown a pattern of activity in pre-clinical models of depression that appears to be predictive of antidepressant activity in humans. Vernalis has also synthesised selective adenosine A2A receptor antagonists that show activity in pre-clinical models of depression. It is currently working to optimise the selectivity and pharmacokinetic properties of the most promising compounds.

Hsp90 inhibitors

The scientific rationale for Hsp90 as a therapeutic cancer target is based on the hypothesis that many of the signalling proteins that behave aberrantly in cancer cells require Hsp90 as a chaperone molecule to ensure that they are maintained in an active form. Inhibition of Hsp90 results in interference in multiple signalling pathways that mediate cancer growth and cell survival.

Vernalis has been optimising small molecule compounds which inhibit the ATPase function of Hsp90 and has filed patent applications in this area. The project is in the lead optimisation phase and is scheduled to identify a pre-clinical development candidate in 2004. This programme is being conducted in collaboration with the Institute of Cancer Research, under an exclusive research and development agreement which provides access to relevant cancer models.

CB1 antagonists

The objective of this research programme is to develop potent and selective cannabinoid CB1 receptor antagonists for the treatment of obesity. Currently, two cannabinoid receptors have been described: the CB1 receptor, which is distributed widely in the central nervous system and is also present in the periphery (e.g. in the gastrointestinal tract); and the CB2 receptor which is generally localised in the periphery (e.g. immune cells). These cannabinoid receptors are activated by the endocannabinoids, a family of endogenous lipids. Extensive pre-clinical data support the hypothesis that CB1 receptor antagonists have potential utility for the treatment of obesity.

A focused medicinal chemistry program has rapidly identified novel, selective, CB1 receptor antagonists with oral efficacy in pre-clinical feeding models. The program aims to identify a development candidate during 2004.

Metalloenzyme inhibition: Inflammation

In October 2000, Vernalis entered into a two year research collaboration with Serono, to identify new compounds for clinical development for the treatment of inflammatory diseases, particularly multiple sclerosis. In October 2002, the term of the research collaboration was extended for a further year to October 2003, with the aim of identifying candidates for development. That research collaboration has now expired. The parties are in discussion about selection of candidates for further development. For any candidates selected Serono will undertake the further development with Vernalis receiving milestone payments and royalties upon successful commercialisation of products.

Metalloenzyme inhibition: Infection

In the field of anti-infectives, Vernalis has identified several metalloenzymes not present in mammalian cells that are essential for the survival of pathogenic bacteria.

In August 2002, Vernalis entered into a broad-based collaboration with GeneSoft Pharmaceuticals Inc (then GeneSoft Inc), a private US biopharmaceuticals company, to discover and develop novel antibiotics. The collaboration covered clinical development of BB-83698 and other PDF inhibitors, and research into other metalloenzyme targets. In September 2003 the parties terminated the August 2002 agreements and replaced them with a new Research Agreement relating to four anti-infective projects in respect of Vernalis’s proprietary bacterial metalloenzyme inhibitors, and a new agreement relating to BB-83698. Under the revised September 2003 arrangements GeneSoft will conduct all further research and development at no cost to Vernalis and Vernalis will receive milestone and royalty payments if products progress through development and to market.

Biodefence research

As part of the UK Government’s biodefence initiative, Vernalis has entered into an agreement with the Defence, Science and Technology Laboratory (DSTL) in Porton Down, UK, to investigate the efficacy of selected Vernalis metalloenzyme inhibitors against anthrax lethal toxin and botulin toxin.

D Commercial Collaborations

The following section describes the Group’s existing commercial collaborators and the commercial agreements with respect to the Group’s principal research and development programs and marketed products. Collaborations were formed by each of the three companies that have been consolidated through the mergers in April 2003 and September 2003, namely Vernalis (formerly British Biotech), Vernalis Group and RiboTargets. By way of background the provenance of each collaboration is:

Vernalis
(formerly British Biotech)	Vernalis Group	RiboTargets

DSM Biologics	SmithKline Beecham	Monash University
Serono	Elan	Institute of Cancer Research
GeneSoft Pharmaceuticals ImmunoGen	Menarini
MethylGene	Roche
OSI Pharmaceuticals	Eli Lilly & Company
DevCo
Schering-Plough
Tanabe Seiyaku
R&D Systems Europe Ltd

SmithKline Beecham; (Frovatriptan)

Frovatriptan is the Company’s most advanced program and the Company’s only currently marketed product. Vernalis originally licensed frovatriptan from SmithKline Beecham in 1994. In 1998, SmithKline Beecham waived its option to commercialize the compound and worldwide marketing rights passed to Vernalis in return for a residual royalty payable to SmithKline Beecham on future worldwide sales of frovatriptan. During 2000, in connection with SmithKline Beecham’s merger with Glaxo Wellcome plc, Vernalis made two important amendments to the 1994 agreement:

•	in July 2000, SmithKline Beecham assigned to Vernalis all of SmithklineBeecham’s patents covering frovatriptan (with no substantive changes in the royalty arrangements); and

•	in December 2000, SmithKline Beecham waived all of its rights to royalties on sales of frovatriptan in return for a series of five $5 million cash payments by Vernalis. The first instalment of $5 million was paid on September 16, 2002. The second instalment was due on September 16, 2003 but has been postponed for 90 days pending further discussions between Vernalis and SmithKline Beecham. Subsequent instalments are due on each anniversary of the initial payment. The final payment is subject to cumulative worldwide sales of frovatriptan from launch exceeding $300 million.

Elan (frovatriptan)

Vernalis signed a license agreement with Elan in 1998 granting Elan exclusive marketing rights for frovatriptan in the United States, Canada and Mexico. On signing, Elan paid Vernalis a fee of $7.5 million and made a $10 million investment in Vernalis Group ordinary shares at a negotiated price of £6.25 per share. Elan subsequently paid Vernalis a further $7.5 million in 1999 when the FDA formally accepted Vernalis’s frovatriptan New Drug Application (NDA) for review, and a further $15 million in the fourth quarter of 2001 following FDA marketing approval. Under the terms of the 1998 license agreement, Vernalis could have potentially received three additional milestone payments exceeding $30 million in total on achievement by Elan of agreed sales targets for frovatriptan. In addition, Elan would pay Vernalis a royalty based on its net sales of frovatriptan. In December 2000, Vernalis entered into a new financing agreement with Elan under which Elan made a $10 million loan to Vernalis and a further equity investment of £4.96 million. Following that investment, Elan held 2,943,396 Ordinary Shares, representing approximately 6.7% of Vernalis Group’s issued share capital, which was subsequently sold in July 2002. Elan no longer has any shareholding in Vernalis Group (or Vernalis).

In the first quarter of 2002 Elan appointed UCB as its co-promotion partner for frovatriptan in the US market. The co-promotion agreement is between Elan and UCB and Vernalis has no contractual relationship directly with UCB. In conjunction with the appointment of UCB, Vernalis agreed to revised commercial arrangements with Elan. Under the new terms, Elan forgave the full amount of its loan to Vernalis, including accrued interest, and accelerated a $5.4 million sales milestone payment due under the restated 1998 license agreement to 30 days following the US launch. In return, Vernalis will receive royalties at a reduced rate on US sales up to a pre-determined level during the launch phase and early years of marketing of frovatriptan. At the end of an initial three-year period following the US launch of frovatriptan, Elan will have an option to extend the reduced royalty period by up to four years by making an additional lump sum payment to Vernalis. This payment replaces the second sales milestone payment due under the 1998 license agreement. Thereafter, or if Elan elects not to the make the lump sum payment, the royalty rate due to Vernalis will revert to the previous levels. The third sales milestone payment is not affected by the new agreement. This is a payment of $15 million from Elan to Vernalis which is triggered when the net sales of frovatriptan by Elan and UCB in North America exceed $100 million in any 12-month period. Elan made its first royalty payment to Vernalis in August 2002 and payments have subsequently been received on a quarterly basis. For additional information on frovatriptan, see above under Item 4B, Business Overview.

In addition, Vernalis is committed to funding and conducting a number of additional clinical studies with frovatriptan, known as Phase IIIb support studies, up to a predetermined total cost. These include the ongoing studies in the prophylaxis of menstrually associated migraine and a new study in the treatment of adolescent migraine, which Vernalis commenced in April 2003. A total commitment of approximately 14 million was outstanding as at September 30, 2003.

Menarini (Frovatriptan)

Vernalis have also signed a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis will supply Menarini with the finished packed product ready for sale. Vernalis receives revenue on supply of product and also from royalties.

Vernalis is exploring opportunities to generate further revenues by selecting marketing partners for frovatriptan in other geographic areas not covered by Vernalis’s existing marketing agreements with Elan and Menarini.

Vernalis also has an agreement in place with Diosynth Limited, with respect to the manufacture and supply of the bulk active pharmaceutical ingredient in frovatriptan. This bulk active is used by Galen Limited to produce finished product that is supplied by Vernalis to Menarini.

Galen Limited (Frovatriptan)

Vernalis has an agreement with Galen Pharmaceuticals for tableting and packaging of frovatriptan which is supplied as finished product to Menarini.

DSM Biologics Company Inc. (BB-10153)

Vernalis has had a series of agreements with DSM Biologics, the most recent being January 1, 2003, all of which concern the supply of BB-10153 for clinical trials.

Monash University (R140)

R140 (alphadolene acetate) In October 2002, Vernalis was granted an exclusive licence to develop and commercialise the compound alphadolone (R140) for all human and animal prophylactic and therapeutic analgesic indications from Monash University and Professor Colin Goodchild (Victoria, Australia). In return for an exclusive licence, Vernalis will pay Monash and Professor Goodchild success milestones and royalties upon the sale of product. Currently, R140 is in Phase I studies.

Roche (5HT2c receptor)

In December 1999 Vernalis signed an agreement with Roche to collaborate on Vernalis’s research program directed toward selective 5-HT2C agonists as potential anti-obesity agents. Under the terms of this agreement, Vernalis received funding for an initial two-year joint research program with Roche. Vernalis also received a license fee on signature of the agreement and three subsequent milestone payments from Roche: in November 2000 on the selection of VR 1065 as the first lead development compound; in June 2001 when this compound was confirmed as the first clinical development candidate; and in May 2002 when it entered Phase I studies.

In February 2002, Vernalis and Roche entered into a further two-year research collaboration to support the objective of bringing further product candidates into Phase I clinical trials. Under the terms of this new agreement, Vernalis receives additional research funding for the period of the new research collaboration. In May 2002, Roche commenced Phase I clinical trials with VR 1065. Although there were no side effects, the pharmacokinetic data on VR 1065 did not meet the criteria for progression to Phase II. Together with Roche, Vernalis is now focusing on follow-on compounds from different chemical series that have already been identified in the substantial 5-HT2C library generated by the collaboration so far.

Roche has exclusive worldwide rights to develop, manufacture and market all the product candidates coming out of the program for the treatment of obesity and related eating disorders, and will also fund and conduct all aspects of the development program for each compound it elects to take into development for this indication.

Serono S.A. (MEIs: inflammation)

In October 2000, Vernalis and Serono S.A. (Serono) (SWX: SEO; NYSE: SRA) signed a two-year agreement to jointly research, develop and commercialize metalloenzyme inhibitors for the treatment of various inflammatory diseases. Under the terms of the agreement, Vernalis received from Serono an up-front payment of US$5 million.

The agreement with Serono covered BB-2827, BB-76163 and research activities. The clinical development, manufacture and commercialization of BB-2827, a collagenase inhibitor with potential application in rheumatoid arthritis, and the pre-clinical research of BB-76163, an aminopeptidase inhibitor, with potential application in multiple sclerosis, were terminated in 2001.

In October 2002, the term of the research agreement was extended for a further year to October 2003. The research agreement has now expired. The parties are in discussion about selection of candidates for future development. For any candidates selected Serono will undertake the further development of these compounds with Vernalis receiving milestone and royalty payments upon successful commercialisation of products.

GeneSoft Pharmaceuticals Inc. (MEIs: antibiotics)

In August 2002, Vernalis signed agreements with GeneSoft Pharmaceuticals Inc. (then GeneSoft Inc.) for a broad-based collaboration to discover and develop novel anti-infective drugs based on Vernalis’s proprietary bacterial metalloenzyme inhibitors. The collaboration combined Vernalis’s novel targets, chemistry and clinical development with GeneSoft’s experience in antibiotic lead optimisation and clinical expertise.

GeneSoft made an initial payment to Vernalis in August 2002 of US$4 million. Upon initiation of the initial Phase I study of BB-83698 in October 2002, Vernalis received a further payment from GeneSoft of US$1 million and one million shares of convertible-preferred stock (representing approximately 3.45 per cent of GeneSoft’s outstanding equity as of the date of the transaction, on a fully-diluted basis).

In September 2003 the parties terminated the August 2002 agreements and replaced them with a new Research Agreement relating to four anti-infective projects in respect of Vernalis’ proprietary bacterial metalloenzyme inhibitors, and a new agreement relating to the development and commercialisation of BB-83698. Under the revised September 2003 arrangements GeneSoft will conduct all further research and development at no cost to Vernalis and Vernalis may receive milestone and royalty payments (dependent on progression of development and sales respectively).

ImmunoGen Inc. (BB-10901)

In May 2000, Vernalis and ImmunoGen Inc., (NASDAQ: IMGN) (ImmunoGen), a US biotechnology company, entered into a collaboration to develop and commercialize ImmunoGen’s huN901-DM1, subsequently re-named as BB-10901, targeted at the treatment of small cell lung cancer. ImmunoGen is a leader in the development of anti-cancer agents with high potency and reduced toxicity, through the use of its proprietary Tumor-Activated Prodrug (TAP) technology.

Under the agreement, Vernalis was granted exclusive rights to apply for regulatory approval and commercialize BB-10901 in Europe and Japan. ImmunoGen retains the rights to apply for regulatory approval and commercialize BB-10901 in the USA and the Rest of the World as well as the right to manufacture the product worldwide. Upon signature of the agreement, Vernalis paid US$1.5 million for its rights to BB-10901.

Under the agreement, Vernalis and ImmunoGen share responsibility for the development of BB-10901. ImmunoGen is responsible for completing pre-clinical development and for the manufacture and supply of materials for clinical trials and commercial sales. Vernalis is responsible for conducting the clinical trials necessary to achieve regulatory approval in the US, Europe and Japan and will reimburse ImmunoGen for the cost of clinical trial supplies. In the event that ImmunoGen obtains regulatory approval for marketing the product in the US, Vernalis will receive a one-off milestone payment. ImmunoGen will receive royalties on sales made in Europe and Japan.

In May 2001, a combined Phase I/II study commenced in patients with relapsed and refractory SCLC and other CD56-positive tumours to evaluate drug safety, tolerability and biological activity. In August 2002, having been granted a Clinical Trials Exemption (CTX) to investigate drug safety when administered on a more frequent dosing regime, a second Phase I study of BB-10901 commenced in two UK hospitals.

Vernalis plans to discuss this collaboration with ImmunoGen shortly.

MethylGene Inc. (MG 98)

In February 2002, Vernalis signed an agreement with MethylGene Inc., a privately-held Canadian biopharmaceuticals company, granting Vernalis the European development and commercialization rights for MG98, MethylGene’s leading experimental anti-cancer drug. In addition, Vernalis was granted an option to license pre-clinical compounds that emerge from MethylGene’s complementary DNA Methyltransferase (DNA MT) small molecule inhibitor program for cancer. This option has now expired.

MG98 is currently in Phase I clinical development in North America, such trials being conducted by MethylGene and its collaborative partner for North America and Canada, MGI Pharma Inc.

Under the License, Development and Commercialization Agreement, Vernalis made an initial research and development payment to MethylGene of US$1.7 million, to be followed by milestone payments of up to US$12.8 million based on successful regulatory approval and commercialization for MG98 in Europe. MethylGene will also receive undisclosed royalties on sales. In addition, under a separate Stock Purchase Agreement, Vernalis made an equity investment of US$2 million in the private stock of MethylGene.

Vernalis plans to discuss this collaboration with MethylGene shortly.

Eli Lilly & Company (VML 670)

In 1998 Vernalis signed an agreement with Lilly for Vernalis to develop an early development stage drug discovered by Lilly, VML 670, in one or more indications, including as a treatment for sexual dysfunction experienced by people taking a class of drug for depression called SSRIs.

An initial Phase IIa study with the product in treatment — emergent sexual dysfunction met some secondary end-points but failed to meet its primary end-point. The study data have been provided to Lilly and Vernalis and Lilly intend to discuss future arrangements for the drug shortly. Vernalis will not undertake any further development.

Roche (A2A receptor)

In May 2002, Vernalis entered a collaboration with Roche to discover and develop new drugs for the treatment of depression. Under the terms of this agreement, Roche had an option to license worldwide rights to develop, manufacture and commercialize compounds arising from Vernalis’s adenosine A2A antagonist research program in depression. Roche’s option terminated in June 2003 and Vernalis now has complete control over its A2A antagonist programmes, which are targeted at a range of indications including Parkinson’s disease and depression.

Hsp 90 Inhibitors

This program for cancer is being conducted in collaboration with the Institute of Cancer Research, under an exclusive research and development agreement which provides access to relevant cancer models.

OSI Pharmaceuticals, Inc.

In August 2001, Vernalis transferred part of its pre-clinical research facilities to OSI Pharmaceuticals, Inc. (OSI) (NASDAQ: OSIP) for consideration of £8.7 million in cash. In addition, Vernalis and OSI entered into an agreement whereby OSI acquired rights to screen Vernalis’s metalloenzyme inhibitor (MEI) and other chemical libraries. The agreement with OSI is due to expire in November 2003 although OSI may elect to take some compounds into licence agreements. Vernalis will earn a royalty on the net sales of any drugs developed and commercialized by OSI that are initially sourced from Vernalis’ MEI library.

Schering-Plough Limited

In September 1999, Vernalis and Schering-Plough Limited (Schering-Plough) signed an agreement to develop and commercialize Vernalis’s MMPIs, including marimastat and BB-3644, for the treatment of cancer. The agreement was in line with Vernalis’s declared strategy, established in 1998, to seek a partnership with a major international pharmaceutical group to develop and market marimastat and BB-3644 in North America and Europe.

On execution of the agreement, Vernalis received payments totalling US$8 million. These consisted of a non-refundable milestone payment of US$4 million and a US$4 million equity investment in Vernalis by Schering-Plough. This equity investment was made on September 10, 1999 and was satisfied by the issue of 4.5 million new shares, representing 0.7per cent of the Vernalis share capital as enlarged by the issue.

Eight phase III clinical trials of marimastat have reported and, in each, marimastat failed to meet the primary end-point. In addition clinical development of BB-3644 has been stopped after it failed to show advantage over marimastat in a Phase I study. The parties have now ceased all collaborative efforts and the agreement between the parties was terminated in March 2003.

Tanabe Seiyaku

In November 1996, Vernalis signed a development and license agreement with Tanabe Seiyaku (Tanabe) to develop and market marimastat in the territories of Japan, China (including Hong Kong), Taiwan and Indonesia. Under the agreement, Tanabe made an initial payment to Vernalis of US$7 million, to be followed by further payments of up to US$67 million, subject to the successful development and marketing of marimastat in its territories. In addition, Tanabe assumed the cost and responsibility for the development of marimastat in its territories. Tanabe commenced Phase I clinical trials of marimastat in healthy volunteers in Japan in October 1997 and initiated the first of a planned series of Phase II clinical trials during that year in gastric and lung cancer. The agreement with Tanabe is still in place but Tanabe has taken the results of the Schering-Plough clinical trials into account and Tanabe has now decided to discontinue development in Japan.

DevCo Pharmaceuticals Limited

In March 2000, Vernalis and DevCo Pharmaceuticals Limited (DevCo) announced that they had signed an agreement to develop the platelet activating factor (PAF) antagonist, lexipafant, for the protection against prophylaxis of certain serious neurological and renal complications experienced by patients undergoing cardiac surgery.

The terms of the agreement grant DevCo exclusive rights to develop, manufacture and sell lexipafant for the treatment of human disease other than in the fields of oncology and ophthalmology. DevCo will undertake all development and, if lexipafant is brought to market, pay Vernalis a royalty on sales.

R&D Systems Europe Limited

Following the sale in July 1993 of British Bio-technology Products Ltd (now known as R&D Systems Europe Ltd) to Techne Corporation, a joint biological research agreement was entered into between Vernalis, R&D Systems Europe Ltd and Techne Corporation. Under the terms of this agreement, R&D Systems Europe Ltd paid Vernalis research fees for the exclusive rights to develop, manufacture and sell products to the basic research reagent or diagnostic markets arising from biological molecules developed by Vernalis. Royalties are payable to Vernalis on any products developed by R&D Systems Europe Ltd from such biological molecules. The agreement was terminated on December 31, 1999, however, royalties continue to be paid in respect of the sale by R&D Systems Europe Ltd of research reagents and diagnostic kits that arose from the biological molecules supplied by Vernalis.

External Consultation

Establishing a network of collaborations and external consultation is fundamental to the operation of the Company’s business. In addition to its commercial collaborations under some of which joint committees of the Company and the relevant collaborative partner are established to assess findings and determine action, the Company has established an independent Scientific Advisory Board, comprising international experts. In addition, the Company consults widely with experts to challenge and verify important decisions for each of its major projects. Additionally, an independent Safety Review Board reviews all aspects of the Company’s clinical development programs.

Scientific Advisory Board (SAB)

The SAB comprises a multi-disciplinary group of leading scientists. It is responsible to the full Board. Its role is to assist with the assessment of the Group’s existing and potential research and development projects, including the content, execution, interpretation and overall quality of those projects. The Company is reviewing the Scientific Advisory Board’s role and mode of operation.

Safety Review Board

The Safety Review Board comprises a Chairman and six other members all of whom are independent of the Board and the Group. The Safety Review Board meets when necessary to provide an independent technical review and monitoring of the development programs of the Company and to ensure adequate risk benefit assessment for clinical trials. Additional consultants/experts may be used on an ad hoc basis if the Safety Review Board requires highly specialised advice.

E Principal Markets in which Vernalis Competes

The Group’s continuing revenues have been derived primarily from: (i) licensing and collaborative research and development agreements; and (ii) government research grants. In addition, the Group has earned substantial interest income from its cash balances held with banks over the period under review (see Note 5 of Notes to the Consolidated Financial Statements).

The licensing and collaborative research and development revenues include royalties received in respect of sales of frovatriptan, research support fees, milestone payments, and exercise of option fees and licensing fees. Currently, Frovatriptan is licensed to Elan/UCB for sales in North America, and Menarini for sales in Europe. Other licensing arrangements may be made in the future to cover territories outside those covered by existing agreements. Frovatriptan is also in clinical development as a prophylactic migraine treatment.

Vernalis’s other development and research programmes are in therapeutic markets with significant growth potential: cancer, thrombosis, depression and obesity.

The Group’s losses fluctuate from year to year principally due to the commencement or termination of collaborative research and development agreements, the timing of revenue realised from milestone payments under those agreements, the timing of product option and licensing fees, government grants, the level of interest income and variations in the level of expenditures relating to research and clinical development programs. Half-yearly results of operations are expected to continue to fluctuate in the future, and the Group expects to incur continued losses in coming years.

The production and potential marketing of Vernalis’ products and its ongoing research and development activities are subject to regulation by numerous governmental authorities in the US (including the FDA), the UK and Europe and by regulatory agencies in other countries where Vernalis intends to test or market products it may develop. The uncertainties involved in the regulatory approval process could significantly affect the Group’s operational results and its ability to achieve profitability.

F Revenues

The geographical analysis of turnover, based on origin of payment, for fiscal 2003, 2002 and 2001 is as follows:

	2003	2002	2001
	£000	£000	£000

United Kingdom	90	72	98
North America	420	—	190
Europe	568	1,378	1,300

	1,078	1,450	1,588

The analysis of turnover by category is:

	2003	2002	2001
	£000	£000	£000

Collaborative agreements	988	1,378	1,300
Other	90	72	288

	1,078	1,450	1,588

G Seasonality of the Company’s Business

The Company does not consider its business to be materially affected by seasonal variations.

H Marketing Channels and Sales Methods

Sales and marketing of Vernalis’ approved product, frovatriptan, are carried out by the product’s licensees, Elan (and its co-promotion partner UCB) in the US, and Menarini in Europe and certain other territories.

Vernalis signed a license agreement with Elan in 1998 granting Elan exclusive marketing rights for frovatriptan in the United States, Canada and Mexico. On signing, Elan paid a fee of $7.5 million and made a $10 million investment in Vernalis Group plc’s ordinary shares at a negotiated price of £6.25 per share. Elan subsequently paid a further $7.5 million in 1999 when the FDA formally accepted the frovatriptan New Drug Application (NDA) for review, and a further $15 million in the fourth quarter of 2001 following FDA marketing approval. In December 2000, Vernalis entered into a new financing agreement with Elan under which Elan made a $10 million loan to Vernalis and a further equity investment of £4.96 million. Following that investment, Elan held 2,943,396 Ordinary Shares, representing approximately 6.7% of Vernalis Group plc’s issued share capital at that time. This holding was subsequently sold in July 2002 and Elan no longer has any shareholding in Vernalis Group plc (or Vernalis). In November 2001, the FDA granted marketing approval for frovatriptan in the US for the acute treatment of migraine. Elan and its co-promotion partner UCB launched frovatriptan in the United States during June 2002, under the trademark FrovaTM. Frova is being co-promoted by a combined sales force from UCB and Elan. In the United States, migraineurs are treated primarily by neurologists and primary care physicians (PCPs), so the marketing program for Frova in the US will be directed mainly towards these two groups of prescribers. Both UCB and Elan have specialist neurology sales forces and Frova will also be detailed to high prescribing PCPs.

Vernalis has also signed a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis supplies Menarini with the finished packed product ready for sale.

Vernalis is exploring opportunities to generate further revenues by selecting marketing partners for frovatriptan in other geographic areas not covered by existing marketing agreements with Elan and Menarini. Agreements are also in place with Diosynth Limited with respect to the manufacture and supply of the bulk active pharmaceutical ingredient in frovatriptan, and Galen with respect to the tableting and packaging of frovatriptan.

I Patents, Licenses and Proprietary Rights

Vernalis pursues a policy of seeking to obtain patent protection for its inventions in the UK, the US, Europe, Japan and in selected other countries. Vernalis also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. To date, Vernalis has not threatened or instituted proceedings against any third party on patent or other proprietary rights nor has any third party threatened or instituted proceedings against Vernalis.

Certain products and processes currently being developed or considered for development by Vernalis are in the area of biotechnology. The number of patent filings by biotechnology firms in major jurisdictions is particularly high and the outcome of such applications is generally uncertain and involves complex legal and factual questions. To date, no consistent international policy has emerged regarding the breadth of claims allowed in biotechnology patents. Accordingly, there can be no assurance that the Group will develop products or processes that are patentable, that patent applications made by the Group, or made by parties who have agreed to license their inventions to the Group, will result in patents being issued or that, if issued, the claims allowed will be sufficiently broad to protect what Vernalis believes to be its proprietary rights or that such patents will prevent others from developing similar or functionally equivalent products or processes. In addition, there can be no assurance that products or processes covered by such patents, or any other products or processes developed by the Group or licensed to the Group, will not infringe patents owned by third parties or be subject to claims of patent infringement by these parties. In such a situation, Vernalis may have to obtain a license, defend an infringement action in court or challenge the scope or validity of any infringed or allegedly infringed patents. There can also be no assurance that such required licenses will be available to the Group at all, or if available, that such licenses will be on terms acceptable to the Group or that Vernalis will prevail in any patent litigation. Failure to obtain a license or prevail in any patent litigation relating to any technology that Vernalis may require to commercialize its products or processes may have a material adverse impact on the Group.

Litigation may also be necessary to enforce any patents granted to Vernalis or to determine the scope and validity of third party patents. Patent litigation is time consuming and expensive. There can be no assurance that Vernalis will have, or will devote, the necessary resources to conduct patent litigation. International policy with regard to the breadth of claims allowed in chemical patents is better defined than that of biological entities and is therefore of greater certainty, but there can be no assurance that patent applications made by or licensed to the Group will result in patents being issued or that, if issued, the patents will provide the right to exclude competitors with similar technology.

The Group maintains an active policy of filing patent applications. Vernalis normally commences its patent filing process by filing in the UK, which filing is generally followed by a filing under the Patent Co-operation Treaty (PCT). The PCT allows for multi-jurisdictional filings to be made under the same application. The countries normally covered by the various applications and designated under the PCT system are the UK, the US, Canada, Japan and European countries which are parties to the European Patent Convention (EPC) or the PCT. Applications in respect of additional countries are filed in certain cases. A PCT application fragments during its pendency into a number of national and regional (for example, EPC) applications. An EPC application matures on grant into a European patent, which, if appropriate action is taken, can be regarded as a bundle of national rights equivalent to a collection of national patents in the countries designated.

There can be no assurance that patents will be granted on pending applications made by the Group or parties that have licensed their inventions to the Group or that any issued patents will provide significant proprietary protection or commercial advantage or will not be infringed or designed around by others. Since publication of inventions or discoveries in scientific or patent literature often lags behind actual invention or discovery, Vernalis cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file applications for such inventions. There can be no assurance that Vernalis’ patents or patent applications will not become involved in opposition proceedings instituted by third parties. If such proceedings were initiated against Vernalis’ rights, the defence of such rights could involve substantial costs and the outcome cannot be anticipated. If patents are issued to other parties that contain valid claims that are interpreted to cover any of Vernalis’ products, there can be no assurance that the Group would be able to obtain licenses to such patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology. Competitors or potential competitors may have filed applications for, may have received patents covering, or may obtain additional patents and proprietary rights that may relate to, compounds or processes competitive with those of Vernalis.

Vernalis also relies upon unpatented proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary technology and techniques, or otherwise gain access to the Group’s proprietary technology or disclose such technology, or that the Group can meaningfully protect its rights to its unpatented proprietary technology, secrets and know-how.

It is Vernalis’ policy generally to require its consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements prior to the commencement of consulting or other relationships with the Group. Employees have a similar confidentiality provision in their employment contracts. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Group is to be kept confidential and not disclosed to third parties except in specific, limited circumstances. Vernalis also requires signed confidentiality or material transfer agreements from any person who is to receive confidential data or proprietary material from Vernalis. In the case of consultants, the agreements generally provide that all inventions conceived by the individual while rendering services to the Group shall be assigned to Vernalis as the exclusive property of Vernalis. Similar provisions are contained in Vernalis’ employment contracts, and provisions of many national laws provide that intellectual property rights created during the course of employment belong to the employer. There can be no assurance, however, that these agreements and provisions will provide meaningful protection or adequate remedies for the Group’s intellectual property rights, trade secrets or other confidential information in the event of unauthorized use or disclosure.

J Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. Vernalis’ competitors include major pharmaceutical, chemical and specialized biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of the Group. In addition, many biotechnology companies have formed collaborations with large, established companies to support research, development and commercialization of products that may be competitive with those of the Group. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through collaborations. Vernalis is aware of certain products manufactured or under development by competitors that are used for the prevention or treatment of certain diseases and health conditions which the Group has targeted for product development. The existence of these products, or other products or treatments of which the Group is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Group.

Vernalis’ products under development are expected to address a broad range of markets. Vernalis’ competition will be determined in part by the potential indications for which the Group’s products are developed, and ultimately approved, by regulatory authorities. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventive area is often at a significant competitive advantage relative to later entrants to the market. Accordingly, the relative speed with which Vernalis or its collaborative partners can develop products, complete clinical trials and approval processes, and supply commercial quantities of the products to the market are expected to be important competitive factors. The Group’s competitive position will also depend on its ability to attract and retain qualified scientific and other personnel (current retention rates remain at normal levels), develop effective proprietary products, develop and implement production and marketing plans, obtain and maintain patent protection and secure adequate capital resources. Vernalis expects its products, if approved for sale, to compete primarily on the basis of product efficacy, safety, patient convenience, reliability, value and patent position.

The biotechnology sector, both in the United States and Europe, has recently been characterized by rapid consolidation as biotechnology companies strive to combine their forces to address the shortage of equity and debt financing due, in part, to the difficult global trading environment. In light of these industry developments and of the fact that Vernalis’ cash reserves will not suffice to support its existing operations beyond calendar 2004, Vernalis’ management is considering a number of options to maintain Vernalis’ business beyond calendar 2005, including entering into business combinations with other biotechnology companies that could provide liquidity, enhance Vernalis’ ability to exploit its technologies and research and development capabilities, as well as to reduce costs. If Vernalis is unable to conclude a business combination or secure alternative ways of financing before the end of calendar 2005, it may have to curtail all or some of its existing operations as it approaches the end of its cash reserves. For additional information, see also item 5B, Operating and Financial Review and Prospects — Liquidity and Capital Resources.

K Material Effects of Government Regulation

The international pharmaceutical industry is highly regulated by numerous governmental authorities in the US, the UK, Europe and by regulatory agencies in other countries where Vernalis intends to test or market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of drugs and also review the quality, safety and effectiveness of pharmaceutical products. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

The national regulatory authorities have high standards of technical appraisal. Consequently, the introduction of new pharmaceutical products generally entails a lengthy development and approval process. Of particular importance is the requirement that products be authorized or registered prior to marketing and such authorization or registration be maintained. Of particular significance in the US are the US Food and Drug Administration (FDA) requirements covering research and development, testing, manufacturing, quality control, labelling and marketing of drugs for human use. A pharmaceutical product cannot be marketed in the US until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA. As a result of these requirements, the length of time, the level of expenditure and the laboratory and clinical information required for approval of a New Drug Application (NDA) or a product license application are substantial and can require a number of years, although recently revised regulations are designed to reduce the time for approval of new products. In Europe, two systems for the registration of pharmaceutical products are in operation, the centralized procedure and the mutual recognition procedure. In the centralized system, review of the proposed new product is co-ordinated by the European Medicines Evaluation Agency (EMEA) located in London and, if the product is found to meet the criteria for marketing authorisation, a European Marketing Authorisation is granted which is valid throughout the EU. In the mutual recognition procedure, the initial review is undertaken by the national health Authority of one of the EU member states and, if this country considers the product acceptable for marketing authorisation, the other EU member states are asked to recognise this approval and issue their own authorisation. The mutual recognition procedure thus results in a national authorisation in each member state. However, irrespective of the procedure followed, the technical requirements for marketing authorisation are the same. For European countries that are outside the EU, national marketing authorisation procedures with similar technical standards exist. Vernalis anticipates that the introduction of new products will continue to require substantial effort, time and expense in order to comply with regulatory requirements.

No new drug is permitted to be sold in developed countries without extensive data on its quality, safety and efficacy first being obtained, organized and submitted to governmental regulatory authorities. The development stage of this process may be divided into two parts: (i) pre-clinical; and (ii) clinical development. Included in pre-clinical development are the development of processes for manufacturing the product candidate, toxicology studies and other activities such as pharmacology and drug metabolism studies. Clinical trials run until, and in some cases after, the product is marketed and cover several, sometimes overlapping, phases.

In Phase I trials, a small number of healthy human volunteers are exposed to a product candidate. Typically, the volunteers are administered single or multiple doses, following which the effects of the candidate drug are closely monitored. The way the body deals with the product candidate from administration to elimination (pharmacokinetics) is also studied. Phase II trials involve the first studies on patients and explore the doses required to produce the desired benefits.Safety and pharmacokinetic information is also collected. Phase III trials typically involve larger numbers of patients and geographically dispersed test sites. The trials in this Phase may compare the new agent with other available treatments. In Phase III trials, costs are significantly higher than in earlier Phases due to the larger number of patients and longer duration of trial. In respect of Vernalis’ portfolio, this would be particularly true in the case of BB-10153.

In addition to the forms of regulation referred to above, the prices of pharmaceutical products in many countries are controlled by law. In some countries, such as France and Japan, the prices of individual products are regulated. By contrast, in the UK, prices are controlled by reference to limits upon the overall profitability, measured by the rate of return on capital employed, of sales of products supplied under the UK National Health Service. The permitted rate of return on capital employed for each pharmaceutical company is determined through negotiations with the UK Department of Health under the 1999 Pharmaceutical Price Regulation Scheme. If a company’s actual rate of return exceeds the agreed rate, it is required to negotiate either a repayment of past profits which the Department of Health considers to be excessive or future price reductions. There is no assurance that the current arrangements will continue in the future.

Governments may also influence the price of pharmaceutical products through their control of national healthcare organizations which may bear a large part of the cost of supply of such products to consumers. In the US and Germany, indirect pressure can be exerted on prices by government funded or private medical care plans.

Vernalis is unable to predict whether, or to what extent, its business may be affected by legislative and regulatory developments relating to specific pharmaceutical products or the pricing of such products, or to its overall business. The uncertainties involved, or any adverse regulatory developments, could significantly affect the Group’s operational results and its ability to achieve profitability.

L Organizational Structure

Within the Vernalis Group, Vernalis is the holding company listed on the London Stock Exchange and quoted on NASDAQ.

The two principal operating subsidiaries during fiscal 2003 were Vernalis (Oxford) Limited, formerly British Biotech Pharmaceuticals Limited, (research and development) and from April 23, 2003, Vernalis (Cambridge) Limited, formerly RiboTargets Limited (research and development). Following the merger with Vernalis Group, Vernalis now also has two further operating subsidiaries, Vernalis Research Limited (research, development and commercialisation) and Vernalis Development Limited (research, development and commercialisation. At April 30, 2003, the Company had the following wholly-owned subsidiary undertakings:

Subsidiary Undertaking	Nature of business	Incorporation

Vernalis (Oxford) Limited (previously British Biotech Pharmaceuticals	R&D	E&W
- RiboTargets Limited (previously Neures Limited)	Dormant	E&W
- British Biotech Pharmaceuticals Limited (previously	Dormant	E&W
Lanehawk Limited and Heptagen Limited)
Oxford Gene Systems Limited	Dormant	E&W
British Biotech Services Limited	Support Services	E&W
British Biotech International Limited	Pharmaceuticals	E&W
British Biotech Investments Limited	Holding company	E&W
- British Biotech (UK) Limited	Pharmaceuticals	E&W
- British Biotech Americas Inc.	Holding company	USA
- British Biotech Inc.	Non-trading	USA
BB Pharmaceuticals limited	Dormant	E&W
British Bio-technology Products Limited	Dormant	E&W
British Bio-technology limited	Dormant	E&W
British Biotech Limited (previously Genalife Limited)	Dormant	E&W
RiboTargets Holdings PLC	Holding company	E&W
Vernalis (Cambridge) Limited (previously RiboTargets Limited)	R&D	E&W
Since April 30, 2003 the following subsidiaries have been acquired
Intrica Pharma Limited	Dormant	E&W
Intrica Pharmaceuticals Limited	Dormant	E&W
Vallesco Limited	Dormant	E&W
Vallesca Limited	Dormant	E&W
Vallesco Pharmaceuticals Limited	Dormant	E&W
Vallesca Pharmaceuticals Limited	Dormant	E&W
Following the merger with Vernalis Group plc the Group now also includes the following subsidiaries:
Vernalis Group Plc*	Holding company	E&W
- Vernalis Development Limited (previously Vernalis Limited)	R&D	E&W
- Vernalis Research Limited	R&D	E&W
- Vernalis Group Share Scheme Trustees Limited	Trust	Jersey
- Vernalis Corporation	Dormant	USA
- Vanguard Medica Limited	Dormant	E&W
- Cerebrus Limited	Dormant	E&W
- CereXus Limited	Dormant	E&W
- Cerberus Inc.	Dormant	USA

*Vernalis Group Plc Limited is not wholly owned by the Company but on September 23, 2003, Vernalis held approximately 91.58% of the issued shares in Vernalis Group Plc and Vernalis is in the process of acquiring the remaining shares in Vernalis Group Plc in accordance with Sections 428 to 430 of the Companies Act 1985. This compulsory acquisition process is expected to be concluded on or shortly after November 4, 2003.

M Property, Plant and Equipment

Vernalis’s headquarters are in Winnersh and Vernalis has research and development facilities in both Winnersh and Cambridge. The complete schedule of Vernalis’ offices, laboratory and storage facilities is:-

Property	Description	Title	Location	Approximate area
				(square metres)
Oakdene Court	Office and laboratory facilities	Leasehold	Winnersh, Reading	4,400 sq m
Granta Park (Phase I)	Office and laboratory facilities	Leasehold	Cambridge	2,608
Granta Park (Phase II)	Office and laboratory facilities - unoccupied	Leasehold	Cambridge	2,418
4-10 The Quadrant	Offices and laboratory facilities, leased to Celltech R&D Limited	Leasehold	Oxford	1,944
Thames Court	Office and laboratory facilities	Freehold	Oxford	2,525
Brook House	Office and laboratory facilities, largely unoccupied	Freehold	Oxford	2,396
Cherwell House	Stores, largely unoccupied	Freehold	Oxford	1,196
Cherwell House car park	Car park	Freehold	Oxford
Ex British Gas Site	Car parking	Freehold	Oxford	2,196

These properties are believed to be in good condition. Vernalis has a continuing program of repair and improvement considered appropriate to meet the needs of Vernalis.

Vernalis’s operations in Oxford are currently being wound down and the Company is looking to sell or let its freehold properties (Thames Court, Brook House and Cherwell House together with the car parks) in Oxford. In July 2003, Vernalis disposed of its leasehold interest in a fourth neighbouring building in Oxford, Harrow House.

The leases for the premises at Cambridge expire in 2019. Phase I is currently operating at close to full capacity. Phase II is currently unoccupied and the Company is reviewing options for this site.

From November 2003, Vernalis will operate from the sites at Winnersh and Granta Park (Phase I), Cambridge. The lease of the premises at Winnersh expires in 2017, with the option to terminate early in 2012. The lease of Granta Park (Phase I), Cambridge expires in 2019. These premises provide adequate facilities for the operations of Vernalis in the short term. Manufacturing of clinical trial supplies and commercial supplies of frovatriptan is subcontracted to third party manufacturers who comply with nationally and internationally accepted quality standards, including GMP, GLP and GCP. The Company has no plans to establish its own manufacturing capability in the foreseeable future.

The properties of Thames Court and Brook House are held under mortgage (see Note 13 to the Notes to the Consolidated Financial Statements).

Environmental

Vernalis carries out its research and development operations in the UK and is therefore subject to the environmental regulation of the UK.

Vernalis’s commitment to environmental issues is managed through the Health and Safety Management Committee. Implementation of procedures, which aim to comply with recognised national standards, has ensured that all activities with potential environmental effects are identified and documented with controls implemented to minimise the impact of the Vernalis’s business activities upon the environment.

Vernalis is subject to regulation regarding health and safety, disposal of waste products and maintenance of systems to ensure that there is no ground or groundwater contamination through accidental spillage of chemical or biological material. The Group believes that it has satisfied the UK National Rivers Authority with its operational methods to prevent any spillage from draining into the natural water system in the soil or local watercourses. Vernalis adheres to UK Health & Safety Executive approved Codes of Practice and regular audits ensure that high standards are achieved both operationally and in the development of facilities.

The use of hazardous materials is a necessary part of the Vernalis’s activities in pharmaceutical research and development. Assessment of risks to health and environmental impacts is therefore integral to all operations, ensuring a safe working environment as well as contributing to business risk management. During fiscal 2003, all biological work continued to be reviewed to ensure compliance with the UK Genetically Modified Organisms (Contained Use) Regulations 2000.

Vernalis’s accident and incident reporting system incorporates causal analysis and ensures appropriate remediation. As a result, Vernalis is able to report that there were no releases to the environment, no reportable accidents and only a few minor accidents/incidents during the past fiscal year.

The precise costs of complying with the various environmental laws and regulations relating to the Group’s operations are embedded in the costs of conducting the Group’s business. These are difficult to individually quantify since they are linked with health, safety, and other regulatory and legal compliance. The Group has no reason to believe however that the costs incurred by the Group vary significantly from those incurred by other comparable companies employed in similar business.

At April 30, 2003 there were no pending or threatened legal proceedings relating to environmental regulations or legislation, nor have any internal reviews revealed any situations of likely future environmental liability of any major significance.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The operating and financial review under this Item relates primarily to British Biotech plc for the fiscal periods prior to the merger with Vernalis Group (under UK merger accounting). Certain post-balance sheet information has been included to reflect material effects of the acquisition on the Group’s financial condition and other material information as of the date of the filing.

A Results of Operations

The Group’s principal activity since its foundation in 1986 has been pharmaceutical research and product development, conducted both on its own behalf and through various collaborative research and development agreements with other companies. From 1987 until July 1993, Vernalis also supplied research products to third parties through British Bio-technology Products Limited (BBP). In July 1993, BBP was sold for $2.3 million to Techne Corporation Inc.

The Group has made losses since its foundation. As at April 30, 2003, the Group’s accumulated losses were £305,215,000, as compared to £287,116,000 at April 30, 2002 and £270,073,000 at April 30, 2001.

The Group’s continuing revenues have been derived primarily from licensing and collaborative research and development agreements with additional revenue from government research grants. In addition, the Group has earned substantial interest income from its cash balances held with banks over the period under review (see Note 5 of Notes to the Consolidated Financial Statements). The licensing and collaborative research and development revenues include research support fees, milestone payments and product option and licensing fees.

The Group’s losses fluctuate from year to year principally due to the commencement or termination of collaborative research and development agreements, the timing of milestone payments under those agreements, the timing of product option and licensing fees, government grants, the level of interest income and variations in the level of expenditures relating to research and clinical development programs. In addition, in fiscal 2004, the Group expects to receive operating revenues through royalties for sales of frovatriptan in the United States and the European Union. In addition to royalties, under the terms of its license arrangements with the Group, Elan is required to pay the Company a $15 million milestone payment if net sales by Elan and UCB in North America exceed $100 million in a 12 month period. Accordingly, the timing and extent of royalty payments and of milestone payments, if any, may vary considerably depending on the sale of frovatriptan. Half-yearly results of operations are expected to fluctuate significantly in the future, and the Group expects to incur continued losses in coming years.

The Group continues to incur the greater part of its costs on personnel and external contract costs needed to support the research and development of pharmaceutical products, including expenses related to the filing, defense and enforcement of patent and other intellectual property rights. Other significant costs have been incurred in 2003 in relation to the acquisition of RiboTargets and terminated deal costs in connection with the aborted merger discussions with MorphoSys AG.

On April 22, 2003 the Company acquired RiboTargets Holdings plc. The acquisition of RiboTargets Holdings plc has been accounted for under purchase accounting. The Company’s intangible assets increased to £10 million (2002 : £2 million) due to the addition of £8.2 million of goodwill arising on the merger, which is being written off through the income statement in three years (under UK GAAP). The amortization charge for fiscal 2003 amounted to £60,000. Other reserves increased to £30 million (2002 : £10 million) as a result of the issue of 33 million ordinary shares in connection with the merger. Debtors increased to £7.1 million (2002 : £3.1 million) due principally to increases in R&D tax credit and VAT receivable as a result of merger-related expenses. A total of £14.8 million of cash and short term investments (net of expenses of acquisition) were received on completion of the transaction. For the year ended December 31, 2002, RiboTargets Holdings plc had reported a net loss of £7.7 million on total revenues of £2.2 million. RiboTargets Holdings plc had net assets at that date of £4.3 million, with net cash and cash equivalents and short-term deposits of £4.3 million.

On September 23, 2003, the Company (then British Biotech plc) completed an offer for the ordinary shares of Vernalis Group plc and on October 1, 2003 the Company was renamed Vernalis plc. The operating results of the Company for the year ended April 30, 2003 do not reflect the merger with Vernalis Group (under UK merger accounting) which will be reflected under purchase accounting in the Company’s financial statements for the year ending April 30, 2004. For the year ended December 31, 2002, Vernalis Group plc had reported a net loss of 16.1 million on total revenues of £5.9 million. Vernalis Group also had £18 million of research and development expenses and £7.1 million administrative expenses during the same period. Vernalis had net liabilities at that date of £0.3 million, with net cash and cash equivalents and short-term deposits of £9.1 million. In May 2003, Vernalis Group plc had conducted a rights issue raising approximately £14.1 million net of expenses.

Fiscal Years 2003, 2002 and 2001

Total revenues were £1,078,000 in fiscal 2003, £1,450,000 in fiscal 2002 and £1,588,000 in fiscal 2001. Of this, revenues from collaborative agreements were £988,000 in fiscal 2003, £1,378,000 in fiscal 2002 and £1,300,000 in fiscal 2001and grant and other licensing revenues were £90,000 in fiscal 2003, £72,000 in fiscal 2002 and £288,000 in fiscal 2001.

Profit and Loss Account

Collaborative revenues in 2003, 2002, and 2001 were derived from the collaborations with Serono and in 2003 also derived from the collaboration with GeneSoft Pharmaceuticals. Under the agreement with Serono to develop metalloenzyme inhibitors for serious inflammatory disease, £0.6 million of the £3.3 million received in November 2000 was recognised as income in fiscal 2003, £1.4 million in fiscal 2002 and £1.3 million in fiscal 2001. Under the agreement with GeneSoft to develop bacterial metalloenzyme inhibitors as novel antibiotics, £0.4 million of the £3.2 million received from GeneSoft was recognised as income in fiscal 2003.

Grant revenue in fiscal 2003, fiscal 2002 and fiscal 2001 relates to a number of agreements with the UK Department of Trade and Industry (DTI), and in fiscal 2003 also relates two Fifth (EC) Framework programs with the EU.

Research and development expenditure was £14,544,000 in fiscal 2003, £21,256,000 in fiscal 2002 and £23,724,000 in fiscal 2001. Research and development expenditure in fiscal 2003 decreased by £6.7 million to £14.5 million due to reduced infrastructure costs of £4.5 million and reduced expenditure on the product portfolio of £2.2 million. The decrease in fiscal 2002 was due to the transfer of pre-clinical facilities to OSI offset by an increase in share option expense.

Profit on disposal of fixed assets of £2,505,000 in fiscal 2002 arose from the transfer of certain pre-clinical facilities to OSI in September 2001. Amounts written off investments were £799,000 in fiscal 2003 and £324,000 in fiscal 2002. In each year, this consists of an estimate of the permanent impairment in the value of certain investments by reference to their market value.

Net interest income was £1,435,000 in fiscal 2003, £2,542,000 in fiscal 2002 and £3,449,000 in fiscal 2001. The decrease in net interest during fiscal 2003 and, fiscal 2002 was due to reduced average cash balances and falling interest rates. See Item 5B. Liquidity and Capital Resources. Interest expense amounting to £219,000 in fiscal 2003, £278,000 in fiscal 2002 and £329,000 in fiscal 2001 consists of payments on a fixed-rate mortgage by a fixed charge secured on three of the Group’s freehold properties and on various finance leases.

Vernalis Group had £18,000,000 research and development expenditure and £7,057,000 administrative expenses during fiscal 2002.

B    Liquidity and Capital Resources

Since Vernalis’ foundation, cash expenditures have exceeded revenues. The Group has financed its research and development operations primarily by the issuance of equity securities, acquisitions, revenues from joint development and licensing agreements, interest earned on cash deposits and a mortgage of £4 million.

The Group’s net cash and cash equivalents and short-term deposits were £43,926,000 at April 30, 2003, £50,398,000 at April 30, 2002 and £64,990,000 at April 30, 2001. Cash equivalents and short term deposits are predominantly held in UK sterling. The £6,472,000 decrease in fiscal 2003 compared with fiscal 2002 comprises £20,706,000 of cash utilised by operations and £665,000 of financing repayments offset by net cash and cash equivalents and short-term deposits acquired with RiboTargets Holdings plc of £14,870,000 and exchange gains of £29,000. The cash utilised by operations of £20,706,000 comprises £23,278,000 on operating activities and £775,000 on capital expenditure offset by net interest income of £1,666,000 and a tax refund of £1,681,000. The £14,592,000 decrease in fiscal 2002 compared with fiscal 2001 comprises £14,268,000 of cash utilised by operations and £342,000 of financing repayments offset by exchange gains of £18,000. The cash utilised by operations of £14,268,000 comprises £19,309,000 on operating activities and £4,578,000 on capital expenditure offset by the net proceeds of sale of tangible fixed assets to OSI Pharmaceuticals of £7,264,000, net interest income of £2,351,000 and a tax refund of £4,000. The £10,684,000 decrease in fiscal 2001 compared with fiscal 2000 comprises £10,365,000 of cash utilised by operations and £381,000 of financing repayments offset by exchange gains of £62,000. The cash utilised by operations of £10,365,000 comprises £21,738,000 on and operating activities and £3,611,000 on capital expenditure offset by proceeds of £11,198,00 on the sale and leaseback of property, net interest income of £3,656,000 and a tax refund of £130,000.

In fiscal 2003, capital expenditure was £997,000 on plant and machinery and laboratory and office refurbishment, offset by proceeds from the sale of assets of £222,000. Capital expenditure was £4,578,000 in fiscal 2002, comprising £1,801,000 on plant and machinery and laboratory and office refurbishment, £1,406,000 on the purchase of investments in collaborators and £1,371,000 on payments to third parties to acquire licenses to develop their intellectual property. Capital expenditure in fiscal 2002 was offset by proceeds from the sale of assets of £7,264,000. Capital expenditure was £3,611,000 in fiscal 2001, comprising £752,000 on plant and machinery, £1,623,000 on the purchase of investments in collaborators and £1,236,000 on payments to third parties to acquire licenses to develop their intellectual property. Capital expenditure in fiscal 2001 was offset by proceeds from the sale of assets of £11,198,000.

During fiscal 2002, the Group sold certain of its pre-clinical facilities to OSI (see Item 4A, Information on the Company — History and Development of the Company and Item 4B, Information on the Company — Business Overview above). The proceeds from this transaction increased the Group’s cash reserves while the resulting reduction of infrastructure costs and headcount reduced the Group’s expenses.

The Group reports its results and states its balance sheets in English pounds sterling. Where revenues are earned or expenditure incurred in other currencies, the results are exposed to fluctuations in the exchange rates and may give rise to gains and losses. Similarly where monetary assets and liabilities are denominated in foreign currencies, the balance sheet is exposed to foreign currency fluctuations.

The Group plans to generate its commercial returns through milestones and royalties from frovatriptan and by actively seeking partners for its products in all territories in the world while retaining commercialization rights for certain products in niche markets (see Item 4B. Overview — Business Strategy). Its cash resources will be used to expand and progress the portfolio of development products and research programs principally focused on oncology and diseases of the central nervous system. Substantial increases in administrative support costs, marketing and commercialization expenditure will only be incurred once product approvals are certain.

The Group maintains a policy of conservative cash management by placing surplus funds on deposit with a range of major international banks and building societies. Short-term deposits are for fixed terms at fixed rates of interest and the investment objective is to achieve market returns while protecting the capital value. Short term investments are investments in a money market managed fund that is repayable within 48 hours. The Group does not have any committed or uncommitted bank facilities. The Group does not enter into derivative financial arrangements to manage foreign exchange risk. The Group’s operations do not have significant assets or liabilities denominated in currencies other than sterling or US dollars respectively. Wherever possible, expenditure in foreign currencies is matched with receipts in the same currency (see Item 11. Quantitative and Qualitative Disclosures about Market Risk).

The Group’s future revenues, liquidity and capital requirements are dependent upon several factors, including, but not limited to, its success in generating significant revenues from partnerships and/or sales; the time and cost required to manufacture and find partners for its products; the time and cost required for clinically developed products to obtain regulatory approvals; competitive technological developments; additional government-imposed regulation and control; and changes in healthcare systems which affect reimbursement, pricing or availability of drugs and market acceptance of drugs. In addition, the Group may require additional financing to fund the acquisition costs of acquiring additional products. If needed, there can be no assurance that such facilities can or will be obtained on reasonable terms, if at all.

As at September 30, 2003, the Group had net cash and short term deposits of £44.7 million subject to a long-term loan of £7 million that was acquired with Vernalis Group and that has become immediately repayable as a result of the transaction. The Group’s primary source of operating cash are royalties received with respect to sales of its only marketed product, frovatriptan, in the United States and the European union. In addition to royalties, under the terms of its license arrangements with the Group, Elan is required to pay the Company a $15 million milestone payment if net sales by Elan and UCB in North America exceed $100 million in a 12 month period. As the financial position of the Group currently stands, Vernalis has insufficient cash reserves to continue its existing operations beyond calendar 2004. The Group’s management is considering a number of options to maintain the Group’s business beyond calendar 2005, including entering into business combinations with other biotechnology companies that could also enhance the Group’s ability to exploit its technologies and research and development capabilities, as well as to reduce costs The Group may also seek to raise additional funds through public equity offerings and/or offerings of debt securities or preferred shares, the terms of which may impose restrictions on the Group’s operations and financial management. There can be no assurances that such offering would be available, or, if available, that it would be on commercially reasonable terms. If the Group’s plans or assumptions are inaccurate, it might need to seek capital sooner than currently anticipated. If the Group is unable to secure additional funding the Group may be required to delay, reduce or eliminate some or all of its programs or otherwise readjust its business plan to reduce costs.

Capital expenditure commitments contracted for but not provided for at April 30, 2003 were £102,000. Expenditure of £350,000 had been authorised but not contracted for at April 30, 2003.

The Group has a secured loan outstanding that is secured over the Group’s freehold properties. The total amount outstanding at April 30, 2003 was £1,620,000. This is repayable quarterly in equal instalments over the remaining seven years of the loan. Following the merger with Vernalis Group plc (under UK merger accounting) the Company acquired significant liabilities of £19,640,000.. Of this amount Roche has the right to request immediate repayment of £7 million. For information on the payments under the contract between Vernalis Group and Glaxo Smithkline to which the company has succeeded, see Item 4D, Information on the Company — Commercial Collaborations.

The Group has finance leases outstanding totalling £1,269,000 at April 30, 2003

Research and Development Programmes

Included within Research and Development Expenditure is the following external expenditure on research and development projects.

	2003	2002	2001
	£000	£000	£000
Marimastat	399	1,623	3,137
BB-10901	662	1,078	974
BB-10153	1,781	2,742	953
Anti Infective programme	2,227	1,218	802
Serono collaboration			1,522
E21R		654
BB-94 Stent	528	964
MG98	900
Other R and D projects and Infrastructure	8,047	12,977	16,336
Total Research and Development Expenditure	14,544	21,256	23,724

See Item 4B , Information on the Company — Marketed Products and Product Development Programmes, for further information of the current status of the development programmes.

See Item 4D , Information on the Company — Commercial Collaborations, for further information on the status of research and development collaborations

See Item 3 D Risk Factors for the risks associated with bringing drug candidates to market.

The major risk to all research and development projects is that the company currently has insufficient funding to last beyond calendar 2004. If the company cannot fund new research and development then it will not bring its current drug candidates to market.

Application of Critical Accounting Policies

Revenue

The Group enters into collaborative research agreements whereby other pharmaceutical and biotechnology companies assist in the research and development of Vernalis’ intellectual property. Under these collaborations, the Group receives revenue from the collaborator and participates with them in the future research and development of the program. The Group receives revenue from these agreements that are related either to the achievement of specified objectives or to a commitment of resources by the Group over a period of time. Revenues related to the achievement of specific objectives are recognised when those objectives have been met. Revenues which are related to the commitment of resources over a period of time are recognised in proportion to the work completed. In August 2002, Vernalis entered into a collaborative agreement with GeneSoft Inc. and received an initial payment of £3.2 million. This is being recognised over the initial period of the research agreement and at April 30, 2003 an amount of £2,848,000 has yet to be recognised. In October 2000, Vernalis entered into a collaborative agreement with Serono S.A. and received an initial payment of $5 million (£3.3 million). This has been recognised as revenue over the initial two-year period of the research agreement and at April 30, 2003 an amount of nil had yet to be recognised.

Goodwill and Intangible Assets

Vernalis has entered into in-licensing arrangements with other pharmaceutical and biotechnology companies for which payments are made, first, to acquire licenses to develop their intellectual property and, second, in relation to the achievement of specific research and development milestones. Under UK GAAP, the Group is required to capitalise these payments as intangible fixed assets and amortise them over their expected useful life. The expected useful life is based upon the shorter of the length of the agreement or the expected patent life, and is subject to an impairment review which is based on the net present value of expected returns from the arrangement. Under US GAAP, these payments are subject to an additional review and may only be recognised as an asset if an alternative primary use exists for the product or technology. Vernalis believes that such an alternative primary use does not exist for the acquired products and, under US GAAP, has made an additional charge of £1,089,000 for the year ended April 30, 2001 and £898,000 for the year ended April 30, 2002 reducing the carrying value of intangible fixed assets to zero.

Under UK GAAP the shares issued to acquire RiboTargets Holdings plc were valued at the market price at the date of acquisition on 23 April, 2003. Under US GAAP the shares issued were valued at the average market price for three days before and after the announcement of the acquisition on March 21, 2003. The movement of the Company’s share price between these dates and methods increases the value of the purchase price by £4.0 million. In accordance with US GAAP (EITF 95-3) an adjustment was made to the opening net assets position under UK GAAP to reflect the redundancy costs arising following a reorganization of the Group after acquisition. In accordance with UK GAAP, these costs were expensed in 2003.

Under US GAAP, purchase price is allocated to all tangible and identifiable intangible assets based upon estimated fair value at the date of acquisition. For US GAAP purposes, fair values have been assigned to intangible assets which included in-process research and development (£5.0 million) and technology platform (£2.5 million). The specifically identifiable intangible assets have not been recognised under UK GAAP as they do not meet the criteria for recognition required by FRS 10, ‘Goodwill and intangible assets’.

Under US GAAP the amount of purchase consideration allocated to in-process research and development is immediately written off to the profit and loss account. The portion of the purchase price allocated to the technology platform under US GAAP is amortised over the estimated useful economic life. Under UK GAAP these amounts are included in goodwill.

The net impact on shareholders’ funds at April 30, 2003 under US GAAP was:

£000
Difference in consideration issued under US GAAP	4,005
Less profit and loss impact under US GAAP	(4,933)
(928)

The movement in goodwill represents the fair value of intangible assets under US GAAP less the difference in consideration issued and the restructuring provision.

Fixed Asset Investments

Vernalis has investments in quoted and unquoted stocks acquired as a result of collaborations with other companies. Under UK GAAP, these investments are carried at cost less any permanent diminution in value. During the year, under UK GAAP, provision for the permanent diminution in value of listed investments was made by reference to the evolution of the market price of the shares and to reflect the down-turn in share values across the biotechnology sector. As at April 30, 2003 the carrying value of investments in quoted companies was £179,000 representing an acquisition cost of £1,623,000 net of a provision of £1,444,000 for a permanent diminution in value.

Under US GAAP marketable securities are valued at market value, with temporary diminution in value being taken to other comprehensive income and permanent diminutions taken to the Statement of Operations. The definition of permanent is more prescriptive under US GAAP. The market value of securities at April 30, 2003 resulted in a reduction to the realisable value of the securities. At April 30, 2002 there was no difference in the value of securities between UK and US GAAP.

As at April 30, 2003, the carrying value of unlisted investments was £928,000 representing an acquisition cost of £1,406,000 net of a provision of £478,000 for a permanent diminution in value.

In September 2003 Vernalis disposed of its holding in CareScience Inc for $268,787.

C    US GAAP Reconciliation

The Group prepares its Consolidated Financial Statements in accordance with UK GAAP, which differ in certain respects from US GAAP. A description of the significant differences and reconciliations of net income and shareholders’ equity is in Note 3 of the Notes to the Consolidated Financial Statements.

D    Research and development, patents and licences etc

Under UK GAAP expenditure on research and development is written off in the year in which it is incurred. Under UK GAAP, certain payments to acquire licences to products are capitalised as Intangible Fixed Assets under FRS10. Under US GAAP these payments are written off as in-process research and development in so far as these products are to be used in research and development activities and have no future alternative use.

E    Trend Information

The integration of the Company and RiboTargets Holdings plc has been completed, while detailed plans for the integration of Vernalis Group plc are currently being implemented. The combined headcount of the three companies which, collectively, amounted to 271 prior to their consolidation, is expected to be reduced to approximately 135 when the restructuring is completed. An initial reduction of 67 was implemented, in connection with the integration of the Company and RiboTargets Holdings plc, and headcount will be reduced by a further 70 positions, approximately, during the integration of the Company and Vernalis Group plc. Most of the reductions will take place in late 2003 and the integration is expected to be completed early in 2004. As previously announced, the Company also plans to close its Oxford facility in late 2003, and then divest it. The merger will create significant cash savings through focusing on the most commercially attractive research programs and the removal of duplicate corporate overhead costs. These savings are expected to be approximately £6.5 million in the first full financial year (to April 30, 2005) following completion, with a net cash cost of £0.4 million (after recognizing savings of £1.8 million) in the financial year to April 30, 2004.

Following an extensive portfolio review undertaken subsequent to the acquisition of RiboTargets Holdings plc and the merger with Vernalis Group plc, the Company has decided that research and development investment will be primarily focused in the fields of central nervous system disorders (including obesity-related targets) and in cancer. In addition, a novel product for the treatment of thrombotic disorders will continue in development. As part of the portfolio review, the Company has decided to discontinue certain research projects and to discuss certain of its existing collaboration agreements with its commercial collaborators. For additional information on the current status of the Company’s product development and research programs, see above Item 4B, Information on the Company — Business Overview, Item 4C, Research Programs, and Item 4D, Commercial Collaborations.

Frovatriptan, the Company’s only marketed product, is approved and marketed in the United States and Europe for the acute treatment of migraine. By October 2003, 16 months following launch, Frova had achieved a share of approximately 3% of the US market for the triptan class of drugs, according to prescription data generated by the market research organization IMS Health. In early October 2003, approximately 11 months after launch in Germany, the first European territory, ex-pharmacy unit sales of frovatriptan had amounted to approximately 7.2% of the oral triptan market, according to prescription data generated by the market research organization IMS Health.

As a result of the change of control of Vernalis Group plc, Roche became entitled to repayment of a £7.0 million convertible loan made to Vernalis Group plc in May 2002. Roche retains the right to require repayment of the loan with accrued but unpaid interest but has not yet exercised its entitlement to repayment. The Company expects to repay this in the near future. The Group is of the opinion that the available cash resources of the Group, according to the current business plan without taking into account any milestone payments from Elan and assuming repayment of £7.0 million under the convertible loan with Roche, will be sufficient to fund its operating losses for at least the next 12 months from the date of this annual report. See also above, under Item 5B, Liquidity and Capital Resources. In addition, the Company is committed to making three further annual payments of $5 million, by September 2005, in respect of the loan from GSK.

As the financial position of the Group currently stands, Vernalis has insufficient cash reserves to continue its existing operations beyond calendar 2004. The Group’s management is considering a number of options to maintain the Group’s business beyond calendar 2005, including entering into business combinations with other biotechnology companies that could also enhance the Group’s ability to exploit its technologies and research and development capabilities, as well as to reduce costs The Group may also seek to raise additional funds through public equity offerings and/or offerings of debt securities or preferred shares, the terms of which may impose restrictions on the Group’s operations and financial management. There can be no assurances that such offering would be available, or, if available, that it would be on commercially reasonable terms. If the Group’s plans or assumptions are inaccurate, it might need to seek capital sooner than currently anticipated. If the Group is unable to secure additional funding the Group may be required to delay, reduce or eliminate some or all of its programs or otherwise readjust its business plan to reduce costs.

F    Off-balance sheet arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, other than those listed in section G below.

G    Information about Contractual Cash Payments

The table below shows the contractual obligations and commercial commitments as at April 30, 2003.

Payments due

			Payments due
		Less than
	Total	1 year	2-3 years	4-5 years	Over 5 years
	£000	£000	£000	£000	£000

Secured loan	1,620	270	540	540	270
Obligations under finance leases	1,269	770	499	—	—
Operating lease commitments	25,866	1,680	3,236	3,224	17,726
Commitments under license agreements (i)	20,731	600	1,281	2,650	16,200
Capital commitments	102	102	—	—	—

Total	49,588	3,422	5,556	6,414	34,196

(i)	Commitments under license agreements are contingent upon successful product development, registration and approval, primarily relating to the collaboration with MethylGene, and the licence agreement with Monash University.
In addition the Company has commitments relating to ongoing clinical trials.

Following the merger with Vernalis Group, the Company acquired significant liabilities £19,640,000 of which £7.0 million under a convertible loan agreement with Roche has become immediately repayable as a result of this transaction.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The information presented under this Item relates primarily to the Group as of the date of the filing, other than with respect to compensation information provided mainly for the reporting fiscal period.

A Directors and Senior Management

The Memorandum and Articles of Association of the Company provide that there shall be no more than 20 directors and no less than two directors serving on the Board of Directors at any time.

The Company’s Articles of Association provide that at every annual general meeting of shareholders of the Company (AGM), one-third, or the closest approximation to one-third, of the Directors will retire by rotation and be eligible for re-election by the shareholders. The Directors to retire will be those who have been longest in office or, in the case of those who were appointed or reappointed on the same day, will be (unless they otherwise agree) determined by lot. Further, any Director who has been appointed since the date of the last annual general meeting shall retire and be eligible for re-election by the shareholders. Finally, any Director who is over the age of 70 at the date of the annual general meeting shall retire and be eligible for re-election by the shareholders.

This year the Company’s annual general meeting was held on October 1, 2003 at Barber-Surgeons Hall, Monkwell Square, London EC2Y 5BD. Dr Fellner, Mr Sturge, Mr Kent, Mr Worrall, Dr Hutchison, Mr Kennedy, Ms Ferguson and Dr Read who were appointed by the directors since the last annual general meeting, retired in accordance with Article 86 of the Company’s Articles of Association and were reappointed. Mr Weir retired by rotation and was re-elected.

Certain information concerning the current Directors of the Company is set forth below. Non-executive Directors are not full-time employees of the Company.

Name	Age	Position/s Held	Period during which Director has served in office

Peter Fellner	59	Executive Chairman	April 2003 — date of filing
Simon Sturge	44	Chief Executive Officer	April 2003 — date of filing
Anthony Weir	43	Chief Financial Officer	April 1999 — date of filing
Peter Worrall	49	Corporate Development Director	Sept 2003 — date of filing
John Hutchison	48	Development Director	Sept 2003 — date of filing
George Kennedy	63	Deputy Chairman, Senior Independent Director	Sept 2003 — date of filing
Carol Ferguson	56	Non-Executive Director	Sept 2003 — date of filing
Ian Kent	59	Non-executive Director	April 2003 — date of filing
Eugene Williams	44	Non-executive Director	January 2001 — date of filing
Peter Read	64	Non-executive Director	Sept 2003 — date of filing
Keith Merrifield	61	Non-executive Director	Dec 1995 — date of filing

No Director is related to any other. Biographical information with respect to the Directors is as follows:

Peter Fellner

After his election to the Board as a Non-Executive Director in December 2002, Dr Fellner became Non-Executive Chairman in January 2003, and Chairman with executive responsibilities in April 2003. Dr Fellner is also Non-Executive Chairman of Celltech Group plc, having previously been Chief Executive since 1990. Before joining Celltech Dr Fellner was Chief Executive of Roche UK from 1986 to 1990. Prior to this he was Director of the Roche UK Research Centre, and previously Director of Research for Searle UK Research Laboratories. Dr Fellner is also Chairman of two privately held biotechnology companies, Astex Technology Ltd and Ionix Pharmaceuticals Ltd. He is a Director of Isis Innovation Ltd and is a member of the Medical Research Council.

Simon Sturge

Mr Sturge was appointed to the Board as Chief Executive in April 2003. He has more than 20 years’ experience in the pharmaceutical industry. After graduating in biology from Sussex University in 1980 Mr Sturge became Product Manager of Napp Laboratories, Head of Sales and Marketing at Smiths Industries and Business Development Manager at Astra Pharmaceuticals. He joined Celltech in 1988 and was appointed Chief Executive of Celltech Biologics plc (now Lonza Biologics plc) in 1995 before joining RiboTargets Holdings plc as Chief Executive. He founded RiboTargets in July 1997 when it was spun out from the Medical Research Council’s Laboratory of Molecular Biology with a £7 million venture capital investment.

Anthony Weir

Mr Weir has a degree in mathematics from Oxford University and is a Fellow of the Institute of Chartered Accountants. Following qualification he advised a variety of businesses as a financial consultant, joining Vernalis in 1990 as Chief Accountant and Company Secretary. In April 1999 he was promoted to the Board as Finance Director with responsibility for Finance, Corporate Communications, Legal and Company Secretariat, Facilities and IT. Following the merger with Vernalis Group he continues as Chief Financial Officer.

Peter Worrall

Mr Worrall was appointed as Corporate Development Director on 1st September 2003 following the merger with Vernalis Group. Mr Worrall joined Vernalis in 1993 and was appointed to the board of Vernalis as Finance Director in February 1997. He then added the office of Company Secretary and from March 2003, he also took on overall responsibility for the day to day duties and obligations of the Chief Executive Officer of Vernalis. Prior to joining Vernalis, Mr Worrall served as Finance Director of Danby Medical, which was acquired by Baxter Healthcare Corporation in 1993. He has over 22 years’ experience in the healthcare industry, including seven years with Imed Corporation becoming general manager of its UK subsidiary before founding his own company, Isys Medical, which he sold to Danby in 1991. He received a Masters degree in economics from the University of St Andrews and qualified as a chartered accountant with Arthur Andersen in 1980.

John Hutchison

Dr Hutchison was appointed as Development Director on 1st September 2003 following the merger with Vernalis Group. Prior to that he was Senior Vice President Development and Chief Medical Officer of Vernalis. He was appointed a director of Vernalis in February 2000 where he was responsible for drug development. This involves taking potential new therapies from early pre-clinical testing through to registration and commercialisation. He was previously a main board director of Cerebrus where he was also responsible for drug development since joining the company in 1997. Dr Hutchison began his industrial career 15 years ago as a Clinical Pharmacologist with Fisons, before moving to Experimental Medicine with Astra Pharmaceuticals Ltd. In addition to being a UK registered physician, Dr Hutchison has a first class honours degree in human physiology and a PhD in Neuroscience from the University of Liverpool. Dr Hutchison is a Fellow of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine in London.

George Kennedy

Mr Kennedy was appointed as Deputy Chairman and Senior Independent Director on September 1, 2003. He was Non-Executive Chairman of Vernalis Group from May 2000. He was previously with Smiths Industries PLC from 1973 to 2000, where he was appointed to the board in 1983, becoming Executive Director and Chairman of the Medical Division. His other current appointments include non-executive chairman of Carclo PLC; Chairman of the Inprint Group, a privately held specialist printing company; Chairman of Eschmann Holdings Limited, a manufacturer of medical equipment and non-executive director of Isotron PLC. In August 2000 he was appointed by the Department of Trade and Industry as Chairman of the Trade Advisory Group for Africa and the Middle East. He was awarded a CBE in 1997 for services to the healthcare industry and exports.

Carol Ferguson

Carol Ferguson was appointed as a Non-Executive Director on 1st September 2003. She was appointed to the board of Vernalis Group as a Non-Executive Director in May 2002. She is a qualified chartered accountant who began her investment career with Ivory and Sime, an Edinburgh fund management group. Thereafter she moved to Wood Mackenzie, a then stock broking company, becoming a partner in 1984. Her most recent position was as Finance Director for Timney Fowler, a textiles company. Her current appointments include the Dental Practice Board, where she is a non-executive director and chairs the Audit Committee, and the Chartered Accountants Compensation Scheme where she is a non-executive director. She is also a non-executive director of Gartmore Smaller Companies Investment Trust plc, Monks Investment Trust plc and a non-executive director of the Association of Investment Trusts Companies. Ms Ferguson has a Masters degree in Philosophy and Economics from St Andrews University and was admitted as a member of the Institute of Chartered Accountants of Scotland in 1973.

Ian Kent

Appointed to the Board in April 2003, Mr Kent is also a non-executive director of Biofocus plc. He is chairman of Ardana Bioscience Limited, Intercytex Limited, LGC (Holdings) Limited, Etiologics Limited and Adprotech Limited.

Eugene Williams

Appointed to the Board in January 2001, Mr Williams is also Senior Vice President, Therapeutics and General Manager of immune medicated diseases at Genzyme Corp. in the US. Mr Williams also sits on the Board of Directors of Adheris, Inc.

Peter Read

Dr Read was appointed as a non-executive Director on September 1, 2003. He joined the board of Vernalis Group as a Non-Executive Director in March 1998. He is a former chairman of the Hoechst Group of Companies in the UK and a past President of the Association of the British Pharmaceutical Industry. Current appointments include Non-Executive Directorships of each of Celltech Group plc, SSL International plc and Innogenetics Group. He is a Board Member of the South East of England Development Agency and chairs their Business Board. Dr Read qualified in medicine at the University of London. He is a Fellow of the Royal College of Physicians and of the Faculty of Pharmaceutical Medicine. In January 2000 he was awarded a CBE for services to the pharmaceutical industry.

Keith Merrifield

Appointed to the Board in 1995, Mr Merrifield was formerly a main Board Director of Wellcome plc from 1990 until its acquisition in 1995 by Glaxo Holdings plc, with responsibility for marketing and international operations. Until May 2003, Mr Merrifield was also a non-executive director of Coats plc.

Board changes

Mr Christopher Hampson served as Chairman until his resignation from the Board on 31 December, 2002. He was succeeded as Chairman by Dr Fellner. Dr Elliot Goldstein served as Chief Executive until his resignation from the Board on 4 November, 2002. Mr Tim Edwards served as Acting Chief Executive until 23 April, 2003, when Mr Sturge became Chief Executive on completion of the acquisition of RiboTargets Holdings plc. Two other Non-Executive Directors served on the Board for part of the financial year: Dr Paul Nicholson, who resigned from the Board on 31 December, 2002, and Mr Philip Rogerson, who resigned from the Board on 23 April, 2003.

Mr Timothy Edwards stepped down from the Board on September 10, 2003.

B    Compensation

The aggregate amount of compensation paid to all Directors of the Company as a group by the Company and its subsidiaries for services in all capacities during fiscal 2003 was £1,440,000. This amount includes directors’ fees, salaries and bonus payments, but excludes amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors of the Company by the Company and its subsidiaries during fiscal 2003 was £111,000.

The remuneration of each of the Directors who served during fiscal 2003 is set out below. For details regarding share options held by directors, see Item 6F. Share Ownership.

	Salary/		Performance Related	Compensation for	2003	2002	2003	2002
	Fees	Benefits	Bonus (i)	loss of office	Total	total(v)	Pension	Pension

	£000	£000	£000	£000	£000	£000	£000	£000

Executive
Dr P J Fellner (Chairman (ii)	37	—	—	—	37	—	—	—
S J Sturge (Chief Executive) (iii)	7	—	—	—	7	—	—	—
T P W Edwards	208	13	55	—	276	273	40	35
A J Weir	165	14	46	—	225	244	31	31
Dr E P Goldstein (iv)	211	12	—	526	749	551	40	72
Dr G V Campion(v)	—	—	—	—	—	417	—	76

	628	39	101	526	1,294	1,485	111	214

Non-executive
C Hampson(vi)	60	—	—	—	60	90	—	—
I F Kent(iii)	2	—	—	—	2	—	—	—
K J Merrifield	23	—	—	—	23	23	—	—
Dr P A Nicholson(vi)	15	—	—	—	15	23	—	—
P G Rogerson(vi)	23	—	—	—	23	23	—	—
E W Williams	23	—	—	—	23	23	—	—

	146	—	—	—	146	182	—	—

Total	774	39	101	526	1,440	1,667	111	214

(i)	The performance-related bonus was paid fully in cash.

(ii)	Dr P J Fellner was appointed Executive Chairman on April 23, 2003. remuneration is from the date of first appointment to the Board until April 30, 2003. Remuneration from April 23 to April 30, 2003 was £5,000

(iii)	Remuneration from date of appointment to April 30, 2003. Mr S J Sturge is paid £300,000 per annum. Mr I F Kent receives fees for his services on the Board and its committees of £37,500 per annum.

(iv)	Remuneration from May 1, 2002 to date of resignation. Compensation for loss of office was paid in cash and was based on his 12 month notice period.

(v)	Remuneration from May 1, 2001 to date of resignation. Compensation for loss of office was paid in cash and was based on his 12-month notice period.

(vi)	Remuneration from May 1, 2002 to date of resignation.

C    Service Contracts

All Executive Directors hold service contracts with Vernalis plc. All service contracts are one-year rolling contracts and are approved by the Remuneration Committee. Vernalis’s purpose in entering into service contracts with Executive Directors is to enable the recruitment of high quality executives and to obtain protection from their sudden departure to competitor companies. Additionally, service contracts optimise protection for the Group’s intellectual property rights and other commercially sensitive information. Non-executive Directors do not hold service contracts but enter into letters of engagement for a period of three years.

Each executive director’s agreement is terminable by mutual agreement between the parties at any time or by either party giving to the other not less than 12 calendar months’ notice in writing. As executive directors do not have fixed term service agreements, if the executive director’s employment terminates he is entitled to be given notice as set out above and he will be entitled to receive any salary or benefits for the duration of the notice period. Each executive director other than Dr Fellner is entitled to terminate his employment at any time within six months after a Change of Control of the Company (as defined below for this purpose) by giving to the Company not less than 30 days prior notice in writing. Upon such termination, or upon termination without notice by the Company during such six month period, he shall be entitled to receive a payment by way of liquidated damages equal to 12 times his then monthly salary. Change of Control shall take place on the date on which one person or a group of persons acting in concert holds, directly or indirectly any shares in the Company which carry 50 per cent or more of the then voting rights of the Company but a Change of Control shall not be deemed to have taken place upon completion of the merger with Vernalis Group. Dr Fellner’s service agreement does not contain any provisions relating to change of control of the Company. The agreement with each executive director provides that if before the expiration of the agreement his employment is terminated as part of any arrangement for the amalgamation of the Company, the executive director shall be offered employment with the amalgamated company for a period of not less than the unexpired term of his service agreement and on terms not less favourable than the terms of his existing service agreement.

D    Board Practices

The Company is committed to practising good corporate governance of its affairs as part of its management of relationships with its shareholders and other stakeholders. The Company seeks to uphold, and to report on compliance with, best practice in corporate governance.

The Board

The Board of the Company is responsible for the Group’s system of corporate governance. The Board currently comprises eleven Directors: a Chairman with executive responsibilities, four other Executive Directors and six Non-Executive Directors. The role of Non-Executive Directors is to ensure that independent judgement is brought to Board deliberations and decisions. The Non-Executive Directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the Executive Directors. All Non-Executive Directors are considered by the Board to be independent. Mr G Kennedy is the Company’s Deputy Chairman and Senior Independent Director. Companies are recommended to have a Senior Independent Director by the guidance given by the Financial Services Authority in the UK. The Senior Independent Director is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive Officer, or Chief Financial Officer fail to resolve or for which such contact is inappropriate.

The Board has agreed procedures for Directors to follow if they believe they require independent professional advice in the furtherance of their duties and these procedures allow the Directors to take such advice at the company’s expense. In addition, all the Directors have direct access to the impartial advice and services of the Company Secretary. The Company Secretary is accountable to the Board through the Chairman on governance matters. It is the responsibility of the Company Secretary to ensure that Board procedures are followed and all rules and regulations are complied with. Under the direction of the chairman the Company Secretary’s responsibilities include facilitating induction and professional development, and ensuring the smooth flow of information within the board and its committees, and between Non-Executive Directors and senior management. Removal of the Company Secretary is a matter which is specifically reserved for the Board’s consideration. Any new Director receives a comprehensive, formal and tailored induction into the Company’s operations. Appropriate training is provided to new Directors and is also available to other Directors as required.

The terms of reference of the Chairman and Chief Executive Officer have been agreed with the Board and, in accordance with best practice, their roles remain separate. These terms of reference are being reviewed in light of the Chairman assuming executive responsibilities on 23 April, 2003, and will be revised during 2003.

As part of its leadership and control of the Company, the Board has agreed a list of items that are specifically reserved for its consideration. These include business strategy, financing arrangements, material acquisitions and divestments, approval of the annual budget, major capital expenditure projects, risk management, treasury policies and establishing and monitoring internal controls. At each meeting, the Board reviews strategy and progress of the Group towards its objectives, particularly in respect of research and development projects, and monitors financial progress against budget.

The Board meets on a regular basis approximately every two months, with additional meetings when circumstances and urgent business dictate. In the fiscal year 2003, 15 meetings of the full Board were held and three of a Board committee established in connection with the acquisition of RiboTargets Holdings plc. All Directors receive an agenda and board papers in advance of meetings so that they can make an effective contribution at the meeting. In addition, regular informal contact is maintained with Non-Executive Directors. The Board makes full use of appropriate technology as a means of updating and informing all its members.

While the Board retains overall responsibility for, and control of, the Company, day-to-day management of the business is conducted by the Executive Directors. Review of the Group’s principal projects is the responsibility of the Project Review Board (PRB), which meets every month and comprises the Executive Directors and certain senior employees.

Board Committees

In accordance with best practice, the Company has established Audit, Nominations & Corporate Governance and Remuneration Committees with written terms of reference for each that deal with their authorities and duties. The terms of reference of each Committee have been reviewed during the year and updated to ensure compliance with current best practice.

Audit Committee

Audit Committee is made up entirely of Non-Executive Directors. It is chaired by Mr Kent with Ms Ferguson, Mr Kennedy, Dr Read and Mr Williams as its other members. The Audit Committee is responsible for reviewing the Group’s annual accounts and interim reports prior to their submission for approval to the full Board. This committee also monitors the Group’s accounting policies, internal financial control systems and financial reporting procedures. The Audit Committee provides a forum through which the Group’s external Auditors report to the Board and meets at least once a year with the auditors in the absence of executive management. In addition, the Audit Committee monitors the scope and the results of the audit, the independence and objectivity of the Auditors and their performance, confirms their re-appointment and agrees the level of audit fees and monitors the provision of non-audit services provided by the Auditors. The Audit Committee held four meetings during fiscal year 2003.

Nominations & Corporate Governance Committee

The Nominations & Corporate Governance Committee is chaired by Mr Kennedy with Mr Merrifield, Mr Read, Mr Sturge and Dr Fellner as its other members. The Committee is responsible to the full Board for determining the qualities and experience required of the Company’s Executive and Non-Executive Directors and identifying suitable candidates. In appropriate cases, recruitment consultants assist in the process. The Committee is also responsible for succession planning and for reviewing, and making recommendations in relation to, the Company’s corporate governance procedures. The Nominations & Corporate Governance Committee met once during fiscal year 2003.

Remuneration Committee

The Remuneration Committee is made up entirely of independent Non-Executive Directors and is chaired by Mr Merrifield with Mr Kennedy, Mr Kent, Dr Read and Mr Williams as its other members. The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and senior employees. It also determines overall remuneration policy for all other employees and targets for performance-related pay schemes operated by the Company. The Remuneration Committee held four meetings during the year under review.

The Public Company Accounting Reform and Investor Protection Act of 2002, also known as Sarbanes-Oxley Act of 2002, was enacted on July 30, 2002 and contains significant new rules on corporate governance for US and foreign companies reporting in the United States, especially in the area of audit committee composition and authority.

The Company is closely monitoring SEC rulemaking pursuant to the Sarbanes-Oxley Act to ensure its compliance with any rules as they become applicable to the Company as a foreign private issuer.

E Employees

As at April 30, 2003, Vernalis employed 159 individuals on a full-time basis including 90 acquired with RiboTargets Holdings.

The Company employs a number of temporary employees in Research and Development, Facilities and Biometrics and IT divisions. During the last fiscal year, the average number of temporary employees was 7.

The following table summarises the number of full-time employees employed by the Group, including Executive Directors, as at the year end of the last three fiscal years:

Division	Year ended April 30,

	2003	2002	2001

Research and Development	81	29	79
Regulatory Affairs and Quality	7	6	10
Clinical Research	9	9	5
Biometrics and IT	19	15	20
Business Development	5	3	3
Corporate Services	23	12	9
Facilities and Engineering	9	7	11
Directorate	6	6	8

Total	159	87	145

From April 30, 2001 until April 23, 2003 all employees have been employed in Oxford, UK and from April 23, 2003 also in Cambridge, UK. Following the merger between the Company and Vernalis Group plc a number of employees are employed in Winnersh, Reading while the Group’s Oxford facilities are being wound up.

The combined headcount of 205 at October 15, 2003 is forecast to be 135 by fiscal end year 2004 as a result of re-organisation. The retained employees possess the skills and experience necessary for the business to focus on development of the product portfolio and research programs.

On March 18, 2003, as a part of contractual arrangements with Evotec OAI 17 permanent employees transferred to Evotec OAI reducing the permanent headcount at that time to 73. On September 28, 2001, as a result of the transfer of part of the Company’s pre-clinical research facilities to OSI Pharmaceuticals, Inc. (OSI), permanent full-time headcount had been reduced to 87 employees, with 58 employees having been transferred to OSI. A significant number of the Group’s management and professional employees have had prior experience with pharmaceutical, biotechnology or medical product companies. Vernalis believes that it has been successful in attracting skilled and experienced scientific personnel. However, competition for such personnel is intense. None of the Group’s employees are covered by collective bargaining agreements and no employee is represented by a trade union.

The Company’s philosophy is to encourage open discussion of progress and to communicate its corporate aims effectively. Employees are encouraged to identify closely with the Company through participation in share option schemes, regular departmental meetings and informal meetings with management. As a result, management considers relations with its employees to be good.

F Share Options

The Company currently operates two share option schemes, the Discretionary Share Option Plan and New SAYE Plan, under which grants of options may be made. Option incentive arrangements under the British Biotech Group 1992 share Option Scheme (the “1992 Scheme”), the Discretionary Executive Share Option Scheme (the “Executive Scheme”); the British Biotech SAYE Share Option Scheme (the “SAYE Scheme”) and the British Biotech Deferred Share Bonus Scheme (the “Bonus Scheme”) remain in place but will not be operated again. The total number of shares that have been, or may be issued in pursuance of rights granted after September 18, 1996, under the Share Option Plan, SAYE Plan, Executive Scheme, the SAYE Scheme and the Bonus Scheme may not exceed 10 per cent of the issued share capital of the Company at any time.

In addition, the Company has entered into an option deed in favour of the Chairman (see section below).

Following the Rights Issue in May 1994, the exercise price of all outstanding options was multiplied by a factor of 5496/5864 with a corresponding increase in the number of shares under option. Following the Rights Issue in June 1996, the exercise price of all outstanding options was multiplied by a factor of 21,050/21,375 with a corresponding increase in the number of shares under option. Following the capitalization issue in July 1996, the exercise price of all outstanding options was reduced by a factor of ten with a corresponding increase in the number of shares under option. Following the Capitalisation in April 2003, the exercise price of all outstanding options was multiplied by a factor of twenty with a corresponding decrease in the number of shares under option. These adjustments were in accordance with Inland Revenue regulations, confirmed as reasonable by the Company’s auditors and approved by the Inland Revenue.

The 1992 Schemes

The price payable by a participant on the exercise of an option under the Original Schemes may not be less than the higher of the nominal value of an Ordinary Share and its market value on the date on which an invitation to apply was issued.

Under the 1992 Scheme, two classes of options, Ordinary Options and Special Options, could be granted to employees. Ordinary Options will normally be exercisable in whole or in part not earlier than three years and not later than 10 years after grant. Prior to exercise, Ordinary Options are subject to the satisfaction of a performance condition that the increase in the share price has exceeded the corresponding increase in the retail price index over the same period. Special Options were issued on the same terms as the Ordinary Options save that they cannot be exercised until five years after their issue. In addition, they are subject to the more stringent performance condition that the increase in the Company’s share price must outperform the return from the FT-SE Actuaries Total Return Index for Pharmaceutical Companies over the same period.

Under the 1992 Schemes, the early exercise of options is permitted in certain circumstances. These are: (i) if the participant’s employment ends as a result of death, ill health, injury, disability, redundancy or in any other case where the Committee so decides; (ii) if the company by which the participant is employed, or the business in which he works, is sold outside the Group; or (iii) if the participant ceases employment by reason of retirement on or after the date at which he is bound to retire in accordance with the terms of his contract of employment. Except in these circumstances, options will normally lapse if the participant ceases to be employed by the Group. The exercise of options will also be permitted in the event of a change in control, a reorganization, an amalgamation or a voluntary winding up of the Company. In the event of a change in control of the Company, participants may surrender their options in consideration of the grant of substitute options for shares in the acquiring company.

As of April 30, 2003, options, including Special Options, over a total of 71,920 Ordinary Shares were outstanding under the Original Schemes. Such options have exercise prices between £6.52 and £16.39 and exercise periods which expire between July 2003 and October 2005.

Executive Scheme

Participation in the Executive Scheme is limited to employees and full-time Directors (that is, those required to devote not less than 25 hours a week to the performance of duties) of the Company and its subsidiaries. Options are non transferable. Options may normally only be granted in the six weeks following the announcement of the results of the Company for any period. No options may be granted more than 10 years after the approval of the Executive Scheme by shareholders on September 18, 1996. The exercise price may not be less than the higher of: (i) the market value (determined in accordance with the Taxation of Chargeable Gains Act 1992) of an Ordinary Share on the date of grant; and (ii) the nominal amount of an Ordinary Share. Where the Ordinary Shares are listed on the London Stock Exchange, the market value of an Ordinary Share will be taken to be the middle market quotation of an Ordinary Share, as derived from the London Stock Exchange Daily Official List, on the date of grant.

Participants may be granted both Ordinary Options and Special Options under the Executive Scheme. Ordinary Options will normally be exercisable in whole or in part not earlier than three years and not later than 10 years from the date of grant. Ordinary Options are subject to satisfaction of a performance condition prior to exercise. They will only become exercisable if the return to the Company’s shareholders over a three year period exceeds the total shareholder return of the median FT-SE 100 company. The Special Options are issued on the same terms as the Ordinary Options save that they are subject to a more stringent performance target and, in addition, cannot be exercised until five years after their issue. Special Options will only be exercisable if the return to the Company’s shareholders over a five-year period equals or exceeds the upper quartile FTSE 100 performance.

The maximum number of Ordinary Shares over which an employee may be granted a Special Option on any date, when added to those in respect of which he has been granted Special Options in the previous five years under the Executive Scheme and any other executive share option scheme adopted by the Company, shall be limited so that the aggregate cost does not exceed four times remuneration. The maximum number of Ordinary Shares over which an employee may be granted an Ordinary Option on any date, when added to those in respect of which he has been granted options (excluding Special Options) in the previous five years under the Executive Scheme and any other executive share option scheme adopted by the Company, shall be limited so that the aggregate cost does not exceed four times remuneration. Remuneration, for this purpose, is the higher of the total remuneration (excluding benefits in kind) expressed as an annual rate payable by the Group and the total remuneration (excluding benefits in kind) received by the participant in any period of 12 months ending within the preceding two years in respect of his or her employment with the Group. Shortly after joining the Group, a participant may be granted options which are designated as Recruitment Options. Recruitment Options are disregarded when the above individual limits are considered but are included in the limits on the overall number of shares that may be placed under option.

Options will normally be exercisable in whole or in part no earlier than three years (five years in the case of Special Options) and not later than 10 years after grant. The exercise of options will, however, be permitted (subject to the satisfaction of the performance condition): (i) if the participant’s employment ends as a result of death, ill-health, injury, disability or redundancy or in any other case where the Committee so decides; (ii) if the company by which the participant is employed, or the business in which he works, is sold outside the Group; or (iii) if the participant’s employment ends by reason of retirement on or after reaching the age at which he is bound to retire in accordance with the terms of his contract of employment. Except in these circumstances, options will normally lapse if the participant ceases to be employed by the Group. The exercise of options will also be permitted in the event of a change in control, a reorganization, an amalgamation or a voluntary winding up of the Company. In the event of a change in control of the Company, participants may surrender their options in consideration of the grant of substitute options for shares in the acquiring company.

As of April 30, 2003, options, including Special Options, over a total of 336,504 Ordinary Shares were outstanding under the Executive Scheme. Such options have exercise prices between £6 and £42 and exercise periods which expire between December 2006 and January 2010.

Bonus Scheme

Participation in the Bonus Scheme is limited to employees and full-time directors (that is, those requested to devote not less than 25 hours a week to the performance of their duties) of the Company and its subsidiaries. Awards are non-transferable. Awards may normally only be granted in the six weeks following the announcement of the results of the Company for any period. No awards may be made more than 10 years after approval of the Bonus Scheme by shareholders on September 18, 1996. Awards under the Bonus Scheme consist of an option to purchase shares at not less than their nominal value.

The principal purpose for the introduction of the Bonus Scheme was to replace the previous cash bonus plan for senior managers. Under the arrangements, half of each participant’s annual bonus consists of an award under the Bonus Scheme. The other half will be paid in cash unless the participant elects to take that half (or a proportion thereof) in deferred share rights in which case a further award will be made to him which matches (on a one-for-one basis before taxation) the number of shares subject to those rights.

Awards will normally be exercisable between two and seven years after they are granted. The exercise of awards will, however, be permitted: (i) if the participant’s employment ends as a result of death, ill health, injury, disability or redundancy; (ii) if the company by which the participant is employed, or the business in which he works, is sold outside the Group; or (iii) if the participant’s employment ends by reason of retirement on or after reaching the age at which he is bound to retire in accordance with the terms of his contract of employment. The exercise of awards will also be permitted in the event of a change of control, a reorganization, an amalgamation or a voluntary winding up of the Company. In the event of a change in control of the Company, participants may surrender their awards in consideration for the grant of substitute awards for shares in the acquiring company. Other than in the case of death, if the award is exercised prior to two years after the date of grant then the award is exercisable as to the proportion of the time elapsed from the date of grant to two years. Except in these circumstances, awards will normally lapse if the participant ceases to be employed by the Group.

Grants of options under the Bonus Scheme in fiscal 2003, fiscal 2002 and fiscal 2001 were made conditional upon the meeting of certain performance criteria, with the performance criteria being more demanding with increased seniority. Such conditions and performance criteria for fiscal 2003, fiscal 2002 and fiscal 2001 were agreed by the Committee and relate to the market value of an Ordinary Share reaching specified levels in order that certain tranches of options become exercisable.

As of April 30, 2003, awards over a total of 947,270 Ordinary Shares were outstanding under the Bonus Scheme. All awards have an exercise price of £1 and have exercise periods which expire between December 2003 and January 2010.

Save As You Earn (SAYE) Scheme

All UK resident employees (including full-time Directors) working 16 hours or more per week who have one year’s (or such lesser period as the Directors may decide) continuous service with the Company, or any subsidiary nominated to join in the SAYE Scheme, are eligible to apply for options to acquire (whether by purchase or subscription) Ordinary Shares under the SAYE Scheme. Other employees may be invited to participate at the Directors’ discretion. Options are not transferable. The first invitation to apply for options was issued following approval of the SAYE Scheme by the UK Inland Revenue. Subsequent invitations to apply for options may normally only be issued in the period beginning three weeks before, and ending six weeks after, the announcement of the interim or final results of the Group. No payment will be required for the grant of an option. No options may be granted more than 10 years after the first grant of options under the SAYE Scheme. The exercise price may not be less than the higher of: (i) an amount equal to 80 per cent of the market value (determined in accordance with the UK Taxation of Chargeable Gains Act 1992) of an Ordinary Share; and (ii) in the case of options to subscribe for shares, the nominal amount of an Ordinary Share. Where the Ordinary Shares are listed on the London Stock Exchange, the market value of an ordinary Share will be taken to be the arithmetic average of the middle market quotations of an Ordinary Share, as derived from the London Stock Exchange Daily Official List, for three consecutive dealing days selected by the Directors in the thirty-day period immediately preceding the date of grant. The first invitation to apply for options was made at a price of 345p per Ordinary Share and the second invitation to apply for options was made at a price of 300p per Ordinary Share: these prices were subsequently adjusted to 323p per share and 281p per share, respectively, to reflect the bonus element of the 1994 Rights Issue. The third invitation to apply for options was made at a price of 290p per Ordinary Share and the fourth invitation at 370p per Ordinary Share. The prices of the first four invitations were subsequently adjusted to 31.8p per share, 27.7p per share, 28.6p per share and 36.4p per share, respectively, to reflect the bonus element of the 1996 Rights Issue and the Capitalization Issue in 1996. The fifth invitation to apply for options was made in July 1996 at a price of 186p per Ordinary Share. The sixth invitation to apply for options was made in July 1997 at a price of 140p per Ordinary Share. The seventh invitation to apply for options was made in July 1998 at a price of 28p per Ordinary Share. The eighth invitation to apply for options was made in July 1999 at a price of 20p per Ordinary Share. No invitations to apply for options have been made since July 1999.

The aggregate maximum monthly contribution payable by an employee under all SAYE contracts linked to the SAYE Scheme may not exceed such sum as may from time to time be permitted by the UK Income and Corporation Taxes Act 1988 and approved by the Directors. The first invitation to apply for options was made in August 1992 and was taken up in respect of 145,241 Ordinary Shares. The second invitation was made in July 1993 and was taken up in respect of 70,178 Ordinary Shares. The third invitation was made in July 1994 and was taken up in respect of 139,142 Ordinary Shares. The fourth invitation was made in July 1995 and was taken up in respect of 116,229 Ordinary Shares. Following the 1994 Rights Issue, the exercise price of all outstanding options was reduced by a factor of 5496/5864 with a corresponding increase in the number of shares under option.

Following the 1996 Rights Issue, the exercise price of all outstanding options was multiplied by a factor of 21,050/21,375 with a corresponding increase in the number of Ordinary Shares under option. Following the Capitalization Issue in July 1996, the exercise price of all outstanding options was reduced by a factor of ten with a corresponding increase in the number of Ordinary Shares under option. These adjustments were in accordance with Inland Revenue regulations, confirmed as reasonable by the Company’s auditors and approved by the Inland Revenue. The fifth invitation was made in July 1996 and was taken up in respect of 431,777 Ordinary Shares. The sixth invitation was made in July 1997 and was taken up in respect of 755,984 Ordinary Shares. The seventh invitation was made in July 1998 and was taken up in respect of 2,692,065 Ordinary Shares. The eighth invitation was made in July 1999 and was taken up in respect of 1,313,010 Ordinary Shares.

Following the Capitalisation in April 2003, the exercise price of all outstanding options was multiplied by a factor of twenty with a corresponding decrease in the number of shares under option.

In normal circumstances, an option may be exercised only during the period of six months commencing on the date that the bonus under the related SAYE contract is payable, that is, the third, fifth or seventh anniversary of the commencement of the SAYE contract. Earlier exercise will be permitted: (i) if the option-holder’s employment terminates by reason of death, injury, disability, redundancy or retirement at normal retirement age; (ii) if the option-holder’s employment terminates by reason of early or late retirement and the option has been held for at least three years; or (iii) if the company by which the option-holder is employed leaves the Group or if the business in which he works is sold outside the Group. If an employee ceases to be employed for any other reason, his option will normally lapse. The exercise of options will also be permitted in the event of a change in control, a reorganization, an amalgamation or a voluntary winding-up of the Company. In the event of a change in control of the Company, option-holders may surrender their options in consideration for the grant of substitute options over shares in the acquiring company. In all cases, an option may be exercised only to the extent of the amount then paid under the related SAYE contract and any interest or bonus payable thereon.

As of April 30, 2003, options over a total of 7,126 Ordinary Shares were outstanding under the SAYE Scheme at exercise prices of £5.60p to £37.20 per Ordinary Share and with exercise periods that expire between October 2003 and March 2004.

Discretionary Share Option Plan

The Option Plan is administered by the Remuneration Committee. There are two parts to the Option Plan. There is an ''approved part’’ for which the Inland Revenue approval is being sought. There is also a part which is not designed for Inland Revenue approval; this part is used primarily where the Company wishes to grant to participants options over more than £30,000 worth of Shares. Except to the extent required to comply with the legislation, the approved and the unapproved parts of the Option Plan are essentially the same.

Eligibility

Selected employees and directors of the Merged Group (or any participating subsidiary of the Company) who are required to devote substantially the whole of their working time to the business of the Merged Group (or any subsidiary of the Company) other than those within two years of their normal retirement date can participate in the Option Plan at the discretion of the Remuneration Committee.

Grant of Options

Options may be granted within the period of 42 days following the announcement of the Company’s results for any period, the day after any general meeting of the Company, or at such other exceptional times as determined by the Remuneration Committee. In the case of options under the part of the Option Plan approved by the Inland Revenue, it may also grant within the period of 42 days following the day on which it is approved by the Inland Revenue.

Options may be granted over both newly issued Shares and over Shares purchased in the market. However, it is anticipated that only new issue Shares will be used.

No payment will be required for the grant of an option. Options are not pensionable benefits, are not transferable and may only be exercised by a person to whom they were granted or their personal representatives.

No options may be granted more than ten years after the adoption of the Option Plan.

Option Exercise Price

The price per New Ordinary Share payable upon the exercise of an option will not be less than the higher of:

•	the middle market quotation for a New Ordinary Share as derived from the Daily Official List for the dealing day immediately preceding the date the option is to be granted or, if so determined by the Remuneration Committee, the average of such quotations for the three or five dealing days immediately preceding the day the option is to be granted or at such other times as agreed with the Inland Revenue; and

•	where Shares are to be subscribed, their nominal value.

Limits on the issue of Shares

The Option Plan is subject to the following overall limit on the number of Shares which may be acquired by subscription: that in any ten year period not more than ten per cent. of the issued ordinary share capital of the Company may in aggregate be issued or issuable pursuant to rights acquired under the Option Plan, the Executive Share Option Scheme, the Bonus Scheme (excluding qualifying awards), the SAYE Scheme (excluding rights acquired before 18 September 1996) or any other employees’ share scheme adopted by the Company since 1996.

For the purposes of this limit, options granted to Peter Fellner on 25 April 2003 will not be included and options and rights acquired which lapse or have been released will cease to count.

Individual limit

It is intended that the aggregate maximum value of approved and unapproved options which may be granted each year will after the first year not normally exceed one times an employee’s earnings (subject, in the case of approved options, to the statutory limit of £30,000) other than in exceptional circumstances at the discretion of the Remuneration Committee. For these purposes, an employee’s earnings will be his salary current at the date of grant together with any bonus(es) paid in the previous year. In the first year of operation of the Option Plan, the aggregate maximum value of options which may be granted may be up to 2.75 times an employee’s base salary.

Exercise of options

On the exercise of an option, the Company intends to give the opportunity for flexibility to reduce dilution by satisfying options in the form of a transfer of a number of the Company’s Shares equivalent to the gain on exercise of the option. The Company’s Board of Directors has approved the necessary amendment to the rules to give the Company this flexibility. Such an amendment will not apply to the Inland Revenue “approved part” of the British Biotech Option Plan.

An option will normally be exercisable between three and ten years following its grant provided that a performance target, specified by the Remuneration Committee at the time of grant, has been satisfied. The Remuneration Committee has decided that the share price performance of the Company when compared with the share price performance of the constituent companies in the FTSE Small Cap Index is the most appropriate performance target, rather than the “total shareholder return” (TSR) performance of the Company compared with the TSR performance of the constituent companies in the FTSE Small Cap Index (for half the option) and, for the other half of the option, the TSR performance against specified companies within the FTSE Pharmaceuticals Index.

The reason for this is that the share price performance measure retains the focus on the delivery of shareholder value whilst simplifying communication and measurement.

An option will only become exercisable to the extent that the Company’s share price increase against the FTSE Small Cap Index is in the upper quartile, in which case 100% of the Shares under option will be exercisable, with 50% becoming exercisable if it is at the median level. Between median and upper quartile position, options become exercisable on a straight line, pro-rata basis and below median, the option is not exercisable. The performance target will first be tested on the third anniversary of grant of the option; if the target is not satisfied in full after this period, it will be retested, but not beyond, the fourth anniversary of grant of the option. To the extent that an option does not become exercisable at all by the final test date, it will lapse. Options are granted to Directors (other than the Chairman), to Proposed Directors and senior executives on the basis set out above; further details of option grants to Proposed Directors are set out at paragraph 9.7 of this Part VI.

The Remuneration Committee will regularly review the exercise conditions for option grants to ensure they are appropriate for the Company and the prevailing recruitment market. The condition may be varied in certain circumstances following the grant of an option so as to achieve its original purpose but not so as to make its achievement any more difficult to satisfy. Option grants made on 25 April 2003 were made on the basis of the two separate comparator groups referred to above. Following suitable consultations, the Remuneration Committee intends to harmonize the performance conditions on options granted to executives in the year with those applying to future option grants.

If a participant leaves employment, exercise will only be permitted, regardless of whether the relevant performance target has been satisfied, if the participant dies or leaves because of injury, disability, retirement, redundancy or on the undertaking or Merged Group company which employs him leaving the Merged Group or in other circumstances at the discretion of the Remuneration Committee. Early exercise will also be permitted in the event of a take-over, reconstruction or winding-up of the Company, subject to the achievement of the performance target measured to the date of the relevant event.

Rights attaching to Shares

Shares allotted or transferred under the Option Plan will rank equally with all other Shares of the Company for the time being in issue. The Company will apply for any new Shares allotted under the Option Plan to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities.

Variation of Capital

In the event of any rights or capitalisation issue, subdivision, consolidation, reduction or other variation of share capital, the Remuneration Committee may make (in respect of the approved part subject to receiving prior approval of the Inland Revenue) adjustments it considers appropriate to the number of Shares subject to option and the price payable on the exercise of options.

Alterations to the Option Plan

The Option Plan may at any time be amended by the Company in any respect, provided that the prior approval of the Company in general meeting is obtained for alterations and additions to the advantage of participants to the rules governing eligibility, limits on participation, terms of exercise and adjustment of options. The requirement to obtain the prior approval of shareholders does not, however, apply in relation to any alteration or addition which is minor in nature and made to benefit the administration of the Option Plan to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Merged Group companies. Any amendments or additions to the Option Plan which affects the terms on which approved options may be granted or exercised requires the prior approval of the Inland Revenue. Following the merger with Vernalis Group plc all share options in Vernalis Group plc have lapsed.

On October 3, 2003 the Company issued share options over 4,846,036 shares at an exercise price of 832 pence under the Discretionary Share Option Plan.

New SAYE Plan

The SAYE Plan is a save-as-you-earn share option scheme designed to be approved by the Inland Revenue. No Plan offer was made to employees or directors during the year.

Option Deed in respect of the Chairman

A share option over 2,670,071 shares, representing four per cent of the issued ordinary share capital of Vernalis was granted on April 23, 2003 by the Company to the Chairman. The grant was made under an option deed made by Vernalis in favour of the chairman. The exercise price is 100 pence per share. The option will vest and become exercisable as follows:

Per cent. Of share subject to the option vesting	Vernalis share price equal to or greater than

50	100pence
25	200pence
25	300pence

     For the option to vest in respect of any of the percentages of shares, the Vernalis target share price must be met (using the mid-market closing price as quoted in the daily official list of the London Stock Exchange) over 30 consecutive trading days. As at October 15, no options have vested.

The option will vest on a change of control of Vernalis to the extent that the Vernalis share price has reached the target set out above.

As of April 30, 2003, awards over a total of 2,670,071 Ordinary Shares were outstanding under the Option Deed. All awards have an exercise price of 100p and exercise periods which expire between April 2003 and April 2013.

Total amounts set aside or accrued during fiscal 2003 to provide pension contributions to directors amounted to £111,000.

Directors’ options

Share options held by Executive Directors are set forth in the following table as at April 30, 2003.

	At May 1,	Granted in	Lapsed in	At April 30,		Date from
	2002	the year	the year	2003	Exercise	Which		Performance
	Number	Number	Number	Number	Price	Exercisable	Expiry Date	Conditions
T P W Edwards Executive	2,500	—	—	2,500	47.00	Apr 2000	Apr 2007	(iv)
	2,500	—	—	2,500	47.00	Apr 2002	Apr 2007	(v )
	3,540	—	—	3,540	20.30	Dec 2000	Dec 2007	(iv)
	3,540	—	—	3,540	20.30	Dec 2002	Dec 2007	(v )
	6,250	—	—	6,250	8.00	Sep 2001	Sep 2008	(iv)
	6,250	—	—	6,250	8.00	Sep 2003	Sep 2008	(v )
	12,500	—	—	12,500	4.40	Jul 2002	Jul 2009	(iv)
	12,500	—	—	12,500	4.40	Jul 2004	Jul 2009	(v )
Option Plan	—	717,940	—	717,940	0.59	Apr 2006	Apr 2013	(viii)
SAYE scheme	616	—	(616)	—	28.00	Oct 2002	Mar 2003	(i )
Bonus scheme	1,500	—	—	1,500	1.00	Apr 1999	Apr 2004	(i )
	1,850	—	—	1,850	1.00	Jul 1998	Jul 2005	(i )
	3,700	—	—	3,700	1.00	Jul 2000	Jul 2005	(i )
	62,500	—	—	62,500	1.00	Jul 2002	Jul 2007	(vi)
	62,500	—	—	62,500	1.00	Aug 2003	Aug 2008	(vii)
	182,246	717,940	(616)	899,570
Dr P J Fellner Option Deed	—	2,670,071	—	2,670,071	1.00	Apr 2003	Apr 2013	(ix)
	—	2,670,071	—	2,670,071
Dr E P Goldstein Executive Scheme	100,000	—	(100,000)	—	8.00	Sep 2001	Sep 2008	(iv)
	50,000	—	(50,000)	—	8.00	Sep 2003	Sep 2008	(v )
	6,250	—	(6,250)	—	4.40	Jul 2002	Jul 2009	(iv)
	6,250	—	(6,250)	—	4.40	Jul 2004	Jul 2009	(v )
Bonus scheme	25,000	—	—	25,000	1.00	Sep 2000	Nov 2004	(i )
	87,500	—	—	87,500	1.00	Jul 2002	Nov 2004	(vi)
	87,500	—	—	87,500	1.00	Aug 2003	Nov 2004	(vii)
	362,500	—	(162,500)	200,000
S J Sturge Option Plan	—	1,367,520	—	1,367,520	0.59	Apr 2006	Apr 2013	(viii)
	—	1,367,520	—	1,367,520
A J Weir 1992 Scheme	5,417	—	(5,417)	—	8.00	Dec 1995	Dec 2002	(i )
	2,708	—	—	2,708	6.52	Jul 1996	Jul 2003	(i )
	5,077	—	—	5,077	7.19	Jul 1997	Jul 2004	(ii)
	7,615	—	—	7,615	7.19	Jul 1999	Jul 2004	(iii)
Executive Scheme	1,202	—	—	1,202	42.00	Dec 2000	Dec 2006	(iv)
	1,202	—	—	1,202	42.00	Dec 2001	Dec 2006	(v )
	3,078	—	—	3,078	20.30	Dec 2000	Dec 2007	(iv)
	3,078	—	—	3,078	20.30	Dec 2002	Dec 2007	(v )
	6,250	—	—	6,250	8.00	Sep 2001	Sep 2008	(iv)
	6,250	—	—	6,250	8.00	Sep 2003	Sep 2008	(v )
	12,500	—	—	12,500	4.40	Jul 2002	Jul 2009	(iv)
	12,500	—	—	12,500	4.40	Jul 2004	Jul 2009	(v )
Option Plan	—	615,380	—	615,380	0.59	Apr 2006	Apr 2013	(viii)
SAYE Scheme	123	—	(123)	—	28.00	Oct 2002	Mar 2003	(i )
	370	—	—	370	5.60	Oct 2003	Mar 2004	(i )
Bonus Scheme	98	—	—	98	1.00	Jul 1997	Jul 2004	(i )
	196	—	—	196	1.00	Jul 1999	Jul 2004	(i )
	1,608	—	—	1,608	1.00	Jul 1998	Jul 2005	(i )
	3,217	—	—	3,217	1.00	Jul 2000	Jul 2005	(i )
	62,500	—	—	62,500	1.00	Jul 2002	Jul 2007	(vi)
	62,500	—	—	62,500	1.00	Aug 2003	Aug 2008	(vii)

	197,489	615,380	(5,540)	807,329

Total	742,235	5,370,911	(168,656)	5,944,490

None of the Non-Executive Directors who served during the financial year (Mr C Hampson, Mr I F Kent, Mr K J Merrifield, Dr P A Nicholson, Mr P G Rogerson or Mr E W Williams) held share options at the beginning, or end, or at any time during, the year.

Performance conditions

Option awards are subject to share price growth performance conditions as compared with the following various comparators:

(i)	None apply to the bonus scheme options

(ii)	RPI

(iii)	Pharmaceuticals index

(iv)	Median FT-SE 100

(v)	Upper quartile FT-SE 100

(vi)	Progressively as share price increases from £9.00 to £18.00 by July 2003

(vii)	Progressively as share increases from £5.00 to £8.00 by July 2004

(viii)	See Share Option Plan description above

(ix)	See Option Deed in respect of the Chairman above

No options were exercised by directors during the year.

The market price of the Company’s shares at April 30, 2003, the last working day of the financial year, was 59 pence (2002: 255 pence restated after capital reorganization).

During the year, the market price of the Company’s shares ranged from 44 pence to 250 pence (restated after capital reorganization) (2002: 210 pence to 460 pence (restated)).

No options were exercised by Executive Directors during the year.

The market price of the Company’s shares at April 30, 2003 was 59 pence, (April 30, 2002 was 255 pence). During fiscal 2003, the market price of the Company’s shares ranged from 44 pence to 28 pence and (210 pence to 460 pence in fiscal 2002).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information presented under this Item 7A is provided as of the date of the filing.

A Major Shareholders

As at October 15, 2003 the Company had received notification of the following substantial interests in its ordinary shares, held directly:

	As at October 15, 2003		As at October 29, 2002		As at September 30, 2001

	Number of shares	% of issued	Number of shares	% of issued	Number of shares	% of issued
Shareholder	held	shares	held	shares	held	shares
Amvescap plc	38,097,713	28.06	137,468,526	20.59	99,575,742	14.93
Apax Partners	13,134,148	9.67
Jupiter Asset management	8,531,682	6.28
Fidelity	7,365,230	5.42
HBOS plc and subsidiary companies	6,800,274	5.01
JP Morgan Partners (BHCA) Limited	4,919,674	3.62
Gartmore	5,256,442	3.87
Advent	4,873,605	3.59
BVF Partners LP and BVF Inv			49,467,536	7.41	20,200,000	3.03
Legal & General Investment Management Limited			26,836,870	4.02	20,447,778	3.07
UBS Asset Management (Phillips & Drew Holding Limited)			25,703,347	3.85
M&G Prudential plc			22,608,885	3.38	22,608,885	3.39
Phillips & Drew Holding Limited					33,500,298	5.02
National Provident Institution					23,125,900	3.47

At such date of calculation of major shareholders, the issued share capital of the Company was 135,784,793 ordinary shares. The major shareholders do not have different voting rights.

At such date, the Directors of the Company owned 409,893 Ordinary Shares representing approximately 0.3 per cent (i) of the Company’s outstanding share capital, as follows:

Director	Number of shares held

Dr P J Fellner (i)	50,000
S J Sturge	56,435
A J Weir	51,728
T P W Edwards	60,403
K J Merrifield	1,500
Carol Ferguson	27,810
John Hutchison	35,811
George Kennedy	29,274
Peter Read	2,583
Peter Worrall	94,349

Total	409,893

(i)	In addition P.J. Fellner holds share options over 2,670,071 shares, which together with his holding of 50,000 shares represents 2% of issued share capital.

As far as is known to the Company and subject to the disclosure provided under Item 8D. Financial information — Significant Changes, it is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change of its control.

B Related Party Transactions

There have been no material transactions during the last three years to which any Director or officer, any relative or spouse thereof or any five per cent shareholder, was a party, or had a direct or indirect interest, and no such transactions are presently proposed. No Director or officer of the Company, or any associate thereof, was indebted to the Company or any of its subsidiaries at any time during the last three years. Each of Dr P J Fellner, Mr S J Sturge, Mr Weir, Mr Worrall and Dr Hutchison has a service agreement with Vernalis plc, as did Dr Goldstein and Mr Edwards during their respective terms of office. See also item 6F, Directors, Senior Management and Employees — Share Options — Option Deed in respect of the Chairman.

C Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

The information provided under Item 8A relates to British Biotech plc and its subsidiaries for the reported fiscal periods prior to the merger with Vernalis Group (under UK merger accounting). Information provided under the remaining Items relates to the Group as of the date of the filing.

A Consolidated Statements and Other Financial Information

Reference is made to Item 18. Financial Statements for a list of all financial statements, including the notes thereto, and exhibits.

B Dividends

The Company does not currently pay dividends. The payment of future dividends will be dependent upon future earnings, the financial condition of the Group and other factors. In addition, the Company expects to retain a substantial portion of future earnings, if only to finance the growth and development of the business. Accordingly, the Company does not expect to pay dividends in the near future.

C Legal matters

Class Law, an English firm of solicitors, has made allegations, on behalf of a number of its clients who are or were shareholders in Vernalis, that those clients have suffered loss as a result of statements made by the Company and its directors over a period of years. Class Law allege these statements were false or misleading. They have indicated recently that one of their clients intends issuing proceedings against the Company. The amount claimed by this client would not be material. However to date no proceedings have been served on the Company by any of their clients. The Company has taken legal advice and, although it is not able to assess these claims with accuracy because of a lack of information in relation to them (although this information has been requested from Class Law on a number of occasions), it does not believe that the claims alleged will have a significant effect upon the financial position of Vernalis or the Group as a whole. Save as is set out above, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Vernalis is aware) which may have or have had during the 12 months preceding the date of this document, a significant effect on the financial position of Vernalis and the Group as a whole.

D Significant Changes

See item 4A, Information on the Company — History and Development of the Company — Important Events Since April 30, 2002.

ITEM 9. THE OFFER AND LISTING

The market data presented under this Item relate primarily to British Biotech plc prior to the acquisition of Vernalis Group. Certain data, however, is provided as of the date of the filing to reflect recent market data and ordinary share and ADR record ownership after the merger with Vernalis Group (under UK merger accounting).

A Offer and Listing Details

Trading Market for Ordinary Shares and ADSs

The principal trading market for the Ordinary Shares is the London Stock Exchange (the Exchange), on which the Ordinary Shares have been listed, under the symbol BBG, since July 1992. With effect from October 20, 1997, the Exchange introduced a new trading system based on an electronic order book, known as the Stock Exchange Electronic Trading Service (SETS). This replaced the Stock Exchange Automated Quotation system (SEAQ), the old quote-driven system of share trading under which market makers were required to quote two-way prices in the Ordinary Shares and buying and selling was conducted largely by telephone. SETS is based on the automated matching of orders placed electronically by prospective buyers and sellers.

All trades resulting from orders executed on the order book generate automatic trade reports and, regardless of size, the information is published immediately and the buy and sell orders are matched in the SETS. Trading may still take place outside the order book and there are certain circumstances in which the reporting of large trades (deemed to be at least eight times the normal market size (NMS)) may be delayed until the earlier of the risk being unwound or the market close.

The Company also has a sponsored ADR facility with The Bank of New York as Depositary. The Company’s ADSs, each representing 40 Ordinary Shares (prior to December 16, 2002, each ADS represented ten Ordinary shares and prior to August 5, 1996 each ADS represented two Ordinary Shares) have been quoted on the NASDAQ National Market System under the symbol BBIOY since July 1992.

At October 15, 2003, there were a total of 23,847 record holders of the Company’s Ordinary Shares, including those represented by ADSs, of which 47 had registered addresses in the US and held a total of 6,568,136 Ordinary Shares (4.8 per cent of the total outstanding shares of the Company). At October 3, 2003 (the latest date by which information was available), there were 489,028 ADSs equivalent to 19,561,120 Ordinary Shares held of record by 25 ADR holders. Since certain of the Company’s Ordinary Shares and ADSs are held by nominees, the number of holders of record may not be representative of the number of beneficial owners.

On August 29, 2002, Vernalis received from NASDAQ notice that, during the 30 consecutive days prior to the date of such notice, the Company’s ADSs had closed below the minimum $1.00 per share requirement for continued inclusion in the NASDAQ National Market. The notice further stated that, if the price of the ADSs did not exceed $1.00 for a minimum of 10 consecutive days in the period from August 29, 2002 to November 27, 2002, NASDAQ would provide Vernalis with a written notification that its ADSs would be delisted from the NASDAQ National Market.

On November 28, 2002, the Company received a Nasdaq Staff Determination indicating that Vernalis had failed to comply with the minimum bid price requirement of $1.00 for continued listing set forth in NASDAQ Marketplace Rule 4450(a)(5) with respect to its ADSs, and that its ADSs were subject to delisting from The NASDAQ National Market. As a result, on December 16, 2002, Vernalis amended the ratio of its ADSs to its ordinary shares from one-for-ten (1:10) to one-for-forty (1:40). The Company was subsequently notified by NASDAQ that it had satisfied the NASDAQ Listing Qualifications Panel’s requirements for continued listing of Vernalis American Depositary Shares (ADSs) on The NASDAQ National Market.

The following table shows, for the years and months indicated, the reported high and low sales prices (in pence) for the Ordinary Shares on the Exchange, based on its Daily Official List, and the highest and lowest sales prices (in dollars) for ADSs as reported by NASDAQ.

On October 15, 2003, the last sales price on the Exchange was 84p per Ordinary Share and $0.40 per ADS on NASDAQ.

	Pence per Ordinary Share		US$ per ADS

Financial year end April 30:	High	Low	High	Low

1998	5410	1000	43.58	9.06
1999	1440	315	13.50	2.63
2000	945	300	8.31	2.38
2001	605	365	4.31	2.50
2002	460	210	4.31	1.48
2003	250	44	7.16	1.50
Last two years by quarter
Financial year ended April 30, 2003
First quarter	250	210	7.16	3.00
Second quarter	138	44	4.15	1.60
Third quarter	105	50	3.32	1.50
Fourth quarter	87.5	59	2.79	1.67
Financial year ended April 30, 2002
First quarter	460	360	3.60	2.50
Second quarter	425	270	3.00	1.85
Third quarter	375	315	2.76	2.25
Fourth quarter	605	210	4.31	1.48
Last six months
April 2003	67.5	58.5	2.34	2.34
May 2003	73	57	2.53	2.48
June 2003	69	63.5	2.47	2.35
July 2003	70.5	59.5	2.75	2.45
August 2003	67.5	63	2.28	2.15
September 2003	81	67	2.77	2.55
October 2003, through October 15, 2003	84	79	2.76	2.56

ITEM 10. ADDITIONAL INFORMATION

Information provided under this Item reflects the Group as of the date of the filing, other than information under Item B describing the development of share capital of British Biotech plc prior to the merger with Vernalis Group (under UK merger accounting) and certain historical tax analysis also relating to British Biotech plc.

A Memorandum and Articles of Association

Memorandum of Association and Articles of Association

The following is a summary of the rights under the Company’s Memorandum of Association and Articles of Association relating to voting, dividends, transfers and rights upon a liquidation which attach to the New Vernalis Shares.

Memorandum

The Memorandum of Association of the Company provides that the Company’s principal objects are, inter alia, to act as or carry on the business of a holding company and to carry on activities ancillary thereto. The objects of the Company are set out in full in clause 4 of its Memorandum of Association which is available for inspection at the address specified in paragraph 15 below.

Articles of Association

The Articles of Association contain, inter alia, provisions to the following effect. These paragraphs should be read subject to the detailed provisions of the Articles of Association which are available for inspection as provided in paragraph 15 below.

Transfer

The issued and unissued ordinary shares of 5 pence each in the capital of the Company were made eligible for settlement in CREST by means of a resolution of the board dated 9 July 1996, as contemplated by the Uncertified Securities Regulations 1995 and effective under the CREST Regulations. Vernalis Shares and New Vernalis Shares can therefore be held in registered (certified or uncertified) form.

Any shareholder may effect the transfer of some or all his certified shares by an instrument of transfer in writing in the usual form or in any other form approved by the directors or, in the case of uncertified shares, in accordance with the CREST Regulations.

The share transfer form must be signed by or on behalf of the transferor and, in the case of a partly paid shares, also on behalf of the transferee. The transferor will continue to be treated as a shareholder until the name of the transferee is entered in the register of members for the relevant share or shares.

The directors may, without giving any reason, refuse to register any transfer of shares which are:

(a)	not fully paid provided that, if any of these shares have been admitted to the Official List of the London Stock Exchange, this does not stop dealings in the shares from taking place on an open and proper basis;

(b)	in respect of more than one class of share;

(c)	for certified and uncertified shares, if to joint transferees, in favour of more than four such transferees; and

(d)	for certified shares, not delivered to the office, or any other place decided on by the directors and accompanied by the relevant share certificate and such other evidence as to the transferors’ right to transfer as the directors may reasonably require.

The Board may also refuse to register a transfer of uncertified shares in accordance with the CREST Regulations.

If the directors decide not to register a share transfer, they must no later than two months after the transfer or the relevant operator-instruction was received, in each case by the Company, send notice of the refusal to the transferee.

Voting rights

Subject to any special rights or restrictions as to voting which are given to any shares (as to which there are none at present), on a show of hands every shareholder who is present in person has one vote, and on a poll every shareholder present in person or by proxy has one vote for every five pence in nominal value of the shares he holds. In the case of joint holders, the vote of the person whose name stands first in the register of members is accepted to the exclusion of any vote tendered by any other joint holder. Unless the directors decide otherwise, a shareholder may not vote at any general or class meeting or exercise any other right in relation to meetings while any amount of money relating to his shares remains outstanding.

Dividends

Subject to the Companies Act, the Company may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders, but no dividend shall exceed the amount recommended by the board. Subject to the Companies Act, the directors may pay such interim dividends as appear to them to be justified by the financial position of the Company on shares of any class, of any amount, on any date and for any period. The directors may also pay fixed dividends on any class of share carrying a fixed dividend on the dates prescribed for the payment of such dividends. Except as otherwise provided by the rights attached to the shares, all dividends shall be divided and paid proportionately to the amounts paid up on the shares on which the dividend is paid during any period in respect of which the dividend is paid.

Except as otherwise provided by the Articles of Association or the rights attached to any shares, a dividend or any other money payable in respect of a share can be paid in whatever currency the directors decide.

Directors may deduct any amount relating to shares which remains outstanding from any dividend or other money payable to the shareholder on or in respect of any share held by him.

The Company may stop sending dividend payments through the post, or cease using any other method of payment (including payment through CREST) if, for two consecutive dividends, the dividend payments have been returned undelivered or remain uncashed during the period for which they are valid or the payments by any other method have failed and, in the case of any one dividend, reasonable enquiries have failed to establish any new address or account of the registered shareholder.

Any dividend which remains unclaimed for 12 years from the date when it was declared or became due for payment, shall be forfeited and be returned to the Company.

The board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders the right to elect to receive ordinary shares instead of some or all of their cash; a “scrip dividend”.

Upon the recommendation of the directors, the Company may by ordinary resolution direct that a dividend be satisfied wholly or partly by the distribution of specific assets (in particular, paid up shares or debentures of any other company). Where any difficulty arises with regard to the distribution, the directors may resolve it as they think fit and in particular (but without limitation) may authorise any person to sell and transfer any fraction (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any shareholder upon the basis of that value in order to adjust the rights of shareholders, and may vest any assets in trustees.

Distribution of assets on a winding up

If the Company is wound up the liquidator may, with the sanction of a special resolution, divide among the shareholders (the division among shareholders to be decided upon by the liquidator) in kind the whole or any part of the assets of the Company whether the assets consist of property of one or different kinds and at such property value as the liquidator deems fair. With the like sanction the liquidator may vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he may determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

Alteration of share capital

The Company may, by ordinary resolution, increase its capital, consolidate (or consolidate and then divide) all or any of its share capital into shares of a larger nominal amount than its existing shares and cancel any shares which, at the date of the passing of the ordinary resolution have not been taken, or agreed to be taken and reduce the amount of the Company’s share capital by the amount of the cancelled shares. Subject to the Companies Act, the Company may also divide some or all of its existing shares into shares of a smaller nominal value by ordinary resolution and provide that as between the holders of the divided shares different rights and restrictions apply.

The directors have the power to deal with any fractions of shares resulting from a consolidation, including selling any shares representing fractions for the best price reasonably obtainable and distributing the net proceeds of sale among shareholders in proportion to their fractional entitlements.

The Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way. The Company may, subject to the Companies Act, the rules of the London Stock Exchange (if applicable) and to any special rights previously given to holders of existing shares, purchase any of its own shares (including redeemable shares).

If recommended by the directors, the Company can by ordinary resolution capitalise any sum which is part of the Company’s reserves or which the Company is holding as net profit. Subject to the Companies Act and any resolution of the company, the directors may decide how to deal with any unissued shares. They may, for instance, offer the shares for sale, grant options to acquire them, allot them or otherwise dispose of them.

Restrictions on shareholders

If any shareholder or any other person who the Company has reasonable cause to believe has an interest in the Company’s shares has been duly served with a statutory notice and has not, within 14 days, provided details of those who have an interest and the extent of their interest in that particular shareholding, the Company may send out a further notice to the shareholder (a Restriction Notice) to direct that in respect of the shares in relation to which the default occurred (the Identified Shares) (which expression shall include any further shares which are issued in respect of such shares) the shareholder shall not be entitled to attend or vote either personally or by proxy at a general meeting of the Company or a meeting of the holders of any class of shares or to exercise any other right in relation to general meetings of the Company or meeting of the holders of any class of shares.

Where the Identified Shares represent 0.25 per cent. or more (in nominal value or number) of the issued shares of a class then the Restriction Notice may additionally direct that any dividend (or part thereof) or other money which would otherwise be payable in respect of the Identified Shares shall be withheld without any liability to pay interest thereon when such money is finally paid to the shareholder and/or that a transfer of any of the Identified Shares in certified form and, as far as permitted by the CREST Regulations, any of the identified shares in uncertified form shall be refused, unless the directors are satisfied that they have been sold outright to an independent third party. Any sale through the London Stock Exchange or other stock exchange or acceptance of a takeover offer will be treated as an outright sale to an independent third party.

Variation of rights

Subject to the Companies Act and to special rights previously given to holders of existing shares, the Company may issue shares with any rights or restrictions attached to them. Rights or restrictions can be decided upon by either an ordinary resolution or, as long as there is no conflict with any resolution, by the directors.

Subject to the Companies Act, the rights attached to any class of shares may be changed or abrogated, with the written approval of shareholders holding at least three quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the relevant class of shares.

The provisions of the Articles of Association relating to general meetings will apply to any such separate class meeting except that:

(a)	the necessary quorum is two shareholders present in person or by proxy who own at least one third in nominal value of the issued shares of the class;

(b)	if at an adjourned meeting, a quorum as defined at (a) above is not present, one person who holds shares of the class, or his proxy, will be a quorum; and

(c)	any shareholder who is present in person or by proxy can demand a poll at which every shareholder who is present in person or by proxy is entitled to one vote for every share he has of the class (but this is subject to any special rights or restrictions which are attached to any class of shares).

Directors

Number—Subject to the passing of an ordinary resolution changing the restrictions in the Articles of Association, there must be at least two directors and not more than 20 (disregarding alternative directors).

Age—No person will be appointed a director or be required to stop being a director because he has reached a particular age. However, any person who is age 70 or over must retire in accordance with the Articles of Association. Notice of a meeting at which a resolution will be proposed to reappoint or appoint a director who is age 70 or more must state the fact that the relevant director is aged 70 or more.

Appointment—Directors may be appointed by ordinary resolution or by the board of the Company and a director need not be a shareholder of the Company. A director appointed by the board of the Company holds office only until the next following annual general meeting and is not taken into account in determining the directors who are to retire by rotation at that meeting.

Removal—In addition to any power to remove directors under the Companies Act, the Company may pass a special resolution to remove a director from office even though his time in office has not ended and may (subject to the Articles of Association) elect a person to replace a director who has been removed in this way by passing an ordinary resolution.

Retirement by rotation—At every annual general meeting, one third of the directors will retire by rotation and be eligible for re-election. If one-third is not a whole number, the number of directors to retire is the number nearest to and less than one third. If there are less than three directors, they will all retire. The directors to retire will be those who have been directors longest since they were last elected. If there are directors who were last elected on the same date, and they cannot agree who is to retire, they must draw lots to decide. In addition, any director who would not otherwise be required to retire by rotation must retire by rotation at the third annual general meeting since his last appointment or re-appointment. Any director age 70 or more must retire by rotation.

Eligibility—Only the following may be elected as directors at a general meeting:

(a)	directors retiring at that meeting;

(b)	anyone recommenced by the directors; and

(c)	anyone nominated by a shareholder (not being the person nominated) entitled to vote at the meeting who has delivered to the office of the Company between seven and 42 days before the meeting a letter stating that he intends to nominate another person for election as director and written confirmation from the nominee that he is willing to be elected.

Remuneration—The total such fees paid to all of the directors must not exceed £400,000 per annum or such other higher amount as may from time to time be decided by ordinary resolution. Any director who performs any special or extra services for the Company is entitled to receive special pay (whether by way of salary, lump sum or a combination or in any other way, paid as well as or instead of his ordinary pay as a director) as the board of the Company or a committee thereof may decide. Each director may be paid reasonable expenses incurred in attending and returning from board meetings, committee meetings, general meetings or otherwise properly and reasonably incurred in connection with the Company’s business or in the performance of his duties as a director.

Pensions and gratuities for directors—The board of the Company or any committee thereof may provide pensions or other benefits to any director or former director of the Company, or any relation or dependent of such person. However, if the directors want to provide a benefit to a director or former director who has not held an executive post or place of profit in the Company or in a subsidiary undertaking of the Company or in any former owner of the business of the Company or any subsidiary undertaking of the Company, the Company must also pass an ordinary resolution to approve such payment.

Permitted interests—subject to the provisions of the Companies Act and provided that a director discloses the nature and extent of his interest to the board, a director can do any one or more of the following:

(a)	have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving the Company or another company in which the Company has some interest;

(b)	alone or through some firm with which he is associated, do paid professional work for the Company (other than as auditor);

(c)	hold any other position (other than auditor) in the Company as well as being a director; and

(d)	hold any position within, or be a shareholder of, any other company in which the Company has an interest.

Any director who is so interested does not have to account to the Company for any benefit he receives as a result of any of the above.

Subject to the Articles of Association, a director cannot vote, and be counted in a quorum, on any resolution relating to any contract, transaction, arrangement or other proposal in which he (or a person connected with him) knowingly has a material interest unless the only material interest falls within one of the following:

(a)	a resolution about giving him (the director concerned), or any other person, any security or any indemnity for any money which he, or that other person, has lent at the request, or for the benefit of, the Company, any of its holding companies or any of its subsidiary undertakings;

(b)	a resolution about giving him (the director concerned), or any other person, any security or any indemnity for any liability which he, or that other person, has incurred at the request, or for the benefit of, the Company, any of its holding companies or any of its subsidiary undertakings;

(c)	a resolution about giving any security or any indemnity to any other person for a debt or obligation which is owed by the Company, any of its holding companies or any of its subsidiary undertakings, to that other person, if the director has taken responsibility for some or all of that debt or obligation. The director can take this responsibility by giving a guarantee, indemnity or security;

(d)	a resolution about any proposal relating to an offer of any shares or debentures or other securities for subscription or purchase by the Company, any of its holding companies or any of its subsidiary undertakings, if the director takes part because he is a holder of shares, debentures or other securities, or if he takes part in the underwriting or subunderwriting of the offer;

(e)	a resolution about any proposal involving any other company if the director (together with any person connected with the director), has a direct or indirect interest of any kind (including an interest by holding any position in that company, or by being a shareholder of that company). This does not apply if he knows that he and any persons connected with him hold an interest in shares representing one per cent. or more of:

(i)	any class of equity share capital of that company; or

(ii)	the voting rights in that company.

Any of these interests of one per cent. or more are treated as being a material interest;

(f)	any arrangement for the benefit of employees of the Company, any of its holding companies or any of its subsidiary undertakings which only gives him benefits which are also generally given to the employees to whom the arrangement relates; or

(g)	a resolution about any proposal relating to any insurance which the Company can buy and renew for the benefit of directors or of a group of people which includes directors.

Benefit of employees—The directors may exercise powers to make provision for the benefit of employees or former employees of the Company or any of its subsidiaries in connection with the cessation or transfer of the whole or part of the business of the Company or that subsidiary.

Borrowings

The directors may exercise all the Company’s powers to borrow money; to mortgage or charge all or any of the Company’s undertaking, property and assets (present and future) and uncalled capital, to issue debentures and other securities; and to give security for any debt, liability or obligation of the Company or of any third party.

The directors will limit the total borrowings of the Company and, so far as they are able, its subsidiary undertakings to ensure the total amount of the Group’s borrowing does not exceed the greater of £50,000,000 and 1.5 times the Company’s adjusted capital and reserves unless the Company by ordinary resolution allows borrowings to exceed such limit. Any borrowings owed by one member of the Group to another will not be taken into account for the purposes of the calculation of the Group’s total borrowings.

Shareholders’ meetings

Subject to the provisions of the Companies Act, the annual general meeting is held at such time as the board of the Company may determine. The board of the Company may call extraordinary general meetings at any time. At general meetings of the Company two members present in person and who are entitled to vote is a quorum, except in the case of adjourned meetings where a quorum is one member present in person or by proxy. Notice periods and the majorities required for the passing of resolutions are those provided for under the Companies Act.

Untraced shareholders

The Company may sell any certificated shares by instructing a member of the London Stock Exchange to sell them at the best price reasonably obtainable at the time of sale, if:

(a)	during the 12 years before the earliest of the notices referred to in (b) below, at least three dividends have become payable on the shares and no dividend has been claimed during that period;

(b)	after the 12 year period, the Company has published a notice, stating that it intends to sell the shares in a national newspaper in the United Kingdom and in a local newspaper appearing in the area in the United Kingdom which includes the address held by the Company for serving notices relating to those shares;

(c)	during the 12 year period and for three months after the last of the notices referred to in (b) above appear, the Company has not heard from the shareholder or any person entitled to the shares by law; and

(d)	the Company has notified the London Stock Exchange that it intends to sell the shares.

To sell any shares in this way, the directors may appoint anyone to transfer the shares. This transfer will be just as effective as if it had been signed by the holder, or by a person who is entitled to the shares by law. The person to whom the shares are transferred will not be bound to concern himself as to what is done with the purchase moneys nor will his ownership be affected even if the sale is irregular or invalid in any way.

The proceeds of sale will belong to the Company, but it must pay an amount equal to the sale proceeds less the costs of the sale to the shareholder who could not be traced, or to the person who is entitled to his shares by law, if that shareholder, or person, asks for it.

After the sale, the Company must record the name of the shareholder, or (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts. The Company will not be a trustee of the money and will not be liable to pay interest on it. The Company can use the money, and any money earned by using the money, for its business or in any other way that the directors decide, but the money cannot be invested in the Company’s shares or in the shares of any holding company of the Company.

B Share Capital

The Company raised funds through venture capital in 1986 and 1988, two private placements of its equity securities, an initial public offering in July 1992, a rights issue in May 1994 (the 1994 Rights Issue), the conversion of warrants between December 1995 and January 1996 and a rights issue in July 1996 (the 1996 Rights Issue). Between December 11, 1995 and January 31, 1996, all 9,052,770 issued warrants were converted into Ordinary Shares on a one-for-one basis for a total consideration of £47,527,000 before expenses. In July 1996, 7,246,524 Ordinary Shares were issued by way of rights to shareholders on a one-for- eight basis for a total consideration before expenses of £148,554,000. In August 1996, 587,036,718 Ordinary Shares were issued by way of the nine-for-one capitalization issue, which had the effect of reducing the Company’s Ordinary Share price to approximately one tenth of its previous level. In April 2003 the Company undertook a capital reorganization. 20 ‘Old’ Ordinary shares of 5 pence were consolidated into one Intermediate Ordinary share of £1. The consolidation of ‘Old’ ordinary Shares into intermediate Ordinary shares was immediately followed by a share capital subdivision as follows. Each Intermediate Ordinary share was subdivided into one ‘New’ Ordinary share of 5 pence and one Deferred share of 95 pence.

The Deferred shares are not listed, do not confer any rights to dividend and have extremely limited other rights which render them of negligible monetary value. The Company has appointed a director of the Company, Mr A J Weir, to execute on behalf of each holder of a Deferred share a transfer of such Deferred shares, for no payment, from Vernalis shareholders to Mr Weir pursuant to restrictions attaching to the Deferred shares.

On 23 April, 2003 the company issued 33,375,889 ‘New’ Ordinary shares of 5p each in respect of the acquisition of RiboTargets Holdings plc.

C Material Contracts

The following contracts are the only contracts not entered into in the ordinary course of business which have been entered into by the Group within two years immediately preceding the date of this document and are or may be material to the Group;

(a)	Sale proposal relating to the acquisition by the Company of RiboTargets Holdings plc

On March 21, 2003, the Company made an offer (the RiboTargets Offer) to RiboTargets shareholders to acquire the entire issued share capital of RiboTargets. The RiboTargets Offer comprised the following:

•	for every RiboTargets B ordinary share approximately 2.79 of the Company’s shares;

•	for every RiboTargets A ordinary share approximately 0.85 of the Company’s shares; and

•	396,198 of the Company’s shares allocated amongst RiboTargets shareholders pro rata to their holdings of RiboTargets ordinary shares immediately prior to April 23, 2003.

The Company’s acquisition of RiboTargets was completed on April 23, 2003. Based on the Company’s share price of 3.875 pence on 19 March 2003, the last practicable business day prior to announcement of the RiboTargets Offer, the aggregate value of the RiboTargets Offer amounted to approximately £26 million.

(b)	Deed of covenant

In connection with the RiboTargets Offer, the Company entered into a deed of covenant dated March 17, 2003 in favour of RiboTargets whereby the Company agreed to carry on the business of the Group (then the British Biotech Group) in the ordinary course pending completion of its acquisition of RiboTargets.

(c)	Undertaking

(i)	On March 21, 2003, in consideration for the Company agreeing to make the RiboTargets Offer, certain RiboTargets shareholders holding in aggregate 100 per cent. of the issued. RiboTargets B ordinary shares, 99.9 per cent. of the issued RiboTargets A ordinary shares, and 100 per cent. of the issued RiboTargets ordinary shares, entered into an undertaking (the Undertaking) to accept the RiboTargets Offer and granted warranties in favour of the Company in respect of their ownership of the RiboTargets shares. The Undertaking imposes restrictions on the ability of the (now, former) RiboTargets shareholders who are party to it to sell the shares in the Company which they received in connection with the RiboTargets Offer (Lock-up Shares) without the Company’s prior approval. Each (now, former) RiboTargets shareholder that entered into the Undertaking:

	(a)	may not dispose of any its Lock-up Shares at any time during the period of six calendar months following April 23, 2003 (the Initial Lock-up Period);

	(b)	subject as described in (ii) below, during the period of eight calendar months after the Initial Lock-up Period has expired (the Interim Lock-up Period) must:

(x) notify the Company or its nominated broker (currently Cazenove) in writing prior to the disposal of any Lock-up Shares; and

(y) must not dispose of any Lock-up Shares other than through the Company’s nominated broker.

However, if a (now, former) RiboTargets shareholder who has entered into the Undertaking receives an unsolicited offer to acquire Lock-up Shares then sub-paragraph (y) above will not apply and such RiboTargets shareholder shall only be obliged to notify the Company’s nominated broker in writing prior to such disposal.

(ii)	During the Interim Lock-up Period the Qualifying Shareholders (as defined below) are together entitled to dispose of Lock-up Shares up to a maximum aggregate of Lock-up Shares equal to three per cent. of the issued ordinary share capital of the Company immediately following April 23, 2003 without using the Company’s nominated broker to effect such disposal.

Qualifying Shareholder means a RiboTargets shareholder who has entered into the Undertaking whose beneficial holding of Lock-up Shares immediately following April 23, 2003 amounted to less than one per cent. of the aggregate issued ordinary share capital of the Company immediately following April 23, 2003.

(iii)	A (now, former) RiboTargets shareholder wishing to dispose of any Lock-up Shares in the six months after the Interim Lock-up Period has expired must consult with the Company’s nominated broker about such disposal for a reasonable period of time prior to the proposed disposal, including, without limitation, with respect to the method and timing of the disposal.

(iv)	In addition, each (now, former) RiboTargets shareholder who has entered into the Undertaking agreed, prior to the end of the Initial Lock-up Period, not to acquire or offer to acquire, directly or indirectly, any of the Company’s shares if the effect would be to oblige any person to make a mandatory offer for the Company under Rule 9 of the Code.

(v)	The Undertaking contains exemptions which allow the (now, former) RiboTargets shareholders that entered into the undertaking to dispose of Lock-up Shares, regardless of the restrictions listed above, in the following situations:

	(a)	a disposal pursuant to a court order;

	(b)	a renunciation of a right to subscribe for shares where such right is derived from the Lock-up Shares or a failure to take up any such right;

	(c)	if the Company makes an offer to its shareholders to purchase its own shares or proposes a scheme of arrangement, a disposal or agreement to dispose of any Lock-up Shares to the Company pursuant to that offer or scheme; or

	(d)	by acceptance of a general offer made for all the issued share capital of the Company, provided such offer is recommended by the board of directors of the Company.

(d) Placing and Open Offer Agreement

The Placing and Open Offer Agreement dated May 1, 2003 between Vernalis Group plc and Cazenove, pursuant to which Cazenove agreed: (1) as agent for Vernalis and subject to the terms and conditions of the Placing and Open Offer Agreement, to invite qualifying shareholders to subscribe for 30,098,086 new ordinary shares in Vernalis; (2) subject to the terms and conditions of the Placing and Open Offer Agreement, to procure subscribers for, or itself subscribe for, all the new ordinary shares available under the open offer other than the committed open offer shares (the “Clawback Shares”) on the basis that such shares are subject to recall to satisfy valid applications by qualifying shareholders under the open offer; (3) subject to the terms and conditions of the Placing and Open Offer Agreement, to procure subscribers for, or itself subscribe for, 14,346,359 new ordinary shares in Vernalis Group plc pursuant to the firm placing; and (4) to act as sponsor to Vernalis Group plc in connection with admission of its new ordinary shares. The Placing and Open Offer Agreement contains certain warranties, undertakings and indemnities given by Vernalis Group plc in favour of Cazenove.

Vernalis agreed to pay Cazenove (together with any applicable value added tax): (1) whether or not admission of the new ordinary shares in Vernalis Group plc became effective, a commitment commission of 0.5 per cent. of the value at the offer price of the clawback shares and (2) subject to admission of the new ordinary shares in Vernalis Group plc a commission of £750,000 plus a placing commission of 0.75 per cent. of the value at the offer price of the clawback shares. Out of the commissions, Cazenove paid placing commissions to such persons (if any) as it procured to subscribe for Clawback Shares.

Vernalis Group plc paid the incidental costs and expenses of and relating to the Placing and Open Offer.

(e)	Roche Convertible Loan

On May 13, 2002 Vernalis Group plc entered into a convertible loan agreement with Roche Finance Limited pursuant to which Roche Finance Limited made a loan to Vernalis Group plc of £7 million, convertible at any time by Roche into ordinary shares in Vernalis Group plc at a conversion price of 329 pence per share. Vernalis Group plc also has rights to convert the Roche Convertible Loan in specified circumstances. If not converted the Roche Convertible Loan is repayable after five years. Interest is payable semi-annually in arrears on May 13 and November 13 in each year. The terms of the Roche Convertible Loan include an anti-dilution provision that was triggered by the issue of new ordinary shares in the Placing and Open Offer, the effect of which was to reduce the conversion price. This would result in Roche Finance Limited receiving an additional 1,576,044 new ordinary shares in Vernalis Group plc on conversion of the full amount of the Roche Convertible Loan.

In accordance with the terms of the Roche Convertible Loan, the Company notified Roche Finance Limited on Vernalis becoming aware that the right to cast more than 50 per cent. of the votes at a general meeting of Vernalis Group plc had become unconditionally vested in the Company. Roche Finance Limited retains the right to require repayment of the loan with accrued but unpaid interest to the date of repayment but has not yet exercised its entitlement to repayment. Vernalis Group plc may, with the prior written consent of Roche Finance Limited (such consent not to be unreasonably withheld or delayed), assign or transfer all or any of its rights, benefits and obligations under the Roche Convertible Loan, including the right of Roche Finance Limited to convert the loan into ordinary shares, to an affiliate of Vernalis Group plc, including the Company.

(f)	Summary of offer document

On July 25, 2003 J.P. Morgan plc made an offer (the Offer) on behalf of Vernalis plc (then British Biotech plc) for all the issued and to be issued ordinary shares of 10 pence each in Vernalis Group plc (the Vernalis Group Shares).

The terms of the Offer were:

for each Vernalis Group Share	0.861 of a share in the Company

The Offer became wholly unconditional on 1 September 2003 and closed on September 23 2003. Vernalis Group plc is now a subsidiary of the Company. The procedure for the compulsory acquisition of the final outstanding minority interests in Vernalis Group plc is expected to complete on 4 November 2003 at which time Vernalis Group plc will be a wholly owned subsidiary of the Company. Based upon the Company’s mid-market closing price of 64.5 pence on 24 July 2003 (the last business day prior to the Offer being posted) the total value of the Offer was approximately £48.6 million.

(g)	Lease between Allied Dunbar Assurance plc (successor to Marion Merrel Limited) and Vernalis Research Limited (successor to Cerebrus Limited), dated May 13, 1997.

The property is approximately 44,000 sq. ft. in size and Vernalis has a 20 year leasehold interest in the property, which commenced on May 9, 1997 and expires in 2017. Vernalis may terminate the Lease in 2012 if it wishes. Current annual rent is £730,000. The rent is reviewed every 5 years, next due in 2007.

(h)	Sub-Licence Agreement between Menarini International Operations Luxembourg SA and Vernalis Development Limited (formerly known as Vanguard Medica Limited), dated as of September 10, 1999; and Supply Agreement between Vernalis Development Limited (formerly known as Vanguard Medica Limited) and Menarini International Operations Luxembourg SA, dated as of September 10, 1999.

Vernalis have also signed a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis will supply Menarini with the finished packed product ready for sale. Vernalis receives revenue on supply of product and also from royalties. For additional information, see above Item 4D Information on the Company — Commercial Collaborations under Menarini (Frovatriptan).

(i)	Second Amending Agreement to the Frovatriptan Development and Sublicense Agreement between SmithKline Beecham plc and the Vernalis Development Limited (formerly known as Vanguard Medica Limited), dated November 27, 2000.

In December 2000, SmithKline Beecham waived all of its rights to royalties on sales of frovatriptan in return for a series of five $5 million cash payments by Vernalis. For additional information, see above Item 4D Information on the Company — Commercial Collaborations under Smithkline Beecham (Frovatriptan).

(j)	Second Amended and Restated Licence Agreement between Elan Pharma International Limited and Vernalis Limited, dated March 15, 2002, amending and restating the Amended and Restated Sub-Licence Agreement between the parties, dated as of December 12, 2000.

Vernalis signed a license agreement with Elan in 1998 granting Elan exclusive marketing rights for frovatriptan in the United States, Canada and Mexico. On signing, Elan paid Vernalis a fee of $7.5 million and made a $10 million investment in Vernalis Group ordinary shares at a negotiated price of £6.25 per share. Elan subsequently paid Vernalis a further $7.5 million in 1999 when the FDA formally accepted Vernalis’s frovatriptan New Drug Application (NDA) for review, and a further $15 million in the fourth quarter of 2001 following FDA marketing approval. Under the terms of the 1998 license agreement, Vernalis could have potentially received three additional milestone payments exceeding $30 million in total on achievement by Elan of agreed sales targets for frovatriptan. In addition, Elan would pay Vernalis a royalty based on its net sales of frovatriptan. In December 2000, Vernalis entered into a new financing agreement with Elan under which Elan made a $10 million loan to Vernalis and a further equity investment of £4.96 million. Following that investment, Elan held 2,943,396 Ordinary Shares, representing approximately 6.7% of Vernalis Group’s issued share capital, which was subsequently sold in July 2002. Elan no longer has any shareholding in Vernalis Group (or Vernalis). For additional information, see above Item 4D Information on the Company — Commercial Collaborations under Elan (Frovatriptan).

D Exchange Controls and other Limitations Affecting Security Holders

There are currently no UK foreign exchange control restrictions.

There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote on the Group’s Ordinary Shares.

E Taxation

The following discussion summarizes certain US Federal income tax and UK tax consequences generally applicable to ownership by a US holder (as defined below) of ADSs or Ordinary Shares not in ADS form that is not resident in the UK, for the purposes of the Old Treaty and the New Treaty (as defined below). It applies to a US holder only if the US holder holds the ADSs or Ordinary Shares as capital assets for tax purposes. This section does not apply to a US holder is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for his securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns ten per cent or more of the stock of the Company, a person that holds ADSs or Ordinary Shares as part of a straddle or a hedging or conversion transaction, a person whose functional currency is not the US dollar and holders who acquired the stock units or ADSs as compensation.

This summary is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on the UK tax law and practice as of the date of this document as well as on the Convention between the United States of America and the United Kingdom for the avoidance of Double Taxation as entered into force in 1980 (the “Old Treaty”) and the Convention between the United States of America and the United Kingdom for the Avoidance of Double Taxation entered in force March 31, 2003 (the “New Treaty”). These laws are subject to any changes possibly on a retroactive basis.

The New Treaty generally will be effective in respect of taxes withheld at source for amounts paid or credited on or after May 1, 2003. Other provisions of the New Treaty, however, will take effect on January 1, 2004. The rules of the Old Treaty remain applicable until these effective dates. A US holder, however, may elect to have the Old Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New Treaty.

This summary is also based in part on representations of the US Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement between Vernalis, the Bank of New York as Depositary and all owners from time to time of ADRs issued thereunder dated July 7, 1992 and amended and restated as of August 5, 1996 and any related agreement, will be performed in accordance with its terms.

A US holder is a beneficial owner of ADSs or Ordinary Shares that is for US Federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States Federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

US holders should consult their own tax advisors regarding the United States Federal, state and local and the United Kingdom and other tax consequences of owning and disposing of the ADSs or Ordinary Shares in their particular circumstances and in particular whether they are eligible for the benefits of the Old Treaty and the New Treaty.

In general and taking into account earlier assumptions, for United States Federal income tax and United Kingdom tax purposes, if a US holder holds ADRs evidencing ADSs, the holder will be treated as the owner of the shares represented by those ADSs. Furthermore, US holders of ADSs will be treated as the owners of the underlying Ordinary Shares for the purposes of the Conventions and the US Internal Revenue Code of 1986, as amended (the Code). Accordingly, except as noted below, the tax consequences discussed below apply equally to US holders of ADSs and to US holders of Ordinary Shares not in ADS form, and exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, generally will not be subject to US Federal income tax or to UK tax.

Taxation of Dividends

United Kingdom Income Tax

For the purposes of this summary, the term “Eligible US holder” means a beneficial owner of an ADS or Ordinary Share that derives and beneficially owns the cash dividend paid thereon and that is a resident of the US for the purposes of the Convention relating to income and capital gains taxes (the Income Tax Convention).

An Eligible US holder will generally be entitled under the current Income Tax Convention to receive, in addition to any dividend paid by the Company, an amount equal to the tax credit available to UK resident shareholders in respect of such dividend, currently equal to one-ninth of the dividend paid, but subject to a notional withholding tax equal to 15 per cent of the sum of the dividend paid and the tax credit. The withholding tax will exceed the tax credit and therefore no additional payment will result.

The amount of withholding tax is restricted to the amount of the tax credit and no additional withholding tax is due in situations where the withholding tax is more than the credit.

For example, a dividend of £80.00 to an individual Eligible US holder would generally entitle the individual Eligible US holder to receive a tax credit of approximately £8.89 (i.e. one-ninth of 80) and the amount of withholding tax will be limited to £8.89 (even though 15 per cent of the gross dividend would be £13.33). The result is the refund to which the individual Eligible US holder would otherwise be entitled is eliminated and no withholding tax is due. Such an Eligible US holder would, therefore, only receive the net amount of the dividend, i.e. £80.00.

It is anticipated that almost all ADS holders will be subject to the above arrangements.

U.S. shareholders who own less than 10 per cent of the voting stock as portfolio investors, and who are entitled to a tax credit under the Income Tax Convention may elect to be treated as receiving an amount equal to the credit without affirmatively making a claim to the United Kingdom or obtaining a receipt therefrom. This election is made on Line 5 of Form 8833, which is to be filed with the portfolio investor’s income tax return. Such an investor making this election will be treated as having received an additional dividend equal to the gross tax credit payment and as having paid the UK withholding tax on such tax credit payment.

United States Federal Income Tax

Subject to the passive foreign investment company, or PFIC, rules discussed below, a US holder is subject to US Federal income taxation on the gross amount of any dividend paid by Vernalis out of its current or accumulated earnings and profits (as determined for US Federal income tax purposes). The PFIC rules, however, materially alter this treatment. US holder that is eligible for the benefits of the Old Treaty may include in the gross amount the UK tax withheld from the dividend payment pursuant to the Old Treaty, as described above in “United Kingdom Taxation.” Subject to certain limitations, the UK tax withheld in accordance with the Old Treaty and effectively paid over to the UK Inland Revenue will be creditable against the US holder’s United States federal income tax liability, if the US holder is eligible for the benefits of the Old Treaty and has appropriately filed Internal Revenue Form 8833. Under the New Treaty, a US holder will not be entitled to a UK tax refund, but also not be subject to UK withholding tax. In that case, the US holder therefore will include in income for United States federal income tax purposes only the amount of the dividend actually received from Vernalis, and the receipt of a dividend will not entitle the US holder to a foreign tax credit. Dividends will be income from sources outside the United States, and generally will be “passive income” or “financial services income”, which is treated separately from other types of income for purposes of computing the allowable foreign tax credit.

Dividends paid to a non-corporate US holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15% if certain holding period requirements are met. Dividends paid by Vernalis, however, likely will not be qualified dividend income as described below in “— Passive Foreign Investment Company Considerations.”

The amount of the dividend distribution that the US holder must include in his income is the US dollar value of the pound payment made, determined at the spot pound/US dollar rate on the date the dividend distribution is includible in the US holder’s income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the US holder includes the dividend payment in income to the date the US holder converts the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for United States Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain. No dividend received deduction will be allowed to US corporations with respect to dividends paid by the Company.

Special rules described below apply with respect to that holderto dividends distributed to a US holder during periods in which Ordinary Shares or ADSs are treated as stock of a PFIC.

Taxation of Capital Gains

United Kingdom Capital Gains Tax

A US holder who is not resident or ordinarily resident in the UK for UK tax purposes will not normally be liable for UK tax on capital gains realized or accrued on the sale or other disposal of Ordinary Shares or ADSs unless such Ordinary Shares or ADSs are held in connection with a trade, profession or vocation carried on by such US holder in the UK through a branch or agency and the Ordinary Shares or the ADSs are, or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency.

United States Federal Income Tax

Subject to the PFIC rules discussed below, if a US holder sells or otherwise disposes of his Ordinary Shares or ADSs, he will recognize capital gain or loss for US Federal income tax purposes equal to the difference between the US dollar value of the amount that the US holder realizes and his tax basis, determined in US dollars, in his Ordinary Shares or ADSs. Capital gain of a noncorporate US holder that is recognised after May 5, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15 per cent where the holder has a holding period greater than one year. , The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The PFIC rules, however, materially alter the United States federal income tax treatment described here.

A US holder who is liable for both UK and US tax on a gain on the disposal of the Ordinary Shares or the ADSs will generally be entitled, subject to certain limitations, to credit the amount of UK capital gains or corporation tax, as the case may be, paid in respect of such gain, against its US Federal income tax liability in respect of such gain. US holders who do not receive significant foreign source income from other sources may not be able to derive effective US foreign tax credit benefits in respect of any such UK capital gains or corporation tax.

Passive Foreign Investment Company Considerations

The Company believes that for the taxable year ending April 30, 2003, Ordinary Shares and ADSs will be treated as stock of a passive foreign investment company (PFIC) for United States Federal income tax purposes. Although it is possible that the Company will not be a PFIC in future years, US holders who held the Company’s Ordinary Shares or ADSs during the taxable year ending April 30, 2003 will be subject to the PFIC rules for all subsequent taxable years, unless the US holder makes a “QEF election” as described below. The conclusion that the Company is properly classified as a PFIC is a factual determination made annually and thus, is subject to change. The Company will monitor its status and will, promptly following the end of each taxable year, notify shareholders if it believes that it is properly classified as a PFIC for that taxable year.

The following is a general discussion of the PFIC rules applicable to US holders who hold Ordinary Shares or ADSs during any taxable year of the Company in which the Company is treated as a PFIC.

Under the PFIC rules, a US holder that does not make a “QEF election” or “mark-to-market election”, each as described below, is subject to special rules with respect to: (a) any gain realized on the sale or other disposition of Ordinary Shares or ADSs; and (b) any “excess distribution” by the Company to the US holder (generally, any distributions to the US holder in respect of the Ordinary Shares or ADSs during a single taxable year that are greater than 125 per cent of the average annual distributions received by the US holder in respect of the Ordinary Shares or ADSs during the three preceding taxable years or, if shorter, the US holder’s holding period for the Ordinary Shares or ADSs). Under these rules: (i) the gain or excess distribution would be allocated ratably over the US holder’s holding period for the Ordinary Shares or ADSs; (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income; (iii) the amount allocated to each prior year for which the Company is treated as a PFIC, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

The special PFIC tax rules described above will not apply to a US holder if the US holder makes an election to have the Company treated as a “qualified electing fund” (a QEF election) for the first taxable year in which the US holder owns Ordinary Shares or ADSs and for which the Company is treated as a PFIC, and the Company provides certain required information to holders. The election generally must be made with the US holder’s Federal income tax return for the taxable year of the US holder that includes the last day of the first taxable year of the Company for which the Company is treated as a PFIC. Once a US holder makes a QEF election, the election will apply to all subsequent taxable years of the US holder with respect to the Company, unless the US holder revokes the election with the consent of the Internal Revenue Service. The Company intends to provide registered shareholders, on request, with such information as may be required to make a QEF election effective.

A US holder that makes a QEF election will be currently taxable on its pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The US holder’s basis in the Ordinary Shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Ordinary Shares or ADSs and will not be taxed again as a distribution to the US holder. If the Company ceases to be a PFIC, a US holder that has made a valid QEF election will no longer be currently taxable on its pro rata share of the Company’s ordinary earnings and net capital gain.

The special PFIC tax rules described above will also not apply to a US holder of “marketable stock” if the U.S. holder makes an election to “mark to market” such stock (a mark-to-market election). The ADSs will be considered “marketable stock” for these purposes. However, there is no certainty that the Ordinary Shares will be considered “marketable stock” for these purposes unless and until the Internal Revenue Service designates the London Stock Exchange as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make such a designation.

A US holder that makes a mark-to-market election must include in each year for which the election applies, as ordinary income, an amount equal to the excess of the fair market value of the Ordinary Shares or ADSs at the close of the taxable year over the US holder’s adjusted basis in the Ordinary Shares or ADSs, and is allowed a deduction for any excess of the adjusted basis over the fair market value of the Ordinary Shares or ADSs, but only to the extent of previously included mark-to-market inclusions. A US holder’s adjusted basis in the Ordinary Shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election, and any gain or loss on the disposition of Ordinary Shares or ADSs would generally be ordinary income or, to the extent of previously included mark-to-market inclusions, ordinary loss. An election to mark-to-market will apply to the taxable year for which made and for all subsequent taxable years unless the Ordinary Shares or ADSs cease to be marketable stock or the Secretary of the Treasury consents to the revocation of such election. It is not certain, if the Company ceases to be a PFIC, whether a US holder that has made a valid mark-to-market election will be required to continue to include in income amounts determined under the mark-to-market regime.

A US holder that has not made a QEF election with respect to the Company will continue to be subject to the PFIC rules unless it makes a “deemed sale election” under Section 1298(b)(1) of the Code. A US holder that makes a deemed sale election will be treated as if it had sold its Ordinary Shares or ADSs on the last day of the last taxable year of the Company in which the Company was a PFIC and will be required to recognize for Federal income tax purposes any gain (but not loss) realized on the deemed sale. A US holder that makes a deemed sale election will no longer be subject to the PFIC rules, unless the Company again becomes a PFIC. US holders that have not already made a QEF election with respect to the Company are advised to consult with their tax advisor as to the desirability of making a deemed sale election.

A deemed sale election may be made by filing an amended tax return for the taxable year that includes the last day of the last taxable year of the Company in which the Company was a PFIC, together with Form 8621 or a statement, prepared in accordance with Temporary US Treasury Regulation Section 1.1297-3T, reporting any gain or loss recognized on the deemed sale. Gain recognized on the deemed sale will be allocated pro rata to each day in the US holder’s holding period for its Ordinary Shares or ADSs as of the last day of the last taxable year of the Company in which the Company was a PFIC and will be taxed as ordinary income. Any gain allocated to a prior taxable year will be taxed at the highest marginal rate in effect for such year. In addition, the US holder will be required to pay interest on the tax due, based on the rates applicable to underpayments of tax in effect for the relevant taxable years. Loss on the deemed sale must be reported on Form 8621, but will not be recognized for Federal income tax purposes. A US holder that recognizes gain pursuant to a deemed sale election will increase its basis in its Ordinary Shares or ADSs by the amount of the gain recognized. A deemed sale election must be made within 3 years of the due date, including extensions, of the US holder’s tax return for the taxable year that included the last day of the last taxable year of the Company in which the Company was a PFIC.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions. In general, these rules allocate creditable foreign taxes over the US holder’s holding period for the Ordinary Shares or ADSs and otherwise coordinate the foreign tax credit limitation rules with the PFIC rules.

In addition, notwithstanding any election a US holder makes with regard to the Ordinary Shares or ADS, dividends received from Vernalis by the US holder will not constitute qualified dividend income to the holder if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends received by the US holder that do not constitute qualified dividend income are not eligible for the 15% maximum rate applicable to qualified dividend income. Instead, the US holder must include the gross amount of any such dividend paid by Vernalis out of its accumulated earnings and profits (as determined for US Federal income tax purposes) in its gross income, and it will be subject to tax at rates applicable to ordinary income.

A US holder that owns Ordinary Shares or ADSs during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

Inheritance Tax

An ADS or Ordinary Share owned by an individual US holder who, for the purposes of the convention relating to estate and gift taxes between the US and the UK (the Estate and Gift Tax Convention), is domiciled in the US and is not a national of the UK is not generally subject to UK inheritance tax in respect of the ADSs or Ordinary Shares on the individual’s death or on a gift made by the individual during his lifetime except where the ADS or Ordinary Share is part of the business property of a UK “permanent establishment” or pertains to a UK “fixed base” used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for inheritance tax paid in the UK to be credited against US Federal gift or estate tax payable in the US and for US Federal gift or estate tax paid in the US to be credited against any inheritance tax payable in the UK, based on priority rules set forth in that Convention, in a case where an ADS or Ordinary Share is subject both to UK inheritance tax and to US Federal gift or estate tax. There are special rules applying to ADSs or Ordinary Shares held in trust.

Stamp Duty and Stamp Duty Reserve Tax (SDRT)

Stamp duty or SDRT at 1.5 per cent arises upon the deposit with the Depositary of the Ordinary Shares. The rate is applied to the amount or value of the consideration for the sale, or, if the transaction is not a transfer on “sale”, the value of the Ordinary Shares at the date on which the instrument of transfer transferring the Ordinary Shares is executed. The duty is then rounded up to the nearest 1p in the case of SDRT or £5 in the case of stamp duty. On the transfer of Ordinary Shares to the Depositary, stamp duty or SDRT will be payable by the Depositary. Under the Deposit Agreement, holders of ADRs must pay an amount in respect of such duty or tax to the Depositary.

Provided that any agreement to transfer or instrument of transfer is not executed in the UK and remains at all subsequent times outside the UK, no UK stamp duty will be payable on the acquisition or transfer of ADSs evidenced by ADRs. An agreement to transfer ADSs evidenced by ADRs should not give rise to a liability to SDRT.

A transfer of Ordinary Shares by the Depositary or its nominee to the relative ADR holder when the ADR holder is not transferring beneficial ownership should not give rise to any SDRT and should only give rise to UK stamp duty at the rate of £5 per transfer.

Purchases of Ordinary Shares, as opposed to ADSs, will normally give rise to a charge to UK stamp duty or SDRT at the rate of 0.5 per cent (rounded up to the nearest 1p in the case of SDRT or £5 in the case of stamp duty) of the price payable for the Ordinary Shares at the time of the transfer. SDRT is the liability of the purchaser and stamp duty is also usually paid by the purchaser. Where such Ordinary Shares are later transferred to the Depositary’s nominee, further stamp duty or SDRT at the 1.5 per cent rate will normally be payable. Where Ordinary Shares being acquired are transferred directly to the Depositary’s nominee, the charge will generally be the higher charge of 1.5 per cent, of the price payable for the Ordinary Shares so acquired.

F Documents on Display

This Form 20-F and any related documents may be inspected by investors at the Company’s registered office at Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA or at the public reference room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549, at prescribed rates. More information concerning the public reference room of the SEC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC filings of the Company are also available to the public from commercial document retrieval services and, for filings made on or after November 4, 2002, at the website maintained by the SEC at www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information presented under this Item relates to British Biotech plc and its consolidated subsidiaries for the fiscal period reported.

Details of Vernalis’s exposure to market risk and its management of risk are provided in Item 3. Risk Factors and Note 24 of the Consolidated Financial Statements which are incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

The management of Vernalis, including its Chief Executive Officer and Chief Financial Officer has evaluated, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined under Securities and Exchange Commission rules) as at April 30, 2003. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in the Company’s internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable until the company’s Annual Report on Form 20-F for the fiscal year ending April 30, 2004.

ITEM 16B. CODE OF ETHICS

Not applicable until the company’s Annual Report on Form 20-F for the fiscal year ending April 30, 2004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable until the company’s Annual Report on Form 20-F for the fiscal year ending April 30, 2004.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements presented under this Item are the financial statements of British Biotech plc and its consolidated subsidiaries for the reported periods other than post balance sheet events described in Note 25 to the Notes to the Consolidated Financial Statements.

The following Consolidated Financial Statements and related Notes thereto, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Annual Report on Form 20-F.

Page

Report of Independent Accountants	F-1
Consolidated Statements of Income	F-2
Statements of Total Recognized Gains and Losses	F-3
Consolidated Balance Sheets	F-3
Consolidated Statements of Cash Flow Statements	F-4
Consolidated Statements of Changes in Shareholders’ Equity	F-5 to F-7
Notes to Consolidated Financial Statements	F-8 to F-30

Financial statements schedules have been omitted because the required information is shown in the Consolidated Financial Statements or the related Notes thereto.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.	Memorandum and Articles of Association of the Company

4.	Material Contracts:

4.1	Service Contracts of Directors

(a)	Service Agreement, dated March 21, 2003, between the Company and Peter Fellner

(b)	Service Agreement dated March 21, 2003, between the Company and Simon Sturge including Letter of Amendment between the Company and Simon Sturge, dated July 17, 2003

(c)	Service Agreement, dated June 24, 1999, between the Company and Tony Weir(2) including Letter of Amendment dated March 21, 2003 between the Company and Tony Weir and Letter of Amendment dated July 16, 2003 between the Company and Tony Weir

(d)	Service Agreement, dated July 2, 2003, between the Company and Peter Worrall

(e)	Service Agreement, dated July 2, 2003, between the Company and John Hutchison

(f)	Engagement Letter between the Company and Peter Read, dated July 17, 2003

(g)	Engagement Letter between the Company and George Kennedy, dated July 17, 2003

(h)	Engagement Letter between the Company and Carol Ferguson, dated July 17, 2003

(i)	Engagement Letter between the Company and Keith Merrifield, dated December 1, 1999(2), Engagement Letter between the Company and Keith Merrifield, dated March 21, 2003 including Letter of Amendment between the Company and Keith Merrifield, dated July 17, 2003

(j)	Engagement Letter between the Company and Ian Kent, dated March 21, 2003 including Letter of Amendment between the Company and Ian Kent, dated July 17, 2003

(k)	Engagement Letter between the Company and Eugene Williams, dated December 12, 2000(2); Engagement Letter between the Company and Eugene Williams, dated March 21, 2003 including Letter of Amendment between the Company and Eugene Williams, dated July 17, 2003

(l)	Engagement Letter between the Company and Timothy Edwards, dated June 24, 1999(1)(2)

(m)	Engagement Letter between the Company and Elliot Goldstein, dated October 6, 1998(1)(2)

4.2	Acquisition of RiboTargets

(a)	Offer for the acquisition by the Company of RiboTargets dated March 21, 2003

(b)	Deed of covenant dated March 17, 2003 entered into by the Company in favour of RiboTargets

(c)	Undertaking dated March 21, 2003 entered into by certain (now former) RiboTargets shareholders

4.3	Merger with Vernalis Group plc

(a)	Offer for the acquisition by the Company of Vernalis Group plc dated July 25, 2003

4.4	Agreements originally entered into by Vernalis Group plc

(a)	Lease between Allied Dunbar Assurance plc (successor to Marion Merrel Limited) and Vernalis Research Limited (successor to Cerebrus Limited), dated May 13, 1997

(b)	Sub-Licence Agreement between Menarini International Operations Luxembourg SA and Vernalis Development Limited (formerly known as Vanguard Medica Limited), dated as of September 10, 1999(3)

(c)	Supply Agreement between Vernalis Development Limited (formerly known as Vanguard Medica Limited) and Menarini International Operations Luxembourg SA, dated as of September 10, 1999

(d)	Second Amending Agreement to the Frovatriptan Development and Sublicense Agreement between SmithKline Beecham plc and Vernalis Development Limited (formerly known as Vanguard Medica Limited), dated November 27, 2000

(e)	Second Amended and Restated Licence Agreement between Elan Pharma International Limited and Vernalis Limited, dated March 15, 2002, amending and restating the Amended and Restated Sub-Licence Agreement between the parties, dated as of December 12, 2000(3)

(f)	£7,000,000 Convertible Loan Agreement between Vernalis Group plc and Roche Finance Ltd, dated May 13, 2002(3)

(g)	Placing and Open Offer Agreement, dated May 1, 2003, between Vernalis Group plc and Cazenove

4.5	Other Contracts

(a)	The Company Discretionary Share Option Plan

(b)	Deed of Grant of Option, dated April 23, 2003, between the Company and Peter Fellner

8.	List of subsidiaries of the Group(4)

12.	CEO and Finance Director Certifications pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.	CEO and Finance Director Certifications pursuant to Rule 134a-14(b) of the Securities Exchange Act of 1934 (5)

(1)	Timothy Edwards and Elliot Goldstein have stepped down from the Board of the Company.

(2)	Incorporated by reference to the Annual Report of British Biotech plc on Form 20-F for the year ended April 30, 2001.

(3)	Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission by Vernalis Group plc (File No: 0-31200) in connection with its registration statement on Form 20-F filed with the SEC on September 17, 2001 and the Annual Report on Form 20-F filed with the SEC July 1, 2002.

(4)	Incorporated by reference to Item 4. L Organizational Structure of this Annual Report on Form 20-F.

(5)	Furnished but not filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vernalis plc (Registrant)

	By:	/s/ A J Weir

		Name:	Anthony J Weir
		Title:	Chief Financial Officer
Date: October 30, 2003

BRITISH BIOTECH PLC
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of British Biotech plc.

We have audited the accompanying consolidated balance sheets of British Biotech plc (a development stage company) and its subsidiaries (collectively referred to as the Company) as of April 30, 2003 and 2002 and the related consolidated profit and loss accounts, statements of total recognized gains and losses, reconciliation of movements in shareholders’ funds and consolidated statements of cash flows for each of the three years in the period ended April 30, 2003, and the period from February 4, 1986 (foundation) to April 30, 2003, all expressed in pounds sterling, which have been prepared on the basis of accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in the United Kingdom. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of British Biotech plc and its subsidiaries as of April 30, 2003 and 2002 and the results of the Company’s operations and its cash flows for each of the three years in the period ended April 30, 2003 and the period from February 4, 1986 (foundation) to April 30, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. As set out in Note 3 to the consolidated financial statements, the application of the latter would have affected the determination of consolidated net loss expressed in pounds sterling for each of the three years in the period ended April 30, 2003 and the period from February 4, 1986 (foundation) to April 30, 2003 and it would have affected the determination of consolidated shareholders’ equity and consolidated financial position also expressed in pounds sterling at April 30, 2003 and at April 30, 2002.

PricewaterhouseCoopers LLP
London
July 18, 2003 and in respect of note 25, October 1,2003

British Biotech plc
(a development stage company)

CONSOLIDATED STATEMENTS OF INCOME

				From foundation
				(February 4, 1986)
	Years ended April 30,			to April 30,

	2001	2002	2003	2003
	£000	£000	£000	£000
Revenues
Continuing operations	1,588	1,450	1,075	47,349
Acquisition	—	—	3	3
Discontinued operation	—	—	—	16,156

Total revenues	1,588	1,450	1,078	63,508

Costs and expenses
Cost of goods sold	—	—	—	(7,909)
Research and development expenditure	(23,724)	(21,256)	(14,544)	(334,708)
Selling, general & administration expenses	(3,997)	(3,759)	(6,396)	(90,785)

Total operating costs and expenses (Note 4d)	(27,721)	(25,015)	(20,940)	(433,402)

Operating loss (Note 4)
Continuing operations	(26,133)	(23,565)	(19,862)	(370,172)
Discontinued operation	—	—	—	278

	(26,133)	(23,565)	(19,862)	(369,894)
Profit on disposal of fixed assets	—	2,505	—	2,505
Profit on sale of investments	—	—	—	660
Loss on disposal of discontinued operation	—	—	—	(142)
Amount written off investments	(799)	(324)	(799)	(1,922)
Interest (Note 5)	3,449	2,542	1,435	59,381

Loss before provision for income taxes	(23,483)	(18,842)	(19,226)	(309,412)
Provision for income taxes	130	1,608	1,738	2,500

Net loss	(23,353)	(17,234)	(17,488)	(306,912)

Net loss per share (basic and diluted) — restated	(70.1)p	(51.7)p	(51.3)p

Ordinary Shares used in computing net loss per share (000’s) — restated	33,318	33,362	34,107

All potential ordinary shares, including options and deferred shares, are anti-dilutive.

The notes on pages F-8 to F-30 are an integral part of these Consolidated Financial Statements.

British Biotech plc
(a development stage company)

STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

				From foundation
				(February 4, 1986)
	Years ended April 30,			To April 30,

	2001	2002	2003	2003
	£000	£000	£000	£000

Net loss for the financial year	(23,353)	(17,234)	(17,488)	(306,912)
Goodwill written off	—	—	—	(91)
Translation of overseas subsidiaries	25	3	—	(14)

Total losses recognized during the year	(23,328)	(17,231)	(17,488)	(307,017)

CONSOLIDATED BALANCE SHEETS

	April 30, 2002	April 30, 2003

	£000	£000
Fixed assets
Intangible assets (Note 8)	1,987	9,986
Tangible assets (Note 9)	7,996	10,151
Investments (note 10)	1,906	1,107

	11,889	21,244
Current assets
Debtors (Note 11)	3,119	7,105
Short term deposits and investments	50,106	43,632
Cash	308	294

	53,533	51,031
Current liabilities
Creditors: amounts falling due within one year (Note 12)	(8,607)	(7,495)

Net current assets	44,926	43,536

Total assets less current liabilities	56,815	64,780

Creditors: amounts falling due after more than one year (Note 13)	(1,683)	(4,147)

Provisions for liabilities and charges (Note 14)	(250)	(2,517)

Net assets	54,882	58,116

Capital and reserves
Share capital (note 15)	33,375	35,045
Share premium account	298,615	298,252
Other reserve	10,008	30,034
Profit and loss account	(287,116)	(305,215)

Total shareholders’ funds	54,882	58,116

ANALYSIS OF SHAREHOLDERS’ FUNDS
Equity	54,882	26,409
Non-Equity	—	31,707

	54,882	58,116

The notes on pages F-8 to F-30 are an integral part of these Consolidated Financial Statements.

British Biotech plc
(a development stage company)

CONSOLIDATED CASH FLOW STATEMENTS

	Years ended April 30			From Foundation
				(February 4, 1986)
				To April 30,

	2001	2002	2003	2003

	£000	£000	£000	£000
Net cash outflow from operating activities (Note 19)	(21,738)	(19,309)	(23,278)	(326,648)
Returns on investments and servicing of finance (Note 20)	3,656	2,351	1,666	59,021
Taxation	130	4	1,681	824
Capital expenditure (Note 21)	7,587	2,686	(775)	(47,650)

Cash utilised by operations	(10,365)	(14,268)	(20,706)	(314,453)
Acquisitions and disposals	—	—	1,967	3,446
Management of liquid resources	11,254	14,249	19,377	(30,592)
Financing (Note 22)	(381)	(342)	(665)	341,837

Increase/(decrease) in cash in the period	508	(361)	(27)	238

Reconciliation of net cash flow to movement in net funds
Increase/(decrease) in cash in the period	508	(361)	(27)	238
Cash used to decrease (provided by) debt and lease financing	402	462	450	355
New finance leases	—	—	—	(1,978)
Cash used to increase/ (decrease) liquid resources	(11,254)	(14,249)	(19,377)	30,592
Exchange adjustment	62	18	29	196
Finance leases acquired with subsidiary	—	—	(1,269)	(1,269)
Liquid resources acquired with subsidiary	—	—	12,903	12,903

Movement in net funds in the period	(10,282)	(14,130)	(7,291)	41,037
Net funds at May 01	72,740	62,458	48,328	—

Net funds at April 30 (Note 23)	62,458	48,328	41,037	41,037

The notes on page F-8 to F-30 are an integral part of these Consolidated Financial Statements.

British Biotech plc
(a development stage company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from foundation on February 4, 1986 to April 30, 2003

							Total
	Preferred		Share			Profit and	Share-
	Ordinary	Ordinary	premium			loss	holders’
	shares	shares	account	Other reserve	Warrants	account	equity

	£000	£000	£000	£000	£000	£000	£000
Issuance of 2,000,000 Ordinary Shares for cash at par	—	100	—	—	—	—	100
Issuance of 68,000 Ordinary Shares For cash at £0.25	—	3	14	—	—	—	17
Issuance of 2,527,555 Preferred Ordinary Shares at £0.99, net of Issuance costs of £91,000	127	—	2,282	—	—	—	2,409
On the acquisition of 30% interest in Oxford Gene Systems Limited, goodwill of £45,000 was written off to the accumulated deficit	—	—	—	—	—	(45)	(45)
Net loss	—	—	—	—	—	(745)	(745)

Balances at April 30, 1987	127	103	2,296	—	—	(790)	1,736

Issuance of 183,822 Ordinary Shares in consideration for the acquisition of 70% interest in Oxford Gene Systems Limited. The related goodwill of £46,000 was written off to the accumulated deficit	—	10	36	—	—	(46)	—
Issuance of 4,001,693 Preferred Ordinary Shares at £2.00, net of issuance costs of £128,000	199	—	7,676	—	—	—	7,875
Net loss	—	—	—	—	—	(1,492)	(1,492)

Balances at April 30, 1988	326	113	10,008	—	—	(2,328)	8,119

Issuance of 40 Ordinary Shares for cash at par on the formation of British Biotech plc	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(1,927)	(1,927)

Balance at April 30, 1989	326	113	10,008	—	—	(4,255)	6,192

Issuance of 8,748,648 Preferred Ordinary Shares at £2.60, net of issuance costs of £1,179,000	437	—	21,130	—	—	—	21,567
Net loss	—	—	—	—	—	(1,702)	(1,702)

Balances at April 30, 1990	763	113	31,138	—	—	(5,957)	26,057

Net loss	—	—	—	—	—	(6,126)	(6,126)

Balances at April 30, 1991	763	113	31,138	—	—	(12,083)	19,931

The notes on pages F-8 to F-30are an integral part of these Consolidated Financial Statements.

British Biotech plc
(a development stage company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (cont.)

For the period from foundation on February 4, 1986 to April 30, 2003

							Total
	Preferred		Share			Profit	Share-
	Ordinary	Ordinary	premium			and loss	Holders’
	shares	shares	account	Other reserve	Warrants	account	Equity

	£000	£000	£000	£000	£000	£000	£000
Issuance of 11,111,110 Preferred Ordinary shares at £3.60, net of issuance costs of £1,968,000	556	—	37,476	—	—	—	38,032
Issuance of 10,000 Ordinary Shares on the exercise of options at £0.50	—	1	4	—	—	—	5
Net loss	—	—	—	—	—	(11,612)	(11,612)

Balances at April 30, 1992	1,319	114	68,618	—	—	(23,695)	46,356

Reclassification of Preferred Ordinary Shares as Ordinary Shares	(1,319)	1,319	—	—	—	—	—
Issuance of 7,058,824 Ordinary Shares at £4.25, net of issuance costs of £2,617,000	—	353	27,030	—	—	—	27,383
Issuance of 470,063 Ordinary Shares on the exercise of options at £0.25 to £3.60	—	23	215	—	—	—	238
Net loss	—	—	—	—	—	(13,096)	(13,096)

Balances at April 30, 1993	—	1,809	95,863	—	—	(36,791)	60,881

Issuance of 37,500 Ordinary Shares On the exercise of options at £0.50 to £3.60	—	2	44	—	—	—	46
Net loss	—	—	—	—	—	(21,526)	(21,526)
Translation of foreign subsidiary	—	—	—	—	—	(2)	(2)

Balance at April 30, 1994	—	1,811	95,907	—	—	(58,319)	39,399

Issuance of 64,302 Ordinary Shares on the exercise of options at £0.47 to £3.37	—	3	154	—	—	—	157
Issuance of 3,017,590 Units each comprising 4 Ordinary Shares and 3 Warrants at £16.00 per unit, net of issuance costs of £2,406,000	—	604	41,934	—	3,337	—	45,875
Net loss	—	—	—	—	—	(26,338)	(26,338)
Translation of foreign subsidiary	—	—	—	—	—	(6)	(6)

Balance at April 30, 1995	—	2,418	137,995	—	3,337	(84,663)	59,087

Issuance of 551,560 Ordinary shares on the exercise of options at £0.23 to £4.03	—	27	1,552	—	—	—	1,579
Issuance of 9,052,770 Ordinary Shares at £5.25 on the exercise of the Warrants, net of issuance Costs of £32,000	—	453	50,379	—	(3,337)	—	47,495
Net loss	—	—	—	—	—	(25,178)	(25,178)
Translation of foreign subsidiary	—	—	—	—	—	10	10

Balance at April 30, 1996	—	2,898	189,926	—	—	(109,831)	82,993

The notes on pages F-8 to F-30 are an integral part of these Consolidated Financial Statements.

British Biotech plc
(a development stage company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (cont.)

For the period from foundation on February 4, 1986 to April 30, 2003

							Total
	Preferred						Share-
	Ordinary	Ordinary	Share premium			Profit and loss	Holders’
	Shares	shares	account	Other reserve	Warrants	account	Equity

	£000	£000	£000	£000	£000	£000	£000
Issuance of 7,246,524 Ordinary Shares at £20.50, net of issuance costs of £5,184,000	—	362	143,008	—	—	—	143,370
Issuance of 587,036,718 Ordinary Shares on the 9 for 1 Capital Issue	—	29,352	(29,352)	—	—	—	—
Issuance of 5,914,142 Ordinary Shares on the exercise of options At £0.05 to £0.82	—	295	1,893	—	—	—	2,188
Transfer between reserves	—	—	(10,008)	10,008	—	—	—
Net loss	—	—	—	—	—	(28,943)	(28,943)
Translation of foreign subsidiary	—	—	—	—	—	(20)	(20)
Charge for deferred shares	—	—	—	—	—	1,137	1,137

Balance at April 30, 1997	—	32,907	295,467	10,008	—	(137,657)	200,725

Issuance of 2,102,248 Ordinary Shares on the exercise of options at £0.05 to £0.58	—	106	629	—	—	—	735
Net loss	—	—	—	—	—	(44,912)	(44,912)
Translation of foreign subsidiary	—	—	—	—	—	15	15
Charge for deferred shares	—	—	—	—	—	606	606

Balance at April 30, 1998	—	33,013	296,096	10,008	—	(181,948)	157,169

Issuance of 733,481 Ordinary Shares on exercise of options at £0.05 to £0.32	—	36	144	—	—	—	180
Net loss	—	—	—	—	—	(39,843)	(39,843)
Translation of foreign subsidiary	—	—	—	—	—	10	10
Charge for deferred shares	—	—	—	—	—	175	175

Balance at April 30, 1999	—	33,049	296,240	10,008	—	(221,606)	117,691

Issuance of 613,780 Ordinary shares on the exercise of options at £0.05 to £0.36	—	32	108	—	—	—	140
Issuance of 4,529,719 Ordinary Shares at £0.55	—	226	2,265	—	—	—	2,491
Net loss	—	—	—	—	—	(25,397)	(25,397)
Translation of foreign subsidiary	—	—	—	—	—	(49)	(49)
Charge for deferred shares	—	—	—	—	—	307	307

Balance at April 30, 2000	—	33,307	298,613	10,008	—	(246,745)	95,183

Issuance of 378,471 Ordinary shares on exercise of options at £0.05	—	19	2	—	—	—	21
Net loss	—	—	—	—	—	(23,353)	(23,353)
Translation of foreign subsidiary	—	—	—	—	—	25	25

Balance at April 30, 2001	—	33,326	298,615	10,008	—	(270,073)	71,876

Issuance of 981,861 Ordinary shares on exercise of options at £0.05	—	49	—	—	—	—	49
Net loss	—	—	—	—	—	(17,234)	(17,234)
Translation of foreign subsidiary	—	—	—	—	—	3	3
Charge for deferred shares	—	—	—	—	—	188	188

Balance at April 30, 2002	—	33,375	298,615	10,008	—	(287,116)	54,882

Capital reorganisation of 667,517,806 Ordinary shares	31,707	(31,707)	—	—	—	—	—
Issuance of 24,665 Ordinary shares on exercise of options at £0.05	—	1	—	—	—	—	1
Issuance of 33,375,889Ordinary shares, net of issuance costs of £363,000	—	1,669	(363)	20,026	—	—	21,332
Net loss	—	—	—	—	—	(17,488)	(17,488)
Credit for deferred shares	—	—	—	—	—	(611)	(611)

Balance of April 30, 2003	31,707	3,338	298,252	30,034	—	(305,215)	58,116

The notes on pages F-8 to F-30 are an integral part of these Consolidated Financial Statements.

British Biotech plc
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 History and operations

The Group (as defined below) was founded in 1986 and, since foundation, its principal business has been pharmaceutical research and development with the objective of developing a portfolio of patented pharmaceuticals. This research has been conducted both on its own behalf and in connection with a number of collaborative research agreements with other companies.

The Group has financed its research and development program initially through venture capital raised in 1986 and 1988, then via two private placements which raised £22,746,000 and £40,000,000, before issuance costs, in May 1989 and July 1991 respectively, and a public offer of Ordinary Shares which raised £30,000,000, before issuance costs, in July 1992. In May 1994, the Company raised £48,281,000, before issuance costs, through a rights issue of Ordinary Shares and warrants. In December 1995 and January 1996, the warrants were exercised and, as a result, £47,527,000 was raised before issuance costs. In July 1996, the Company completed a one-for-eight rights issue at a price of 2,050p per Ordinary Share which raised £148,554,000 before issuance costs (the 1996 Rights Issue). In April 2003, the Company acquired RiboTargets Holdings plc in exchange for ordinary shares.

The Group is in the development stage, as it has yet to market or sell pharmaceutical products. It aims to bring such products to the market through collaboration partnerships but expects to incur substantial losses for the next several years as potential products progress through clinical development.

The directors have a reasonable expectation the Group has adequate cash resources to continue in operation for at least 12 months from the date of these financial statements. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

From 1987 until July 1993, the Group also operated as a supplier of research products to third parties. In July 1993, this business, British Bio-technology Products Limited, was sold to Techne Corporation and is described as a discontinued operation in these statements.

2 Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with applicable Accounting Standards in the UK. The significant accounting policies adopted in arriving at the consolidated financial statements are as follows:

(a) Accounting convention

The consolidated financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

(b) Basis of preparation

The consolidated financial statements are based on the financial statements of British Biotech plc and all its subsidiary undertakings (together, the Group). Each of the principal subsidiaries are undertaking pharmaceutical research and development and associated activities.

On March 17, 1989, the Group’s legal structure was reorganized, with British Biotech plc becoming the Group’s holding company, following the issue to British Biotech Pharmaceuticals Limited shareholders of one fully paid Ordinary Share in British Biotech plc for each fully paid Ordinary Share held in British Biotech Pharmaceuticals Limited and one fully paid Preferred Ordinary Share in British Biotech plc for each fully paid Preferred Ordinary Share held in British Biotech Pharmaceuticals Limited. As there has been no change in ownership or control and the exchange of shares involved companies under common control, a presentation similar to a pooling of interests has been applied in preparing these consolidated financial statements. The period from inception, as shown in the consolidated financial statements, commences at the date of incorporation, February 4, 1986, of British Biotech Pharmaceuticals Limited, which predates the incorporation of British Biotech plc on October 13, 1988. British Biotech plc did not trade during the period from October 13, 1988 to March 16, 1989.

British Biotech plc
(a development stage company)

(c) Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(d) Revenues

Revenue represents income from collaborative agreements and revenue grants and amounts invoiced, excluding value added tax, to customers in respect of services rendered.

Revenues from collaborative research agreements which are related to time are recognised in proportion to the work completed. Revenues from collaborative research agreements which are related to the achievement of specified objectives are recognised when those objectives have been met using the lesser of non-refundable cash received or the result achieved using percentage-of-completion accounting.

(e) Grants

Grants for revenue expenditure are credited to revenue so as to match the related expenditure.

(f) Research and Development

Expenditure on research and development is written off in the period in which it is incurred.

(g) Joint arrangements

Where the Group has certain contractual agreements with other participants. These joint activities do not create an entity on a trade or business of its own, and as such are accounted for as a joint arrangement that is not an entity. That is, the Group accounting for its own assets, liabilities and cash flows, measured according to the terms of the agreement governing the arrangement.

(h) Goodwill and intangible assets

Purchased goodwill and intangible assets, which meet the recognition criteria under FRS 10, are capitalized and amortized in equal instalments over their estimated useful lives but no longer than 20 years. Goodwill in respect of RiboTargets is being amortized over three years. Payments made to third parties to acquire licenses to develop their intellectual property are written off over a period not to exceed the remaining patent life after taking into account the risk factors associated with pharmaceutical development. Goodwill previously written off to reserves has not been reinstated on the balance sheet as permitted by FRS 10.

(i) Property, plant and equipment

Freehold land and assets in the course of construction are not depreciated. Depreciation is calculated to write off the cost less residual value of other property, plant and equipment in equal annual instalments over their estimated useful lives as follows:

Freehold buildings	-	50 years
Buildings — internal works	-	Five to 50 years
Leasehold buildings	-	Period of lease
Plant and machinery	-	Two to five years
Fixtures and fittings	-	Five to ten years

The profit arising on the sale of owned assets that are subsequently leased back under an operating lease is recognised at the time of disposal.

(j) Leased assets

The cost of operating leases is charged to the statement of operations as incurred. Assets acquired under finance leases are included in the balance sheet as fixed assets and depreciated over their estimated useful lives. Interest is charged to the statement of operations. Provision is made for the estimated cost of the present obligations to reinstate lease buildings to their original state.

British Biotech plc
(a development stage company)

(k) Fixed asset investments

Investments in subsidiary and other undertakings are carried at cost less any impairment provision. Such investments are subject to periodic review, and any impairment is charged to the profit and loss account. Impairments in listed undertakings are determined having regard to the evolution of the market price of shares. Impairment in unlisted investments is determined using Directors’ estimates of changes in the underlying investment and market movements.

(l) Deferred taxation

Provision is made for deferred tax liabilities and assets, using full provision accounting, otherwise known as the incremental liability method, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with FRS 19. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

(m) Pension costs

Pension costs relate to defined contribution schemes. Contributions are charged to the statement of operations as incurred. The Group has no obligation to the pension schemes beyond the payment of contributions. The Group does not offer any other post-retirement benefits.

(n) Foreign currencies

Transactions in foreign currencies are translated into pounds sterling at the rate of exchange ruling at the transaction date. Assets and liabilities in foreign currencies are translated into sterling at the rate of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with through the statement of operations.

The financial statements of overseas subsidiaries are translated using the net investment method; the amounts in the balance sheet are translated at the closing rate and the amounts in the profit and loss account are translated at an average rate. Exchange differences in translation are taken directly to reserves.

(o) Net loss per ordinary share

Net loss per Ordinary Share is computed using the weighted average number of shares outstanding during each of the respective periods.

(p) Employee benefits

The charge for the shares awarded under the Deferred Share Bonus Scheme is recognised in the consolidated profit and loss account as the difference between the market value of the shares at the date of grant and any consideration to be received on the exercise of the deferred shares. The charge is recognised over the vesting period for options with performance criteria, and based on estimates of staff turnover and share price growth and is accrued in the profit and loss account reserve.

(q) Concentration of Credit Risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist primarily of short-term deposits.

Cash in excess of current operating needs is invested in accordance with the Company’s treasury policy. This policy emphasizes principal preservation, so it requires strong issuer credit ratings and limits the amount of credit exposure from any one financial institution. Accordingly, the credit risk associated with these short-term deposits and investments is low.

British Biotech plc
(a development stage company)

(r) Financial instruments

The Group does not enter into derivative financial instruments and has no financial liabilities other than finance leases, loans and trade creditors. Financial assets and liabilities are recognised and cease to be recognised on the basis of when the related legal title or obligations pass to or from the Group.

3 Summary of differences between UK and US Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the UK (UK GAAP) which differs in certain respects from generally accepted accounting principles in the US (US GAAP). These differences relate principally, in the case of the Group at present, to the areas as described below.

The application of the US GAAP would affect the determination of consolidated net loss for each of the three years ending April 30, 2003, and the period from February 4, 1986 (date of foundation) to April 30, 2003 (which occur substantially in the years ended April 30, 2001, April 30, 2002 and April 30, 2003) and the determination of consolidated shareholders’ equity at April 30, 2001, 2002 and 2003 as set out below.

Reconciliation of loss for the financial year to US GAAP

	Notes	2001	2002	2003
		£000	£000	£000
Loss under UK GAAP		(23,353)	(17,234)	(17,488)
US GAAP adjustments:
Purchase accounting
Write off of in process research and development	i	—	—	(5,077)
Restructuring provision	i	—	—	102
Amortisation of goodwill	i	—	—	60
Technology platform depreciation charge	i	—	—	(18)
Payroll taxes payable on share option	ii	121	(14)	(107)
Marketable securities	iii	(275)	275	17
Profit on leaseback transaction	iv	(248)	248	—
In process research and development amortisation	v	(1,089)	(898)	210
Share compensation charges	vi	—	148	(257)
Embedded option	vii	—	—	63

Net loss under US GAAP		(24,844)	(17,475)	(22,495)

Loss per share under US GAAP		(74.6)p	(52.4)p	(66.0)p

Reconciliation of shareholders’ funds to US GAAP

	Notes	2001	2002	2003
		£000	£000	£000
Shareholders’ funds under UK GAAP		71,876	54,882	58,116
US GAAP adjustments:
Purchase accounting
Movement in goodwill	i	—	—	(3,394)
Net capitalisation of technology platform	i	—	—	2,466
Payroll taxes payable on share options	ii	121	107	—
Unrealised loss on investment	iii	(275)	—	17
Profit on leaseback transaction	iv	(248)	—	—
In-process research and development	v	(1,089)	(1,987)	(1,777)
Share compensation charges	vi	—	148	(109)
Embedded option		—	—	63

Shareholders’ funds under US GAAP		70,385	53,150	55,382

(i) Goodwill and other intangible assets

Under UK GAAP the shares issued to acquire RiboTargets Holdings plc were valued at the market price at the date of acquisition on April 23, 2003. Under US GAAP the shares issued were valued at the average market price for three days before and after the announcement of the acquisition on March 21, 2003. The movement of the British Biotech share price between these dates and methods increases the value of the purchase price by £4.0 million. In accordance with US GAAP (EITF 95-3) an adjustment was made to the opening net assets position under UK GAAP to reflect the redundancy costs arising following a reorganization of the Group after acquisition. In accordance with UK GAAP, these costs were expensed in 2003.

British Biotech plc
(a development stage company)

Under US GAAP, purchase price is allocated to all tangible and identifiable intangible assets based upon estimated fair value at the date of acquisition. For US GAAP purposes, fair values have been assigned to intangible assets which included in-process research and development (£5.0 million) and technology platform (£2.5 million). The specifically identifiable intangible assets have not been recognised under UK GAAP as they do not meet the criteria for recognition required by FRS 10, ‘Goodwill and intangible assets’.

Under US GAAP the amount of purchase consideration allocated to in-process research and development is immediately written off to the profit and loss account. The portion of the purchase price allocated to the technology platform under US GAAP is amortised over the estimate useful economic life. Under UK GAAP these amounts are included in goodwill.

The net impact on shareholders’ funds at April 30, 2003 under US GAAP was:

£000
Difference in consideration issued under US GAAP	4,005
Less profit and loss impact under US GAAP	(4,933)

(928)

The movement in goodwill represents the fair value of intangible assets under US GAAP less the difference in consideration issued and the restructuring provision.

(ii) Payroll taxes payable on share option

In accordance with the Urgent Issues Task Force Abstract 25, ‘National Insurance Contributions on Share Options Gains’, the Group has provided for the employers’ National Insurance payable on unapproved options granted after April 5, 1999. In accordance with US GAAP, taxation is only charged upon exercise of the option.

(iii) Marketable securities

Under UK GAAP, an investment is written down where a permanent impairment has occurred. Under US GAAP, marketable securities are valued at market value, with temporary diminution in value being taken to other comprehensive income and permanent diminutions taken to the Statement of Operations. The definition of permanent is more prescriptive under US GAAP. The market value of securities at April 30, 2003 resulted in an increase to the realisable value of the securities. At April 30, 2002 there was no difference in the value of securities between UK and US GAAP.

(iv) Profit on leaseback transaction

Under UK GAAP, a profit on a sale and leaseback of an operating lease is recognised immediately. Under US GAAP, this profit is deferred over the length of the lease. In fiscal 2002 the underlying lease was sold and hence the remaining profit was recognised under US GAAP.

(v) In-process research and development

Under UK GAAP, certain payments to acquire licenses to products are capitalised as Intangible Fixed Assets under FRS10. Under US GAAP these payments are written off as in-process research and development in so far as these products are to be used in research and development activities and have no future alternative use.

(vi) Share compensation charges

Under UK GAAP, the cost of providing share options with performance criteria is recognised over the period of the performance criteria using as measurement date the date of issue. Under US GAAP, the measurement date remains open until it is known how many options will be available.

(vii) Embedded option

Under US GAAP, FAS133, as amended, requires that all derivative financial instruments, including embedded derivative financial instruments be fair valued while any change in that fair value is taken to the profit and loss account. The fair value of the Company’s derivative financial instruments for the year ended April 30, 2002 was not material.

British Biotech plc
(a development stage company)

(viii) Deferred tax

Under UK GAAP, deferred tax is recognised to the extent that it is probable that a tax liability will become payable or an asset will be recoverable in the foreseeable future. Under US GAAP, full provision is required for deferred tax liabilities and deferred tax assets and losses carried forwards recognised are subject to valuation allowances. Given the uncertainty of the recoverability of the Group’s tax losses carried forward, deferred tax assets are recognised only to the extent of deferred tax liabilities under both UK or US GAAP.

Cash Flows

Under UK GAAP, the cash flows are reported under a number of distinct headings. Under US GAAP, however, there are only three categories of cash flows: operating activities (including tax and interest), investing activities (capital expenditure and including cash flows from sale or purchase of short term deposits) and financing activities.

Under UK GAAP, cash is defined as cash in hand and deposits, with a maturity period of no more than 24 hours, which are repayable on demand. However, under US GAAP, the definition of cash and cash equivalents includes deposits with a maturity period of less than three months when acquired.

Consolidated statement of cash flows under US GAAP

	Years ended April 30,

	2001	2002	2003
	£000	£000(i)	£000
Net cash deficit from operating activities	(17,952)	(18,325)	(19,931)
Net cash (used in)/provided by investing activities	15,587	4,109	40,990
Net cash provided by/(used in) financing activities	(381)	(347)	(665)

Net (decrease)/increase in cash and cash equivalents	(2,746)	(14,563)	20,394
Exchange rate adjustment on cash and cash equivalents	62	18	29
Cash and cash equivalents at beginning of the year	21,674	18,990	4,445

Cash and cash equivalents at end of the year	18,990	4,445	24,868

(i)	Restated due to inclusion of money market accounts.

Stock Compensation Plans
 British Biotech adopted the disclosure requirements of SFAS 123 in fiscal 1997 but has elected to continue the recognition principles of APB No. 25 and therefore, the effect of the adoption of SFAS 123 has had no effect on the Group’s results or financial position.

Under US GAAP, the Group is required to disclose the compensation expense for the Executive Share Option plan and the SAYE plan. The compensation expense represents the difference between the exercise price of the share options granted in 1999 and 2000, and the fair market value of the underlying Ordinary Shares at the date of grant.

The following assumptions were used under the Black-Scholes option pricing model to estimate the fair values of the options granted:

	April 30, 2001	April 30, 2002	April 30, 2003

Dividend yield	0%	0%	0%
Volatility	77.6%	77.7%	63% - 68.5%
Risk free investment rate	5.6%	5.11%	3.7% - 4.25%
Forfeiture rate	0%	0%	0%
Expected life	5 years	5 years	2 years - 6 years

British Biotech plc
(a development stage company)

The impact of the compensation expense would have been to increase the net loss by £874,000 in 2001, £1,616,700 in 2002 and by £1,577,711 in 2003. The impact on net loss per share would have been an increase of 2.6p, 4.8p and 4.6p respectively.

Accounting Developments

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged. Management believes that the impact of the adoption of SFAS 143 on its Consolidated Financial Statements will not be material.

In June 2002 the FASB issued FAS No 146, “Accounting for Costs Associated with Exit or Disposal activities”, (“FAS No. 146”). FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities (excluding an entity newly acquired in a business combination), often referred to as “restructuring costs”, and nullifies prior accounting guidance with respect to such costs. This Statement will spread out the reporting of expenses related to restructurings initiated after 2002, because a commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a liability for the anticipated costs. The provisions of FAS No. 146 shall be effective for exit or disposal activities initiated after December 31, 2002, with no retroactive restatement allowed. FAS No. 146 has not had a significant impact on the Group’s results of operations or financial position.

At the November 21, 2002 meeting, the EITF reached a final consensus on issue no. 00-21 “Accounting for Revenue Arrangements with Multiple Deliveries”. This Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management is evaluating the potential impact of the Issue on the Group’s results.

In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. This interpretation of accounting Research Bulletin No. 51, Consolidated financial Statements, addresses consolidation by business enterprises of variable interest entities which possess certain characteristics. The Interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity must be included in the consolidated financial statements with those for the business enterprise. The Interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The Company does not have any ownership in any variable interest entities as of April 30, 2003. The Company will apply the consolidation requirement of FIN 46 in future periods if we should own any interest in any variable interest entity.

The Company is required to adopt International Accounting Standards in 2005 and is currently reviewing the implications.

British Biotech plc
(a development stage company)

4 Analysis of Revenues, Expenditure, Operating Results and Assets

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
(a) Revenues by activity
Continuing operations
Collaborative agreements (Note (c))	1,300	1,378	988
Other grants	288	72	90

	1,588	1,450	1,078

(b) Revenues by geographic area
United Kingdom	98	72	90
United States	190	—	420
Rest of World	1,300	1,378	568

	1,588	1,450	1,078

(c) Collaborative agreements

During the three years under review, the Group earned income under a number of collaborative agreements as set out in the following table. The amounts received are non-refundable.

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
GeneSoft Inc.	—	—	420
Serono Inc.	1,300	1,378	568

	1,300	1,378	988

British Biotech plc
(a development stage company)

(d) Operating costs and expenses

Operating loss for continuing operations is stated after charging:

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
Wages and salaries	(8,999)	(6,566)	(5,840)
Social Security costs	(801)	(673)	(611)
Other pension costs	(728)	(565)	(456)

Staff costs	(10,528)	(7,804)	(6,907)

Average number of employees	182	117	95

Depreciation of property, plant and equipment (including assets under finance leases)	(2,470)	(1,269)	(1,104)

Loss/(profit) on disposal of fixed assets (excluding exceptional profit)	(248)	177	(40)
Amortisation of Intangible Assets	(146)	(173)	(270)
Impairment of Intangible Assets	—	(301)	—
Operating leases
- property	(753)	(1,002)	(403)
- plant, machinery and vehicles	(158)	(79)	(30)

	(911)	(1,081)	(433)

Auditors’ remuneration
- audit fees	(26)	(27)	(44)
- other services	(138)	(51)	(654)

	(164)	(78)	(698)

One-off charges
- restructuring costs	(974)	—	(915)
- asset write offs	(127)	(582)	—
- terminated deal costs	—	—	(1,454)

	(1,101)	(582)	(2,369)

One-off charges: Restructuring costs in fiscal 2001 were incurred in relation to the reorganization announced in June 2000 and related principally to redundancy costs. Restructuring costs in fiscal 2003 were incurred in relation to the merger with RiboTargets announced in April 2003 and related principally to redundancy costs.

Terminated deal costs in fiscal 2003 incurred in relation to the terminated merger discussion with MorphoSys A.G. and relate principally to legal and professional fees.

Auditors’ remuneration: Other services relates primarily to proposed and completed acquisitions and other fees that have been paid for taxation advice on collaborative agreements and services on SEC filings. There were no fees paid in respect of management consultancy services.

Tangible Fixed Asset write offs relate primarily to the ongoing refurbishment of the Group’s properties.

(e) Profit on disposal of fixed assets

The profit on disposal of fixed assets of £2,505,000 arises from the agreement signed with OSI Pharmaceuticals, Inc. in August 2001 whereby the Group sold certain of its pre-clinical facilities and 59 British Biotech employees transferred to OSI along with the leases of two properties and certain fixed assets.

British Biotech plc
(a development stage company)

(f) Operating result by activity

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
Continuing operations
Pharmaceutical research and development	(26,133)	(23,565)	(19,862)

(g) Total assets by activity

	April 30,	April 30,

	2002	2003
	£000	£000
Continuing operations
Pharmaceutical research and development	65,422	72,275

All significant losses on ordinary activities before taxation and net assets arise in the UK and relate to pharmaceutical research and development.

(h) Analysis of capital expenditure by activity

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
Continuing operations
Pharmaceutical research and development	752	1,801	997

(i) Analysis of depreciation by activity

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
Continuing operations
Pharmaceutical research and development	2,470	1,269	1,104

(j) Acquisition of RiboTargets Holdings plc

On April 23, 2003 the Group completed its merger with RiboTargets Holdings plc, which has been accounted for under the acquisition method. Under the terms of the offer made to RiboTargets shareholders, 33,375,889 shares in British Biotech plc have been issued in exchange for 100 per cent of the share capital of RiboTargets, valuing RiboTargets at £21.7 million based on the British Biotech share price of 65p at close of business on April 22, 2003 are set out below:

	Book values	Adjustments	Fair values
	£000	£000	£000
Intangible assets	—	—	—
Tangible assets	1,520	—	1,520
Debtors	2,521	—	2,521
Cash and short term investments	12,903	—	12,903
Cash	5,229	—	5,229
Creditors falling due within one year	(4,552)	(23)	(4,575)
Creditors falling due after more than one year	(454)	(45)	(499)
Provisions for liabilities and charges	—	(412)	(412)

Net assets acquired	17,167	(480)	16,687

Satisfied by:
Shares issued			21,695
Expenses of acquisition			3,261

Total consideration			24,956

Goodwill arising on acquisition			8,269

British Biotech plc
(a development stage company)

Goodwill of £8.3 million has been capitalised and is being amortised over three years, which is based on the Directors’ estimate of useful economic life.

Net cash received on acquisition of £1,967,000 is total cash net of expenses of acquisition.

RiboTargets Holdings plc and RiboTargets Limited accounting year end is December 31. This will be aligned with the Group during financial year 2004. The last financial statements of RiboTargets were prepared for the year ended December 31, 2002. The summarised profit and loss account for the period January 1, 2003 to April 22, 2003 the period prior to the effective date of acquisition, is as follows:

	Year ended	Period to
	December 31, 2002	April 22, 2003
	(audited)	(unaudited)
	£000	£000
Turnover	2,190	39
Operating loss	(9,074)	(6,202)
Loss before tax	(8,829)	(6,112)
Taxation	1,107	502

Loss after tax	(7,722)	(5,610)

5 Interest

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
Interest income
Bank interest	3,778	2,820	1,654

Interest expense
Secured loans	(282)	(249)	(217)
Finance leases	(46)	(28)	—
Bank overdraft	(1)	(1)	(2)

	(329)	(278)	(219)

	3,449	2,542	1,435

6 Taxation

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
Overseas taxation	(130)	(4)	—
Research and development tax credits — current year	—	(1,604)	(1,658)
- adjustment in respect of prior period	—	—	(80)
	(130)	(1,608)	(1,738)

	2001	2002	2003
	£000	£000	£000
Factors affecting the tax charge for the period
Loss before tax at 30%	(7,045)	(5,653)	(5,768)
Expenses not deductible for tax purposes	1,245	336	803
Deferred tax asset not recognised	5,800	3,311	2,892
Research and development tax credit received at 24% of losses compared with 30% tax rate	—	402	415
Overseas taxation refunded	(130)	(4)	—
Under provision in respect of prior year tax credit	—	—	(80)

	(130)	(1,608)	(1,738)

British Biotech plc
(a development stage company)

No liability for UK corporation tax has arisen in any of the periods to April 30, 2003. The Group had losses, as computed for taxation purposes, of approximately £300 million at April 30, 2003 (2002: £283 million) available to be carried forward to future periods, of which £9 million (2002: £10 million) has been set off against the liability to deferred taxation. Losses of £35 million have yet to be agreed with the Inland Revenue.

Tax losses can be carried forward with no expiry date against the profits of the same trade. In the event that there is a change of ownership of the Group (where one party or a group of connected parties gain control) then under current UK tax law, if there is also a major change in the nature or conduct of the trade within a period of three years either side of the change of ownership, any tax losses at the time of change of ownership may not be available for relief against future trading profits. Available tax losses have been recognised as assets under US GAAP to the extent of any deferred tax liabilities, and, a valuation allowance has been recognised against the remaining deferred tax asset.

In accordance with the provisions of the Finance Act 2000 in respect of Research and Development Allowances the Group has recognised a £1,738,000 (2002: £1,604,000) research and development tax credit relating to the year ended April 30, 2003. The credit is expected to be received in the year ending April 30, 2004.

There was no potential liability to deferred taxation at the end of any of the periods ending April 30, 2003. The analysis, computed at the tax rate of 30 per cent, was as follows:

	April 30,2002	April 30,2003

	£000	£000
Excess of taxation allowances over depreciation	3,009	2,818
Available tax losses applied	(3,009)	(2,818)

	—	—

7 Dividends

No dividends have been paid since inception.

8 Intangible Assets

	April 30, 2002	April 30, 2003

	£000	£000
Cost
At May 1	1,236	2,607
Additions	1,371	8,269

At April 30	2,607	10,876

Amortisation
At May 1,	146	620
Charge for the year	173	270
Impairment	301	—

At April 30	620	890

Net book value	1,987	9,986

Intangible Assets represent payments made to third parties to acquire licenses to develop their intellectual property. The accounting policy for such assets is set out in Note 2.

Additions in 2002 relate to licenses to develop and commercialize MG98. Impairment relates to the termination of the collaboration with BresaGen.

Addition in 2003 relates to goodwill arising on acquisition of RiboTargets and is being amortized over three years, which is based on the Directors’ estimate of its useful economic life.

British Biotech plc
(a development stage company)

9 Property, plant and equipment

	April 30, 2002	April 30, 2003

	£000	£000
Cost
Freehold land and buildings	9,249	9,165
Leasehold land and buildings	—	1,232
Plant and machinery	8,311	6,169
Fixtures and fittings	659	905

	18,219	17,471

	April 30, 2002	April 30, 2003

	£000	£000
Accumulated Depreciation
Freehold land and buildings	2,259	2,612
Leasehold land and buildings	—	72
Plant and machinery	7,425	3,977
Fixtures and fittings	539	659

	10,223	7,320

Net book value	7,996	10,151

The net book value of plant and machinery includes an amount of £1,066,000 (2002: £125,000) in respect of assets held under finance leases. The depreciation charge for the year in respect of these assets was £13,000 (2002: £44,000).

Capital commitments at 30 April were as follows:

	April 30, 2002	April 30, 2003
Contracted for but not provided	£000	£000
	411	102

10 Investments

		Group
	May 1, 2002	Movement	April 30, 2003

	£000	£000	£000
Cost of investments in quoted companies	1,623	—	1,623
Cost of shares in unquoted companies	1,406	—	1,406
Provision	(1,123)	(799)	(1,922)

	1,906	(799)	1,107

During the year provision has been made for a permanent diminution in value of listed investments by reference to the evolution of the market price of shares, and provision has been made for a permanent diminution in value of unquoted investments by reference to directors’ estimates.

11 Accounts receivable

	April 30, 2002	April 30, 2003

	£000	£000
Interest receivable	636	405
Research and Development tax credits	1,604	3,261
Other receivables	630	2,183
Prepayments and accrued income	249	1,256

	3,119	7,105

No reserves for doubtful debts are considered necessary.

Included within research and development tax credits is £1,636,000 in respect of RiboTargets Limited.

British Biotech plc
(a development stage company)

12 Creditors: amounts falling due within one year

	April 30, 2002	April 30, 2003

	£000	£000
Secured loan (see Note 13)	270	270
Bank overdraft	16	—
Current portion of obligations under finance leases	117	770
Trade creditors	4,527	2,205
Taxation and social security	239	443
Accruals and deferred income	3,383	3,756
Other creditors	55	51

	8,607	7,495

Included within the Group’s accruals is deferred income of £550,000 (2002: £568,000)

13 Long term debt

	April 30, 2002	April 30, 2003

	£000	£000
Secured loan	1,620	1,350
Obligations under finance leases	63	499
Accruals and Deferred Income	—	2,298

	1,683	4,147

These are repayable as follows:
Over one and under two years	333	769
Over two and under three years	270	270
Over three and under four years	270	270
Over four and under five years	270	270
Repayable beyond five years, by instalments	540	270

	1,683	1,849

The secured loan is for a term of 20 years from April 14, 1989 and is secured by three of the Group’s freehold properties. The terms of the loan provide for a moratorium on capital repayments for five years from April 14, 1989; thereafter, the loan is repayable quarterly in arrears by equal instalments. Interest is fixed at 12.13 per cent per annum throughout the term.

14 Provisions for liabilities and charges

	Restructuring	Vacant lease	Dilapidation	Total
	Provision	provision	provision
	£000	£000	£000
At May 1, 2002	—	—	250	250
Change for the year	915	412	940	2,267

At April 30, 2003	915	412	1,190	2,517

The dilapidation provision relates principally to costs associated with the Group’s obligation to reinstate leased buildings to their original state. The provision is expected to be utilised on vacating the properties by 2014.

The restructuring provision represents costs incurred in relation to the acquisition of RiboTargets and related to redundancy costs.

Where leasehold properties become vacant the Group provides for all costs, net of anticipated income, to the end of the lease or the anticipated date of the disposal or sublease. This provision is expected to be utilised over the next year.

British Biotech plc
(a development stage company)

15 Share capital

	April 30, 2002		April 30, 2003

Group and Company	Number	£000	Number	£000

Authorised	—	—	285,858,083	14,293
Deferred shares of 95p each	—	—	33,375,891	31,707
‘Old’ Ordinary shares of 5 pence each	920,000,000	46,000

Allotted, called up and fully paid
‘New’ Ordinary shares of 5 pence each	—	—	66,751,780	3,338
Deferred shares of 95p each	—	—	33,375,891	31,707
‘Old’ Ordinary shares of 5 pence each	667,493,141	33,375	—	—

		33,375		35,045

Capital reorganization

During the year the company undertook a capital reorganization. 20 ‘Old’ Ordinary shares of 5 pence were consolidated into one Intermediate Ordinary share of £1. The consolidation of ‘Old’ Ordinary Shares into Intermediate Ordinary shares was immediately followed by a share capital subdivision as follows. Each Intermediate Ordinary share was subdivided into one ‘New’ Ordinary share of 5 pence and one Deferred share of 95 pence.

The Deferred shares are not listed, do not confer any rights to dividend and have extremely limited other rights which render them of negligible monetary value. The Company has appointed a director of the Company, Mr A J Weir, to execute on behalf of each holder of a Deferred share a transfer of such Deferred shares, for no payment, from British Biotech shareholders to Mr Weir pursuant to restrictions attaching to the Deferred shares.

On 23 April, 2003 the company issued 33,375,889 ‘New’ Ordinary shares of 5p each in respect of the acquisition of RiboTargets Holdings plc.

In the period prior to the Capital Reorganization the Company issued 24,665 ‘Old’ Ordinary shares of 5p each in respect of share options, for which consideration of £1,000 was received (2002 : £49,000).

16 Share option schemes

The Company has adopted various stock option plans, primarily as incentives to retain and recruit high calibre staff. The Company currently grants stock options under stock option plans: The British Biotech Executive Stock Option Scheme; the British Biotech Group SAYE Share Option Scheme and the British Biotech Deferred Share Bonus Scheme.

The options over the unissued Ordinary Shares of five pence that have been granted to Directors and employees in the period from April 30, 2000 to April 30, 2003 are set out below. All of the quotations and prices have been adjusted to reflect the effects of the capital reorganization in April 2003. (Note 15).

	Number of		Weighted average
	Share options	Exercise price	Exercise price

		(£)	(£)
Balance at April 30, 2000	1,655,991	1-47	11.60

Exercisable at April 30, 2000	279,915	1-47	9.40
Exercised	17,543	1	1.00
Surrendered	279,784	1-47	12.00
Granted	765,585	1	1.00

Balance at April 30, 2001	2,124,249	1-47	7.60
Exercisable at April 30, 2001	374,787	1-47	13.40
Exercised	49,093	1	1.00
Surrendered	975,464	1-42	7.60
Granted	612,500	1	1.00

Balance at April 30, 2002	1,712,191	1-47	5.80

Exercisable at April 30, 2002	432,713	1-47	11.20
Exercised	1,233	1	1.00
Surrendered	400,138	1-42	10.17
Granted	5,422,911	0.59-1	0.80

Balance at April 30, 2003	6,733,731	0.59-47	1.31

Exercisable at April 30, 2003	405,354	1-47	10.67

British Biotech plc
(a development stage company)

The following table summarizes information about the range of exercise prices for share options outstanding at April 30, 2003:

		Weighted average	Weighted		Weighted average
Exercise	Number	remaining	average	Exercisable	Exercise price of
prices	outstanding	contractual life	Exercise price	Options	Exercisable options

(£)		(years)	(£)		(£)
£0.59	2,700,840	10.00	0.59	Nil	Nil
£1-4.40	3,727,466	8.55	1.10	165,805	2.13
£5.60-£7.20	83,285	1.90	6.82	71,263	7.01
£8	76,250	5.42	8.00	22,500	8.00
£16.40-£20.40	111,998	4.46	20.10	111,998	20.10
£22.00-£47.00	33,892	4.29	30.90	33,788	30.87

The weighted-average grant-date fair values of options granted in the year were:

	Number of	Weighted average
	share options	grant-date fair values (pence)

Exercise price less than market value on day of grant	Nil	Nil
Exercise price equal to market value on day of grant	2,700,840	36.35
Exercise price greater than market value on day of grant	2,722,071	21.90

17 Pension schemes

At April 30, 2003 the Group’s pension schemes were defined contribution schemes under which the Group had no obligations beyond the payment of the premiums. The pension costs for the schemes have been as follows:

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
Pension costs	728	565	456

British Biotech plc
(a development stage company)

18 Commitments and contingencies

(a) Operating lease commitments

At April 30, 2003, the Group had the following commitments under operating leases, principally relating to leased properties:

Years ended April 30,	£000
2004	1,680
2005	1,622
2006	1,614
2007	1,612
2008	1,612
Later years	17,726

The future aggregated minimum lease commitment is £25,866,000.

(b) Financial commitments and contingencies

The Group has commitments under license agreements of up to £12.45 million and US$13.25 million which are contingent upon successful product development, registration and approval, primarily relating to the collaboration with Monash University and MethylGene respectively.

Commercial Collaborations

The following section describes the Group’s existing commercial collaborators and the commercial agreements with respect to the Group’s principal research and development programs and marketed products. Collaborations were formed by companies that have been consolidated through the acquisition of RiboTargets in April 2003 By way of background the provenance of each collaboration is:-

British Biotech	RiboTargets
DSM Biologics	Monash University
Serono	Institute of Cancer Research
GeneSoft Pharmaceuticals
ImmunoGen
MethylGene
OSI Pharmaceuticals
DevCo
Schering-Plough
Tanabe Seiyaku
R&D Systems Europe Ltd

(BB-10153)

British Biotech has had a series of agreements with DSM Biologics, the most recent being January 1, 2003, all of which concern the supply of BB-10153 for clinical trials.

Monash University

R140 (alphadolene acetate). In October 2002, British Biotech was granted an exclusive licence to develop and commercialise the compound alphadolone (R140) for all human and animal prophylactic and therapeutic analgesic indications from Monash University and Professor Colin Goodchild (Victoria, Australia). In return for an exclusive licence, British Biotech will pay Monash and Professor Goodchild success milestones and royalties upon the sale of product. Currently, R140 is in Phase I studies and is being developed for severe cancer pain.

British Biotech plc
(a development stage company)

Serono S.A. (MEIs: inflammation)

In October 2000, British Biotech and Serono S.A. (Serono) (SWX: SEO; NYSE: SRA) signed a two-year agreement to jointly research, develop and commercialize metalloenzyme inhibitors for the treatment of various inflammatory diseases. Under the terms of the agreement, British Biotech received from Serono an up-front payment of US$5 million.

The agreement with Serono covered BB-2827, BB-76163 and research activities. The clinical development, manufacture and commercialization of BB-2827, a collagenase inhibitor with potential application in rheumatoid arthritis, and the pre-clinical research of BB-76163, an aminopeptidase inhibitor, with potential application in multiple sclerosis, were terminated in 2001.

In October 2002, the term of the research agreement was extended for a further year to October 2003. The research agreement has now expired. The parties are in discussion about selection of candidates for future development. For any candidates selected Serono will undertake the further development of these compounds with British Biotech receiving milestone and royalty payments upon successful commercialisation of products.

GeneSoft Pharmaceuticals Inc. (MEIs: cancer)

In August 2002, the Company signed agreements with GeneSoft Pharmaceuticals Inc. (then GeneSoft Inc.) for a broad-based collaboration to discover and develop novel anti-infective drugs based on British Biotech’s proprietary bacterial metalloenzyme inhibitors. The collaboration combined British Biotech’s novel targets, chemistry and clinical development with GeneSoft’s experience in antibiotic lead optimisation and clinical expertise.

GeneSoft made an initial payment to British Biotech in August 2002 of US$4 million. Upon initiation of the initial Phase I study of BB-83698 in October 2002, British Biotech received a further payment from GeneSoft of US$1 million and one million shares of convertible-preferred stock (representing approximately 3.45 per cent of GeneSoft’s outstanding equity as of the date of the transaction, on a fully-diluted basis).

ImmunoGen Inc. (BB-10901)

In May 2000, British Biotech and ImmunoGen Inc., (NASDAQ: IMGN) (ImmunoGen), a US biotechnology company, entered into a collaboration to develop and commercialize ImmunoGen’s huN901-DM1, subsequently re-named as BB-10901, targeted at the treatment of small cell lung cancer. ImmunoGen is a leader in the development of anti-cancer agents with high potency and reduced toxicity, through the use of its proprietary Tumor-Activated Prodrug (TAP) technology.

Under the agreement, British Biotech was granted exclusive rights to apply for regulatory approval and commercialize BB-10901 in Europe and Japan. ImmunoGen retains the rights to apply for regulatory approval and commercialize BB-10901 in the USA and the Rest of the World as well as the right to manufacture the product worldwide. Upon signature of the agreement, British Biotech paid US$1.5 million for its rights to BB-10901.

Under the agreement, British Biotech and ImmunoGen share responsibility for the development of BB-10901. ImmunoGen is responsible for completing pre-clinical development and for the manufacture and supply of materials for clinical trials and commercial sales. British Biotech is responsible for conducting the clinical trials necessary to achieve regulatory approval in the US, Europe and Japan and will reimburse ImmunoGen for the cost of clinical trial supplies. In the event that ImmunoGen obtains regulatory approval for marketing the product in the US, British Biotech will receive a one-off milestone payment. ImmunoGen will receive royalties on sales made in Europe and Japan.

In May 2001, a combined Phase I/II study commenced in patients with relapsed and refractory SCLC and other CD56-positive tumours to evaluate drug safety, tolerability and biological activity. In August 2002, having been granted a Clinical Trials Exemption (CTX) to investigate drug safety when administered on a more frequent dosing regime, a second Phase I study of BB-10901 commenced in two UK hospitals.

British Biotech plans to discuss this collaboration with ImmunoGen shortly.

British Biotech plc
(a development stage company)

MethylGene Inc. (MG 98)

In February 2002, British Biotech signed an agreement with MethylGene Inc., a privately-held Canadian biopharmaceuticals company, granting British Biotech the European development and commercialization rights for MG98, MethylGene’s leading experimental anti-cancer drug. In addition, British Biotech was granted an option to license pre-clinical compounds that emerge from MethylGene’s complementary DNA Methyltransferase (DNA MT) small molecule inhibitor program for cancer. This option has now expired.

MG98 is currently in Phase I clinical development in North America, such trials being conducted by MethylGene and its collaborative partner for North America and Canada, MGI Pharma Inc.

Under the License, Development and Commercialization Agreement, British Biotech made an initial research and development payment to MethylGene of US$1.7 million, to be followed by milestone payments of up to US$12.8 million based on successful regulatory approval and commercialization for MG98 in Europe. MethylGene will also receive undisclosed royalties on sales. In addition, under a separate Stock Purchase Agreement, British Biotech made an equity investment of US$2 million in the private stock of MethylGene.

British Biotech plans to discuss this collaboration with MethylGene shortly.

Class Law

Class Law, an English firm of solicitors, has made allegations, on behalf of a number of its clients who are or were shareholders in British Biotech, that those clients have suffered loss as a result of statements made by the Company and its directors over a period of years. Class Law allege these statements were false or misleading. They have indicated recently that one of their clients intends issuing proceedings against the Company. The amount claimed by this client would not be material. However to date no proceedings have been served on the Company by any of their clients. The Company has taken legal advice and, although it is not able to assess these claims with accuracy because of a lack of information in relation to them (although this information has been requested from Class Law on a number of occasions), it does not believe that the claims alleged will have a significant effect upon the financial position of British Biotech or the Group as a whole. Save as is set out above, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which British Biotech is aware) which may have or have had during the 12 months preceding the date of this document, a significant effect on the financial position of British Biotech and the Group as a whole.

19 Reconciliation of operating loss to operating cash flows

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
Operating loss	(26,133)	(23,565)	(19,862)
Depreciation	2,470	1,269	1,104
Amortisation of intangible fixed assets	146	173	270
Impairment of intangible fixed assets	—	301	—
Charge for deferred shares awarded	—	188	(611)
Adjustment for exchange gain	(37)	(15)	(29)
Other loss/(profit) on disposal of fixed assets	(248)	177	(40)
Tangible fixed assets written off	127	582	16
Decrease in debtors	(2,123)	3,910	(1,639)
Increase/(decrease) in creditors	4,010	(2,229)	(3,402)
Increase/(decrease) in provisions	50	(100)	915

Net cash outflow from operating activities	(21,738)	(19,309)	(23,278)

British Biotech plc
(a development stage company)

20 Returns on investments and servicing of finance

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
Interest received	3,985	2,629	1,885
Interest paid	(283)	(250)	(219)
Interest element of finance lease payments	(46)	(28)	—

Net cash inflow from returns on investments and servicing of finance	3,656	2,351	1,666

21 Capital expenditure

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
Purchase of tangible fixed assets	(752)	(1,801)	(997)
Sale of tangible fixed assets	11,198	7,264	222
Purchase of fixed asset investments	(1,623)	(1,406)	—
Purchase of intangible fixed assets	(1,236)	(1,371)	—

Net cash inflow/(outflow) from capital expenditure	7,587	2,686	(775)

The cash inflow on the disposal of fixed assets arising from the OSI transaction in fiscal year 2002 was £7,176,000.

22 Financing

	Years ended April 30,

	2001	2002	2003
	£000	£000	£000
Issue of Ordinary share capital	21	49	1
Share issue costs	—	—	(216)
Debt due within one year:
repayment of secured loan	(270)	(270)	(270)
Capital element of finance lease payments	(132)	(121)	(180)

Net cash inflow/(outflow) from financing	(381)	(342)	(665)

British Biotech plc
(a development stage company)

23 Analysis of changes in net funds

	At April 30,	Cash	Exchange	Other	At April 30,
	2001	Flow	Movement	Movements	2002
	£000	£000	£000	£000	£000
Cash	656	(366)	18	—	308
Short term investments	—	2,137	—	—	2,137
Bank overdraft	(21)	5	—	—	(16)
Short-term deposits	64,355	(16,386)	—	—	47,969

	64,990	(14,610)	18	—	50,398

Secured loan due within one year	(270)	270	—	(270)	(270)
Secured loan due after one year	(1,890)	—	—	270	(620)
Finance leases	(372)	121	—	71	(180)

	62,458	(14,219)	18	71	48,328

	At May 01,	Cash	Acquisitions	Exchange	Other	At April 30,
	2002	Flow	(excluding cash)	Movement	movements	2003
	£000	£000	£000	£000	£000	£000
Cash	308	(43)	—	29	—	294
Short term investments	2,137	1,451	12,903	—		16,491
Short-term deposits	47,969	(20,828)	—	—	—	27,141
Bank overdraft	(16)	16	—	—	—	—

	50,398	(19,404)	12,903	29	—	43,926
Secured loan due after one year	(1,620)	—	—	—	270	(1,350)
Secured loan due within one year	(270)	270	—	—	(270)	(270)
Finance leases	(180)	180	(1,269)	—	—	(1,269)

	48,328	(18,954)	11,634	29	—	41,037

Short-term deposits and short-term investments are aggregated on the balance sheet. Cash flows from short-term deposits and short-term investments are reported in the cash flow statement under the heading “Management of Liquid Resources”. Short-term deposits have a maturity period of more than 24 hours but less than 12 months. They are repayable on demand subject, in some instances, to the payment of certain expenses. Short-term investments are investments in a money market managed fund that is repayable within 48 hours.

British Biotech plc
(a development stage company)

24 Financial instruments related disclosure

The Group does not trade in financial instruments.

All the Group’s provisions, debtors and creditors falling due within one year (other than the bank overdraft and secured loan) have been excluded from the disclosures below either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

Interest rate risk profile

The interest rate profile of the Group’s financial assets and liabilities are:

	Year ended April 30

	2002			2003

	Floating	Fixed	Total	Floating	Fixed	Total
	Rate	Rate		Rate	Rate
	£000	£000	£000	£000	£000	£000
Financial liabilities
US dollar bank overdraft	16	—	16	—	—	—
Sterling secured loan (i)	—	1,890	1,890	—	1,620	1,620
Finance leases (ii)	—	180	180	—	1,269	1,269

	16	2,070	2,086	—	2,889	2,889

Financial assets
Sterling cash at bank and in hand	300	—	300	136	—	136
Euro cash at bank and in hand	—	—	—	11	—	11
US dollar cash at bank and in hand	8	—	8	147	—	147
Sterling short-term investment (iii)	2,137	—	2,137	16,491	—	16,491
Sterling short-term deposits (iv)	—	47,969	47,969	—	27,141	27,141
US dollar investment	98	—	98	70	—	70
Australian Dollar investment	402	—	402	109	—	109
Canadian dollar investment	1,406	—	1,406	928	—	928

	4,351	47,969	52,320	17,892	27,141	45,033

(i)	The secured loan is for a term of 20 years from 14 April, 1989 and is secured by a fixed charge over three of the Group’s freehold properties. Interest is fixed at 12.13 per cent per annum throughout the term. The loan is repayable quarterly in arrears by equal instalments. The weighted average period until maturity is six years.

(ii)	The finance leases were all in sterling at fixed rates of interest. The weighted average interest rate and period remaining on liabilities at 30 April, 2003, was 8.8 per cent and 1.9 years.

(iii)	The floating rate short term investments are invested in a money market managed fund with a weighted average maturity of less than 120 days and is repayable within 48 hours.

(iv)	The fixed rate short-term deposits are placed with a range of banks and building societies at fixed terms ranging between overnight and 12 months and at fixed rates ranging between 3.55 per cent and 4.12 per cent.

(v)	Fixed and Floating rate assets have been restated at April 30, 2001. Short term deposits are now included within Fixed rate assets.

Borrowing facilities

The Group has no significant undrawn committed borrowing facilities at April 30, 2003.

Foreign currency exposure

One of the Group’s operations, British Biotech Pharmaceuticals Limited, has net monetary assets of £0.1 million (2002: £0.1 million) denominated in US dollars, £0.1 million (2002: £0.4 million) denominated in Australian dollars and £0.9 million (2002: £1.4 million) denominated in Canadian dollars.

British Biotech plc
(a development stage company)

Fair value of financial assets and liabilities

There is no significant difference between the fair value and the carrying value of the Group’s financial assets and liabilities at April 30, 2003 and April 30, 2002, except for the secured loan and fixed asset investments. The fair value of the loan at £1.9 million (2002: £2.7 million) was calculated using a discounted cash flow method as market values were unavailable. The book value of the loan at April 30, 2003, was £1.6 million (2002: £1.8 million). The market value of the Group’s listed investments at April 30, 2003, was £179,000 (2002: £500,000).

25. Post Balance Sheet Events (unaudited)

On July 3, 2003, the Boards of British Biotech plc and Vernalis Group plc announced that they had unanimously agreed the terms of a recommended merger of the two companies by way of an offer by J P Morgan plc on behalf of the Company to acquire the whole of the issued and to be issued share capital of Vernalis Group plc in exchange for shares in the Company. The offer was not made in the United States. The offer was approved by the company’s shareholders at an extraordinary general meeting held on August 13, 2003, and was declared unconditional on August 29, 2003, by which date valid acceptances of the offer had been received in respect of 76,328,753 Vernalis Group plc Shares, representing approximately 87.29 per cent of the existing issued share capital of Vernalis Group plc. The offer closed on September 23, 2003, by which date acceptances of the offer had been received in respect of 80,178,155 Vernalis Group shares, representing approximately 91.58 per cent of the existing issued share capital of Vernalis Group plc. The Company commenced the procedure to acquire compulsorily any remaining Vernalis Group shares to which the offer relates pursuant to sections 428 of the Companies Act 1985 on September 23, 2003-10-20.

The compulsory acquisition procedure is expected to be concluded on or shortly after November, 4, 2003.

On September 1, 2003 Mr Peter Worrall, formerly Finance Director of Vernalis Group plc became Corporate Development Director; Dr John Hutchison, formerly Senior Vice President, Development and Chief Medical Officer of Vernalis Group plc, became Development Director, Mr George Kennedy, formerly Non-Executive Chairman of Vernalis Group plc, became Deputy Chairman and Senior Independent Director; and Dr Peter Read and Ms Carol Ferguson, formerly Non-Executive Directors of Vernalis Group plc, became Non-Executive Directors of the Company. On September 10, 2003 Mr Edwards stepped down from the Board.

On October 1, 2003, the Company announced that shareholders had approved the re-naming of the Company as Vernalis plc.