Form 20-F
VERNALIS PLC
filed 2004-06-15
CIK 851616

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from May 1, 2003 to December 31, 2003

Commission file number: 0-20104

VERNALIS plc

(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Oakdene Court, 613 Reading Road, Winnersh, Berkshire RG41 5UA, United Kingdom
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares of 5 pence each (“Ordinary Shares”)

American Depositary Shares each representing the right to receive two (2) Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the transition report:

142,126,883 Ordinary Shares of 5 pence each

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)) and (2) has been subject to such filing requirement for the past 90 days.

Yes ☑               No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐               Item 18 ☑

PREAMBLE

THE ACQUISITION OF VERNALIS GROUP PLC AND USE OF CERTAIN DEFINED TERMS

Vernalis plc is a public limited company incorporated under the laws of England. On July 3, 2003, the Boards of British Biotech plc and Vernalis Group plc announced that they had unanimously agreed the terms of a recommended merger of the two companies by way of an offer by J P Morgan plc on behalf of British Biotech plc to Vernalis Group plc to acquire the whole of the issued and to be issued share capital of Vernalis Group plc in exchange for shares in British Biotech plc. The offer was not made in the United States. The offer was approved by British Biotech plc’s shareholders at an extraordinary general meeting held on August 13, 2003, and was declared unconditional in all respects save as to admission of the new shares to the London Stock Exchange on August 29, 2003, by which date valid acceptances of the offer had been received in respect of 76,328,753 Vernalis Group plc shares, representing approximately 87.29 per cent of the existing issued share capital of Vernalis Group plc. Admission became effective at 8am on September 1, 2003. The offer closed on September 23, 2003, by which date acceptances of the offer had been received in respect of 80,178,155 Vernalis Group plc shares, representing approximately 91.58 per cent of the existing issued share capital of Vernalis Group plc. British Biotech plc commenced the procedure to acquire compulsorily any remaining Vernalis Group plc shares to which the offer related pursuant to sections 428 to 430f of the Companies Act 1985 on September 23, 2003. The compulsory acquisition procedure was concluded on November 4, 2003.

On October 1, 2003, British Biotech shareholders approved the re-naming of the Company as Vernalis plc.

The accounting period end of Vernalis plc has been changed from April 30 to December 31. Consequently this transition report is in respect of the eight month period from May 1, 2003 to December 31, 2003. Vernalis Group had a December 31 accounting period end. References in this document to “fiscal 2001”, “fiscal 2002” and “fiscal 2003” mean the 12-month periods ended on April 30, 2001, 2002 and 2003 respectively; references to the “transition period” means the eight month period from May 1, 2003 to December 31, 2003; and references to “fiscal 2004” means the 12-month period ending December 31, 2004.

The operating results of the Company for the eight month period ended December 31, 2003 and the three-year period ended April 30, 2003 reflect the merger with Vernalis Group under UK GAAP merger accounting. In addition, provided in Item 18, is a reconciliation of such operating results from UK to US GAAP, as well as summary financial statements prepared in accordance with US GAAP. Under US GAAP, the transaction was accounted for as the acquisition of Vernalis Group plc by the Company using “purchase accounting.”

As used herein the term “Company” refers to Vernalis plc and the terms “Vernalis” and “Group” refer to the Company and its consolidated subsidiaries. The term “Vernalis Group” refers to the company Vernalis Group plc and Vernalis Group plc’s subsidiaries which have now become part of the Group as indicated above.

The market share information in this Transition Report relating to frovatriptan has been independently arrived at by the Company on the basis of the data provided by IMS Health Inc. and other information. IMS Health Inc. is not responsible for the evaluation, compilation and presentation of such market share information in this Transition Report.

i

PRESENTATION OF FINANCIAL INFORMATION: AVAILABLE INFORMATION

The Company furnishes The Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an opinion thereon by independent public accountants. Such financial statements are prepared on the basis of UK GAAP reflecting the merger between the Company and Vernalis Group. The annual reports contain a reconciliation to US GAAP of net income and shareholders’ equity. Under US GAAP the combination of the Company and Vernalis Group has been accounted under “purchase accounting” as an acquisition of Vernalis Group by the Company. The Company also furnishes the Depositary with half-yearly reports prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to recorded holders of American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs). The Company also furnishes the Depositary with all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADRs and mails to all recorded holders of ADRs notices of shareholders’ meetings received by the Depositary.

The Group’s consolidated financial statements are reported in English pounds sterling. In this Transition Report on Form 20-F, references to “US dollars” or “$” are to US currency and references to “pounds sterling”, “£”, “pence” or “p” are to UK currency. Solely for the convenience of the reader, this Transition Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on December 31, 2003, which was $1.78 to £l.00.

ii

FORWARD-LOOKING STATEMENTS

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the US Private Securities Litigation Reform Act of 1995. This Transition Report (particularly material under Item 4B “Information on the Company”, Item 4C “Research Programs”, Item 4D “Commercial Collaborations”, Item 5 “Operating and Financial Review and Prospects — Financial Review”, and “— Trend Information”) may contain forward-looking statements that reflect the Group’s current expectations regarding future events, including the clinical development and regulatory clearance of the Group’s products, including that of frovatriptan for menstrually-associated migraine, the Group’s ability to find partners for the development and commercialization of its products, including a new commercialization partner (or partners) for frovatriptan, as well as the terms of such partnership(s), the projected benefits of reacquiring the rights to frovatriptan in North America and/or any new partnership arrangement(s) on the Group’s liquidity and results of operations, as well as the Group’s working capital requirements and future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Group’s research strategies, the applicability of the discoveries made therein, and the successful and timely completion of clinical studies, including with respect to frovatriptan and the Group’s other products, the uncertainties related to the regulatory process, the ability of the Group to identify and agree beneficial terms with suitable partners for the commercialization and/or development of frovatriptan and other products, as well as the achievement of expected synergies from such transactions, the acceptance of frovatriptan and other products by consumers and medical professionals, the ability of the Group to obtain additional financing for its operations and the market conditions affecting the availability and terms of such financing, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transitions, and the ability of the Group to identify and consummate suitable strategic and business combination transactions and the risk described under Item 3D “Risk Factors” below.

iii

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A            Selected Financial Data

The selected financial data and other information presented below under Item 3A represents financial data of the Group and its consolidated subsidiaries reflecting the merger with Vernalis Group (under UK merger accounting). Under UK GAAP, the merger of British Biotech plc and Vernalis Group plc was accounted for as a ‘merger of equals’ (pooling of interests). Under US GAAP the transaction was accounted for as the acquisition of Vernalis Group plc by British Biotech plc using ‘purchase accounting’. Under purchase accounting, the costs of the investment is calculated at the market value of the shares issued together with incidental costs and the assets and liabilities of the acquired entity are recorded at fair value.

The selected financial data set forth below as of December 31, 2003, and the five years ended April 30, 2003, have been derived from the Consolidated Financial Statements of the Group, which have been audited by its independent auditors, PricewaterhouseCoopers LLP (PricewaterhouseCoopers for the years ended April 30, 1999, 2000, 2001 and 2002). PricewaterhouseCoopers were independent auditors to both the company and Vernalis Group prior to their merger in 2003. This financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of the Group and Notes thereto included elsewhere in this transition report.

The Group prepares its Consolidated Financial Statements in accordance with UK GAAP, which differ in certain respects from US GAAP. A description of the significant differences and reconciliations of net income and shareholders’ equity, as well as summary financial statements prepared in accordance with US GAAP, are set forth in Note 3 of the Notes to the Consolidated Financial Statements.

Consolidated Statement of Operations Data: Amounts in Accordance with UK GAAP

	Year ended April 30,										Eight months ended December 31,
	1999		2000		2001		2002		2003		2003		2003
	£		£		£		£		£		£		$
	(In thousands, except for Ordinary share amounts)
Revenues	10,164		7,560		4,616		14,766		9,143		8,631		15,363
Research and development expenditure	(51,436)		(43,605)		(43,291)		(38,152)		(30,512)		(26,890)		(47,864)
Net interest income	10,882		6,432		4,199		2,783		2,803		1,770		3,151
Net loss	(51,758)		(40,414)		(44,369)		(27,091)		(30,586)		(34,219)		(60,910)
Net loss per Ordinary share	(85.3	)p	(62.5	)p	(64.3	)p	(38.6	)p	(43.1	)p	(24.9	)p	(44.3	)c
Ordinary shares used in computing Net loss per Ordinary share (000s)	60,710		64,702		69,021		70,175		71,010		137,219		137,219

Consolidated Statement of Operations: Amounts in Accordance with US GAAP

	Year ended April 30,										Eight months ended December 31,
	1999		2000		2001		2002		2003		2003		2003
	£		£		£		£		£		£		$
	(In thousands, except for Ordinary share amounts)
Revenue	4,224		2,624		1,588		1,450		1,078		5,009		8,916
Net loss	(39,843)		(25,397)		(28,844)		(17,475)		(22,495)		(29,281)		(51,200)
Net loss per Ordinary share	(120.6	)p	(76.3	)p	(74.6	)p	(52.4	)p	(66.0	)p	(28.0	)p	(52.9	)c

Consolidated Balance Sheets: Amounts in Accordance with UK GAAP

	At April 30,					At December 31,
	1999	2000	2001	2002	2003	2003	2003
	£	£	£	£	£	£	$
	(in thousands)
Cash and cash equivalents	140,350	104,655	83,022	62,982	48,454	24,214	43,101
Property, plant and equipment	31,604	30,352	15,691	10,245	11,564	7,508	13,364
Intangible fixed assets and investments	—	10,452	8,502	25,752	29,794	23,008	40,954
Total assets	160,025	132,260	99,461	104,736	101,853	65,770	117,071
Long-term debt	(2,430)	(3,802)	(9,559)	(22,227)	(24,773)	(8,119)	(14,452)
Total liabilities	(21,472)	22,269)	(26,432)	(41,434)	(48,277)	(31,982)	(56,928)
Total shareholders’ funds	156,979	128,458	89,939	63,302	53,576	33,789	60,144
Share capital	34,733	35,060	35,161	35,221	36,895	38,813	69,087

Net Cash and Cash Equivalents and Short-Term Deposits in Accordance with US GAAP

	At April 30,					At December 31,
	1999	2000	2001	2002	2003	2003	2003
	£	£	£	£	£	£	$
	(in thousands)
Cash and cash equivalents	6,313	21,674	18,990	4,445	24,868	16,148	28,743
Short-term deposits	91,500	54,000	45,746	45,969	19,138	8,106	14,429
Total shareholders’ funds	117,691	95,183	70,772	53,389	55,491	71,320	126,950

Dividends

No dividend has been paid by the Company in the five fiscal years up to and including fiscal 2003 and the transition period ended December 31, 2003.

Exchange Rates

The Consolidated Financial Statements of the Group which form part of this Transition Report are presented in English pounds sterling (£ or pounds).

The following table sets forth, for the fiscal years and dates indicated, certain information concerning the noon buying rate in New York City for pounds expressed in US dollars ($ or dollars) per £1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

	Month’s Highest	Month’s Lowest
Month	Exchange Rate	Exchange Rate
May 2004	1.8369	1.7943
April 2004	1.8564	1.7674
March 2004	1.8680	1.7943
February 2004	1.90	1.82
January 2004	1.85	1.72
December 2003	1.78	1.72
November 2003	1.71	1.67
October 2003	1.70	1.66
September 2003	1.67	1.57

Years ended April 30,	Period End	Average	High	Low
1999	1.61	1.64	1.72	1.59
2000	1.55	1.58	1.65	1.55
2001	1.43	1.46	1.56	1.40
2002	1.46	1.43	1.48	1.37
2003	1.60	1.55	1.65	1.43
Year ended December 31,
2003	1.78	1.64	1.78	1.57

On June 4, 2004 the noon buying rate for pounds was £1.00 = $1.8367

Principal Accounting Policies

The Consolidated Financial Statements of the Group which form part of this Transition Report have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the principal Group accounting policies, which have been applied consistently, is set forth in Note 2 of Notes to the Consolidated Financial Statements. The Group is required to adopt International Financial Reporting Standards in 2005 and is currently developing the most appropriate accounting policies.

B  Capitalization and Indebtedness

Not applicable.

C  Reasons for the Offer and Use of Proceeds

Not applicable.

D  Risk Factors

Prospective investors and shareholders should be aware that any investment in the Group involves a high degree of risk and should be made only by those with the necessary expertise to appraise the investment. In addition to the other information in this document, the following risk factors should be considered in evaluating whether to make or hold an investment in the Group. Additionally, some risks may be unknown to Vernalis and other risks, currently believed to be immaterial, could turn out to be material. Any or all of these factors could have a material and adverse effect on the Group’s operational results, financial condition and prospects. Furthermore, the trading price of Vernalis shares could decline, possibly rapidly, resulting in the loss of all or part of any investment in Vernalis shares.

For the foreseeable future, the Group will be highly dependent on the success of frovatriptan in the marketplace. The discovery of any adverse reactions to frovatriptan could have a material adverse effect on the cash position and income of the Group. In addition, the intense competition to which frovatriptan is subject could impede growth in frovatriptan’s market share.

Frovatriptan is the Group’s only approved product. As such the Group’s future is highly dependent on the sales of frovatriptan. The discovery of adverse reactions, including those which might result in individual or class warnings or contraindications, or its temporary or permanent withdrawal from the market, could considerably undermine the financial state of the Group. Frovatriptan is one of seven triptans currently marketed as an acute treatment for migraine. The Company’s principal competitors for frovatriptan include some of the largest and most well-funded pharmaceutical companies in the world, including GlaxoSmithKline, Merck, Pfizer and Astra Zeneca. Sumatriptan, marketed under the name Imitrex ® and developed by GlaxoSmithKline, was the first frovatriptan approved for the acute treatment of migraine, and remains the dominant product in the United States and worldwide. By February 29, 2004, 20 months following launch in the United States, frovatriptan’s largest market, and 15 months following launch in Germany, the product’s largest European market, frovatriptan had achieved a share of the oral triptan migraine market of approximately three per cent in the United States and 7.5 per cent in Germany for the triptan class of drugs. The annualized average market share in the United States for the calender year 2003 was 2.7 per cent. The Group may not be able to increase or maintain the market share of frovatriptan in light of such competition which, in turn, could have a significant adverse effect on the Group’s revenue.

The Group may not be able to maintain and enhance sales of frovatriptan in the North American market following reacquisition of the rights to frovatriptan in this territory.

The sales and marketing of frovatriptan is controlled territorially. On May 18, 2004, the Group agreed to reacquire the entirety of the rights to frovatriptan in North America in consideration for the payment of $50 million (payable in installments over 21 months up to December 31, 2005) from Elan Pharma International Limited (Elan). Vernalis will also purchase certain inventory from Elan at an expected approximate cost of $5.4 million payable no later than December 31, 2004. An initial payment of $5 million was made to Elan in May 2004. Although the Group has reacquired the rights to frovatriptan in North America, there are no current arrangements for the active marketing and sale of the products by the Group in this territory. From May 18, 2004 and for a period of up to 12 months, sales of the product will be supported by Elan under a transitional services agreement. Since May 18, 2004, however, Elan is not obliged actively to market the product.

Ongoing income from sales of frovatriptan depends on the Group’s ability to secure a suitable new partner (or partners) in North America to exploit the maximum potential of frovatriptan in this territory, its ability to put in place appropriate arrangements actively to promote and market frovatriptan in North America prior to securing a new partner, and Elan’s support of the product during the transitional services period. Ongoing income from sales of frovatriptan could decrease which, in turn, could have a significant adverse effect on the Group’s liquidity, its ability to promote frovatriptan and to support its other product development, if Elan does not fulfill its obligations under the transitional services agreement, if the Group is unable directly to promote frovatriptan during the period prior to finding a suitable new partner for the product, or if it is unable to find a suitable new partner for the product.

Failure by the Group licensees, for any reason, to achieve and sustain the level of sales anticipated by the Group could adversely impact the occurrence, timing and /or amount of milestone payments and royalties and have a material adverse effect on the cash position and income of the Group.

The sales and marketing of frovatriptan in Europe is controlled by Menarini International Operations, Luxembourg S.A. (Menarini). If that licensee or any future licensee in respect of the North American market does not exercise sufficient efforts in marketing and sales of frovatriptan, or otherwise does not achieve the sales anticipated by the Group, this could reduce revenue and royalties payable to the Group and have a material adverse effect on the cash position and the income (and any resulting profitability) of the Group.

Various situations might arise with respect to any new commercialization partner in North America, Menarini or Elan (during the transitional services period) or any of their respective subsidiaries or affiliates which could have an adverse effect on the sales and marketing of frovatriptan. These include a direct or indirect sale or proposed sale to a third party or an assignment or proposed assignment of respective licenses in frovatriptan to a third party or the commencement of insolvency proceedings in respect of any of those entities.

The Group may experience delay or failure to achieve approval for a new indication for frovatriptan

The Group is working towards obtaining approval for the use of frovatriptan for the prophylactic treatment for menstrual associated migraine (MAM). Frovatriptan is currently in Phase III clinical trials in respect of approval for this new indication. Although an initial clinical study into the efficacy of frovatriptan for prophylaxis of MAM has demonstrated a highly statistically significant improvement in the number of patients who are headache free during the perimenstrual period, unfavorable results from the current Phase III trials, or failure to achieve FDA approval for the new indication for frovatriptan, or approval by the FDA but subject to restrictions on patients suitable to be treated could adversely affect the anticipated sales potential and, therefore income from the product. Such results could also affect the ability of the Group to conclude a successful agreement with a new commercial partner in the competitive US market and therefore have an adverse effect on the income of the Group.

The Group may be unable to secure financing for the acquisition of frovatriptan under favorable terms

Vernalis has reacquired the North American rights for frovatriptan from Elan for a total of US $50 million, payable in installments up to December 31, 2005. Vernalis will also purchase certain inventory from Elan at an expected approximate cost of $5.4 million payable no later than December 31, 2004. An initial payment of $5 million was made to Elan in May 2004.

In order to meet its obligations to Elan, in particular to meet the payment of $20 million in December 2004, and the payment of approximately $5.4 million for related inventory no later than December 31, 2004, the Group intends to raise funds by way of an equity fundraising. An equity fundraising will be subject to shareholder approval. If the equity fundraising is delayed or does not proceed due to a market downturn, a deterioration in the Company’s business, inability to obtain shareholder approval or any other reason, the Company would need to take immediate action to curtail expenditure on its research and development activities until further funds are available. In these circumstances, the Company would continue to seek alternative sources of funding to ensure the continuation of its business. This could include securing alternative sources of funding from, for example, further collaborations with partners, renegotiation of existing contractual arrangements and the sale of part of the Company’s future revenues from frovatriptan, although the terms under which such funds might be secured are likely to be disadvantageous. There can be no certainty that any alternative sources of funding would be available to the Company if an equity fundraising did not proceed.

The Group has a history of operating losses and negative cash flow and may never become profitable

Vernalis is an early stage biotechnology company that has a history of operating losses. No assurance can be given that the operations of the Group will become profitable. These losses have arisen mainly from the costs incurred in research and development of its products and general administrative costs. For the transition period, Vernalis pre-tax losses were £34.2 million. The Group’s cash amounted to £12.0 million as at April 30, 2004. To date, the Group has generated revenues through royalties, license fees, milestone payments, contract research, supply of compound and research and development funding from its partners. Vernalis intends to continue to generate income from frovatriptan in the US by direct sales revenue in the short term and through revenue agreed in a future partnership arrangement, and from sales of the product in Europe and any new territories. Sales of frovatriptan may not generate revenues at the levels anticipated. The Group may not develop any additional products and any other products it may develop may not generate revenues. In addition, the Group is committed to making payments of the further $45 million in installments up to December 31, 2005 to Elan in respect of the re-acquisition of the rights to frovatriptan in the US, and approximately $5.4 million to Elan no later then December 31, 2004, in respect of frovatriptan inventory. The Group’s ability to continue as a going concern beyond calendar 2004 is substantially dependent on the Group managing to fund the payments due to Elan in December 2004.

The Group intends to raise further funds to meet its obligations to Elan, and, in particular, the payment of $20 million in December 2004 and the payment of approximately $5.4 million for related inventory no later than December 31, 2004. The Group intends to raise funds by way of an equity fundraising in addition to seeking upfront payments and milestones in relation to the licensing of the rights to frovatriptan in North America to a new pharmaceutical partner.

In order to support the research and development of the Company’s drug candidates, the Group plans to incur expenses considerably in excess of revenue. In general, researching new compounds and conducting pre-clinical and clinical trials is expensive. The Group’s need for capital at any given time will be dependent on a number of factors, including:

•	the Group’s degree of success in commercializing frovatriptan;

•	the ability to enter into collaborations to support its research and development programs;

•	the amount, and timing, of milestone payments the Group receives from its collaborators;

•	the rate of progress and cost of the Group’s research activities;

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

•	the emergence of competing products and other adverse market development; and

•	changes in, or termination of, the Group’s existing collaboration and licensing arrangements.

If the Group issues additional equity, it could lead to the dilution of the interests of existing shareholders. If the Group obtains funds through a bank credit facility or through the issuance of debt securities or preferred shares, this indebtedness or preferred shares would have rights senior to the rights of holders of its Ordinary Shares, and the terms of such indebtedness or preferred shares could impose restrictions on its operations. If it is unable to raise additional funds when it needs them, the Group may be required to delay, reduce or eliminate some or all of its programs. The Group may also be forced to license compounds or technology to others that it would prefer to develop internally until a later and potentially more financially lucrative stage. If the Group raises additional funds through collaborations and other licensing arrangements, it may have to relinquish its rights to some of its compounds or technologies or grant licenses on unfavorable terms. Additional funding will be required to give the Group time to reach profitability.

The Group may be unable to retain and attract certain important employees which could weaken the Group’s scientific and management capabilities.

Biotechnology companies such as Vernalis are highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programs, collaborative relationships and strategic goals. The loss of certain employees and the Group’s inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Group. The Group has undergone a significant program of redundancy following the merger of the Company and Vernalis Group plc. The Group plans to reduce the number of staff from 271 to approximately 110 in a cost saving exercise, although headcount may increase in the future as a result of the reacquisition of the North American rights for ftrovatriptan. As a result, the Group has limited capacity to provide duplicate cover for key activities. Incentivisation of certain important employees to remain with the Group following the uncertainties of the post-merger redundancy program remains key to the Group’s success. The loss of such employees could weaken the Group’s scientific and management capabilities, resulting in delays in the development of its drugs and impacting negatively on the Group’s business. Although the Group has entered into employment or consultancy arrangements with such employees aiming to secure their services, their retention cannot be guaranteed. The biotechnology industry has a highly competitive market for qualified scientific and managerial employees and competitors may try to recruit some of the Group’s important employees.

In addition, as the Group develops it may also need to attract new personnel to manage new programs and to provide the management experience necessary for the Group to make the transition from a development-focused company to a company with strong sales, marketing, production and distribution capabilities. The Group may also need to attract new personnel to support the promotion of frovatriptan in North America, at least until a new commercialization partner is found for that territory.

There can be no assurance that the Group will be able to identify suitable partners, enter into business combinations with them and successfully integrate their operations with the Group’s operations.

The biotechnology sector in the United States and in Europe has been characterized by consolidation. It is the Company’s goal to participate further in the consolidation of the biotechnology sector. The Group’s competitors may also pursue business combinations and bid for companies that the Group views as potential partners in a business combination. As a result, the Group may be unable to locate or enter into business combinations with partners that are the most suitable to its product platform and business strategy, which would limit the synergies created by a business combination. The Group may be unable to secure a suitable partner for the commercialization of the reacquired rights in frovatriptan in the North American market. There can be no guarantee that the Group will be able successfully to integrate any businesses or assets that it may acquire in future transactions. Part of the Group’s strategy is to acquire businesses, or assets of businesses, specialising in pharmaceutical research and development and related services. At this time, Vernalis is not a party to any definitive agreement for the acquisition of any material business or assets other than agreements in the ordinary course of business) and no guarantee can be given that definitive agreements may be reached with any person, or that if definitive agreements are executed, that such agreements will be consummated.

The Group may experience difficulties managing its growth. The Group’s failure to meet its growth or development challenges could have a material adverse effect on its operations.

Notwithstanding the program of redundancy following the merger of the Company and Vernalis Group plc, the Group plans significant growth in all areas of its operations as it expands its business either through organic growth or through mergers and acquisitions. The reacquisition of frovatriptan rights for North America will necessitate that the Group expand its business and undertake a number of tasks not previously required, particularly until the Group finds a new commercialization partner for that territory. The Group’s failure to meet any growth or development challenges, noted below, could have a material adverse effect on its operations.

To compete effectively and manage its growth, the Group will need to continue to:

•	improve its managerial controls and procedures;

•	train, manage and motivate the employee base;

•	develop the necessary computer capacity and information systems to support its increasing operational needs and its discovery and development efforts;

•	secure suitable office and laboratory facilities to accommodate its growing needs;

•	accurately forecast demand for its research capability and products; and

•	expand existing operational, financial and management information systems.

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

The Group may fail successfully to develop a drug candidate for many reasons, including:

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

The Group’s success depends on acceptance of the Group’s products by the market, including by physicians and third-party payors, and consequently the Group’s progress may be adversely affected if it is unable to achieve market acceptance of its products. Some factors that may affect the rate and level of market acceptance of any of the Group’s products include:

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

The time taken to obtain regulatory approval varies between territories and no assurance can be given that any of the Group’s products will be approved in any territory within the timescale envisaged, or at all. This may result in a delay, or make impossible, the commercialization of its products. Furthermore, each regulatory authority may impose its own requirements (for instance, by restricting the product’s indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product candidate may have been approved by another country’s authority.

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

Even if the Group’s products are approved, they may still face later regulatory difficulties

Even if the Group receives regulatory approval to sell any of its products, the US Food and Drug Administration (FDA), the UK Medicines & Healthcare Products Regulatory Agency or comparable foreign regulatory agencies could require the Group to conduct post-marketing trials or could prevent the Group from using the labelling claims which the Group would like to use to promote its products. Regulators will undertake periodic reviews and inspections. If they discover previously unknown problems with a product or its manufacturing facility or if the Group fails to comply with regulatory requirements, regulators could:

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

The Group’s business faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of drugs directed at the conditions and disorders that are the focus of the Group’s drug programs.

The Group’s competitors in the biotechnology and pharmaceutical industries may have superior research and development capabilities, drugs, manufacturing capability or marketing expertise. Many of the Group’s competitors have significantly greater financial and human resources and may have more experience in research and development. As a result, the Group’s competitors may develop safer or more effective drugs, implement more effective sales and marketing programs or be able to establish superior proprietary positions. In addition, the Group anticipates that it will face increased competition in the future as new companies enter the Group’s markets and alternative drugs and technologies become available.

The Group’s products under development are expected to address a broad range of markets. The Group’s competitive position will be determined in part by the potential indications for which the Group’s products are developed and ultimately approved by regulatory authorities. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventative area may be at a significant competitive advantage relative to late entrants to the market. Accordingly, the relative speed with which the Group or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

The Group’s competitors are developing products that could compete with the drug candidates the Group is developing. The Group and its collaborators will need to persuade patients and physicians to adopt its products over its competitors’ products.

Technological changes could overtake the Group.

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of the Group’s drugs or make them obsolete. The field of biotechnology is characterized by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which render the Group’s drug candidates less competitive or even obsolete before they generate revenue.

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

The Group’s success depends in part on its ability to obtain and maintain protection for its inventions and proprietary information, so that it can stop others from making, using or selling its inventions or proprietary rights. The Group owns a portfolio of patents and patent applications and is the authorized licensee of other patents. There is a significant delay between the time of filing of a patent application and the time its contents are made public, and others may have filed patent applications for subject matter covered by the Group’s pending patent applications without the Group being aware of those applications. The Group’s patent applications may not have priority over patent applications of others and its pending patent applications may not result in issued patents. Even if the Group obtains patents, they may not be valid or enforceable against others. Moreover, even if the Group receives patent protection for some or all of its products, those patents may not give the Group an advantage over competitors with similar products.

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

The Group may have to initiate litigation to enforce its patent and license rights. If the Group’s competitors file patent applications that claim technology also claimed by the Group, the Group may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Group to significant liabilities and require the Group either to cease using a technology or to pay license fees.

The Group could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Group’s favor. Some of the Group’s competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Group can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have material adverse effect on the Group’s ability to bring a drug candidate to market, enter into collaborations in respect of the disputed drug candidate or other drug candidates, or raise additional funds.

Foreign exchange rate fluctuations may adversely affect the Group’s results of operations and financial condition.

The Group records its transactions and prepares its financial statements in pounds sterling, but a substantial proportion of the Group’s income from sales of frovatriptan and collaborative agreements is received in US dollars or Euros. In addition, the Group has a 20 million US dollar-denominated liability to GlaxoSmithKline at December 31, 2003, and following the reacquisition of North American rights to frovatriptan will pay Elan approximately $55 million before December 2005 (of which $5 million is already paid). The Group also incurs a proportion of its expenditure in US dollars, relating primarily to the clinical trials that it conducts in the United States. See item 4D “Information on the Company — Commercial Collaborations” for a description of the arrangements with GlaxoSmithKline and Elan. The Group’s cash balances are predominantly held in pound sterling. To the extent that the Group’s foreign currency assets and liabilities are not matched, fluctuations in exchange rates between pounds sterling, the US dollar and the Euro may result in realized or unrealized exchange gains and losses on translation of the underlying currency into pounds sterling that may increase or decrease the Group’s results of operations and may adversely affect the Group’s financial condition each as stated in pounds sterling. In addition, if the currencies in which the Group earns its revenues and/or holds its cash balances weaken against the currencies in which it incurs its expenses, this could adversely affect the Group’s profitability and liquidity. Where a substantial net foreign currency liability exists, the Group will consider hedging against it to minimize foreign currency expense. However, such hedging is based on estimates of liabilities and future revenues and will not fully eliminate future foreign currency exchange fluctuations.

The Group cannot guarantee that its collaborators will devote sufficient resources to collaborations with the Group or that the Group’s drug candidates can be developed and commercialized without these collaborators.

The Group’s success is dependent on its current collaborators and contractors and the ability of the Group to attract new collaborators and contractors in the future. The Group’s collaborators have and in the future are likely to have substantial responsibility for some of the development and commercialization of the Group’s drug candidates. Certain of the Group’s collaborators also have, and in the future are likely to have, significant discretion over the resources they devote to these efforts. The Group’s success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Currently, Vernalis’ most important collaborators are Elan (for the transitional services period), Menarini, Roche, Serono, Oscient Pharmaceuticals Corp (of which Genome is a subsidiary) (Oscient) and Novartis Institutes for Biomedical Research Inc (Novartis). Any future new collaboration in respect of frovatriptan in the North American market will also represent an agreement of major importance for the Group. For additional information see Item 4D, Information on the Company — Commercial Collaborations.

The Group’s business will rely significantly on these strategic partners. If the relationship with any one of these partners (or their co-partners) is adversely affected, the Group’s results of operations may be adversely impacted.

As the Group is unable to provide for all of its research, development, manufacturing, marketing or sales needs, the Group is also dependent on third-party contractors and their services and upon their effort and skill in providing those services.

The Group cannot guarantee that:

•	existing collaborative arrangements or license agreements or agreements with third-party contractors will be able to be maintained;

•	any new collaborative arrangements or license agreements or agreements with third-party contractors will be on favorable terms; or

•	any collaborative arrangements or license agreements or agreements with third-party contractors will prove successful.

If the Group is unable to continue with any of the existing collaborations and, following negotiations with the relevant partners, terminates a collaboration, no assurance can be given that this will not have a negative impact on the reputation of the Group or its ability to secure additional collaborations in the future. The termination of any agreements with third party contractors or their failure to perform their obligations under such agreements could have a disruptive effect on the Group’s business.

The Group is dependent on single sources of supply for frovatriptan and some of its components.

The Group currently depends on single sources of supply for components it needs to conduct its research activities and for some of the raw materials used to manufacture frovatriptan. These suppliers may be unwilling or unable to meet the Group’s future needs. Replacing one of these suppliers or finding additional suppliers could take a long time. For example, if circumstances required the Group to locate an alternative supplier for the raw materials used to manufacture frovatriptan or an alternative secondary manufacturer, manufacture and delivery to the marketplace of frovatriptan could be interrupted. Similarly, if the Group had to interrupt its research programs in order to locate an alternative supplier of essential components, the Group could be forced to delay pre-clinical or clinical trails. Any of these events would adversely affect the Group’s programs and projected revenues.

If the Group fails to maintain its computer hardware, software and related infrastructure, market acceptance would be delayed and revenues lost.

The Group’s research and development programs involve the analysis of large amounts of data. The Group depends on the continuous, effective, reliable and secure operation of its computer hardware, software and related infrastructure. If the Group’s hardware or software malfunctions, or if their operations are interrupted by forces beyond the Group’s control, the Group will experience reduced productivity.

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

Vernalis shares may fluctuate in value substantially

The market price for Vernalis shares and the securities of other emerging biotechnology companies have been volatile. During the transitional period Vernalis’ closing share price ranged from 57 pence to 84 pence and from January 1, 2004 to May 21, 2004 ranged from 50.5 pence to 76.5 pence. Factors that could significantly impact the market price of Vernalis shares in the future other than those described elsewhere in this transition report include:

•	sales of frovatriptan and the ability to be secure a new commercialization partner for frovatriptan in North America;

•	announcements concerning research activities, technological innovations, clinical trials or financial results by the Group or its competitors;

•	termination of collaborations by the Group or its partners;

•	governmental regulatory initiatives;

•	the FDA, United Kingdom Medicines & Healthcare Products Regulatory Agency or European Medicines Evaluation Agency approving or denying new drug applications;

•	patent or proprietary rights developments;

•	public concern as to the safety or ethical implications of biotechnology products;

•	ability to raise additional funds to reacquire rights to frovatriptan in North America and to fund research and development projects;

•	sales of substantial amounts of the Group’s shares by existing shareholders;

•	price and volume fluctuations in the stock market at large that do not relate to the Group’s operating performance;

•	changes in financial estimates by securities analysts, comments by securities analysts, or the Group’s failure to meet analysts’ expectations;

•	actual or anticipated variations in periodic operating results;

•	new products or services introduced or announced by the Group or its competitors;

•	changes in the market valuations of other similar companies;

•	announcements by the Group of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	additions or departures of key personnel.

The Group may be unable to secure adequate insurance at an acceptable cost.

The Group’s business exposes it to potential product liability, and professional indemnity and other risks that are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. No assurance can be made that product liability, clinical trials or any future necessary insurance cover will be available to the Group at an acceptable cost, if at all, or that, if there is any claim, the level of the insurance the Group carries now or in the future will be adequate or that a product liability, professional indemnity or other claim would not materially and adversely affect the Group’s business. In addition, it may be necessary for the Group to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Group’s insurance coverage may not be adequate.

Competition regulation may have an impact on the way the Group conducts its business and its dealings with private counter-parties and government collaborators.

The Group’s activities will be subject to several competition law regimes such as those of the European Union, the US and the UK. Article 81(1) of the EC Treaty prohibits agreements between undertakings, which have as their object, or effect, the restriction, prevention or distortion of competition within the European Union and which may affect trade between member states. The UK has a similar system of competition law.

Agreements restricting competition within the meaning of Article 81(1) are void in whole or in part. The European Commission may impose fines of up to 10 per cent of the respective worldwide turnover in the preceding business year on parties entering into such agreements. Persons who have suffered loss by reason of the anti-competitive restrictions may claim damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of the fact that they do not have an appreciable effect on competition or fall within a block exemption. Prior to May 1 2004, parties to an agreement not covered by a block exemption could apply to the European Commission for an individual exemption. Since May 1 2004, the parties themselves must assess whether the exemption criteria under Article 81(3) are met and it is no longer possible to apply to the European Commission for an individual exemption.

Certain agreements that Vernalis have, or a member of the Group has, entered into or the Group may enter into, for example with collaborators and licensees, contain provisions that might be said to be restrictive of competition under Article 81(1). In particular, certain license agreements that a member of the Group have entered into, or the Group may enter into, involving the grant of exclusive licenses of patents, patent applications, other intellectual property rights and know-how covering the EU territory and/or territorial restrictions may appreciably restrict competition under Article 81(1). If a block exemption is not applicable and the Article 81(3) criteria are not met, provisions of any agreement that restrict competition under Article 81(1), including those relating to the exclusivity rights, may be unenforceable, which could have a material adverse effect on that company. The relevant company could also potentially be subject to fines and/or claims for damages in relation to any anti-competitive arrangements that it enters.

The Group’s activities will also be subject to the EC rules on State aid. Article 87(1) of the EC Treaty prohibits any aid granted by a Member State or through State resources which distorts or threatens to distort competition by favoring certain undertakings or the production of certain goods and which affects trade between Member States. Articles 87(2) and 87(3) provide a list of exhaustive categories of aid compatible with the common market.

The European Commission must be informed of any plans to grant or alter aid falling within the meaning of Article 87(1) unless it qualifies under the block exemption de minimus threshold and, if it finds that a State aid has been granted or altered without prior notification, it is entitled to require the Member State in question to suspend the aid pending the outcome of its decision. If the European Commission finds that the aid is incompatible with the common market, it will generally require repayment of the aid with interest.

Certain arrangements that a member of the Group has entered into or the Group may enter into, for example with Governmental collaborators, may involve benefits which might be said to be State aid under Article 87(1). The relevant company will determine on a case-by-case basis whether the effect of any arrangement is to grant or alter aid that should be notified to the European Commission. Any such arrangements which are not notified and subsequently found to be incompatible with the common market could potentially have to be repaid.

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

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. Vernalis arranges for such work either directly or through its collaborators. Such work can be subject to adverse public opinion and has attracted the attention of special interest groups, including those of animal rights activists. Such special interest groups have targeted Vernalis in the past but this has not had a significant impact on Vernalis’ operations to date. There can, however, be no assurance that such groups will not, in the future, focus on the Group’s activities or those of its licensees or collaborators, or that any such public opinion would not adversely affect the Group’s operations.

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

ITEM 4.  INFORMATION ON THE COMPANY

Items 4A and 4E, reflect primarily the history and development and the revenues of the Company before merger with Vernalis Group (under UK merger accounting). The remaining Items present information for the Group as of the date of the filing.

A  History and Development of the Company

The Company was founded in 1986 as British Bio-technology Limited and re-registered in 1989 as British Biotech plc, a public limited company under the laws of England with registered number 2304992. In April 2003, British Biotech acquired RiboTargets Holdings plc, a privately-held, research-oriented biotechnology company, and in September 2003 it completed a merger with Vernalis Group plc, a publicly-listed biotechnology company engaged in the discovery, development and commercialization of drugs for the treatment of diseases related to the central nervous system. On October 1, 2003, following this merger, British Biotech plc re-registered as Vernalis plc, which is the Group’s parent company. The Company is listed on the London Stock Exchange (referenced VER) and on the NASDAQ National Market System in the United States (referenced VNLS) following an initial public offer of its shares in July 1992. The Group does not have an agent in the United States.

The Group is principally engaged in pharmaceutical research and development, this work being undertaken by Vernalis Research Ltd, Vernalis Development Ltd, and Vernalis (R&D) Ltd (formerly Vernalis (Oxford) Ltd and formerly British Biotech Pharmaceuticals Ltd), all of which are wholly-owned subsidiaries of the parent. The companies are currently conducting research and development of new pharmaceutical products with a focus on cancer and diseases and disorders of the central nervous system. Vernalis currently has one marketed product, frovatriptan, which is approved as an acute treatment for migraine, four products (including frovatriptan with respect of MAM) in clinical development and three main programs of drug discovery. For additional information see Items 4 B and C. “Business Overview” and “Research Programs”.

Vernalis’ principal executive offices are located at Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA, United Kingdom (telephone number: +44-118-977-3133) from where the management of clinical development activities are undertaken. Certain research and development activities are conducted in Cambridge, UK, and, in collaboration with other companies, at other locations. At December 31, 2003, Vernalis employed 156 full-time employees. Of these, 44 were PhDs or held other post-graduate qualifications. Additional post-merger restructuring is continuing to take place to reduce the cost base of the business and plans are in hand to reduce headcount further to approximately 110 during H1 2004. Headcount may increase in the future as a result of the reacquisition of the North American rights for frovatriptan.

Frovatriptan was launched in June 2002. As a result of the transaction with Elan whereby the Company reacquired rights to frovatriptan in North America the Company will exchange royalty income and potential milestone payments from Elan for what the Company expects to be enhanced cash flow arising from sales of frovatriptan, either directly by the Group or in conjunction with a new partner. Vernalis continues to receive royalty and milestone payments and payments for supply from Menarini in respect of frovatriptan. Revenues are at an early stage. The Group has incurred net losses since foundation and expects to continue to incur losses as its research and development programs progress. Other than frovatriptan, there can be no assurance that any of the Group’s products will be approved for sale in the US, UK, Europe or elsewhere or that any of those other products, if approved, or frovatriptan, will perform to the Group’s expectations.

Important Events Since April 30, 2003.

On July 3, 2003, the Boards of the Company and Vernalis Group plc announced that they had unanimously agreed the terms of a recommended merger of the two companies by way of an offer by J P Morgan plc on behalf of the Company to acquire the whole of the issued and to be issued share capital of Vernalis Group plc in exchange for shares in the Company. The offer was not made in the United States. The offer was approved by the Company’s shareholders at an extraordinary general meeting held on August 13, 2003, and was declared unconditional on August 29, 2003, by which date valid acceptances of the offer had been received in respect of 76,328,753 Vernalis Group plc Shares, representing approximately 87.29 per cent of the existing issued share capital of Vernalis Group plc. The offer closed on September 23, 2003, by which date acceptances of the offer had been received in respect of 80,178,155 Vernalis Group plc shares, representing approximately 91.58 per cent of the existing issued share capital of Vernalis Group plc. The Company commenced the procedure to acquire compulsorily any remaining Vernalis Group shares to which the offer relates pursuant to sections 428 to 430f of the Companies Act 1985 on September 23, 2003. The compulsory acquisition procedure was concluded on November 4, 2003.

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

On October 1, 2003, shareholders approved the re-naming of the Company as Vernalis plc.

Also in October 2003, Vernalis signed an initial research agreement with Astra Zeneca relating to Vernalis’ structure-based drug discovery technology.

In November 2003, a development candidate was selected to progress into pre-clinical studies from the Company’s collaborative research program with Roche for obesity. The Company also announced that it had started Phase I clinical studies with V2006, its development candidate targeting Parkinson’s disease.

Also in November 2003, the Company announced that it repaid a £7 million convertible loan made to Vernalis Group plc by Roche. Roche became entitled to repayment as a result of the change of control of Vernalis Group plc caused by the merger with the Company.

In December 2003, the Company formed a research collaboration with the Novartis Institutes for BioMedical Research, Inc., (NIBRI) in Cambridge, MA, USA, to investigate inhibitors of a target implicated in the progression of a range of cancers. Under the agreement Vernalis will provide elements of its ongoing oncology research to NIBRI for an initial six-month evaluation period after which NIBRI will have the right to enter a longer-term research and development collaboration. Following the evaluation, if NIBRI exercises its option to enter the longer-term research and development agreement, it will make further payments to Vernalis, which may include an equity investment in Vernalis.

In January 2004, the Company announced the results of a review of its research and development portfolio. As part of this review, the agreements with ImmunoGen and MethylGene to develop BB-10901 and MG98 respectively were renegotiated and Vernalis relinquished its rights to these products. The Company will not undertake any further development of these products beyond the completion of certain ongoing clinical studies. In addition, the Company announced that it had ended clinical development of VML-670.

Also in January 2004, the Company announced that its peptide deformylase inhibitor program in the antibiotic field had been out-licensed in its entirety to GeneSoft (now part of the Oscient Pharmaceuticals Corp. group). Oscient is responsible for all further research and development with the Company receiving milestone and royalty payments (dependent on progress in development and sales respectively).

In March 2004, the Company reached agreement with Elan to reacquire in their entirety the North American rights for frovatriptan from Elan for a total of $50 million payable over 21 months and to purchase certain frovatriptan inventory from Elan at an expected approximate cost of $5.4 million payable no later than December 31, 2004 subject to Vernalis shareholder approval.

Also in March 2004, the Company announced positive findings from a Phase II clinical study of V10153 (formerly BB 10153) in acute myocardial infarction patients and plans for a follow-up study in stroke, positive results from Phase I study of V2006 (in development for Parkinson’s disease), and successful initial Phase I studies with the novel analgesic, V140.

In May 2004, the reacquisition of the rights to Frovatriptan in North America was approved by the Company’s shareholders and the agreement with Elan was completed. An initial payment of $5 million was made to Elan in May 2004.

Also in May 2004, Vernalis announced the appointment of Dr Allan Baxter (54) (Senior Vice President, Drug Discovery at GlaxoSmithKline) as a Non-Executive Director of the Company, and the intended retirement of three current Non-Executive Directors: Ian Kent, Eugene Williams (who will retire at the 2004 Annual General Meeting) and Keith Merrifield (who will retire at the end of 2004).

Principal Capital Expenditures Since April 30, 2001.

The purchase of tangible fixed assets, comprising laboratory, leasehold improvements and computing equipment, amounted to £180,000 in the transition period, £1,310,000 in fiscal 2003, £2,623,000 in fiscal 2002 and £1,798,000 in fiscal 2001. In addition, in the transition period, a provision was capitalized of £500,000 in respect of the leasehold property at Winnersh, which is expected to be released at the end of the lease. Expenditure on fixed asset investments, relating to the purchase of shares in businesses with which Vernalis collaborates, was £nil in the transition period, £nil in fiscal 2003, £1,406,000 in fiscal 2002, and £1,623,000 in fiscal 2001. Expenditure on intangible fixed assets, representing payments made to third parties to acquire licenses to develop their intellectual property, was nil in the transition period, £3,227,000 in fiscal 2003, £2,447,000 in fiscal 2002 and £1,236,000 in fiscal 2001.

In the transition period no significant amounts were raised by the sale of fixed assets. The Oxford property is currently being marketed and is expected to be sold during fiscal 2004. In fiscal 2003, £222,000 was raised from the sale of plant and machinery to Evotec OAI. In fiscal 2002, £7,264,000 was raised through the transfer of pre-clinical facilities to OSI Pharmaceuticals, Inc. In fiscal 2001, £11,169,000 was raised from the sale of freehold property and £57,000 was raised from the sale of plant and machinery.

Principal Capital Expenditures in Progress.

There are no significant capital expenditure programs in existence at this time. In the near future, there will continue to be some expenditure on new laboratory equipment, at similar levels to the transition period. It may be necessary to fit out the currently vacant Granta Park Phase II property in order to sublet the property. Such expenditure is to be funded from existing cash reserves.

B  Business Overview

Business Strategy

Vernalis is an R&D-based biotechnology company, with a marketed product, a pipeline of drug candidates in clinical development and late-stage research programs. Its strategy is to build a profitable company both through organic growth and by pursuing opportunities to merge with or acquire other biotechnology companies. To execute its strategy, the Company aims to maximize revenue opportunities from its marketed product, frovatriptan, and to progress its portfolio of clinical development products and research programs itself and in collaboration with other companies. Vernalis has an experienced internal discovery team and a development group that has undertaken international drug development successfully and achieved regulatory approvals in the United States and Europe.

Medical Focus

Vernalis is primarily focused on developing products to fight disorders of the central nervous system and cancer. The Company has considerable scientific and clinical experience in these fields and is currently engaged in the research and development of new pharmaceutical products to meet medical needs in these areas.

Marketed Product and Product Development Programs

This section summarizes the Group’s marketed product and product development programs.

On October 1, 2003 Vernalis announced that, following a review of the combined portfolio, it would focus future investment on four products in development: frovatriptan (with respect to menstrually associated migraine), V10153, V140 and V2006.

Frovatriptan

Frovatriptan is a selective 5-HT1B/1D receptor agonist that was developed by Vernalis as an acute oral treatment for migraine headache and its associated symptoms. It is one of a class of drugs called triptans, a number of which are already approved for this indication. These drugs are currently available only by prescription. Vernalis is currently conducting further studies to develop the compound as a prophylactic oral treatment for menstrually associated migraine, a form of migraine suffered by over 50 per cent of female migraineurs. None of the triptan class of drugs is currently approved for prophylactic use in migraine.

Frovatriptan was licensed from SmithKline Beecham, the discoverer of the compound, in 1994, when SmithKline Beecham had completed most of the pre-clinical development work required to initiate human clinical trials. Vernalis completed the outstanding pre-clinical work and in January 1995 began a series of Phase I clinical trials. In January 1996, Vernalis began a series of Phase II clinical trials in over 1,600 migraineurs.

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

In November 2001, the FDA granted marketing approval for frovatriptan in the US for the acute treatment of migraine. Elan and its co-promotion partner UCB Coprom L.P. (UCB) launched frovatriptan in the US during June 2002, under the trademark FrovaTM. In the US, migraineurs are treated primarily by neurologists and primary care physicians (PCPs), so the marketing program for Frova in the US is directed mainly towards these two groups of prescribers.

In December 2000, the French regulatory authorities, acting as the reference member state for the pan-European Union regulatory review, formally granted marketing approval for frovatriptan in France. Regulatory approval for frovatriptan in 14 additional European Countries was subsequently granted in January 2002, following completion of the European mutual recognition process, under which the French authorities submitted a summary of the full frovatriptan regulatory dossier, together with their recommendations, to the other European countries. The product’s European licensee, Menarini, launched frovatriptan in the first European market, Germany, during November 2002. Menarini has also launched frovatriptan in The Republic of Ireland (March 2003) the United Kingdom (April 2003), Austria (November 2003) and The Netherlands (April 2004). In January 2004, frovatriptan received marketing approval in Switzerland and pricing approval in Italy. Further European launches are expected during 2004.

In March 2004, Vernalis announced that it had entered into an agreement to reacquire in their entirety the North American rights for frovatriptan from Elan for a total of $50 million payable over 21 months. Vernalis would also purchase certain frovatriptan inventory from Elan at an expected approximate cost of $5.4 million payable not later than December 31, 2004. The transaction was completed in May 2004. Although the Group has reacquired the rights to frovatriptan in North America, there are no current arrangements for the active marketing and sale of the product by the Group in that territory. From May 18, 2004 and for a period of up to 12 months, sales of the product will be supported by Elan under a transitional services agreement providing for certain services, including, supply chain management, medical enquiries, medical monitoring, adverse event reporting and administration and financial accounting reporting in the US. Since May 18, 2004, Elan is not obliged to actively market the product

Vernalis intends to seek a major pharmaceutical partner to realize frovatriptan’s significant commercial potential, including the new proposed menstrually-associated migraine indication (see below) in North America and other territories not licensed to Menarini. Vernalis also intends to raise funds by way of an equity fundraising rights issue to assist with the reacquisition of frovatriptan.

Frovatriptan — clinical development in menstrually-associated migraine

Vernalis is conducting additional clinical studies of frovatriptan that, if successful, may enhance the commercial potential of the drug.

In the third quarter of 2002, Vernalis announced positive preliminary results from a study exploring frovatriptan’s potential use in the prophylaxis (prevention) of menstrually associated migraine. The study, a double blind, placebo controlled cross-over design, was conducted at 36 clinics in the United States and involved more than 500 menstrual migraine sufferers. Patients were evaluated over three menstrual cycles over the course of which each patient received all three dose regimens — placebo, 2.5mg frovatriptan once daily and 2.5mg frovatriptan twice daily. During each cycle, patients took the treatment for a total of six days, commencing two days before the expected onset of their headache.

The headline results showed that both dose levels of frovatriptan were highly effective in reducing the incidence, severity and duration of menstrually-associated migraines compared to the placebo. By the intention-to-treat analysis, 50 per cent of patients were completely headache-free during the six-day period when they took 2.5mg frovatriptan twice daily and 39 per cent were headache-free at a once-daily dose of 2.5mg, compared to only 26 per cent when they took the placebo. The full results of the study were presented to the American Academy of Neurology in the United States in April 2003, and will be published in key scientific and clinical journals in 2004.

A long-term Phase III safety study is under way and a confirmatory Phase III efficacy trial is planned to commence in the second half of 2004 to support extension of frovatriptan’s existing label to include this novel indication. If the positive initial results are confirmed, these studies should lead to regulatory submissions in the US and Europe during the second half of 2005. It is expected that the requirements to submit applications to extend European licenses will be broadly similar to those in the United States. See also below, Item 4K “Material Effects of Government Regulation”.

V10153

V10153 is a recombinant protein designed to prevent and dissolve blood clots, with potential to improve the treatment of thrombolytic diseases such as Acute Myocardial Infarction (AMI) stroke, or deep vein thrombosis (DVT). These conditions may be under-treated because of the risk of bleeding, particularly intracranial hemorrhage, associated with current thrombolytic agents.

A Phase I study of V10153 was completed in 1999, showing it to be well tolerated in healthy volunteers. In 2001, the Company’s contractor, DSM Biologics Company Inc., produced sufficient compound to allow initiation of a Phase II proof-of-concept study in 2002.

In March 2002, the FDA gave clearance for this study to proceed in AMI patients. It was managed by The Thrombolysis In Myocardial Infarction (TIMI) Study Group in the United States and was designed to test the ability of V10153, administered at doses up to 10mg/kg, to dissolve clots and restore blood flow in the coronary arteries of heart attack patients. The study also evaluated the safety of treatment with V10153, especially with respect to bleeding.

The study has now been successfully completed. V10153 was well tolerated throughout the dose range of 1–10mg/kg. Full restoration of bloodflow was observed in blocked coronary arteries in around 40 per cent of patients after 60 minutes following doses of 5mg/kg and greater. This is comparable to the efficacy reported for currently marketed thrombolytic therapies using a similar experimental protocol. Initial analysis of safety (episodes of bleeding) is encouraging with no reported instances of spontaneous bleeds.

The next stage in development of V10153 is to conduct a Phase II study in approximately 100 patients with acute stroke. Vernalis is currently evaluating whether to undertake this study itself or to wait until a collaboration has been secured.

V140

V140 (alphadolone acetate) is a GABAA agonist targeted at the treatment of pain in cancer patients. It was in-licensed from Monash University, Melbourne, Australia and has been administered to man in an open label pilot study conducted in Australia under the Clinical Trial Notification (CTN) Scheme. In this study, indications of analgesic efficacy were seen in patients who received a single dose of V140 after orthopedic knee surgery. No sedative side effects were seen in this study.

V140 presents an opportunity to be used alongside, or as a replacement for, current opiate-based pain therapies. It has the potential to improve the overall management of pain in cancer patients. Preliminary pre-clinical studies indicate that V140 is capable of providing an improved profile over current therapies since it is expected to produce non-sedating analgesia.

A Phase I clinical program to evaluate V140’s safety and pharmacokinetic properties in single and multiple dose studies was started in September 2003. Following the conclusion to the initial Phase I studies, a Phase Ic study to investigate the analgesic properties of the compound in healthy volunteers has commenced. The test system is believed to be a model of neuropathic pain. Results from this study are expected during the middle of 2004.

V2006

Vernalis began a research program in 1998 to assess the potential of selective adenosine A2A receptor antagonists in the chronic treatment of Parkinson’s disease.

Parkinson’s disease is a debilitating and progressive movement disorder that affects approximately one per cent of the population over the age of 65 years. Common symptoms include stiffening of the muscles and difficulty in initiating movement. Sufferers may develop a tremor or shaking. The primary cause of the problems of co-ordination and movement in Parkinsonian patients is nerve degeneration and cell death in the brain, leading to the loss of dopamine, a chemical produced in the brain that is involved in the control of voluntary movement. Most conventional therapies for Parkinson’s disease are based on dopamine replacement. Although generally effective in the short-term, these treatments can have severe, or even disabling, side effects and their effectiveness tends to decrease over time.

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

The initial Phase I study of V2006, a single ascending dose study in healthy male volunteers designed to investigate the drug’s safety and pharmacokinetics has been successfully completed. Single oral doses of V2006 were administered to groups of male volunteers in the dose range 5–100mg. The drug was safe and well tolerated in this range and exposure increased with dose. Potentially therapeutic blood levels (based on predictions from pre-clinical studies) were achieved following the lowest dose of 5mg, which provides reassurance that a wide therapeutic ratio might be achieved in patients. Furthermore, the plasma half-life of V2006 in normal subjects was in the region of 18 hours, which would be consistent with a simple, once-daily dosing regimen.

The Phase I clinical program continues and is expected to be completed during 2004. This will include single and multiple dose escalation studies in healthy young and elderly volunteer subjects. Discussions are currently in progress with a number of companies interested in collaborating in the V2006 program. Such collaborations may also encompass Vernalis’ research into the A2A receptor subtype as a novel target for a new class of antidepressant drugs.

Other clinical products

BB-83698

In August 2002, Vernalis entered into a collaboration with GeneSoft Pharmaceuticals Inc (now part of the Oscient Pharmaceuticals Corp. group) to discover and develop novel anti-infectives based on Vernalis’ proprietary anti-bacterial PDF and other metalloenzyme inhibitors. In September 2003, Vernalis’ peptide deformylase inhibitor research program in the antibiotic field was out-licensed to Oscient. Under this out-licensing agreement, Oscient has assumed responsibility for all further research and development, with Vernalis receiving milestone and royalty payments.

BB-83698 is a peptide deformylase (PDF) inhibitor discovered by Vernalis that has shown potency in pre-clinical studies against a range of gram-positive bacteria, including several drug resistant strains. Development of this compound is currently under review by Oscient.

VML 670; BB-10901; MG98

A Phase II clinical trial of VLM670 involving approximately 240 male and female patients with sexual dysfunction failed to achieve its primary end point, although some secondary endpoints were positive. Following an internal review, Vernalis announced in October 2003 that it would not undertake any further development of VML670. The agreements with ImmunoGen and MethylGene to develop BB-10901 and MG98 respectively have been renegotiated. Vernalis has relinquished all rights to these products and will not undertake any further development beyond the completion of certain ongoing clinical studies.

C  Research programs

This section summarizes the Group’s main research programs. The Group’s aim is to conduct approximately half of the research programs under collaboration agreements.

Obesity: 5-HT2C receptor agonists

Vernalis is investigating the potential use of selective 5-HT2C receptor agonists to treat obesity and related disorders. In 1999 Vernalis partnered this program with Roche, the world’s leading pharmaceutical company in sales of prescription treatments for obesity, and granted Roche exclusive worldwide rights to develop and commercialize compounds discovered in the program.

In 1997, Vernalis’ scientists, working with the drug dexfenfluramine, a clinically effective appetite suppressant previously marketed by American Home Products that was withdrawn due to adverse cardiovascular side effects, were the first to discover that the 5-HT2C receptor subtype is the key receptor for dexfenfluramine’s effects in controlling satiety. The evidence for this breakthrough came from the results of experiments Vernalis conducted in transgenic models and in pre-clinical models using selective 5-HT receptor antagonists. This was a significant finding since it is known that 5-HT2C receptors are present in high density in the brain (in particular in areas that control eating, such as the hypothalamus), but are not present in the cardiovascular system. Accordingly, Vernalis believes that the adverse effects seen with dexfenfluramine are due to its activity at another 5-HT receptor subtype and that a selective 5-HT2C receptor agonist could be an effective and safe treatment for obesity.

Following this finding, Vernalis’ research program has been focused on discovering selective 5-HT2C receptor agonists. Over the last four years Vernalis has designed, synthesized and patented a large number of compounds that it has shown to be highly selective for the 5-HT2C receptor.

The first compound nominated for development by Vernalis and Roche was discontinued early in Phase I in July 2002 due to failing to achieve pharmacokinetic criteria for further development. Roche has selected a second development candidate which is undergoing pre-clinical studies. Upon successful completion of pre-clinical testing, further development would also be undertaken by Roche. In an amendment agreement made as of February 1, 2004, Roche agreed to an extension to the collaboration until September 30, 2004 in order to continue pre-clinical development.

Depression: A2A receptor antagonists

Recent pre-clinical research by Vernalis and a number of other companies suggests that adenosine, and specifically the adenosine A2A receptor subtype, may be a novel target for the discovery of a new class of antidepressant drugs. Transgenic animals with the A2A receptor gene deleted have shown a pattern of activity in pre-clinical models of depression that appears to be predictive of antidepressant activity in humans. Vernalis has also synthesized selective adenosine A2A receptor antagonists that show activity in pre-clinical models of depression. It is currently working to optimize the selectivity and pharmacokinetic properties of the most promising compounds and expects to select a development candidate during 2004. Discussions are currently being held with a number of companies interested in collaborating in this program. Such collaborations may encompass the development of V2006 for Parkinson’s disease.

Cancer: Hsp90 inhibitors

The scientific rationale for Hsp90 as a therapeutic cancer target is based on the hypothesis that many of the signaling proteins that behave aberrantly in cancer cells require Hsp90 as a chaperone molecule to ensure that they are maintained in an active form. Inhibition of Hsp90 results in interference in multiple signaling pathways that mediate cancer growth and cell survival.

Vernalis has been optimizing small molecule compounds which inhibit the ATPase function of Hsp90 and has filed patent applications in this area. The project is in the lead optimization phase and is scheduled to identify a pre-clinical development candidate in 2004. This program is being conducted in collaboration with the Institute of Cancer Research, under an exclusive research and development agreement that provides access to relevant cancer models.

Obesity: CB1 antagonists

The objective of this research program is to develop potent and selective cannabinoid CB1 receptor antagonists for the treatment of obesity. Currently, two cannabinoid receptors have been described: the CB1 receptor, which is distributed widely in the central nervous system and is also present in the periphery (e.g. in the gastrointestinal tract); and the CB2 receptor, which is generally localized in the periphery (e.g. immune cells). These cannabinoid receptors are activated by the endocannabinoids, a family of endogenous lipids. Extensive pre-clinical data support the hypothesis that CB1 receptor antagonists have potential utility for the treatment of obesity.

A focused medicinal chemistry program has rapidly identified novel, selective, CB1 receptor antagonists with oral efficacy in pre-clinical feeding models. The program aims to identify a development candidate during 2004.

Inflammation: metalloenzyme inhibitors

In October 2000, Vernalis entered into a two-year research collaboration with Serono, to identify new compounds for clinical development for the treatment of inflammatory diseases, particularly multiple sclerosis. In October 2002, the term of the research collaboration was extended for a further year to October 2003, with the aim of identifying candidates for development. That research collaboration has now expired. The parties are in discussion about selection of candidates for further development. For any candidates selected Serono will undertake the further development with Vernalis receiving milestone payments and royalties upon successful commercialization of products.

Infection: metalloenzyme inhibitors

In the field of anti-infectives, Vernalis has identified several metalloenzymes not present in mammalian cells that are essential for the survival of pathogenic bacteria.

In August 2002, Vernalis entered into a broad-based collaboration with GeneSoft Pharmaceuticals Inc (now part of the Oscient Pharmaceuticals Corp group), a private US biopharmaceuticals company, to discover and develop novel antibiotics. The collaboration covered clinical development of BB-83698 and other PDF inhibitors, and research into other metalloenzyme targets. In September 2003, the parties terminated the August 2002 agreements and replaced them with a new Research Agreement relating to four anti-infective projects in respect of Vernalis’ proprietary bacterial metalloenzyme inhibitors, and a new agreement relating to BB-83698. Under the revised September 2003 arrangements GeneSoft will conduct all further research and development at no cost to Vernalis and Vernalis will receive milestone and royalty payments if products progress through development and to market.

Biodefence research: metalloenzyme inhibitors

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

SmithKline Beecham (frovatriptan)

Frovatriptan is the Company’s most advanced program and the Company’s only currently marketed product. Vernalis originally licensed frovatriptan from SmithKline Beecham in 1994. In 1998, SmithKline Beecham waived its option to commercialize the compound and worldwide marketing rights passed to Vernalis in return for a residual royalty payable to SmithKline Beecham on future worldwide sales of frovatriptan. During 2000, in connection with SmithKline Beecham’s merger with Glaxo Wellcome plc, Vernalis made two important amendments to the 1994 agreement:

•	in July 2000, SmithKline Beecham assigned to Vernalis all of SmithKline Beecham’s patents covering frovatriptan (with no substantive changes in the royalty arrangements); and

•	in December 2000, SmithKline Beecham waived all of its rights to royalties on sales of frovatriptan in return for a series of five $5 million cash payments by Vernalis. The first installment of $5 million was paid on September 16, 2002. The second installment due in September 2003 was deferred, with $2.5 million paid in March 2004 and $2.5 million payable in September 2004. Subsequent installments are due on each anniversary of the initial payment. The final payment is subject to cumulative worldwide sales of frovatriptan from launch exceeding $300 million.

Elan (frovatriptan)

Throughout the transition period, a license agreement was in place between Vernalis and Elan under which Elan was marketing frovatriptan in North America. This agreement was terminated in May 2004.

Vernalis signed the original license agreement with Elan in 1998 granting Elan exclusive marketing rights for frovatriptan in the United States, Canada and Mexico. On signing, Elan paid Vernalis a fee of $7.5 million and made a $10 million investment in Vernalis Group ordinary shares at a negotiated price of £6.25 per share. Elan subsequently paid Vernalis a further $7.5 million in 1999 when the FDA formally accepted Vernalis’ frovatriptan New Drug Application (NDA) for review, and a further $15 million in the fourth quarter of 2001 following FDA marketing approval. Under the terms of the 1998 license agreement, Vernalis could have potentially received three additional milestone payments exceeding $30 million in total on achievement by Elan of agreed sales targets for frovatriptan. In addition, Elan would pay Vernalis a royalty based on its net sales of frovatriptan. In December 2000, Vernalis entered into a new financing agreement with Elan under which Elan made a $10 million loan to Vernalis and a further equity investment of £4.96 million. Following that investment, Elan held 2,943,396 Ordinary Shares, representing approximately 6.7 per cent of Vernalis Group’s issued share capital, which was subsequently sold in July 2002. Elan no longer has any shareholding in Vernalis.

In the first quarter of 2002 Elan appointed UCB as its co-promotion partner for frovatriptan in the US market. The co-promotion agreement was between Elan and UCB and Vernalis had/has no contractual relationship directly with UCB. In conjunction with the appointment of UCB, Vernalis agreed to revised commercial arrangements with Elan. Under the new terms, Elan forgave the full amount of its loan to Vernalis, including accrued interest, and accelerated a $5.4 million sales milestone payment due under the restated 1998 license agreement to 30 days following the US launch. In return, Vernalis would have received royalties at a reduced rate on US sales up to a pre-determined level during the launch phase and early years of marketing of frovatriptan. At the end of an initial three-year period following the US launch of frovatriptan, Elan would have had an option to extend the reduced royalty period by up to four years by making an additional lump sum payment to Vernalis. This payment replaced the second sales milestone payment due under the 1998 license agreement.

Thereafter, or if Elan elected not to the make the lump sum payment, the royalty rate due to Vernalis would have reverted to the previous levels. The third sales milestone payment was not affected by the new agreement. This was a payment of $15 million from Elan to Vernalis, which would have been triggered when the net sales of frovatriptan by Elan and UCB in North America had exceeded $100 million in any 12-month period. Elan made its first royalty payment to Vernalis in August 2002 and payments have subsequently been received on a quarterly basis (prior to the agreement for the reacquisition of North American rights). For additional information on frovatriptan, see above under Item 4B “Business Overview”.

In the period from launch to the end of 2002, Elan reported Frova sales of $11.2 million, including initial stock to trade ahead of the June launch. In 2003, Elan reported sales of frovatriptan in the United States of $37.5 million. Vernalis received its first royalty payment from Elan in August 2002 and (prior to the reacquisition of North American rights from Elan) royalty payments were received on a quarterly basis. By December 2003, 18 months following launch, Frova had achieved an annualized share of approximately 2.7 per cent of the US market for the triptan class of drugs (it stood at three per cent as at February 29, 2004). In the first quarter of 2004, Elan reported sales of $6.7 million.

Under the amended terms of the license agreement, Vernalis was also committed to funding and conducting a number of additional clinical studies with frovatriptan up to a predetermined total cost. These included the ongoing studies in the prophylaxis of menstrually associated migraine and a new study in the treatment of adolescent migraine, which Vernalis commenced in April 2003. A total commitment of approximately $8 million was outstanding as at December 31, 2003.

In March 2004, Vernalis announced that it has entered into an agreement to reacquire in their entirety the North American rights for frovatriptan from Elan for a total of $50 million payable over 21 months. The transaction was completed in May 2004. Vernalis intends to seek a major pharmaceutical partner to realize frovatriptan’s significant commercial potential, including the new proposed menstrually-associated migraine indication. Vernalis also intends to raise additional funds by way of an equity fundraising to assist with the reacquisition of frovatriptan.

Under the terms of the agreement, Vernalis made an initial payment of $5 million to Elan on completion. This will be followed by payments of $20 million on December 31, 2004 and $25 million on December 31, 2005. Vernalis would also purchase certain frovatriptan inventory from Elan at an expected approximate cost of $5.4 million payable no later than December 31, 2004.

The license previously granted by Vernalis to Menarini International in respect of Europe and Central America remains in place (see below).

For additional detail on the current contractual arrangements with Elan, see Item 10C below.

Menarini (frovatriptan)

Vernalis has also signed a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis will supply Menarini with the finished packed product ready for sale. Vernalis receives revenue on supply of product and also from royalties.

Potential Additional Marketing Partners (frovatriptan)

Vernalis is exploring opportunities to generate further revenues by selecting marketing partners for frovatriptan in other geographic areas not covered by its existing marketing agreements.

Diosynth and Evotec OAI (frovatriptan)

Vernalis also has agreements in place with Diosynth Limited and Evotec OAI, with respect to the manufacture and supply of the bulk active pharmaceutical ingredient in frovatriptan. This bulk active is used by Galen Limited to produce finished product that is supplied by Vernalis to Menarini.

Galen Limited (frovatriptan)

Vernalis has an agreement with Galen Limited for tableting and packaging of frovatriptan, which is supplied as finished product to Menarini. Following the reacquisition of the North American rights to frovatriptan from Elan, Vernalis has also taken assignment of an agreement under which Galen supplies tableting and packaging services with regard to North America. Vernalis is in discussion with Galen about a proposed assignment of the two Galen agreements from Galen to Pharmaceutical Development & Manufacturing Services Limited.

DSM Biologics Company Inc. (V10153)

Vernalis has had a series of agreements with DSM Biologics, the most recent being January 1, 2003, all of which concern the supply of V10153 for clinical trials.

Monash University (V140)

In October 2002, Vernalis was granted an exclusive license to develop and commercialize the compound alphadolone (V140) for all human and animal prophylactic and therapeutic analgesic indications from Monash University and Professor Colin Goodchild (Victoria, Australia). In return for an exclusive license, Vernalis will pay Monash and Professor Goodchild success milestones and royalties upon the sale of product. Currently, V140 is in Phase I studies.

Roche (5-HT2C receptor)

In December 1999, Vernalis signed an agreement with Roche to collaborate on Vernalis’ research program directed toward selective 5-HT2C agonists as potential anti-obesity agents.

Under the terms of this agreement, Vernalis received funding for an initial two-year joint research program with Roche. Vernalis also received a license fee on signature of the agreement and three subsequent milestone payments from Roche. The first was received in November 2000 on the selection of VR-1065 as the first lead development compound.

The second was received in June 2001, when this compound was confirmed as the first clinical development candidate. The third was received in May 2002 when this compound entered Phase I studies.

In February 2002, Vernalis and Roche entered into a further two-year research collaboration to support the objective of bringing further product candidates into Phase I clinical trials. In an amendment agreement made as of February 1, 2004, Roche agreed to an extension to the collaboration until September 30, 2004, in order to continue pre-clinical development. Under the terms of this new agreement, Vernalis receives additional research funding for the period of the new research collaboration. In May 2002, Roche commenced Phase I clinical trials with VR 1065. Although there were no side effects, the pharmacokinetic data on VR 1065 did not meet the criteria for progression to Phase II. Together with Roche, Vernalis is now focusing on follow-on compounds from different chemical series that have already been identified in the substantial 5-HT2C library generated by the collaboration so far.

Roche has exclusive worldwide rights to develop, manufacture and market all the product candidates coming out of the program for the treatment of obesity and related eating disorders, and will also fund and conduct all aspects of the development program for each compound it elects to take into development for this indication.

Novartis Institutes for Biomedical Research, Inc.

In December 2003, Vernalis formed a research collaboration with the Novartis Institutes for BioMedical Research, Inc., (NIBRI) in Cambridge, MA, USA, to investigate inhibitors of a target implicated in the progression of a range of cancers. Under the agreement with NIBRI, Vernalis is providing elements of its ongoing oncology research to NIBRI for an initial six-month evaluation period after which NIBRI will have the right to enter a longer-term research and development collaboration. During this evaluation period NIBRI is conducting its own research and is also funding research at Vernalis’ laboratories in Cambridge, UK.

Serono S.A. (MEIs: inflammation)

In October 2000, Vernalis and Serono S.A. (Serono) (SWX: SEO; NYSE: SRA) signed a two-year agreement to jointly research, develop and commercialize metalloenzyme inhibitors for the treatment of various inflammatory diseases. Under the terms of the agreement, Vernalis received from Serono an up-front payment of $5 million.

The agreement with Serono covered BB-2827, BB-76163 and research activities. The clinical development, manufacture and commercialization of BB-2827, a collagenase inhibitor with potential application in rheumatoid arthritis, and the pre-clinical research of BB-76163, an aminopeptidase inhibitor, with potential application in multiple sclerosis, were terminated in 2001.

In October 2002, the term of the research agreement was extended to October 2003. The research agreement has now concluded. Serono is now in the process of selecting candidates for further development and will undertake the further development of these compounds, with the Company receiving milestone and royalty payments.

GeneSoft Pharmaceuticals Inc. (MEIs: infection)

In August 2002, Vernalis signed agreements with GeneSoft Pharmaceuticals Inc. (now part of the Oscient Pharmaceuticals Corp group) for a broad-based collaboration to discover and develop novel anti-infective drugs based on Vernalis’ proprietary bacterial metalloenzyme inhibitors. The collaboration combined Vernalis’ novel targets, chemistry and clinical development with GeneSoft’s experience in antibiotic lead optimization and clinical expertise.

GeneSoft made an initial payment to Vernalis in August 2002 of $4 million. Upon initiation of the initial Phase I study of the lead compound, BB-83698, in October 2002, Vernalis received a further payment from GeneSoft of $1 million and one million shares of convertible-preferred stock (representing approximately 3.45 per cent of GeneSoft’s outstanding equity as of the date of the transaction, on a fully-diluted basis).

In September 2003, the parties terminated the August 2002 agreements and replaced them with a new Research Agreement relating to four anti-infective projects in respect of Vernalis’ proprietary bacterial metalloenzyme inhibitors, and a new agreement relating to the development and commercialization of BB-83698. Under the revised September 2003 arrangements GeneSoft will conduct all further research and development at no cost to Vernalis and Vernalis may receive milestone and royalty payments (dependent on progression of development and sales respectively).

Chroma Therapeutics Limited

On November 24, 2003, Vernalis entered into an agreement with Chroma Therapeutics Limited (Chroma) under which Vernalis granted Chroma an exclusive license covering BB-76163 for use in cancer. Vernalis was paid a small sum on signature and will receive royalties if Chroma progresses development and sells product.

Institute of Cancer Research (Hsp90 inhibitors)

This program for cancer is being conducted in collaboration with the Institute of Cancer Research, under an exclusive research and development agreement that provides access to relevant cancer models.

Other collaborations

ImmunoGen Inc. (BB-10901)

In May 2000, Vernalis and ImmunoGen Inc., (NASDAQ: IMGN) (ImmunoGen), a US biotechnology company, entered into a collaboration to develop and commercialize ImmunoGen’s huN901-DM1, subsequently re-named as BB-10901, targeted at the treatment of small cell lung cancer.

Under the agreement, Vernalis was granted exclusive rights to apply for regulatory approval and commercialize BB-10901 in Europe and Japan. Upon signature of the agreement, Vernalis paid $1.5 million for its rights to BB-10901.

On January 7, 2004, the parties entered into a termination agreement under which Vernalis relinquished all rights to this product. The Company will not undertake any further development beyond the completion of certain ongoing clinical studies.

MethylGene Inc. (MG98)

In February 2002, Vernalis signed an agreement with MethylGene Inc., a privately-held Canadian biopharmaceuticals company, granting Vernalis the European development and commercialization rights for MG98, MethylGene’s leading experimental anti-cancer drug

Under the License, Development and Commercialization Agreement, Vernalis made an initial research and development payment to MethylGene of $1.7 million, to be followed by milestone payments of up to $12.8 million based on successful regulatory approval and commercialization for MG98 in Europe. MethylGene would also receive undisclosed royalties on sales. In addition, under a separate Stock Purchase Agreement, Vernalis made an equity investment of $2 million in the private stock of MethylGene.

On November 25, 2003, the parties entered into a termination agreement under which Vernalis relinquished all rights to this product. The Company will not undertake any further development beyond the completion of one ongoing clinical study.

Eli Lilly & Company (VML 670)

In 1998 Vernalis signed an agreement with Lilly for Vernalis to develop an early development stage drug discovered by Lilly, VML 670, in one or more indications, including as a treatment for sexual dysfunction experienced by people taking a class of drug for depression called SSRIs.

An initial Phase IIa study with the product in treatment emergent sexual dysfunction met some secondary end-points but failed to meet its primary end-point. The study data have been provided to Lilly. Vernalis will not undertake any further development. The agreement was terminated on April 26, 2004.

Roche (A2A receptor)

In May 2002, Vernalis entered a collaboration with Roche to discover and develop new drugs for the treatment of depression. Under the terms of this agreement, Roche had an option to license worldwide rights to develop, manufacture and commercialize compounds arising from Vernalis’ adenosine A2A antagonist research program in depression. Roche’s option terminated in June 2003 and Vernalis now has complete control over its A2A antagonist programs, which are targeted at a range of indications including Parkinson’s disease and depression.

AstraZeneca

On October 17, 2003 Vernalis signed an initial research agreement with AstraZeneca. The work under this agreement is now completed and Vernalis received $200,000 for the services it provided.

Under the agreement, AstraZeneca used Vernalis’ structure-based drug discovery (SBDD) technology to investigate a number of proprietary AstraZeneca compounds against certain anti-infective drug targets.

MerLion Pharmaceuticals

In May 2003 MerLion Pharmaceuticals Pte Ltd., a Singapore-based drug discovery company, and Vernalis entered into a two-year research agreement to discover and develop new classes of anti-bacterial ribosomal inhibitors from natural sources.

OSI Pharmaceuticals, Inc.

In August 2001, Vernalis transferred part of its pre-clinical research facilities to OSI Pharmaceuticals, Inc. (OSI) for consideration of £8.7 million in cash. In addition, Vernalis and OSI entered into an agreement whereby OSI acquired rights to screen Vernalis’ metalloenzyme inhibitor (MEI) and other chemical libraries. The agreement with OSI expired in November 2003.

Tanabe Seiyaku

In November 1996, Vernalis signed a development and license agreement with Tanabe Seiyaku (Tanabe) to develop and market marimastat in the territories of Japan, China (including Hong Kong), Taiwan and Indonesia. Under the agreement, Tanabe made an initial payment to Vernalis of $7 million, to be followed by further payments of up to $67 million, subject to the successful development and marketing of marimastat in its territories. In addition, Tanabe assumed the cost and responsibility for the development of marimastat in its territories. Tanabe commenced Phase I clinical trials of marimastat in healthy volunteers in Japan in October 1997 and initiated the first of a planned series of Phase II clinical trials during that year in gastric and lung cancer. Tanabe has taken the results of Vernalis’ and Schering-Plough’s (an ex-licensee in North America and Europe) clinical trials into account and has now decided to discontinue development in Japan. The parties are in discussions about the possibility of terminating the agreement

DevCo Pharmaceuticals Limited

In March 2000, Vernalis and DevCo Pharmaceuticals Limited (DevCo) announced that they had signed an agreement to develop the platelet activating factor (PAF) antagonist, lexipafant, for prophylaxis of certain serious neurological and renal complications experienced by patients undergoing cardiac surgery.

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

External Consultation

Establishing a network of collaborations and external consultation is fundamental to the operation of the Company’s business. Under some of its commercial collaborations joint committees of the Company and the relevant collaborative partner are established to assess findings and determine action. The Company consults widely with experts to challenge and verify important decisions for each of its major projects. Additionally, an independent Safety Review Board reviews all aspects of the Company’s clinical development programs.

Safety Review Board

The Safety Review Board comprises a Chairman and six other members all of whom are independent of the Board and the Group. The Safety Review Board meets when necessary to provide an independent technical review and monitoring of the development programs of the Company and to ensure adequate risk benefit assessment for clinical trials. Additional consultants/experts may be used on an ad hoc basis if the Safety Review Board requires highly specialized advice.

E  Principal Markets in which Vernalis Competes

The Group’s continuing revenues have been derived primarily from: (i) licensing and collaborative research and development agreements, including from Elan with respect to frovatriptan; (ii) royalties from Elan and from Menarini for sales of frovatriptan by those companies in the United States and in Europe, respectively, and sales revenues from Menarini for supply of finished frovatriptan product for European markets; and (iii) government research grants. In addition, the Group has earned substantial interest income from its cash balances held with banks over the period under review (see Note 5 of Notes to the Consolidated Financial Statements).

The licensing and collaborative research and development revenues include royalties received in respect of sales of frovatriptan, research support fees, milestone payments, and exercise of option fees and licensing fees. Currently, frovatriptan is licensed to Menarini for sales in Europe. Frovatriptan was previously licensed to Elan/UCB for sales in North America but following the Company’s reacquisition of the North American rights to frovatriptan the Company intends to seek a major pharmaceutical partner to realize frovatriptan’s significant commercial potential, including the new proposed menstrually associated migraine indication. Other licensing arrangements may be made in the future to cover territories outside North America and Europe. Frovatriptan is also in clinical development as a prophylactic migraine treatment.

Vernalis’ other development and research programs are in therapeutic markets with significant growth potential: cancer, thrombosis, Parkinson’s disease, depression and obesity.

The Group’s losses have fluctuated and are expected to fluctuate from year to year due to a number of factors, including, but not limited to:

•	the introduction of frovatriptan into new markets;

•	the restructuring of the commercial arrangements for the sale of frovatriptan in North America;

•	frovatriptan’s performance, in terms of market share, in the countries in which it is marketed;

•	the approval or not of frovatriptan as a treatment for menstrually associated migraine;

•	commencement or termination of other collaborative research and development agreements;

•	the timing of milestone payments under those agreements, the timing of product option and licensing fees;

•	the time and cost required for clinically developed products to obtain regulatory approvals;

•	competitive technological developments;

•	additional government-imposed regulation and control;

•	changes in healthcare systems that affect reimbursement, pricing or availability of drugs and market acceptance of drugs;

•	government grants;

•	the level of interest income; and

•	variations in the level of expenditures relating to research and clinical development programs.

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

F  Revenues

The geographical analysis of revenue, under UK GAAP, based on origin of payment for the transition period and for fiscal 2003, fiscal 2002 and fiscal 2001 is as follows:

				Eight months ended
	Year ended April 30,			December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
United Kingdom	1,377	602	90	49
United States	190	—	420	2,937
Rest of World	3,049	14,164	8,633	5,645

	4,616	14,766	9,143	8,631

The analysis of revenue by category is:

				Eight months ended
	Year ended April 30,			December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Product sales and royalties	491	799	2,097	2,592
Collaborations	4,125	13,967	7,046	6,039

	4,616	14,766	9,143	8,631

G  Seasonality of the Company’s Business

The Company does not consider its business to be materially affected by seasonal variations.

H  Marketing Channels and Sales Methods

In November 2001, the FDA granted marketing approval for frovatriptan in the US for the acute treatment of migraine. Elan and its co-promotion partner UCB launched frovatriptan in the United States during June 2002, under the trademark Frova™. Under the agreement for the reacquisition of the rights to frovatriptan in North America, Vernalis has secured the assignment of all registered trade marks in respect of Frova that are owned by Elan in the North American territories. Sales and marketing of frovatriptan are carried out currently in North America by Elan under a transitional arrangement, effective for up to 12 months from May 18, 2004. Under the transitional arrangement Elan will not be required to carry out any active marketing of frovatriptan, but will facilitate sales on which the Group will receive income by providing certain services, including supply chain management, medical inquiries, medical monitoring, adverse event reporting, and administration and financial accounting reports in the US.

In the United States, migraineurs are treated primarily by neurologists and primary care physicians (PCPs). The marketing program for Frova in the US has, under Elan, been directed mainly towards neurologists, as both UCB and Elan have specialist neurology sales forces.

In future collaborations involving the exploitation of frovatriptan in the US Vernalis will seek a commercial partner with the potential to actively market frovatriptan in the PCP market.

Vernalis has also signed a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis supplies Menarini with the finished packed product ready for sale.

In addition to Vernalis’ current activities in seeking a new collaborator to commercially exploit frovatriptan in the North American market, Vernalis is exploring opportunities to generate further revenues by selecting marketing partners in other geographic areas not covered by existing marketing agreements with Menarini.

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

The Group maintains an active policy of filing patent applications. Vernalis normally commences its patent filing process by filing in the UK, which filing is generally followed by a filing under the Patent Co-operation Treaty (PCT). The PCT allows for multi-jurisdictional filings to be made under the same application. The countries normally covered by the various applications and designated under the PCT system are the UK, the US, Canada, Japan and European countries that are parties to the European Patent Convention (EPC) or the PCT. Applications in respect of additional countries are filed in certain cases. A PCT application fragments during its pendency into a number of national and regional (for example, EPC) applications. An EPC application matures on grant into a European patent, which, if appropriate action is taken, can be regarded as a bundle of national rights equivalent to a collection of national patents in the countries designated.

The time taken to research and develop medicinal products reduces the marketing time protected by a product patent or patents, and can therefore reduce the period available to the developer in which to recoup its investment through sales. In 1992, the European Union introduced Regulation 1768/92 creating a Supplementary Protection Certificate (“SPC”) for authorized products. While this does not constitute an extension to the patent from which a product derives, it does confer certain rights of a similar nature in respect of the product(s) derived from the patent after that patent has expired.

The period during which the SPC is effective depends on calculations based upon the date of the application for the patent and the grant of the first marketing authorization for a product derived from the patent with an upper limit of five years. It may be possible to extend the patent expiry date of some or all issued patents by up to five years in European

Community countries by applying for supplementary patent protection. There is a similar arrangement in the United States, where the term of extension is equal to the time that the FDA review extends beyond the patent issue date, provided that the extension does not exceed 14 years from the date of FDA approval.

There can be no assurance that patents will be granted on pending applications made by the Group or parties that have licensed their inventions to the Group or that any issued patents will provide significant proprietary protection or commercial advantage or will not be infringed or designed around by others. Since publication of inventions or discoveries in scientific or patent literature often lags behind actual invention or discovery, Vernalis cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file applications for such inventions. There can be no assurance that Vernalis’ patents or patent applications will not become involved in opposition proceedings instituted by third parties. If such proceedings were initiated against Vernalis’ rights, the defense of such rights could involve substantial costs and the outcome cannot be anticipated. If patents are issued to other parties that contain valid claims that are interpreted to cover any of Vernalis’ products, there can be no assurance that the Group would be able to obtain licenses to such patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology. Competitors or potential competitors may have filed applications for, may have received patents covering, or may obtain additional patents and proprietary rights that may relate to, compounds or processes competitive with those of Vernalis.

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

It is Vernalis’ policy generally to require its consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements prior to the commencement of consulting or other relationships with the Group. Employees have a similar confidentiality provision in their employment contracts.

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

The status of the outstanding patents and patent applications on the Company’s four most advanced programs is summarized below.

Frovatriptan

Frovatriptan is the single enantiomer form of a racemic compound. Vernalis owns composition of matter patents covering the racemic compound and the single enantiomer form. Patents covering the compound have been issued in the United States, Europe, Japan and a number of other countries with a priority date of 1991, and will expire in 2012. Patents covering the single enantiomer form have been issued in the United States, Europe and Japan with a priority date of 1992 and will expire in 2013. An application has been filed to extend the term of one of the issued US patents to 2015. The Company has applied in 14 European Countries for Supplementary Protection Certificates (SPCs) on patents covering the compound and several of these applications have now been granted. A process patent covering the manufacturing process for the single enantiomer form of frovatriptan has been issued in the United States with a priority date of 1998 and is due to expire in 2019. Applications are pending in Europe and Japan.

V2006

V2006 is currently protected by 22 national/regional patent applications filed in July 2003, including applications in the United States, Europe and Japan that are based on an earlier International Application covering the molecule both generically and specifically, and which has a priority date of January 10, 2001.

V10153

Four patent families relate to V10153. Of the three families that protect plasminogen mutants, all have been issued with US and Japanese patents, and two with European patents, the third European case considered by the European Patent Office to be in a state of allowance. These patents are due to expire between 2010 and 2014. A further family protecting V10153 in association with tPA has been issued with US and European patents due to expire in 2017 and 2015 respectively; the corresponding Japanese application is still pending.

V140

Vernalis is responsible for the prosecution of the V140 patent portfolio licensed from Monash University. This includes a pending European application for the use of V140 in analgesia, and a corresponding US patent due to expire in 2016. National/regional applications, including applications in the United States, Europe and Japan, have recently been filed for the use of V140 in neuropathic pain, based on an earlier International Application that is entitled to a priority date of August 28, 2001.

J  Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. Vernalis’ competitors include major pharmaceutical, chemical and specialized biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of the Group. In addition, many biotechnology companies have formed collaborations with large, established companies to support research, development and commercialization of products that may be competitive with those of the Group. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through collaborations. Vernalis is aware of certain products manufactured or under development by competitors that are used for the prevention or treatment of certain diseases and health conditions targeted by the Group for product development. The existence of these products, or other products or treatments of which the Group is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Group.

Frovatriptan is the Group’s only marketed product. Frovatriptan is one of seven triptans currently approved for the acute treatment of migraine. By February 29, 2004, 20 months following launch in the United States, frovatriptan’s largest market, and 15 months following launch in Germany, the product’s largest European market, frovatriptan had achieved a share of the oral triptan market of approximately three per cent in the United States and 7.5 per cent in Germany for the triptan class of drugs. In 2003, the product’s annualized average share in the United States was 2.7 per cent. Frovatriptan faces intense competition from large, well-funded pharmaceutical companies. Sumatriptan, marketed under the name Imitrex® and developed by GlaxoSmithKline, was the first triptan approved for the acute treatment of migraine, and remains the dominant product in the United States and worldwide, with annual sales in excess of $1 billion. Five other triptans are on the market, including Zomig® (zolmitriptan), originally from Astra-Zeneca (now marketed by Medpointe), Maxalt® (rizatriptan) from Merck, Amerge®/Naramig® (naratriptan), a follow-up compound to Imitrex® from GlaxoSmithKline, Axert® (almotriptan) from Johnson & Johnson and Relpax® from Pfizer. None of the triptans is currently approved for prophylactic use in migraine.

There are also a number of new approaches to the treatment of migraine that are in research and development by other companies. For instance, Pozen Inc has a combination therapy for the treatment of migraine in Phase III clinical trials on which it has recently announced a collaboration with GlaxoSmithKline. Pozen also has an injectable preparation of one compound in Phase II clinical trials and a 5-HT2B antagonist licensed from Roche in early development.

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

In light of these industry developments and of the fact that Vernalis’ cash reserves will not suffice to support its existing operations beyond this calendar year, the Company intends to raise further funds through an equity fund raising before the end of calendar year 2004. Vernalis’ management is considering a number of other options to maintain Vernalis’ business beyond calendar 2004, including re-partnering frovatriptan, entering into business combinations with other biotechnology companies that could provide liquidity, enhance Vernalis’ ability to exploit its technologies and research and development capabilities, as well as to reduce costs. If Vernalis is unable to conclude a business combination or secure alternative ways of financing before the end of calendar 2004, it will not be able to meet its obligations to Elan in December 2004 and will have to curtail all or some of its existing operations as it approaches the end of its cash reserves. For additional information, see also item 5B, Operating and Financial Review and Prospects — Liquidity and Capital Resources.

K Material Effects of Government Regulation

The international pharmaceutical industry is highly regulated by numerous governmental authorities in the US, the UK, Europe, and by regulatory agencies in other countries where Vernalis intends to test or market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labeling and marketing of drugs and also review the quality, safety and effectiveness of pharmaceutical products. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

The national regulatory authorities have high standards of technical appraisal. Consequently, the introduction of new pharmaceutical products generally entails a lengthy development and approval process. Of particular importance is the requirement that products be authorized or registered prior to marketing and such authorization or registration be maintained. Of particular significance in the US are the US Food and Drug Administration (FDA) requirements covering research and development, testing, manufacturing, quality control, labeling and marketing of drugs for human use. A pharmaceutical product cannot be marketed in the US until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA.

As a result of these requirements, the length of time, the level of expenditure and the laboratory and clinical information required for approval of a New Drug Application (NDA) or a product license application are substantial and can require a number of years, although recently revised regulations are designed to reduce the time for approval of new products. In Europe, two systems for the registration of pharmaceutical products are in operation, the centralized procedure and the mutual recognition procedure. In the centralized system, review of the proposed new product is co-ordinated by the European Medicines Evaluation Agency (EMEA) located in London and, if the product is found to meet the criteria for marketing authorization, a European Marketing Authorization is granted which is valid throughout the EU. In the mutual recognition procedure, the initial review is undertaken by the national health authority of one of the EU member states and, if this country considers the product acceptable for marketing authorization, the other EU member states are asked to recognize this approval and issue their own authorization. The mutual recognition procedure thus results in a national authorization in each member state. However, irrespective of the procedure followed, the technical requirements for marketing authorization are the same. For European countries that are outside the EU, national marketing authorization procedures with similar technical standards exist. Vernalis anticipates that the introduction of new products will continue to require substantial effort, time and expense in order to comply with regulatory requirements.

No new drug is permitted to be sold in developed countries without extensive data on its quality, safety and efficacy first being obtained, organized and submitted to governmental regulatory authorities. The development stage of this process may be divided into two parts: (i) pre-clinical, and (ii) clinical development. Included in pre-clinical development are the development of processes for manufacturing the product candidate, toxicology studies and other activities such as pharmacology and drug metabolism studies. Clinical trials run until, and in some cases after, the product is marketed and cover several, sometimes overlapping, phases.

In Phase I trials, a small number of healthy human volunteers are exposed to a product candidate. Typically, the volunteers are administered single or multiple doses, following which the effects of the candidate drug are closely monitored. The way the body deals with the product candidate from administration to elimination (pharmacokinetics) is also studied. Phase II trials involve the first studies on patients and explore the doses required to produce the desired benefits. Safety and pharmacokinetic information is also collected. Phase III trials typically involve larger numbers of patients and geographically dispersed test sites. The trials in this Phase may compare the new agent with other available treatments. In Phase III trials, costs are significantly higher than in earlier Phases due to the larger number of patients and longer duration of trial. In respect of Vernalis’ portfolio, this would be particularly true in the case of frovatriptan for the prevention of menstrual migraine.

The clinical protocols, which detail the objectives of the study and the parameters to be used to monitor safety and efficacy, must be approved by the national regulatory authorities. Further, each clinical study must be conducted under the auspices of an independent institutional review board, also known in Europe as an ethic committee, at the institution where the study will be conducted. The institutional review board considers, among other things, the scientific appropriateness of the study, the safety of human subjects and the potential liability of the institution. The institutional review board is also responsible for monitoring the approved protocols in active trials. The institutional review board may require changes in a protocol and it may decide not to permit a study to be initiated or completed. This process can be conducted in parallel with the regulatory approval process, but may add considerable time and expense to the early regulatory review process.

After completion of clinical trials of a new drug, marketing approval must be obtained in each country in which the product will be sold. The data generated in each of the clinical trial phases, together with data from the pre-clinical studies and the development of the manufacturing process, forms the basis of the regulatory dossier that is submitted to the regulatory authorities for review and approval to market the drug. In the United States, this dossier is called the New Drug Application. In Europe it is called the Marketing Authorization Application. This dossier will also be used to establish the text of the product label, which forms the basis of the marketing platform and often requires negotiation between the licensing authority and the sponsor company.

In addition to the forms of regulation referred to above, the prices of pharmaceutical products in many countries are controlled by law. In some countries, such as France and Japan, the prices of individual products are regulated. By contrast, in the UK, prices are controlled by reference to limits upon the overall profitability, measured by the rate of return on capital employed, of sales of products supplied under the UK National Health Service. The permitted rate of return on capital employed for each pharmaceutical company is determined through negotiations with the UK Department of Health under the 1999 Pharmaceutical Price Regulation Scheme. If a company’s actual rate of return exceeds the agreed rate, it is required to negotiate either a repayment of past profits that the Department of Health considers to be excessive or future price reductions. There is no assurance that the current arrangements will continue in the future.

Governments may also influence the price of pharmaceutical products through their control of national healthcare organizations, which may bear a large part of the cost of supply of such products to consumers. In the US and Germany, indirect pressure can be exerted on prices by government funded or private medical care plans.

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

L  Organizational Structure

Within the Group, Vernalis plc is the holding company listed on the London Stock Exchange and quoted on NASDAQ.

The four principal operating subsidiaries during the transition period were Vernalis (R & D) Limited (formerly Vernalis (Oxford) Limited and formerly British Biotech Pharmaceuticals Limited), (research, development and commercialization) Vernalis Research Limited (research, development and commercialization), Vernalis Development Limited (research, development and commercialization), and Vernalis (Cambridge) Limited, formerly RiboTargets Limited (research, development and commercialization). By an assignment of assets on December 31, 2003, Vernalis (Cambridge) Limited assigned all of its assets to Vernalis (R &D) Limited.

At December 31, 2003, the Company had the following principal wholly owned subsidiary undertakings:

Subsidiary Undertaking	Nature of business	Incorporation
Vernalis (R&D) Limited (previously Vernalis (Oxford) Limited, which was previously British Biotech Pharmaceuticals)	R&D	England & Wales (E&W)
British Biotech Services Limited	Support Services	E&W
British Biotech International Limited	Pharmaceuticals	E&W
British Biotech Investments Limited	Holding company	E&W
— British Biotech (UK) Limited	Pharmaceuticals	E&W
— British Biotech Americas Inc.	Holding company	USA
Vernalis (Cambridge) Limited (previously RiboTargets Limited)	R&D	E&W
Vernalis Group Limited	Holding company	E&W
— Vernalis Development Limited (previously Vernalis Limited)	R&D	E&W
— Vernalis Research Limited	R&D	E&W
— Vernalis Group Share Scheme Trustees Limited	Trust	Jersey

M  Property, Plant and Equipment

Vernalis’ headquarters are in Winnersh and Vernalis has research and development facilities in both Winnersh and Cambridge. The complete schedule of Vernalis’ offices, laboratory and storage facilities is:-

				Approximate
Property	Description	Title	Location	area (m2)
Oakdene Court	Office and laboratory facilities	Leasehold	Winnersh	4,400
Granta Park (Phase I)	Office and laboratory facilities	Leasehold	Cambridge	2,608
Granta Park (Phase II)	Office and laboratory facilities, unoccupied	Leasehold	Cambridge	2,418
4-10 The Quadrant	Offices and laboratory facilities, leased to Celltech R&D Limited	Leasehold	Oxford	1,944
Thames Court	Office and laboratory facilities, unoccupied	Freehold	Oxford	2,525
Brook House	Office and laboratory facilities, unoccupied	Freehold	Oxford	2,396
Cherwell House	Stores, unoccupied	Freehold	Oxford	1,196
Cherwell House car park	Car park	Freehold	Oxford
Ex British Gas Site	Car park	Freehold	Oxford	2,196

These properties are believed to be in good condition. Vernalis has a continuing program of repair and improvement considered appropriate to meet the needs of Vernalis.

Vernalis currently operates from the sites at Winnersh and Granta Park (Phase I), Cambridge. The lease of the premises at Winnersh expires in 2017, with the option to terminate early in 2012. The leases for the premises at Cambridge expire in 2019. These premises provide adequate facilities for the operations of Vernalis in the short term. Manufacturing of clinical trial supplies and commercial supplies of frovatriptan is subcontracted to third party manufacturers who comply with nationally and internationally accepted quality standards, including good manufacturing practice, good laboratory practice and good clinical practice. The Company has no plans to establish its own manufacturing capability in the foreseeable future.

Granta Park, Phase I is currently operating at close to full capacity. Phase II is currently unoccupied and the Company is reviewing options for this site. The Company has entered into a guarantee of the obligations of Vernalis (Cambridge) in respect of the lease of Granta Park, Phase I and will be required to enter into a guarantee of the obligations of Phases I and II in respect of securing the consent of the landlord to the assignment of the benefit of the lease from Vernalis (Cambridge) Limited to Vernalis (R&D) Limited as part of the assignment of assets between the two companies.

Vernalis’ operations in Oxford have ceased and all operations at the Oxford site are now closed. The Company is actively seeking to sell or let its freehold properties (Thames Court, Brook House and Cherwell House together with the car parks) in Oxford. In July 2003, Vernalis disposed of its leasehold interest in a fourth neighboring building in Oxford, Harrow House.

The properties of Thames Court and Brook House are held under mortgage (see Note 14 to the Notes to the Consolidated Financial Statements).

Health, safety and the environment

The Group has well-developed health and safety policies and procedures, safeguarding staff, contractors and visitors, and it complies with current legislation and best practice. The Group follows principles to minimize the impact of its activities on the environment by reducing waste and, wherever possible, recycling. Mr Weir is the Executive Director responsible for health, safety and the environment.

Health and safety is managed on each site through committees with competent persons representing all disciplines and with external expert support. The Group’s health and safety policies and procedures are published on the Group’s intranet and are readily available in hard copy. They form a key component in the staff induction program. Appropriate health and safety training is provided (for example manual handling, fire safety, cylinder gas safety) with quarterly internal safety audits, and annual audits by specialists and governmental agencies (for example the Environment Agency). No significant issues have been identified by these audits. Risk and Control of Substances Hazardous to Health assessments are regularly reviewed and updated as necessary.

Waste is minimized with packaging and containers returned to suppliers where possible. Paper waste is recycled and confidential paper waste is shredded on site and recycled. The Group does not knowingly discharge toxic materials into the environment other than very small amounts via fume cupboard extraction systems, arising from small scale synthetic chemistry, and low-level radioactive waste which is discharged into public drainage, as permitted under the Group’s Certificate of Authorization from the Environment Agency.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This operating and financial review discusses the operating results and financial condition of Vernalis for the eight-month period ended December 31, 2003 and for the three-year period ended April 30, 2003. The Group’s financial results for these periods reflect the merger between the Company (formerly British Biotech plc) and Vernalis Group as a “merger of equals” (pooling of interests) in accordance with the principles of merger accounting that have been adopted under UK GAAP. In contrast, under U.S. GAAP, the transaction has been accounted for as an acquisition of Vernalis Group by the Company using “purchase accounting”. A description of the significant differences and reconciliations of net income and shareholders’ equity, as well as summary financial statements prepared in accordance with US GAAP, are set forth in Note 3 of the Notes to the Consolidated Financial Statements. See also “Comparative Results of Transition Period Ended December 31, 2003 and Fiscal Years Ended April 30, 2003, 2002 and 2001 (US GAAP)” below.

Business Overview

Vernalis is engaged in pharmaceutical research and development. The Group’s only marketed product is frovatriptan. Frovatriptan is a selective 5-HT1B/1D receptor agonist developed as an acute oral treatment for migraine headache and its associated symptoms. Vernalis is currently conducting further studies to develop the compound as a prophylactic oral treatment for menstrually associated migraine.

Frovatriptan was launched in the United States in June 2002 by Elan, frovatriptan’s original US licensee (which co-promoted the product with UCB). In May 2004, Vernalis terminated its agreement with Elan and reacquired the North American rights to frovatriptan for a total consideration of $50 million payable in installments over 21 months up to December 31, 2005 (Vernalis has also agreed to purchase certain inventory from Elan at an expected approximate cost of $5.4 million, which will be paid no later than December 31, 2004). From May 18, 2004 and for a period of up to 12 months, sales of the product will be supported by Elan under a transitional services agreement. From May 18, 2004, however, Elan will not be obliged to actively market the product. Vernalis is now responsible for all selling, general and administration costs and revenues in respect of the North American rights to frovatriptan. The Group intends to actively seek a new partner for frovatriptan in North America. Menarini, frovatriptan’s European licensee, has already launched frovatriptan in Germany (November 2002), Austria (November 2003), The Republic of Ireland (March 2003), the United Kingdom (April 2003) and The Netherlands (April 2004). In January 2004, frovatriptan received marketing approval in Switzerland and pricing approval in Italy. Further European launches are expected during 2004. By February 29, 2004, frovatriptan had achieved a share of the oral triptan migraine market of approximately thee per cent in the United States and of approximately 7.5 per cent in Germany.

The Group has three products in development, in addition to frovatriptan with respect to menstrually associated migraine. V10153 is a recombinant protein designed to preserve and dissolve blood clots, with potential to improve the treatment of thrombolytic diseases such as Acute Myocardial Infraction (AMI) stroke, or deep vein thrombosis (DVT). V140 (alphadolone acetate) is a GABAA agonist targeted at the treatment of pain in cancer payments. V2006 is an adenosine A2A receptor antagonist targeted at the chronic treatment of Parkinson’s disease.

The Group also maintains a number of collaboration agreements including: with Roche, in connection with a research program directed toward selective 5-HT2C agonists as potential anti-obesity agents; with Serono, for the development and commercialization of metalloenzyme inhibitors for the treatment of various inflammatory diseases; with Oscient, for the development and commercialization of metalloenzyme inhibitors for the treatment of infection; with Novartis, in the field of cancer, and with Astra Zeneca, in the field of infection. For additional information and the current status of these collaborations, see Item 4D, “Information on the Company — Commercial Collaborations”.

In recent years, Vernalis has kept its product portfolio and commercial collaborations under constant review with a view towards focusing available resources to frovatriptan and a selected number of products in development. Consequently, the Group has recently discontinued or restructured a number of other research and development projects and collaborations.

Financial Overview

The Group has made losses since its foundation. As at December 31, 2003, the Group’s accumulated losses were £456,011,000 as compared to £421,792,000 at April 30, 2003, to £390,595,000 at April 30, 2002 and £363,695,000 at April 30, 2001.

The Group’s key financial objective is the enhancement of its liquidity position in order to fund the promotion of frovatriptan in its existing market and its introduction into new markets, its development for menstrually associated migraine, as well as research and development for the Group’s other products in development. The following are the most critical aspects of the Group’s operating results and financial condition and the most significant challenges the Group is facing in order to achieve its financial objectives.

•	The Group’s cash as at April 30, 2004 amounted to £12.0 million. In the short term and no later than December 31, 2004, the Group will have to secure additional funds either through an equity fund raising or a new collaboration agreement with respect to the North American rights for frovatriptan, in order to fund payments of approximately $25 million due to Elan by December 31, 2004.

•	The Group has derived revenue from collaborations with other pharmaceutical companies and, since the launch of frovatriptan in 2002, through milestone and royalty payments received from Elan and Menarini and payments for the supply of finished product from Menarini relating to sales of frovatriptan. Following the re-acquisition of the North American rights on frovatriptan, the Group is earning direct sales revenue from the sales of frovatriptan in the United States. The Group intends actively to seek a new partner for frovatriptan in North America. Until the Group enters into a new collaboration agreement, it will have to support the promotion of frovatriptan on its own in this key market, possibly also by developing a sales force. The Group is not yet incurring any substantial promotional costs. The Group believes that the re-acquisition of the North American rights to frovatriptan will benefit the Group in the short term through enhanced cash flows from full sales, net of any related costs, of the product and will eventually lead to a considerable increase in the Group’s revenue from North American sales of frovatriptan, even though sales of frovatriptan may suffer during the current transitional period. Consequently, the ability of the Group to form a new collaboration arrangement for the sale of frovatriptan in the United States on favorable terms in a timely manner, and to support frovatriptan successfully on its own until such collaboration agreement is reached, are critical to the Group’s ability to realize the benefits of the reacquisition and to its profitability and liquidity over the short and medium term.

•	In light of the Group’s current and future cash requirements, tight control of operating costs and expenses and efficient allocation of available funds among the promotion of frovatriptan and the Group’s research and developments programs are pivotal to the Group’s efforts to maintain liquidity. In recent years, the Group has sought to realize cost savings though a series of restructurings of its workforce, product portfolio and operational capability, primarily in connection with recent mergers and acquisitions.

The Group’s losses have fluctuated and are expected to fluctuate from year to year due to a number of factors, including, but not limited to:

•	the introduction of frovatriptan into new markets;

•	the restructuring of the commercial arrangements for the sale of frovatriptan in North America;

•	frovatriptan’s performance, in terms of market share, in the countries in which it is marketed;

•	the approval or not of frovatriptan as a treatment for menstrually associated migraine;

•	commencement or termination of other collaborative research and development agreements;

•	the timing of milestone payments under those agreements, the timing of product option and licensing fees;

•	the time and cost required for clinically developed products to obtain regulatory approval;

•	competitive technological developments;

•	additional government-imposed regulation and control;

•	changes in healthcare systems which affect reimbursement, pricing or availability of drugs and market acceptance of drugs;

•	government grants;

•	the level of interest income; and

•	variations in the level of expenditures relating to research and clinical development programs.

Major Recent Transactions

The acquisition of RiboTargets

On April 22, 2003, the Company acquired RiboTargets Holdings plc. The acquisition of RiboTargets Holdings plc has been accounted for under purchase accounting. The Company’s intangible assets increased to £28.7 million (2002: £23.8 million) due to the addition of £8.2 million of goodwill arising on the acquisition, which is being written off through the income statement in three years (under UK GAAP). The amortization charge for the transition period amounted to £3,031,000 for goodwill, and £954,000 for other intangibles.

Other reserves increased to £50.8 million (2002: £30.7 million) as a result of the issue of 33 million ordinary shares in connection with the transaction. A total of £14.8 million of cash and short-term investments (net of expenses of acquisition) were received on completion of the transaction. For fiscal 2002, RiboTargets Holdings had reported a net loss of £7.7 million on total revenues of £2.2 million. RiboTargets Holdings plc had net assets at that date of £4.3 million, with net cash and cash equivalents and short-term deposits of £4.3 million.

The merger with Vernalis Group

The merger between the Company and Vernalis Group was completed on November 4, 2003. Under UK GAAP, the merger was accounted as a “merger of equals” (pooling of interests), while under US GAAP the merger was accounted for as an acquisition of Vernalis Group by the Company using “purchase accounting” (under purchase accounting, the cost of the investment is calculated at the market value of the shares issued together with the incidental costs and the assets and liabilities of the acquired entity are recorded at fair value).

The table below shows certain income statement data for each of the Company, Vernalis Group and the combined Group for the eight month transition period ended December 31, 2003.

	British Biotech plc	Vernalis Group plc	Vernalis plc	Vernalis plc
	Four months ended	Four months ended	Four months ended	Eight months ended
	31 August, 2003	31 August, 2003	December 31, 2003	December 31, 2003
	£000	£000	£000	£000
Turnover	243	3,444	4,944	8,631

Operating loss	(11,319)	(4,862)	(13,207)	(29,388)
Loss on disposal of fixed assets	(2,538)	—	(450)	(2,988)
Merger transaction expenses	(5,396)	—	—	(5,396)

Loss on ordinary activities before interest and taxation	(19,253)	(4,862)	(13,657)	(37,772)
Net interest receivable and similar income/charges	379	(168)	697	908

Loss on ordinary activities before taxation	(18,874)	(5,030)	(12,960)	(36,864)
Tax on loss on ordinary activities	1,060	396	1,189	2,645

Loss on ordinary activities after taxation	(17,814)	(4,634)	(11,771)	(34,219)

Merger transaction expenses relate only to the costs of the merger between the Company and Vernalis Group.

The table below shows certain income statement data for each of the Company, Vernalis Group and the combined Group for the year ended April 30, 2003.

	British Biotech plc	Vernalis Group plc	Total
	Year ended	Year ended	Year ended
	April 30,	April 30,	April 30,
	2003	2003	2003
	£000	£000	£000
Turnover	1,078	8,065	9,143

Operating loss	(19,862)	(16,387)	(36,249)

Loss on ordinary activities before interest and taxation	(19,862)	(16,387)	(36,249)
Net interest receivable and similar income/charges	636	1,368	2,004

Loss on ordinary activities before taxation	(19,226)	(15,019)	(34,245)
Tax on loss on ordinary activities	1,738	1,921	3,659

Loss on ordinary activities after taxation	(17,488)	(13,098)	(30,586)

At the time of the merger, Vernalis Group had cash and cash equivalents of £16 million. In May 2003, Vernalis Group plc conducted a rights issue raising approximately £14.4 million net of expenses.

Application of Critical Accounting Policies

Purchase and pooling of interests

Under UK GAAP, the combination of British Biotech plc and Vernalis Group plc was accounted for as a “merger of equals” (pooling of interests). Due to the specific conditions of the merger (i.e. relative size, relative number of directors, etc) the company was required to treat the transaction using merger accounting, in compliance with FRS 6 and the Companies Act 1985. Under US GAAP the transaction was accounted for as the acquisition of Vernalis Group plc by British Biotech plc using “purchase accounting”.

Under UK merger accounting, the results of the operations are added together as though the companies have always been in the same group. The result of this is to increase the net loss for the transition period ended December 31, 2003 by £4.6 million (period prior to the merger), for fiscal 2003 by £13.1 million, for fiscal 2002 by £9.9 million and for fiscal 2001 by £21.0 million.

In addition, the share capital issued for the merger with Vernalis Group is treated as though they had always been issued. The net result is to increase the average number of shares in issue for the purposes of calculating Loss per share, to 71,010,000 for fiscal 2003, 70,175,000 for fiscal 2002 and 69,021,000 for fiscal 2001. The Loss per share for the prior periods has been restated as 43.1p for fiscal 2003, 38.6p for fiscal 2002 and 64.3p for fiscal 2001.

Under UK GAAP, the shares issued for the merger with Vernalis Group were issued at par and to acquire RiboTargets Holdings plc were valued at the market price on the date of acquisition (April 23, 2003) respectively. Under US GAAP, the shares issued were valued at the average market price for two days before and after the announcement of the the transactions on July 3, 2003 and March 21, 2003, respectively. The difference between the par value of shares issued by Vernalis plc and the share capital and share premium of Vernalis Group are taken to a merger reserve. The movement of the Company’s share price between these dates and methods decreases the UK GAAP value of the purchase price by £42.5 million in respect of Vernalis Group and £4.0 million in respect of RiboTargets Holdings plc. In accordance with US GAAP (EITF 95-3) an adjustment was made to the opening net assets position to reflect the redundancy costs arising following a reorganization of the Group after these transactions. In accordance with UK GAAP, these costs were expensed in the post-acquisition result in 2003.

Under US GAAP, purchase price is allocated to all tangible and identifiable intangible assets based upon estimated fair value at the date of acquisition. For US GAAP purposes, fair values have been assigned to intangible assets, which included in-process research and development (£4.1 million) and technology platform (£56.5 million) in respect of Vernalis Group and which included in-process research and development (£5.0 million) and technology platform (£2.5 million) in respect of RiboTargets. Under UK GAAP merger accounting, the assets already included within the balance sheet relating to intangibles (£17.6 million), remained on the balance sheet. The specifically identifiable intangible assets have not been recognized under UK GAAP for the acquisition, as they do not meet the criteria for recognition required by FRS 10, ‘Goodwill and intangible assets’.

Under US GAAP, the amount of purchase consideration allocated to in-process research and development is immediately written off to the profit and loss account. The portion of the purchase price allocated to the technology platform under US GAAP is amortized over the estimated useful economic life. Under UK GAAP these amounts are included in goodwill for an acquisition.

A full summary of the accounting differences resulting from the purchase accounting of the Vernalis Group merger is set out in Part III, Item 18.

Under US GAAP, the FAS 141 gives a number of criteria for determining which party is the accounting acquirer. These criteria include, relative voting rights, composition of senior management, whether a premium was paid and by whom. Based on the FAS 141 criteria the company has concluded that British Biotech plc was the accounting acquirer.

Revenue

The Group enters into collaborative research agreements whereby other pharmaceutical and biotechnology companies assist in the research and development of Vernalis’ intellectual property. Under these collaborations, the Group receives revenue from the collaborator and participates with them in the future research and development of the program. The Group receives revenue from these agreements that are related either to the achievement of specified objectives or to a commitment of resources by the Group over a period of time. Revenues related to the achievement of specific objectives are recognized when those objectives have been met. Revenues that are related to the commitment of resources over a period of time are recognized in proportion to the work completed. In August 2002, Vernalis entered into a collaborative agreement with GeneSoft Pharmaceuticals Inc. (now part of the Oscient Pharmaceuticals Corp. group) and received an initial payment of £3.2 million. This has now been fully recognized following the termination of the research agreement in August 2003. In October 2000, Vernalis entered into a collaborative agreement with Serono S.A. and received an initial payment of $5 million (£3.3 million). This was recognized as revenue over the initial two-year period of the research agreement; hence at December 31, 2003 the revenue had been fully recognized.

Goodwill and Intangible Assets

Vernalis has entered into in-licensing arrangements with other pharmaceutical and biotechnology companies for which payments are made, first, to acquire licenses to develop their intellectual property and, second, in relation to the achievement of specific research and development milestones. Under UK GAAP, the Group is required to capitalize these payments as intangible fixed assets and amortize them over their expected useful life. Following the termination of these agreements in the period, these have been disposed of, and a loss on disposal of £1.8 million has been recorded. In addition, following the merger with Vernalis Group, the company has intangible assets relating to the acquisition of Cerebrus and payments made to GlaxoSmithKline (GSK) in respect of the rights to frovatriptan of £17.6 million, which have been revalued under US GAAP.

The expected useful life is based upon the shorter of the length of the agreement or the expected patent life, and is subject to an impairment review, which is based on the net present value of expected returns from the arrangement. Under US GAAP, these payments are subject to an additional review and may only be recognized as an asset if an alternative primary use exists for the product or technology. Vernalis believes that such an alternative primary use does not exist for the acquired products still in development and, under US GAAP, has made an additional charge of £1,089,000 for the year ended April 30, 2001 and £898,000 for the year ended April 30, 2002 reducing the carrying value of intangible fixed assets to zero.

Fixed Asset Investments

Vernalis has investments in quoted and unquoted stocks acquired as a result of collaborations with other companies. Under UK GAAP, these investments are carried at cost less any permanent diminution in value. During the period, under UK GAAP, provision for the permanent diminution in value of listed investments was made by reference to the evolution of the market price of the shares and to reflect the downturn in share values across the biotechnology sector. As at December 31, 2003, the carrying value of investments in quoted companies was £83,000 representing an acquisition cost of £649,000 net of a provision of £566,000 for a permanent diminution in value.

Under US GAAP, marketable securities are valued at market value, with temporary diminution in value being taken to other comprehensive income and permanent diminutions taken to the Statement of Operations. The definition of permanent is more prescriptive under US GAAP. The market value of securities at December 31, 2003 resulted in a difference to the realizable value of the securities of £23,000. At April 30, 2003, there was an increase of £17,000 to the realizable value of securities and at April 30, 2002 there was no difference in the value of securities between UK and US GAAP.

As at December 31, 2003, the carrying value of unlisted investments was nil.

In September 2003, Vernalis disposed of its holding in CareScience Inc for $268,787.

Principal Factors Affecting Results of Operations and Financial Condition

Revenue

The following table shows revenues by activity and by geographic area for the three years ended April 30, 2003 and the eight months ended December 31, 2003:

	Years ended			Eight months ended
	April 30,			December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
(a) Revenues by activity
Continuing operations
Product sales and royalties	491	799	2,097	2,592
Collaborations	4,125	13,967	7,046	6,039

	4,616	14,766	9,143	8,631

(b) Revenues by geographic area
United Kingdom	1,377	602	90	49
United States	190	—	420	2,937
Rest of World	3,049	14,164	8,633	5,645

	4,616	14,766	9,143	8,631

Historically, revenue has been derived primarily from licensing and collaborative research and development agreements, including research support fees, milestone payments and product option and licensing fees.

The Group has also derived revenues from product sales of frovatriptan, primarily in the United States. Until May 2004, the Group earned revenue with respect to sales of frovatriptan in the United States in the form of quarterly royalty payments from Elan, frovatriptan’s original U.S. licensee. Sales for the year ended December 31, 2003, by Elan were $37.5 million. In the first quarter of 2004, Elan reported sales of $6.7 million. In May 2004, Vernalis re-acquired from Elan the North American rights for frovatriptan. Consequently, the Group is now receiving direct sales revenue from the sale of frovatriptan in the United States. However, the Group intends to seek a major pharmaceutical partner for the marketing and sale of frovatriptan in North America. Vernalis has also received quarterly royalties on European sales, as well as sales revenues for the supply of finished frovatriptan product for European markets from Menarini, frovatriptan’s European licensee. The Group expects revenue from product sales of frovatriptan to comprise its major source of revenue in the near future.

The Group has also received revenue from various government research grants, which is included within product sales.

Research and development expenditure

The Group’s research and development costs consist primarily of:

Internal Costs

•	salaries and other related costs of staff who are engaged directly in research and development activities;

•	the cost of consumables that are used in the Group’s research laboratories; and

•	an appropriate allocation from the Group’s general and administrative expenses that are indirectly related to research and development.

External Costs

•	the cost of services provided by third-party research and manufacturing organizations that Vernalis employs to conduct pre-clinical and clinical development work on its behalf;

•	expenses related to the filing, defense and enforcement of patent and other intellectual property rights; and

•	amounts Vernalis pays to third parties under the terms of the collaboration agreements and joint ventures into which it enters.

During the transition period, internal costs amounted to £18.1 million and external costs amounted to £8.8 million. In fiscal 2003, internal costs were £20.2 million and external costs were £10.3 million. The following is a breakdown of the Group’s costs on research and development projects:

	Years ended			Eight months ended
	April 30,			December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Marimastat	3,137	1,623	399	62
BB-10901	974	1,078	662	671
V10153	953	2,742	1,781	360
V140	—	—	—	650
Anti Infective program	802	1,218	2,227	111
Serono collaboration	1,522	—	—	—
E21R	—	654	—	—
BB-94 Stent	—	964	528	—
MG98	—	—	900	379
Frovatriptan	2,667	4,033	2,287	1,238
VML 670	125	841	1,430	496
V2006	—	389	1,147	756
Other Vernalis Group programs	2,875	937	—	—
Other R&D projects and infrastructure	30,236	23,673	19,151	22,167

	43,291	38,152	30,512	26,890

Vernalis is conducting additional clinical studies on frovatriptan exploring its use in the prevention of menstrually-associated migraine. A long term Phase III safety study has recently completed recruitment and a confirmatory Phase IIIb efficacy trial is under way. The external costs of these studies in fiscal 2004 are expected to be around £4 million.

A Phase I study and a Phase II proof-of-concept study for V10153 have been completed and the next stage in the development is to conduct a Phase II study in approximately 100 patients with acute stroke. Vernalis is currently evaluating whether to undertake this study itself or wait until collaboration has been secured.

Following the conclusion of the initial Phase I studies for V140, a Phase Ic study to investigate the analgesic properties of the compound in healthy volunteers has commenced. The external costs of this study in fiscal 2004 are expected to be around £1.5 million.

The first part of the Phase I clinical program for V2006 is under way and is expected to be completed during 2004. This will include single and multiple dose escalation studies in healthy young and elderly volunteer subjects. The external costs of these studies in fiscal 2004 are expected to be around £0.5 million.

BB-83698 is a peptide deformylase inhibitor discovered by Vernalis that has shown potency in pre-clinical studies against a range of gram-positive bacteria. Under the out-licensing agreement between Vernalis and Oscient, Oscient has assumed responsibility for all further research and development, with Vernalis receiving milestone and royalty payments.

Vernalis has relinquished all rights to VML 670, BB-10901 and MG98 and will not undertake any further development beyond completion of certain ongoing clinical studies. All other research and development programs undertaken and reflected in the table above have been discontinued. Expected costs of approximately £1 million have been accrued in the period ended December 31, 2003, in respect of the closure of these programs.

The major risk to all research and development projects is that the Group may not be able to secure adequate funds, additional to the funds the Group needs to raise before December 31, 2004 to finance the payments to Elan, in order to support its research and development activities. If the Group is unable to secure adequate financing for its research and development projects, the Group’s research and development efforts could be delayed or significantly curtailed which, in turn, could lead to delays in bringing drug candidates to market or even the termination of some or all of the Group’s research and development projects.

Cost of goods sold

The Group’s costs of goods sold reflect the cost of manufacturing frovatriptan for sales to the European market.

Selling, general & administration (SG&A) expenses

The Group does not incur significant selling expenses. However, following the reacquisition of frovatriptan, Vernalis is responsible for all selling costs in relation to sales in the US market. The level of costs for 2004 will depend on whether and how soon a new partner is found for the product.

Administrative expenses consist primarily of the salaries and other related costs of the personnel employed by the Group in various support functions, including finance, legal, corporate communications, information technology, human resources, facilities and general management, together with the costs of facilities, fees for professional advisers, depreciation and amortization of goodwill.

Foreign currency fluctuations

Although the Group maintains its accounting records in pounds sterling, a substantial proportion of its transactions by value, including receipts and payments, are in other currencies. The Group’s balances are predominantly held in pounds sterling.

The Group received payments under its commercial agreement with Elan in US dollars and expects that the payments under any future collaboration agreement for the sale of frovatriptan in the United States will also be denominated in US dollars. The Group’s receipts under some of its commercial agreements, including those with GeneSoft (now Oscient), Serono and Novartis, are also denominated in US dollars. The Group’s receipts under the agreement with Menarini are denominated in Euros.

The Group has an outstanding balance of $20 million that is owed to GSK. In addition, the Group is facing payments of approximately $30 million in fiscal 2004 (of which $5 million was paid in May 2004) and $25 million in fiscal 2005 to be made to Elan in connection with the re-acquisition of the North American rights to frovatriptan. The Group is also carrying out some of its clinical development programs in the United States, using US-based contract research organizations and, as a result, its agreements with contract research organizations are commonly denominated in US dollars.

Where a substantial net foreign currency liability exists and is known with certainty, the Group may hedge against it to minimize foreign currency expense. However, such hedging is based on estimates of liabilities and future revenues and will not fully eliminate future foreign currency exchange fluctuations. To the extent that that the Group’s foreign currency assets and liabilities are not matched, fluctuations in exchange rates between pounds sterling, the US dollar and the euro may result in an adverse translation effect on the Group’s operating profit and net income. In addition, if the currencies in which the Group earns its revenues and/or holds its cash balances weaken against the currencies in which it incurs its expenses, this could adversely affect the Group’s profitability and liquidity.

Results of Operations

The following table shows certain income statement data for the eight month transition period ended December 31, 2003, and the three-year period ended April 30, 2003.

	Years ended April 30,			Eight months ended
				December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Revenue	4,616	14,766	9,143	8,631
Costs and expenses
Cost of goods sold	—	—	(418)	(228)
Research and development expenditure	(43,291)	(38,152)	(30,512)	(26,890)
Selling, general & administration expenses	(9,485)	(11,732)	(14,276)	(10,901)
Other operating (expenses) / income	(276)	164	(186)	—

Total operating costs & expenses	(53,052)	(49,720)	(45,392)	(38,019)

Operating loss	(48,436)	(34,954)	(36,249)	(29,388)
Profit/(provisions for loss) on disposal of fixed assets	—	2,505	—	(2,988)
Merger transaction expenses	—	—	—	(5,396)
Amount written off investments	(799)	(324)	(799)	(862)
Costs of restructuring	(1,182)	—	—	—

Net Interest	4,199	2,783	2,803	1,770

Loss before provision for income taxes	(46,218)	(29,990)	(34,245)	(36,864)
Provision for income taxes	1,849	2,899	3,659	2,645

Net loss	(49,369)	(27,091)	(30,586)	(34,219)

The table below shows some comparative, unaudited income statement data for the eight months ended December 31, 2002. The results of operations from such period have been fully reflected in fiscal 2002 and are provided here solely for comparative purposes.

Transition period comparative data

	Eight months ended December 31,
	2002	2003
	(unaudited)	£000
	£000
Revenues	6,095	8,631
Gross profit	5,817	8,403

Income before income taxes	(22,830)	(36,864)
Income taxes	2,439	2,645

Net income	(20,391)	(34,219)

Comparative Discussion of Transition Period Ended December 31, 2003 and Fiscal Years Ended April 30, 2003, 2002 and 2001 (UK GAAP)

Revenue

Product sales and royalties in the transition period of £2,592,000 increased from £2,097,000 in fiscal 2003 primarily due to an increase in the sales of frovatriptan resulting from an improvement in market share in the United States, as well as the first full-period contribution of frovatriptan sales in Germany, where frovatriptan was launched in November 2002. The increase in fiscal 2003 compared to product sales and royalties amounting to £799,000 in fiscal 2002 was due to the launch of frovatriptan in the United States in June 2002 and in Germany in November 2002. The increase in fiscal 2002 compared to product sales and royalties of £491,000 in fiscal 2001 reflected a royalty following the disposal of British Biotechnology Products Limited in 1993 and government grant income received in fiscal 2002.

During the eight month period ended December 31, 2003 and the three years ended April 30, 2003, the Group earned income under a number of collaborative agreements as set out in the following table. The amounts received are non-refundable.

	Years ended April 30,			Eight months ended
				December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Oscient Corp.	—	—	420	2,820
Serono Inc	1,300	1,378	568	—
Roche	2,825	530	—	1,230
Elan	—	12,059	6,058	1,872
Other	—	—	—	117

	4,125	13,967	7,046	6,039

During the transition period, Vernalis recognized the remaining £2,820,000 of revenue from Oscient following the termination of the original agreement with GeneSoft in August 2003, as compared to £420,000 in fiscal 2003, which related to the resources committed in that period.

The Group did not earn any revenues from its collaboration with Serono during the transition period following the termination of the research agreement in October 2003. The Group earned £568,000 of revenue from Serono during fiscal 2003 in connection with the resources committed in that period relating to the research agreement. In fiscal 2002, the Group earned £1,378,000 due to the resources committed in that period relating to the research agreement. In fiscal 2001, revenue earned from Serono amounted to £1,300,000. The revenue recognized in each year reflected the allocation over the life of the collaboration of $5 million received in fiscal 2001, in proportion to the resources committed during each period.

In the transition period, the Group earned £1,230,000 of revenue from Roche comprising research funding for its obesity program. No revenues were recognized in fiscal 2003. In fiscal 2002, the Group received £530,000 from Roche relating to its obesity program and, in particular, a milestone payment on entry into Phase I. In fiscal 2001, the Group earned total income of £2,825,000 from Roche relating to the collaboration on its obesity program, made up of £2,100,000 of research funding and a £725,000 milestone payment following selection of VR-1065 as a clinical development candidate.

Three milestone payments have been received from Elan, which are being recognized as income in proportion to the resources committed by Vernalis in each period. These milestone payments were: £10.3 million in fiscal 2001 relating to the FDA approval of frovatriptan in the United States; £3.7 million in fiscal 2002 following the launch of frovatriptan in the United States; and the waiver of a loan of £7.5 million in fiscal 2002. As a result, income of £1,872,000 was recognized in the transition period, £6,058,000 was recognized in fiscal 2003, and £12,059,000 in fiscal 2002.

In the transition period, the Group earned £117,000 of revenue in connection with other research collaborations.

Cost of goods sold

Cost of goods sold in fiscal 2003 reflected costs to manufacture frovatriptan for the European market.

Research and development expenses

Research and development expenditure in the transition period reflected an eight-month period and the inclusion of all three group companies before post-integration infrastructure savings. Research and development expenditure in fiscal 2003 decreased, as compared to fiscal 2002, by £7.7 million due to reduced infrastructure costs. The reduced infrastructure costs in fiscal 2003 follows the agreement with OSI in August 2001 to transfer certain pre-clinical facilities, together with a general reduction in headcount across the Group. The reduction in infrastructure costs in fiscal 2002 as compared to fiscal 2001 was also due to the transfer of certain pre-clinical facilities to OSI.

For a detailed breakdown of external research and development expenses during the transition period and the fiscal years 2003, 2002 and 2001, see above under “Principal Factors Affecting Results of Operations and Financial Condition — Research and Development Expenses”.

Selling, general & administration (SG&A) expenses

SG&A expenses in the transition period of £10.9 million comprise: £2.3 million in respect of restructuring costs in connection with the integration of Vernalis Group and RiboTargets; £3.0 million of amortization of goodwill relating to the acquisitions of RiboTargets and Cerebrus (by Vernalis Group prior to the merger); and other administrative costs of £5.6 million reflecting the operating costs of the three combined businesses before significant cost cutting.

SG&A expenses for fiscal 2003 were lower due to there being no amortization of goodwill on RiboTargets and a lower level of restructuring costs of £1.6 million. The results of RiboTargets are not included in this year.

SG&A expenses in fiscal 2002 and fiscal 2001 were lower because of smaller restructuring costs in the periods, and amounted to £11.7 million in fiscal 2002 and £9.5 million in fiscal 2001.

Operating loss

Operating loss in the transition period of £29.4 million reflects the factors referred to in the commentary above. The pro-rata losses are higher in the transition period than for fiscal 2003 because the transition period includes the results of RiboTargets, which was acquired on April 23, 2003. The modest increase in operating loss from £34,954,000 in fiscal 2002 to £36,249,000 in fiscal 2003 was primary attributable to lower milestone payments recognized from Elan in 2003 as compared to 2002 and higher SG&A expenses in connection with the Group’s restructuring programs undertaken in 2003, partly offset by lower research and development expenditure due to reduced infrastructure costs during the same period. The decrease in operating loss from £48,436,553 in fiscal 2001 to £34,954,000 in fiscal 2002 reflected increased revenues from Elan in fiscal 2002 and the benefit of the sale of certain pre-clinical facilities to OSI and reduced headcount across the Group.

Profit/ (provision for loss) on disposal of fixed assets

Provision for loss on disposal of fixed assets of £2,988,000 in the transition period reflected the Company’s intention to divest its Oxford facility. Profit on disposal of fixed assets of £2,505,000 in fiscal 2002 arose from the transfer of certain of the Group’s pre-clinical facilities and 59 employees to OSI along with the leases of two properties and certain fixed assets.

Merger transaction expenses

Merger transaction expenses have been incurred in 2003 in relation to the merger with Vernalis Group.

Amount written off investments

Amounts written off investments were £862,000 in the transition period, £799,000 in fiscal 2003 and £324,000 in fiscal 2002. In each year, this consisted of an estimate of the permanent impairment in the value of certain investments (BresaGen Ltd, CareScience Ltd, MethylGene Inc.) by reference to their market value.

Costs of restructuring

Costs of restructuring in fiscal 2001 related to the integration of the operations of Vernalis Group plc into the Winnersh site, the closure of its Guildford facility and the related redundancy program.

Net interest

Net interest (interest receivable net of interest expense) was £1,770,000 in the transition period, as compared to £2,803,000 in fiscal 2003, £2,783,000 in fiscal 2002 and £4,199,000 in fiscal 2001.

The decrease in net interest during fiscal 2003 and, fiscal 2002 was due to lower average cash balances and falling interest rates reducing the Group’s interest receivable which amounted to £1,136,000 in the transition period, £2,129,000 in fiscal 2003, £3,651,000 in fiscal 2002 and £4,756,000 in fiscal 2001.

Interest expense amounting to £544,000 in the transition period, £739,000 in fiscal 2003, £868,000 in fiscal 2002 and £557,000 in fiscal 2001 primarily consisted of payments on a fixed-rate mortgage by a fixed charge secured on three of the Group’s freehold properties and on various finance leases.

Provision for income taxes

No liability for UK corporation tax has arisen in any of the periods to December 31, 2003. The Group had losses, as computed for taxation purposes, of approximately £413 million at December 31, 2003, (£412 million at April 30, 2003 and £393 million at April 30, 2002) available to be carried forward to future periods.

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

In accordance with the provisions of the Finance Act 2000 in respect of Research and Development Allowances, the Group is entitled to claim tax credits for certain research and development expenditure. The tax credit receivable by the Group the transition period amounted to £2,645,000 (2003: £3,659,000; 2002: £2,899,000; 2001: £1,849,000).

Net loss

Net loss in the transition period of £34.2 million reflects the factors referred to above, and in particular is higher than in previous periods, on a pro-rata basis due to the provision for loss on disposal of £3.0 million and merger transition expenses of £5.4 million. The increase in net loss from £27,091,000 in fiscal 2002 to £30,586,000 in fiscal 2003 reflected a higher operating loss during the same period and the profit recognized in 2002 on the sale of certain pre-clinical activities to OSI. A decrease in net loss from £44,369,000 in fiscal 2001 to £27,091,000 in fiscal 2002 was attributable to a higher operating loss, costs of restructuring and lower provision for income taxes, partly offset by higher net interest for fiscal 2001.

Liquidity and Capital Resources

Since Vernalis’ foundation, cash expenditures have exceeded revenues. The Group has financed its research and development operations primarily by the issuance of equity securities, acquisitions, revenues from joint development and licensing agreements, interest earned on cash deposits and a mortgage of £4 million. For information on the Company’s development of share capital, see Item 10B, “Additional Information — Share Capital.”

Since the US and first European launches of frovatriptan, in June and November 2002 respectively, Vernalis has received quarterly royalty revenues from its US and European licensees, on sales of frovatriptan in those markets. Following the re-acquisition of the North American rights to frovatriptan from Elan on May 18, 2004, Vernalis receives direct sales revenue from the sales of frovatriptan in the United States. The Group also receives sales revenues from Menarini, its European licensee, for supply of finished frovatriptan product for European markets.

The Group plans to generate its commercial returns through sales of frovatriptan and by actively seeking partners for its products in all territories in the world while retaining commercialization rights for certain products in niche markets. The Group’s cash resources will be used to expand and progress the portfolio of development products and research programs principally focused on oncology and diseases of the central nervous system. Substantial increases in administrative support costs, marketing and commercialization expenditure will only be incurred once product approvals are certain.

The Group’s operating cash outflows consist principally of:

•	payroll and related staff costs;

•	payments to contract research organizations and consultants working on its development projects;

•	payments to suppliers of consumables used in its research laboratories;

•	lease payments, property taxes and other costs relating to its facilities;

•	payments to professional advisers; and

•	payments to third parties under the terms of its collaboration agreements.

Cash Outflows and Net Funds (UK GAAP)

The following table shows certain cash flow data for the transition period ended December 31, 2003, and the three year period ended April 30, 2003:

	Years ended April 30,			Eight months ended
				December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Net cash outflow from operating activities	(40,644)	(30,302)	(36,448)	(34,089)
Returns on investments and servicing of finance	5,042	3,026	1,952	659
Taxation	1,703	1,618	3,169	2,783
Capital expenditure	6,569	799	(4,299)	(16)

Cash utilized by operations	(27,330)	(24,859)	(35,626)	(30,663)
Acquisitions — purchase of subsidiary undertakings	—	—	1,967	—
Management of liquid resources	21,260	19,453	27,443	25,786
Financing	6,531	4,757	6,215	6,478

Increase/(decrease) in cash in the period	461	(649)	(1)	1,601

In the transition period an operating loss of £29.4 million resulted in a cash outflow of £34.1 million. This increase principally related to adverse working capital movements, in particular a reduction of £4.8 million in deferred income (consistent with the Group’s revenue recognition policies), and £5.4 million of merger expenses paid that were not included within operating loss, offset by non-cash items including the disposal of intangible fixed assets of £1.8 million, amortization of £4.0 million, and depreciation of £1.6 million.

In fiscal 2003, an operating loss of £36.2 million resulted in a cash outflow of £36.4 million. This was principally due to adverse working capital movements, offset by depreciation and amortization.

In fiscal 2002 an operating loss of £35 million resulted in an operating cash outflow of £30.3 million. This reduction was due principally to the receipts from Elan that are being recognized in the profit and loss account in later periods.

In fiscal 2001 an operating loss of £48.4 million resulted in a cash outflow of £40.6 million. This reduction was principally due to receipts from Elan of £12.7 million, much of which was recognized in the profit and loss account in later periods.

During the transition period, capital expenditure was £180,000 on general equipment, which was primarily offset by proceeds of £162,000 from the sale of the investments held in CareScience.

In fiscal 2003, capital expenditure was £1,310,000 on plant and machinery and the laboratory and office refurbishment in Oxford, offset by proceeds from the sale of assets of £238,000 following the transfer of certain employees and equipment to Evotec OAI. In addition, the purchase of intangible fixed assets amounted to £3,227,000 following a payment to GSK of $5 million.

In fiscal 2002, capital expenditure was £0.8 million, comprising £2.6 million on the laboratory and office refurbishment (mainly on the Oxford site), £1.4 million on the purchase of shares in MethylGene, and the purchase of intangible fixed assets of £2.5 million included £1.4 million in payments to MethylGene to acquire licenses to develop their intellectual property and a milestone payment to BresaGen. Capital expenditure in fiscal 2002 was offset by proceeds from the sale of assets of £7.3 million, relating to the sale of certain pre-clinical facilities to OSI.

In fiscal 2001, capital expenditure was £6.6 million, comprising £1.8 million on plant and machinery, £1.6 million on the purchase of investments in BresaGen and CareScience and £1.3 million in payments to ImmunoGen and BresaGen. Capital expenditure in fiscal 2001 was offset by proceeds from the sale of assets of £11.3 million, relating to the sale and leaseback of the Oxford property.

Cash received from the management of liquid resources reflects movements from time to time in the composition of cash and liquid investments that are used to finance future capital requirements of the business.

Cash received from financing in the transition period was £6.5 million. This principally relates to net proceeds of £14.4 million from the fundraising by Vernalis in May 2003, offset by the repayment of loans to Roche totaling £7 million. Cash received from financing in fiscal 2003 of £6.2 million, consists primarily of the receipt of a loan from Roche of £7 million, offset by capital payments on the finance leases and mortgage on the Oxford property. Cash received from financing in fiscal 2002 and fiscal 2001 (£4.8 million and £6.5 million respectively) relates principally to the receipt of loans from Elan of $10 million, together with an equity purchase by Elan in December 2000.

The table below shows the Group’s net funds as at December 31, 2003.

£000
Cash	1,885
Short-term deposits and investments	22,329

24,214

Secured loan due within one year	(270)
Secured loan due after one year	(1,215)
Finance leases	(756)

Net funds	21,973

As at April 30, 2004, cash and short-term deposits and investments amounted to £12.0 million.

The Group maintains a policy of conservative cash management by placing surplus funds on deposit with a range of major international banks and building societies. Short-term deposits are for fixed terms at fixed rates of interest and the investment objective is to achieve market returns while protecting the capital value. Short-term investments are investments in a money market managed fund that is repayable within 48 hours. Cash equivalents and short-term deposits are predominantly held in UK sterling. The Group does not have any committed or uncommitted bank facilities.

Table of contractual cash obligations

The table below shows the contractual obligations and commercial commitments as at December 31, 2003.

	Payments due (£000)
		Less than			More than
	Total	one year	2-3 years	4-5 years	five years
Secured loan (i)	1,485	270	540	540	135
Obligations under finance leases	756	738	18	—	—
Operating lease commitments (ii)	31,112	2,294	4,534	4,502	19,782
Commitments under license agreements (iii)	12,450	—	1,250	1,900	9,300
Capital commitments	—	—	—	—	—

Total	45,803	3,302	6,342	6,942	29,217

Additionally, the Group is committed to make payments to GSK under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan. The Group is committed to total payments of $15 million, comprising $2.5 million paid in March 2004, $7.5 million in September 2004 and $5 million in September 2005. In addition, a further single payment of $5 million is due from September 2006 onwards, if cumulative global sales of frovatriptan exceed $300 million. The full liability of $20 million has been recognized in other creditors in the financial statements at December 31, 2003.

(i)	The Group has a secured loan outstanding that is secured over the Group’s freehold properties. The total amount outstanding at December 31, 2003 was £1,485,000. This is repayable quarterly in equal installments over the remaining five years of the loan.

(ii)	Operating lease commitments relates primarily to leases on the Group’s properties at Cambridge and Winnersh.

(iii)	Commitments under license agreements are contingent upon successful product development, registration and approval, primarily relating to license agreement with Monash University and the Institute of Cancer Research. See also Item 4D “Information on the Company — Commercial Collaborations” and Note 19 to the consolidated financial statements. In addition the Company has commitments relating to ongoing clinical trials of its products under development.

There was no expenditure that had been authorized but not contracted for at December 31, 2003.

Comparative Results of Transition Period Ended December 31, 2003 and Fiscal Years Ended April 30, 2003, 2002 and 2001 (US GAAP)

The following table shows certain income statement data for the eight month transition period ended December 31, 2003, and for the three year period ended April 30, 2003. The results under US GAAP exclude all transactions of Vernalis Group plc prior to August 31, 2003. The operating losses that were excluded from the results under US GAAP were £4.6 million in the transition period, £13.1 million in fiscal 2003, £9.9 million in fiscal 2002, and £21.0 million in fiscal 2001.

	Year ended April 30,			Eight months ended
				December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Revenues:
Product sales and royalties	—	—	—	2,022
Collaborations	1,588	1,450	1,078	2,987

Total Revenues	1,588	1,450	1,078	5,009
Costs and expenses:
Cost of sales	—	—	—	(179)
Research and development	(23,578)	(20,782)	(14,292)	(22,084)
Selling, general and administrative	(4,124)	(3,377)	(6,658)	(5,497)
Acquired in-process research and development	(1,089)	(898)	(5,077)	(4,091)
Amortization of intangibles	(146)	(474)	—	(2,739)
Gain / (loss) on sale of property	—	2,505	—	(2,988)

Total costs and expenses	(28,937)	(23,026)	(26,027)	(37,578)
Loss from operations	(27,349)	(21,576)	(24,949)	(32,569)
Other income (expense):
Investment income	3,449	2,542	1,435	1,941
Realized (loss / gain on marketable securities, net	(275)	275	80	(40)
Amounts written of investments	(799)	(324)	(799)	(862)

Net loss before income taxes	(24,974)	(19,083)	(24,233)	(31,530)
Research and development tax credit	130	1,608	1,738	2,249

Net loss attributable to shareholders	(24,844)	(17,475)	(22,495)	(29,281)

Cash Outflows and Cash and Cash Equivalents (US GAAP)

The following table shows certain cash flow data for the eight month transition period ended December 31, 2003, and for the three year period ended April 30, 2003.

	Year ended April 30,			Eight months ended
				December 31
	2001	2002	2003	2003
	£000	£000	£000	£000
Net cash used in operating activities	(17,820)	(18,209)	(19,751)	(26,691)
Net cash provided by (used in) investing activities	15,587	4,109	40,990	25,436
Net cash provided by financing activities	(513)	(463)	(845)	(7,410)

	Year ended April 30,		Eight months ended December 31
	2002	2003	2003
Reduction in cash, cash equivalents and marketable securities under US GAAP	14,322	6,408	19,752
Reduction in cash, short-term deposits and investments under UK GAAP	20,040	14,528	24,240

Additional reduction under UK GAAP	5,718	8,120	4,488

The Group had cash and cash equivalents and marketable securities of £24.3 million as at December 31, 2003.

Trend Information

The integration of the Company, Vernalis Group and RiboTargets Holdings plc was completed in the first quarter of 2004 to achieve anticipated full-year cost savings of approximately £12.9 million. Further post-merger restructuring has been implemented in the second quarter of 2004 to reduce headcount to 110. Headcount may increase in the future as a result of the reacquisition of the North American rights to frovatriptan.

In the short term and no later than December 31, 2004, the Group will have to secure additional funds either through an equity fund raising or a new collaboration agreement with respect to the North American rights for frovatriptan, in order to fund payments of approximately a further $25 million due to Elan by December 31, 2004 in connection with the re-acquisition of the North American rights to frovatriptan and the purchase of related inventory. A downturn of the capital and/or debt markets and/or a deterioration in the Group’s business could delay an equity issue and lead to alternative but more costly means of financing to the Company which, in turn, could adversely affect the ability of the Group to implement its business strategy, including the promotion of frovatriptan and product research and development. The Group had £12.0 million of cash at April 30, 2004.

The Group believes that the reacquisition of the North American rights to frovatriptan will benefit it in the short term through enhanced cash flows from full sales, net of related costs, of frovatriptan in the United States, and will eventually lead to a considerable increase in the Group’s revenue from North American sales of frovatriptan. Sales of frovatriptan could, however, suffer in the short term during the transition period following the termination of the arrangement with Elan and until the Group finds a new commercial partner or builds up its own sales force to support the promotion of frovatriptan in the United States (in the first quarter of 2004, Elan reported sales of frovatriptan of $7.6 million). Building up its own sales force could impose significant additional cash requirements on the Group that are likely to require external financing.

The Group expects to announce Phase Ic results for V140 in the third quarter of 2004, and to provide a Phase I update for V2006 and initiate a confirmatory MAM Phase III efficacy study in the second half of 2004. For information on Vernalis’ current research and development expenses, see above under “Principal Factors Affecting Results of Operations and Financial Condition — Research and Development Expenditure”.

The Group’s management is considering a number of options to maintain the Group’s business beyond 2004, including entering into business combinations with other biotechnology companies that could also enhance the Group’s ability to exploit its technologies and research and development capabilities, as well as to further reduce costs. The Group may also seek to raise additional funds through public equity offerings and/or offerings of debt securities or preferred shares, the terms of which may impose restrictions on the Group’s operations and financial management. There can be no assurances that such offering would be available, or, if available, that it would be on commercially reasonable terms. If the Group’s plans or assumptions are inaccurate, it might need to seek capital sooner than currently anticipated. If the Group is unable to secure additional funding the Group may be required to delay, reduce or eliminate some or all of its programs or otherwise readjust its business plan to reduce costs.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

During the transition period the Company’s annual general meeting was held on October 1, 2003 at Barber-Surgeons Hall, Monkwell Square, London EC2Y 5BD. Dr Fellner, Mr Sturge, Mr Kent, Mr Worrall, Dr Hutchison, Mr Kennedy, Ms Ferguson and Dr Read who were appointed by the directors since the 2002 annual general meeting, retired in accordance with Article 86 of the Company’s Articles of Association and were reappointed. Mr Weir retired by rotation and was re-elected.

At the forthcoming Annual General Meeting on June 24, 2004 Mr Kent, Mr Merrifield and Mr Williams will retire by rotation. Mr Merrifield, being eligible, will be proposed for re-election. None of the directors retiring by rotation have a service contract with the Company. Mr Merrifield intends to retire at the end of 2004. Dr Baxter, who has been appointed since the 2003 annual general meeting, will retire in accordance with the Company’s Articles of Association and, being eligible, will seek re-appointment

Certain information concerning the current Directors of the Company is set forth below. Non-executive Directors are not full-time employees of the Company.

Name	Age	Position/s Held	Period during which Director has served in office
Peter Fellner	60	Executive Chairman	January 2003 — date of filing
Simon Sturge	45	Chief Executive Officer	April 2003 — date of filing
John Hutchison	48	Development Director	September 2003 — date of filing
Anthony Weir	43	Finance Director	April 1999 — date of filing
Peter Worrall	49	Corporate Development Director	September 2003 — date of filing
Allan Baxter	54	Non-executive Director	May 2004 — date of filing
Carol Ferguson	57	Non-executive Director	September 2003 — date of filing
George Kennedy	63	Deputy Chairman, Senior Independent Director	September 2003 — date of filing
Ian Kent	60	Non-executive Director	April 2003 — date of filing
Keith Merrifield	62	Non-executive Director	December 1995 — date of filing
Peter Read	65	Non-executive Director	September 2003 — date of filing
Eugene Williams	44	Non-executive Director	January 2001 — date of filing

No Director is related to any other. Biographical information with respect to the Directors is as follows:

Peter Fellner (60)

Dr Fellner was appointed as Chairman in January 2003, and as Executive Chairman in April 2003. He is also Chairman of Celltech Group plc, having previously been Chief Executive since 1990. Before joining Celltech he was Chief Executive of Roche UK from 1986 to 1990. Prior to this he was Director of the Roche UK Research Centre, and previously Director of Research at Searle UK Research Laboratories. Dr Fellner is also Chairman of two private biotechnology companies, Astex Technology Ltd and Ionix Pharmaceuticals Ltd, and is a director of Isis Innovation Ltd and a member of the Medical Research Council.

Simon Sturge (45)

Mr Sturge was appointed to the Board as Chief Executive Officer in April 2003. He has more than 20 years’ experience in the pharmaceutical industry. After graduating in biology from Sussex University in 1980 Mr Sturge became Product Manager of Napp Laboratories, Head of Sales and Marketing at Smiths Industries and Business Development Manager at Astra Pharmaceuticals. He joined Celltech in 1988 and was appointed Chief Executive of Celltech Biologics plc (now Lonza Biologics plc) in 1995 before joining RiboTargets Holdings plc as Chief Executive. He founded RiboTargets in July 1997 when it was spun out from the Medical Research Council’s Laboratory of Molecular Biology with a £7 million venture capital investment.

John Hutchison (48)

Dr Hutchison was appointed as Development Director on September 1, 2003 following the merger with Vernalis Group. Prior to that he was Senior Vice President Development and Chief Medical Officer of Vernalis Group. In February 2000, he was appointed a Director of Vernalis Group where he was responsible for drug development, taking potential new therapies from early pre-clinical testing through to registration and commercialization. He was previously a main board director of Cerebrus where he was also responsible for drug development since joining the company in 1997. He began his industrial career 15 years ago as a clinical pharmacologist with Fisons, before moving to Experimental Medicine with Astra Pharmaceuticals Ltd. In addition to being a UK registered physician, Dr Hutchison has a first class Honors degree in human physiology and a PhD in Neuroscience from the University of Liverpool. Dr Hutchison is a Fellow of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine in London.

Anthony Weir (43)

Mr Weir has a degree in mathematics from Oxford University and is a Fellow of the Institute of Chartered Accountants. Following qualification he advised a variety of businesses as a financial consultant, joining the Company in 1990 as Chief Accountant and Company Secretary. In April 1999 he was promoted to the Board as Finance Director with responsibility for Finance, Corporate Communications, Facilities and IT. Following the combination with RiboTargets he continues as Finance Director.

Peter Worrall (49)

Mr Worrall was appointed as Corporate Development Director on September 1st, 2003 following the merger with Vernalis Group. Mr Worrall joined Vernalis Group in 1993 and was appointed to the board of that company in February 1997 as Finance Director. In March 2003, he became acting Chief Executive Officer of Vernalis Group. Prior to joining Vernalis Group, Mr Worrall served as Finance Director of Danby Medical, which was acquired by Baxter Healthcare Corporation in 1993. He has over 22 years’ experience in the healthcare industry, including seven years with Imed Corporation becoming general manager of its UK subsidiary before founding his own company, Isys Medical, which he sold to Danby in 1991. He received a Masters degree in economics from the University of St Andrews and qualified as a chartered accountant with Arthur Andersen in 1980.

Allan Baxter (54)

Appointed to the Board as a Non-Executive Director in May 2004, Dr Baxter is Senior Vice President, Drug Discovery at GlaxoSmithKline (GSK) with worldwide responsibility for GSK’s early stage portfolio of new chemical entities up to the end of Phase II. Since the formation of GSK, he has led the drug discovery activities within R&D, as well as organizational and process redesign of this critical stage of the R&D process, with a resultant two-threefold increase in drug discovery productivity. He graduated in Chemistry at the University of Strathclyde and has a PhD in Biochemistry from the University of Glasgow. His industry experience spans 24 years with Glaxo, Glaxo Wellcome and GSK, during which time he has served on the Boards of Glaxo Wellcome Research and Development Ltd, Affymax Technologies NV, Affymax Research Institute, the Edward Jenner Institute for Vaccine Research, and Foundation Council of the Swiss Institute for Bioinformatics. He is also currently a member of the Scientific Advisory Board of ITI Life Sciences.

Carol Ferguson (57)

Carol Ferguson was appointed as a Non-Executive Director on September 1st, 2003. She joined the Board of Vernalis Group as a Non-Executive Director in May 2002. She began her investment career with Ivory and Sime, an Edinburgh fund management group. Thereafter she moved to Wood Mackenzie then a stock broking company, becoming a partner in 1984. Her most recent position was as Finance Director for Timney Fowler, a textiles company. Her current appointments include the Dental Practice Board, where she is a non-executive director and chairs the Audit Committee, and the Chartered Accountants Compensation Scheme where she is a non-executive director. She is also a non-executive director of Gartmore Smaller Companies Investment Trust plc, Monks Investment Trust plc and of the Association of Investment Trusts Companies. Ms Ferguson has a Masters degree in Philosophy and Economics from St Andrews University and was admitted as a member of the Institute of Chartered Accountants of Scotland in 1973.

George Kennedy (63)

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

Ian Kent (60)

Appointed to the Board in April 2003 Mr Kent was Non-Executive Chairman of RiboTargets. He is also a non-executive director of Biofocus plc and Chairman of Ardana Bioscience Ltd, Intercytex Ltd, LGC Holdings Ltd and Etiologics Ltd.

Keith Merrifield (62)

Appointed to the Board in 1995, Mr Merrifield was formerly a main Board Director of Wellcome plc from 1990 until its acquisition in 1995 by Glaxo Holdings plc, with responsibility for marketing and international operations. Until May 2003, Mr Merrifield was also a non-executive director of Coats plc.

Peter Read (65)

Dr Read was appointed as a non-executive Director on September 1, 2003. He joined the board of Vernalis Group as a Non-Executive Director in March 1998. He is a former chairman of the Hoechst Group of Companies in the UK and a past President of the Association of the British Pharmaceutical Industry. Current appointments include Non-Executive Directorships of each of Celltech Group plc, SSL International plc and Innogenetics Group. He is a Board Member of the South East of England Development Agency and chairs its Business Board. He is a Fellow of the Royal College of Physicians and of the Faculty of Pharmaceutical Medicine. In January 2000 he was awarded a CBE for services to the pharmaceutical industry.

Eugene Williams (44)

Appointed to the Board in January 2001, Mr Williams is also Senior Vice President, Therapeutics and General Manager of immune mediated diseases at Genzyme Corp. in the US. Mr Williams also sits on the Board of Directors of Adheris, Inc.

Board changes

Mr Tim Edwards served as an Executive Director during the transition period until he stepped down from the Board on September 10, 2003.

B  Compensation

The aggregate amount of compensation paid to all Directors of the Company as a group by the Company and its subsidiaries for services in all capacities during the transition period was £1,137,000. This amount includes directors’ fees, salaries and bonus payments, but excludes amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors of the Company by the Company and its subsidiaries during the transition period was £104,000.

The remuneration of each of the Directors who served during the transition period in 2003 is set out below. For details regarding share options held by directors, see Item 6F. Share Options.

			Performance-	Compensation	December	April	December	April
			related	for loss	2003	2003	2003	2003
	Salary/fees	Benefits	bonus	of office	Total	Total	Pension	Pension
	£000	£000	£000	£000	£000	£000	£000	£000
Executive
Dr P J Feller (Chairman)	136	—	—	—	136	37 (iv)	—	—
S J Sturge (CEO)	200	9	—	—	209	7 (iv)	38	—
Dr J B Hutchison (ii), (v)	59	4	—	—	63	—	11	—
A J Weir	120	9	—	—	129	225	23	31
P B Worrall (ii), (v)	75	4	—	—	79	—	14	—
T P W Edwards (i)	99	5	—	302	406	276	18	40
Dr E P Goldstein (iii)	—	—	—	—	—	749	—	40

	689	31	—	302	1,022	1,294	104	111

			Performance-	Compensation	December	April	December	April
			related	for loss of	2003	2003	2003	2003
	Salary/fees	Benefits	bonus	office	Total	Total	Pension	Pension
	£000	£000	£000	£000	£000	£000	£000	£000
Non Executive
C C Ferguson (ii), (v)	11	—	—	—	11	—	—	—
I F Kent	27	—	—	—	27	2	—	—
G M Kennedy (ii), (v)	20	—	—	—	20	—	—	—
K J Merrifield	23	—	—	—	23	23	—	—
Dr P R Read (ii), (v)	11	—	—	—	11	—	—	—
E W Williams	23	—	—	—	23	23	—	—
C Hampson (iii)	—	—	—	—	—	60	—	—
Dr P A Nicholson (iii)	—	—	—	—	—	15	—	—
P G Rogerson (iii)	—	—	—	—	—	23	—	—

	115	—	—	—	115	146	—	—

Total	804	31	—	302	1,137	1,440	104	111

(i)	Remuneration from May 1, 2003 to September 26, 2003 (date of resignation as director September 10, 2003). Compensation for loss of office was paid in cash and was based on his 12-month notice period. In addition to the compensation for loss of office, an amount of £150,000 was paid in respect of consultancy provided by Mr Edwards following his resignation.

(ii)	Remuneration from date of appointment, September 1, 2003.

(iii)	Remuneration from May 1, 2002 to date of resignation.

(iv)	Remuneration from date of appointment to April 30, 2003.

(v)	During the period (and for the year ended April 30, 2003 the remuneration paid by Vernalis Group to the Directors of Vernalis is set out below.

			Performance-	Compensation	December	April	December	April
			related	for loss of	2003	2003	2003	2003
	Salary/fees	Benefits	bonus	office	Total	Total	Pension	Pension
	£000	£000	£000	£000	£000	£000	£000	£000
P B Worrall (vi)	76	—	23	—	99	226	—	—
Dr J B Hutchison (vii)	52	5	23	—	80	201	8	18
G M Kennedy	18	—	50	—	68	55	—	—
Dr P R Read	11	—	—	—	11	39	—	—
C C Ferguson	11	—	—	—	11	39	—	—

	168	5	96	—	269	560	8	18

(vi)	On September 1, 2003 16,137 Ordinary shares of 10 pence each in Vernalis Group awarded to Mr Worrall under that company’s Restricted Share Scheme vested and were transferred to him.

(vii)	Dr Hutchison’s performance-related bonus includes £5,250 under-accrued in the previous accounting period. Comparatives have not been restated for this.

During the transition period (and for the year ended April 30 2003), the remuneration paid by Vernalis Group to other Directors of that company is set out below.

			Performance-	Compensation	December	April	December	April
			related	for loss	2003	2003	2003	2003
	Salary/fees	Benefits	bonus	of office	Total	Total	Pension	Pension
	£000	£000	£000	£000	£000	£000	£000	£000
Dr C T Dourish (viii)	57	6	12	—	75	223	16	14
R G Mansfield (ix)	—	—	—	—	—	755	—	—
Sir William Asscher	—	—	—	—	—	8	—	—
M E Jaffe	28	—	—	—	28	32	—	—

	85	6	12	—	103	1,018	16	14

(viii)	Dr Dourish’s performance-related bonus includes an adjustment for £5,950 over-accrued in the previous accounting period. Comparatives have not been restated for this.

(ix)	In September 2003, Mr Mansfield realized a gain of £9,687 on the exercise of 101,964 share options in Vernalis Group plc with an exercise price of 59 pence per share.

Total emoluments of the highest-paid Director, excluding pension contributions, amounted to £406,000 (April 2003: £749,000). Pension contributions made during the period for the highest-paid Director were £18,000 (April 2003: £40,000). The Company’s policy is not to pay an expense allowance to Directors.

Total amounts set aside or accrued during fiscal 2003 to provide pension contributions to directors amounted to £104,000.

C  Service Contracts

All Executive Directors hold service contracts with Vernalis. The Company’s policy in entering into service contracts with Executive Directors, including the Chairman, is to enable the recruitment of high-quality executives and to obtain protection from their sudden departure to competitor companies. In addition, service contracts are an important element in maintaining maximum protection for the Group’s intellectual property rights and other commercially sensitive information. All service contracts are approved by the Committee and are one-year rolling contracts. Each service contract may be terminated by mutual agreement or by either party giving 12 months notice to the other. If an Executive Director is guilty of serious misconduct, serious breach (after due warning) or persistent breach of failure to carry out his duties then the Company is entitled summarily to terminate his service contract without notice and without paying compensation in respect of that termination. Should an Executive Director be dismissed he would receive a sum equal to 12 months’ pay and benefits (unless for gross misconduct, or the like, where no payments would be made).

The service agreements of Dr Fellner and Mr Sturge were made on March 21, 2003 and came into effect on completion of the acquisition of RiboTargets Holdings plc on April 23, 2003. The service agreement of Mr Weir was made on June 24, 1999. The service agreements of Dr Hutchison and Mr Worrall were made on July 2, 2003 and came into effect on the offer to acquire the entire issued share capital of Vernalis Group plc becoming unconditional on September 1, 2003.

Mr Edwards’ service agreement was made on June 24, 1999. Mr Edwards resigned from the Board on September 10, 2003, and ceased employment on September 26, 2003. Mr Edwards received a compensation payment for loss of office. He has subsequently provided consulting services to the Company for which he received £150,000.

Each executive director other than Dr Fellner is entitled to terminate his employment at any time within the six months after a Change of Control of the Company (as defined below for this purpose) by giving to the Company not less than 30 days prior notice in writing. Upon such termination, or upon termination without notice by the Company during the six month period, he shall be entitled to receive a payment by way of liquidated damages equal to 12 times his then monthly salary. Change of Control shall take place on the date on which one person or a group of persons acting in concert holds, directly or indirectly any shares in the Company which carry 50 per cent or more of the then voting rights of the Company. Dr Fellner’s service agreement does not contain any provisions relating to change of control of the Company. The agreement with each executive director provides that if before the expiration of the agreement his employment is terminated as part of any arrangements for the amalgamation of the Company the executive director shall be offered employment with the amalgamated company for a period of not less than the unexpired term of his service agreement and in terms not less favorable than the terms of his existing service agreement.

D  Board Practices

The Company is committed to practicing good corporate governance of its affairs as part of its management of relationships with its shareholders and other stakeholders. The Company seeks to uphold, and to report on compliance with, best practice in corporate governance. The Public Company Accounting Reform and Investor Act of 2002, also known as the Sarbanes-Oxley Act of 2002, was enacted on July 30, 2002 and contains significant new rules on corporate governance for US and foreign companies reporting in the United States, especially in the area of audit committee composition and authority.

The Company is closely monitoring SEC rulemaking pursuant to the Sarbanes-Oxley Act of 2002 to ensure its compliance with rules as they become applicable to the Company as a foreign private issuer

The Board

The Board of the Company is responsible for the Group’s system of corporate governance. The Board currently comprises 12 Directors: an Executive Chairman, Dr P J Fellner; a Chief Executive Officer, Mr S J Sturge, three other Executive Directors and seven Non-Executive Directors. The role of Non-Executive Directors is to ensure that independent judgment is brought to Board deliberations and decisions. The Non-Executive Directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the Executive Directors. All Non-Executive Directors are considered by the Board to be independent under applicable UK corporate governance standards. Mr G M Kennedy, Deputy Chairman, is currently the Company’s Senior Independent Director; Mr K J Merrifield was Senior Independent Director until September 1, 2003 Companies are recommended to have a Senior Independent Director by the guidance given by the Financial Services Authority in the UK. The Senior Independent Director is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive Officer, or Chief Financial Officer fails to resolve or for which such contact is inappropriate.

The Chairman was also Chairman of Celltech Group plc throughout the transition period.

All Directors are required to retire and submit themselves for re-election at the first Annual General Meeting after appointment and at least every three years. Subject to their re-election and Companies Act provisions, the Non-Executive Directors are appointed for specified terms.

The Board has agreed procedures for Directors to follow if they believe they require independent professional advice in the furtherance of their duties and these procedures allow the Directors to take such advice at the Company’s expense. In addition, all the Directors have direct access to the impartial advice and services of the Company Secretary. The Company Secretary is accountable to the Board through the Chairman on governance matters. It is the responsibility of the Company Secretary to ensure that Board procedures are followed and all rules and regulations are complied with. Under the direction of the Chairman, the Company Secretary’s responsibilities include facilitating induction and professional development, and ensuring the smooth flow of information within the Board and its committees, and between Non-Executive Directors and senior management. Removal of the Company Secretary is a matter that is specifically reserved for the Board’s consideration. Any new Director receives a comprehensive, formal and tailored induction into the Company’s operations. Appropriate training is provided to new Directors and is also available to other Directors as required.

The terms of reference of the Chairman and Chief Executive Officer have been agreed with the Board and, in accordance with best practice, their roles remain separate. These terms of reference were reviewed in light of the Chairman assuming executive responsibilities on April 23, 2003, and were revised in January 2004.

As part of its leadership and control of the Company, the Board has agreed a list of items that are specifically reserved for its consideration. This list was revised in January 2004. These include business strategy, financing arrangements, material acquisitions and divestments, approval of the annual budget, major capital expenditure projects, risk management, treasury policies and establishing and monitoring internal controls. At each meeting, the Board reviews strategy and progress of the Group towards its objectives, particularly in respect of research and development projects, and monitors financial progress against budget.

The Board meets on a regular basis approximately every two months, with additional meetings when circumstances and urgent business dictate. In the transition period, five meetings of the full Board were held and six of a Board committee established in connection with the merger of British Biotech plc and Vernalis Group plc to form Vernalis plc. There has been full attendance by directors at each of these five full Board meetings. All Directors receive an agenda and board papers in advance of meetings so that they can make an effective contribution at the meeting. In addition, regular informal contact is maintained with Non-Executive Directors. The Board makes full use of appropriate technology as a means of updating and informing all its members.

While the Board retains overall responsibility for, and control of, the Company, day-to-day management of the business is conducted by the Executive Directors. Review of the Group’s principal projects is the responsibility of the management team, which meets every week and comprises the Executive Directors and certain senior employees.

Board Committees

In accordance with best practice, the Company has established Audit, Nominations & Corporate Governance and Remuneration Committees with written terms of reference for each that deal with their authorities and duties. The Board has also established an independent Safety Review Board.

Audit Committee

The Audit Committee is made up entirely of Non-Executive Directors. During the transition period it was chaired by Mr Kent with Mr Williams, Mr Merrifield (until September 18, 2003), Ms Ferguson, Mr Kennedy and Dr Read (all from September 18, 2003) as its other members. Ms Ferguson succeeded Mr Kent as Chair as from January 21, 2004. The Audit Committee is responsible for reviewing the Group’s annual accounts and interim reports prior to their submission for approval to the full Board. The Audit Committee also monitors the Group’s accounting policies, internal financial control systems and financial reporting procedures. The Audit Committee provides a forum through which the Group’s external auditors report to the Board and meets at least once a year with the auditors in the absence of executive management. The Audit Committee also monitors the scope and the results of the audit, the independence and objectivity of the auditors and their performance, confirms their re-appointment, agrees the level of audit fees, and monitors the provision by the auditors of non-audit services. The Audit Committee held five meetings during the period under review. Mr Williams was unable to attend two of these meetings but save for that all members attended all five meetings.

Nominations and Corporate Governance Committee

The Nominations and Corporate Governance Committee was chaired by Mr Merrifield until September 18, 2003 and thereafter has been chaired by Mr Kennedy (who also become a member from that date). The other current members are Dr Fellner, Mr Sturge (from September 18, 2003) and Dr Read (from September 18, 2003). Mr Williams was a member during the transition period until September 18, 2003. The Committee is responsible to the full Board for determining the qualities and experience required of the Company’s Executive and Non-Executive Directors and for identifying suitable candidates. In appropriate cases, recruitment consultants assist in the process. The Committee is also responsible for succession planning and for reviewing, and making recommendations in relation to, the Company’s corporate governance procedures. The Nominations and Corporate Governance Committee met once during the period under review and all members attended.

Remuneration Committee

The Remuneration Committee is made up entirely of Non-Executive Directors and is chaired by Mr Merrifield with Mr Williams, Mr Kent and Mr Kennedy (from September 18, 2003) and Dr Read (from September 18, 2003) as its other members. The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and senior employees. It also determines overall remuneration policy for all other employees and targets for performance-related pay schemes operated by the Company. The Remuneration Committee held four meetings during the period under review and all members attended all such meetings.

Exemptions from Corporate Governance Listing Requirements Under the NASDAQ Marketplace Rules

In connection with the listing of the Company’s ordinary shares in the United States in July 1992, the Company received an exemption with respect to the quorum requirement under Rule 4350(f), which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3 per cent of the outstanding shares of a company’s common voting stock. The Company’s articles of association provide that a quorum for a general meeting of the Company is constituted by two or more shareholders present in person and entitled to vote, except in the case of adjourned meetings where the quorum is one member present in person or by proxy. This quorum requirement is in accordance with U.K. law and generally accepted business practices in the United Kingdom. The Company also obtained an exemption from Rule 4350(g), which requires the solicitation of proxies for all meetings of shareholders. The Company complies with the requirements of UK law and the Listing Rules (Listing Rules) of the UK Listing Authority (UKLA), which require the issue to all registered members of the Company of proxy forms in respect of all resolutions to be proposed at a general meeting of the Company. The proxy forms must be issued with notice of the meeting and must be returned by the shareholder to be received at least 48 hours before the relevant meeting or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting.

The Company also filed with NASDAQ an application for exemption from the recently adopted NASDAQ requirements relating to: (i) composition of the remuneration and nominations committees entirely by independent directors under Rule 4350(c) in conjunction with Rule 4200(15) (c); (ii) composition of the audit committee entirely by independent directors under Rule 4350(d) in conjunction with Rule 4200(15), but not with respect to the independence criteria prescribed in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934; (iii) a minimum of two executive meetings of the Board of Directors’ independent directors under Rule 4350(c); (iv) audit committee approval of related party transactions under Rule 4350(h); (vi) shareholder approval for certain issuances of the Company’s ordinary shares under Rule 4350(i). This application was filed in accordance with Rule 4350(a). The application is pending.

With respect to independence of Directors, under UK law and practice, Mr Kennedy, one of the Company’s directors and a member of the Audit, Remuneration and Nominations and Corporate Governance Committees, can be regarded by the Board as an independent director despite the payment of £50,000 made to him in connection with the merger between the Company and Vernalis Group that renders him non-independent under Rules 4350(c) and 4350(d) in conjunction with Rule 4200(15). Consequently, under the Combined Code, both the Company’s Remuneration and Audit Committees are comprised entirely of independent Non-Executive Directors, however, under NASDAQ requirements and Rules 4350(c) and 4200(15) that would not be the case because of Mr Kennedy’s membership of both committees. In addition, the membership in the Nominations and Corporate Governance Committee of Mr Kennedy, as well as Dr Fellner and Mr Sturge, two Executive Directors, is in accordance with the Combined Code requiring a majority of non-executive directors.

The Company believes that the current representation of Directors in the Nominations and Corporate Governance Committee, the Audit Committee and the Remuneration Committee permits the Board to have a thorough understanding of executive matters while at the same time benefiting from the contribution of independent insights into the Group’s business and corporate governance. In addition, the Board has agreed procedures for Directors to follow if they believe they require independent professional advice in the furtherance of their duties and these procedures allow directors to take such advice at the Company’s expense. Non-Executive Directors also maintain regular informal contact (UK law does not currently require separate meetings of non-executive directors).

Under the Company’s Articles of Association, a Director is not permitted (subject to certain exceptions) to vote as a Director on any contract, transaction, arrangement or other kind of proposal in which he has an interest and which he knows is material. Under UK legislation, a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company must declare the nature of his interest at a meeting of the directors. Under the U.K. Listing Authority Listing Rules, where a transaction is proposed between a listed company or any of its subsidiary undertakings and a related party, prior shareholder approval is generally required, subject to certain exceptions. The related party is not permitted to vote at the meeting. Under UK company law, certain substantial property transactions (involving non-cash assets) between the Company and a director or a person connected with him will, if of the requisite value, need prior shareholder approval.

Under the Listing Rules, equity compensation plans which involve or may involve the issue of new shares or the transfer of treasury shares and certain material amendments thereto must receive prior shareholder approval. Under UK law and practice there are several circumstances where shareholder approval is required before a listed company can issue new shares. Under the UK Takeover Code, which regulates the takeover of companies listed on the London Stock Exchange, if a person or persons acting in concert acquire shares in a listed company which carry 30 per cent or more of the voting rights, that person is required to make a takeover offer for all the shares of the listed company. However, where the listed company issues new shares in itself as consideration for an acquisition such that a person or persons acting in concert hold more that 30 per cent of the voting rights, the UK Takeover Panel will normally waive the obligation which would otherwise arise for such person to make a takeover offer if the independent shareholders of the company approve the share issue. The Listing Rules require the prior approval of shareholders for a “reverse takeover” (which includes an acquisition by a listed company of a business, unlisted company or assets which would result in a change in voting control of the listed company). Under UK law, if a company needs to create additional authorized share capital for a proposed new issue then the prior approval of shareholders is required. Under UK law, any allotment of relevant securities requires authority to be given to the company’s directors either by the company’s articles of association or by the shareholders. For listed companies, guidelines which are customarily and generally followed state that the amount of share capital which can be allotted by the directors without going back for a fresh shareholder approval is restricted to the lesser of one third of the issued ordinary share capital and the unissued but authorized share capital. In addition, under UK law, any issue of equity securities wholly for cash must be made on a pre-emptive basis unless shareholders approve the disapplication of the relevant provisions of UK company legislation. For listed companies, guidelines which are customarily and generally followed state that a any disapplication, without going back to shareholders for a specific authority, be limited to five per cent of the equity share capital in issue at the date of the last audited accounts and impose a cumulative limit, again without going back to shareholders, of 7.5 per cent in any three year rolling period. Furthermore, there are Listing Rules and institutional guidelines relating to the price of a new issue, in certain circumstances. These are prohibitions and guidelines, rather than a requirement for shareholder approval: (i) the Listing Rules provide that the offer price on a vendor placing (a placing of new listed equity shares of an existing class, issued as consideration for the sale to the company of assets or stock by a vendor) should not be at a discount of more than 10 per cent to the middle market price unless the UKLA permits otherwise; (ii) there are institutional guidelines, customarily and generally followed, that on a vendor placing, where more than 10 per cent of the issued equity share capital is being placed or the shares are being placed at a discount of more than five per cent to the market price, existing shareholders should have a 100 per cent “clawback” arrangement (i.e. shares are placed, but subject to clawback for existing shareholders on a pre-emptive basis); (iii) the Listing Rules provide that on an open offer (an offer on a pre-emptive basis to existing shareholders for cash, but with no nil paid trading) the offer price should not be at a discount of more than 10 per cent to the middle market price, unless the UKLA is satisfied that the issuer is in severe financial difficulties or there are other exceptional circumstances; and (iv) the Listing Rules provide that the placing price on a placing of listed equity securities of an existing class may not be at a discount of more than 10 per cent to the middle market price, unless the UKLA is satisfied that the issuer is in severe financial difficulties or there are other exceptional circumstances.

The Company does not currently have a code of conduct for directors and employees in accordance with Rule 4350(n). The Company is in the process of conducting a survey of the existing policies applicable to employees and directors of the three entities, the Company (formerly British Biotech plc), Vernalis Group and RiboTargets Holdings plc, that were combined during 2003 to form the current Group, and intends to adopt a code of conduct for all directors and employees in accordance with Rule 4350(n).

Safety Review Board

The Safety Review Board provides an independent technical review and monitoring of the development programs of the Company to ensure that appropriate risk-benefit analysis is carried out for clinical testing and trials.

E  Employees

At December 31, 2003, Vernalis employed 151 full-time employees. Of these, 44 were PhDs or held other post-graduate qualifications. Additional post-merger restructuring is continuing to take place to reduce the cost base of the business and plans are in hand to reduce headcount further to approximately 110 during H1 2004.

The Company employs a number of temporary employees in Research and Development, Facilities and Biometrics and IT divisions. During the last fiscal year, the average number of temporary employees was seven.

The following table summarizes the number of full-time employees employed by the Group, including Executive Directors, as at the year end of the last three fiscal years:

	Year ended April 30,			Eight month period ended December 31,
Division	2001	2002	2003	2003
Research and Preclinical	164	126	148	102
Regulatory Affairs, Quality and Clinical Research	25	15	15	7
Project Management	14	16	14	8
Biometrics and IT	23	19	22	8
Business Development	7	5	5	3
Corporate Services	27	27	38	15
Facilities Engineering	15	11	11	4
Directorate	12	10	9	4

Total	285	229	262	151

From April 30, 2001 until April 23, 2003 all employees have been employed in Oxford, UK and from April 23, 2003 also in Cambridge, UK. Following the merger between the Company and Vernalis Group plc a number of employees are employed in Winnersh, Reading while the Group’s Oxford facilities are being wound up.

The combined headcount is forecast to be approximately 120 by the end of fiscal 2004. The increase beyond 110 is as a result of the reacquisition of the North American rights for frovatriptan. The retained employees possess the skills and experience necessary for the business to focus on development of the product portfolio and research programs.

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

The Company’s philosophy is to encourage open discussion of progress and to communicate its corporate aims effectively. Employees are encouraged to identify closely with the Company through participation in share option schemes, regular departmental meetings and informal meetings with management and formal employee representation forums. As a result, management considers relations with its employees to be good.

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

In addition, the Company has entered into an option deed in favor of the Chairman (see section below).

Following the Rights Issue in May 1994, the exercise price of all outstanding options was multiplied by a factor of 5496/5864 with a corresponding increase in the number of shares under option. Following the Rights Issue in June 1996, the exercise price of all outstanding options was multiplied by a factor of 21,050/21,375 with a corresponding increase in the number of shares under option. Following the capitalization issue in July 1996, the exercise price of all outstanding options was reduced by a factor of 10 with a corresponding increase in the number of shares under option. Following the Capitalization in April 2003, the exercise price of all outstanding options was multiplied by a factor of twenty with a corresponding decrease in the number of shares under option. These adjustments were in accordance with Inland Revenue regulations, confirmed as reasonable by the Company’s auditors and approved by the Inland Revenue.

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

As of December 31, 2003, options, including Special Options, over a total of 36,745 Ordinary Shares were outstanding under the Original Schemes. Such options have exercise prices between £7.19 and £16.39 and exercise periods expiring between July 2004 and October 2005.

Executive Scheme

Participation in the Executive Scheme is limited to employees and full-time Directors (that is, those required to devote not less than 25 hours a week to the performance of duties) of the Company and its subsidiaries. Options are non-transferable. Options may normally only be granted in the six weeks following the announcement of the results of the Company for any period. No options may be granted more than 10 years after the approval of the Executive Scheme by shareholders on September 18, 1996. The exercise price may not be less than the higher of: (i) the market value (determined in accordance with the Taxation of Chargeable Gains Act 1992) of an Ordinary Share on the date of grant; and (ii) the nominal amount of an Ordinary Share. Where the Ordinary Shares are listed on the London Stock Exchange, the market value of an Ordinary Share will be taken to be the middle market quotation of an Ordinary Share, as derived from the London Stock Exchange Daily Official List, on the date of grant.

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

Shortly after joining the Group, a participant may be granted options that are designated as Recruitment Options. Recruitment Options are disregarded when the above individual limits are considered but are included in the limits on the overall number of shares that may be placed under option.

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

As of December 31, 2003, options, including Special Options, over a total of 249,872 Ordinary Shares were outstanding under the Executive Scheme. Such options have exercise prices between £4.40 and £42 and exercise periods expiring between December 2006 and January 2010.

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

As of December 31, 2003, awards over a total of 502,839 Ordinary Shares were outstanding under the Bonus Scheme. All awards have an exercise price of £1 and have exercise periods expiring between April 2004 and January 2010.

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

Following the 1996 Rights Issue, the exercise price of all outstanding options was multiplied by a factor of 21,050/21,375 with a corresponding increase in the number of Ordinary Shares under option. Following the Capitalization Issue in July 1996, the exercise price of all outstanding options was reduced by a factor of 10 with a corresponding increase in the number of Ordinary Shares under option. These adjustments were in accordance with Inland Revenue regulations, confirmed as reasonable by the Company’s auditors and approved by the Inland Revenue. The fifth invitation was made in July 1996 and was taken up in respect of 431,777 Ordinary Shares. The sixth invitation was made in July 1997 and was taken up in respect of 755,984 Ordinary Shares. The seventh invitation was made in July 1998 and was taken up in respect of 2,692,065 Ordinary Shares. The eighth invitation was made in July 1999 and was taken up in respect of 1,313,010 Ordinary Shares.

Following the Capitalization in April 2003, the exercise price of all outstanding options was multiplied by a factor of twenty with a corresponding decrease in the number of shares under option.

In normal circumstances, an option may be exercised only during the period of six months commencing on the date that the bonus under the related SAYE contract is payable, that is, the third, the fifth or the seventh anniversary of the commencement of the SAYE contract. Earlier exercise will be permitted: (i) if the option-holder’s employment is terminated due to death, injury, disability, redundancy or retirement at normal retirement age; (ii) if the option-holder’s employment terminates by reason of early or late retirement and the option has been held for at least three years; or (iii) if the company by which the option-holder is employed leaves the Group or if the business in which he works is sold outside the Group. If an employee ceases to be employed for any other reason, his option will normally lapse.

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

As of December 31, 2003, options over a total of 7,126 Ordinary Shares were outstanding under the SAYE Scheme at exercise prices of £5.60p to £37.20 per Ordinary Share and with exercise periods that expire in March 2004.

Discretionary Share Option Plan

The Option Plan is administered by the Remuneration Committee. There are two parts to the Option Plan. There is an “approved part” for which the Inland Revenue approval is being sought. There is also a part that is not designed for Inland Revenue approval; this part is used primarily where the Company wishes to grant to participants options over more than £30,000 worth of Shares. Except to the extent required to comply with the legislation, the approved and the unapproved parts of the Option Plan are essentially the same.

Eligibility

Selected employees and directors of Vernalis plc (or any participating subsidiary of the Company) who are required to devote substantially the whole of their working time to the business of the Merged Group (or any subsidiary of the Company) other than those within two years of their normal retirement date can participate in the Option Plan at the discretion of the Remuneration Committee.

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

No options may be granted more than 10 years after the adoption of the Option Plan.

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

Limits on the Issue of Shares

The Option Plan is subject to the following overall limit on the number of shares which may be acquired by subscription: that in any 10 year period not more than 10 per cent of the issued ordinary share capital of the Company may in aggregate be issued or issuable pursuant to rights acquired under the Option Plan, the Executive Share Option Scheme, the Bonus Scheme (excluding qualifying awards), the SAYE Scheme (excluding rights acquired before 18 September 1996) or any other employees’ share scheme adopted by the Company since 1996.

For the purposes of this limit, options granted to Peter Fellner on April 25, 2003 will not be included and options and rights acquired which lapse or have been released will cease to count.

Individual limit

It is intended that the aggregate maximum value of approved and unapproved options which may be granted each year will after the first year not normally exceed one times an employee’s earnings (subject, in the case of approved options, to the statutory limit of £30,000) other than in exceptional circumstances at the discretion of the Remuneration Committee. For these purposes, an employee’s earnings will be his salary current at the date of grant together with any bonus(es) paid in the previous year. In the first year of operation of the Option Plan, the aggregate maximum value of options that may be granted may be up to 2.75 times an employee’s base salary.

Exercise of options

Options will normally be exercisable between three and 10 years following grant provided that any performance target set by the Committee has been satisfied. Following shareholder consultation the performance conditions for options granted on April 23, 2003 were harmonized with options granted during the period and going forward. The performance condition is share price growth against the FTSE Small Cap Index. No options will vest if performance is below median; 50 per cent of the shares under options will vest at median and there will only be full vesting if the Company’s share price performance is in the upper quartile (with options vesting pro rata between median and upper quartile). These conditions are considered appropriate in that the focus on delivering shareholder value is retained whilst being simple to measure and communicate.

Rights attaching to Shares

Shares allotted or transferred under the Option Plan will rank equally with all other Shares of the Company for the time being in issue. The Company will apply for any new Shares allotted under the Option Plan to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities.

Variation of Capital

In the event of any rights or capitalization issue, subdivision, consolidation, reduction or other variation of share capital, the Remuneration Committee may make (in respect of the approved part subject to receiving prior approval of the Inland Revenue) adjustments it considers appropriate to the number of Shares subject to option and the price payable on the exercise of options.

Alterations to the Option Plan

The Option Plan may at any time be amended by the Company in any respect, provided that the prior approval of the Company in a general meeting is obtained for alterations and additions to the advantage of participants to the rules governing eligibility, limits on participation, terms of exercise and adjustment of options.

The requirement to obtain the prior approval of shareholders does not, however, apply in relation to any alteration or addition which is minor in nature and made to benefit the administration of the Option Plan to comply with the provisions of any existing or proposed legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or Merged Group companies. Any amendments or additions to the Option Plan which affects the terms on which approved options may be granted or exercised requires the prior approval of the Inland Revenue. Following the merger with Vernalis Group plc all share options in Vernalis Group plc have lapsed.

At December 31, 2003, there were 6,558,876 shares outstanding under the Option Plan.

New SAYE Plan

The SAYE Plan is a save-as-you-earn share option scheme designed to be approved by the Inland Revenue. No Plan offer was made to employees or directors during the year.

Option Deed in respect of the Chairman

A share option over 2,670,071 shares, representing four per cent of the issued ordinary share capital of Vernalis was granted on April 23, 2003 by the Company to the Chairman. The grant was made under an option deed made by Vernalis in favor of the chairman. The exercise price is 100 pence per share. The option will vest and become exercisable as follows:

Per cent of shares subject to the option vesting	Vernalis share price equal to or greater than
50	100 pence
25	200 pence
25	300 pence

For the option to vest in respect of any of the percentages of shares, the Vernalis target share price must be met (using the mid-market closing price as quoted in the daily official list of the London Stock Exchange) over 30 consecutive trading days. As at October 15, 2003 no options have vested. The option will vest on a change of control of Vernalis to the extent that the Vernalis share price has reached the target set out above.

As of December 31, 2003, awards over a total of 2,670,071 Ordinary Shares were outstanding under the Option Deed. All awards have an exercise price of 100p and exercise periods expiring between April 2003 and April 2013.

Directors’ options

Share options held by Executive Directors are set forth in the following table as at December 31, 2003.

	At			At		Date from
	May 1,	Granted	Lapsed	December 31,	Exercise	which	Expiry	Performance
	2003	in the period	in the period	2003	price	exercisable	date	conditions
	Number	Number	Number	Number	£
T P W Edwards
Executive Scheme	2,500	—	—	2,500	47.00	Apr 2000	Sep 2004	(iv)
	2,500	—	—	2,500	47.00	Apr 2002	Sep 2004	(v)
	3,540	—	—	3,540	20.30	Dec 2000	Sep 2004	(iv)
	3,540	—	—	3,540	20.30	Dec 2000	Sep 2004	(v)
	6,250	—	—	6,250	8.00	Sep 2001	Sep 2004	(iv)
	6,250	—	—	6,250	8.00	Sep 2003	Sep 2004	(v)
	12,500	—	—	12,500	4.40	Jul 2002	Sep 2004	(iv)
	12,500	—	—	12,500	4.40	Jul 2004	Jan 2005	(v)
Option Plan	717,940	—	—	717,940	0.585	Sep 2003	Sep 2004	(viii)
Bonus Scheme	1,500	—	—	1,500	1.00	Apr 1999	Apr 2004	(i)
	1,850	—	—	1,850	1.00	Jul 1998	Sep 2004	(i)
	3,700	—		3,700	1.00	Jul 2000	Sep 2004	(i)
	62,500	—	(62,500)	—	1.00	Jul 2002	Jul 2003	(vi)
	62,500	—	—	62,500	1.00	Aug 2003	Sep 2004	(vii)

	899,570	—	(62,500)	837,070

Dr P J Fellner
Option Deed	2,670,071	—	—	2,670,071	1.00	Apr 2003	Apr 2013	(ix)

	2,670,071	—	—	2,670,071

Dr J B Hutchison
Share Option Plan	—	431,138	—	431,138	0.835	Oct 2006	Oct 2013	(viii)

	—	431,138	—	431,138

S J Sturge
Share Option Plan	1,367,520	—	—	1,367,520	0.585	Apr 2006	Apr 2013	(viii)

	1,367,520	—	—	1,367,520

A J Weir
1992 Scheme	2,708	—	(2,708)	—	6.52	Jul 1996	Jul 2003	(i)
	5,077	—	—	5,077	7.19	Jul 1997	Jul 2004	(ii)
	7,615	—	—	7,615	7.19	Jul 1999	Jul 2004	(iii)
Executive Scheme	1,202	—	—	1,202	42.00	Dec 2000	Dec 2006	(iv)
	1,202	—	—	1,202	42.00	Dec 2001	Dec 2006	(v)
	3,078	—	—	3,078	20.30	Dec 2000	Dec 2007	(iv)
	3,078	—	—	3,078	20.30	Dec 2002	Dec 2007	(v)
	6,250	—	—	6,250	8.00	Sep 2001	Sep 2008	(iv)
	6,250	—	—	6,250	8.00	Sep 2003	Sep 2008	(v)
	12,500	—	—	12,500	4.40	Jul 2002	Jul 2009	(iv)
	12,500	—	—	12,500	4.40	Jul 2004	Jul 2009	(v)
Share Option Plan	615,380	—	—	615,380	0.585	Apr 2006	Apr 2013	(viii)
SAYE Scheme	370	—	—	370	5.60	Oct 2003	Mar 2004	(i)
Bonus Scheme	98	—	—	98	1.00	Jul 1997	Jul 2004	(i)
	196	—	—	196	1.00	Jul 1999	Jul 2004	(i)
	1,608	—	—	1,608	1.00	Jul 1998	Jul 2005	(i)
	3,217	—	—	3,217	1.00	Jul 2000	Jul 2005	(i)
	62,500	—	(62,500)	—	1.00	Jul 2002	Jul 2007	(vi)
	62,500	—	—	62,500	1.00	Aug 2003	Aug 2008	(vii)

	807,329	—	(65,208)	742,121

P B Worrall
Share Option Plan	—	550,898	—	550,898	0.835	Oct 2006	Oct 2013	(viii)

Total	5,744,490	982,036	(127,708)	6,598,818

None of the Non-Executive Directors who served during the financial period (Ms Ferguson, Mr Kent, Mr Kennedy, Mr Merrifield, Dr Read or Mr Williams) held share options at any time during the period.

Performance conditions Option awards are subject to share price growth performance conditions as compared with the following various comparators:

i)	No performance conditions apply to the bonus scheme options

ii)	RPI

iii)	Pharmaceuticals Index

iv)	Median FTSE 100

v)	Upper quartile FTSE 100

vi)	Progressively as share price increases from £9.00 to £18.00 by July 2003. These options have now lapsed.

vii)	Progressively as share price increases from £5.00 to £8.00 by July 2004.

viii)	See Share Option Plan description below

ix)	See Option Deed in respect of the Chairman below

No price was paid for the grant of options, nor were any options exercised by Directors during the year.

The market price of the Company’s shares at December 31, 2003, the last working day of the financial year, was 66 pence. During the transition period, the market price of the Company’s shares ranged from 57 pence to 84 pence (year ended April 30, 2003: 44 pence to 250 pence).

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A  Major Shareholders

As at April 30, 2004 the Company was aware of the following substantial interests in its ordinary shares, held directly:

	As at April 30, 2004		As at October 15, 2003		As at October 29, 2002		As at September 30, 2001
	Number of	% issued	Number of	% issued	Number of	% issued	Number of	% issued
	shares held	shares	shares held	shares	shares held	shares	shares held	shares
Amvescap plc	41,909,773	29.49	38,097,713	28.06	137,468,526	20.59	99,575,742	14.93
Apax (OCS) Nominees Ltd	12,143,679	8.54	12,143,679	8.54
Jupiter Asset Management Ltd	8,529,960	6.00	8,531,682	6.28
HBOS plc and subsidiary companies	7,060,123	4.97	6,800,274	5.01
Fidelity Investment Services Ltd	5,257,295	3.70	7,365,230	5.42
JP Morgan Partners (BHCA) Limited	5,294,086	3.73	4,919,674	3.62
Advent	4,873,605	3.43	4,873,605	3.59
Legal & General Investment Management Limited	4,335,781	3.05			26,836,870	4.02	20,447,778	3.07
Gartmore			5,256,442	3.87
BVF Partners LP and BVF Inv					49,467,536	7.41	20,200,000	3.03
UBS Asset Management (Phillips & Drew Holding Limited)					25,703,347	3.85
M&G Prudential plc					22,608,885	3.38	22,608,885	3.39
Phillips & Drew Holding Limited							33,500,298	5.02
National Provident Institution							23,125,900	3.47

At such date of calculation of major shareholders, the issued share capital of the Company was 142,126,883 ordinary shares. The major shareholders do not have different voting rights.

At such date, the Directors of the Company owned 409,893 Ordinary Shares representing approximately 0.3 per cent (i) of the Company’s outstanding share capital, as follows:

Director	Number of shares held
Dr P J Fellner (i)	50,000
Ms C C Ferguson	27,810
J Hutchison (ii)	35,811
G M Kennedy	29,274
K J Merrifield	1,500
Peter Read	2,583
S J Sturge (iii)	56,435
A J Weir (iv)	51,728
P Worrall (v)	94,349

Total	349,490

(i)	Dr P J Fellner holds share options over 2,670,071 shares, which together with his holding of 50,000 shares, represents two per cent of the issued share capital.

(ii)	J Hutchison holds share options over 431,138 shares, which together with his holding of 35,811 shares, represents 0.3 per cent of the issued share capital.

(iii)	S J Sturge holds share options over 1,367,520 shares, which together with his holding of 56,435 shares, represents one per cent of the issued share capital.

(iv)	A J Weir holds share options over 742,121 shares, which together with his holding of 51,728 shares, represents 0.6 per cent of the issued share capital. In addition, Mr Weir is the holder of 33,375,891 deferred shares of 95 pence each that result from the capital reorganization in April 2003. The deferred shares are only of negligible monetary value (see note 16 of the Financial statement).

(v)	P Worrall holds share options over 550, 898 shares, which together with his holding of 94,349 shares, represents 0.5 per cent of the issued share capital.

As far as is known to the Company and subject to the disclosure provided under Item 8D. Financial information — Significant Changes, it is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change of its control.

B  Related Party Transactions

There have been no material transactions during the last three years to which any Director or officer, any relative or spouse thereof or any five per cent shareholder, was a party, or had a direct or indirect interest, and no such transactions are presently proposed. No Director or officer of the Company, or any associate thereof, was indebted to the Company or any of its subsidiaries at any time during the last three years. Each of Dr P J Fellner, Mr S J Sturge, Mr Weir, Mr Worrall and Dr Hutchison has a service agreement with Vernalis plc, as did Mr Edwards during his term of office. Following Mr Edwards’ resignation from the Board on September 10, 2003, he was paid £150,000 in respect of consultancy provided to the Company. See also item 6F “Directors, Senior Management and Employees — Share Options — Option Deed in respect of the Chairman”.

C  Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

The information provided under Item 8A relates to Vernalis plc and its subsidiaries for the transition period and the three fiscal years ended April 30, 2001, April 30, 2002, and April 30, 2003, respectively. Under UK GAAP, the merger of British Biotech plc and Vernalis Group plc has been accounted for as a ‘merger of equals’ (pooling of interests). In accordance with this treatment the prior year comparatives have been restated to include the results and balances of Vernalis Group plc. Under US GAAP, the transaction has been accounted as an acquisition of Vernalis Group by the Company under purchase accounting.

A  Consolidated Statements and Other Financial Information

Reference is made to Item 18 “Financial Statements” for a list of all financial statements, including the notes thereto, and exhibits.

B  Dividends

The Company does not currently pay dividends. At present, it is intended that no dividends will be paid by the Company. Even if future operations lead to significant levels of distributable profits, of which there can be no assurance, any earnings will be reinvested in the Group’s business and no dividends are expected to be paid in the foreseeable future.

C  Legal matters

There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Vernalis is aware) which may have or have had during the 12 months preceding the date of filing, a significant effect on the financial position of Vernalis and the Group as a whole.

D  Significant Changes

See item 4A, Information on the Company — History and Development of the Company — Important Events Since April 30, 2002.

ITEM 9.  THE OFFER AND LISTING

The market data presented under this Item relate in part to the Company prior to the acquisition of Vernalis Group. Certain data is provided as of the date of the filing to reflect recent market data and ordinary share and ADR record ownership after the merger with Vernalis Group (under UK merger accounting) and change of name to Vernalis plc.

A  Offer and Listing Details

Trading Market for Ordinary Shares and ADSs

The principal trading market for the Shares is the London Stock Exchange (the Exchange), on which the Ordinary Shares have been listed since July 1992 (now under symbol VER). With effect from October 20, 1997, the Exchange introduced a new trading system based on an electronic order book, known as the Stock Exchange Electronic Trading Service (SETS). This replaced the Stock Exchange Automated Quotation system (SEAQ), the old quote-driven system of share trading under which market makers were required to quote two-way prices in the Ordinary Shares and buying and selling was conducted largely by telephone. SETS is based on the automated matching of orders placed electronically by prospective buyers and sellers.

All trades resulting from orders executed on the order book generate automatic trade reports and, regardless of size, information is published immediately and buy and sell orders are matched in SETS. Trading may still take place outside the order book and there are certain circumstances in which the reporting of large trades (deemed to be at least eight times the normal market size (NMS)) may be delayed until the earlier of the risk being unwound or the market close.

The Company also has a sponsored ADR facility with The Bank of New York as Depositary. The Company’s ADSs, each representing two Ordinary shares (prior to April 23, 2003, each ADS represented 40 Ordinary shares; prior to December 16, 2002, each ADS represented 10 Ordinary shares, and prior to August 5, 1996 each ADS represented two Ordinary shares) have been quoted on the NASDAQ National Market System since July 1992 (now under symbol VNLS).

At April 30, 2004, there were a total of 23,537 record holders of the Company’s Ordinary Shares, including those represented by ADRs, of which 59 had registered addresses in the US and held a total of 8,356,856 Ordinary Shares (5.88 per cent of the total outstanding shares of the Company). At April 30, there were 1,267,630 ADRs equivalent to 2,535,260 Ordinary Shares held of record by 23 ADR holders. Since certain of the Company’s Ordinary Shares and ADRs are held by nominees, the number of holders of record may not be representative of the number of beneficial owners.

The following table shows, for the years and months indicated, the reported high and low sales prices (in pence) for the Ordinary Shares on the Exchange, based on its Daily Official List, and the highest and lowest sales prices (in dollars) for ADSs as reported by NASDAQ.

On June 1, 2004, the last sales price on the London Stock Exchange was 52.5p per Ordinary Share and $1.90 per ADR on NASDAQ.

	Pence per Ordinary Share		US$ per ADS
	High	Low	High	Low
Financial year end April 30,
1999	1440	315	13.50	2.63
2000	945	300	8.31	2.38
2001	605	365	4.31	2.50
2002	605	210	4.31	1.48
2003	250	44	7.16	1.50
Financial year ended April 30, 2002
First quarter	460	360	3.60	2.50
Second quarter	425	270	3.00	1.85
Third quarter	375	315	2.76
Fourth quarter	605	210	4.31	1.48
Financial year ended April 30, 2003
First quarter	250	210	7.16	3.00
Second quarter	138	44	4.15	1.60
Third quarter	105	50	3.32	1.50
Fourth quarter	87.5	59	2.79	1.67
Eight months ended December 31, 2003
First half (to August 31, 2003)	80.5	57	2.58	1.86
Second half (to December 31, 2003)	84	70	3.00	2.05
Financial year ending December 31, 2004
First quarter	69	55	2.90	2.10
Last six months
December 2003	79	73	2.70	2.28
January 2004	67	60	2.90	2.12
February 2004	66	55	2.39	2.10
March 2004	69	56	2.70	2.19
April 2004	76.5	64	3.05	2.30
May 2004	63.5	48.5	2.18	1.78

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

A  Memorandum and Articles of Association

Memorandum of Association and Articles of Association

The following is a summary of the rights under the Company’s Memorandum of Association and Articles of Association relating to voting, dividends, transfers and rights upon a liquidation, which attach to the Vernalis shares.

Memorandum

The Memorandum of Association of the Company provides that the Company’s principal objects are, inter alia, to act as or carry on the business of a holding company and to carry on activities ancillary thereto. The objects of the Company are set out in full in clause 4 of its Memorandum of Association which is attached as an exhibit.

Articles of Association

The Articles of Association contain, inter alia, provisions to the following effect.

Transfer

The issued and unissued ordinary shares of 5 pence each in the capital of the Company were made eligible for settlement in CREST by means of a resolution of the board dated 9 July 1996, as contemplated by the Uncertificated Securities Regulations 1995 and effective under the CREST Regulations. Vernalis Shares can therefore be held in registered (certificated or uncertificated) form.

Any shareholder may effect the transfer of some or all his certificated shares by an instrument of transfer in writing in the usual form or in any other form approved by the directors or, in the case of uncertificated shares, in accordance with the CREST Regulations.

The share transfer form must be signed by or on behalf of the transferor and, in the case of a partly paid shares, also on behalf of the transferee. The transferor will continue to be treated as a shareholder until the name of the transferee is entered in the register of members for the relevant share or shares.

The directors may, without giving any reason, refuse to register any transfer of shares which are:

(a)	not fully paid provided that, if any of these shares have been admitted to the Official List of the London Stock Exchange, this does not stop dealings in the shares from taking place on an open and proper basis;

(b)	in respect of more than one class of share;

(c)	for certificated and uncertificated shares, if to joint transferees, in favor of more than four such transferees; and

(d)	for certificated shares, not delivered to the office, or any other place decided on by the directors and accompanied by the relevant share certificate and such other evidence as to the transferors’ right to transfer as the directors may reasonably require.

The Board may also refuse to register a transfer of uncertificated shares in accordance with the CREST Regulations.

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

The board may, if authorized by an ordinary resolution of the Company, offer ordinary shareholders the right to elect to receive ordinary shares instead of some or all of their cash; a “scrip dividend”.

Upon the recommendation of the directors, the Company may by ordinary resolution direct that a dividend be satisfied wholly or partly by the distribution of specific assets (in particular, paid up shares or debentures of any other company). Where any difficulty arises with regard to the distribution, the directors may resolve it as they think fit and in particular (but without limitation) may authorize any person to sell and transfer any fraction (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any shareholder upon the basis of that value in order to adjust the rights of shareholders, and may vest any assets in trustees.

Distribution of assets on a winding up

If the Company is wound up, the liquidator may, with the sanction of a resolution, divide among the shareholders (the division among shareholders to be decided upon by the liquidator) in kind the whole or any part of the assets of the Company whether the assets consist of property of one or different kinds and at such property value as the liquidator deems fair. With the like sanction the liquidator may vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he may determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

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

If recommended by the directors, the Company can by ordinary resolution capitalize any sum which is part of the Company’s reserves or which the Company is holding as net profit. Subject to the Companies Act and any resolution of the company, the directors may decide how to deal with any unissued shares. They may, for instance, offer the shares for sale, grant options to acquire them, allot them or otherwise dispose of them.

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

Where the Identified Shares represent 0.25 per cent or more (in nominal value or number) of the issued shares of a class then the Restriction Notice may additionally direct that any dividend (or part thereof) or other money which would otherwise be payable in respect of the Identified Shares shall be withheld without any liability to pay interest thereon when such money is finally paid to the shareholder and/or that a transfer of any of the Identified Shares in certified form and, as far as permitted by the CREST Regulations, any of the identified shares in uncertified form shall be refused, unless the directors are satisfied that they have been sold outright to an independent third party. Any sale through the London Stock Exchange or other stock exchange or acceptance of a takeover offer will be treated as an outright sale to an independent third party.

Variation of rights

Subject to the Companies Act and to special rights previously given to holders of existing shares, the Company may issue shares with rights or restrictions attached to them. Rights or restrictions can be decided upon by either an ordinary resolution or, as long as there is no conflict with any resolution, by the directors.

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

Directors

Number—Subject to the passing of an ordinary resolution changing the provisions in the Articles of Association, there must be at least two directors and not more than 20 (disregarding alternative directors).

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

(a)	have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving the Company or another company in which the Company has some interest;

(b)	alone or through some firm with which he is associated, do paid professional work for the Company(other than as auditor);

(c)	hold any other position (other than auditor) in the Company as well as being a director; and

(d)	hold any position within, or be a shareholder of, any other company in which the Company has an interest.

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

Subject to the Articles of Association, a director cannot vote, and be counted in a quorum, on any resolution relating to any contract, transaction, arrangement or other proposal in which he (or a person connected with him) knowingly has a material interest unless the only material interest falls within one of the following:

(a)	a resolution about giving him (the director concerned), or any other person, any security or any indemnity for any money which he, or that other person, has lent at the request, or for the benefit of, the Company, any of its holding companies or any of its subsidiary undertakings;

(b)	a resolution about giving him (the director concerned), or any other person, any security or any indemnity for any liability which he, or that other person, has incurred at the request, or for the benefit of, the Company, any of its holding companies or any of its subsidiary undertakings;

(c)	a resolution about giving any security or any indemnity to any other person for a debt or obligation which is owed by the Company, any of its holding companies or any of its subsidiary undertakings, to that other person, if the director has taken responsibility for some or all of that debt or obligation. The director can take this responsibility by giving a guarantee, indemnity or security;

(d)	a resolution about any proposal relating to an offer of any shares or debentures or other securities for subscriptionor purchase by the Company, any of its holding companies or any of its subsidiary undertakings, if the director takes part because he is a holder of shares, debentures or other securities, or if he takes part in the underwriting or subunderwriting of the offer;

(e)	a resolution about any proposal involving any other company if the director (together with any person connected with the director), has a direct or indirect interest of any kind (including an interest by holding any position in that company, or by being a shareholder of that company). This does not apply if he knows that he and any persons connected with him hold an interest in shares representing one per cent or more of:

(i)	any class of equity share capital of that company; or

(ii)	the voting rights in that company.

Any of these interests of one per cent or more are treated as being a material interest;

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

Shareholders’ meetings

Subject to the provisions of the Companies Act, the annual general meeting is held at such time as the board of the Company may determine. The board of the Company may call extraordinary general meetings at any time. At general meetings of the Company two members present in person and entitled to vote is a quorum, except in the case of adjourned meetings where a quorum is one member present in person or by proxy. Notice periods and the majorities required for the passing of resolutions are those provided for under the Companies Act.

Untraced shareholders

The Company may sell any certificated shares by instructing a member of the London Stock Exchange to sell them at the best price reasonably obtainable at the time of sale, if:

(a)	during the 12 years before the earliest of the notices referred to in (b) below, at least three dividends have become payable on the shares and no dividend has been claimed during that period;

(b)	after the 12 year period, the Company has published a notice, stating that it intends to sell the shares, in a national newspaper in the United Kingdom and in a local newspaper appearing in the area in the United Kingdom which includes the address held by the Company for serving notices relating to those shares;

(c)	during the 12 year period and for three months after the last of the notices referred to in (b) above appear, the Company has not heard from the shareholder or any person entitled to the shares by law; and

(d)	the Company has notified the London Stock Exchange that it intends to sell the shares.

To sell any shares in this way, the directors may appoint anyone to transfer the shares. This transfer will be just as effective as if it had been signed by the holder, or by a person who is entitled to the shares by law. The person to whom the shares are transferred will not be bound to concern himself as to what is done with the purchase monies nor will his ownership be affected even if the sale is irregular or invalid in any way.

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

Rights attaching to the Deferred shares

The following is a summary of the rights under the Articles which attach to the Deferred Shares:

Income — The Deferred shares carry no rights to participate in the profits of the Company.

Capital — On a return of capital in a winding up or dissolution (but not otherwise) the holders of the Deferred shares shall be entitled to participate in the distribution of the assets of the Company pari passu with the holders of the Ordinary shares but only in respect of any excess of those assets above £1,000,000,000,000. The holders of the Deferred shares shall not be entitled to any further right of participation in the assets of the Company.

Attendance and voting at general meetings — The holders of the Deferred Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting.

Form — The Deferred Shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable, save as referred to below or with the written consent of the directors.

Class rights — The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Deferred shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred shares) shall be treated as being in accordance with the rights attaching to the Deferred shares and shall not involve a variation of such rights for any purpose. A reduction by the

Company of the capital paid up on the Deferred shares shall be in accordance with the rights attaching to the Deferred shares and shall not involve a variation of such rights for any purpose and the Company shall be authorized at any time to reduce its capital (subject to and in accordance with the Companies Act) and without obtaining the consent of the holders of the Deferred shares.

Company’s rights — The Company has the irrevocable authority at any time to do all or any of the following without obtaining the sanction of the holder or holders of the Deferred shares: (i) to appoint any person to execute on behalf of any holder of Deferred shares a transfer of all or any part thereof and/or an agreement to transfer the same (without making any payment therefor) to such person as the directors may determine (whether or not an officer of the Company) and who is willing to accept the same; (ii) to purchase all or any of the same in accordance with the Companies Act without obtaining the consent of the holders thereof and in consideration of the payment to each of the holders whose shares are purchased an amount equal to one pence in respect of all the Deferred shares then being purchased from him; (iii) for the purposes of any such purchase under (ii) above, to appoint any person to execute on behalf of any holder of Deferred shares a contract for the sale to the Company of any such Deferred shares held by him; and (iv) to cancel all or any of the same so purchased under (ii) above in accordance with the Companies Act.

Upon or after the purchase of any Deferred shares in accordance with this paragraph the Board may consolidate and/or sub-divide and/or convert and/or reclassify the authorized Deferred share capital of the Company existing following such purchase: (i) into shares of any other class of share capital into which the authorized share capital is or may at that time be divided of a like nominal amount as the shares of such other class; and/or (ii) into unclassified shares.

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

The following is a summary of the rights under the Articles which attach to the Deferred shares:

Income—The Deferred shares carry no rights to participate in the profits of the Company.

Capital—On a return of capital in a winding up or dissolution (but not otherwise) the holders of the Deferred shares shall be entitled to participate in the distribution of the assets of the Company pari passu with the holders of the Ordinary shares but only in respect of any excess of those assets above £1,000,000,000,000. The holders of the Deferred shares shall not be entitled to any further right of participation in the assets of the Company.

Attendance and voting at general meetings—The holders of the Deferred shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting.

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

On April 23, 2003 the company issued 33,375,889 ‘New’ Ordinary shares of 5p each in respect of the acquisition of RiboTargets Holdings plc. Between September 1 and November 4, 2003 the Company issued 75,375,103 new Ordinary 5p shares with a nominal value of £3,768,755 to Vernalis Group plc shareholders in consideration for their shares in Vernalis Group plc under the terms of the merger, which was approved by shareholders on September 1 2003.

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

The Company’s acquisition of RiboTargets was completed on April 23, 2003. Based on the Company’s share price of 3.875 pence on March 19, 2003, the last practicable business day prior to announcement of the RiboTargets Offer, the aggregate value of the RiboTargets Offer amounted to approximately £26 million.

(b)  Deed of covenant

In connection with the RiboTargets Offer, the Company entered into a deed of covenant dated March 17, 2003 in favor of RiboTargets whereby the Company agreed to carry on the business of the Group (then the British Biotech Group) in the ordinary course pending completion of its acquisition of RiboTargets.

(c)  Undertaking

(i)	On March 21, 2003, in consideration for the Company agreeing to make the RiboTargets Offer, certain RiboTargets shareholders holding in aggregate 100 per cent of the issued. RiboTargets B ordinary shares, 99.9 per cent of the issued RiboTargets A ordinary shares, and 100 per cent of the issued RiboTargets ordinary shares, entered into an undertaking (the Undertaking) to accept the RiboTargets Offer and granted warranties in favor of the Company in respect of their ownership of the RiboTargets shares. The Undertaking imposes restrictions on the ability of the (now, former) RiboTargets shareholders who are party to it to sell the shares in the Company which they received in connection with the RiboTargets Offer (Lock-up Shares) without the Company’s prior approval. Each (now, former) RiboTargets shareholder that entered into the Undertaking:

(a)	may not dispose of any its Lock-up Shares at any time during the period of six calendar months following April 23, 2003 (the Initial Lock-up Period);

(b)	subject as described in (ii) below, during the period of eight calendar months after the Initial Lock-up Period has expired (the Interim Lock-up Period) must:

(x)	notify the Company or its nominated broker (currently Cazenove) in writing prior to the disposal of any Lock-up Shares; and

(y)	must not dispose of any Lock-up Shares other than through the Company’s nominated broker.

However, if a (now former) RiboTargets shareholder who has entered into the Undertaking receives an unsolicited offer to acquire Lock-up Shares then sub-paragraph (y) above will not apply and such RiboTargets shareholder shall only be obliged to notify the Company’s nominated broker in writing prior to such disposal.

(ii)	During the Interim Lock-up Period the Qualifying Shareholders (as defined below) are together entitled to dispose of Lock-up Shares up to a maximum aggregate of Lock-up Shares equal to three per cent of the issued ordinary share capital of the Company immediately following April 23, 2003 without using the Company’s nominated broker to effect such disposal. Qualifying Shareholder means a RiboTargets shareholder who has entered into the Undertaking whose beneficial holding of Lock-up Shares immediately following April 23, 2003 amounted to less than one per cent of the aggregate issued ordinary share capital of the Company immediately following April 23, 2003.

(iii)	A (now, former) RiboTargets shareholder wishing to dispose of any Lock-up Shares in the six months after the Interim Lock-up Period has expired must consult with the Company’s nominated broker about such disposal for a reasonable period of time prior to the proposed disposal, including, without limitation, with respect to the method and timing of the disposal.

(iv)	In addition, each (now, former) RiboTargets shareholder who has entered into the Undertaking agreed, prior to the end of the Initial Lock-up Period, not to acquire or offer to acquire, directly or indirectly, any of the Company’s shares if the effect would be to oblige any person to make a mandatory offer for the Company under Rule 9 of the Code.

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

(d)  Placing and Open Offer Agreement

The Placing and Open Offer Agreement dated May 1, 2003 between Vernalis Group plc and Cazenove, pursuant to which Cazenove agreed: (1) as agent for Vernalis and subject to the terms and conditions of the Placing and Open Offer Agreement, to invite qualifying shareholders to subscribe for 30,098,086 new ordinary shares in Vernalis; (2) subject to the terms and conditions of the Placing and Open Offer Agreement, to procure subscribers for, or itself subscribe for, all the new ordinary shares available under the open offer other than the committed open offer shares (the “Clawback Shares”) on the basis that such shares are subject to recall to satisfy valid applications by qualifying shareholders under the open offer; (3) subject to the terms and conditions of the Placing and Open Offer Agreement, to procure subscribers for, or itself subscribe for, 14,346,359 new ordinary shares in Vernalis Group plc pursuant to the firm placing; and (4) to act as sponsor to Vernalis Group plc in connection with admission of its new ordinary shares. The Placing and Open Offer Agreement contains certain warranties, undertakings and indemnities given by Vernalis Group plc in favor of Cazenove.

Vernalis agreed to pay Cazenove (together with any applicable value added tax): (1) whether or not admission of the new ordinary shares in Vernalis Group plc became effective, a commitment commission of 0.5 per cent of the value at the offer price of the clawback shares and (2) subject to admission of the new ordinary shares in Vernalis Group plc a commission of £750,000 plus a placing commission of 0.75 per cent of the value at the offer price of the clawback shares. Out of the commissions, Cazenove paid placing commissions to such persons (if any) as it procured to subscribe for Clawback Shares.

Vernalis Group plc paid the incidental costs and expenses of and relating to the Placing and Open Offer.

(e)  Roche Convertible Loan

On May 13, 2002 Vernalis Group plc entered into a convertible loan agreement with Roche Finance Limited pursuant to which Roche Finance Limited made a loan to Vernalis Group plc of £7 million, convertible at any time by Roche into ordinary shares in Vernalis Group plc at a conversion price of 329 pence per share. Vernalis Group plc also had rights to convert the Roche Convertible Loan in specified circumstances. If not converted the Roche Convertible Loan was repayable after five years. Interest was payable semi-annually in arrears on May 13 and November 13 in each year. The terms of the Roche Convertible Loan included an anti-dilution provision that was triggered by the issue of new ordinary shares in the Placing and Open Offer, the effect of which was to reduce the conversion price. This would result in Roche Finance Limited receiving an additional 1,576,044 new ordinary shares in Vernalis Group plc on conversion of the full amount of the Roche Convertible Loan.

In accordance with the terms of the Roche Convertible Loan, the Company notified Roche Finance Limited on Vernalis becoming aware that the right to cast more than 50 per cent of the votes at a general meeting of Vernalis Group plc had become unconditionally vested in the Company. The Roche Convertible Loan was repaid in full by the Company in November 2003.

(f)  Summary of offer document

On July 25, 2003 J.P. Morgan plc made an offer (the Offer) on behalf of Vernalis plc (then British Biotech plc) for all the issued and to be issued ordinary shares of 10 pence each in Vernalis Group plc, now Vernalis Group Limited (the Vernalis Group Shares).

The terms of the Offer were 0.861 shares in the Company for each Vernalis Group share.

The Offer became wholly unconditional on September 1, 2003 and closed on September 23, 2003. Vernalis Group Limited is now a subsidiary of the Company. The procedure for the compulsory acquisition of the final outstanding minority interests in Vernalis Group plc has been completed and Vernalis Group Limited is now a wholly owned subsidiary of the Company. Based upon the Company’s mid-market closing price of 64.5 pence on July 24,2003 (the last business day prior to the Offer being posted), the total value of the Offer was approximately £48.6 million.

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

(h)	Sub-License Agreement between Menarini International Operations Luxembourg SA and Vernalis Development Limited (formerly known as Vanguard Medica Limited), dated as of September 10, 1999; and Supply Agreement between Vernalis Development Limited (formerly known as Vanguard Medica Limited) and Menarini International Operations Luxembourg SA, dated as of September 10, 1999

Vernalis have also signed a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis will supply Menarini with the finished packed product ready for sale. Vernalis receives revenue on supply of product and also from royalties. For additional information, see above Item 4D “Information on the Company—Commercial Collaborations” under “Menarini (Frovatriptan)”.

(i)	Second Amending Agreement dated November 27, 2000, and Third Amending Agreement dated March 1, 2004, both amending the Frovatriptan Development and Sublicense Agreement between SmithKline Beecham plc and Vernalis Development Limited (formerly known as Vanguard Medica Limited).

In December 2000, SmithKline Beecham waived all of its rights to royalties on sales of frovatriptan in return for a series of five $5 million cash payments by Vernalis. For additional information, see above Item 4D “Information on the Company—Commercial Collaborations” under “SmithKline Beecham (Frovatriptan)”. By an amendment of March 1, 2004, the agreement was varied in respect of the payment of the second $5 million milestone payment originally payable in September 2003. This amount was deferred, with $2.5 million paid in March 2004 and $2.5 million payable in September 2004.

(j)	Second Amended and Restated License Agreement between Elan Pharma International Limited and Vernalis Limited, dated March 15, 2002, amending and restating the Amended and Restated Sub-License Agreement between the parties, dated as of December 12, 2000.

Vernalis signed a license agreement with Elan in 1998 granting Elan exclusive marketing rights for frovatriptan in the United States, Canada and Mexico. On signing, Elan paid Vernalis a fee of $7.5 million and made a $10 million investment in Vernalis Group ordinary shares at a negotiated price of £6.25 per share. Elan subsequently paid Vernalis a further $7.5 million in 1999 when the FDA formally accepted Vernalis’ New Drug Application (NDA) for frovatriptan for review, and a further $15 million in the fourth quarter of 2001 following FDA marketing approval. Under the terms of the 1998 license agreement, Vernalis could have potentially received three additional milestone payments exceeding $30 million in total on achievement by Elan of agreed sales targets for frovatriptan. In addition, Elan would pay Vernalis a royalty based on its net sales of frovatriptan. In December 2000, Vernalis entered into a new financing agreement with Elan under which Elan made a $10 million loan to Vernalis and a further equity investment of £4.96 million. Following that investment, Elan held 2,943,396 Ordinary Shares, representing approximately 6.7 per cent of Vernalis Group’s issued share capital, which was subsequently sold in July 2002. Elan no longer holds shares in Vernalis Group (or Vernalis). For additional information, see above Item 4D Information on the Company — Commercial Collaborations under Elan (frovatriptan).

(k)	Agreement for the Sale and Purchase of Elan’s rights to frovatriptan in North America by Vernalis, dated March 30, 2004

Purchase of Frovatriptan Rights and termination of License Agreement/Development Agreement

Under the Agreement, Vernalis Development Limited has agreed to buy from the Elan group companies (“Sellers”) all of the Sellers’ rights and assets relating to frovatriptan in North America. Also, under the terms of the Agreement, the License Agreement and Development Agreement between the parties are terminated.

Consideration

The aggregate consideration payable by Vernalis Development Limited in respect of the acquisition of rights and assets is $50 million in cash (of which $5 million has already been paid) plus a further amount for the frovatriptan inventory held by Elan on May 18, 2004. Such inventory is to be audited and valued by Vernalis’ Accountants and paid for at or below cost, depending on its shelf life. There is no cap on the value of such inventory. Payment for this inventory is estimated by Vernalis to amount to $5.4 million and will be due on the earlier of December 31, 2004 or the completion of an equity funding by Vernalis.

The remainder of the consideration (other than that already paid and that for inventory) is to be paid in accordance with the following timescale:

(a)	$20 million on December 31, 2004; and

(b)	$25 million on December 31, 2005.

Warranties and indemnities

The Sellers have made certain warranties about the assets and contracts to be acquired by Vernalis as part of the transaction. The Sellers’ liability under the warranties is limited to $25 million and no liability arises until total claims exceed $500,000. The Sellers’ liability under the warranties expires on December 31, 2005.

Vernalis has the benefit of an indemnity from the Sellers for certain legal costs of Vernalis arising from a claim arising from termination of the agreement between UCB (Elan’s co-promotion partner for frovatriptan in the US) and Elan.

Vernalis also has the benefit of an indemnity from the Sellers for any claim arising in connection with the Sellers’ development, testing, manufacture, use or sale of frovatriptan. In return Vernalis, which is responsible for all liabilities incurred in connection with the sale, marketing, distribution or supply of the frovatriptan after May 18, 2004, has given an indemnity to the Sellers in relation to claims arising in relation to frovatriptan other than arising from the Sellers’ development, testing, manufacture, use or sale of frovatriptan.

Guarantee and security

Vernalis has guaranteed Vernalis Development Limited’s obligations to the Sellers under the Agreement (the principal of which is the obligation to pay the consideration) and will guarantee Vernalis Development Limited’s obligations under the Transitional Services Agreement.

Transfer of Product Registrations

The current FDA approval for frovatriptan will be transferred to Vernalis Development Limited by the Sellers. The Sellers will also transfer the Investigational New Drug Application encompassing, amongst other things, the identification of the intention to study the use of frovatriptan for the proposed MAM indication, and the application for approval of frovatriptan in Canada.

Governing law and jurisdiction

The Agreement is subject to the laws of England and Wales and the jurisdiction of the courts of England.

(l)	Transitional Services Agreement between Elan Corporation PLC, Elan Pharmaceuticals Inc, Elan Pharma Limited and Vernalis Development Limited, dated May 18, 2004

Elan has agreed to provide certain transitional services for up to 12 months and certain other services for up to six months to Vernalis Development Limited in relation to frovatriptan. The services to be provided for a period of 12 months include: adverse drug experience data management; medical enquiries; medical monitoring; returns, rebates and chargebacks; and financial accounting. The services to be provided for six months include: quality assurance; product quality complaints; supply chain management; assistance with the FDA and Health Canada interactions; and management of contracts with managed care organisations. At Vernalis Development Limited’s request, any services provided for a period of six months may be extended for a further period of up to six months.

No fee is payable by Vernalis Development Limited for any service provided by Elan during the first six months following May 18, 2004. Thereafter, Vernalis Development Limited will reimburse Elan for the costs of providing the services, based on the number of staff providing the service on typical pharmaceutical industry rates for providing such services.

The services provided under the agreement are intended to be transitional in nature to assist Vernalis Development Limited prior to it establishing long-term arrangements and may be terminated in whole or in part by Vernalis Development Limited at any time.

(m)	Floating Charge between Vernalis Development Limited and Elan Pharma International Limited, dated May 18, 2004

Charge

In respect of Vernalis Development Limited’s payment obligations under the Agreement (the Secured Obligations) it has granted Elan a first floating charge over monetary claims relating to frovatriptan from or in relation to North America (the Charged Property).

Crystallisation

The floating charge will automatically be converted into a fixed charge over the Charged Property on a default by Vernalis Development Limited of the Secured Obligations or on the insolvency of Vernalis.

Termination/Discharge

The floating charge will be released and cancelled upon the Secured Obligations being discharged in full.

D  Exchange Controls and other Limitations Affecting Security Holders

There are currently no UK foreign exchange control restrictions.

There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote on the Group’s Ordinary Shares.

E  Taxation

The following discussion summarizes certain US Federal income tax and UK tax consequences generally applicable to ownership by a US holder (as defined below) of ADSs or Ordinary Shares not in ADS form that is not resident in the UK, for the purposes of the Old Treaty and the New Treaty (as defined below). It applies to a US holder only if the US holder holds the ADSs or Ordinary Shares as capital assets for tax purposes. This section does not apply to a US holder that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for his securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10 per cent or more of the stock of the Company, a person that holds ADSs or Ordinary Shares as part of a straddle or a hedging or conversion transaction, a person whose functional currency is not the US dollar and holders who acquired the stock units or ADSs as compensation.

This summary is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on the UK tax law and practice all as in effect of the date of this document, as well as on the Convention between the United States of America and the United Kingdom for the avoidance of Double Taxation as entered into force in 1980 (the “Old Treaty”) and the Convention between the United States of America and the United Kingdom for the Avoidance of Double Taxation entered in force March 31, 2003 (the “New Treaty”). These laws are subject to changes, possibly on a retroactive basis.

The New Treaty generally is effective in respect of taxes withheld at source for amounts paid or credited on or after May 1, 2003. Other provisions of the New Treaty, however, took effect on January 1, 2004. The rules of the Old Treaty remain applicable until these effective dates. A US holder, however, that is eligible for the benefits of the Old Treaty and the New Treaty may elect to have the Old Treaty apply in its entirety for a period of 12 months after the applicable effective dates of the New Treaty.

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

A US holder is a beneficial owner of ADSs or Ordinary Shares that is for US Federal income tax purposes:

•	a citizen or resident of the United Sates;

•	a domestic corporation;

•	an estate whose income is subject to US Federal income tax regardless of its source; or

•	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

US holders should consult their own tax advisers regarding the US Federal, state and local and the UK and other tax consequences of owning and disposing of the ADSs or Ordinary Shares in their particular circumstances and in particular whether they are eligible for the benefits of the Old Treaty and the New Treaty.

In general and taking into account earlier assumptions, for US Federal income tax and United Kingdom tax purposes, if a US holder holds ADRs evidencing ADSs, the holder will be treated as the owner of the Ordinary Shares represented by those ADSs. Accordingly, except as noted below, the tax consequences discussed below apply equally to US holders of ADSs and to US holders of Ordinary Shares not in ADS form, and exchanges of Ordinary Shares for ADRs, and ADRs for Ordinary Shares, generally will not be subject to US Federal income tax or to UK tax.

Taxation of Dividends

United Kingdom Income Tax

For the purposes of this summary, the term “Eligible US holder” means a beneficial owner of an ADS or Ordinary Share that derives and beneficially owns the cash dividend paid thereon and that is a resident of the United States for the purposes of the Convention relating to income and capital gains taxes (the Income Tax Convention).

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

US shareholders who own less than 10 per cent of the voting stock as portfolio investors, and who are entitled to a tax credit under the Income Tax Convention may elect to be treated as receiving an amount equal to the credit without affirmatively making a claim to the United Kingdom or obtaining a receipt therefrom. This election is made on Line 5 of Form 8833, which is to be filed with the portfolio investor’s income tax return. Such an investor making this election will be treated as having received an additional dividend equal to the gross tax credit payment and as having paid the UK withholding tax on such tax credit payment.

United States Federal Income Tax

Subject to the passive foreign investment company, rules discussed below, a US holder is subject to US Federal income taxation on the gross amount of any dividend paid by Vernalis out of its current or accumulated earnings and profits (as determined for US Federal income tax purposes). The PFIC rules, however, materially alter this treatment. A US holder that is eligible for the benefits of the Old Treaty may include in the gross amount the UK tax withheld from the dividend payment pursuant to the Old Treaty, as described above in “United Kingdom Taxation.” Subject to certain limitations, the UK tax withheld in accordance with the Old Treaty and effectively paid over to the UK Inland Revenue will be creditable against the US holder’s US Federal income tax liability, if the US holder is eligible for the benefits of the Old Treaty and has appropriately filed Internal Revenue Form 8833. Under the New Treaty, a US holder will not be entitled to a UK tax refund, but also not be subject to UK withholding tax. In that case, the US holder therefore will include in income for US Federal income tax purposes only the amount of the dividend actually received from Vernalis, and the receipt of a dividend will not entitle the US holder to a foreign tax credit. Dividends will be income from sources outside the United States, and generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the allowable foreign tax credit.

Dividends paid to a non-corporate US holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15 per cent if certain holding period requirements are met. Dividends paid by Vernalis, however, likely will not be qualified dividend income as described below in “Passive Foreign Investment Company Considerations.”

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

Distributions in excess of current and accumulated earnings and profits, as determined for US Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the Ordinary Shares or ADRs, and thereafter as capital gain. No dividends received deduction will be allowed to US corporations with respect to dividends paid by the Company.

Special rules described below apply with respect to dividends distributed to a US holder during periods in which Ordinary Shares or ADSs are treated as stock of a passive foreign investment company, as described above.

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

United States Federal Income Tax

Subject to the passive foreign investment company rules discussed below, if a US holder sells or otherwise disposes of his Ordinary Shares or ADSs, he will recognize capital gain or loss for US Federal income tax purposes equal to the difference between the US dollar value of the amount that the US holder realizes and his tax basis, determined in US dollars, in his Ordinary Shares or ADSs. Capital gain of a noncorporate US holder that is recognized after May 5, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15 per cent where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The PFIC rules, however, materially alter the United States federal income tax treatment described here.

Passive Foreign Investment Company Considerations

The Company believes that for the taxable period ending December 31, 2003, Ordinary Shares and ADSs will be treated as stock of a passive foreign investment company (PFIC) for US Federal income tax purposes. Although it is possible that the Company will not be a PFIC in future years, US holders who held the Company’s Ordinary Shares or ADSs during the company’s taxable period ending December 31, 2003 will be subject to the PFIC rules for all subsequent taxable years, unless the US holder makes a “QEF election” as described below. The conclusion that the Company is properly classified as a PFIC is a factual determination made annually and thus is subject to change. The Company will monitor its status and will, promptly following the end of each taxable year, notify shareholders, if it believes that it is properly classified as a PFIC for that taxable year.

The following is a general discussion of the PFIC rules applicable to US holders who hold Ordinary Shares or ADSs during any taxable year of the Company in which the Company is treated as a PFIC.

Under PFIC rules, a US holder that does not make a “QEF election” or “mark-to-market election”, each as described below, is subject to special rules with respect to: (a) any gain realized on the sale or other disposition of Ordinary Shares or ADSs; and (b) any “excess distribution” by the Company to the US holder (generally, any distributions to the US holder in respect of the Ordinary Shares or ADSs during a single taxable year that are greater than 125 per cent of the average annual distributions received by the US holder in respect of the Ordinary Shares or ADSs during the three preceding taxable years or, if shorter, the US holder’s holding period for the Ordinary Shares or ADSs). Under these rules: (i) the gain or excess distribution would be allocated ratably over the US holder’s holding period for the Ordinary Shares or ADSs; (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income; (iii) the amount allocated to each prior year for which the Company is treated as a PFIC, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of tax attributable to each such year.

The special PFIC tax rules described above will not apply to a US holder if the US holder makes an election to have the Company treated as a “qualified electing fund” (a QEF election) for the first taxable year in which the US holder owns Ordinary Shares or ADSs and for which the Company is treated as a PFIC, and the Company provides certain required information to holders. The election generally must be made with the US holder’s US Federal income tax return for the taxable year of the US holder that includes the last day of the first taxable year of the Company for which the Company is treated as a PFIC.

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

The special PFIC tax rules described above will also not apply to a US holder of “marketable stock,” if the U.S. holder makes an election to “mark to market” such stock (a mark-to-market election). The ADSs will be considered “marketable stock” for these purposes. However, there is no certainty that the Ordinary Shares will be considered “marketable stock” for these purposes unless and until the Internal Revenue Service designates the London Stock Exchange as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make such a designation.

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

A US holder that has not made a QEF election with respect to the Company will continue to be subject to the PFIC rules unless it makes a “deemed sale election” under Section 1298(b)(1) of the Code. A US holder that makes a deemed sale election will be treated as if it had sold its Ordinary Shares or ADSs on the last day of the last taxable year of the Company in which the Company was a PFIC and will be required to recognize for Federal income tax purposes any gain (but not loss) realized on the deemed sale. A US holder that makes a deemed sale election will no longer be subject to the PFIC rules, unless the Company again becomes a PFIC. US holders that have not already made a QEF election with respect to the Company are advised to consult with their tax adviser as to the desirability of making a deemed sale election.

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

In addition, notwithstanding any election a US holder makes with regard to the Ordinary Shares or ADS, dividends received from Vernalis by the US holder will not constitute qualified dividend income to the holder if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends received by the US holder that do not constitute qualified dividend income are not eligible for the 15 per cent maximum rate applicable to qualified dividend income. Instead, the US holder must include the gross amount of any such dividend paid by Vernalis out of its accumulated earnings and profits (as determined for US Federal income tax purposes) in its gross income, and it will be subject to tax at rates applicable to ordinary income.

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

Where Ordinary Shares being acquired are transferred directly to the Depositary’s nominee, the charge will generally be the higher charge of 1.5 per cent of the price payable for the Ordinary Shares so acquired.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information presented under this Item relates to Vernalis plc and its consolidated subsidiaries for the fiscal period reported.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

The management of Vernalis, including its Chief Executive Officer and Chief Financial Officer has evaluated, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined under Securities and Exchange Commission rules) as at December 31, 2003. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2003. During the period covered by this transition report there were no changes in connection with the Company’s internal controls over financial reporting, nor were any changes identified that had, or may reasonably have been expected to have, a material effect on internal controls over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Ms C C Ferguson qualifies as an audit committee financial expert, as such term is defined for purposes of this Item 16A. In order to further supplement her skills specific advisers and experts will continue to be engaged to provide independent advice to her as well as to the management and other members of the committee.

ITEM 16B.  CODE OF ETHICS

The Company does not currently have a code of ethics as defined for purposes of this Item 16B. The Company is in the process of conducting a survey of the existing policies applicable to employees and directors of the three entities, the Company (formerly British Biotech plc), Vernalis Group and RiboTargets Holdings plc, that were combined during 2003 to form the current Group, and intends to adopt a code of ethics as defined for purposes of this Item in the near future.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s principal independent auditor is PricewaterhouseCoopers LLP, London, UK. In accordance with the Sarbanes-Oxley Act of 2002, the auditors will not be engaged on any non-audit work which may compromise their independence.

Fees billed to the Company for professional services by PricewaterhouseCoopers in fiscal 2002, and by PricewaterhouseCoopers LLP in fiscal 2003 and in the eight month transition to December 31, 2003, were as follows:

	Year ended April 30,		Eight months ended December 31,
	2002	2003	2003
	£000	£000	£000
Audit fees	65	110	96
Audit-related fees	133	148	170
Taxation	84	134	76
All other fees	162	513	390

	444	905	732

‘Audit-related fees’ relates principally to SEC and UK Listing Authority compliance work in relation to the Company and to Vernalis Group plc.

‘Tax fees’ relates to tax compliance work, together with advice on the tax treatment of completed and proposed collaborations.

‘All other fees’ for the eight month transitional period ended December 31, 2003, of £390,000 relates to reporting accounting work in respect of the Placing and Open Offer by Vernalis Group in May 2003 and the merger between

British Biotech and Vernalis Group. ‘All other fees’ for fiscal 2003 of £513,000 relates to the acqisition of RiboTargets and the proposed merger with MorphoSys. ‘All other fees’ for fiscal 2002 of £162,000 relates to the proposed fundraising by Vernalis Group in that year.

See also Note 4d to the Consolidated Financial Statements.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

All engagements of the independent auditors by the Company or any of its subsidiaries to provide audit or non-audit services are approved by the Audit Committee through one or two methods. The Audit Committee may approve the service before the independent auditor is engaged to provide such service or the Audit Committee may designate one or more of its members who are independent to pre-approve audit and non-audit services.

The Audit Committee may from time to time designate one or more of its members, who are independent, to pre-approve any audit service or permissible non-audit service to be provided by the independent auditor. The member(s) exercising such delegated authority must report at the next scheduled meeting of the Audit Committee any services that were pre-approved under this delegated authority since the date of the last scheduled meeting.

The scope of the engagements being pre-approved is designed to (1) detail the particular service for which the independent auditor is approved to be engaged, (2) ensure that the Audit Committee is promptly informed of each service performed under the pre-approved engagement and (3) ensure that the Audit Committee’s responsibilities under the Securities Exchange Act of 1934, as amended, are not delegated to management.

If the Audit Committee pre-approves a service provided by the Independent Auditor, the amount of time between the time of pre-approval and the time at which the independent auditor is engaged as well as the time at which the Independent Auditor commences work on the engagement is considered carefully by the Audit Committee. Generally, the Audit Committee will not pre-approve a service more than one year prior to the time at which it is anticipated that the independent auditor will commence work.

The Company provides a report to the Audit Committee of each service performed pursuant to the pre-approved engagement at the first meeting of the Audit Committee held following the commencement of such service. The report to the Audit Committee may take the form of an oral report and includes a description of each particular service and the fees and expenses therefore. All engagement letters entered into pursuant to pre-approved engagements are made available to the Audit Committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable until the Company’s annual report for the fiscal year ending December 31, 2005

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable until the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2004.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements presented under this Item are the financial statements of Vernalis plc and its consolidated subsidiaries for the reported periods other than post balance sheet events described in Note 26 to the Notes to the Consolidated Financial Statements.

The following Consolidated Financial Statements and related Notes thereto, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Transition Report on Form 20-F.

Financial statements schedules have been omitted because the required information is shown in the Consolidated Financial Statements or the related Notes thereto.

ITEM 19.  EXHIBITS

The following documents are filed as exhibits to this Transition Report on Form 20-F:

1.	Memorandum and Articles of Association of the Company(1)
4.	Material Contracts:
4.1	Service Contracts of Directors
(a)	Service Agreement, dated March 21, 2003 between the Company and Peter Fellner(1)
(b)	Service Agreement dated March 21, 2003, between the Company and Simon Sturge including Letter of Amendment between the Company and Simon Sturge, dated July 17, 2003.(1)
(c)	Service Agreement, dated June 24, 1999, between the Company and Tony Weir(2) including Letter of Amendment dated March 31, 2003, between the Company and Tony Weir and Letter of Amendment dated July 17, 2003 between the Company and Tony Weir.(1)
(d)	Service Agreement, dated July 2, 2003, between the Company and Peter Worrall(1)
(e)	Service Agreement dated July 2, 2003, between the Company and John Hutchison(1)
(f)	Engagement Letter between the Company and Peter Read, dated July 18, 2003(1)
(g)	Engagement Letter between the Company and George Kennedy, dated July 17, 2003(1)
(h)	Engagement Letter between the Company and Carol Ferguson, dated July 17, 2003(1)
(i)	Engagement Letter between the Company and Keith Merrifield, dated December 1, 1999(2), Engagement Letter between the Company and Keith Merrifield, dated March 21, 2003 including Letter of Amendment between the Company and Keith Merrifield, dated July 17, 2003.(1)
(j)	Engagement Letter between the Company and Ian Kent, dated March 21, 2003 including Letter of Amendment between the Company and Ian Kent, dated July 17, 2003.(1)
(k)	Engagement Letter between the Company and Eugene Williams, dated December 12, 2000(2). Engagement letter between the Company and Eugene Williams, dated March 21, 2003 including Letter of Amendment between the Company and Eugene Williams dated July 17, 2003.(1)
(l)	Engagement Letter between the Company and Timothy Edwards, dated June 24, 1999(2)(3)
(m)	Engagement Letter between the Company and Elliot Goldstein, dated October 6, 1998(2)(3)
(n)	Engagement Letter between the Company and Alan Baxter, dated May 19, 2004
4.2	Acquisition of Ribo Targets
(a)	Offer for the acquisition by the Company of RiboTargets dated March 21, 2003(1)
(b)	Deed of covenant dated March 17, 2003 entered into by the Company in favour of RiboTargets(1)
(c)	Undertaking dated March 21, 2003 entered into by certain (now former) RiboTargets shareholders(1)
4.3	Merger with Vernalis Group plc
(a)	Offer for the acquisition by the Company of Vernalis Group plc dated July 25, 2003(1)
4.4	Agreements originally entered into by Vernalis Group plc
(a)	Lease between Allied Dunbar Assurance plc (successor to Marion Merrel Limited) and Vernalis Research Limited (successor to Cerebrus Limited) dated May 13, 1997(1)
(b)	Sub-License Agreement between Menarini International Operations Luxembourg SA and Vernalis Development Limited (formerly known as Vanguard Medica Limited) dated as of September 10, 1999(4)
(c)	Supply Agreement between Vernalis Development Limited (formerly known as Vanguard Medica Limited) and Menarini International Operations Luxembourg SA, dated as of September 10, 1999(1)
(d)	Second Amending Agreement dated November 27, 2000(1), and Third Amending Agreement dated March 1, 2004, both amending the Frovatriptan Development and Sublicense Agreement between SmithKline Beecham plc and Vernalis Development Limited (formerly known as Vanguard Medica Limited).
(e)	Second Amended and Restated License Agreement between Elan Pharma International Limited and Vernalis Limited, dated March 15, 2002, amending and restating the Amended and Restated Sub-License Agreement between the parties, dated as of December 12, 2000(4).
(f)	£7,000,000 Convertible Loan Agreement between Vernalis Group plc and Roche Finance Ltd, dated May 13, 2002(4)
(g)	Placing and Open Offer Agreement, dated May 1, 2003, between Vernalis Group plc and Cazenove(1)
4.5	Reacquisition of North American Rights to Frovatriptan
(a)	Agreement for the Sale and Purchase of the North American Frova Assets of Elan, among Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Elan Pharma Limited and Vernalis plc, dated March 29, 2003.
(b)	Transitional Services Agreement between Elan Corporation plc, Elan Pharmaceuticals Inc, Elan Pharma Ltd and Vernalis Development Ltd dated May 18, 2004.
(c)	Floating Charge between Vernalis Development Ltd and Elan Pharma International Ltd dated May 18, 2004.
4.6	Other contracts
(a)	The Company Discretionary Share Option Plan(1)
(b)	Deed of Grant of Option, dated April 23, 2003, between the Company and Peter Fellner(1)
8.	List of subsidiaries of the Group(5)
12.	CEO and Finance Director Certifications pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.	CEO and Finance Director Certifications pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934(6)
(1)	Incorporated by reference to the Annual Report of Vernalis plc on Form 20-F for the year ended April 30, 2003.
(2)	Incorporated by reference to the Annual Report of British Biotech plc on Form 20-F for the year ended April 30, 2001.
(3)	Timothy Edwards and Elliot Goldstein have stepped down from the Board of the Company.
(4)	Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission by Vernalis Group plc (File No: 0-31200) in connection with its registration statement on Form 20-F filed with the SEC on September 17, 2001 and the Annual Report on Form 20-F filed with the SEC July 1, 2002.
(5)	Incorporated by reference to Item 4L “Organizational Structure” of this Transition Report on Form 20-F.
(6)	Furnished but not filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

Vernalis plc (Registrant)
By:	/s/ A J Weir
	Name:	Anthony J Weir
	Title:	Chief Financial Officer

Date: June 15, 2004

VERNALIS PLC

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Vernalis plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Vernalis plc and its subsidiaries at December 31, 2003 and April 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2003, and the eight months ended December 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has entered into transactions which will require it to seek additional funds during the next 12 months that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 3 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London, UK
June 11, 2004

VERNALIS PLC

CONSOLIDATED STATEMENTS OF INCOME

	Year ended April 30,						Eight months ended December 31,
	2001		2002		2003		2003
	£000		£000		£000		£000
Revenue (Note 4a)	4,616		14,766		9,143		8,631
Costs and expenses
Cost of goods sold	—		—		(418)		(228)
Research and development expenditure	(43,291)		(38,152)		(30,512)		(26,890)
Selling, general & administration expenses	(9,485)		(11,732)		(14,276)		(10,901)
Other operating (expenses) / income	(276)		164		(186)		—

Total operating costs & expenses (Note 4d)	(53,052)		(49,720)		(45,392)		(38,019)

Operating loss (Note 4)	(48,436)		(34,954)		(36,249)		(29,388)
Profit / (provision for loss) on disposal of fixed assets	—		2,505		—		(2,988)
Merger transaction expenses	—		—		—		(5,396)
Amount written off investments	(799)		(324)		(799)		(862)
Costs of restructuring	(1,182)		—		—		—
Net Interest (Note 6)	4,199		2,783		2,803		1,770

Loss before provision for income taxes	(46,218)		(29,990)		(34,245)		(36,864)
Provision for income taxes (Note 7)	1,849		2,899		3,659		2,645

Net loss	(44,369)		(27,091)		(30,586)		(34,219)
Net loss per share (basic and diluted) — restated	(64.3	)p	(38.6	)p	(43.1	)p	(24.9	)p

Ordinary Shares used in computing
Net loss per share (000s) — restated	69,021		70,175		71,010		137,219

All potential ordinary shares, including options and deferred shares, are anti-dilutive.

STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended April 30,			Eight months ended December 31
	2001	2002	2003	2003
	£000	£000	£000	£000
Net loss for the financial year / period	(44,369)	(27,091)	(30,586)	(34,219)
Translation of overseas subsidiaries	—	—	—	—

Total losses recognized during the year / period	(44,369)	(27,091)	(30,586)	(34,219)

The notes on pages F-6 to F-37 are an integral part of these Consolidated Financial Statements.

VERNALIS PLC

CONSOLIDATED BALANCE SHEETS

	April 30,	April 30,	December 31,
	2002	2003	2003
	£000	£000	£000
Fixed assets
Intangible assets (Note 9)	23,791	28,687	22,925
Tangible assets (Note 10)	10,245	11,564	7,508
Investments (Note 11)	1,961	1,107	83

	35,997	41,358	30,516
Current assets
Stock	—	57	49
Debtors (Note 12)	5,757	11,984	10,991
Short term deposits and investments	62,709	48,115	22,329
Cash	273	339	1,885

	68,739	60,495	35,254
Current liabilities
Creditors: amounts falling due within one year (Note 13)	(18,957)	(20,987)	(19,773)
Net current assets	49,782	39,508	15,481

Total assets less current liabilities	85,779	80,866	45,997
Creditors: amounts falling due after more than one year (Note 14)	(22,227)	(24,773)	(8,119)
Provisions for liabilities and charges (Note 15)	(250)	(2,517)	(4,089)

Net assets	63,302	53,576	33,789

Capital and reserves
Share capital (note 16)	35,221	36,895	38,813
Share premium account	298,615	298,252	298,226
Merger reserve	89,328	89,445	101,985
Other reserve	30,733	50,776	50,776
Profit and loss account	(390,595)	(421,792)	(456,011)

Total shareholders’ funds	63,302	53,576	33,789

ANALYSIS OF SHAREHOLDERS’ FUNDS
Equity	31,595	21,869	2,082
Non-Equity	31,707	31,707	31,707

	63,302	53,576	33,789

The notes on pages F-6 to F-37 are an integral part of these Consolidated Financial Statements.

VERNALIS PLC

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Net cash outflow from operating activities (Note 20)	(40,644)	(30,302)	(36,448)	(34,089)
Returns on investments and servicing of finance (Note 21)	5,042	3,026	1,952	659
Taxation	1,703	1,618	3,169	2,783
Capital expenditure (Note 22)	6,569	799	(4,299)	(16)

Cash utilized by operations	(27,330)	(24,859)	(35,626)	(30,663)
Acquisitions — purchase of subsidiary undertakings	—	—	1,967	—
Management of liquid resources	21,260	19,453	27,443	25,786
Financing (Note 23)	6,531	4,757	6,215	6,478

Increase / (decrease) in cash in the period	461	(649)	(1)	1,601

Reconciliation of net cash flow to movement in net funds

	Year ended April 30,			Eight months ended
				December 31
	2001	2002	2003	2003
	£000	£000	£000	£000
Increase / (decrease) in cash in the period	461	(649)	(1)	1,601
Cash used to decrease (provided by) debt and lease financing	(3,086)	4,300	(6,291)	7,955
Cash used to decrease liquid resources	(21,260)	(19,453)	(27,443)	(25,786)
Exchange adjustment	35	62	29	(55)
Finance leases acquired with subsidiary	—	—	(1,269)	—
Liquid resources acquired with subsidiary	—	—	12,903	—

Movement in net funds in the period	(23,850)	(15,740)	(22,072)	(16,285)
Net funds at May 01	99,920	76,070	60,330	38,258

Net funds at April 30 / December 31 (Note 24)	76,070	60,330	38,258	21,973

The notes on page F-6 to F-37 are an integral part of these Consolidated Financial Statements.

VERNALIS PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the period from April 30, 2001 to December 31, 2003
		Share			Profit	Total
	Share	premium	Other	Merger	and loss	shareholders’
	capital	account	reserve	reserve	account	equity
	£000	£000	£000	£000	£000	£000
April 30, 2001	35,161	298,615	30,668	89,190	363,695	89,939
Loss for year	—	—	—	—	(27,091)	(27,091)
Allotment of shares	60	—	65	—	—	125
Debit for bonus share award	—	—	—	—	191	191
Adjustment to merger reserve	—	—	—	138	—	138

April 30, 2002	35,221	298,615	30,733	89,328	(390,595)	63,302
Loss for year	—	—	—	—	(30,586)	(30,586)
Allotment of shares	1,674	—	20,043	117	—	21,834
Credit for bonus share award	—	—	—	—	(611)	(611)
Expense on issue of shares	—	(363)	—	—	—	(363)

April 30, 2003	36,895	298,252	50,776	89,445	(421,792)	53,576
Loss for period	—	—	—	—	(34,219)	(34,219)
Allotment of shares	1,918	—	—	—	—	1,918
Expense on issue of shares	—	(26)	—	—	—	(26)
Adjustment to merger reserve	—	—	—	12,540	—	12,540

December 31, 2003	38,813	298,226	50,776	101,985	(456,011)	33,789

The notes on pages F-6 to F-37 are an integral part of these Consolidated Financial Statements.

VERNALIS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  History and operations

The Group (as defined below) was founded in 1986 and, since foundation, its principal business has been pharmaceutical research and development with the objective of developing a portfolio of patented pharmaceuticals. This research has been conducted both on its own behalf and in connection with a number of collaborative research agreements with other companies.

2.  Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. The significant accounting policies adopted in arriving at the consolidated financial statements are as follows:

(a)  Accounting convention

The financial statements have been prepared under the historical cost convention, and in accordance with applicable Accounting Standards in the United Kingdom. A summary of the principal Group accounting policies, which have been applied consistently, is set out below.

Vernalis is a research and development based pharmaceutical business which expects to incur further losses until revenues from royalty income and milestone receipts exceed expenditure on the product portfolio. As a result, the directors believe that the Group is likely to need additional sources of finance in due course. The Directors have prepared projections which confirm that, excluding the effects of the transaction set out below, the Group expects to have sufficient cash resources of the foreseeable future. By their nature, the projections are inherently subject to some uncertainty, particularly in respect of revenues.

Vernalis has reacquired the North American rights for frovatriptan from Elan for a total of US $50 million, payable in instalments over the period to December 31 2005. Vernalis will also purchase certain inventory from Elan at an expected approximate cost of $5.4 million payable no later than December 31 2004.

As a result of this transaction, Vernalis has exchanged its royalty income and potential milestone payments for enhanced cash flows arising from the full sales of frovatriptan in North America and is seeking a new commercialization partner or partners for frovatriptan which may include upfront and milestone payments. However, in order to meet its obligations to Elan, the Directors believe that the Group does not have sufficient cash resources for the foreseeable future, and therefore Vernalis will require additional funds during the next 12 months, in particular to meet the payment of $20 million which Vernalis is required to make to Elan on December 31 2004. The Directors believe such funding can be obtained through the completion of an additional equity fundraising or through securing a pharmaceutical partner for frovatriptan. Accordingly, the Directors have prepared the financial information on a going concern basis. As a result of the transaction, the auditors’ report on the financial statements for the eight months ended December 31, 2003 contains reference to the substantial doubt regarding going concern.

(b)  Basis of preparation

The consolidated financial statements of the Group include the accounts of Vernalis plc (formerly British Biotech plc) (the “Company”) and all its subsidiary undertakings (together, the “Group”), made up to December 31 2003. Intercompany transactions are eliminated on consolidation and the consolidated accounts reflect external transactions only.

The identifiable assets and liabilities of subsidiary undertakings accounted for under acquisition accounting principles are included in the consolidated balance sheet at their fair values at the date of acquisition. The results and cash flows of such subsidiaries are brought into the Group accounts only from the date of acquisition. As permitted by FRS 3 (Reporting Financial Performance), the acquisition of RiboTargets Holdings plc, which took place seven days before the end of the previous financial period end on 23 April 2003, has been presented separately as if it was an acquisition in the current period.

The merger basis of accounting, as set out in FRS 6 (Acquisitions and Mergers), has been adopted by the Group in respect of the merger of Vernalis Group plc and the Company. Under merger accounting principles, the results, assets and liabilities and cashflows of Vernalis Group plc and British Biotech plc have been combined from the beginning of the period in which the merger took place.

The consolidated profit and loss account, balance sheet and cashflow comparatives are stated on the combined basis, and adjustments have been made as required to achieve consistency of accounting policies. The merger became effective on 1 September 2003, following which, the Company changed its name to Vernalis plc. Prior to the merger, the Company and Vernalis Group plc had accounting reference dates of April 30 and December 31 respectively. These statutory accounts are for the eight month period ended December 31 2003, with comparative amounts for the year ended April 30, 2003. Further details relating to the merger of the Company and Vernalis Group plc are given in note 5.

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

(d)  Accounting policies

Turnover

Turnover, which excludes value added tax, represents the value of goods and services supplied. Non-refundable access fees, options fees and milestone payments received for participation by a third party in commercialization of a compound are recognized when they become contractually binding provided there are no related commitments of the Group. Where there are related commitments, revenue is recognized on a percentage of completion basis in line with the actual levels of expenditure incurred in fulfilling these commitments. All other license income and contract research fees are recognized over the accounting period to which the relevant services relate. Product sales are recognized on despatch to the customer. Revenues derived from grants received are recognized in line with the related expenditure. Royalty income is recognized in relation to sales to which the royalty relates.

Research and development

Research and development expenditure is written off as incurred, except where assets are acquired or constructed in order to provide facilities for research and development over a number of years. These assets are capitalized and depreciated over their useful lives. Expenditure relating to clinical trials is accrued on a percentage of completion basis with reference to fee estimates with third parties.

Joint arrangements

The Group has certain contractual research agreements with other participants. These joint activities do not create an entity carrying on a trade or business of its own and, as such, each is accounted for as a joint arrangement that is not an entity. That is, the Group accounts for its own assets, liabilities and cash flows measured in accordance with the terms of the agreement governing the arrangement.

Goodwill

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the value of the purchase consideration over the fair value of the underlying net assets acquired. The goodwill arising is capitalized and amortized in equal instalments over its estimated useful economic life. Provision is made for any impairment in value if events or Goodwill in respect of the acquisition of RiboTargets and Cerebrus Pharmaceuticals Limited is being amortized over three years and five years respectively

Goodwill previously written off to reserves has not been reinstated on the balance sheet as permitted by FRS10.

Other intangible assets

Other intangible assets, which principally comprise payments made to third parties to acquire licenses to develop their intellectual property, are amortized on a straight line basis over their estimated useful economic life. Provision is made for any impairment in value if events or changes in circumstances indicate that the carrying value may not be recoverable in full.

Tangible fixed assets

Tangible fixed assets are stated at historic cost less depreciation, with the exception of freehold land and assets in the course of construction that are not depreciated. Historic cost comprises the purchase price together with any incidental costs of acquisition. Depreciation is calculated to write off the cost, less residual value, of tangible fixed assets in equal annual instalments over their estimated useful lives as follows:

Freehold buildings	50 years
Buildings — internal works	5 to 50 years
Leasehold buildings	Period of lease
Plant and machinery	2 to 5 years
Fixtures and fittings	3 to 10 years

The profit arising on the sale of owned assets that are subsequently leased back under an operating lease is recognized at the time of disposal.

Finance and operating leases

Costs in respect of operating leases are charged to the profit and loss account on a straight line basis over the terms of the leases. Leasing agreements which transfer to the Company substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of both a capital and interest element. The capital element is applied to reduce the outstanding obligations under the leasing commitments and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the relevant lease term and the useful economic life of the equivalent owned assets.

Fixed asset investments

Investments in subsidiary and other undertakings are carried at cost less any impairment provision. Such investments are subject to review, and any impairment is charged to the profit and loss account. Impairments in listed undertakings are determined having regard to the evolution of the market price of shares. Impairment in unlisted investments are determined using Directors’ estimates of changes in the underlying investment and market movements.

Current asset investments

Current asset investments are stated at the lower of cost and net realisable value at the balance sheet date.

Stock

Stocks are carried at the lower of cost and net realisable value.

Deferred taxation

Provision is made for deferred tax liabilities and assets, using full provision accounting, otherwise known as the incremental liability method, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with FRS 19. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are only recognized to the extent that it is considered probable that they will be recoverable. Deferred tax is measured on a non-discounted basis.

Pension costs

The Group operates several defined contribution pension schemes. The assets of the schemes are held separately from those of the Group in independently administered funds. In addition, the Group makes defined contributions to employees’ approved personal pension plans. Pension contributions are charged to the profit and loss account in the period in which the costs are incurred. The Group does not offer any other post-retirement benefits.

Foreign currencies

Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the transaction date. Assets and liabilities in foreign currencies are retranslated into sterling at the rate of exchange ruling at the balance sheet date. Differences arising due to exchange rate fluctuations are taken to the profit and loss account in the period in which they arise.

The financial statements of overseas subsidiaries are translated using the net investment method; the amounts in the balance sheet are translated at the closing rate and the amounts in the profit and loss account are translated at an average rate. Exchange differences arising on translation are taken directly to reserves.

Employee benefits

The charge for the shares awarded under the Deferred Share Bonus Scheme is recognized in the consolidated profit and loss account as the difference between the market value of the shares at the date of grant and any consideration to be received on the exercise of the deferred shares. The charge is based on estimates of staff turnover and share price growth and is accrued in the profit and loss account reserve.

Shares held for the continuing benefit of the Group’s business under employee share option plan (ESOP) arrangements are included in the financial statements of the Group, in accordance with generally accepted accounting practices, and are classified as fixed assets and carried at cost less provision for impairment in value. Where the shares are conditionally gifted or put under option to employees at below their book value, the difference between book value and residual value (nil in the case of a gift, or the option price) is charged as an operating cost on a straight line basis over a period ending on the date that the gift becomes unconditional or the option can be exercised. If the performance criteria are not met, then the title of the shares will not pass.

The Company takes advantage of the exemption under UITF 17 in respect of SAYE schemes.

Financial instruments

The Group does not enter into derivative financial instruments and has no financial liabilities other than finance leases, loans and trade creditors. Financial assets and liabilities are recognized and cease to be recognized on the basis of when the related legal title or obligations pass to or from the Group. Financial assets and liabilities are shown at the lower of cost to the Group and fair value, as determined by reference to the market value of the asset or liability.

Related party transactions

In accordance with FRS 8 (Related Party Disclosures), the Company discloses details of material transactions between the reporting entity and related parties. However, transactions between the Company and other Group companies have not been disclosed, in accordance with the exemption in FRS 8 paragraph 3(a).

3.  Summary of differences between UK and US Generally Accepted Accounting Principles

The financial statements of the Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The tables below summarize the material adjustments to the loss for the period and shareholders’ funds which would be required if US GAAP had been applied instead of UK GAAP.

Reconciliation of loss for the period to US GAAP

		Year ended April 30,			Eight months ended December 31,
	Notes	2001 (as restated)	2002 (as restated)	2003 (as restated)	2003 (as restated)
		£000	£000	£000	£000

Loss under UK GAAP		(44,369)	(27,091)	(30,586)	(34,219)
Adjustments in respect of purchase accounting for Vernalis Group plc:	i
Add back pre-acquisition losses		21,016	9,857	13,098	4,634
Add back expensed ‘merger’ costs					3,289
Write-off: in-process research and development capitalized		—	—	—	(4,091)
Expense acquired: fair value less book value of inventory		—	—	—	(64)
Redundancy provision included in acquisition balance sheet		—	—	—	560
Amortization in respect of pre-acquisition goodwill		—	—	—	596
Amortization of acquired developed product		—	—	—	(1,451)

		21,016	9,857	13,098	3,473
Adjustments in respect of purchase accounting for RiboTargets Holdings plc:
Write-off: in-process research and development capitalized	viii	—	—	(5,077)	—
Redundancy provision included in acquisition balance sheet	viii	—	—	102	—
Amortization charge on reduced goodwill asset	viii	—	—	60	1,837
Amortization of acquired developed product	viii	—	—	(18)	(2,406)

		—	—	(4,933)	(569)
Other US GAAP adjustments:
Payroll taxes payable on shared options	ii	121	(14)	(107)	—
Permanent diminution in value of marketable securities	iii	(275)	275	17	23
Intangible asset amortization	iv	(1,089)	(898)	210	2,253
Share compensation charges	v	—	148	(257)	—
Embedded option	vi	—	—	63	(63)
Revenue recognition	vii	—	—	—	(179)
Profit on lease back transaction		(248)	248	—	—

Net loss under US GAAP		(24,844)	(17,475)	(22,495)	(29,281)

Loss per share under US GAAP		(74.6)p	(52.4)p	(66.0)p	(28.0)p

Reconciliation of shareholders’ funds to US GAAP

		April 30,	April 30,	December 31,
		2002	2003	2003
	Notes	(as restated)	(as restated)
		£000	£000	£000
Shareholders’ funds under UK GAAP		63,302	53,575	33,788
Adjustments in respect of purchase accounting for Vernalis Group plc:	i
Impact on loss for period		9,857	13,098	3,473
Less pre acquisition losses		93,622	103,479	116,577
Less other pre acquisition reserves		(111,512)	(112,036)	(126,496)
Fair value of shares issued in consideration		—	—	46,302
Share issue costs on acquisition		—	—	(1,164)

		(8,033)	4,541	38,692
Adjustments in respect of purchase accounting for RiboTargets Holdings plc:
Impact on loss for period	viii	—	(4,933)	(569)
Increase in fair value of consideration	viii	—	4,005	—

		—	(928)	(569)
Other US GAAP adjustments:
Payroll taxes payable on share options	ii	107	—	—
Unrealized loss on investment	iii	—	17	40
In-process research and development	iv	(1,987)	(1,777)	(452)
Share compensation charges	v	—	—	—
Embedded option	vi	—	63	—
Revenue recognition	vii	—	—	(179)

Shareholders’ funds under US GAAP		53,389	55,491	71,320

(i)  Purchase accounting

Under UK GAAP, the merger of British Biotech plc and Vernalis Group plc was accounted for as a ‘merger of equals’ (pooling of interests). Under US GAAP the merger was accounted for as the acquisition of Vernalis Group plc by British Biotech plc using ‘purchase accounting’. Under purchase accounting, the costs of the investment is calculated at the market value of the shares issued together with incidental costs and the assets and liabilities of the acquired entity are recorded at fair value.

Details of the book value and fair value of the assets and liabilities of Vernalis Group plc as at 29 August 2003 are as set out below:

	Book values	Adjustments	Fair values
	£000	£000	£000
Tangible fixed assets	1,104	(351)	753
Intangible fixed assets	17,627	42,924	60,551
Stock	37	64	101
Debtors	2,340	—	2,340
Cash and liquid investments	15,969	—	15,969
Creditors falling due within one year	(15,310)	(335)	(15,645)
Creditors falling due after more than one year	(16,482)	1,399	(15,083)
Provisions	—	(560)	(560)

Net assets acquired	5,285	43,141	48,426

Satisfied by:
Shares issued and to be issued			46,302
Expenses of acquisition			2,124

Total consideration			48,426

Summary of material differences between UK and US GAAP

On August 29, 2003, the Group announced the successful acquisition of Vernalis Group plc. Under the terms of the offer made to Vernalis Group plc shareholders, 0.861 shares in British Biotech plc have been issued in exchange for one share held in Vernalis Group plc. Based upon a British Biotech plc average closing share price two days either side of the date of announcement of July 3, 2003 of 61.5 pence this valued Vernalis Group plc at £46.3 million.

In accordance with FAS 141, the acquired in-process research and development and developed technology (frovatriptan) assets have been identified and valued. Following this valuation, the initial negative goodwill arising of £28,600,000 has been allocated on a pro rata basis against all non current assets such that the value of the net assets acquired is equal to the value of the consideration and expenses paid. The net asset values included in the US GAAP balance sheet were £56,460,000 in respect of the developed existing product and £4,091,000 in respect of the in-process research and development programs. In accordance with US GAAP, the amount allocated to in-process research and development was expensed in the eight month period ended December 31 2003. The developed existing product asset is being amortized over the 12 year remaining life of the underlying patents.

An accounting policy adjustment has been made to the balance sheet values stated at August 29, 2003, in respect of upfront payments received and recognized as revenue, which under the Group policy have been deferred.

Stock, other creditors and market investments have been fair valued at the date of acquisition. A provision of £560,000 has been recognized at the date of acquisition in respect of redundancy payments. Intangible fixed assets acquired comprised goodwill in respect of the acquisition by Vernalis Group plc of Cerebrus in 2001, which has not been capitalized separately from the assets recognized on the acquisition of Vernalis Group plc by British Biotech plc. In addition to the £2,124,000 of acquisition expenses, share issue costs of £1,164,000 were incurred.

(ii)  Payroll taxes payable on share options

In accordance with the Urgent Issues Task Force Abstract 25, ‘National Insurance Contributions on Share Options Gains’, the Group has provided for the employers’ National Insurance payable on unapproved options granted after 5 April, 1999. In accordance with US GAAP, taxation is only charged upon exercise of the option.

(iii)  Permanent diminution in value of marketable securities

Under UK GAAP, an investment is written down where a permanent impairment has occurred. Under US GAAP, marketable securities are valued at market value, with temporary diminution in value being taken to other comprehensive income and permanent diminutions taken to the statement of operations. The definition of permanent is more prescriptive under US GAAP. At December 31, 2003 there was an increase in the value of securities between UK and US GAAP of £23,000. The market value of securities at April 30, 2003 resulted in an increase to the realisable value of the securities of £17,000.

(iv)  In-process research and development

Under UK GAAP, certain payments to acquire licenses to products are capitalized as intangible fixed assets under FRS10. Under US GAAP these payments are written off as in-process research and development in so far as these products are to be used in research and development activities and have no future alternative use.

(v)  Share compensation charges

Under UK GAAP, the cost of providing share options with performance criteria is recognized over the period of the performance criteria using as measurement date the date of issue. Under US GAAP, the measurement date remains open until it is known how many options will be available.

(vi)  Embedded option

Under US GAAP, FAS133, as amended, requires that all derivative financial instruments including embedded derivative financial instruments be fair valued while any change in that fair value is taken to the profit and loss account.

(vii)  Revenue recognition

In previous years under UK GAAP, revenue related to non-refundable up-front fees and non-refundable fees received in connection with the achievement of “milestones” in an effort to obtain regulatory approval of new drugs is recognized upon receipt provided there are no related commitments of the Group. Under US GAAP non-refundable up-front fees are deferred and recognized as revenue over the estimated period of the project and fees earned for the achievement of substantive milestones are recognized when the milestone is achieved and the payment is due and payable.

(viii)  Goodwill and other intangible assets

Under UK GAAP the shares issued to acquire RiboTarget Holdings were valued at the market price at the date of acquisition on April 23, 2003. Under US GAAP the shares issued were valued at the average market price for three days before and after the announcement of the acquisition on March 21, 2003. The movement of the British Biotech share price between these dates and methods increases the value of the purchase price by £4.0 million. In accordance with US

GAAP (EITF 95-3) an adjustment was made to the opening net assets position under UK GAAP to reflect the redundancy costs arising following a reorganization of the Group after acquisition. In accordance with UK GAAP, these costs were expensed in 2003.

Under US GAAP, purchase price is allocated to all tangible and identifiable intangible assets based upon estimated fair value at the date of acquisition. For the US GAAP purposes, fair values have been assigned to intangible assets which included in-process research and development (£5.0 million) and technology platform (£2.5 million). The specifically identifiable intangible assets have not been recognized under UK GAAP as they do not meet the criteria for recognition required by FRS 10, ‘Goodwill and intangible assets’.

Under US GAAP the amount of purchase consideration allocated to in-process research and development is immediately written off to the profit and loss account. The portion of the purchase price allocated to the technology platform under US GAAP is amortized over the estimated useful life. Under UK GAAP these amounts are include in goodwill.

The net impact on shareholders’ funds at April 30, 2003 and December 31, 2003 under US GAAP was:

	April 30, 2003	December 31, 2003
	£000	£000
Difference in consideration issued under US GAAP	4,005	—
Less profit and loss impact under US GAAP	(4,933)	(569)

	(928)	(569)

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

Under US GAAP, the Group is required to disclose the compensation expense for the Share Option Schemes. The compensation expense represents the difference between the exercise price of the share options granted in the periods and the fair market value of the underlying Ordinary Shares at the date of grant.

The following assumptions were used under the Black-Scholes option pricing model to estimate the fair values of the options granted in the period to:

	April 30,	April 30,	April 30,	December 31,
	2001	2002	2003	2003
Dividend yield	0%	0%	0%	0%
Volatility	77.6%	77.7%	65% - 68.5%	79%
Risk free investment rate	5.6%	5.11%	3.7% - 4.25%	4.6%
Forfeiture rate	0%	0%	0%	0%
Expected life	5 years	5 years	2 - 6 years	6 years

The impact of the compensation expense would have been to increase the net loss by £874,000 in 2001, £1,616,700 in 2002 and by £1,577,711 in the year ended April 2003 and by £2,290,919 in the eight months to December 31, 2003. The impact on net loss per share would have been an increase of 2.6p, 4.8p, in the year, 4.6p and 2.2p respectively.

The following table presents certain financial information for the eight months ended December 31, 2003 and 2002, respectively. (Amounts in thousands except per share amounts).

Transition period comparative data under US GAAP

	Eight months ended December 31,
	2002 (unaudited)	2003
	£000	£000
Revenues	719	5,009
Gross profit	719	4,830

Loss before income taxes	(12,817)	(31,530)
Research and development tax credit	1,159	2,249

Loss	(11,658)	(29,281)
Earning per common share (basic and diluted)	(34.9)p	(28.0)p
Weighted average common shares outstanding (£000)	33,375	104,439

Set out below is the Consolidated Statement of Operations, Consolidated Balance Sheet and Consolidated Statement of Cash Flows in accordance with US GAAP.

Consolidated Statements of Operations

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Revenues:
Product sales and royalties	—	—	—	2,022
Collaborations	1,588	1,450	1,078	2,987

Total Revenues	1,588	1,450	1,078	5,009
Costs and expenses:
Cost of sales	—	—	—	(179)
Research and development	(23,578)	(20,782)	(14,292)	(22,084)
Selling, general and administrative	(4,124)	(3,377)	(6,658)	(5,497)
Acquired in-process research and development	(1,089)	(898)	(5,077)	(4,091)
Amortization of intangibles	(146)	(474)	—	(2,739)
Gain / (loss) on sale of property	—	2,505	—	(2,988)

Total costs and expenses	(28,937)	(23,026)	(26,027)	(37,578)
Loss from operations	(27,349)	(21,576)	(24,949)	(32,569)
Other income (expense):
Investment income	3,449	2,542	1,435	1,941
Realized (loss)/gain on marketable securities, net	(275)	275	80	(40)
Amounts written of investments	(799)	(324)	(799)	(862)

Net loss before income taxes	(24,974)	(19,083)	(24,233)	(31,530)
Research and development tax credit	130	1,608	1,738	2,249

Net loss attributable to shareholders	(24,844)	(17,475)	(22,495)	(29,281)
Net loss attributable to common shareholders, basic and diluted	(74.6)p	(52.4)p	(66.0)p	(28.0)p
Weighted average shares, basic and diluted (£000)	33,318	33,362	34,107	104,439

Consolidated Balance Sheet

	As at April 30,			As at December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Assets
Current assets:
Cash and cash equivalents	18,990	4,445	24,868	16,148
Marketable securities	45,746	45,969	19,138	8,106
Inventory	—	—	—	49
Prepaid expenses and other current assets	5,622	3,506	7,105	10,991

Total current assets	70,358	53,920	51,111	35,294
Property and equipment, net	13,877	9,902	11,258	7,062
Other assets	—	—	—	83
Goodwill	—	—	4,875	4,620
Intangible assets, net	—	—	2,406	56,780

Total assets	84,235	63,822	69,650	103,389

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	5,951	4,777	2,205	9,129
Accrued expenses	3,016	3,002	6,217	9,441
Current portion of deferred revenue	1,378	568	550	4,822
Current portion of capital lease obligations	385	117	770	738
Current proportion of long term debt	291	286	270	270

Total current liabilities	11,021	8,750	10,012	24,400
Deferred revenue, net of current portion	317	—	2,298	1,299
Capital lease obligations net of current portion	235	63	499	18
Long term debt, net of current portion	1,890	1,620	1,350	6,802
Shareholders’ equity:
Common stock, 5 pence per value	33,326	33,375	35,045	42,577
Additional paid-in capital	308,623	308,475	332,400	369,978
Deferred compensation	2,225	2,413	1,802	1,802
Accumulated deficit	(273,385)	(290,860)	(313,742)	(343,023)
Accumulated other comprehensive income	(17)	(14)	(14)	(14)

Total stockholders’ equity	70,772	53,389	55,491	71,320

Total liabilities and stockholders’ equity	84,235	63,822	69,650	103,839

Consolidated Statement of Cash Flows

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Cash flows from operating activities:
Net loss	(24,844)	(17,475)	(22,495)	(29,281)
Adjustments to reconcile net loss to cash used in operating activities:
Acquired in-process research and development	(1,089)	898	—	4,758
Depreciation and amortization	2,616	1,743	1,374	3,723
Realized (gain on marketable securities)	3,344	(290)	(29)	—
Stock compensation expense	—	40	2,889	—
Other non-cash expenses	(46)	(3,223)	775	1,948
Inventory	—	—	—	8
Prepaid expenses and other current assets	(1,993)	2,306	42	1,624
Accounts payable and accrued expenses	5,002	(2,190)	(2,307)	(10,770)
Deferred revenue	(810)	(18)	—	1,299

Net cash used in operating activities	(17,820)	(18,209)	(19,751)	(26,691)
Cash flows from investing activities:
Proceeds from sales and maturities of marketable securities	8,000	1,423	39,798	14,879
Purchase of property and equipment	7,587	2,686	(775)	(16)
Net cash used in Ribotargets acquisition	—	—	1,967	—
Net cash used in Vernalis acquisition	—	—	—	10,573

Net cash provided by (used in) investing activities	15,587	4,109	40,990	25,436
Cash flows from financing activities:
Repayment of principal of long term debt obligations	(381)	(342)	(665)	(7,000)
Principal payments on capital leases	(132)	(121)	(180)	(410)

Net cash provided by financing activities	(513)	(463)	(845)	(7,410)
Increase (decrease) in cash and cash equivalents	(2,746)	(14,563)	20,394	(8,665)
Equity adjustment from foreign currency translation	62	18	29	(55)
Cash and cash equivalents, beginning of period	21,674	18,990	4,445	24,868

Cash and cash equivalents, end of period	18,990	4,445	24,868	16,148

Accounting Developments

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

In June 2002, the Council for the European Union adopted a regulation requiring listed companies in its member states to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Under this regulation the Group will prepare its first financial statements under IFRS during the year ending December 31 2005. A project to implement the conversion from UK GAAP to IFRS is under way.

FIN 46 was issued in January 2003, was revised in December 2003, and has been interpreted in various FASB staff positions. It is effective immediately for all variable interests in variable interest entities (VIE) created after January 31, 2003. For VIEs created before that date, the requirements are effective from January 1, 2004. FIN 46 requires certain transitional disclosures to be made immediately if it is reasonably possible that an entity will consolidate or disclose information about VIEs when FIN 46 becomes effective. FIN 46 defines a VIE as an entity where either the total equity investment at risk is not sufficient to permit the entity to finance its activities, without additional subordinated financial support; or the equity investors lack any one of the following: (1) the ability to make decisions about an entity’s activities; (2) the obligation to absorb losses of the entity; or (3) the right to receive residual returns of the entity. VIEs are required to be consolidated by the primary beneficiary, which is the party that absorbs the majority of the entity’s expected losses, expected gains, or both. As the Group does not have any interests in VIEs as of December 31, 2003, the adoption of this statement did not have an effect on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB No. 133 Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for derivative contracts and hedging instruments entered into after June 30, 2003. The adoption of this statement did not have a material impact on the Group’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and must be applied to all financial instruments at the beginning of the third quarter of 2003. The adoption of this statement did not have an effect on the Group’s consolidated financial statements.

4.  Analysis of Revenues, Expenditure, Operating Results and Assets

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000(i)	£000
(a) Revenues by activity
Continuing operations
Product sales and royalties	491	799	2,097	2,592
Collaborations (Note (c))	4,125	13,967	7,046	6,039

	4,616	14,766	9,143	8,631

(b) Revenues by geographic area
United Kingdom	1,377	602	90	49
United States	190	—	420	2,937
Rest of World	3,049	14,164	8,633	5,645

	4,616	14,766	9,143	8,631

(c) Collaborative agreements

During the periods under review, the Group earned income under a number of collaborative agreements as set out in the following table. The amounts received are non-refundable.

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
GeneSoft Inc	—	—	420	2,820
Serono Inc	1,300	1,378	568	—
Roche	2,825	530	—	1,230
Elan	—	12,059	6,058	1,872
Astra Zeneca	—	—	—	117

	4,125	13,967	7,046	6,039

(d) Operating costs and expenses

Operating loss for continuing operations is stated after charging:

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Wages and salaries	(16,869)	(12,876)	(12,059)	(8,299)
Social Security costs	(1,573)	(1,337)	(1,271)	(846)
Other pension costs	(953)	(896)	(806)	(716)

Staff costs	(19,395)	(15,109)	(14,136)	(9,861)

Average number of employees	315	376	217	211

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Depreciation of property, plant and equipment (including assets under finance leases)	(3,653)	(2,268)	(2,197)	(1,575)
(Loss) profit on disposal of fixed assets (excluding exceptional profit)	(249)	183	(38)	(171)
Amortization of intangible assets	(2,073)	(2,242)	(3,373)	(3,985)
Impairment of intangible assets	—	(301)	—	—
Operating lease rentals:
Property	(1,616)	(1,651)	(1,133)	(1,495)
Plant, machinery and vehicles	(301)	(130)	(72)	(48)
Auditors’ remuneration
Audit fees	(102)	(104)	(134)	(193)
Other services	(621)	(340)	(431)	(314)

	(723)	(444)	(565)	(507)

One-off charges
Restructuring costs	(974)	—	(1,627)	(2,269)
Asset write offs	(127)	(582)	(16)	—
Terminated deal costs	—	—	(1,454)	—

	(1,101)	(582)	(3,097)	(2,269)

One-off charges: Restructuring costs in fiscal 2001 were incurred in relation to the reorganization announced in June 2000 and related principally to redundancy costs. Restructuring costs in fiscal 2003 were incurred in relation to the merger with RiboTargets announced in April 2003 and related principally to redundancy costs. Restructuring costs in the transition period relate to the merger with Vernalis Group plc and consists primarily of redundancy costs.

Terminated deal costs in fiscal 2003 were incurred in relation to the terminated merger discussion with MorphoSys A.G. and relate principally to legal and professional fees.

Auditors’ remuneration: Other services relates to fees of £165,000 (April 2003: £173,000) for proposed and completed acquisitions and other fees of £149,000 (April 2003: £258,000) that have been paid for taxation advice on collaborative agreements and services on SEC filings. In addition, fees of £225,000 (April 2003: £340,000) were paid in respect of the fund raising by Vernalis Group plc in May 2003; and in respect of the acquisition of RiboTargets by British Biotech plc in April 2003. There were no fees paid in respect of management consultancy services.

Administrative expenses

	Total Group	Acquisition	Merged Business
	Eight months ended	Eight months ended	Eight months ended	Year ended
	December 31, 2003	December 31, 2003	December 31, 2003	April 30, 2003
	£000	£000	£000	£000
Other	5,601	1,297	4,304	9,344
Terminated deal costs	—	—	—	1,454
Restructuring costs	2,269	—	2,269	1,627
Amortization of goodwill	3,031	1,838	1,193	1,851

Total administrative expenses	10,901	3,135	7,766	14,276

Acquisition of RiboTargets Holdings plc: as permitted by FRS 3 (Reporting Financial Performance), the acquisition of RiboTargets Holdings plc, which took place seven days before the end of the previous financial period end on 23 April 2003, has been presented separately as if it was an acquisition in the current period.

(e) Gain/Loss on disposal of fixed assets

The loss on sale of property for the transition period of £2,988,000 is due to the planned divestment of the Oxford Facility.

The profit on disposal of fixed assets of £2,505,000 in the year ended April 30, 2002, arises from the agreement signed with OSI Pharmaceuticals, Inc. in August 2001 whereby the Group sold certain of its pre-clinical facilities and 59 British Biotech employees transferred to OSI along with the leases of two properties and certain fixed assets.

(f) Operating result by activity

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Continuing operations
Pharmaceutical research and developments	(48,436)	(34,954)	(36,249)	(29,388)

(g) Total net assets by activity

	April 30, 2002	April 30, 2003	December 31, 2003
	£000	£000	£000
Continuing operations
Pharmaceutical research and development	63,302	53,576	33,789

All significant losses on ordinary activities before taxation and net assets arise in the UK and relate to pharmaceutical research and development.

(h) Analysis of capital expenditure by activity

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Continuing operations
Pharmaceutical research and developments	(1,772)	(2,644)	(4,299)	(680)

(i) Analysis of depreciation by activity

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Continuing operations
Pharmaceutical research and developments	(3,653)	(2,268)	(2,197)	(1,575)

5.  Merger with Vernalis Group plc

On September 1, 2003 (the merger date) the Company and Vernalis Group plc merged. The terms agreed for the proposed merger, reflecting the relative stock market valuation of the two companies in the months preceding the announcement of the merger, were that the Company would issue 0.861 of its own 5p ‘New’ Ordinary shares in consideration for each 10p Ordinary share in Vernalis Group plc. Between the merger date and November 4, 2003, the Company issued 75,375,103 5p ‘New’ Ordinary shares at par in exchange for 87,543,674 10p Ordinary shares in Vernalis Group. On October 1, 2003, the Company changed its name to Vernalis plc.

Accounting for the merger
Reflecting the intentions, and the respective sizes of the merging parties, the combination of the company and Vernalis Group plc has been treated as a merger at September 1, 2003, and accordingly these financial statements have been prepared using merger accounting principles as set out in the Companies Act 1985 and FRS 6.

Under merger accounting, the shares issued by the Company in consideration for the shares in Vernalis Group plc are recorded at nominal value and no share premium arises. Similarly, the shares acquired are recorded in the Company balance sheet as a fixed asset investment at the nominal value of the shares issued in consideration. In the consolidated accounts of the Group, the results, assets and liabilities and cash flows of Vernalis Group plc and the Company are combined at the amounts at which they were previously recorded, subject to adjustments to achieve consistency of accounting policies. The consolidated profit and loss account, balance sheet and cash flow comparatives are also stated on a combined basis.

The consolidated profit and loss accounts used below shows the impact of the merger for the period from May 1, 2003 to August 31, 2003, the nearest practical date to the effective date of the merger. The consolidated balances sheets are stated as at August 31, 2003.

The following information is set out below:

(a) The nature and the amount of the accounting adjustments made to align the two companies’ accounting policies; (b) the principal components of the profit and loss account for the current period and prior year; and (c) the aggregated net assets at 31 August 2003, the nearest practical date to the merger.

a) Alignment of accounting policies

No adjustments have been required to the Vernalis plc financial information to reflect different accounting policies.

b) Analysis of consolidated profit and loss account.

(i) Eight months ended December 31 2003

	British Biotech plc	Vernalis Group plc	Vernalis plc	Vernalis plc
	Four months ended	Four months ended	Four months ended	Eight months ended
	August 31, 2003	August 31, 2003	December 31, 2003	December 31, 2003
	£000	£000	£000	£000
Turnover	243	3,444	4,944	8,631

Operating loss	(11,319)	(4,862)	(13,207)	(29,388)
Provision for loss on disposal of fixed assets	(2,538)	—	(450)	(2,988)
Merger transaction expenses	(5,396)	—	—	(5,396)

Loss on ordinary activities before interest and taxation	(19,253)	(4,862)	(13,657)	(37,772)
Net interest receivable and similar income/charges	379	(168)	697	908

Loss on ordinary activities before taxation	(18,874)	(5,030)	(12,960)	(36,864)
Tax on loss on ordinary activities	1,060	396	1,189	2,645

Loss on ordinary activities after taxation	(17,814)	(4,634)	(11,771)	(34,219)

Merger transaction expenses relate only to the costs of the merger between British Biotech plc and Vernalis Group plc.

(ii) Year ended April 30, 2003

	British Biotech plc	Vernalis Group plc	Total
	Year ended	Year ended	Year ended
	April 30, 2003	April 30, 2003	April 30, 2003
	£000	£000	£000
Turnover	1,078	8,065	9,143

Operating loss	(19,862)	(16,387)	(36,249)

Loss on ordinary activities before interest and taxation	(19,862)	(16,387)	(36,249)
Net interest receivable and similar income/charges	636	1,368	2,004

Loss on ordinary activities before taxation	(19,226)	(15,019)	(34,245)
Tax on loss on ordinary activities	1,738	1,921	3,659

Loss on ordinary activities after taxation	(17,488)	(13,098)	(30,586)

c) Aggregated net assets of Vernalis Group plc and British Biotech plc at the time of the merger.

August 31, 2003
£000
Book value of net assets of British Biotech Plc at 31 August 2003	40,302
Book value of net assets of Vernalis Group Plc at 31 August 2003	5,282

Total net assets at 31 August 2003	45,584

No adjustments arose out of the alignment of accounting policies at the time of the merger.

6.   Interest

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Interest income
Bank interest	4,756	3,651	2,129	1,136
Exchange gains on other creditors	—	—	1,413	1,178

	4,756	3,651	3,542	2,314
Interest expense
Secured loans	(453)	(639)	(656)	(435)
Finance leases	(103)	(132)	(81)	(109)
Bank overdraft	(1)	(97)	(2)	—

	(557)	(868)	(739)	(544)

	4,199	2,783	2,803	1,770

7.  Taxation

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Overseas taxation	130	4	—	—
Research and development tax credits	1,719	2,895	3,659	2,645

	1,849	2,899	3,659	2,645

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Factors affecting the tax charge for the period:
Loss before tax at 30%	(16,000)	(8,997)	(10,274)	(11,058)
Expenses not deductible for tax purposes	1,264	507	1,328	752
Goodwill on consolidation	537	537	555	909
Deferred tax asset not recognized	10,580	2,887	4,133	6,120
Research and development tax credit received at 24% of losses compared with 30% tax rate	1,900	2,171	1,039	632
Overseas taxation refunded	(130)	(4)	—	—
Under provision in respect of prior year tax credit	—	—	(440)	—

	(1,849)	(2,899)	(3,659)	(2,645)

No liability for UK corporation tax has arisen in any of the periods to December 31, 2003. The Group had losses, as computed for taxation purposes, of approximately £413 million at December 31, 2003, (£412 million at April 30, 2003) (2002: £393 million) available to be carried forward to future periods.

Tax losses can be carried forward with no expiry date against the profits of the same trade. In the event that there is a change of ownership of the Group (where one party or a group of connected parties gain control) then under current UK tax law, if there is also a major change in the nature or conduct of the trade within a period of three years either side of the change of ownership, any tax losses at the time of change of ownership may not be available for relief against future trading profits. Available tax losses have been recognized as assets under US GAAP to the extent of any deferred tax liabilities, and, a valuation allowance has been recognized against the remaining deferred tax asset.

In accordance with the provisions of the Finance Act 2000 in respect of Research and Development Allowances, the Group is entitled to claim tax credits for certain research and development expenditure. The amount included in the financial statements in respect of the period ended December 31, 2003 of £2,645,000 (year ended April 30, 2003: £3,659,000) represents the tax credit receivable by the Group.

There was no potential liability to deferred tax at December 31, 2003 or April 31, 2003. The analysis, computed at the tax rate of 30 per cent, was as follows:

Tax effect of timing differences

	Year ended April 30,		Eight months ended December 31,
	2002	2003	2003
	£000	£000	£000
Losses	(117,900)	(123,461)	(123,773)
(Excess)/deficit of taxation allowances over depreciation	117	(32)	(2,074)

Tax losses	(117,783)	(123,493)	(125,847)

8.  Dividends

No dividends have been paid since inception.

9.  Intangible Assets

	April 30, 2002	April 30, 2003	December 31, 2003
	£000	£000	£000
Cost
At May 1	10,190	28,738	37,007
Additions	18,548	8,269	—
Disposals	—	—	(2,607)

At April 30 /December 31	28,738	37,007	34,400

Amortization
At May 1	2,404	4,947	8,320
Charge for the year	2,242	3,373	3,985
Impairment	301	—	—
Disposals	—	—	(830)

At April 30 / December 31	4,947	8,320	11,475

Net book value	23,791	28,687	22,925

Intangible assets comprise Goodwill, License Fees and Patents and other Intangibles

Goodwill of £17.2 million arises on the acquisitions of RiboTargets and Cerebrus and is being amortized over three years and five years respectively, which is based on the directors’ estimate of its useful economic life.

License fees and patents of £2.6 million represent payments made to third parties to acquire licenses to develop their intellectual property. The accounting policy for such assets is set out in Note 4. Disposals in the period relate to the termination of collaboration agreements with Immunogen and Methylgene following the portfolio review, for nil consideration received.

Other intangibles of £17.2 million represent the capitalization of payments conditionally due to GlaxoSmithKline (GSK) to buy out royalties due to GSK on sales of frovatriptan. These are being amortized on a straight-line basis from the date of launch of frovatriptan in June 2002 to the end of the patent life in 2014, which is considered by the Directors to be the useful life of the asset.

10.  Property, plant and equipment

	April 30, 2002	April 30, 2003	December 31, 2003
	£000	£000	£000
Cost
Freehold land and buildings	9,249	9,165	—
Leasehold land and buildings	987	3,272	3,804
Assets held for resale	—	—	10,937
Plant and machinery	12,112	12,483	8,105
Fixtures and fittings	1,163	1,629	820

	23,511	26,549	23,666

Accumulated Depreciation
Freehold land and buildings	2,259	2,612	—
Lease land and buildings	569	1,824	2,034
Assets held for resale	—	—	6,870
Plant and machinery	9,556	9,270	6,561
Fixtures and fittings	882	1,279	693

	13,266	14,985	16,158

Net book value	10,245	11,564	7,508

The net book value of plant and machinery includes an amount of £674,000 (April 30, 2003: £1,066,000) in respect of assets held under finance leases.

The depreciation charge for the year period in respect of these assets was £392,000 (April 30, 2003: £13,000).

Capital commitments at December 31/April 30 were as follows:

	April 30, 2002	April 30, 2003	December 31, 2003
	£000	£000	£000
Contracted for but not provided	411	102	—

11.  Investments

	Quoted Companies	Unquoted Companies	Total
	£000	£000	£000
Cost
At May 1, 2003	1,623	1,406	3,029
Disposal	(974)	(1,406)	(2,380)

At December 31, 2003	649	—	649

Provisions
At May 1, 2003	1,444	478	1,922
Write down during the period	26	—	26
Disposals	(904)	(478)	(1,382)

At December 31, 2003	566	—	566

Net book value at December 31, 2003	83	—	83

Amounts written off investments were as follows:

	Year to	Eight months to
	April 30, 2003	December 31, 2003
	£000	£000
Loss on disposal	—	929
Profit on disposal	—	(93)
Charge for the period	799	26

	799	862

During the year, provision has been made for the permanent diminution in value of listed and unlisted investments by reference to the Group’s accounting policy.

On February 2, 2004, the shareholders of Genesoft Pharmaceuticals Inc approved its merger with Oscient Pharmaceuticals Corp (formerly Genome Therapeutics Corp., a NASDAQ quoted company). As a result of the merger, the Group’s holding in Genesoft has been exchanged for 424,118 shares in Oscient. Of these, 93,141 will remain in escrow and will not be made available to the Company for up to 18 months. These shares are held at nil book value at December 31, 2003.

12.  Accounts receivable

	April 30, 2002	April 30, 2003	December 31, 2003
	£000	£000	£000
Trade debtors	—	843	1,133
Interest receivable	765	414	136
Research and development tax credits	3,668	5,942	5,804
Other receivables	630	2,571	2,079
Prepayments and accrued income	694	2,214	1,839

	5,757	11,984	10,991

No reserves for doubtful debts are considered necessary.

13.  Creditors: amounts falling due within one year

	April 30, 2002	April 30, 2003	December 31, 2003
	£000	£000	£000
Secured loan (see Note 14)	270	270	270
Interest payable	—	211	—
Bank overdraft	16	—	—
Current portion of obligations under finance leases	560	1,027	738
Trade creditors	6,641	4,692	2,538
Taxation and social security	510	628	458
Accruals	4,073	6,688	5,352
Other creditors	3,468	3,179	5,774
Deferred income	3,419	4,292	4,643

	18,957	20,987	19,773

At December 31, 2001, the Group had a loan of £6.9 million ($10 million) from Elan Corporation. The obligation to pay this loan and accrued interest was waived during April 2002 in conjunction with a reduction in the rate of royalties due and a commitment by the Group to undertake certain Phase IIIb trials.

Deferred income of £5,942,000 (April 2003: £7,932,000) included above and in creditors falling due after more than one year relates to the deferral of revenues arising from the loan waiver noted above and a milestone payment from Elan. These revenues are being deferred and recognized by reference to expenditure being incurred to complete certain Phase IIIb trials on frovatriptan which the Group has agreed with Elan to undertake. In May 2004, The Group announced that it had re-acquired the rights to Frovatriptan. (See Note 26).

14.  Long term debt

	April 30, 2002	April 30, 2003	December 31, 2003
	£000	£000	£000
Secured loan	1,620	1,350	1,215
6.5% convertible loan	—	7,000	—
Obligations under finance leases	186	549	18
Accruals, Other Creditors and Deferred Income	20,421	15,874	6,886

	22,227	24,773	8,119

Loans and obligations under finance leases are repayable as follows:
Over one and under two years	456	819	288
Over two and under three years	270	270	270
Over three and under four years	270	270	270
Over four and under five years	270	270	270
Repayable beyond five years, by installments	540	270	135

	1,806	1,899	1,233

The loan at April 30, 2003 of £7 million related to a convertible loan facility with Roche that was entered into coincident with a strategic agreement to research and develop new drugs for the treatment of depression in May 2002. Interest was paid bi-annually at 6.5 per cent and the loan was originally fully repayable on May 13, 2007, or convertible at any time at the option of the holder. Following the merger of Vernalis Group plc with the Company, the loan, plus accrued interest, was repaid in full in November 2003.

The secured loan is for a term of 20 years from April 14, 1989 and is secured by a fixed charge over three of the Group’s freehold properties. The terms of the loan provided for a moratorium on capital repayments for five years from April 14, 1989, after which the loan is repayable quarterly in arrears by equal instalments. Interest is fixed at 12.13 per cent per annum throughout the term.

Other creditors primarily relates to payments conditionally due to GlaxoSmithKline (GSK) under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan. The Group is committed to making four annual payments of $5 million dollars, the first having been made in September 2002, and the following three due on each anniversary of the first payment. A fifth payment is due in 2006 if cumulative worldwide sales of frovatriptan exceed $300 million on that date, or 90 days thereafter. After discussion with GSK, the payment due in September 2003 has been deferred, with $2.5 million paid in March 2004 and $2.5 million payable in September 2004. As a result, creditors due within one year includes $10 million in respect of GSK. The full liability for $20 million (£11,172,000) has been recognized as the Directors believe it is probable that cumulative global sales will exceed $300 million. During the period ended December 31, 2003, exchange gains of £1,178,000 (year ended April 30, 2003: gain of £1,413,000) were recognized in the profit and loss account in relation to this liability.

15.  Provisions for liabilities and charges

	Restructuring	Vacant lease	Dilapidation
	provision	provision	provision	Total
	£000	£000	£000	£000
At May 1, 2003	915	412	1,190	2,517
Utilized during the period	(2,467)	(122)	(250)	(2,839)
Change for the period	2,269	1,642	500	4,411

At December 31, 2003	717	1,932	1,440	4,089

The restructuring provision at May 1, 2003 represented costs incurred in relation to the acquisition of RiboTargets on April 23, 2003, and is related to redundancy costs. The provision at December 31, 2003 relates to redundancy costs incurred as part of the Group’s ongoing restructuring following the acquisition of RiboTargets and the merger of the Company and Vernalis Group plc on September 1, 2003, and is expected to be utilized in 2004.

Where leasehold properties become vacant the Group provides for all costs, net of anticipated income, to the end of the lease or the anticipated date of the disposal or sublease. This provision is expected to be utilized over the life of the related leases to 2014.

The dilapidation provision relates principally to costs associated with the Group’s obligation to reinstate leased buildings to their original state. The provision is expected to be utilized on vacation of the properties by 2014. The charge in the year has been capitalized to Fixed Assets and is being depreciated over the life of the lease.

16.  Share capital

	April 30, 2002		April 30, 2003		December 31, 2003
	Number	£000	Number	£000	Number	£000
Authorized
‘New’ Ordinary Shares of 5 pence each	—	—	285,858,083	14,293	285,858,083	14,293
‘Old’ Ordinary shares of 5 pence each	920,000,000	46,000	—	—	—	—
Deferred shares of 95p each	—	—	33,375,891	31,707	33,375,891	31,707
Allotted, called up and fully paid
‘New’ Ordinary shares of 5 pence each	36,919,685-	1,846	103,772,425	5,188	142,126,883	7,106
Deferred shares of 95p each	—	—	33,375,891	31,707	33,375,891	31,707
‘Old’ Ordinary shares of 5 pence each	667,493,141	33,375	—	—	—	—

		35,221		36,895		38,813

	Group		Group
	Authorized	Allotted, called up	Authorized	Allotted, called up
		and fully paid		and fully paid
	Number of shares	Number of shares	£000	£000
At 1 May 2003
Equity capital:
British Biotech plc Ordinary shares of 5p each	285,858,083	66,751,780	14,293	3,338
Vernalis Group plc equivalent(1)		37,020,645		1,850

	285,858,083	103,772,425	14,293	5,188
Non equity capital
Deferred shares of 95p each	33,375,891	33,375,891	31,707	31,707

Total share capital at 1 May 2003	319,233,974	137,148,316	46,000	36,895

Allotments
Equity capital
Vernalis Group plc equivalent (i)		38,354,458		1,918

Total allotments for the period ended December 31 2003		38,354,458		1,918
At December 31 2003
Equity capital:
Ordinary shares of 5p each	285,858,083	142,126,883	14,293	7,106
Non-equity capital
Deferred shares of 95p each	33,375,891	33,375,891	31,707	31,707

Total share capital at December 31 2003	319,233,974	175,502,774	46,000	38,813

(i)	The Vernalis Group plc equivalent number of shares represents 0.861 times the number of Vernalis Group plc shares that were in issue at the start of the period and that were allotted during the period prior to the merger with British Biotech plc.

Rights and restrictions attaching to the Ordinary shares.

The rights and restrictions attaching to the Ordinary shares are set out in the Articles of Association.

Rights and restrictions attaching to the Deferred Shares.

Income
The Deferred shares carry no rights to participate in the profits of the Company.

Capital
On a return of capital in a winding up or dissolution (but not otherwise) the holders of the Deferred shares shall be entitled to participate in the distribution of the assets of the Company pari passu with the holders of the Ordinary shares but only in respect of any excess of those assets above £1,000,000,000,000. The holders of the Deferred shares shall not be entitled to any further right of participation in the assets of the Company.

Attendance and voting at general meetings
The holders of the Deferred shares are not entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting.

Form
The Deferred shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable, save as referred to below or with the written consent of the directors.

Class rights
The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Deferred shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred shares) shall be treated as being in accordance with the rights attaching to the Deferred shares and shall not involve a variation of such rights for any purpose. A reduction by the Company of the capital paid up on the Deferred shares shall be in accordance with the rights attaching to the Deferred shares and shall not involve a variation of such rights for any purpose and the Company shall be authorized at any time to reduce its capital (subject to and in accordance with the Companies Act) and without obtaining the consent of the holders of the Deferred shares.

17.  Share option schemes

The company currently operates two share option schemes, the Share Option Plan (which comprises an Inland Revenue approved company share option plan and an option plan that has not been approved by the Inland Revenue) and the SAYE Plan, under which grants of options may be made. In addition option incentive arrangements under the British Biotech Group 1992 Share Option Scheme (“the 1992 Scheme”), the British Biotech Executive Share Option Scheme (the “Executive Scheme”); the British Biotech Deferred Share Bonus Scheme (the Bonus Scheme”) remain in place but will not be operated again.

The options over the unissued Ordinary Shares of five pence that have been granted to Directors and employees in the period from April 30, 2000 to December 31, 2003 are set out below. All of the quotations and prices have been adjusted to reflect the effects of the capital reorganization in April 2003.

	Number of	Exercise	Weighted average
	Share options	Price	Exercise price
		£	£
Balance at April 30, 2000	1,655,991	1-47	11.60
Exercisable at April 30, 2000	279,915	1-47	9.40
Exercised	17,543	1	1.00
Surrendered	279,784	1-47	12.00
Granted	765,585	1	1.00

Balance at April 30, 2001	2,124,249	1-47	7.60
Exercisable at April 30, 2001	374,787	1-47	13.40
Exercised	49,093	1	1.00
Surrendered	975,464	1-42	7.60
Granted	612,500	1	1.00

Balance at April 30, 2002	1,712,191	1-47	5.80
Exercisable at April 30, 2002	432,713	1-47	11.20
Exercised	1,233	1	1.00
Surrendered	400,138	1-42	10.147
Granted	5,422,911	0.59-1	0.80

Balance at April 30, 2003	6,733,731	0.59-47	1.31
Exercisable at April 30, 2003	405,354	1-47	10.67
Exercised	0	—	—
Surrendered	(1,554,238)	0.835-33.40	2.19
Granted	4,846,036	0.835	0.835

Balance at December 31, 2003	10,025,529	0.59-47	1.07

Exercisable at December 31, 2003	321,823	1-47	8.27

The following table summarizes information about the range of exercise prices for share options outstanding at December 31, 2003.

		Weighted average
		remaining	Weighted		Weighted average
Exercise	Number	contractual life	average exercise	Exercisable	exercise price of
prices	outstanding	(years)	price (£)	options	exercisable options (£)
£0.585-£0.835	6,558,876	9.41	0.73	Nil	Nil
£1-4.40	3,283,035	8.45	1.11	138,309	2.35
£5.60-£7.20	49,983	1.85	6.68	49,983	6.68
£8	76,250	4.752	8.00	76,250	8.00
£16.40-£20.40	46,327	3.66	19.86	46,327	19.86
£22.00-£47.00	11,058	3.13	43.19	10,954	43.247

The weighted-average grant-date fair values of options granted in the period were:

Weighted average
	Number of	grant-date
	share options	fair values (£)
Exercise price less than market value on day of grant	Nil	Nil
Exercise price equal to market value on day of grant	4,846,036	0.594
Exercise price greater than market value on day of grant	Nil	Nil

18.  Pension schemes

At December 31, 2003 the Group’s pension schemes were defined contribution schemes under which the Group had no obligations beyond the payment of the premiums. The pension costs for the schemes have been as follows:

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Pension costs	790	896	806	716

19.  Commitments and contingencies

(a)  Operating lease commitments

At December 31, 2003, the Group had the following commitments under operating leases, principally relating to leased properties:

Years ended December 31,	£000
2004	2,294
2005	2,283
2006	2,251
2007	2,251
2008	2,251
Later years	19,782

The future aggregated minimum lease commitment is £31,112,000

(b)  Financial commitments and contingencies

The Group has commitments under license agreements of up to £12.45 million (April 30, 2003: £12.45 million) and US $nil (April 30, 2003: $13.25 million) which are contingent upon successful product development, registration and approval.

Commercial Collaborations

The following section describes the Group’s existing commercial collaborators and the commercial agreements with respect to the Group’s principal research and development programs and marketed products.

SmithKline Beecham (frovatriptan)
Frovatriptan is the Company’s most advanced program and the Company’s only currently marketed product. Vernalis originally licensed frovatriptan from SmithKline Beecham in 1994. In 1998, SmithKline Beecham waived its option to commercialize the compound and worldwide marketing rights passed to Vernalis in return for a residual royalty payable to SmithKline Beecham on future worldwide sales of frovatriptan. During 2000, in connection with SmithKline Beecham’s merger with Glaxo Wellcome plc, Vernalis made two important amendments to the 1994 agreement:

•	in July 2000, SmithKline Beecham assigned to Vernalis all of SmithklineBeecham’s patents covering frovatriptan (with no substantive changes in the royalty arrangements); and

•	in December 2000, SmithKline Beecham waived all of its rights to royalties on sales of frovatriptan in return for a series of five $5 million cash payments by Vernalis. The first instalment of $5 million was paid on September 16, 2002. The second instalment due in September 2003 was deferred with $2.5 million paid in March 2004 and $2.5 million payable in September 2004. Subsequent instalments are due on each anniversary of the initial payment. The final payment is subject to cumulative worldwide sales of frovatriptan from launch exceeding $300 million.

Elan (frovatriptan)
In May 2004 this agreement was terminated, but was in operation throughout the period. Vernalis signed a license agreement with Elan in 1998 granting Elan exclusive marketing rights for frovatriptan in the United States, Canada and Mexico. On signing, Elan paid Vernalis a fee of $7.5 million and made a $10 million investment in Vernalis Group ordinary shares at a negotiated price of £6.25 per share. Elan subsequently paid Vernalis a further $7.5 million in 1999 when the FDA formally accepted Vernalis’s frovatriptan New Drug Application (NDA) for review, and a further $15 million in the fourth quarter of 2001 following FDA marketing approval. Under the terms of the 1998 license agreement, Vernalis could have potentially received three additional milestone payments exceeding $30 million in total on achievement by Elan of agreed sales targets for frovatriptan. In addition, Elan would pay Vernalis a royalty based on its net sales of frovatriptan. In December 2000, Vernalis entered into a new financing agreement with Elan under which Elan made a $10 million loan to Vernalis and a further equity investment of £4.96 million. Following that investment, Elan held 2,943,396 Ordinary Shares, representing approximately 6.7 per cent of Vernalis Group’s issued share capital, which was subsequently sold in July 2002. Elan no longer has any shareholding in Vernalis.

In the first quarter of 2002 Elan appointed UCB as its co-promotion partner for frovatriptan in the US market. The co-promotion agreement was between Elan and UCB and Vernalis had/has no contractual relationship directly with UCB. In conjunction with the appointment of UCB, Vernalis agreed to revised commercial arrangements with Elan. Under the new terms, Elan forgave the full amount of its loan to Vernalis, including accrued interest, and accelerated a $5.4 million sales milestone payment due under the restated 1998 license agreement to 30 days following the US launch. In return, Vernalis would have received royalties at a reduced rate on US sales up to a pre-determined level during the launch phase and early years of marketing of frovatriptan. At the end of an initial three-year period following the US launch of frovatriptan, Elan would have had an option to extend the reduced royalty period by up to four years by making an additional lump sum payment to Vernalis. This payment replaced the second sales milestone payment due under the 1998 license agreement.

Thereafter, or if Elan had elected not to the make the lump sum payment, the royalty rate due to Vernalis would have reverted to the previous levels. The third sales milestone payment was not affected by the new agreement. This was a payment of $15 million from Elan to Vernalis which was triggered when the net sales of frovatriptan by Elan and UCB in North America exceeded $100 million in any 12-month period. Elan made its first royalty payment to Vernalis in August 2002 and payments have subsequently been received on a quarterly basis (prior to the agreement for the reacquisition of North American rights). For additional information on frovatriptan, see Item 4B, Business Overview.

In the period from launch to the end of 2002, Elan reported Frova sales of $11.2 million, including initial stock to trade ahead of the June launch. In the first quarter of 2003, Elan reported Frova sales of a further $8.7 million and in the second quarter of 2003 Elan reported Frova sales of $5.9 million. Vernalis received its first royalty payment from Elan in August 2002 and (prior to the reacquisition of North American rights from Elan) royalty payments were received on a quarterly basis. By December 2003, 18 months following launch, Frova had achieved a share of approximately three per cent of the US market for the triptan class of drugs, according to prescription data generated by the market research organization IMS Health. In the first quarter of 2004, Elan reported sales of $6.7 million.

In addition, Vernalis was committed to funding and conducting a number of additional clinical studies with frovatriptan, known as Phase IIIb support studies, up to a predetermined total cost. These included the ongoing studies in the prophylaxis of menstrually associated migraine and a new study in the treatment of adolescent migraine, which Vernalis commenced in April 2003. A total commitment of approximately $8 million was outstanding as at December 31, 2003.

In March 2004 Vernalis announced that it has entered into an agreement to reacquire in their entirety the North American rights for frovatriptan from Elan for a total of $50 million payable over 21 months. The transaction was completed in May 2004. Vernalis intends to seek a major pharmaceutical partner to realize frovatriptan’s significant commercial potential, including the new proposed menstrually-associated migraine indication. Vernalis also intends to raise additional funds by way of an equity fundraising to assist with the reacquisition of frovatriptan.

Under the terms of the agreement, Vernalis made an initial payment of $5 million to Elan on completion. This will be followed by payments of $20 million on December 31, 2004 and $25 million on December 31, 2005. Vernalis will also purchase certain inventory from Elan at an expected approximate cost of $5.4 million payable no later than December 31 2004. The license previously granted by Vernalis to Menarini International in respect of Europe and Central America remains in place (see below).

More detail on the current contractual arrangements with Elan is given at Item 10C.

Menarini (frovatriptan)
Vernalis has also signed a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis will supply Menarini with the finished packed product ready for sale. Vernalis receives revenue on supply of product and also from royalties.

Potential Additional Marketing Partners (frovatriptan)
Vernalis is exploring opportunities to generate further revenues by selecting marketing partners for frovatriptan in other geographic areas not covered by its existing marketing agreements.

Diosynth and Evotec OAI (frovatriptan)
Vernalis also has agreements in place with Diosynth Limited and Evotec OAI, with respect to the manufacture and supply of the bulk active pharmaceutical ingredient in frovatriptan. This bulk active is used by Galen Limited to produce finished product that is supplied by Vernalis to Menarini.

Galen Limited (frovatriptan)
Vernalis has an agreement with Galen Limited for tableting and packaging of frovatriptan which is supplied as finished product to Menarini. Following the reacquisition of the North American rights to frovatriptan from Elan, Vernalis has also taken assignment of an agreement under which Galen supplies tableting and packaging services with regard to North America. Vernalis is in discussion with Galen about a proposed assignment of the two Galen agreements from Galen to Pharmaceutical Development & Manufacturing Services Limited.

DSM Biologics Company Inc. (V10153)
Vernalis has had a series of agreements with DSM Biologics, the most recent being January 1, 2003, all of which concern the supply of V10153 for clinical trials.

Monash University (V140)
V140 (alphadolene acetate) In October 2002, Vernalis was granted an exclusive license to develop and commercialize the compound alphadolone (V140) for all human and animal prophylactic and therapeutic analgesic indications from Monash University and Professor Colin Goodchild (Victoria, Australia). In return for an exclusive license, Vernalis will pay Monash and Professor Goodchild success milestones and royalties upon the sale of product. Currently, V140 is in Phase I studies.

Roche (5-HT2C receptor)
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

In February 2002, Vernalis and Roche entered into a further two-year research collaboration to support the objective of bringing further product candidates into Phase I clinical trials. This agreement was extended for a further six months in February 2004. Under the terms of this new agreement, Vernalis receives additional research funding for the period of the new research collaboration. In May 2002, Roche commenced Phase I clinical trials with VR-1065. Although there were no side effects, the pharmacokinetic data on VR-1065 did not meet the criteria for progression to Phase II. Together with Roche, Vernalis is now focusing on follow-on compounds from different chemical series that have already been identified in the substantial 5-HT2C library generated by the collaboration so far.

Roche has exclusive worldwide rights to develop, manufacture and market all the product candidates coming out of the program for the treatment of obesity and related eating disorders, and will also fund and conduct all aspects of the development program for each compound it elects to take into development for this indication.

Novartis Institutes for Biomedical Research, Inc.
In December 2003 Vernalis formed a research collaboration with the Novartis Institutes for BioMedical Research, Inc., (NIBRI) in Cambridge, MA, USA, to investigate inhibitors of a target implicated in the progression of a range of cancers. Under the agreement Vernalis is providing elements of its ongoing oncology research to NIBRI for an initial six-month evaluation period after which NIBRI will have the right to enter a longer-term research and development collaboration. During this evaluation period NIBRI is conducting its own research and funding research at Vernalis’ laboratories in Cambridge, UK.

Serono S.A. (MEIs: inflammation)
In October 2000, Vernalis and Serono S.A. (Serono) (SWX: SEO; NYSE: SRA) signed a two-year agreement to jointly research, develop and commercialize metalloenzyme inhibitors for the treatment of various inflammatory diseases. Under the terms of the agreement, Vernalis received from Serono an up-front payment of $5 million.

The agreement with Serono covered BB-2827, BB-76163 and research activities. The clinical development, manufacture and commercialization of BB-2827, a collagenase inhibitor with potential application in rheumatoid arthritis, and the pre-clinical research of BB-76163, an aminopeptidase inhibitor, with potential application in multiple sclerosis, were terminated in 2001.

In October 2002, the term of the research agreement was extended to October 2003. The research agreement has now concluded. Serono is now in the process of selecting candidates for further development. Serono will undertake the further development of these compounds, with the Company receiving milestone and royalty payments.

GeneSoft Pharmaceuticals Inc. (MEIs: antibiotics)
In August 2002, Vernalis signed agreements with GeneSoft Pharmaceuticals Inc. (now part of the Oscient Pharmaceuticals Corp group) for a broad-based collaboration to discover and develop novel anti-infective drugs based on Vernalis’s proprietary bacterial metalloenzyme inhibitors. The collaboration combined Vernalis’s novel targets, chemistry and clinical development with GeneSoft’s experience in antibiotic lead optimisation and clinical expertise.

GeneSoft made an initial payment to Vernalis in August 2002 of $4 million. Upon initiation of the initial Phase I study of BB-83698 in October 2002, Vernalis received a further payment from GeneSoft of $1 million and one million shares of convertible-preferred stock (representing approximately 3.45 per cent of GeneSoft’s outstanding equity as of the date of the transaction, on a fully-diluted basis).

In September 2003 the parties terminated the August 2002 agreements and replaced them with a new Research Agreement relating to four anti-infective projects in respect of Vernalis’ proprietary bacterial metalloenzyme inhibitors, and a new agreement relating to the development and commercialization of BB-83698. Under the revised September 2003 arrangements GeneSoft will conduct all further research and development at no cost to Vernalis and Vernalis may receive milestone and royalty payments (dependent on progression of development and sales respectively).

Chroma Therapeutics Limited
On November 24, 2003, Vernalis entered into an agreement with Chroma Therapeutics Limited (Chroma) under which Vernalis granted Chroma an exclusive license covering BB-76163 for use in cancer. Vernais was paid a small sum on signature and will receive royalties if Chroma progresses development and sells product.

Institute of Cancer Research (Hsp 90 inhibitors)
This program for cancer is being conducted in collaboration with the Institute of Cancer Research, under an exclusive research and development agreement which provides access to relevant cancer models.

ImmunoGen Inc. (BB-10901)
In May 2000, Vernalis and ImmunoGen Inc., (NASDAQ: IMGN) (ImmunoGen), a US biotechnology company, entered into a collaboration to develop and commercialize ImmunoGen’s huN901-DM1, subsequently re-named as BB-10901, targeted at the treatment of small cell lung cancer.

Under the agreement, Vernalis was granted exclusive rights to apply for regulatory approval and commercialize BB-10901 in Europe and Japan. Upon signature of the agreement, Vernalis paid $1.5 million for its rights to BB-10901.

Having previously stated that this agreement was under review, in January 2004 Vernalis announced that it had relinquished all rights to this product and will not undertake any further development beyond the completion of certain ongoing clinical studies.

MethylGene Inc. (MG 98)
In February 2002, Vernalis signed an agreement with MethylGene Inc., a privately-held Canadian biopharmaceuticals company, granting Vernalis the European development and commercialization rights for MG98, MethylGene’s leading experimental anti-cancer drug.

Under the License, Development and Commercialization Agreement, Vernalis made an initial research and development payment to MethylGene of $1.7 million, to be followed by milestone payments of up to $12.8 million based on successful regulatory approval and commercialization for MG98 in Europe. MethylGene would also receive undisclosed royalties on sales. In addition, under a separate Stock Purchase Agreement, Vernalis made an equity investment of $2 million in the private stock of MethylGene.

Having previously stated that this agreement was under review, in January 2004 Vernalis announced that it had relinquished all rights to this product and will not undertake any further development beyond the completion of certain ongoing clinical studies.

Eli Lilly & Company (VML 670)
In 1998 Vernalis signed an agreement with Lilly for Vernalis to develop an early development stage drug discovered by Lilly, VML 670, in one or more indications, including as a treatment for sexual dysfunction experienced by people taking a class of drug for depression called SSRIs.

An initial Phase IIa study with the product in treatment emergent sexual dysfunction met some secondary end-points but failed to meet its primary end-point. The study data have been provided to Lilly. Vernalis will not undertake any further development.

Roche (A2A receptor)
In May 2002, Vernalis entered a collaboration with Roche to discover and develop new drugs for the treatment of depression. Under the terms of this agreement, Roche had an option to license worldwide rights to develop, manufacture and commercialize compounds arising from Vernalis’s adenosine A2A antagonist research program in depression. Roche’s option terminated in June 2003 and Vernalis now has complete control over its A2A antagonist programs, which are targeted at a range of indications including Parkinson’s disease and depression.

AstraZeneca
On October 17, 2003 Vernalis signed an initial research agreement with AstraZeneca related to the use of Vernalis’ structure-based drug discovery (SBDD) technology to investigate a number of proprietary AstraZeneca compounds against certain anti-infective drug targets. The work under this agreement is now completed and Vernalis received $200,000 for the services it provided.

The Vernalis SBDD technology platform exploits the detailed molecular structure of drug targets to drive the discovery and design of novel therapeutic molecules. Novel compounds are discovered through a combination of proprietary molecular docking calculations and fragment based methods. High throughput crystallographic methods reveal the atomic detail of the binding mode of the compounds, guiding rational design of the desired drug-like properties. The effective integration of these structural, computational and medicinal chemistry methods allows rapid progression of lead candidate molecules, improving the quality and speed of the drug discovery process.

Merlion Pharmaceuticals
In May 2003 MerLion Pharmaceuticals Pte Ltd., a Singapore-based drug discovery company, and Vernalis entered into a two-year research agreement to discover and develop new classes of anti-bacterial ribosomal inhibitors from natural sources.

The collaboration will combine Vernalis’ expertise in ribosomal biology and structure-based drug design, including site specific assays, crystallography and NMR technology with MerLion’s extensive collection of natural product samples, its high throughput screening capabilities and natural product and medicinal chemistry expertise.

Identification and characterization of lead candidates from MerLion’s natural product library will be performed using Vernalis’ proprietary ribosomal assays. The two companies will jointly progress selected lead compounds through initial pre-clinical development and will share in the intellectual property generated.

OSI Pharmaceuticals, Inc.
In August 2001, Vernalis transferred part of its pre-clinical research facilities to OSI Pharmaceuticals, Inc. (OSI) (NASDAQ: OSIP) for consideration of £8.7 million in cash. In addition, Vernalis and OSI entered into an agreement whereby OSI acquired rights to screen Vernalis’s metalloenzyme inhibitor (MEI) and other chemical libraries. The agreement with OSI expired in November 2003.

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

On execution of the agreement, Vernalis received payments totalling $8 million. These consisted of a non-refundable milestone payment of $4 million and a $4 million equity investment in Vernalis by Schering-Plough. This equity investment was made on September 10, 1999 and was satisfied by the issue of 4.5 million new shares, representing 0.7 per cent of the Vernalis share capital as enlarged by the issue.

Eight phase III clinical trials of marimastat have reported and, in each, marimastat failed to meet the primary end-point. In addition clinical development of BB-3644 has been stopped after it failed to show advantage over marimastat in a Phase I study. The parties have now ceased all collaborative efforts and the agreement between the parties was terminated in March 2003.

Tanabe Seiyaku
In November 1996, Vernalis signed a development and license agreement with Tanabe Seiyaku (Tanabe) to develop and market marimastat in the territories of Japan, China (including Hong Kong), Taiwan and Indonesia. Under the agreement, Tanabe made an initial payment to Vernalis of $7 million, to be followed by further payments of up to $67 million, subject to the successful development and marketing of marimastat in its territories. In addition, Tanabe assumed the cost and responsibility for the development of marimastat in its territories. Tanabe commenced Phase I clinical trials of marimastat in healthy volunteers in Japan in October 1997 and initiated the first of a planned series of Phase II clinical trials during that year in gastric and lung cancer. The agreement with Tanabe is still in place but Tanabe has taken the results of the Vernalis and Schering-Plough clinical trials into account and has now decided to discontinue development in Japan.

DevCo Pharmaceuticals Limited
In March 2000, Vernalis and DevCo Pharmaceuticals Limited (DevCo) announced that they had signed an agreement to develop the platelet activating factor (PAF) antagonist, lexipafant, for prophylaxis of certain serious neurological and renal complications experienced by patients undergoing cardiac surgery.

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

20.  Reconciliation of operating loss to operating cash flows

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Operating loss	(48,436)	(34,954)	(36,249)	(29,388)
Depreciation	3,653	2,268	2,197	1,575
Amortization of intangible fixed assets	2,073	2,242	3,373	3,985
Amortization of investment in own shares	—	—	55	—
Impairment of intangible fixed assets	227	—	—	—
Credit for deferred shares awarded	—	—	(611)	—
Adjustment for exchange gain	(69)	(22)	(29)	—
Other profit / (loss) on disposal of fixed tangible assets	(247)	171	(38)	171
Loss on disposal of intangible fixed assets	—	—	—	1,777
Tangible fixed assets written off	127	582	16	—
(Increase) / decrease in debtors	(2,109)	(3,960)	(3,143)	578
Decrease in creditors	(969)	748	(3,273)	(4,133)
Increase / (decrease) in provisions	50	(413)	915	1,572
Increase / (decrease) in deferred income	6,086	3,039	396	(4,838)
Decrease / (increase) in stock	—	(3)	(57)	8
Merger transaction expenses paid	—	—	—	(5,396)
Reconstruction costs	(1,030)	—	—	—

Net cash outflow from operating activities	(40,644)	(30,302)	(36,448)	(34,089)

21.  Returns on investments and servicing of finance

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Interest received	5,435	3,484	2,480	1,414
Interest paid, including interest element of finance lease payments	(393)	(458)	(528)	(755)

Net cash inflow from returns on investments and servicing of finance	5,042	3,026	1,952	659

22.  Capital expenditure

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Purchase of tangible fixed assets	(1,798)	(2,623)	(1,310)	(180)
Sale of tangible fixed assets	11,226	7,275	238	2
Purchase of fixed asset investments	(1,623)	(1,406)	—	—
Sale of fixed asset investments	—	—	—	162
Purchase of intangible fixed assets	(1,236)	(2,447)	(3,227)	—

Net cash inflow / (outflow) from capital expenditure	6,569	799	(4,299)	(16)

23.  Financing

	Year ended April 30,			Eight months ended December 31,
	2001	2002	2003	2003
	£000	£000	£000	£000
Issue of Ordinary share capital	3,622	375	139	15,960
Share issue costs	—	—	(216)	(1,527)
Debt due within one year: Repayment of secured loan	(497)	(270)	(270)	(135)
Capital element of finance lease payments	(224)	(392)	(438)	(820)
Receipt / (repayment) of loans	3,630	5,044	7,000	(7,000)

Net cash inflow from financing	6,531	4,757	6,215	6,478

24.  Analysis of changes in net funds

	At April 30,		Exchange	At April 30,
	2001	Cash flow	movement	2002
	£000	£000	£000	£000
Cash	860	(649)	62	273
Short term deposits and investments	82,162	(19,453)	—	62,709
Bank overdraft	—	(16)	—	(16)

	83,022	(20,118)	62	62,966
Secured loan due within one year	(270)	—	—	(270)
Secured loan due after one year	(5,249)	3,629	—	(1,620)
Finance leases	(1,433)	687	—	(746)

	76,070	(15,802)	62	60,330

	At May 1,		Acquisitions	Exchange	At April 30,
	2002	Cash flow	(excluding cash)	movement	2003
	£000	£000	£000	£000	£000
Cash	273	(1)	—	67	339
Short-term deposits and investments	62,709	(27,443)	12,903	(54)	48,115
Bank overdraft	(16)	16	—	—	—

	62,966	(27,428)	12,903	13	48,454
Secured loan due within one year	(270)	—	—	—	(270)
Secured loan due after one year	(1,620)	270	—	—	(1,350)
Convertible 6.5% loan	—	(7,000)	—	—	(7,000)
Finance leases	(746)	439	(1,269)	—	(1,576)

	60,330	(33,719)	11,634	13	38,258

	At 1 May		Exchange	Other	At December 31,
	2003	Cash flow	movement	movements	2003
	£000	£000	£000	£000	£000
Cash	339	1,601	(55)	—	1,885
Short-term deposits and investments	48,115	(25,786)	—	—	22,329

	48,454	(24,185)	(55)	—	24,214
Secured loan due within one year	(270)	135	—	(135)	(270)
Secured loan due after one year	(1,350)	—	—	135	(1,215)
Convertible 6.5% loan	(7,000)	7,000	—	—	—
Finance leases	(1,576)	820	—	—	(756)

	38,258	(16,230)	(55)	—	21,973

25.  Financial instruments related disclosure

The Group does not trade in financial instruments.

All the Group’s debtors and creditors falling due within one year (other than the bank overdraft and secured loan) have been excluded from the disclosures below either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

Interest rate risk profile

The interest rate profile of the Group’s financial assets and liabilities are:

	April 30,
	2002			2003
	Floating	Fixed		Floating	Fixed
	rate	rate	Total	rate	rate	Total
	£000	£000	£000	£000	£000	£000
Financial liabilities
US dollar bank overdraft	16	—	16	—	—	—
Sterling secured loan (i)	—	1,890	1,890	—	1,620	1,620
Convertible loan	—	—	—	—	7,000	7,000
Finance leases (ii)	—	746	746	—	1,576	1,576

	16	2,636	2,652	—	10,196	10,196

Financial assets
Sterling cash at bank and in hand (v)	238	—	238	180	—	180
Euro cash at bank and in hand	2	—	2	11	—	11
US dollar cash at bank and in hand	33	—	33	147	—	147
Sterling short-term investments (iii)(v)	2,137	—	2,137	16,491	—	16,491
Sterling short-term deposits (iv)	—	60,572	60,572	4,483	27,141	31,624
US dollar investment	98	—	98	70	—	70
Australian Dollar investment	402	—	402	109	—	109
Canadian dollar investment	1,406	—	1,406	928	—	928
Sterling investment	55	—	55	—	—	—

	4,371	60,572	64,943	22,419	27,141	49,560

	December 31, 2003
	Floating rate	Fixed rate	Total
	£000	£000	£000
Financial liabilities
Sterling secured loan (i)	—	1,485	1,485
Convertible loan	—	—	—
Finance leases (ii)	—	756	756

	—	2,241	2,241

Financial assets
Sterling cash at bank and in hand (v)	(16)	—	(16)
Euro cash at bank and in hand	99	—	99
US dollar cash at bank and in hand	1,802	—	1,802
Sterling short-term investment (iii)(v)	10,360	—	10,360
Sterling short-term deposits (iv)	—	11,969	11,969
US dollar investment	—	—	—
Australian Dollar investment	83	—	83
Canadian dollar investment	—	—	—

	12,328	11,969	24,297

The Group’s provisions and other creditors are non interest-bearing

(i)	The secured loan is for a term of 20 years from April 14, 1989, and is secured by a fixed charge over three of the Group’s freehold properties. Interest is fixed at 12.13 per cent per annum throughout the term. The loan is repayable quarterly in arrears by equal instalments. The weighted average period until maturity is six years.

(ii)	The finance leases were all in sterling at fixed rates of interest. The weighted average interest rate and period remaining on liabilities at April 30, 2003 was 8.8 per cent and 1.9 years.

(iii)	The floating rate short term investments are invested in a money market managed fund with a weighted average maturity of less than 120 days and is repayable within 48 hours.

(iv)	The fixed rate short-term deposits are placed with a range of banks and building societies at fixed terms ranging between overnight and 12 months and at fixed rates ranging between 3.55 per cent and 4.12 per cent.

(v)	Sterling short-term investments are used to maintain a positive sterling bank balance.

Foreign currency exposure
At December 31, 2003 the Group’s operating companies had net monetary assets of £1.8 million (April 30, 2003: £0.1 million denominated in US dollars, £0.1 million (April 30, 2003: £0.1 million) denominated in Australian dollars, £0.1 million (April 30, 2003: £nil) denominated in euros and £ nil (April 30, 2003: £0.9 million) denominated in Canadian dollars.

Fair value of financial assets and liabilities
There is no significant difference between the fair value and the carrying value of the Group’s financial assets and liabilities at December 31, 2003 and April 30, 2003, except for the secured loan, other creditors and fixed asset investments. The fair value of the loan at £1.7 million (April 30, 2003: £1.9 million) and other creditors at £9.5 million (April 30, 2003: £10.9 million) was calculated using a discounted cash flow method as market values were unavailable. The book value of the loan at December 31, 2003 was £1.5 million (April 30, 2003: £1.6 million). The book value of other creditors was £11.4 million (April 30, 2003: £12.6 million). The market value of the Group’s listed investments at December 31, 2003 was £83,000 (April 30, 2003: £179,000).

In February 2004, following the merger of Genesoft Pharmaceuticals Inc. with Oscient Pharmaceuticals Corp. (see note 11) the Group has a new US dollar investment to replace that held at December 31, 2003. The book value and fair value of these shares was nil at December 31, 2003.

Borrowing facilities
The Group had no significant undrawn committed borrowing facilities at December 31, 2003.

26.  Post balance sheet events

On March 30, 2004 the Company announced it had reached agreement with Elan to reacquire the North American rights for frovatriptan, subject to shareholder approval. The agreement was approved by shareholder vote at an Extraordinary General Meeting of the Company held on May 13, 2004. The deferred income (see note 13) will be offset against the consideration payment of $50 million and the balance will be capitalized as an intangible asset and amortized over the remaining patent life of the product.

27.  Related party transaction

Following Mr Edwards’ resignation from the Board on September 10, 2003, he was paid £150,000 in respect of consultancy provided to the Company.