Form 20-F
period 2004-12-31
VERNALIS PLC
filed 2005-05-13
CIK 851616

Vernalis plc

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the report:

198,950,492 Ordinary Shares of 5 pence each

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

Vernalis plc

Vernalis plc

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

The accounting period end of Vernalis plc was previously changed from April 30 to December 31. Consequently this Annual Report is in respect of the fiscal year ending December 31, 2004. Vernalis Group had a December 31 accounting period end. References in this document to “fiscal 2002” and “fiscal 2003” mean the 12-month periods ended on April 30, 2002 and 2003 respectively; references to the “transition period” means the eight month period from May 1, 2003 to December 31, 2003; and references to “fiscal 2004” means the 12-month period ending December 31, 2004.

The operating results of the Company for the eight month period ended December 31, 2003 and the two-year period ended April 30, 2003 reflect the merger with Vernalis Group under UK GAAP merger accounting. In addition, provided in Item 18, is a reconciliation of such operating results from UK to US GAAP. Under US GAAP, the transaction was accounted for as the acquisition of Vernalis Group plc by the Company using “purchase accounting.”

As used herein the term “Company” refers to Vernalis plc and the terms “Vernalis” and “Group” refer to the Company and its consolidated subsidiaries. The term “Vernalis Group” refers to the company Vernalis Group plc and Vernalis Group plc’s subsidiaries which have now become part of the Group as indicated above.

The market share information in this Annual Report relating to frovatriptan has been independently arrived at by the Company on the basis of the data provided by IMS Health Inc. and other information. IMS Health Inc. is not responsible for the evaluation, compilation and presentation of such market share information in this Report.

i

Vernalis plc

PRESENTATION OF FINANCIAL INFORMATION: AVAILABLE INFORMATION

The Company furnishes The Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an opinion thereon by independent public accountants. Such financial statements are prepared on the basis of UK GAAP reflecting the merger between the Company and Vernalis Group. The annual reports contain reconciliation to US GAAP of net income and shareholders’ equity. Under US GAAP the combination of the Company and Vernalis Group has been accounted under “purchase accounting” as an acquisition of Vernalis Group by the Company. The Company also furnishes the Depositary with half-yearly reports prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to recorded holders of American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs). The Company also furnishes the Depositary with all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADRs and mails to all recorded holders of ADRs notices of shareholders’ meetings received by the Depositary.

The Group’s consolidated financial statements are reported in English pounds sterling. In this Annual Report on Form 20-F, references to “US dollars” or “$” are to US currency and references to “pounds sterling”, “£”, “pence” or “p” are to UK currency. Solely for the convenience of the reader, this Annual Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on December 31, 2004, which was $1.9160 to £l.00.

FORWARD-LOOKING STATEMENTS

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the US Private Securities Litigation Reform Act of 1995. This Annual Report (particularly material under Item 4B “Information on the Company”, Item 4C “Research Programs”, Item 4D “Commercial Collaborations”, Item 5 “Operating and Financial Review and Prospects – Financial Review”, and “– Trend Information”) may contain forward-looking statements that reflect the Group’s current expectations regarding future events, including the clinical development and regulatory clearance of the Group’s products, including that of frovatriptan for menstrually-related migraine (“MRM”), the Group’s ability to find partners for the development and commercialization of its products and/or any new partnership arrangement(s) on the Group’s liquidity and results of operations, as well as the Group’s working capital requirements and future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Group’s research strategies, the applicability of the discoveries made therein, and the successful and timely completion of clinical studies, including with respect to frovatriptan and the Group’s other products, the uncertainties related to the regulatory process, the ability of the Group to identify and agree beneficial terms with suitable partners for the commercialization and/or development of frovatriptan and other products, as well as the achievement of expected synergies from such transactions, the acceptance of frovatriptan and other products by consumers and medical professionals, the ability of the Group to obtain additional financing for its operations and the market conditions affecting the availability and terms of such financing, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transitions, and the ability of the Group to identify and consummate suitable strategic and business combination transactions and the risk described under Item 3D “Risk Factors” below.

ii

Vernalis plc

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

The selected financial data set forth below as of December 31, 2004, the transition period ended December 31, 2003, and the four years ended April 30, 2003, have been derived from the Consolidated Financial Statements of the Group, which have been audited by its independent auditors, PricewaterhouseCoopers LLP (PricewaterhouseCoopers for the years ended April 30, 2002, 2001 and 2000). PricewaterhouseCoopers LLP and PricewaterhouseCoopers were independent auditors to both the Company and Vernalis Group prior to their merger in 2003. This financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of the Group and Notes thereto included elsewhere in this report.

The Group prepares its Consolidated Financial Statements in accordance with UK GAAP, which differ in certain respects from US GAAP. A description of the significant differences and reconciliations of net income and shareholders’ equity, in accordance with US GAAP, are set forth in Note 3 of the Notes to the Consolidated Financial Statements.

Consolidated Statement of Operations Data: Amounts in Accordance with UK GAAP

					Period Ended
		Years ended April 30			December 31	Year ended December 31

	2000	2001	2002	2003	2003	2004	2004
	£	£	£	£	£	£	$
Revenues	7,560	4,616	14,766	9,143	8,631	15,195	29,114
Research and development expenditure	(43,605)	(43,291)	(38,152)	(30,512)	(26,890)	(24,387)	(46,725)
Net interest income	6,432	4,199	2,783	2,803	1,770	683	1,309
Net loss	(40,414)	(44,369)	(27,091)	(30,586)	(34,219)	(29,209)	(55,964)
Net loss per Ordinary share	(62.5)p	(64.3)p	(38.6)p	(43.1)p	(24.9)p	(19.8)p	(38.0)c
Ordinary shares used in computing Net loss per Ordinary share (000s)	64,702	69,021	70,175	71,010	137,219	147,388	147,388

Consolidated Statement of Operations: Amounts in Accordance with US GAAP

					Period Ended
		Years ended April 30			December 31	Year ended December 31

	2000	2001	2002	2003	2003	2004	2004
	£	£	£	£	£	£	$
Net loss	(25,397)	(28,844)	(17,475)	(22,495)	(29,281)	(29,328)	(56,192)
Net loss per Ordinary share	(76.3)p	(74.6)p	(52.4)p	(66.0)p	(28.0)p	(19.9)p	(38.1)c

Vernalis plc

Consolidated Balance Sheets: Amounts in Accordance with UK GAAP

	At April 30				At December 31
	2000	2001	2002	2003	2003	2004	2004
	£	£	£	£	£	£	$
Cash and other investments	104,655	83,022	62,982	48,454	24,214	33,323	63,847
Property, plant and equipment	30,352	15,691	10,245	11,564	7,508	1,596	3,058
Intangible fixed assets and investments	10,452	8,502	25,752	29,794	23,008	36,999	70,890
Total assets	132,260	99,461	104,736	101,853	65,770	99,740	191,102
Long-term debt	(3,802)	(9,559)	(22,227)	(24,773)	(8,119)	(60,285)	(115,506)
Total liabilities	(22,269)	(26,432)	(41,434)	(48,277)	(31,981)	(86,865)	(166,433)
Total shareholders’ funds	128,458	89,939	63,302	53,576	33,789	12,875	24,668
Share capital	35,060	35,161	35,221	36,895	38,813	39,492	75,667

Selected Balance Sheet information in Accordance with US GAAP

	At April 30				At December 31
	2000	2001	2002	2003	2003	2004	2004
	£	£	£	£	£	£	$
Cash and marketable securities	21,674	18,990	4,445	24,868	16,148	18,323	35,107
Short-term deposits	54,000	45,746	45,969	19,138	8,106	15,000	28,740
Total shareholders’ funds	95,183	70,772	53,389	55,491	71,320	50,922	97,566

Dividends

No dividend has been paid by the Company in the three fiscal years up to and including fiscal 2003 and the transition period ended December 31, 2003, and the fiscal year ended December 31, 2004.

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

	Month’s Highest	Month’s Lowest
Month	Exchange Rate	Exchange Rate
November 2004	1.9073	1.8323
December 2004	1.9482	1.9125
January 2005	1.9058	1.8647
February 2005	1.9249	1.8570
March 2005	1.9292	1.8657
April 2005	1.9197	1.8733

Vernalis plc

Years ended April 30	Period End	Average	High	Low
2000	1.55	1.58	1.65	1.55
2001	1.43	1.46	1.56	1.40
2002	1.46	1.43	1.48	1.37
2003	1.60	1.55	1.65	1.43
Eight months ended December 31, 2003	1.78	1.64	1.78	1.57
Year ended December 31, 2004	1.916	1.8356	1.9482	1.7544

On April 29, 2005 the noon buying rate for pounds was £1.00 = $1.9122

Principal Accounting Policies

The Consolidated Financial Statements of the Group which form part of this Annual Report have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the principal Group accounting policies, which have been applied consistently, is set forth in Note 2 of Notes to the Consolidated Financial Statements. The Group is required to adopt International Financial Reporting Standards in 2005 and is currently assessing the impact of this on aligning its accounting policies.

B	Capitalisation and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

Prospective investors and shareholders should be aware that any investment in the Group involves a high degree of risk and should be made only by those with the necessary expertise to appraise the investment. In addition to the other information in this document, the following risk factors should be considered in evaluating whether to make or hold an investment in the Group.

Additionally, some risks may be unknown to Vernalis and other risks, currently believed to be immaterial, could turn out to be material. Any or all of these factors could have a material and adverse effect on the Group’s operational results, financial condition and prospects. Furthermore, the trading price of Vernalis’ shares could decline, possibly rapidly, resulting in the loss of all or part of any investment therein.

1.	For the foreseeable future, the Group will be highly dependent on the success of frovatriptan in the marketplace. The discovery of any adverse reactions to frovatriptan could have a material adverse effect on the cash position and income of the Group. In addition, the intense competition to which frovatriptan is subject could impede growth in frovatriptan’s market share.

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

Vernalis plc

2.	Failure by the Group either by itself or through its licensees, for any reason, to achieve and sustain the level of sales of frovatriptan anticipated by the Group could adversely impact the occurrence, timing and/or amount of milestone payments and royalties and have a material adverse effect on the cash position and income of the Group.

The sales and marketing of frovatriptan in Europe is controlled by Vernalis’ partner, Menarini. In North America the sales and marketing of frovatriptan is now undertaken by Endo.

If the Group or Menarini, in respect of Europe or Endo, in respect of the North American market, does not exercise sufficient efforts in marketing and sales of frovatriptan, or otherwise does not achieve the sales anticipated by the Group, this could reduce revenue and royalties payable to the Group and have a material adverse effect on the cash position and the income (and any resulting profitability) of the Group.

Various situations might arise with respect to Endo, Elan (during the transitional services period), Menarini, or any of their respective subsidiaries or affiliates which could have an adverse effect on the sales and marketing of frovatriptan. These include a direct or indirect sale or proposed sale to a third party or an assignment or proposed assignment of respective licences in frovatriptan to a third party or the commencement of insolvency proceedings in respect of those entities.

3.	The Group may experience delay or failure to achieve approval for new menstrually-related migraine (‘‘MRM’’) indication for frovatriptan.

The Group is working towards obtaining approval for the use of frovatriptan for the preventative treatment for MRM. Frovatriptan is currently in Phase III clinical trials in respect of approval for this new indication. Although an initial clinical study into the efficacy of frovatriptan for prophylaxis of MRM has demonstrated a highly statistically significant improvement in the number of patients who are headache free during the perimenstrual period, unfavourable results from the current Phase III trials or failure to achieve FDA approval for the new indication for frovatriptan or restriction of the label by the FDA could adversely affect the anticipated sales potential and, therefore income from the product.

4.	Vernalis’ ability to repay Endo $50 million loan by August 2009 particularly if approval for frovatriptan in the MRM indication is not obtained

The $50 million loan from Endo is repayable in full by Vernalis not later than August 2009. Endo has the option to off-set 50 per cent of any royalties payable to Vernalis under the frovatriptan licence agreement and 50 per cent of the $40 million MRM milestone against any outstanding balance of the loan. The Company’s ability to repay any outstanding amounts due under the loan in August 2009 will be dependent on its financial position at that time. If the Company fails to repay the loan in full in August 2009, Endo has the right to withhold amounts due thereafter from Endo to Vernalis under the frovatriptan licence agreement until the loan is repaid in full.

5.	The Group has a history of operating losses and negative cash flow and may never become profitable.

Vernalis is an early stage biotechnology company that has a history of operating losses. No assurance can be given that the operations of the Group will become profitable. These losses have arisen mainly from the costs incurred in research and development of its products and general administrative costs. For the year ended December 31, 2004, Vernalis’ pre-tax losses were £31.0 million. The Group’s cash and short term investments amounted to approximately £33.3 million as at December 31, 2004. To date, the Group has generated revenues through royalties, licence fees, milestone payments, contract research, supply of compound and research and development funding from its partners. In addition, Vernalis has generated income from royalty fees related to the licensing of frovatriptan in the US and intends to continue to generate income in the US in the future from sales revenue through its licensee, Endo and from sales of the product in Europe and any new territories. In order to support the research and development of the Company’s drug candidates, the Group plans to incur expenses considerably in excess of revenue. Sales of frovatriptan may not generate revenues at the levels anticipated. In addition the Group is committed to the repayment of the $50 million loan from Endo on or before August 2009. The Group may not develop any additional products and any other products it may develop may not generate revenues.

Vernalis plc

6.	Additional funding may be required to give the Group time to reach profitability. Raising such additional funding could entail restrictions on the rights of holders of Ordinary Shares. If the Group is unable to raise additional funds it may have to curtail its operations.

In general, researching new compounds and conducting pre-clinical and clinical trials is expensive. The Group’s need for capital at any given time will be dependent on a number of factors, including:

•	The Group’s degree of success in commercialising frovatriptan;

•	The ability to enter into collaborations to support its research and development programs;

•	The amount, and timing, of milestone payments the Group receives from its collaborators;

•	The rate of progress and cost of the Group’s research activities;

•	The costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and their intellectual property rights;

•	The emergence of competing products, technology and other adverse market developments; and

•	Changes in, or termination of, the Group’s existing collaboration and licensing arrangements.

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

7.	The Group may be unable to retain and attract certain important employees which could weaken the Group’s scientific and management capabilities.

Following the merger of British Biotech plc and Vernalis Group plc, the Group has reduced the number of its staff from 271 to 130 in a cost saving exercise. As a result, the Group has limited capacity to provide duplicate cover for key activities. Incentivisation of such employees to remain with the Group following the uncertainties of the post-merger redundancy program remains key to the Group’s success. The loss of these employees could weaken the Group’s scientific and management capabilities, resulting in delays in the development of its drugs and impacting negatively on the Group’s business. Vernalis is significantly dependent on certain scientific and management personnel. Although the Group has entered into employment or consultancy arrangements with each of the Group’s important personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Biotechnology companies such as Vernalis are highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programmes, collaborative relationships and strategic goals. The biotechnology industry has a highly competitive market for qualified scientific and managerial employees. Competitors may try to recruit some of the Group’s important employees. The loss of these employees and the Group’s inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Group.

In addition, as the Group develops it may need to attract new personnel to manage new programmes and to provide the management experience necessary for the Group to make the transition from a development-focused company to a company with strong sales, marketing, production and distribution capabilities. The Group may also need to attract new personnel to support the promotion of frovatriptan in the USA, in pursuance of its co-promotion rights under the agreement with Endo.

8.	The Group may experience difficulties managing its growth. The Group’s failure to meet its growth or development challenges could have a material adverse effect on its operations.

Notwithstanding the programme of redundancy following the merger of British Biotech plc and Vernalis Group plc, the Group plans significant growth in all areas of its operations as it expands its business either through organic growth or through mergers and acquisitions. As the Group has exercised its option under the agreement with Endo to co-promote frovatriptan in the USA, the Group will need to undertake additional tasks not previously required. The Group’s failure to meet any growth or development challenges, noted below, could have a material adverse effect on its operations.

Vernalis plc

To compete effectively and manage its growth, the Group will need to continue to:

•	Improve its managerial controls and procedures;

•	Train, manage and motivate the employee base;

•	Develop the necessary computer capacity and information systems to support its increasing operational needs and its discovery and development efforts;

•	Secure suitable office and laboratory facilities to accommodate its growing needs;

•	Accurately forecast demand for its research capability and products; and

•	Expand existing operational, financial and management information systems.

9.	No assurance can be made that the Group will be able to bring any of the drug candidates it is developing to market.

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

The Group may fail to successfully develop a drug candidate for many reasons, including:

•	The failure to establish any collaborative third party agreements to support drug development;

•	The failure to produce a promising compound in sufficient quantities to conduct clinical trials or to manufacture the compound at commercially acceptable quantities and prices;

•	The failure of the drug in pre-clinical studies;

•	The inability of clinical trials to demonstrate that the drug is safe and effective in humans; or

•	The failure to obtain required regulatory approvals.

10.	The drugs that the Group brings to market may not be commercially successful.

The Group’s success depends on acceptance of the Group’s products by the market, including by physicians and third-party payers, and consequently the Group’s progress may be adversely affected if it is unable to achieve market acceptance of its products. Some factors that may affect the rate and level of market acceptance of any of the Group’s products include:

•	The existence or entry onto the market of superior competing products or therapies;

•	The price of the Group’s products compared to competing products;

•	Public perception regarding the safety, efficacy and benefits of the Group’s products compared to competing products or therapies;

•	The effectiveness of the Group’s sales and marketing efforts and those of the Group’s marketing partners;

•	Regulatory developments related to manufacturing or use of the Group’s products;

•	The willingness of physicians to adopt a new treatment regimen; and

•	Publicity concerning the product type in general.

11.	There can be no assurance that the Group’s products will receive and maintain regulatory approval. The complexity and multi-jurisdictional nature of the applicable regulatory processes could result in delays in achieving such regulatory approval.

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

Vernalis plc

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

12.	Even if the Group’s products are approved, they may still face later regulatory difficulties.

Even if the Group receives regulatory approval to sell any of its products, the FDA, the UK Medicines & Healthcare Products Regulatory Agency or comparable foreign regulatory agencies could require the Group to conduct post-marketing trials or could prevent the Group from using the labelling claims which the Group would like to use to promote its products. Regulators will undertake periodic reviews and inspections. If they discover previously unknown problems with a product or its manufacturing facility or if the Group fails to comply with regulatory requirements, regulators could:

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

13.	The Group’s business faces intense competition from major pharmaceutical companies and specialised biotechnology companies engaged in the development of drugs directed at the conditions and disorders that are the focus of the Group’s drug programmes.

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

14.	Technological changes could overtake the Group.

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

Vernalis plc

15.	The Group may not be able to sell its drugs profitably if reimbursement from third-party payers, including government and private health insurers, is unavailable or limited.

The Group may be adversely affected by third-party reimbursement and healthcare cost containment initiatives. A significant portion of the Group’s future revenue is likely to depend on payments by third-party payers, including government health administration authorities and private health insurers. The Group may not be able to sell its drugs profitably if reimbursement from these sources is unavailable or limited. Third-party payers are increasingly attempting to contain healthcare costs through measures that are likely to impact the drugs the Group is developing, including:

•	Challenging the prices charged for healthcare products, by limiting both coverage and the amount of reimbursement for new therapeutic products, and by denying or limiting coverage for drugs that are approved by the regulatory agencies but are considered experimental by third-party payers; and

•	Refusing to provide coverage when an approved drug is used in a way that has not received regulatory marketing approval.

16.	The Group may be unable to successfully establish and protect its intellectual property which is significant to the Group’s competitive position.

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

To develop and maintain its competitive position, the Group also relies on unpatented trade secrets and improvements, unpatented know how and continuing technological innovation, which it protects with security measures it considers to be reasonable, including confidentiality agreements with its collaborators, consultants and employees. The Group may not have adequate remedies if these agreements are breached and the Group’s competitors may independently develop any of this proprietary information.

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

17.	The Group may incur substantial costs as a result of disputes relating to intellectual property.

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

The Group could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Group’s favour. Some of the Group’s competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Group can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have a material adverse effect on the Group’s ability to bring a drug candidate to market, enter into collaborations in respect of the disputed or other drug candidates, or raise additional funds.

Vernalis plc

18.	Foreign exchange rate fluctuations may adversely affect the Group’s results of operations and financial condition.

The Group records its transactions and prepares its financial statements in pounds sterling, but a substantial proportion of the Group’s income from sales of frovatriptan and collaborative agreements is received in US dollars or Euros including payments from Endo under the agreement for frovatriptan comprising two milestone payments each of $15 million payable in August 2005 and August 2006 and a further payment of $40 million conditional on obtaining FDA approval to market frovatriptan as a short-term prophylaxis of MRM. In addition, as at December 31, 2004, the Group has a US$10 million denominated liability to GlaxoSmithKline and a loan outstanding to Endo for US$50 million agreed at the time of the frovatriptan licensing agreement and also incurs a proportion of its expenditure in US dollars, relating primarily to the clinical trials that it conducts in the United States. The Group’s cash balances are predominantly held in pounds sterling. To the extent that the Group’s foreign currency assets and liabilities are not matched, fluctuations in exchange rates between pounds sterling, the US dollar and the Euro may result in realised or unrealised exchange gains and losses on translation of the underlying currency into pounds sterling that may increase or decrease the Group’s results of operations and may adversely affect the Group’s financial condition each as stated in pounds sterling. In addition, if the currencies in which the Group earns its revenues and/or holds its cash balances weaken against the currencies in which it incurs its expenses, this could adversely affect the Group’s profitability and liquidity. Where a substantial net foreign currency liability exists, the Group will consider hedging against it to minimise foreign currency expense. However, such hedging is based on estimates of liabilities and future revenues and will not fully eliminate future foreign currency exchange fluctuations.

19.	The Group cannot guarantee that its collaborators will devote sufficient resources to collaborations with the Group or that the Group’s drug candidates can be developed and commercialised without these collaborators.

The Group’s success is dependent on its current collaborators and contractors and the ability of the Group to attract new collaborators and contractors in the future. The Group’s collaborators have and in the future are likely to have substantial responsibility for some of the development and commercialisation of the Group’s drug candidates. Certain of the Group’s collaborators also have, and in the future are likely to have, significant discretion over the resources they devote to these efforts. The Group’s success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Currently, Vernalis’ most important collaborators are Endo, Elan (for the transitional services), Menarini, Roche, Serono S.A., Oscient Pharmaceuticals Corp (of which Genesoft is a subsidiary), Biogen Idec and Novartis Institutes for Biomedical Research.

The Group’s business will rely significantly on these strategic partners. If the relationship with any one of these partners (or their co-partners) is adversely affected, the Group’s results of operations may be adversely impacted.

As the Group is unable to provide for all of its research, development, manufacturing, marketing or sales needs, the Group is also dependent on third party contractors and their services and upon their effort and skill in providing those services.

The Group cannot guarantee that:

•	Existing collaborative arrangements or licence agreements or agreements with third party contractors will be able to be maintained;

•	Any new collaborative arrangements or licence agreements or agreements with third party contractors will be on favourable terms; or

•	Any collaborative arrangements or licence agreements or agreements with third party contractors will prove successful.

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

20.	The Group is dependent on single sources of supply for frovatriptan and some of its components.

The Group currently depends on single sources of supply for components it needs to conduct its research and development activities and for some of the raw materials used to manufacture frovatriptan. These suppliers may be unwilling or unable to meet the Group’s future needs. Replacing one of these suppliers or finding additional suppliers could take a long time. For example, if circumstances required the Group to locate either an alternative supplier for the raw materials used to manufacture frovatriptan or an alternative secondary manufacturer, manufacture and delivery to the marketplace of frovatriptan could be interrupted. Similarly, if the Group had to interrupt its research programmes in order to locate an alternative supplier of essential components, the Group could be forced to delay pre-clinical or clinical trials. Any of these events would adversely affect the Group’s programmes and projected revenues.

Vernalis plc

21.	If the Group fails to maintain its computer hardware, software and related infrastructure, market acceptance would be delayed and revenues lost.

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

22.	There can be no assurance that the Group will be able to identify suitable partners, enter into business combinations with them and successfully integrate their operations with the Group’s operations. The acquisition of assets by the Group may be made for shares, diluting existing shareholdings.

The biotechnology sector in the United States and in Europe has been characterised by consolidation. It is the Company’s goal to participate further in the consolidation of the biotechnology sector. The Group’s competitors may also pursue business combinations and bid for companies that the Group views as potential partners in a business combination. As a result, the Group may be unable to locate or enter into business combinations with partners that are the most suitable to its product platform and business strategy, which would limit the synergies created by a business combination. There can be no guarantee that the Group will be able to successfully integrate any businesses or assets that it may acquire in future transactions. Part of the Group’s business strategy is to acquire businesses and assets specialising in pharmaceutical research and development and related services. At this time Vernalis is not a party to any definitive agreement for the acquisition of any material business or assets (other than agreements in the ordinary course of business) and no guarantee can be given that definitive agreements may be reached with any person, or that if definitive agreements are executed, that such agreements will be consummated. The Group may acquire assets for which it pays wholly or partly in shares of Vernalis, diluting existing shareholdings.

23.	Investors should consider the Group’s business and prospects in light of the heightened risks and unexpected expenses and problems the Group may face as a business in an early stage of development in a new and rapidly evolving industry.

Vernalis’ operating history makes it difficult for an investor to evaluate the Group’s business and prospects. The Group’s product pipeline may not result in any meaningful benefits to the Group. Due to the limited operating history referred to above, the Group may have difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which the Group can devote development effort is limited by the availability of financial and scientific resources, the Group is exposed to the risk that the delay or failure of individual product development programs will adversely affect the content and delivery over time of the Group’s product development pipeline.

24.	Ordinary Shares may fluctuate in value substantially.

The market price for Ordinary Shares and the securities of other emerging biotechnology companies have been volatile. During the financial period ending December 31, 2003, Vernalis’ closing share price ranged from 57 pence to 84 pence and from January 1 to December 31, 2004 ranged from 47.5 pence to 97 pence. Factors that could significantly impact the market price of Ordinary Shares in the future other than those described elsewhere in this document include:

•	Sales of frovatriptan;

•	Announcements concerning research activities, technological innovations, clinical trials or financial results by the Group or its competitors;

•	Termination of collaborations by the Group or its partners;

•	Governmental regulatory initiatives;

•	The FDA, Medicines & Healthcare Products Regulatory Agency or European Medicines Evaluation Agency approving or denying new drug applications;

•	Patent or proprietary rights developments;

•	Public concern as to the safety or ethical implications of biotechnology products;

•	Ability to raise additional funds to, amongst other things, repay its US$50 million loan to Endo, and to fund research and development projects;

•	Sales of substantial amounts of the Group’s shares by existing shareholders;

•	Price and volume fluctuations in the stock market at large that do not relate to the Group’s operating performance;

•	Changes in financial estimates by securities analysts, comments by securities analysts, or the Group’s failure to meet analysts’ expectations;

•	Actual or anticipated variations in periodic operating results;

•	New products or services introduced or announced by the Group or its competitors;

•	Changes in the market valuations of other similar companies;

•	Announcements by the Group of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

Vernalis plc

•	Additions or departures of key personnel.

25.	The Group may be unable to secure adequate insurance at an acceptable cost.

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

26.	Competition regulation may have an impact on the way the Group conducts its business and its dealings with private counter-parties and government collaborators.

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

Agreements restricting competition within the meaning of Article 81(1) are void in whole or in part. The European Commission may impose fines of up to 10 per cent of the respective worldwide turnover in the preceding business year on parties entering into such agreements. Persons who have suffered loss by reason of the anti-competitive restrictions may claim damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of the fact that they do not have an appreciable effect on competition or fall within a block exemption. Prior to May 1, 2004, parties to an agreement not covered by a block exemption could apply to the European Commission for an individual exemption under Article 81(3). Since May 1, 2004 however, the parties themselves must assess whether the exemption criteria under Article 81(3) are met and it is no longer possible to apply to the European Commission for an individual exemption.

Certain agreements that Vernalis has, or a member of the Group has, entered into or the Group may enter into, for example with collaborators and licensees, contain provisions which might be said to be restrictive of competition under Article 81(1). In particular, certain licence agreements that a member of the Group has entered into, or the Group may enter into, involving the grant of exclusive licences of patents, patent applications, other intellectual property rights and know how covering the EU territory and/or territorial restrictions may appreciably restrict competition under Article 81(1). If a block exemption is not applicable and the Article 81(3) exemption criteria are not met, provisions of any agreement that restrict competition under Article 81(1), including those relating to the exclusivity rights, may be unenforceable, which could have a material adverse effect on that company. The relevant company could also potentially be subject to fines and/or claims for damages in relation to any anti-competitive arrangements which it enters.

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

27.	The use of hazardous materials may subject the Group to additional compliance costs and/or liability, in the event of a hazardous waste spill or other accident.

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

28.	The Group may face product liability claims. In addition, the Group may become subject to shareholders’ action.

The Group in carrying out its activities will potentially face contractual and statutory claims, or other types of claim. In addition, the Group is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of pharmaceutical products. Consumers, healthcare producers or persons selling products based on the Group’s technology may be able to bring claims against the Group based on the use of such products in clinical trials and the sale of products based on the Group’s technology.

29.	The Group may be subject to special interest groups and adverse public opinion.

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

The Company was founded in 1986 as British Bio-technology Limited and re-registered in 1989 as British Biotech plc, a public limited company under the laws of England with registered number 2304992. In April 2003, British Biotech acquired RiboTargets Holdings plc, a privately-held, research-oriented biotechnology company, and in September 2003 it completed a merger with Vernalis Group plc, a publicly-listed biotechnology company engaged in the discovery, development and commercialization of drugs for the treatment of diseases related to the central nervous system. On October 1, 2003, following this merger, British Biotech plc re-registered as Vernalis plc, which is the Group’s parent company. The Company is listed on the London Stock Exchange (referenced VER) and on the NASDAQ National Market System in the United States (referenced VNLS), following an initial public offer of its shares in July 1992. The Group does not have an agent in the United States.

Vernalis plc

The Group is principally engaged in pharmaceutical research and development and the exploitation of its one marketed product, frovatriptan, this work being undertaken by Vernalis Development Ltd, and Vernalis (R&D) Ltd (formerly Vernalis (Oxford) Ltd and formerly British Biotech Pharmaceuticals Ltd), all of which are wholly-owned subsidiaries of the parent. The companies are currently conducting research and development of new pharmaceutical products with a focus on cancer and disorders of the central nervous system. Vernalis currently has one marketed product, frovatriptan, which is approved as an acute treatment for migraine, five products (including frovatriptan for the prevention of MRM) in clinical development and three main programs of drug discovery. For additional information see Items 4 B and C. “Business Overview” and “Research Programs”.

Vernalis’ principal executive offices are located at Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA, United Kingdom (telephone number: +44-118-977-3133) from where the management of clinical development activities is undertaken. Certain research and development activities are conducted at the Company’s additional facilities in Cambridge, UK, and, in collaboration with other companies, at other locations. As part of the post-merger restructuring the headcount of the combined companies was substantially reduced and at December 31, 2004, Vernalis employed 124 full-time employees. Of these, 49 were PhDs or held other post-graduate qualifications.

Frovatriptan was launched in the United States in June 2002 and, until May 2004, was marketed as Frova™ by a combined sales force from Elan and its co-promotion partner UCB. In May 2004 Vernalis reacquired the North American rights to frovatriptan from Elan and until August 2004 received the revenue from all US sales of Frova™. In August 2004, Vernalis licensed frovatriptan to Endo Pharmaceuticals. Under the terms of the licence agreement, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million on the first and second anniversary of closing. Endo will also make a $40 million milestone payment to Vernalis if approval for MRM is achieved as well as various milestone payments to Vernalis upon the achievement of certain sales thresholds. Starting on January 1, 2007, Endo will make royalty payments to Vernalis which will be tiered from 20% or higher if FDA approval of the MRM indication is obtained. Under the terms of the agreement, Vernalis was granted an option to establish its own speciality neurology sales force to co-promote frovatriptan in the US alongside Endo. In February 2005, Vernalis exercised this option, and Endo will provide funding for a Vernalis sales team of up to 25 specialty neurology sales representatives for up to five years, beginning January 1, 2006. This sales team has the opportunity to market other prospective central nervous system products in addition to frovatriptan, and will form the basis of Vernalis’ commercial operations in North America for the future sale of pharmaceuticals. Vernalis continues to receive royalty and milestone payments and payments for supply from Menarini in respect of frovatriptan in Europe. The Group has incurred net losses since foundation and expects to continue to incur losses as its research and development programs progress. Other than frovatriptan, there can be no assurance that any of the Group’s products will be approved for sale in the US, UK, Europe or elsewhere, or that any of those other products, if approved, or frovatriptan, will perform to the Group’s expectations.

Important Events Since April 30, 2004

•	On May 19, 2004 Vernalis completed the re-acquisition of the North American rights to its marketed product frovatriptan from Elan Corporation.

•	On June 23, 2004 Vernalis entered into an agreement with Biogen Idec to advance Vernalis’ adenosine A2A receptor antagonist programme.

•	On August 9, 2004 Novartis exercised its option under an agreement executed on December 18, 2003 to licence exclusive worldwide rights to Hsp90 (therapeutic cancer target).

•	On August 17, 2004 Vernalis completed an agreement to licence North American rights for frovatriptan to Endo Pharmaceuticals Inc.

•	On September 3, 2004 frovatriptan was granted approval in Canada for the treatment of acute migraine.

•	On September 16, 2004 Vernalis signed an agreement with SK Chemicals Co granting them exclusive distribution rights to frovatriptan in the Korean market.

•	On September 27, 2004 frovatriptan was launched in Italy.

•	On October 18, 2004 frovatriptan was launched in Spain.

•	In October 2004 recruitment started in a confirmatory Phase III frovatriptan efficacy study for the short-term prophylaxis of migraine.

•	On December 6, 2004 frovatriptan was launched in Greece.

Vernalis plc

Results and Dividends

The turnover of the Group during the 12-month period to December 31, 2004 was £15,195,000 (eight months to December 31, 2003: £8,631,000). The loss after taxation during the 12-month period to December 31, 2004 amounted to £29,209,000 (eight months to December 31, 2003: £34,219,000). The Directors do not recommend the payment of a dividend (eight months to December 31, 2003: nil).

Important Events Since Year End

•	On January 19, 2005 Vernalis’ collaborator, Serono, started a Phase I clinical study of a selective inhibitor of matrix metalloprotease inhibitor 12.

•	On February 24, 2005 Vernalis exercised its option under its agreement with Endo Pharmaceuticals Inc. to co-promote frovatriptan in the US.

•	On March 21, 2005 shareholders approved the Placing and Open Offer announced on February 24, 2005. This raised net funds of approximately £27.6 million by way of a fully underwritten Placing and Open Offer of 43,250,107 new ordinary shares representing approximately 27.8 per cent of Vernalis’ existing issued ordinary share capital. Trading in the new shares commenced on March 22, 2005, bringing the total number of shares in issue to 198,950,492.

•	On March 31 2005 Vernalis acquired the intellectual property rights, know how and associated assets related to an emerging oncology target, Pin1, from Pintex Pharmaceuticals Inc. Pintex received initial cash payments on signature and transfer of know how. Vernalis will issue Pintex with a maximum of 1.5 million new ordinary shares should a drug candidate progress into human clinical trials, which is not expected before 2008. Vernalis will make an additional cash milestone payment to Pintex on marketing approval, bringing total cash payments to $6.5m, but has no royalty obligations to Pintex for any resultant products and, should a drug candidate reach the market, the total cash liability to Pintex would be $6.5 million.

Principal Capital Expenditures Since April 30, 2001

The purchase of tangible fixed assets, comprising laboratory, leasehold improvements and computing equipment, amounted to £218,000 in fiscal 2004, £180,000 in the transition period, £1,310,000 in fiscal 2003 and £2,623,000 in fiscal 2002. In addition, a provision of £283,000 in fiscal 2004 and £500,000 in the transition period in respect of the leasehold property at Abingdon and Winnersh respectively. These are expected to be utilised at the end of the respective leases. Expenditure on fixed asset investments, relating to the purchase of shares in businesses with which Vernalis collaborates, was £nil in fiscal 2004, £nil in the transition period, £nil in fiscal 2003 and £1,406,000 in fiscal 2002. Expenditure on intangible fixed assets, representing payments made to third parties to acquire licenses to develop their intellectual property, was £30,541,000 in fiscal 2004, was nil in the transition period, £3,227,000 in fiscal 2003 and £2,447,000 in fiscal 2002.

In fiscal 2004, the Oxford property was sold and proceeds of £3,250,000 were received. In the transition period no significant amounts were raised by the sale of fixed assets. In fiscal 2003, £222,000 was raised from the sale of plant and machinery to Evotec OAI. In fiscal 2002, £7,264,000 was raised through the transfer of pre-clinical facilities to OSI Pharmaceuticals, Inc.

Principal Capital Expenditures in Progress.

There are no significant capital expenditure programs in existence at this time. In the near future, there will continue to be some expenditure on new laboratory equipment, at similar levels to fiscal 2004. It will be necessary to fit out the currently vacant Granta Park Phase II property in order to sublet the property. Such expenditure is to be funded from existing cash reserves.

Vernalis plc

B	Business Overview

Business Strategy

Vernalis is an R&D-based biotechnology company, with a marketed product, a pipeline of drug candidates in clinical development and late-stage research programs. The Company has an experienced internal discovery team and a development group that has undertaken international drug development successfully and achieved regulatory approvals in the United States and Europe. Vernalis’ strategy is to build a sustainable, self-funding, R&D-driven biotechnology company through organic growth and by pursuing opportunities to merge with or acquire other biotechnology companies. To execute its strategy, the Company aims to progress its portfolio of clinical development products and research programs itself and in collaboration with other companies and maximise revenue opportunities from its marketed product, frovatriptan. In addition, in February 2005 Vernalis exercised its option to co-promote frovatriptan alongside Endo, with Endo providing funding for a speciality neurology Vernalis sales team for up to five years, beginning January 1, 2006. This sales team has the opportunity to market other prospective central nervous system products in addition to frovatriptan, and will form the basis for Vernalis’ commercial operations in North America for the future sale of pharmaceuticals.

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

Frovatriptan

Frovatriptan is a selective 5-HT1B/1D receptor agonist that was developed by Vernalis as an acute oral treatment for migraine headache and its associated symptoms. It is one of a class of drugs called triptans, a number of which are already approved for this indication. These drugs are currently available only by prescription. Vernalis is currently conducting further studies to develop the compound as a prophylactic oral treatment for MRM, a form of migraine suffered by over 50 per cent of female migraineurs. None of the triptan class of drugs is currently approved for prophylactic use in migraine.

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

In November 2001, the FDA granted marketing approval for frovatriptan in the US for the acute treatment of migraine. Elan and its co-promotion partner UCB Coprom L.P. (UCB) launched frovatriptan in the US during June 2002, under the trademark FrovaTM. In the US, migraineurs are treated primarily by neurologists and primary care physicians (PCPs), so the marketing program for frovatriptan in the US is directed mainly towards these two groups of prescribers.

In January 2001 frovatriptan was approved throughout the then 15 member states via the mutual recognition procedure, with France acting as the reference member state. The product’s European licensee, Menarini, launched frovatriptan in the first European market, Germany, during November 2002. Menarini has also launched frovatriptan in The Republic of Ireland (March 2003) the United Kingdom (April 2003), Austria (November 2003), The Netherlands (April 2004), Italy (September 2004), Spain (October 2004) and Greece (December 2004).

A repeat use mutual recognition procedure was completed by Menarini in December 2004 to include the new EU accession countries as well as Iceland and Norway. Frovatriptan has also been approved in 5 Central American countries, Bulgaria and Romania and is expected to be launched in further of these in 2005. In September 2004, frovatriptan was granted approval in Canada for the treatment of acute migraine. The approval follows a successful dialogue with the Canadian Health Authorities regarding the product label, a necessary step prior to initiation of the national pricing approval.

Frovatriptan is approved in an additional 18 European territories, as well as in 5 Central American countries and is expected to be launched in further of these in 2005. In September 2004, frovatriptan was granted approval in Canada for the treatment of acute migraine. The approval follows a successful dialogue with the Canadian Health Authorities regarding the product label, a necessary step prior to initiation of the national pricing approval.

Vernalis plc

In May 2004, Vernalis reacquired the North American rights to frovatriptan from Elan for a total of $50 million, payable in instalments. This figure was subsequently re-negotiated to $44 million and inventory was purchased for $4.5 million. Both these sums were paid in full to Elan during the year.

From May 2004 until August 2004, Vernalis was solely responsible for marketing frovatriptan in North America.

In August 2004, Vernalis licensed frovatriptan to Endo Pharmaceuticals. Under the terms of the licence agreement, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million on the first and second anniversary of closing. Endo will also make a $40 million milestone payment to Vernalis if MRM approval is achieved as well as various milestone payments to Vernalis upon the achievement of certain sales thresholds starting with a milestone of $10 million upon reaching $200 million net annual sales. Starting on January 1, 2007, Endo will make royalty payments to Vernalis which will be tiered from 20 per cent or higher if FDA approval of the MRM indication is obtained.

In February 2005 Endo re-launched frovatriptan with an expanded sales force and a revised marketing focus on the benefits of a long duration of action.

Also in February 2005, Vernalis exercised its option to co-promote frovatriptan alongside Endo, and Endo will fund the Vernalis sales team of up to 25 specialty neurology sales representatives for up to five years, beginning January 1, 2006. This sales team has the opportunity to market other prospective central nervous system products in addition to frovatriptan, and will establish Vernalis’ commercial operations in North America for the future sale of pharmaceuticals.

In September 2004, Vernalis signed an agreement with SK Chemicals Co., Ltd of Korea, granting them exclusive distribution rights for frovatriptan in the Korean market. Vernalis received an upfront fee on signature and is due a further payment on receipt of Korean marketing authorisation, in addition to revenues from future product supply. SK will be responsible for managing and funding the regulatory approval process and the subsequent marketing of the product in Korea.

Vernalis intends to seek other pharmaceutical partners to realise frovatriptan’s commercial potential, including the new proposed MRM indication (see below) in territories not licensed to Endo, Menarini and SK Chemicals.

Frovatriptan — clinical development in MRM

Vernalis is conducting additional clinical studies of frovatriptan that, if successful, may enhance the commercial potential of the drug.

The Company is currently conducting further studies to develop frovatriptan as a prophylactic oral treatment for MRM, a form of migraine suffered by over 50 per cent of female migraineurs. In the United States this represents approximately 13 million women. None of the triptan class of drugs is currently approved for prophylactic use in migraine. Frovatriptan’s long half-life (approximately 26 hours) makes it ideally suited to this novel application.

In October 2002, Vernalis reported positive preliminary results from a study conducted at 36 clinics in the US and involving more than 500 menstrual migraine sufferers. Patients were evaluated over three menstrual cycles over the course of which each patient received all three dose regimens — placebo, 2.5mg frovatriptan once daily and 2.5mg frovatriptan twice daily. During each cycle they took the treatment for a total of six days commencing two days before the expected onset of their headache. The results showed that both once- and twice-daily dose regimens of frovatriptan were highly effective in reducing the incidence, severity and duration of MRMs compared with placebo. By the intention-to-treat analysis, 51 per cent of patients were completely headache-free during the six-day period when they took 2.5mg frovatriptan twice daily and 40 per cent were headache-free at a once-daily dose of 2.5mg, compared with only 26 per cent on placebo. The results of the study were presented to the American Academy of Neurology in the US in April 2003, and have been published in key scientific journals, including the July 2004 edition of Neurology.

Two further trials are required to complete the data package for a supplemental New Drug Approval application in the US to permit frovatriptan to be marketed as a short-term prophylaxis for MRM. The first, a long-term safety study in 550 patients, is fully recruited and is expected to complete in H2 2005. An interim analysis of six month safety data from this study will be announced in Q2 2005. The second, a 600 patient study to confirm the efficacy observed in the initial clinical study commenced in Q4 2004. Recruitment is ongoing and is expected to complete in H2 2005. If the positive initial results are confirmed, these studies should lead to regulatory submissions in the US and Europe in H1 2006. On FDA approval of the MRM indication, Endo will make an additional payment of $40 million to Vernalis. It is expected that the requirements to submit applications to extend European licenses will be broadly similar to those in the United States. See also below, Item 4K “Material Effects of Government Regulation”.

Vernalis plc

V10153

V10153 is a recombinant protein designed to prevent and dissolve blood clots, with potential to improve the treatment of thrombolytic diseases such as Acute Myocardial Infarction (AMI) stroke, or deep vein thrombosis (DVT). The drug has been designed in such a way that it only becomes active in the presence of newly-formed or forming blood clots. This may be important in helping to overcome the major drawback of existing thrombolytic agents, that of internal bleeding. Conditions such as stroke may be under-treated because of this risk, particularly intracranial haemorrhage.

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

The study has now been completed. V10153 was well tolerated throughout the dose range of 1–10mg/kg to patients with AMI. Full restoration of blood flow was observed in blocked coronary arteries in around 40 per cent of patients after 60 minutes following doses of 5mg/kg and greater. This is comparable to the efficacy reported for currently marketed thrombolytic therapies using a similar experimental protocol.

The next stage in development of V10153 is to conduct a Phase II study in approximately 150 patients with acute ischemic stroke which is expected to start in H1 2005. Vernalis wishes to retain the full value of this product and plans to undertake these trials alone. In parallel, work is being undertaken to improve the production process prior to manufacturing material for Phase III studies.

V140

V140 (alphadolone acetate) is a GABAA agonist targeted at the treatment of pain in cancer patients. It was in-licensed from Monash University, Melbourne, Australia and has been administered to man in an open label pilot study conducted in Australia under the Clinical Trial Notification (CTN) Scheme. In this study, indications of analgesic efficacy were seen in patients who received a single dose of V140 after orthopaedic knee surgery. No sedative side effects were seen in this study.

V140 presents an opportunity to be used alongside, or as a replacement for, current opiate-based pain therapies. Preliminary pre-clinical studies indicate that V140 is capable of providing an improved profile over current therapies since it is expected to produce non-sedating analgesia.

An initial Phase I clinical programme to evaluate V140’s safety and pharmacokinetic properties in single and multiple dose studies found the compound to be safe and well tolerated in single and multiple doses. Subject to the satisfactory completion of further pre-clinical studies it is intended to evaluate V140 in a Phase II proof-of concept trial, which is expected to start later in 2005. This will investigate the opiate-sparing and analgesic efficacy and safety in patients undergoing elective total knee replacement surgery.

V2006

V2006 is an adenosine A2A receptor antagonist. Vernalis initiated research in 1998 to assess the potential of selective adenosine A2A receptor antagonists in the chronic treatment of Parkinson’s disease, a debilitating and progressive movement disorder that affects approximately one per cent of the population over 65 or about 1.5 million people in the United States. Adenosine is a brain chemical that plays an important role in motor co-ordination and movement control. Vernalis believes that by using selective adenosine A2A receptor antagonists to restore the imbalance of neurotransmitters caused by the loss of dopamine, it may provide a novel approach to treat the symptoms of Parkinson’s disease and to slow or stop the progression of the disease. In particular, A2A receptor antagonists may be able to restore function in Parkinson’s disease patients without inducing unwanted side effects such as nausea and dyskinesia (uncontrolled movements).

V2006 is the first development compound from this research programme. An initial Phase I study of V2006, a single ascending dose study in healthy male volunteers designed to investigate the drug’s safety and pharmacokinetics, has been successfully completed. The drug was shown to be safe and well tolerated in a single and rising dose study, achieving potentially therapeutic concentrations at the lowest dose tested. The long plasma half-life (18 hours) of V2006 in normal subjects would be consistent with a simple, once-daily dosing regimen. The Phase I programme for V2006 continues, with the goal to begin a Phase II proof-of-concept study in H2 2005.

Vernalis plc

In June 2004 Vernalis entered into an agreement with Biogen Idec, giving them exclusive worldwide rights to develop and commercialise V2006. At the time of signing, Vernalis received a $10 million licence fee, with Biogen Idec also making a $6 million investment in new Vernalis shares. Biogen Idec are funding all the clinical development with Vernalis receiving a series of further payments of up to $100 million if programme milestones are met, and double-digit royalties on commercial sales of collaboration products. Vernalis retains the right to co-promote the product in the United States.

Metalloenzyme Inhibitors

In October 2000, Vernalis entered into a research collaboration with Serono to identify new metalloenzyme inhibitor compounds for clinical development for the treatment of inflammatory diseases. Following successful completion of the research collaboration, all further activities will be conducted by Serono.

In January 2005 Serono started a Phase I clinical trial of a selective inhibitor of MMP-12 (matrix metalloprotease inhibitor 12). This is the first compound to enter the clinic resulting from the research collaboration, and, under the terms of the agreement, Vernalis received a milestone payment. The Phase I trial is being performed in healthy volunteers, with a primary objective of elucidating the safety, tolerability and pharmacokinetic properties of the compound. Serono will conduct and fund all development activities associated with any programme that enters the clinic, with Vernalis receiving milestone payments and royalties upon successful commercialization of any product.

Other clinical products

C	Research programs

This section summarises the Group’s main research programs. The Group’s aim is to conduct approximately half of the research programs under collaboration agreements.

Obesity: 5-HT2C receptor agonists

Vernalis is investigating the potential use of selective 5-HT2C receptor agonists to treat obesity and related disorders. In 1999, Vernalis partnered its 5-HT2C programme with Roche, the world’s leading pharmaceutical company in sales of prescription treatments for obesity.

Vernalis scientists discovered that 5-HT2C is a key receptor for controlling satiety. This was a significant finding since it is known that 5-HT2C receptors are present in high density in the brain (in particular in areas that control eating) but not in the cardiovascular system. Hence, adverse effects seen with older obesity drugs (due to their non-selective activity across a variety of 5-HT receptors) may be avoided with a selective 5-HT2C receptor agonist.

A development candidate has been selected by Roche which is currently undergoing pre-clinical studies. If pre-clinical testing is successful, further development would be undertaken by Roche.

Depression: A2A receptor antagonists

Recent pre-clinical research by Vernalis suggests that adenosine, and specifically the adenosine A2A receptor subtype, may be a novel target for the discovery of a new class of antidepressant drugs. Transgenic animals with the A2A receptor gene deleted have shown a pattern of activity in pre-clinical models of depression that appears to be predictive of antidepressant activity in humans. Vernalis has also synthesised selective adenosine A2A receptor antagonists that show activity in pre-clinical models of depression and we are currently working to optimise the selectivity and pharmacokinetic properties of the most promising compounds. In June 2004, Biogen Idec acquired option rights over Vernalis’ entire A2A antagonist research programmes.

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

Vernalis has been optimizing small molecule compounds which inhibit the ATPase function of Hsp90 and has filed patent applications in this area. The project is in the lead optimization phase and is scheduled to identify a pre-clinical development candidate in 2H 2005.

Vernalis plc

In December 2003, Vernalis formed a new research collaboration with the Novartis Institutes for BioMedical Research, Inc. (Novartis) in Cambridge, Massachusetts to investigate inhibitors of a target implicated in the progression of a range of cancers. Under the terms of the agreement Vernalis provided elements of its ongoing oncology research to Novartis for an initial six month evaluation period. In August 2004, Novartis chose to exercise its option to license exclusive worldwide rights to Hsp90, with the companies conducting a joint research program under which Novartis will provide research funding to Vernalis over an initial three-year period. Novartis is responsible for funding and conducting the pre-clinical and clinical development of product candidates, and for commercialization. Novartis paid Vernalis an initial fee under the license agreement of $1.5 million and made an equity investment of £5 million.

Obesity: CB1 antagonists

The objective of this research program is to develop potent and selective cannabinoid CB1 receptor antagonists for the treatment of obesity. Currently, two cannabinoid receptors have been described: the CB1 receptor, which is distributed widely in the central nervous system and is also present in the periphery (e.g. in the gastrointestinal tract); and the CB2 receptor, which is generally localised in the periphery (e.g. immune cells). Clinical studies with Sanofi’s compound rimonabant, support the hypothesis that CB1 receptor antagonists have potential utility for the treatment of obesity. A focused medicinal chemistry programme has rapidly identified novel, selective CB1 receptor antagonists with oral efficacy in pre-clinical feeding models.

Infection: metalloenzyme inhibitors

In the field of anti-infectives, Vernalis has identified several metalloenzymes not present in mammalian cells that are essential for the survival of pathogenic bacteria.

In August 2002, Vernalis entered into a collaboration with GeneSoft Pharmaceuticals Inc (now part of Oscient Pharmaceuticals Corp.) to discover and develop novel anti-infectives based on Vernalis’ proprietary anti-bacterial PDF and other metalloenzyme inhibitors. In October 2003 Vernalis’ peptide deformylase inhibitor research programme in the antibiotic field was out-licensed to Oscient in its entirety. Under this out-licensing agreement, Oscient has assumed responsibility for all further research and development, with Vernalis receiving milestone and royalty payments if products progress through development and to market.

Cancer: Pin1

In March 2005, Vernalis acquired the intellectual property rights, know how and associated assets related to an emerging cancer target Pin1 from Pintex Pharmaceuticals Inc., a privately held US Company. Pin1 over expression is observed in a number of cancer indications and Vernalis will aim to capitalise on its success with Hsp90 through utilising its structure based drug design suite of technologies to discover development candidates against this target.

Depression: Identification of novel gene targets

In August 2004 Vernalis entered into a research and development option agreement with ChemGenex Pharmaceuticals which was formed in 2004 from the merger of AGT BioSciences of Melbourne, Australia and ChemGenex Therapeutics of Menlo Park, California USA. Research is focused upon the discovery and validation of novel genes and proteins involved in depression and anxiety utilising genomic and proteomic technologies. The product of these genes being able to be used as a target for drug discovery, or as therapeutic agents.

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

SmithKline Beecham (frovatriptan)

Frovatriptan is the Company’s most advanced program and the Company’s only currently marketed product. Vernalis originally licensed frovatriptan from SmithKline Beecham in 1994. In 1998, SmithKline Beecham waived its option to commercialise the compound and worldwide marketing rights passed to Vernalis in return for a residual royalty payable to SmithKline Beecham on future worldwide sales of frovatriptan. During 2000, in connection with SmithKline Beecham’s merger with Glaxo Wellcome plc, Vernalis made two important amendments to the 1994 agreement:

Vernalis plc

•	in July 2000, SmithKline Beecham assigned to Vernalis all of SmithKline Beecham’s patents covering frovatriptan (with no substantive changes in the royalty arrangements); and

•	in December 2000, SmithKline Beecham waived all of its rights to royalties on sales of frovatriptan in return for a series of five $5 million cash payments by Vernalis. The first instalment of $5 million was paid on September 16, 2002. The second instalment due in September 2003 was deferred, with $2.5 million paid in March 2004 and $7.5 million paid in September 2004. A further payment of $5 million will be made in September 2005, with the final $5 million payment being conditional upon total sales exceeding £300 million.

Elan (frovatriptan)

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

In the first quarter of 2002 Elan appointed UCB as its co-promotion partner for frovatriptan in the US market. The co-promotion agreement was between Elan and UCB and Vernalis had no contractual relationship directly with UCB. In conjunction with the appointment of UCB, Vernalis agreed to revised commercial arrangements with Elan. Under the new terms, Elan forgave the full amount of its loan to Vernalis, including accrued interest, and accelerated a $5.4 million sales milestone payment due under the restated 1998 license agreement to 30 days following the US launch. In return, Vernalis would have received royalties at a reduced rate on US sales up to a pre-determined level during the launch phase and early years of marketing of frovatriptan. At the end of an initial three-year period following the US launch of frovatriptan, Elan would have had an option to extend the reduced royalty period by up to four years by making an additional lump sum payment to Vernalis. This payment replaced the second sales milestone payment due under the 1998 license agreement.

Thereafter, or if Elan elected not to the make the lump sum payment, the royalty rate due to Vernalis would have reverted to the previous levels. The third sales milestone payment was not affected by the new agreement. This was a payment of $15 million from Elan to Vernalis, which would have been triggered when the net sales of frovatriptan by Elan and UCB in North America had exceeded $100 million in any 12-month period. Elan made its first royalty payment to Vernalis in August 2002 and payments were subsequently received on a quarterly basis (prior to the agreement for the reacquisition of North American rights). For additional information on frovatriptan, see above under Item 4B “Business Overview”.

In March 2004, Vernalis announced that it has entered into an agreement to reacquire in their entirety the North American rights for frovatriptan from Elan for a total of $50 million payable over 21 months. The transaction was completed in May 2004. This figure was subsequently renegotiated to $44 million and inventory was purchased for $4.5 million. Both these sums were paid in full to Elan during the year.

Endo (frovatriptan)

In August 2004, Vernalis licensed the North American rights to frovatriptan to Endo Pharmaceuticals. Under the terms of the licence agreement, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million on the first and second anniversary of closing. Endo will also make a $40 million milestone payment to Vernalis if MRM approval is achieved as well as various milestone payments to Vernalis upon the achievement of certain sales thresholds starting with a milestone of $10 million upon reaching $200 million net annual sales. Starting on January 1, 2007, Endo will make royalty payments to Vernalis which will be tiered from 20 per cent if FDA approval of the MRM indication is obtained.

In 2004, net sales of frovatriptan in the US amounted to $33.3 million and in February 2005 Endo re-launched the product with an expanded sales force and a revised marketing focus on the benefits of a long duration of action. Also in February 2005, Vernalis exercised its option to co-promote frovatriptan alongside Endo, and Endo will substantially fund the Vernalis sales team of up to 25 speciality neurology sales representatives for up to five years, beginning January 1, 2006. This sales team has the opportunity to market other prospective central nervous system products in addition to frovatriptan, and will establish Vernalis’ commercial operations in North America for the future sale of pharmaceuticals.

Vernalis plc

The license previously granted by Vernalis to Menarini in respect of Europe and certain Central American countries remains in place (see below).

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

SK Chemicals (frovatriptan)

In September 2004, Vernalis signed an agreement with SK Chemicals Co., Ltd of Korea, granting them exclusive distribution rights for frovatriptan in the Korean market. Vernalis received an upfront fee on signature and is due a further payment on receipt of Korean marketing authorisation, in addition to revenues from future product supply. SK will be responsible for managing and funding the regulatory approval process and the subsequent marketing of the product in Korea.

Potential Additional Marketing Partners (frovatriptan)

Vernalis is exploring opportunities to generate further revenues by selecting marketing partners for frovatriptan in other geographic areas not covered by its existing marketing agreements.

Diosynth and Evotec OAI (frovatriptan)

Vernalis also has agreements in place with Diosynth Limited and Evotec OAI, with respect to the manufacture and supply of the bulk active pharmaceutical ingredient in frovatriptan. This bulk active is used by PDMS Limited to produce finished product that is supplied by Vernalis to Menarini.

Pharmaceutical Development & Manufacturing Services Ltd (PDMS) (frovatriptan)

Vernalis has an agreement with PDMS Limited (by novation from Galen Limited who disposed of the tableting and packaging business to PDMS) for tableting and packaging of frovatriptan, which is supplied as finished product to Menarini. Following the reacquisition of the North American rights to frovatriptan from Elan, Vernalis took assignment of an agreement under which PDMS supplied tableting and packaging services with regard to North America. This agreement has novated to Endo as part of the re-licensing of the rights to frovatriptan in North America.

DSM Biologics Company Inc. (V10153)

Vernalis had a series of agreements with DSM Biologics, the most recent being January 1, 2003, all of which concern the supply of V10153 for clinical trials. This agreement terminated in June 2004 and Vernalis is currently seeking a new supplier of V10153 to fulfil its requirements for future clinical trials.

Monash University (V140)

In October 2002, Vernalis was granted an exclusive license to develop and commercialise the compound alphadolone (V140) for all human and animal prophylactic and therapeutic analgesic indications from Monash University and Professor Colin Goodchild (Victoria, Australia). In return for an exclusive license, Vernalis will pay Monash and Professor Goodchild success milestones and royalties upon the sale of product. Following completion of an initial Phase 1 clinical programme, further pre-clinical studies are being undertaken with a view to evaluating V140 in a Phase II proof-of-concept trial.

Roche (5-HT2C receptor)

In December 1999, Vernalis signed an agreement with Roche to collaborate on Vernalis’ research program directed toward selective 5-HT2C agonists as potential anti-obesity agents.

Under the terms of this agreement, Vernalis received funding for an initial two-year joint research program with Roche. Vernalis also received a license fee on signature of the agreement and three subsequent milestone payments from Roche. The first was received in November 2000 on the selection of VR-1065 as the first lead development compound. The second was received in June 2001, when this compound was confirmed as the first clinical development candidate. The third was received in May 2002 when this compound entered Phase I studies. The pharmacokinetic data on VR 1065 observed in the Phase I trial did not meet the criteria for progression to Phase II.

Vernalis plc

In February 2002, Vernalis and Roche entered into a further two-year research collaboration to support the objective of bringing further product candidates into Phase I clinical trials. In an amendment to the agreement made as of February 1, 2004, Roche agreed to an extension to the collaboration until September 30, 2004, in order to continue pre-clinical development. Under the terms of the amendment agreement, Vernalis received additional research funding for the period of the new research collaboration. The research collaboration under the February 2002 agreement was subsequently further extended until February 28, 2005 at each parties own research cost. The research collaboration has now expired.

Roche is currently characterising and evaluating molecules synthesised under the collaboration for classification as lead candidate compounds.

Roche has exclusive worldwide rights to develop, manufacture and market all the product candidates coming out of the program for the treatment of obesity and related eating disorders, and will also fund and conduct all aspects of the development program for each compound it elects to take into development for this indication.

Biogen Idec (V2006)

In June 2004, Vernalis entered into an agreement with Biogen Idec to advance research into Vernalis’ adenosine A2A receptor antagonist program, which targets Parkinson’s disease and other central nervous system disorders.

Under the agreement, Biogen Idec received exclusive worldwide rights to develop and commercialise Vernalis’ lead compound, V2006, which has completed an initial Phase I clinical study in healthy volunteers. In addition, Biogen Idec has the right to develop one back-up compound to V2006 and receives option rights over Vernalis’ A2A antagonist research program. Initially, the collaboration will focus on completing the Phase I program for V2006, with the goal to begin Phase II proof of concept studies of V2006 in Parkinson’s disease patients in H2 2005.

Biogen Idec paid Vernalis an initial license fee of $10 million, and will make a series of further payments if program milestones are met, as well as royalties on commercial sales of collaboration products. Biogen Idec made an immediate investment of $6 million through subscription in Vernalis ordinary shares and committed to purchase up to an additional $4 million should Vernalis undergo a fundraising. In March 2005, Biogen Idec took up 1,363,186 shares at 70 pence per share in the Placing and Open Offer. Excluding royalties, total potential payments to Vernalis could exceed $100 million.

Vernalis is responsible under the collaboration for the completion of certain Phase I clinical trials. Vernalis has engaged Dr. Reddy’s Laboratories Inc. in respect of the manufacture of V2006 to complete such clinical trials. Biogen Idec will fund future development under the collaboration.

Vernalis retained an option to co-promote collaboration products in the United States.

Novartis Institutes for Biomedical Research, Inc. (Hsp90)

In December 2003, Vernalis formed a research collaboration with the Novartis Institutes for BioMedical Research, Inc., (Novartis) in Cambridge, MA, USA, to investigate inhibitors of a target implicated in the progression of a range of cancers. Under that agreement with Novartis, Vernalis provided elements of its ongoing oncology research to Novartis for an initial six-month evaluation period.

In August 2004 Novartis exercised its option under the December 2003 agreement to take an exclusive licence of Vernalis’ rights to Hsp90 (therapeutic cancer target). The companies will conduct a joint research programme under which Novartis will provide research funding to Vernalis over an initial three-year period. In addition, Novartis is responsible for funding and conducting the preclinical and clinical development of product candidates, and for commercialisation.

Novartis paid Vernalis a signature fee of $1.5 million and will pay a series of further payments upon achievement of development milestones for each product candidate that Novartis takes into development. Vernalis will also receive royalties on commercial sales of collaboration products. In addition, Novartis made an equity investment of approximately £5 million through the subscription for 7,106,344 new Vernalis ordinary shares.

In the event that two product candidates from the collaboration reach the market, total payments to Vernalis from Novartis could exceed $75 million, excluding royalties.

Vernalis plc

Pintex Pharmaceuticals Inc (Pin1)

In March 2005 Vernalis acquired the intellectual property rights, know how and associated assets related to an emerging oncology target, Pin1, from Pintex Pharmaceuticals Inc. Pintex received initial cash payments on signature and transfer of know how. Vernalis will issue Pintex with a maximum of 1.5 million new ordinary shares should a drug candidate progress into human clinical trials, which is not expected before 2008. Vernalis will make an additional cash milestone payment to Pintex on marketing approval, bringing total cash payments to $6.5m, but has no royalty obligations to Pintex for any resultant products and, should a drug candidate reach the market, the total cash liability to Pintex would be $6.5 million.

Serono S.A. (MEIs: inflammation)

In October 2000, Vernalis and Serono S.A. signed a two-year agreement to jointly research, develop and commercialise metalloenzyme inhibitors for the treatment of various inflammatory diseases. Under the terms of the agreement, Vernalis received from Serono an up-front payment of $5 million.

The agreement with Serono covered BB-2827, BB-76163 and research activities. The clinical development, manufacture and commercialization of BB-2827, a collagenase inhibitor with potential application in rheumatoid arthritis, and the pre-clinical research of BB-76163, an aminopeptidase inhibitor, with potential application in multiple sclerosis, were terminated in 2001.

In October 2002, the term of the research agreement was extended, terminating in October 2003, subject to the exercise by Serono of its option of develop and commercialise certain compounds from the research agreement on terms whereby Vernalis receive milestone and royalty payments.

In January 2005 Serono started a phase I clinical trial of a selective inhibitor of MMP-12 (matrix metalloprotease inhibitor-12); the first compound to enter the clinic resulting from the research collaboration between Vernalis and Serono. Under the terms of the agreement Vernalis is entitled to receive a milestone payment. Serono will conduct and fund all development activities associated with the programme, with Vernalis receiving milestone payments and royalties upon successful commercialisation of any product.

Oscient Pharmaceuticals Corp. (MEIs: infection)

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

In September 2003, the parties terminated the August 2002 agreements and replaced them with a new Research Agreement relating to four anti-infective projects in respect of Vernalis’ proprietary bacterial metalloenzyme inhibitors, and a new agreement relating to the development and commercialization of BB-83698. Under the revised September 2003 arrangements, GeneSoft will conduct all further research and development at no cost to Vernalis and Vernalis may receive milestone and royalty payments (dependent on progression of development and sales respectively).

On February 2, 2004 the shareholders of Genesoft Pharmaceuticals Inc. approved its merger with Oscient Pharmaceuticals Corp. (formerly Genome Therapeutics Corp.), a NASDAQ quoted company. As a result of the merger, the Group’s holding in Genesoft has been exchanged for 424,118 shares in Oscient. Of these, 93,141 shares will remain in escrow and will not be made available to the Company for up to 18 months from February 2004

In September 2004, Vernalis agreed with Oscient, subject to certain pre-conditions which have not yet been met, to assign certain patent rights to Oscient and to terminate certain other patent rights licenced to Oscient. To date, this agreement is not effective.

Vernalis plc

Chroma Therapeutics Limited (BB-76163)

On November 24, 2003, Vernalis entered into an agreement with Chroma Therapeutics Limited under which Vernalis granted Chroma an exclusive license covering BB-76163 for use in cancer. Vernalis was paid a small sum on signature and will receive royalties if Chroma progresses development and sells product.

Institute of Cancer Research (Hsp90 inhibitors)

Vernalis entered into a research collaboration and option agreement with the Institute of Cancer Research (“ICR”) and Cancer Research Ventures Ltd, now Cancer Research Technologies Ltd (“CRT”) in March 2002 in respect of the discovery and evaluation of Hsp90 inhibitors.

In August 2004, Vernalis exercised its option to enter into an exclusive licence with ICR and CRT under which Vernalis is licensed to develop and commercialize the results of the collaboration. The research programme with ICR, under the research collaboration agreement, terminated in October 2004.

Vernalis is now developing the results of the research programme with ICR under its collaborator and sub-licence agreement with Novartis (see earlier), subject to payment to CRT of 25% of sub-licence income and royalties on sales of product.

Autogen Research (ChemGenex)

In August 2004, Vernalis entered into a research and development option agreement with Autogen Research Pty Ltd pursuant to which Vernalis funds research into the discovery and validation of genes and proteins involved in depression and anxiety. Under the agreement Vernalis initially funded research for a period of 6 months, such period extendable for a further 6 months at Vernalis option. Vernalis extended its right to fund a further 6 months of research in February 2005. Under the agreement, Vernalis has the exclusive option to negotiate a license and collaboration agreement.

Rhinopharma

In February 2005, Vernalis assigned certain patents and licensed exclusively its know how relating to its phosphodiesterase inhibitor research programme, previously abandoned, to Rhinopharma Limited in Canada to research, develop and commercialise phosphodiesterase inhibitors for treating allergic or inflammatory disorders. If Rhinopharma is successful, Vernalis will receive milestones and royalties on sales from Rhinopharma.

Other collaborations

ImmunoGen Inc. (BB-10901)

In May 2000, Vernalis and ImmunoGen Inc., entered into a collaboration to develop and commercialise ImmunoGen’s huN901-DM1, subsequently re-named as BB-10901, targeted at the treatment of small cell lung cancer.

Under the agreement, Vernalis was granted exclusive rights to apply for regulatory approval and commercialise BB-10901 in Europe and Japan. Upon signature of the agreement, Vernalis paid $1.5 million for its rights to BB-10901.

On January 7, 2004, the parties entered into a termination agreement under which Vernalis relinquished all rights to this product. Vernalis will not undertake any further development beyond the completion of certain ongoing clinical studies.

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

On November 25, 2003, the parties entered into a termination agreement under which Vernalis relinquished all rights to this product. Vernalis will not undertake any further development beyond the completion of one ongoing clinical study.

Vernalis plc

Eli Lilly & Company (VML 670)

In 1998 Vernalis signed an agreement with Lilly for Vernalis to develop an early development stage drug discovered by Lilly, VML 670, in one or more indications, including as a treatment for sexual dysfunction experienced by people taking a class of drug for depression called SSRIs.

An initial Phase IIa study with the product in treatment emergent sexual dysfunction met some secondary end-points but failed to meet its primary end-point. The study data have been provided to Lilly. Vernalis will not undertake any further development. The agreement was terminated on April 26, 2004. Vernalis is currently seeking opportunities to license this project to third parties.

Roche (A2A receptor)

In May 2002, Vernalis entered into a collaboration with Roche to discover and develop new drugs for the treatment of depression. Under the terms of this agreement, Roche had an option to license worldwide rights to develop, manufacture and commercialise compounds arising from Vernalis’ adenosine A2A antagonist research program in depression. Roche’s option terminated in June 2003 and Vernalis resumed control over its A2A antagonist programs, which are targeted at a range of indications including Parkinson’s disease and depression. In June 2004 Biogen Idec entered into an agreement to advance research into V2006, the A2A program being investigated for Parkinson’s disease. Biogen Idec also has the rights to one back up compound as well as option rights over Vernalis’ entire A2A research programs.

AstraZeneca (Anti-infectives)

On October 17, 2003 Vernalis signed a research agreement with AstraZeneca. Under the agreement, AstraZeneca used Vernalis’ structure-based drug discovery (SBDD) technology to investigate a number of proprietary AstraZeneca compounds against certain anti-infective drug targets. The work under this agreement is now completed.

Merlion Pharmaceuticals

In April 2003 MerLion Pharmaceuticals Pte Ltd., a Singapore-based drug discovery company, and Vernalis entered into a two-year research agreement to discover and develop new classes of anti-bacterial ribosomal inhibitors from natural sources. The research term expired in April 2004 and no further research or development is taking place under the agreement.

OSI Pharmaceuticals, Inc. (MEI’s)

In August 2001, Vernalis transferred part of its pre-clinical research facilities to OSI Pharmaceuticals, Inc. (OSI) for consideration of £8.7 million in cash. In addition, Vernalis and OSI entered into an agreement whereby OSI acquired rights to screen Vernalis’ metalloenzyme inhibitor (MEI) and other chemical libraries. The agreement with OSI expired in November 2003.

Schering-Plough Limited (MMPI)

In September 1999, Vernalis and Schering-Plough Limited (Schering-Plough) signed an agreement to develop and commercialise Vernalis’s MMPIs, including marimastat and BB-3644, for the treatment of cancer. The parties have now ceased all collaborative efforts and the agreement between the parties was terminated in March 2003.

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

DevCo Pharmaceuticals Limited (Lexipafant)

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

Vernalis plc

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

External Consultation

Establishing a network of collaborations and external consultation is fundamental to the operation of the Company’s business. Under some of its commercial collaborations joint committees of the Company and the relevant collaborative partner are established to assess findings and determine action. The Company consults widely with experts to challenge and verify important decisions for each of its major projects

E	Principal Markets in which Vernalis Competes

The Group’s continuing revenues have been derived primarily from:

(i)	licensing and collaborative research and development agreements, including from Endo, Elan and SK Chemicals with respect to frovatriptan; Novartis with respect to Hsp90 and Biogen Idec with respect to the A2A receptor antagonist research program;

(ii)	royalties from Elan and from Menarini for sales of frovatriptan by those companies in the United States and in Europe respectively, and sales revenues from Menarini for supply of finished frovatriptan product for European markets; and

(iii)	government research grants.

The licensing and collaborative research and development revenues include royalties received in respect of sales of frovatriptan, research support fees, milestone payments, and exercise of option fees and licensing fees. Currently, frovatriptan is licensed to Endo Pharmaceuticals for sales in North America, Menarini for sales in Europe and certain countries in Central America and SK Chemicals in Korea. Other licensing arrangements may be made in the future to cover territories outside of these areas. Frovatriptan is also in clinical development as a prophylactic treatment for MRM.

Vernalis’ other development and research programs are in therapeutic markets with significant growth potential: cancer, thrombosis, depression and obesity.

The Group’s losses have fluctuated and are expected to fluctuate from year to year due to a number of factors, including, but not limited to:

•	the introduction of frovatriptan into new markets;

•	completion of the restructuring of the commercial arrangements for the sale of frovatriptan in North America

•	frovatriptan’s performance, in terms of market share, in the countries in which it is marketed;

•	the approval or not of frovatriptan as a prophylactic treatment for MRM;

•	establishment of the US commercial infrastructure;

•	commencement or termination of other collaborative research and development agreements;

•	the timing of milestone payments under those agreements, the timing of product option and licensing fees;

•	the time and cost required for clinically developed products to obtain regulatory approvals;

•	competitive technological developments;

•	additional government-imposed regulation and control;

•	changes in healthcare systems that affect reimbursement, pricing or availability of drugs and market acceptance of drugs;

•	government grants;

•	the level of interest income; and

•	variations in the level of expenditures relating to research and clinical development programs.

Vernalis plc

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

The geographical analysis of revenue, under UK GAAP, based on origin of payment for fiscal years 2004, the transition period ended December 31, 2003, fiscal years 2003 and 2002 is as follows:

			Eight months
	Year ended	Year ended	ended	Year ended
	April 30	April 30	December 31	December 31

	2002	2003	2003	2004
	£000	£000	£000	£000

United Kingdom	602	90	49	161
United States	—	420	2,937	11,207
Rest of World	14,164	8,633	5,645	3,827

	14,766	9,143	8,631	15,195

The analysis of revenue by category is:

			Eight months
	Year ended	Year ended	ended	Year ended
	April 30	April 30	December 31	December 31

	2002	2003	2003	2004
	£000	£000	£000	£000

Product sales and royalties	799	2,097	2,592	10,018
Collaborations	13,967	7,046	6,039	5,177

	14,766	9,143	8,631	15,195

G	Seasonality of the Company’s Business

The Company does not consider its business to be materially affected by seasonal variations.

H	Marketing Channels and Sales Methods

In November 2001, the FDA granted marketing approval for frovatriptan in the US for the acute treatment of migraine. Elan and its co-promotion partner UCB launched frovatriptan in the United States during June 2002, under the trademark Frova™. In May 2004 Vernalis reacquired the rights to frovatriptan from Elan and subsequently licensed the product to Endo Pharmaceuticals in a transaction that was completed in August 2004. Frovatriptan has been relaunched by Endo with an expanded sales force and a revised marketing focus on the benefits of the product’s long duration of action. In February 2005, Vernalis exercised its option to co-promote frovatriptan in the US alongside Endo, and Endo will substantially fund the Vernalis sales team of up to 25 speciality neurology sales representatives for up to five years beginning January 1, 2005.

Vernalis has also signed a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis supplies Menarini with the finished packed product ready for sale.

In September 2004, Vernalis signed an agreement with SK Chemicals Co., Ltd of Korea, granting them exclusive distribution rights for frovatriptan in the Korean market. SK Chemicals are responsible for managing and funding the regulatory approval process and the subsequent marketing of the product in Korea.

Vernalis is exploring opportunities to generate further revenues by selecting marketing partners in other geographic areas not covered by existing marketing agreements with Endo, Menarini and SK Chemicals.

I	Patents, Licenses and Proprietary Rights

Vernalis pursues a policy of seeking to obtain patent protection for its inventions in the UK, the US, Europe, Japan and in selected other countries and defends its patents forcefully. Item 3D of this document sets out the key risk factors, including those relating to Vernalis’ intellectual property and its ability to protect its patents. Vernalis also relies upon trade secrets, know how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position.

Vernalis plc

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

In addition, there can be no assurance that products or processes covered by such patents, or any other products or processes developed by the Group or licensed to the Group, will not infringe patents owned by third parties or be subject to claims of patent infringement by these parties. In such a situation, Vernalis may have to obtain a license, defend an infringement action in court or challenge the scope or validity of any infringed or allegedly infringed patents. There can also be no assurance that such required licenses will be available to the Group at all, or if available, that such licenses will be on terms acceptable to the Group or that Vernalis will prevail in any patent litigation. Failure to obtain a license or prevail in any patent litigation relating to any technology that Vernalis may require to commercialise its products or processes may have a material adverse impact on the Group.

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

The time taken to research and develop medicinal products reduces the marketing time protected by a product patent or patents, and can therefore reduce the period available to the developer in which to recoup its investment through sales. In 1992, the European Union introduced Regulation 1768/92 creating a Supplementary Protection Certificate (“SPC”) for authorised products. While this does not constitute an extension to the patent from which a product derives, it does confer certain rights of a similar nature in respect of the product(s) derived from the patent after that patent has expired.

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

Vernalis plc

Vernalis also relies upon unpatented proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary technology and techniques, or otherwise gain access to the Group’s proprietary technology or disclose such technology, or that the Group can meaningfully protect its rights to its unpatented proprietary technology, secrets and know how.

It is Vernalis’ policy generally to require its consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements prior to the commencement of consulting or other relationships with the Group. Employees have a similar confidentiality provision in their employment contracts.

These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Group is to be kept confidential and not disclosed to third parties except in specific, limited circumstances. Vernalis also requires signed confidentiality or material transfer agreements from any person who is to receive confidential data or proprietary material from Vernalis. In the case of consultants, the agreements generally provide that all inventions conceived by the individual while rendering services to the Group shall be assigned to Vernalis as the exclusive property of Vernalis. Similar provisions are contained in Vernalis’ employment contracts, and provisions of many national laws provide that intellectual property rights created during the course of employment belong to the employer. There can be no assurance, however, that these agreements and provisions will provide meaningful protection or adequate remedies for the Group’s intellectual property rights, trade secrets or other confidential information in the event of unauthorised use or disclosure.

Summarised below is the status of the outstanding patents and patent applications on the Company’s four most advanced programmes. The Company is dependent on the patents set out below and, in particular, the patents in relation to frovatriptan, currently its only marketed product.

(a)	Frovatriptan

Frovatriptan is the single enantiomer form of a racemic compound. Vernalis owns composition of matter patents covering the racemic compound and the single enantiomer form. Patents covering the compound have been issued in the United States, Europe, Japan and a number of other countries with a priority date of 1991, and will expire in 2012. Patents covering the single enantiomer form have been issued in the United States, Europe and Japan with a priority date of 1992 and will expire in 2013. An application has been filed to extend the term of one of the issued US patents to 2015. The Company has applied in fourteen European Countries for Supplementary Protection Certificates (‘‘SPCs’’) on patents covering the compound and several of these applications have now been granted. A process patent covering the manufacturing process for the single enantiomer form of frovatriptan has been issued in the United States with a priority date of 1998 and is due to expire in 2019. Applications are pending in Europe and Japan.

(b)	V2006

V2006 is currently protected by 22 national/regional patent applications filed in July 2003, including applications in the United States, Europe and Japan, that are based on an earlier international application that covers the molecule both generically and specifically, and which has a priority date of January 10, 2001.

(c)	V10153

Four patent families relate to V10153. Of the three families that protect plasminogen mutants, all have been issued with US, European and Japanese patents, and two with European patents, the third European case considered by the European Patent Office to be in a state of allowance. These patents are due to expire between 2010 and 2014. A further family protecting V10153 in association with a tissue plasminogen activator (‘‘tPA’’) has been issued with US and European patents due to expire in 2017 and 2015 respectively; the corresponding Japanese application is still pending.

(d)	V140

Vernalis is responsible for the prosecution of the V140 patent portfolio licensed from Monash University. This includes a pending European application for the use of V140 in analgesia, and a corresponding US patent due to expire in 2016. National/regional applications, including applications in the United States, Europe and Japan, have been filed for the use of V140 in neuropathic pain, based on an earlier international application that is entitled to a priority date of August 28, 2001. An international (PCT) patent application has been filed, with a priority date of October 2003, for the use of V140 to reduce or reverse opioid tolerance in the treatment of pain.

Vernalis plc

J	Competition

The biotechnology and pharmaceutical industries are characterised by rapidly evolving technology and intense competition. Vernalis’ competitors include major pharmaceutical, chemical and specialised biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of the Group. In addition, many biotechnology companies have formed collaborations with large, established companies to support research, development and commercialization of products that may be competitive with those of the Group. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialise products on their own or through collaborations. Vernalis is aware of certain products manufactured or under development by competitors that are used for the prevention or treatment of certain diseases and health conditions targeted by the Group for product development. The existence of these products, or other products or treatments of which the Group is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Group.

Frovatriptan is the Group’s only marketed product. Frovatriptan is one of seven triptans currently approved for the acute treatment of migraine. Frovatriptan was launched in the USA in the second quarter of 2002, where it is marketed by Endo Pharmaceuticals as Frova®. In Europe, frovatriptan is marketed by Menarini in Italy, Germany, Austria, Ireland, Spain, Greece, Holland and the UK. In Germany, where frovatriptan is marketed as Allegro®, the drug’s share of the overall triptan market is approximately 10 per cent. Frovatriptan is approved in an additional 18 European territories, as well as 5 Central American countries and is expected to be launched in further of these in 2005. Frovatriptan faces intense competition from large, well-funded pharmaceutical companies. Sumatriptan, marketed under the name Imitrex® and developed by GlaxoSmithKline, was the first triptan approved for the acute treatment of migraine, and remains the dominant product in the United States and worldwide, with annual sales in excess of $1 billion. Five other triptans are on the market, including Zomig® (zolmitriptan), originally from Astra-Zeneca (now marketed by Medpointe), Maxalt® (rizatriptan) from Merck, Amerge®/Naramig® (naratriptan), a follow-up compound to Imitrex® from GlaxoSmithKline, Axert® (almotriptan) from Johnson & Johnson and Relpax® from Pfizer. None of the triptans is currently approved for prophylactic use in migraine.

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

The biotechnology sector, both in the United States and Europe, has recently been characterised by rapid consolidation as biotechnology companies strive to combine their forces to address the shortage of equity and debt financing due, in part, to the difficult global trading environment.

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

The national regulatory authorities have high standards of technical appraisal. Consequently, the introduction of new pharmaceutical products generally entails a lengthy development and approval process. Of particular importance is the requirement that products be authorised or registered prior to marketing and such authorization or registration be maintained. Of particular significance in the US are the US Food and Drug Administration (FDA) requirements covering research and development, testing, manufacturing, quality control, labelling and marketing of drugs for human use. A pharmaceutical product cannot be marketed in the US until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA.

Vernalis plc

As a result of these requirements, the length of time, the level of expenditure and the laboratory and clinical information required for approval of a New Drug Application (NDA) or a product license application are substantial and can require a number of years, although recently revised regulations are designed to reduce the time for approval of new products. In Europe, two systems for the registration of pharmaceutical products are in operation, the centralised procedure and the mutual recognition procedure. In the centralised system, review of the proposed new product is co-coordinated by the European Medicines Evaluation Agency (EMEA) located in London and, if the product is found to meet the criteria for marketing authorization, a European Marketing Authorization is granted which is valid throughout the EU. In the mutual recognition procedure, the initial review is undertaken by the national health authority of one of the EU member states and, if this country considers the product acceptable for marketing authorization, the other EU member states are asked to recognise this approval and issue their own authorization. The mutual recognition procedure thus results in a national authorization in each member state. However, irrespective of the procedure followed, the technical requirements for marketing authorization are the same. For European countries that are outside the EU, national marketing authorization procedures with similar technical standards exist. Vernalis anticipates that the introduction of new products will continue to require substantial effort, time and expense in order to comply with regulatory requirements.

No new drug is permitted to be sold in developed countries without extensive data on its quality, safety and efficacy first being obtained, organised and submitted to governmental regulatory authorities. The development stage of this process may be divided into two parts: (i) pre-clinical, and (ii) clinical development. Included in pre-clinical development are the development of processes for manufacturing the product candidate, toxicology studies and other activities such as pharmacology and drug metabolism studies. Clinical trials run until, and in some cases after, the product is marketed and cover several, sometimes overlapping, phases.

In Phase I trials, a small number of healthy human volunteers are exposed to a product candidate. Typically, the volunteers are administered single or multiple doses, following which the effects of the candidate drug are closely monitored. The way the body deals with the product candidate from administration to elimination (pharmacokinetics) is also studied. Phase II trials involve the first studies on patients and explore the doses required to produce the desired benefits. Safety and pharmacokinetic information is also collected. Phase III trials typically involve larger numbers of patients and geographically dispersed test sites. The trials in this Phase may compare the new agent with other available treatments. In Phase III trials, costs are significantly higher than in earlier Phases due to the larger number of patients and longer duration of trial. In respect of Vernalis’ portfolio, this would be particularly true in the case of frovatriptan for the prevention of MRM.

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

Vernalis plc

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

L	Organisational Structure

Within the Group, Vernalis plc is the holding company listed on the London Stock Exchange and quoted on NASDAQ.

The three principal operating subsidiaries during the fiscal year were Vernalis (R&D) Limited (formerly Vernalis (Oxford) Limited and formerly British Biotech Pharmaceuticals Limited), Vernalis Research Limited and Vernalis Development Limited (all covering research, development and commercialization of pharmaceutical products). On December 31, 2003, Vernalis (Cambridge) Limited assigned all of its trade and assets to Vernalis (R&D) Limited. On July 31, 2004 Vernalis Research Limited assigned all of its trade and assets to Vernalis (R&D) Limited.

At December 31, 2004, the Company had the following principal wholly owned subsidiary undertakings:

Subsidiary Undertaking	Nature of business	Incorporation
Vernalis (R&D) Limited (previously Vernalis (Oxford) Limited, which was previously British Biotech Pharmaceuticals Limited)	R&D	England & Wales (E&W)
British Biotech Services Limited	Dormant	E&W
British Biotech International Limited	Dormant	E&W
British Biotech Investments Limited	Holding company	E&W
- British Biotech (UK) Limited	Dormant	E&W
- British Biotech Americas Inc.	Holding company	USA
Vernalis (Cambridge) Limited (previously RiboTargets Limited)	R&D	E&W
Vernalis Group Limited	Holding company	E&W
- Vernalis Development Limited (previously Vernalis Limited)	R&D	E&W
- Vernalis Research Limited	R&D	E&W

M	Property, Plant and Equipment

Vernalis’ headquarters are in Winnersh and Vernalis has research and development facilities in both Winnersh and Cambridge. The complete schedule of Vernalis’ offices and laboratory facilities is:-

				Approximate
Property	Description	Title	Location	area (m2)
Oakdene Court	Office and laboratory facilities	Leasehold	Winnersh	4,400
Granta Park (Building I)	Office and laboratory facilities	Leasehold	Cambridge	2,608
Granta Park (Building II)	Office and laboratory facilities — unoccupied	Leasehold	Cambridge	2,418
4-10 The Quadrant	Offices and laboratory facilities, unoccupied	Leasehold	Oxford	1,944

These properties are believed to be in good condition. Vernalis has a continuing program of repair and improvement considered appropriate to meet the needs of the Group.

Vernalis currently operates from the sites at Winnersh, Berkshire and Granta Park (Building I), Cambridge. The lease of the premises at Winnersh expires in 2017, with the option to terminate early in 2012. The leases for the premises at Cambridge expire in 2019 and 2023. These premises provide adequate facilities for the operations of Vernalis in the short term. Manufacturing of clinical trial supplies and commercial supplies of frovatriptan is subcontracted to third party manufacturers who comply with nationally and internationally accepted quality standards, including good manufacturing practice, good laboratory practice and good clinical practice. The Company has no plans to establish its own manufacturing capability in the foreseeable future.

Granta Park, Building I is currently operating at close to full capacity. Building II is currently unoccupied and the Company is reviewing options for this site. The Company has entered into a guarantee of the obligations of Vernalis (Cambridge) Limited in respect of the lease of Granta Park, Building I and will be required to enter into a guarantee of the obligations of Building I and II in respect of securing the consent of the landlord to the assignment of the benefit of the lease from Vernalis (Cambridge) Limited to Vernalis (R&D) Limited as part of the assignment of assets between the two companies.

The Company is actively looking to sub-let 4-10 The Quadrant, previously leased by Celltech. The leases of the premises expire in 2015 and 2016 respectively.

Vernalis plc

In July 2003, Vernalis disposed of its leasehold interest in a fourth neighbouring building in Oxford, Harrow House. Vernalis’ operations in Oxford have ceased and all operations at the Oxford site are now closed. The Company sold its freehold properties (Thames Court, Brook House and Cherwell House together with the car parks) in Oxford in October 2004 for a total sale price of £3.3 million plus VAT, and the mortgage was repaid.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This operating and financial review discusses the operating results and financial condition of Vernalis for the fiscal year ended December 31, 2004 (fiscal 2004), for the transition period ended December 31, 2003 (transition period) and for the two years ended April 30, 2002 and April 30, 2003 (fiscal 2002 and 2003 respectively). The Group’s financial results for the periods prior to September 2003, reflect the merger between the Company and Vernalis Group which was accounted for as a “merger of equals” (pooling of interests) in accordance with the principles of merger accounting that have been adopted under UK GAAP. In contrast, under U.S. GAAP, the transaction has been accounted for as an acquisition of Vernalis Group by the Company using “purchase accounting”. A description of the significant differences and reconciliations of net income and shareholders’ equity, prepared in accordance with US GAAP, are set forth in Note 3 of the Notes to the Consolidated Financial Statements.

Business Overview

Vernalis is engaged in pharmaceutical research and development. The Group’s only marketed product is frovatriptan. Frovatriptan is a selective 5-HT1B/1D receptor agonist developed as an acute oral treatment for migraine headache and its associated symptoms. Vernalis is currently conducting further studies to develop the compound as a prophylactic oral treatment for MRM.

Frovatriptan was launched in the United States in June 2002 by Elan, frovatriptan’s original US licensee (which co-promoted the product with UCB). In May 2004, Vernalis terminated its agreement with Elan and reacquired the North American rights to frovatriptan for a total consideration of $50 million payable in instalments over 21 months up to December 31, 2005. This figure was subsequently reduced to $44 million following renegotiation of the consideration in August 2004 and was settled in full during the year.

In August 2004 Vernalis licensed frovatriptan to Endo Pharmaceuticals Inc., in a transaction that will pay Vernalis $60 million in upfront and anniversary payments, $40 million on approval of frovatriptan for MRM and up to $255 million in sales milestones. In addition, Endo has extended a $50 million interest bearing 5-year loan facility. The agreement also contained an option for Vernalis to elect to co-promote frovatriptan which Vernalis exercised in February 2005. Menarini, frovatriptan’s European licensee, has launched frovatriptan in Germany (November 2002), Austria (November 2003), The Republic of Ireland (March 2003), the United Kingdom (April 2003), The Netherlands (April 2004), Italy (September 2004), Spain (October 2004) and Greece (December 2004). Frovatriptan has achieved a share of the oral triptan migraine market of approximately 10 per cent in Germany. Frovatriptan is expected to be launched in additional European and Central American countries in 2005. In September 2004 frovatriptan was granted approval in Canada for the treatment of acute migraine. The approval follows a successful dialogue with the Canadian Health Authorities regarding the product label, a necessary step prior to initiation of the national pricing approval.

The Group has four products in development, in addition to frovatriptan for the prevention of MRM. V10153 is a recombinant protein designed to prevent and dissolve blood clots, with potential to improve the treatment of thrombolytic diseases such as stroke, acute myocardial infraction (AMI) or deep vein thrombosis (DVT). V140 (alphadolone acetate) is a GABAA agonist targeted at the treatment of pain in cancer payments. V2006 is an adenosine A2A receptor antagonist targeted at the chronic treatment of Parkinson’s disease. MMPI, a selective inhibitor of MMP-12 (matrix metalloprotease inhibitor-12), is targeted at finding potential treatments for inflammatory diseases.

The Group also maintains a number of collaboration agreements. For additional information and the current status of these collaborations, see Item 4D, “Information on the Company – Commercial Collaborations”.

In recent years, Vernalis has kept its product portfolio and commercial collaborations under constant review with a view towards focusing available resources to frovatriptan and a selected number of products in development. Consequently, the Group has discontinued or restructured a number of other research and development projects and collaborations.

Financial Overview

The Group has made losses since its foundation. As at December 31, 2004, the Group’s accumulated losses were £485,220,000 as compared to £456,011,000 to December 31, 2003, £421,792,000 at April 30, 2003 and to £390,595,000 at April 30, 2002.

Vernalis plc

The Group’s key financial objective is the enhancement of its liquidity position in order to fund the promotion of frovatriptan in its existing markets and its introduction into new markets, its development for MRM, as well as research and development for the Group’s other products in development. The following are the most critical aspects of the Group’s operating results and financial condition and the most significant challenges the Group is facing in order to achieve its financial objectives.

•	The Group’s cash and other investments as at December 31, 2004 amounted to £33.3 million. Following the successful completion of a Placing and Open Offer of shares in February 2005, raising net funds of approximately £27.6 million, the Company believes it has sufficient funds for the foreseeable future.

•	The Group has derived revenue from collaborations with other pharmaceutical companies and, since the launch of frovatriptan in 2002, through milestone and royalty payments received from Elan and Menarini and payments for the supply of finished product from Menarini relating to sales of frovatriptan. Following the re-acquisition of the North American rights on frovatriptan in May 2004, the Group earned direct sales revenue from the sales of frovatriptan in the United States, until August 2004.

•	In August 2004, Vernalis licensed Frovatriptan to Endo pharmaceuticals. Under the terms, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million on the first and second anniversary of closing. Endo will also make various milestone payments to Vernalis upon the achievement of sales thresholds starting with a milestone of $10 million upon reaching $200 million net annual sales. Starting on January 1, 2007, Endo will make royalty payments to Vernalis which will be tiered from 20% or higher if FDA approval of the MRM indication is obtained.

•	In August 2004, the Company drew down a £50 million loan facility, which is subject to 5% interest and is repayable on or before August 2009. The Company is dependent on the revenues received from frovatriptan in order to repay this loan.

The Group’s losses have fluctuated and are expected to fluctuate from year to year due to a number of factors, including, but not limited to:

•	the introduction of frovatriptan into new markets;

•	completion of the restructuring of the commercial arrangements for the sale of frovatriptan in North America;

•	frovatriptan’s performance, in terms of market share, in the countries in which it is marketed;

•	the approval or not of frovatriptan as a prophylactic treatment for MRM;

•	establishment of the US commercial infrastructure;

•	commencement or termination of other collaborative research and development agreements;

•	the timing of milestone payments under those agreements, the timing of product option and licensing fees;

•	the time and cost required for clinically developed products to obtain regulatory approval;

•	competitive technological developments;

•	additional government-imposed regulation and control;

•	changes in healthcare systems which affect reimbursement, pricing or availability of drugs and market acceptance of drugs;

•	government grants;

•	the level of interest income; and

•	variations in the level of expenditures relating to research and clinical development programs.

Major Recent Transactions

The acquisition of RiboTargets

On April 22, 2003, the Company acquired RiboTargets Holdings plc. The acquisition of RiboTargets has been accounted for under purchase accounting. The Company’s intangible assets increased to £28.7 million (2002: £23.8 million) due to the addition of £8.2 million of goodwill arising on the acquisition, which is being written off through the statement of operations in three years (under UK GAAP). The amortisation charge for fiscal 2004 amounted to £2,756,000 for goodwill.

Other reserves increased to £50.8 million (2002: £30.7 million) as a result of the issue of 33 million ordinary shares in connection with the transaction. A total of £14.8 million of cash and short-term investments (net of expenses of acquisition) was included in the assets of RiboTargets For fiscal 2002, RiboTargets had reported a net loss of £7.7 million on total revenues of £2.2 million. RiboTargets had net assets at that date of £4.3 million, with net cash and cash equivalents and short-term deposits of £4.3 million.

Vernalis plc

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

At the time of the merger, Vernalis Group had cash and cash equivalents of £16 million. In May 2003, Vernalis Group plc had conducted a rights issue raising approximately £14.4 million net of expenses.

Placing and Open Offer

On March 21, 2005, shareholders approved the Placing and Open Offer announced on February 24, 2005. This raised net funds of approximately £27.6 million by way of a Placing and Open Offer of 43,250,107 new ordinary shares representing approximately 27.8 per cent of Vernalis’ existing issued ordinary share capital, full details of which were contained in a circular (with notice of EGM) sent out to shareholders on February 24, 2005. Trading in the new shares commenced on March 22, 2005, bringing the total number of shares in issue to 198,950,492.

For details of other major transactions relating to collaboration agreements, see Item 4D.

Vernalis plc

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

Under UK merger accounting, the results of the operations are added together as though the companies have always been in the same group. The result of this was to increase the net loss for the transition period ended December 31, 2003 by £4.6 million (period prior to the merger), for fiscal 2003 by £13.1 million and for fiscal 2002 by £9.9 million.

In addition, the share capital issued for the merger with Vernalis Group is treated as though they had always been issued. The net result was to increase the average number of shares in issue for the purposes of calculating Loss per share, to 71,010,000 for fiscal 2003 and 70,175,000 for fiscal 2002. The Loss per share for the prior periods was restated as 43.1p for fiscal 2003 and 38.6p for fiscal 2002.

Under UK GAAP, the shares issued for the merger with Vernalis Group were issued at par and to acquire RiboTargets were valued at the market price on the date of acquisition (April 23, 2003) respectively. Under US GAAP, the shares issued were valued at the average market price for two days before and after the announcement of the transactions on July 3, 2003 and March 21, 2003, respectively. The difference between the par value of shares issued by Vernalis plc and the share capital and share premium of Vernalis Group are taken to a merger reserve. The movement of the Company’s share price between these dates and methods decreased the UK GAAP value of the purchase price by £42.5 million in respect of Vernalis Group and £4.0 million in respect of RiboTargets. In accordance with US GAAP (EITF 95-3) an adjustment was made to the opening net assets position to reflect the redundancy costs arising following a reorganization of the Group after these transactions. In accordance with UK GAAP, these costs were expensed in the post-acquisition result in fiscal 2003.

Under US GAAP, the purchase price is allocated to all tangible and identifiable intangible assets based upon estimated fair value at the date of acquisition. For US GAAP purposes, fair values have been assigned to intangible assets, which included in-process research and development (£4.1 million) and development technology (£56.5 million) in respect of Vernalis Group and which included in-process research and development (£5.1 million) and technology platform (£2.5 million) in respect of RiboTargets. Under UK GAAP merger accounting, the assets already included within the balance sheet relating to intangibles (£17.6 million), remained on the balance sheet. The specifically identifiable intangible assets have not been recognised under UK GAAP for the acquisition of RiboTargets, as they do not meet the criteria for recognition required by FRS 10, ‘Goodwill and intangible assets’.

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

Revenue

The Group enters into collaborative research agreements whereby other pharmaceutical and biotechnology companies assist in the research and development of Vernalis’ intellectual property. Under these collaborations, the Group receives revenue from the collaborator and participates with them in the future research and development of the program. The Group receives revenue from these agreements that are related either to the achievement of specified objectives or to a commitment of resources by the Group over a period of time. Revenues related to the achievement of specific objectives are recognised when those objectives have been met. Revenues that are related to the commitment of resources over a period of time are recognised in proportion to the work completed. In August 2002, Vernalis entered into a collaborative agreement with GeneSoft Pharmaceuticals Inc. (now part of the Oscient Pharmaceuticals Corp. group) and received an initial payment of £3.2 million. This has now been fully recognised following the termination of the research agreement in September 2003. In October 2000, Vernalis entered into a collaborative agreement with Serono S.A. and received an initial payment of $5 million (£3.3 million). This was recognised as revenue over the initial two-year period of the research agreement; hence at December 31, 2003 the revenue had been fully recognised.

Vernalis plc

Three milestone payments have been received from Elan. These milestone payments were: £10.3 million in fiscal 2002 (recognised in full during the year) relating to the FDA approval of frovatriptan in the United States; £3.7 million in fiscal 2002 following the launch of frovatriptan in the United States; and the waiver of a loan of £7.5 million in fiscal 2002, which are being recognised as income in proportion to the resources committed by Vernalis in each period. As a result, income of £1,872,000 was recognised in the transition period ended December 31, 2003, £6,058,000 was recognised in fiscal 2003, and £12,059,000 in fiscal 2002. Under US GAAP, the acquisition of Vernalis Group plc in September 2003 was accounted under purchase accounting, therefore pre-acquisition revenue was not recognised in the income statement. Since September 2003, an additional £120,000 of revenue has been recognised under US GAAP in the income statement. Following the re-acquisition of North American rights to frovatriptan from Elan, the remaining deferred income was credited against the value of the intangible asset acquired, under both UK and US GAAP.

In June 2004, the Company entered into a research agreement with Biogen Idec, and received an initial payment of $10 million. This revenue has been deferred and is being recognised over the expected life of the contract.

In August 2004, the Company entered into a collaborative agreement with Endo Pharmaceuticals Inc, and received $30 million upfront, together with two guaranteed payments of $15 million each, receivable in August 2005 and August 2006 respectively. These amounts are currently being recognised on a straight line basis over the patent life of frovatriptan, which currently expires in 2014.

In September 2004, the Company entered into a collaborative agreement with Novartis, and received an initial payment of $1.5 million, which is currently being recognised over the 3 year research phase of the programme.

Goodwill and Intangible Assets

Vernalis has entered into in-licensing arrangements with other pharmaceutical and biotechnology companies for which payments are made, first, to acquire licenses to develop their intellectual property and, second, in relation to the achievement of specific research and development milestones. Under UK GAAP, the Group is required to capitalise these payments as intangible fixed assets and amortise them over their expected useful life. Following the termination of these agreements, the intangible assets have been disposed of, and a loss on disposal of £1.8 million has been recorded in the transition period. In addition, following the merger with Vernalis Group, the Company has intangible assets relating to the acquisition of Cerebrus and payments made to GlaxoSmithKline (GSK) in respect of the rights to frovatriptan of £17.6 million, which have been revalued under US GAAP, at the time of the acquisition.

Following the re-acquisition of the North American rights to frovatriptan from Elan, in May 2004, the Company has capitalised the sum of £21.2 million, which is being amortised on a straight line basis to the end of the patent life of frovatriptan in 2014, which is considered to be the useful life of the product. This treatment is identical under UK GAAP and US GAAP.

The expected useful life is based upon the shorter of the expected length of the agreement or the expected patent life, and is subject to an impairment review, which is based on the net present value of expected returns from the arrangement. Under US GAAP, these payments are subject to an additional review and may only be recognised as an asset if an alternative primary use exists for the product or technology. Vernalis believes that such an alternative primary use does not exist for the acquired products still in development and, under US GAAP, has made an additional charge of £898,000 for the year ended April 30, 2002 reducing the carrying value of intangible fixed assets. No further charge was made in fiscal 2003, the transition period, and fiscal 2004

Fixed Asset Investments

Vernalis has investments in quoted and unquoted stocks acquired as a result of collaborations with other companies. Under UK GAAP, these investments are carried at cost less any permanent diminution in value. During the period, under UK GAAP, provision for the permanent diminution in value of listed investments was made by reference to the evolution of the market price of the shares and to reflect the downturn in share values across the biotechnology sector. As at December 31, 2004, the carrying value of investments in quoted companies was £nil.

Under US GAAP, marketable securities are classified as available for sale with changes in value being taken to other comprehensive income and permanent diminutions taken to the Statement of Operations. The definition of permanent is more prescriptive under US GAAP. The carrying value of marketable securities at December 31, 2004 was £15,635,000 (2003: £8,106,000).

As at December 31, 2004, the carrying value of unlisted investments was nil under UK and US GAAP.

Vernalis plc

Principal Factors Affecting Results of Operations and Financial Condition

Revenue

The following table shows revenues by activity and by geographic area for the two years ended April 30, 2002, April 30, 2003, the eight months ended December 31, 2003 and the fiscal year ended December 31, 2004.

			Eight months ended	Year Ended
	Years ended April 30		December 31	December 31

	2002	2003	2003	2004
	£000	£000	£000	£000
(a) Revenues by activity
Continuing operations
Product sales and royalties	799	2,097	2,592	10,018
Collaborations	13,967	7,046	6,039	5,177

	14,766	9,143	8,631	15,195

(b) Revenues by geographic area
United Kingdom	602	90	49	161
United States	—	420	2,937	11,207
Rest of World	14,164	8,633	5,645	3,827

	14,766	9,143	8,631	15,195

Historically, revenue has been derived primarily from product sales and royalties, licensing and collaborative research and development agreements, including research support fees, milestone payments and product option and licensing fees.

The Group has also received revenue from various government research grants, which is included within product sales.

Research and development expenditure

The Group’s research and development costs consist primarily of:

Internal Costs

•	salaries and other related costs of staff who are engaged directly in research and development activities;

•	the cost of consumables that are used in the Group’s research laboratories; and

•	an appropriate allocation from the Group’s general and administrative expenses that are indirectly related to research and development.

External Costs

•	the cost of services provided by third-party research and manufacturing organizations that Vernalis employs to conduct pre-clinical and clinical development work on its behalf;

•	expenses related to the filing, defence and enforcement of patent and other intellectual property rights; and

•	amounts Vernalis pays to third parties under the terms of the collaboration agreements and joint ventures into which it enters.

Vernalis plc

During fiscal 2004, the internal costs were £17.2 million and external costs amounted to £7.2 million. The following is a breakdown of the Group’s costs on research and development projects:

			Eight months
			ended	Year ended
	Years ended April 30		December 31	December 31

	2002	2003	2003	2004
	£000	£000	£000	£000

Marimastat	1,623	399	62	57
BB-10901	1,078	662	671	—
V10153	2,742	1,781	360	177
V140	—	—	650	1,283
Anti Infective program	1,218	2,227	111	—
E21R	654	—	—	—
BB-94 Stent	964	528	—	—
MG98	—	900	379	—
Frovatriptan	4,033	2,287	1,238	3,006
VML 670	841	1430	496	—
V2006	389	1147	756	—
Hsp90	—	—	—	611
Other Vernalis Group programs	937	—	—	—
Other R&D projects and internal costs	23,673	19,151	22,167	19,253

	38,152	30,512	26,890	24,387

Vernalis is conducting additional clinical studies on frovatriptan exploring its use in the prevention of MRM. A long term Phase III safety study has completed recruitment and a confirmatory Phase IIIb efficacy trial is under way. The external costs of these studies in fiscal 2005 are expected to be around £5.1 million.

A Phase I study and a Phase II proof-of-concept study for V10153 have been completed and the next stage in the development is to conduct a Phase II study in approximately 150 patients with acute stroke. Vernalis is expecting to begin this shortly, together with an extensive manufacturing development programme. The combined costs of the clinical and manufacturing programmes are expected to be approximately £4.5 million in fiscal 2005.

The first part of the Phase I clinical program for V2006 is under way and is expected to be completed shortly. Following the collaboration with Biogen Idec all costs associated with future studies are incurred by Biogen.

V140 is a GABAA antagonist targeted at the treatment of pain in cancer patients. An initial phase 1 clinical programme has been completed and found the compound to be safe and well tolerated. The Company is currently conducting various preclinical studies, and subject to their satisfactory completion, will begin a phase II study later in the year. The costs of these studies are expected to be £1.6 million in fiscal 2005.

BB-83698 is a peptide deformylase inhibitor discovered by Vernalis that has shown potency in pre-clinical studies against a range of gram-positive bacteria. Under the out-licensing agreement between Vernalis and Oscient, Oscient has assumed responsibility for all further research and development, with Vernalis receiving milestone and royalty payments.

Vernalis has relinquished all rights to VML 670, BB-10901 and MG98 and will not undertake any further development beyond completion of certain ongoing clinical studies. All other research and development programs undertaken and reflected in the table above have been discontinued. Expected costs of approximately £0.5 million have been accrued in the period ended December 31, 2004, in respect of the closure of these programs.

Cost of goods sold

The Group’s costs of goods sold reflect the cost of manufacturing frovatriptan for sales to the European market, and for the US market between May 2004 and August 2004, together with the £1.7 million of stocks of frovatriptan that had been purchased from Elan and sold to Endo at nil margin.

Selling, general & administration (SG&A) expenses

The Group has not historically incurred significant selling expenses. However, following the reacquisition of frovatriptan and prior to the subsequent licensing in August 2004, Vernalis was responsible for all selling costs in relation to sales in the US market. Sales and marketing costs were £1.3 million in fiscal 2004.

Vernalis plc

In February 2005, the Company announced that it had exercised its option to establish its own specialty neurology sales force to co-promote frovatriptan in the US alongside Endo. Under the terms of this agreement, Endo will provide funding for a Vernalis sales team of up to 25 specialist neurology sales representatives for up to 5 years beginning January 1, 2006. It is anticipated that Vernalis will begin to incur costs in relation to building up the new required infrastructure in the second half of 2005.

Administrative expenses consist primarily of the salaries and other related costs of the personnel employed by the Group in various support functions, including finance, legal, corporate communications, information technology, human resources, facilities and general management, together with the costs of facilities, fees for professional advisers, depreciation and amortisation of goodwill.

Foreign currency fluctuations

Although the Group maintains its accounting records in pounds sterling, a substantial proportion of its transactions by value, including receipts and payments, are in other currencies. The Group’s cash and investment balances are predominantly held in pounds sterling at December 31, 2004.

The Group received payments under its commercial agreement with Elan in US dollars and will continue to receive funds in dollars following its collaboration with Endo pharmaceuticals. The Group’s receipts under some of its commercial agreements, including those with GeneSoft (now Oscient), Serono, Biogen Idec and Novartis, are also denominated in US dollars. The Group’s receipts under the agreement with Menarini are denominated in Euros.

The Group has an outstanding balance of $10 million that is owed to GSK and has a long term loan from Endo repayable in or before August 2009 for $50 million. In addition the Company has a provision for $6 million in relation to returns and rebates from US sales of frovatriptan. The Group is also carrying out some of its clinical development programs in the United States, using US-based contract research organizations and, as a result, its agreements with contract research organizations are commonly denominated in US dollars.

Where a substantial net foreign currency liability exists and is known with certainty, the Group may hedge against it to minimise foreign currency expense. However, such hedging is based on estimates of liabilities and future revenues and will not fully eliminate future foreign currency exchange fluctuations. To the extent that that the Group’s foreign currency assets and liabilities are not matched, fluctuations in exchange rates between pounds sterling, the US dollar and the euro may result in an adverse translation effect on the Group’s operating profit and net income. In addition, if the currencies in which the Group earns its revenues and/or holds its cash balances and other investments weaken against the currencies in which it incurs its expenses, this could adversely affect the Group’s profitability and liquidity.

Results of Operations

The following table shows certain statement of operations data for the fiscal year 2004, eight month transition period ended December 31, 2003, and the two-year period ended April 30, 2003.

			Eight months
			ended	Year ended
	Years ended April 30		December 31	December 31

	2002	2003	2003	2004
	£000	£000	£000	£000

Revenue	14,766	9,143	8,631	15,195
Costs and expenses
Cost of goods sold	—	(418)	(228)	(2,909)
Research and development expenditure	(38,152)	(30,512)	(26,890)	(24,387)
Selling, general & administration expenses	(11,732)	(14,276)	(10,901)	(18,642)
Other operating (expenses)/income	164	(186)	—	—

Total operating costs & expenses	(49,720)	(45,392)	(38,019)	(45,938)

Operating loss	(34,954)	(36,249)	(29,388)	(30,743)
Profit/(provisions for loss) on disposal of fixed assets	2,505	—	(2,988)	(836)
Merger transaction expenses	—	—	(5,396)	—
Amount written off investments	(324)	(799)	(862)	(71)
Net Interest	2,783	2,803	1,770	683

Loss before provision for income taxes	(29,990)	(34,245)	(36,864)	(30,967)
Provision for income taxes	2,899	3,659	2,645	1,758

Net loss	(27,091)	(30,586)	(34,219)	(29,209)

Vernalis plc

Comparative Discussion of fiscal year ended December 31, 2004, the Transition Period Ended December 31, 2003 and Fiscal Years Ended April 30, 2003 and 2002 (UK GAAP)

Revenue

A table analyzing total revenues is included above in Item 5. Product sales and royalties in fiscal 2004 were £10,018,000. The significant increase was due to sales of and royalties from frovatriptan in the year, particularly in the period from May 18 until August 18, when Vernalis sold the product directly in the US. In total, income from frovatriptan of £10 million comprised European generated revenues of £2.0 million and North American revenues of £8.0 million. North American revenues consisted of £0.6 million of royalties, to May 18 and product sales of £7.4 million for the period from May 19 to August 17, 2004.

Product sales and royalties in the transition period ended December 31, 2003 of £2,592,000 increased from £2,097,000 in fiscal 2003 primarily due to an increase in the sales of frovatriptan resulting from an improvement in market share in the United States, as well as the first full-period contribution of frovatriptan sales in Germany, where frovatriptan was launched in November 2002. The increase in fiscal 2003 compared to product sales and royalties amounting to £799,000 in fiscal 2002 was due to the launch of frovatriptan in the United States in June 2002 and in Germany in November 2002.

During the fiscal year ended December 31, 2004, the transitional period and the two years ended April 30, 2003, the Group earned income under a number of collaborative agreements as set out in the following table. The amounts received are non-refundable.

			Eight months
			ended	Year ended
	Years ended April 30		December 31	December 31

	2002	2003	2003	2004
	£000	£000	£000	£000

Novartis	—	—	—	1,385
Biogen Idec Inc.	—	—	—	1,110
Endo Pharmaceuticals Inc.	—	—	—	1,327
Oscient Corp.	—	420	2,820	—
Serono Inc	1,378	568	—	—
Roche	530	—	1,230	487
Elan	12,059	6,058	1,872	677
Astra Zeneca	—	—	117	25
Other	—	—	—	166

	13,967	7,046	6,039	5,177

During fiscal 2004, the Company entered into three collaborations with Endo Pharmaceuticals, Biogen Idec and Novartis, receiving initial payments of $30 million,$10 million and $1.5 million respectively. In addition, Endo are contracted to make two payments to the Company of $15 million in each of August 2005 and August 2006. These amounts have been recognised as deferred income and are being release to revenue over the expected lives of the contracts.

During the transition period ended December 31, 2003, Vernalis recognised the remaining £2,820,000 of revenue from Oscient following the termination of the original agreement with GeneSoft in August 2003, as compared to £420,000 in fiscal 2003, which related to the resources committed in that period.

The Group did not earn any revenues from its collaboration with Serono during fiscal 2004 or the transition period ended December 31, 2003 following the termination of the research agreement in October 2003. The Group earned £568,000 of revenue from Serono during fiscal 2003 in connection with the resources committed in that period relating to the research agreement. In fiscal 2002, the Group earned £1,378,000 due to the resources committed in that period relating to the research agreement.

In fiscal 2004, the Group earned £487,000 of revenue from Roche comprising research funding for its obesity program. In the transition period ended December 31, 2003, the Group earned £1,230,000 of revenue from Roche comprising research funding for its obesity program. No revenues were recognised in fiscal 2003. In fiscal 2002, the Group received £530,000 from Roche relating to its obesity program and, in particular, a milestone payment on entry into Phase I.

Three milestone payments have been received from Elan. These milestone payments were: £10.3 million in fiscal 2002 (recognised in full during the year) relating to the FDA approval of frovatriptan in the United States; £3.7 million in fiscal 2002 following the launch of frovatriptan in the United States; and the waiver of a loan of £7.5 million in fiscal 2002, which are being recognised as income in proportion to the resources committed by Vernalis in each period. As a result, income of £1,872,000 was recognised in the transition period ended December 31, 2003, £6,058,000 was recognised in fiscal 2003, and £12,059,000 in fiscal 2002.

Vernalis plc

In fiscal 2004, the Group earned £166,000 of revenue in connection with other collaborations.

Cost of goods sold

Cost of goods sold in fiscal 2004 reflected costs to manufacture frovatriptan for the European and US markets, together with £1.7 million of stock that was sold at nil margin to Endo following the collaboration in August 2004.

Research and development expenses

Research and development expenditure in fiscal 2004 decreased, as compared to the transition period ended December 31, 2003, by £2.5 million due to the cost-saving initiative implemented following the business combinations in 2003. Research and development expenditure in the transition period ended December 31, 2003 reflected an eight-month period and the inclusion of all three Group companies before post-integration infrastructure savings. Research and development expenditure in fiscal 2003 decreased, as compared to fiscal 2002, by £7.7 million due to reduced infrastructure costs. The reduced infrastructure costs in fiscal 2003 follows the agreement with OSI in August 2001 to transfer certain pre-clinical facilities, together with a general reduction in headcount across the Group.

For a detailed breakdown of external research and development expenses during the transition period ended December 31, 2003 and the fiscal years 2004, 2003 and 2002, see above under “Principal Factors Affecting Results of Operations and Financial Condition – Research and Development Expenses”.

Selling, general & administration (SG&A) expenses

SG&A expenses in fiscal 2004 of £18.6 million comprise: £4.4 million of amortisation of goodwill, restructuring costs of £1.5 million, sales and marketing costs associated with frovatriptan of £1.3 million, professional fees associated with collaborations of £1.1 million, an increase in the provision for vacant leases of £4.4 million and other costs of £5.9 million. SG&A expenses in the transition period ended December 31, 2003 of £10.9 million comprise: £2.3 million in respect of restructuring costs in connection with the integration of Vernalis Group and RiboTargets; £3.0 million of amortisation of goodwill relating to the acquisitions of RiboTargets and Cerebrus (by Vernalis Group prior to the merger); and other administrative costs of £5.6 million reflecting the operating costs of the three combined businesses before significant cost cutting.

SG&A expenses for fiscal 2003 were lower due to there being no amortisation of goodwill on RiboTargets and a lower level of restructuring costs of £1.6 million. The results of RiboTargets are not included in this year.

SG&A expenses in fiscal 2002 were lower because of smaller restructuring costs in the period, and amounted to £11.7 million.

Operating loss

Operating loss in fiscal 2004 of £30.7 million reflects the factors referred to in the commentary above. The pro-rata losses are higher in the transition period ended December 31, 2003 due to the revenues and cost savings noted above. The modest increase in operating loss from £34,954,000 in fiscal 2002 to £36,249,000 in fiscal 2003 was primary attributable to lower milestone payments recognised from Elan in 2003 as compared to 2002 and higher SG&A expenses in connection with the Group’s restructuring programs undertaken in 2003, partly offset by lower research and development expenditure due to reduced infrastructure costs during the same period.

Profit/(Loss) on disposal of fixed assets

The loss on disposal of fixed assets in fiscal 2004 of £0.8 million related to the Oxford facility which was sold for £3.3 million, in October 2004. Provision for loss on disposal of fixed assets of £2,988,000 in the transition period ended December 31, 2003 reflected the Company’s intention to divest its Oxford facility. Profit on disposal of fixed assets of £2,505,000 in fiscal 2002 arose from the transfer of certain of the Group’s pre-clinical facilities and 59 employees to OSI along with the leases of two properties and certain fixed assets.

Merger transaction expenses

There are no merger transaction expenses in fiscal 2004. Merger transaction expenses have been incurred in 2003 in relation to the merger with Vernalis Group.

Vernalis plc

Amount written off investments

Amounts written off investments were £0.1 million in fiscal 2004, £0.9 million in the transition period ended December 31, 2003 and £0.8 million in fiscal 2003. In each year, this consisted of an estimate of the permanent impairment in the value of certain investments by reference to their market value.

Net interest

Net interest (interest receivable net of interest expense) was £683,000 in fiscal 2004 and £1,770,000 in the transition period ended December 31, 2003, as compared to £2,803,000 in fiscal 2003 and £2,783,000 in fiscal 2002. The decrease in net interest in fiscal 2004 is due to the increased interest expense as discussed below.

The decrease in net interest during fiscal 2003 and, fiscal 2002 was due to lower average cash balances and falling interest rates reducing the Group’s interest receivable which amounted to £1,136,000 in the transition period ended December 31, 2003, £2,129,000 in fiscal 2003 and £3,651,000 in fiscal 2002.

Interest expense amounting to £2.250 million in fiscal 2004 consisted of £0.9 million of loan interest, finance lease charges of £0.1 million, an exchange loss on the accrued income of $30 million due from Endo of £0.7 million and £0.5 million in respect of the deferred consideration that was payable to Elan.

Interest expense amounting to £544,000 in the transition period ended December 31, 2003, £739,000 in fiscal 2003 and £868,000 in fiscal 2002 primarily consisted of payments on a fixed-rate mortgage by a fixed charge secured on three of the Group’s freehold properties and on various finance leases.

Provision for income taxes

No liability for UK corporation tax has arisen in any of the periods to December 31, 2004. The Group had losses, as computed for taxation purposes, of approximately £415 million at December 31, 2004, (£413 million at December 31, 2003, £412 million at April 30, 2003 and £393 million at April 30, 2002) available to be carried forward to future periods.

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

In accordance with the provisions of the Finance Act 2000 in respect of research and development allowances, the Group is entitled to claim tax credits for certain research and development expenditure. The tax credit receivable by the Group in fiscal 2004 amounted to £1,758,000 (transition period ended December 31, 2003: £2,645,000, 2003: £3,659,000; 2002: £2,899,000).

Net loss

Net loss in fiscal 2004 of £29.2 million reflects the factors referred to above. The decrease in net loss from £34.2 million in the transition period is mainly due to the increased revenues and a reduced cost base, offset by one-off costs associated with collaborations and an increase in long term provisions in the year. Net loss in the transition period of £34.2 million is higher than in previous periods, on a pro-rata basis due to the provision for loss on disposal of £3.0 million and merger transaction expenses of £5.4 million. The increase in net loss from £27,091,000 in fiscal 2002 to £30,586,000 in fiscal 2003 reflected a higher operating loss during the same period and the profit recognised in 2002 on the sale of certain pre-clinical activities to OSI.

Liquidity and Capital Resources

Since Vernalis’ foundation, cash expenditures have exceeded revenues. The Group has financed its research and development operations primarily by the issuance of equity securities, acquisitions, revenues from joint development and licensing agreements and interest earned on cash deposits. For information on the Company’s development of share capital, see Item 10B, “Additional Information — Share Capital.”

Since the US and first European launches of frovatriptan, in June and November 2002 respectively, Vernalis has received quarterly royalty revenues from its US and European licensees, on sales of frovatriptan in those markets. Following the re-acquisition of the North American rights to frovatriptan from Elan on May 18, 2004, Vernalis received direct sales revenue from the sales of frovatriptan in the United States until August 17, 2004. The Group also receives sales revenues from Menarini, its European licensee, for supply of finished frovatriptan product for European markets.

The Group plans to generate its commercial returns through sales of frovatriptan and by actively seeking partners for its

Vernalis plc

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

The Group’s operating cash outflows consist principally of:

•	payroll and related staff costs;

•	payments to contract research organizations and consultants working on its development projects;

•	payments to suppliers of consumables used in its research laboratories;

•	lease payments, property taxes and other costs relating to its facilities;

•	payments to professional advisers; and

•	payments to third parties under the terms of its collaboration agreements.

Cash Outflows and Net Funds (UK GAAP)

The following table shows certain cash flow data for fiscal 2004, the transition period, fiscal 2003, and fiscal 2002:

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Net cash (outflow)/inflow from operating activities	(30,302)	(36,448)	(34,089)	2,090
Returns on investments and servicing of finance	3,026	1,952	659	(293)
Taxation	1,618	3,169	2,783	1,129
Capital expenditure	799	(4,299)	(16)	(27,380)

Cash utilised by operations	(24,859)	(35,626)	(30,663)	(24,454)
Acquisitions — purchase of subsidiary undertakings	—	1,967	—
Management of liquid resources	19,453	27,443	25,786	(9,685)
Financing	4,757	6,215	6,478	33,611

(Decrease)/increase in cash in the period	(649)	(1)	1,601	(528)

In fiscal 2004, an operating loss of £30.7 million resulted in a cash inflow of £2.1 million. This was principally due to an increase in debtors of £16.2 million offset by amortisation of £7.1 million, an increase in deferred revenue of £35.3 million and other movements of £6.6 million.

In the transition period ended December 31, 2003 an operating loss of £29.4 million resulted in a cash outflow of £34.1 million. This increase principally related to adverse working capital movements, in particular a reduction of £4.8 million in deferred income (consistent with the Group’s revenue recognition policies), and £5.4 million of merger expenses paid that were not included within operating loss, offset by non-cash items including the disposal of intangible fixed assets of £1.8 million, Amortisation of £4.0 million, and depreciation of £1.6 million.

In fiscal 2003, an operating loss of £36.2 million resulted in a cash outflow of £36.4 million. This was principally due to adverse working capital movements, offset by depreciation and Amortisation.

In fiscal 2002, an operating loss of £35 million resulted in an operating cash outflow of £30.3 million. This reduction was due principally to the receipts from Elan that are being recognised in the profit and loss account in later periods.

In fiscal 2004, capital expenditure was £27.4 million due principally to payments of £5.4 million to GSK and £25.1 million to re-acquire the North American rights to frovatriptan from Elan and offset by the sale of the Oxford facility for £3.3 million.

During the transition period ended December 31, 2003, capital expenditure was £180,000 on general equipment, which was primarily offset by proceeds of £162,000 from the sale of the investments held in CareScience.

In fiscal 2003, capital expenditure was £1,310,000 on plant and machinery and the laboratory and office refurbishment in Oxford, offset by proceeds from the sale of assets of £238,000 following the transfer of certain employees and equipment to Evotec OAI. In addition, the purchase of intangible fixed assets amounted to £3,227,000 following a payment to GSK of $5 million.

Vernalis plc

In fiscal 2002, capital expenditure was £0.8 million, comprising £2.6 million on the laboratory and office refurbishment (mainly on the Oxford site), £1.4 million on the purchase of shares in MethylGene, and included £1.4 million in payments to MethylGene to acquire licenses to develop their intellectual property and a milestone payment to BresaGen. Capital expenditure in fiscal 2002 was offset by proceeds from the sale of assets of £7.3 million, relating to the sale of certain pre-clinical facilities to OSI.

Cash received from the management of liquid resources reflects movements from time to time in the composition of cash and liquid investments that are used to finance future capital requirements of the business.

In fiscal 2004, cash received from financing was £33.6 million and in the transition period was £6.5 million. This principally relates to the receipt of the loan from Endo of £27.5 million and equity issues of £8.3 million, offset by the repayment of the mortgage on the Oxford property of £1.5 million. During the transition period, cash received from financing relates principally to net proceeds of £14.4 million from the fundraising by Vernalis in May 2003, offset by the repayment of loans to Roche totalling £7 million. Cash received from financing in fiscal 2003 of £6.2 million, consists primarily of the receipt of a loan from Roche of £7 million, offset by capital payments on the finance leases and mortgage on the Oxford property. Cash received from financing in fiscal 2002 of £4.8 million relates principally to the receipt of loans from Elan of $10 million.

The table below shows the Group’s net funds as at December 31, 2004.

£000
Cash	1,309
Short-term deposits and investments	32,014

33,323
US Dollar secured loan	(26,364)
Secured loan due after one year	—
Finance leases	(18)

Net funds	6,941

As at April 29, 2005, cash and short-term deposits and investments amounted to £55,052,000.

The Group’s policy is to place surplus funds on deposit with a range of major international banks and building societies. Short-term deposits are for fixed terms at fixed rates of interest and the investment objective is to achieve market returns while protecting the capital value. Short-term investments are investments in a money market managed fund that is repayable within 48 hours. Cash equivalents and short-term deposits are predominantly held in UK sterling. The Group does not have any committed or uncommitted bank facilities.

Table of contractual cash obligations

The table below shows the contractual obligations and commercial commitments as at December 31, 2004.

	Payments due (£000)
		Less than			More than
	Total	one year	2-3 years	4-5 years	five years

US Dollars Secured loan (i)	26,711	—	—	26,711	—
Obligations under finance leases	18	18	—	—	—
Operating lease commitments (ii)	29,827	2,338	4,507	4,602	18,160
Commitments under license agreements (iii)	6,100	500	1,400	600	3,600
Capital commitments	15	15	—	—	—

Total	62,671	2,891	6,107	31,913	21,760

Additionally, the Group is committed to make payments to GSK under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan. The Group is committed to make two further payments of $5 million: one in September 2002 and a final payment of $5 million is due 90 days after cumulative global sales exceed $300 million.

(i)	The US Dollar secured loan was for a term of five years from August 31, 2004, and was secured against all royalty and milestone income received by Vernalis in respect of the license deal with Endo.

(ii)	Operating lease commitments relates primarily to leases on the Group’s properties at Cambridge and Winnersh.

Vernalis plc

(iii)	Commitments under license agreements are contingent upon successful product development, registration and approval, primarily relating to license agreement with Monash University and the Institute of Cancer Research. See also Item 4D “Information on the Company — Commercial Collaborations” and Note 18 to the consolidated financial statements. In addition the Company has commitments relating to ongoing clinical trials of its products under development.

There was no expenditure that had been authorised but not contracted for at December 31, 2004.

US GAAP Reconciliation

The Group prepares its Consolidated Financial Statements in accordance with UK GAAP, which differs in certain respects from US GAAP. A description of the significant differences and reconciliations of net income and shareholders’ equity is in Note 3 of the notes to the Consolidated Financial Statements.

Trend Information

The integration of the Company, Vernalis Group and RiboTargets was completed in the first quarter of 2004 and achieved the anticipated cost savings. Further post-merger restructuring was implemented in the second quarter of 2004 to reduce headcount to 110. Headcount at December 31, 2004 increased to 131.

At December 31, 2004, total cash, short-term deposits and investments were £33.3 million. In addition, on March 21, 2005, shareholders approved a Placing and Open Offer that raised net funds of approximately £27.6 million. In total, 43,250,107 new ordinary shares were issued representing 27.8 percent of Vernalis’s existing issued ordinary share capital.

The Group has also derived revenues from product sales of frovatriptan, primarily in the United States. Until May 2004, the Group earned revenue with respect to sales of frovatriptan in the United States in the form of quarterly royalty payments from Elan, frovatriptan’s original U.S. licensee. Sales for the year ended December 31, 2003, by Elan were $37.5 million. In the first quarter of 2004, Elan reported sales of $6.7 million. In May 2004, Vernalis re-acquired from Elan the North American rights for frovatriptan. Consequently, the Group received direct sales revenue from the sale of frovatriptan in the United States until August 2004.

In August 2004, Vernalis licensed Frovatriptan to Endo Pharmaceuticals. Under the terms of the license agreement Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million at the first and second anniversary of closing. Endo will also make a $40 million milestone payment to Vernalis if MRM approval is achieved as well as various milestone payments to Vernalis upon the achievement of certain sales thresholds starting with a milestone of $10 million, upon reaching $200 million net annual sales. Starting on January 1, 2007, Endo will make royalty payments to Vernalis which will be tiered from 20% if FDA approval for MRM is achieved.

In H1 2005, the Group expects to initiate a Phase II study with V10153 in stroke patients and to publish interim analysis of the MRM safety data for frovatriptan. Later in the year, the Group’s further pre-clinical work on V140 will be completed, which, if positive, is expected to result in the initiation of a Phase II study to investigate the analgesic efficacy and safety in patients undergoing elective total knee replacement surgery, and it is anticipated that Biogen Idec will start a phase II study with V2006 in Parkinson’s disease. In addition, both the Phase III safety study and the Phase III efficacy study for frovatriptan as a potential prophylactic treatment for MRM are expected to complete in H2 2005. If the results of these two trials are positive, the Group expects to file regulatory submission with the FDA to seek approval for frovatriptan for the prophylaxis of MRM in H1 2006. For information on Vernalis’ current research and development expenses, see above under “Principal Factors Affecting Results of Operations and Financial Condition — Research and Development Expenditure”.

The Group’s believes that based on its expected financial resources and its expected milestone payments, it has sufficient working capital to meet its current business objectives. The Group from time to time considers acquisition possibilities, but no agreements, commitments or understandings with respect to any significant acquisitions currently exist. Consideration for any such acquisitions would be drawn from the issuance of equity securities and cash reserves in amounts that cannot now be determined.

The Company has no off-balance sheet arrangements in place except as disclosed in the table of contractual cash obligations above.

Vernalis plc

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A	Directors and Senior Management

The Memorandum and Articles of Association of the Company provide that there shall be no more than 20 directors and no fewer than two directors serving on the Board of Directors at any time.

The Company’s Articles of Association provide that at every Annual General Meeting (“AGM”) of shareholders of the Company (AGM), one-third, or the closest approximation to one-third, of the Directors will retire by rotation and be eligible for re-election by the shareholders. The Directors to retire will be those who have been longest in office or, in the case of those who were appointed or reappointed on the same day, will be (unless they otherwise agree) determined by lot. Further, any Director who has been appointed since the date of the last AGM shall retire and be eligible for re-election by the shareholders. Finally, any Director who is over the age of 70 at the date of the AGM shall retire and be eligible for re-election by the shareholders.

During fiscal 2004, the Company’s AGM was held on June 24, 2004 at Ironmongers; Hall, Shaftesbury Place, Aldersgate, London, EC2Y 8AA. Dr Baxter, who was appointed by the directors since the 2003 annual general meeting, retired in accordance with Article 86 of the Company’s Articles of Association and was reappointed. Mr Merrifield retired by rotation and was re-elected. Mr Kent and Mr Williams retired by rotation.

Re-election At the forthcoming AGM to be held on May 25, 2005 at 11am at Barber-Surgeons’ Hall, Monkwell Square, London, EC2Y 5BL, in accordance with the Company’s Articles of Association, Ms Ferguson, Dr Hutchison, Dr Read and Mr Merrifield will retire. Being eligible, and with the Board’s recommendation, they offer themselves for re-election. Mr Slater, who has been appointed to the Board since the last AGM, will retire. Being eligible, and with the Board’s recommendation, he offers himself for election. With the exception of Dr Hutchison and Mr Slater, none of the Directors retiring has a service contract with the Company.

Certain information concerning the current Directors of the Company is set forth below. Non-executive Directors are not full-time employees of the Company.

Name	Age	Position/s Held	Period during which Director has served in office
Peter Fellner	61	Executive Chairman	January 2003 — date of filing
Simon Sturge	46	Chief Executive Officer	April 2003 — date of filing
John Slater	52	General Counsel	October 2004 — date of filing
John Hutchison	49	Development Director	September 2003 — date of filing
Tony Weir	44	Chief Financial Officer	April 1999 — date of filing
Allan Baxter	55	Non-executive Director	May 2004 — date of filing
Carol Ferguson	58	Non-executive Director	September 2003 — date of filing
George Kennedy	64	Deputy Chairman, Senior Independent Director	September 2003 — date of filing
Keith Merrifield	62	Non-executive Director	December 1995 — date of filing
Peter Read	66	Non-executive Director	September 2003 — date of filing

No Director is related to any other. Biographical information with respect to the Directors is as follows:

Peter Fellner (61) ‡

Dr Fellner was appointed as Chairman in January 2003, and as Executive Chairman in April 2003. He was Chairman of Celltech Group plc from 2003 until its acquisition in 2004, having previously been Chief Executive Officer since 1990. Before joining Celltech he was Chief Executive Officer of Roche UK from 1986 to 1990. Prior to this he was Director of the Roche UK Research Centre. Dr Fellner is also Chairman of two private biotechnology companies, Astex Technology Ltd and Ionix Pharmaceuticals Ltd. In addition he serves as a Director of QinetiQ Group plc and Isis Innovation Ltd, and is a Director designate of UCB SA. He is a member of the Medical Research Council.

Simon Sturge (46) ‡

Mr Sturge was appointed to the Board as Chief Executive Officer in April 2003. He has more than 20 years’ experience in the pharmaceutical industry. After graduating in biology from Sussex University in 1980 Mr Sturge became Product Manager of Napp Laboratories, Head of Sales and Marketing at Portex, and Business Development Manager at Astra Pharmaceuticals. He joined Celltech in 1988 and was appointed Chief Executive of Celltech Biologics plc (now Lonza Biologics plc) in 1995 before joining RiboTargets Holdings plc as Chief Executive. He founded RiboTargets in July 1997 when it was spun out from the Medical Research Council’s Laboratory of Molecular Biology with a £7 million venture capital investment.

Vernalis plc

Tony Weir (44)

Mr Weir has a degree in mathematics from Oxford University and is a Fellow of the Institute of Chartered Accountants. Following qualification he advised a variety of businesses as a financial consultant, joining British Biotech in 1990 as Chief Accountant and Company Secretary. In April 1999 he was promoted to the Board as Finance Director with responsibility for Finance, Corporate Communications, Facilities and IT. Following the combinations with RiboTargets and Vernalis Group plc he continues as Chief Financial Officer.

John Hutchison (49)

Dr Hutchison was appointed as Development Director on September 1, 2003 following the merger with Vernalis Group plc. Prior to that he was Senior Vice President Development and Chief Medical Officer of Vernalis Group plc. In February 2000 he was appointed a Director of Vernalis Group plc, where he was responsible for drug development, taking potential new therapies from early pre-clinical testing through to registration and commercialisation. He was previously a main Board Director of Cerebrus where he was also responsible for drug development since joining the company in 1997. Dr Hutchison began his industrial career 15 years ago as a clinical pharmacologist with Fisons, before moving to Experimental Medicine with Astra Pharmaceuticals Ltd. In addition to being a UK registered physician, Dr Hutchison has a first class Honours degree in human physiology and a PhD in neuroscience from the University of Liverpool. Dr Hutchison is a Fellow of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine in London.

John Slater (52)

Mr Slater was appointed to the Board in November 2004 as General Counsel and Company Secretary and has responsibility for all legal and business development activities. A solicitor, Mr Slater joined the Company from Celltech Group plc where he was Director of Legal Services and Company Secretary for the previous 15 years. Prior to that he held legal and commercial roles in a number of high technology multinational companies.

George Kennedy (64)*†‡

Mr Kennedy was appointed as Deputy Chairman and Senior Independent Director on September 1, 2003. He was Non-Executive Chairman of Vernalis Group plc from May 2000. He was previously with Smiths Industries PLC from 1973 to 2000, where he was appointed to the Board in 1983, becoming Executive Director and Chairman of the Medical Division. His other current appointments include Non-Executive Chairman of Carclo plc and E2V plc; Chairman of the Inprint Group, a privately held specialist printing company; Chairman of Eschmann Holdings Limited, a manufacturer of medical equipment; and Non-Executive Director of Isotron plc. From August 2000 to December 2003 he was Chairman of the Trade Advisory Group for Africa and the Middle East. He was awarded a CBE in 1997 for services to the healthcare industry and exports.

Carol Ferguson (58)*

Carol Ferguson was appointed as a Non-Executive Director on September 1, 2003. She joined the Board of Vernalis Group plc as a Non-Executive Director in May 2002. She began her investment career with Ivory and Sime, an Edinburgh fund management group. Thereafter she moved to Wood Mackenzie, then a stock broking company, becoming a partner in 1984. Her most recent position was as Finance Director for Timney Fowler, a textiles company. Her current appointments include the Dental Practice Board, where she is a Non-Executive Director and chairs the Audit Committee, and the Chartered Accountants Compensation Scheme where she is a Non-Executive Director. She is also a Non-Executive Director of Gartmore Smaller Companies Investment Trust plc, Monks Investment Trust plc, Merrill Lynch Greater Europe Investment Trust plc and the Association of Investment Trusts Companies. Ms Ferguson has a Masters degree in philosophy and economics from St Andrews University and was admitted as a member of the Institute of Chartered Accountants of Scotland in 1973.

Keith Merrifield (62)†‡

Mr Merrifield was appointed to the Board in 1995. He was formerly a main Board Director of Wellcome plc from 1990 until its acquisition in 1995 by Glaxo Holdings plc, with responsibility for marketing and international operations. Until May 2003, Mr Merrifield was also a Non-Executive Director of Coats plc.

Vernalis plc

Peter Read (66)*†‡

Dr Read was appointed as a Non-Executive Director on September 1, 2003. He joined the Board of Vernalis Group plc as a Non-Executive Director in March 1998. He is a former Chairman of the Hoechst Group of Companies in the UK and a past President of the Association of the British Pharmaceutical Industry. Current appointments include Non-Executive directorships of each of SSL International plc and Innogenetics Group. He is a Board member of the South East England Development Agency and is a Fellow of the Royal College of Physicians and of the Faculty of Pharmaceutical Medicine. In January 2000 he was awarded a CBE for services to the pharmaceutical industry.

Allan Baxter (55)*

Dr Baxter was appointed as a Non-Executive Director on May 19, 2004. He is also Senior Vice President, Drug Discovery at GlaxoSmithKline with responsibility for GlaxoSmithKline’s world-wide drug discovery effort, including the clinical development of new product candidates through to proof-of-concept studies.

Board changes

Peter Worrall served as an Executive Director during the fiscal year until he stepped down from the Board on October 29, 2004. Mr Ian Kent and Mr Eugene Williams served as Non-Executive directors during the fiscal year until they stepped down from the Board on June 24, 2004.

* Audit Committee
† Remuneration Committee
‡ Nominations and Corporate Governance Committee

B	Compensation

The aggregate amount of compensation paid to all Directors by the Company and its subsidiaries for services in all capacities during fiscal 2004 was £2,186,000. This amount includes directors’ fees, salaries and bonus payments, but excludes amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors of the Company by the Company and its subsidiaries during the fiscal year was £177,000.

The remuneration of each of the Directors who served during the fiscal year is set out below. For details regarding share options held by directors, see Item 6F. Share Options.

Directors’ remuneration (audited)

				Performance	Compensation	December	December		December		December
				related	for loss	2004	2003		2004		2003
	Salary/fees		Benefits	bonus	of office	Total	Total		Pension		Pension
	£000		£000	£000	£000	£000	£000		£000		£000

Executive
Dr P J Fellner Chairman)	200		—	—	—	200	136		—		—
S J Sturge (CEO) (i)	325	(vii)	1	165	—	491	209		58	(ix)	38
Dr J B Hutchison (iv)	196	(vii)	1	57	—	254	63	(iii)	35		11
A J Weir	195	(vii)	1	90	—	286	129		35		23
P B Worrall (ii), (iv)	203	(vii)	1	54	452	710	79	(iii)	42		14
J A D Slater (vi)	40	(vii)	—	—	—	40	—		7		—

	1,159		4	366	452	1,981	616		177		86

Non-Executive
G M Kennedy (iv)	60		—	—	—	60	20	(iii)	—		—
Dr P R Read (iv)	33		—	—	—	33	11	(iii)	—		—
C C Ferguson (iv)	40		—	—	—	40	11	(iii)	—		—
I F Kent	17		—	—	—	17	27		—		—
Dr A Baxter (x)	—		—	—	—	—	—		—		—
K J Merrifield	38		—	—	—	38	23		—		—
E W Williams	17		—	—	—	17	23		—		—

	205		—	—	—	205	115		—		—

Total	1,364		4	366	452	2,186	731		177		86

Retirement benefits are accruing to five (2003: four) Directors under a money purchase scheme.

(i)	Benefits for Simon Sturge include a relocation allowance of £24,000 payable over 12 months from October 2004.

Vernalis plc

(ii)	Compensation for loss of office includes a payment of £331,000 in respect of his notice period, accrued holiday pay and £121,000 compensation for loss of office.

(iii)	Remuneration from date of appointment, September 1, 2003 until December 31, 2003.

(iv)	During the eight-month period ended December 31, 2003, the remuneration paid by Vernalis Group plc to the Directors of Vernalis plc is set out below.

			Performance	Compensation	December	December	December	December
			related	for loss	2004	2003	2004	2003
	Salary/fees	Benefits	bonus	of office	Total	Total	Pension	Pension
	£000	£000	£000	£000	£000	£000	£000	£000

P B Worrall (v)	—	—	—	—	—	99	—	—
Dr J B Hutchison	—	—	—	—	—	80	—	8
G M Kennedy	—	—	—	—	—	68	—	—
Dr P R Read	—	—	—	—	—	11	—	—
C C Ferguson	—	—	—	—	—	11	—	—

	—	—	—	—	—	269	—	8

(v)	On September 1, 2003, 16,137 ordinary shares of 10 pence each in Vernalis Group plc awarded to Mr Worrall under that company’s Restricted Share Scheme vested and were transferred to him.

(vi)	Remuneration from date of employment, October 29, 2004, until December 31, 2004.

(vii)	Includes benefits received through payroll.

(ix)	Includes £27,000 received through payroll.

(x)	Dr A Baxter has waived his rights to receive remuneration from the Group.

Total emoluments of the highest-paid Director, excluding pension contributions, amounted to £710,000 (eight month period ended December 31, 2003: £406,000). Pension contributions made during the period for the highest-paid Director were £42,000 (eight month period ended December 31, 2003: £18,000).

Total amounts set aside or accrued during fiscal 2004 to provide pension contributions to directors amounted to £104,000.

C	Service Contracts

Appointment of Directors and service contracts

The Company’s policy in entering into service contracts with Executive Directors, including the Chairman, is to enable the recruitment of high-quality Executives and to obtain protection from their sudden departure to competitor companies. In addition, service contracts are an important element in maintaining maximum protection for the Group’s intellectual property rights and other commercially sensitive information. All service contracts are approved by the Remuneration Committee and are one-year rolling contracts. Each service contract may be terminated by mutual agreement or by either party giving 12 months’ notice to the other. If an Executive Director is guilty of serious misconduct, serious breach (after due warning) or persistent breach of failure to carry out his duties then the Company is entitled summarily to terminate his service contract without notice and without paying compensation in respect of that termination. Should an Executive Director be dismissed he would receive a sum equal to 12 months’ pay and benefits (unless for gross misconduct, or a similar event, where no payments would be made).

The service agreements of Dr Fellner and Mr Sturge were made on March 21, 2003 and came into effect on April 23, 2003. The service agreement of Mr Weir was made on June 24, 1999 and came into effect on that date. The service agreement of Dr Hutchison was made on July 2, 2003 and came into effect on September 1, 2003. The service agreement of Mr Slater was made on October 29, 2004.

Mr Worrall’s service agreement was made on July 2, 2003. Mr Worrall resigned from the Board on October 29, 2004 and ceased employment on October 31, 2004. Mr Worrall received a compensation payment for loss of office. Full details of his compensation for loss of office are given in B-Compensation above.

Vernalis plc

Non-Executive Directors’ appointments and remuneration

Non-Executive Directors are appointed by letter of engagement for periods not exceeding three years. They receive fees for services as members of the Board and its committees and the Chair of each Board committee is paid an additional fee for performing that role. Mr Kennedy is also paid additional remuneration to reflect his additional responsibilities as Deputy Chairman. The level of fees is determined by the Chairman after taking into account appropriate advice.

Mr Merrifield signed a new appointment letter dated March 21, 2003, which became effective on April 23, 2003. Mr Merrifield, who was appointed in December 1995, also has a current fixed term to April 22, 2006. Ms Ferguson, Mr Kennedy and Dr Read signed new appointment letters dated July 17, 2003, each of which became effective on September 1, 2003. Each of Ms Ferguson, Mr Kennedy and Dr Read has an appointment for a fixed term of three years to August 30, 2006. Dr Baxter signed a new appointment letter effective May 19, 2004 for a fixed term of three years to May 18, 2007. Mr Kent and Mr Williams resigned on June 24, 2004 following the successful merger of Vernalis and British Biotech.

All of these appointments are subject to the Directors being re-elected under the rotation provisions in the Company’s Articles of Association, and subject to Companies Act provisions. Each Non-Executive Director still serving at the end of his/her term will have his/her appointment reviewed by the Board and a further term of office may be agreed. Where a Non-Executive Director does not serve until the end of his/her term, the policy is to pay the fees due pro rata to the date of cessation.

Chairman’s remuneration

The remuneration of the Company’s Chairman is determined by the Committee, led by the Deputy Chairman and Senior Non-Executive Director, in the absence of the Chairman, after taking into account appropriate professional advice. The Chairman receives an annual salary, but does not participate in the performance-related bonus scheme or pension scheme, nor does he receive any other benefits. In addition to his salary, under the terms of his contract he is entitled to receive certain fixed bonus payments once the Company’s share price has reached pre-determined levels, payment being conditional on exercise of a corresponding part of the options granted to him on April 25, 2003 and such payment being equal to approximately half of the option price payable by Dr Fellner in respect of such options. Accordingly, Dr Fellner is entitled to receive, in each case after the deduction of income tax and employee’s National Insurance contributions (for which reason the figures given are approximate), £350,000 once the Vernalis share price has reached £1.00, £100,000 when the Vernalis share price has reached each of £1.20, £1.40 and £1.60, £350,000 when the Vernalis share price has reached £2.00 and a final £350,000 when the Vernalis share price has reached £3.00. In each case, the share price will only have reached the requisite value if the market value of an Ordinary Share has been at or above the required value over 30 consecutive dealing days.

D	Board Practices

The Combined Code

The Company is committed to practising good corporate governance of its affairs as part of its management of relationships with its shareholders and other stakeholders. The Company seeks to uphold and to report on compliance with best practice in corporate governance.

Compliance statement

The Directors are satisfied that, other than as disclosed within this report, the Company has complied with the provisions set out in Section 1 of the Combined Code on Corporate Governance published in July 2003. During the current financial year, the Board will continue to assess its practices to ensure compliance with the Combined Code on an ongoing basis and will continue to monitor any changes required to be made to further develop and enhance its governance policies.

The principles set out in the Combined Code cover four areas: the Board, Directors’ remuneration, accountability and audit and relations with shareholders. With the exception of Directors’ remuneration which is dealt with separately within this report, the following section sets out how the Board has applied such principles.

The Board

The Board of the Company is responsible for the Group’s system of corporate governance. As at December 31, 2004, the Board comprised ten Directors: an Executive Chairman, Dr P J Fellner; a Chief Executive Officer, Mr S J Sturge; three other Executive Directors and five Non-Executive Directors. The role of Non-Executive Directors is to ensure that independent judgement is brought to Board deliberations and decisions. The Non-Executive Directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the Executive Directors.

Vernalis plc

The Chairman operates in an executive capacity and is not therefore considered to be independent. All Non-Executive Directors are considered by the Board to be independent. Mr G M Kennedy, the Deputy Chairman, is currently the Company’s Senior Independent Director. In recommending Mr Merrifield for a further one-year term as a Director, the Board considers that he will provide valuable continuity for the Board during this period of development and change for the Company and that he will continue to be independent. He meets all the criteria for independence specified by the Combined Code other than he has now completed nine years’ service as a Non-Executive Director.

All Directors are required to retire and submit themselves for re-election at the first Annual General Meeting after appointment and, thereafter, at least every three years. Subject to their re-election and Companies Act provisions, the Non-Executive Directors are appointed for specified terms.

The Board has agreed procedures for Directors to follow if they believe they require independent professional advice in the furtherance of their duties and these procedures allow the Directors to take such advice at the Company’s expense. In addition, all the Directors have direct access to the advice and services of the Company Secretary. The Company Secretary, who is also one of the Executive Directors, is accountable to the Board through the Chairman on governance matters. It is the responsibility of the Company Secretary to ensure that Board procedures are followed and all rules and regulations are complied with. Under the direction of the Chairman, the Company Secretary’s responsibilities include facilitating induction and professional development and ensuring the smooth flow of information within the Board and its committees, and between Non-Executive Directors and senior management. Any new Director receives a comprehensive, formal and tailored induction into the Company’s operations. Appropriate training is provided to new Directors and is also available to other Directors as required. The Company has arranged Directors’ and Officers’ insurance on behalf of all the Directors.

The terms of reference of the Chairman and Chief Executive Officer have been agreed with the Board and, in accordance with best practice, their roles remain separate. These terms of reference were reviewed in light of the Chairman assuming executive responsibilities on April 23, 2003, and were revised further in January 2004.

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

The Board meets on a regular basis approximately every two months, with additional meetings when circumstances and urgent business dictate. In the financial period under review, nine meetings of the full Board were held. Of these, apologies were received from: Mr Williams for March 15 meeting; Messrs Williams, Worrall and Dr Baxter for June 24 meeting; Dr Hutchison for July 12 meeting; and Ms Ferguson for August 3 meeting. Otherwise, meetings were attended by all members. All Directors receive an agenda and Board papers in advance of meetings to help them make an effective contribution at the meetings.

In addition, the Executive Directors ensure regular informal contact is maintained with Non-Executive Directors. The Board makes full use of appropriate technology as a means of updating and informing all its members.

While the Board retains overall responsibility for, and control of, the Company, day-to-day management of the business is conducted by the Executive Directors. Review of the Group’s principal business activities is the responsibility of the Senior Executives (comprising the Executive Directors, the Director of Human Resources and the Research Director) who meet weekly.

The Board has agreed a process of establishing a formal and rigorous process for the annual evaluation of its own performance and that of its committees and individual Directors including the Chairman. The first such evaluation will be completed in 2005.

The Chairman holds meetings with Non-Executive Directors without the presence of Executive Directors as appropriate.

Board committees

In accordance with best practice, the Company has established Audit, Nominations and Corporate Governance, and Remuneration Committees with written terms of reference for each that deal with their authorities and duties. The full terms of reference of all the Committees have been published on the Company’s website.

Vernalis plc

Audit Committee

The Audit Committee is comprised entirely of independent Non-Executive Directors. During the financial period it was chaired by Mr Kent (until January 21, 2004) and thereafter by Ms Ferguson, who the Board considers has recent and relevant financial experience. The other current members are Mr Kennedy, Dr Read and Dr Baxter (appointed from September 13, 2004). Mr Williams and Mr Kent resigned on June 24, 2004. The Audit Committee is responsible for reviewing the Group’s annual accounts and interim reports prior to their submission for approval to the full Board. This Committee also monitors the Group’s accounting policies, internal financial control systems and financial reporting procedures. The Audit Committee provides a forum through which the Group’s external auditor reports to the Board. The auditor attends its meetings and has the opportunity to meet privately with Committee members in the absence of executive management. In addition, the Audit Committee monitors the scope and results of the audit, the independence and objectivity of the auditor and its performance, confirms its re-appointment and agrees the level of audit fees. In order to safeguard auditor objectivity and independence, the Audit Committee pre-approves any non-audit services to be performed by the auditor. The Audit Committee held eight meetings during the period under review. Apologies were received from: Messrs Kent and Williams for March 15 meeting; Messrs Kennedy, Williams and Dr Read for March 26 meeting; Dr Read for May 4 meeting; Mr Williams for May 19 meeting and Dr Baxter for November 18 meeting. Otherwise, meetings were attended by all members.

The Audit Committee’s terms of reference have recently been amended to provide a process for employees of the Company to raise in confidence concerns about possible impropriety in matters of financial reporting or other matters.

The terms of reference of the Audit Committee include the following responsibilities:

•	To review the effectiveness of the Company’s financial reporting and internal control policies and procedures.

•	To review the internal management of financial matters.

•	To review annually the need for an internal audit function.

•	To consider and make recommendations regarding the appointment of the Company’s external auditor including the pre-approval of non-audit services.

•	To establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters.

•	To review the consistency and application of accounting policies.

•	To review annual financial statements and interim and preliminary announcements before submission for Board approval.

Nominations and Corporate Governance Committee

The Nominations and Corporate Governance Committee is chaired by Mr Kennedy. The other current members are Dr Fellner, Mr Sturge, Mr Merrifield and Dr Read. The Committee is responsible to the full Board for determining the qualities and experience required of the Company’s Executive and Non-Executive Directors and for identifying suitable candidates. Both Dr Baxter and Mr Slater, who were appointed to the Board during the year, were identified and interviewed by Committee members prior to their appointment. In appropriate cases, recruitment consultants assist in the process. The Committee is also responsible for succession planning and for reviewing, and making recommendations in relation to, the Company’s corporate governance procedures. The Nominations and Corporate Governance Committee met four times during the period under review. Apologies were received from Mr Merrifield and Dr Read for 9 and 13 September meetings. Otherwise, meetings were attended by all members.

The terms of reference of the Nominations and Corporate Governance Committee include the following responsibilities:

•	To review the structure, size and composition of the Board.

•	To prepare a description of the role and capabilities required for a particular appointment.

•	To identify and nominate candidates to fill Board vacancies as and when they arise.

•	To satisfy itself with regard to succession planning.

•	To keep the effectiveness of the corporate governance and system of internal non-financial controls under regular review.

Remuneration Committee

The Remuneration Committee is made up entirely of independent Non-Executive Directors and is chaired by Mr Merrifield. The other current members are Mr Kennedy and Dr Read, both of whom replaced Mr Williams and Mr Kent who resigned on June 24, 2004. The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and senior employees. It also determines overall remuneration policy for all other employees and targets for performance-related pay schemes operated by the Company. The Remuneration Committee held five meetings during the period under review. Apologies were received from: Messrs Williams and Kent for March 15 meeting; and Dr Read for September 9, meeting. Otherwise, meetings were attended by all members.

Vernalis plc

The terms of reference of the Remuneration Committee include the following responsibilities:

•	To determine the framework and policy and the individual packages for the remuneration of the Executive Directors,

•	Chairman and members of the executive management.

•	To determine targets for any performance-related pay schemes.

•	To approve overall remuneration policy.

•	To review employee benefit structures.

•	To produce an annual report of the Committee’s remuneration policy

Policy on employee remuneration

The Company’s policy on the remuneration of employees, including Executive Directors, is established by the Committee and approved by the Board. The overall budget for remuneration of employees and the individual remuneration packages of each Executive Director and senior employee is determined by the Committee. No Executive Director or employee participates in discussions relating to the setting of their own remuneration.

The objective of the Company’s remuneration policies is that all employees, including Executive Directors, should receive appropriate remuneration given their performance, scale of responsibility, skills and experience. Remuneration packages enable the Company to attract and retain key employees by ensuring they are remunerated appropriately and competitively and that they are motivated to achieve the highest level of Company performance in line with the best interests of shareholders. A proportion of remuneration is performance-related. Performance conditions for performance-related bonuses and long-term incentives are designed with a view to alignment of executive and shareholder interests. The Committee believes that the performance conditions are demanding and appropriate, in that they measure value for shareholders when compared with comparable companies. Share options under the current Share Option Plan will only become exercisable in full if the Company’s share price growth equals or exceeds that of the upper quartile company in the FTSE Small Cap Index and no option will be exercisable if share price growth is below that of the median company. Options currently held by Executive Directors are subject to various performance conditions which are set out separately within this report.

Policies on remuneration take account of the pay structure and employment conditions within the Group and also the industry sector. To determine the elements and level of remuneration appropriate to each employee and Executive Director, the Committee considers remuneration levels in comparable biotechnology and pharmaceuticals companies, reviews pay and benefits surveys relating to industry sector or professional specialism and considers individual skills, experience and performance.

Components of remuneration

Employees’ remuneration currently comprises annual salary, a performance-related bonus, a long-term incentive in the form of share options, pension contributions and other benefits.

Annual salary

The Committee approves the overall budget for employee salary increases and specific increases for Executive Directors and other members of the Management Team. In determining appropriate salary levels for each Executive Director and senior employee, the Committee considers both the nature and the status of the Company’s operations and the responsibilities, skills, experience and performance of each Executive Director and other members of the Management Team. The Committee compares the Company’s remuneration packages for its employees with those for employees of similar seniority in companies whose activities are comparable with the Group and with which it competes for staff.

Performance-related bonus

All employees participate in a performance-related bonus scheme. The level of bonus, if any, is based on overall Group performance and, in the case of Executive Directors and senior employees, is additionally linked to individual performance measures against criteria established at the beginning of the financial year. In 2004 the Remuneration Committee placed a greater proportion of executive pay “at risk”, so that it is closely linked to the interests of shareholders. Senior directors received pay rises equivalent to retail price index inflation and increases to the potential bonus level that they could achieve. The Committee has ensured that challenging and clearly assessable objectives are set for the Chief Executive Officer linked to a 100% bonus maximum (as a percentage of salary), with similarly demanding objectives for the other Executive Directors, linked to a 60% maximum bonus. The objectives are directly linked to shareholder value, the growth of the portfolio and operational effectiveness as follows:

Vernalis plc

•	Shareholder value: the improvement in shareholder value over the period, taking account of the following measures over the bonus year: market capitalisation, share price performance (both absolute and relative to the Pharmaceutical and Small Cap Indices, Bloomberg and NASDAQ), investor feedback and analysts’ ratings.

•	Growth of the portfolio: the progress of key strategic products, the licensing in or out of compounds, the development of new technologies or the acquisition of new products through M&A.

•	Operational effectiveness: related to the performance of the business, ensuring appropriate financial controls, managing staffing levels, whilst ensuring good corporate governance.

As a further direct link between Executive remuneration and the interests of shareholders, the Committee has asked that a proportion of any future bonus paid be used to purchase shares in the Company, with the aim of building and maintaining an eventual personal shareholding of at least one times annual salary. Details of bonuses paid to Executives in 2004 are detailed in the remuneration tables as set out previously.

Maximum bonus levels range between 10 and 40 per cent for all other employees based on their role and market need. Bonuses are awarded wholly in cash.

Long-term incentives

The Board believes that long-term incentive schemes are important in retaining and recruiting high-calibre individuals and ensuring that the performance of Executives is focused on creating long-term shareholder value whilst allowing the Company’s cash reserves to be conserved. Details of the Share Option Plan are given later within this report. One set of option awards in the Company, equivalent to twice base salary, have been made to members of the executive team. For all other employees the level is role related and below one times base salary. Further awards of options will be considered by the Remuneration Committee periodically.

Pensions benefits

All employees are invited to participate in either a Group Personal Pension Plan or an Occupational Pension Scheme. The only pensionable element of remuneration is annual salary. All schemes are money purchase in nature and have no defined benefits. During the period, the Group contributed a maximum of 10 per cent of base salary in relation to employees, a maximum of 15 per cent in relation to senior employees and 19 per cent in relation to Executive Directors to the schemes. The Group has no obligation to the pension scheme beyond the payment of contributions.

Other benefits

All employees are entitled to private health insurance, the cover being extended to spouse and family for Executive Directors and some senior employees. Terms and conditions of service for employees from the merged Group companies were harmonised in 2004.

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

With respect to independence of Directors, under UK law and practice, Mr Kennedy, one of the Company’s directors and a member of the Audit, Remuneration and Nominations and Corporate Governance Committees, is regarded by the Board as an independent director despite the payment of £50,000 made to him in connection with the merger between the Company and Vernalis Group that renders him non-independent under Rules 4350(c) and 4350(d) in conjunction with Rule 4200(15). Consequently, under the Combined Code, both the Company’s Remuneration and Audit Committees are comprised entirely of independent Non-Executive Directors, however, under NASDAQ requirements and Rules 4350(c) and 4200(15) that would not be the case because of Mr Kennedy’s membership of both committees. In addition, the membership in the Nominations and Corporate Governance Committee of Mr Kennedy, as well as Dr Fellner and Mr Sturge, two Executive Directors, is in accordance with the Combined Code requiring a majority of non-executive directors.

Vernalis plc

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

Under the Listing Rules, equity compensation plans which involve or may involve the issue of new shares or the transfer of treasury shares and certain material amendments thereto must receive prior shareholder approval. Under UK law and practice there are several circumstances where shareholder approval is required before a listed company can issue new shares. Under the UK Takeover Code, which regulates the takeover of companies listed on the London Stock Exchange, if a person or persons acting in concert acquire shares in a listed company which carry 30 per cent or more of the voting rights, that person is required to make a takeover offer for all the shares of the listed company. However, where the listed company issues new shares in itself as consideration for an acquisition such that a person or persons acting in concert hold more that 30 per cent of the voting rights, the UK Takeover Panel will normally waive the obligation which would otherwise arise for such person to make a takeover offer if the independent shareholders of the Company approve the share issue. The Listing Rules require the prior approval of shareholders for a “reverse takeover” (which includes an acquisition by a listed company of a business, unlisted company or assets which would result in a change in voting control of the listed company). Under UK law, if a company needs to create additional authorised share capital for a proposed new issue then the prior approval of shareholders is required. Under UK law, any allotment of relevant securities requires authority to be given to the Company’s directors either by the Company’s articles of association or by the shareholders. For listed companies, guidelines which are customarily and generally followed state that the amount of share capital which can be allotted by the directors without going back for a fresh shareholder approval is restricted to the lesser of one third of the issued ordinary share capital and the unissued but authorised share capital. In addition, under UK law, any issue of equity securities wholly for cash must be made on a pre-emptive basis unless shareholders approve the disapplication of the relevant provisions of UK company legislation. For listed companies, guidelines which are customarily and generally followed state that a any disapplication, without going back to shareholders for a specific authority, be limited to five per cent of the equity share capital in issue at the date of the last audited accounts and impose a cumulative limit, again without going back to shareholders, of 7.5 per cent in any three year rolling period. Furthermore, there are Listing Rules and institutional guidelines relating to the price of a new issue, in certain circumstances. These are prohibitions and guidelines, rather than a requirement for shareholder approval: (i) the Listing Rules provide that the offer price on a vendor placing (a placing of new listed equity shares of an existing class, issued as consideration for the sale to the Company of assets or stock by a vendor) should not be at a discount of more than 10 per cent to the middle market price unless the UKLA permits otherwise; (ii) there are institutional guidelines, customarily and generally followed, that on a vendor placing, where more than 10 per cent of the issued equity share capital is being placed or the shares are being placed at a discount of more than five per cent to the market price, existing shareholders should have a 100 per cent “clawback” arrangement (i.e. shares are placed, but subject to clawback for existing shareholders on a pre-emptive basis); (iii) the Listing Rules provide that on an open offer (an offer on a pre-emptive basis to existing shareholders for cash, but with no nil paid trading) the offer price should not be at a discount of more than 10 per cent to the middle market price, unless the UKLA is satisfied that the issuer is in severe financial difficulties or there are other exceptional circumstances; and (iv) the Listing Rules provide that the placing price on a placing of listed equity securities of an existing class may not be at a discount of more than 10 per cent to the middle market price, unless the UKLA is satisfied that the issuer is in severe financial difficulties or there are other exceptional circumstances.

Corporate social responsibility

The Board is committed to running the Company in accordance with best practice in corporate governance. This commitment includes recognition by the Company of the importance of taking into account its corporate social responsibilities (CSR) in operating the business. In this context, Vernalis seeks to integrate CSR considerations relating particularly to social, ethical and health, safety and environment (HS&E) issues in its day to day operations. The Board acknowledges its duty to ensure the Group conducts its activities responsibly and with proper regard for all its stakeholders including employees, shareholders, business partners, suppliers and the local and scientific communities.

Vernalis plc

In exercising its corporate social responsibility, Vernalis seeks to ensure that:

•	The Board takes account of the significance of social, ethical and HS&E issues.

•	Business practices are managed ethically.

•	Positive contributions are made to the scientific and medical communities.

•	The business is focused on delivering value to stakeholders.

•	Existing legislation, regulations and guidelines are adhered to as a minimum.

•	Employees are recognised as key to the business with individual skills and experience being valued and developed.

•	All employees are educated as to the significance of CSR risks and opportunities.

•	HS&E issues are treated as critical areas of concern for the business.

Vernalis addresses CSR issues in three key areas that have potential for significant effect on the Company’s short- and long-term value. These areas are as follows:

Social	–	Recognising the importance of the Company’s employees and of managing external relations ethically

Ethical	–	Investing in pharmaceutical research and development with the aim of establishing and sustaining a business model designed to secure a fair return for shareholders

Health, safety and environment	–	Ensuring employee health and safety risk prevention and limiting the environmental impact of the Company’s activities by managing its utility usage and waste production

Social

The health, welfare and development of the Company’s employees remain a priority. With the intent of attracting, recruiting, developing and retaining key employees, Vernalis maintains a number of policies and procedures for the benefit of its employees. These include a code of business conduct and ethics; a whistle-blowing policy and procedure; an equal opportunities policy; a dignity at work policy and a stress policy. An employee handbook including these policies is made available to all employees on the Company’s intranet. Employee development is encouraged through appropriate training. Scientists are encouraged to attend external conferences relevant to their disciplines. Regular and open communication between management and employees is viewed as essential for motivating a highly educated workforce. Briefings at the two Company sites at Winnersh and Cambridge are held regularly to provide updates on Company business and to provide opportunity for questions and feedback. Review meetings are also held regularly within each department and amongst those involved on each of the Company’s R&D programmes. A staff consultancy group comprising employee representations from across the Company meets at least quarterly to discuss and review issues and concerns raised by employees. The Company maintains both an internet website which is freely accessible and an intranet site accessible to all executives and staff.

Ethical

In conducting its business, Vernalis has an extensive range of established procedures that enable it formally to manage the risks associated with the discovery and development of drugs for the therapeutic treatment of serious diseases. The Company operates within a strict regulatory environment in the pharmaceutical industry and conducts its laboratory research and clinical development activities in accordance with internationally recognised regulatory standards. The Company manages its resources prudently to ensure appropriate investment is made in its R&D programmes and its commercialisation activities. Up-to-date security systems are utilised to protect the Company’s IT systems. The Company’s intellectual property is protected through a robust patenting programme. Close attention is paid to maintaining relationships with key stakeholders including business collaborators, suppliers and shareholders. A Code of Business Conduct and Ethics has been developed to promote fair, honest and ethical conduct by all employees in their relationships with other Company stakeholders.

Health safety and environment

The Company has well-developed health and safety policies and procedures, safeguarding staff, contractors and visitors, and it complies with current legislation and best practice. Mr Weir is the Executive Director responsible for HS&E. Health and safety is managed on each site through committees with competent persons representing all disciplines and with external expert support. The Company’s health and safety policies and procedures are published on the Company’s intranet and are readily available in hard copy; they form a key component in the staff induction programme. Appropriate health and safety training is provided (for example manual handling, fire safety, cylinder gas safety) with quarterly internal safety audits, and annual audits by specialists and governmental agencies (for example the Environment Agency). No significant issues have been identified by these audits. Risk and COSHH assessments are regularly reviewed and updated as necessary.

Vernalis plc

During the year the Company has employed a consultant to advise on how best the Company can manage its activities so as to minimise their environmental impact. As a result, the Company has introduced a number of new practices particularly relating to waste management and utility consumption. The Company’s environmental policy will be included on the internet as part of the redesign of the Company’s website which is currently in progress. Waste is minimised with packaging and containers returned to suppliers where possible. Paper waste is recycled and confidential paper waste is shredded and recycled. The Company does not knowingly discharge toxic materials into the environment other than very small amounts via fume cupboard extraction systems, arising from small-scale synthetic chemistry, and low-level radioactive waste which is discharged into public drainage, as permitted under our Certificate of Authorisation from the Environment Agency.

E     Employees

At December 31, 2004, Vernalis employed 124 full-time employees. Of these, 49 were PhDs or held other post-graduate qualifications.

The Company employs a number of temporary staff who, by their very nature, work for short periods of time in all divisions. The average number of temporary staff was ten.

The following table summarises the number of full-time employees, including Executive Directors, employed by the Group, at the end of each fiscal year for the past three years:

				Eight month period	Twelve-month period
	Years ended April 30			ended December 31	ended December 31
Division	2001	2002	2003	2003	2004

Research and Preclinical	164	126	148	102	77
Regulatory Affairs, Quality and Clinical Research	25	15	15	7	9
Project Management	14	16	14	8	6
Biometrics and IT	23	19	22	8	7
Business Development	7	5	5	3	3
Corporate Services	27	27	38	15	15
Facilities Engineering	15	11	11	4	3
Directorate	12	10	9	4	4

Total	285	229	262	151	124

In the fiscal reporting year employees worked at the group’s headquarters in Winnersh, Reading and in the research laboratories at Cambridge.

Although numbers have steadily fallen since the merger and restructuring, they will increase by the end of 2005 as the Company begins to expand, especially in developing a sales and marketing group in the United States of America following the recent decision to co-promote frovatriptan with our partners, Endo Pharmaceuticals. Current estimate for the number of full-time employees at the end of 2005 is 130 in the UK and approximately 5 in the USA.

A significant number of the Group’s management and professional employees have had prior experience with pharmaceutical, biotechnology or medical product companies. Vernalis believes that it has been successful in attracting skilled and experienced scientific personnel. However, competition for such personnel is intense. None of the Group’s employees is covered by collective bargaining agreements and no employee is represented by a trade union.

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

F     Share Options

The Company currently operates two share option schemes, the Share Option Plan and New SAYE Plan, under which grants of options may be made. Option incentive arrangements under the British Biotech Group 1992 share Option Scheme (the “1992 Scheme”), the Discretionary Executive Share Option Scheme (the “Executive Scheme”) and the British Biotech Deferred Share Bonus Scheme (the “Bonus Scheme”) remain in place but will not be operated again. The total number of shares that have been, or may be issued in pursuance of rights granted after September 18, 1996, under the Share Option Plan, SAYE Plan, Executive Scheme, the SAYE Scheme and the Bonus Scheme may not exceed 10 per cent of the issued share capital of the Company at any time.

Vernalis plc

In addition, the Company has entered into an option deed in favour of the Chairman (see section below).

The 1992 Scheme

As of December 31, 2004, options over a total of 152 Ordinary Shares were outstanding under the Original Schemes. Such options have an exercise price of £16.39 and exercise periods expiring by October 2005.

Executive Scheme

As of December 31, 2004, options over a total of 72,687 Ordinary Shares were outstanding under the Executive Scheme. Such options have exercise prices between £4.40 and £42 and exercise periods expiring between December 2006 and January 2010.

Bonus Scheme

Grants of options under the Bonus Scheme in fiscal 2003 and fiscal 2002 were made conditional upon the meeting of certain performance criteria, with the performance criteria being more demanding with increased seniority. Such conditions and performance criteria for fiscal 2003 and fiscal 2002 were agreed by the Committee and relate to the market value of an Ordinary Share reaching specified levels in order that certain tranches of options become exercisable.

As of December 31, 2004, awards over a total of 44,364 Ordinary Shares were outstanding under the Bonus Scheme. All awards have an exercise price of £1 and have exercise periods expiring between July 2005 and January 2010.

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

Vernalis plc

Limits on the Issue of Shares

The Option Plan is subject to the following overall limit on the number of shares which may be acquired by subscription: that in any 10 year period not more than 10 per cent of the issued ordinary share capital of the Company may in aggregate be issued or issuable pursuant to rights acquired under the Option Plan, the Executive Share Option Scheme, the Bonus Scheme (excluding qualifying awards), the SAYE Scheme (excluding rights acquired before September 18, 1996) or any other employees’ share scheme adopted by the Company since 1996.

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

Exercise of options

Options will normally be exercisable between three and 10 years following grant provided that any performance target set by the Committee has been satisfied. Following shareholder consultation the performance conditions for options granted on April 23, 2003 were harmonised with options granted during the transition period ended December 31, 2003 and going forward. The performance condition is share price growth against the FTSE Small Cap Index. No options will vest if performance is below median; 50 per cent of the shares under options will vest at median and there will only be full vesting if the Company’s share price performance is in the upper quartile (with options vesting pro rata between median and upper quartile). These conditions are considered appropriate in that the focus on delivering shareholder value is retained whilst being simple to measure and communicate.

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

At December 31, 2004, options over a total of 5,779,310 Ordinary Shares were outstanding. Such options have exercise prices ranging from £0.585p to £0.88p and exercise periods expiring between April 2013 and October 2014. On April 13, 2005, options were granted over a further 3,990,395 Ordinary Shares at £0.6925.

Vernalis plc

SAYE Plan

All UK resident employees (including full-time Directors) working 16 hours or more per week or any subsidiary nominated to join in the SAYE Plan, are eligible to apply for options to acquire Ordinary Shares under the SAYE Plan. Other employees may be invited to participate at the Directors’ discretion.

Options are not transferable. The first invitation to apply for options was issued following approval of the SAYE Plan by the UK Inland Revenue. Subsequent invitations to apply for options may normally only be issued in the period beginning three weeks before, and ending six weeks after, the announcement of the interim or final results of the Group. No payment will be required for the grant of an option. No options may be granted more than 10 years after the first grant of options under the SAYE Plan. The exercise price may not be less than an amount equal to 80 per cent of the market value (determined in accordance with the UK Taxation of Chargeable Gains Act 1992) of an Ordinary Share;

The aggregate maximum monthly contribution payable by an employee under all SAYE contracts linked to the SAYE Plan may not exceed such sum as may from time to time be permitted by the UK Income and Corporation Taxes Act 1988 and approved by the Directors. The first invitation to apply for options was made in October 2004 and was taken up in respect of 482,543 Ordinary Shares.

In normal circumstances, an option may be exercised only during the period of six months commencing on the date that the bonus under the related SAYE contract is payable, that is, the third, the fifth or the seventh anniversary of the commencement of the SAYE contract. Earlier exercise will be permitted

(i)	if the option-holder’s employment is terminated due to death, injury, disability, redundancy or retirement at normal retirement age;

(ii)	if the option-holder’s employment terminates by reason of early or late retirement and the option has been held for at least three years; or,

(iii)	if the Company by which the option-holder is employed leaves the Group or if the business in which he works is sold outside the Group. If an employee ceases to be employed for any other reason, his option will normally lapse.

The exercise of options will also be permitted in the event of a change in control, a reorganisation, an amalgamation or a voluntary winding-up of the Company. In the event of a change in control of the Company, option-holders may surrender their options in consideration for the grant of substitute options over shares in the acquiring company. In all cases, an option may be exercised only to the extent of the amount then paid under the related SAYE contract and any interest or bonus payable thereon.

As of December 31, 2004, options over a total of 482,543 Ordinary Shares were outstanding under the SAYE Plan at an exercise price of £0.71p per Ordinary Share and with an exercise period that expires in June 2008.

Option Deed in respect of the Chairman

A share option over 2,670,071 shares, representing four per cent of the then issued ordinary share capital of Vernalis was granted on April 23, 2003 by the Company to the Chairman. The grant was made under an option deed made by Vernalis in favour of the chairman. The exercise price is 100 pence per share. The option will vest and become exercisable as follows:

Per cent of share subject to the option vesting	Vernalis share price equal to or greater than
50	100 pence
25	200 pence
25	300 pence

For the option to vest in respect of any of the percentages of shares, the Vernalis target share price must be met (using the mid-market closing price as quoted in the daily official list of the London Stock Exchange) over 30 consecutive trading days. The option will vest on a change of control of Vernalis to the extent that the Vernalis share price has reached the target set out above. As at April 29, 2005, no share options have vested.

As of December 31, 2003, awards over a total of 2,670,071 Ordinary Shares were outstanding under the Option Deed. All awards have an exercise price of 100p and exercise periods expiring between April 2003 and April 2013.

Vernalis plc

Directors’ options

Share options held by Executive Directors are set forth in the following table as at December 31, 2004.

				At
	At	Granted in	Lapsed in	December 31,	Exercise	Date from
	January 1,	the year	the year	2004	price	which	Expiry	Performance
	2004 Number	Number	Number	Number	£	exercisable	date	conditions

Dr P J Fellner
Option Deed	2,670,071	—	—	2,670,071	1.00	Apr 2003	Apr 2013	(viii)

	2,670,071	—	—	2,670,071

Dr J B Hutchison
Share Option Plan	431,138	—	—	431,138	0.835	Oct 2006	Oct 2013
SAYE Plan	—	13,345	—	13,345	0.71	Dec 2007	June 2008	(vii)

	431,138	13,345	—	444,483

J A D Slater
Share Option Plan	—	538,922	—	538,922	0.835	Oct 2007	Oct 2014	(vii)

	—	538,922	—	538,922

S J Sturge
Share Option Plan	1,367,520	—	—	1,367,520	0.59	Apr 2006	Apr 2013	(vii)

	1,367,520	—	—	1,367,520

A J Weir
1992 Scheme	5,077	—	(5.077)	—	7.19	Jul 1997	Jul 2004	(i)
	7,615	—	(7,615)	—	7.19	Jul 1999	Jul 2004	(ii)
Executive Scheme	1,202	—	—	1,202	42.00	Dec 2000	Dec 2006	(iii)
	1,202	—	—	1,202	42.00	Dec 2001	Dec 2006	(iv)
	3,078	—	—	3,078	20.30	Dec 2000	Dec 2007	(iii)
	3,078	—	—	3,078	20.30	Dec 2002	Dec 2007	(iv)
	6,250	—	—	6,250	8.00	Sep 2001	Sep 2008	(iii)
	6,250	—	—	6,250	8.00	Sep 2003	Sep 2008	(iv)
	12,500	—	—	12,500	4.40	Jul 2002	Jul 2009	(iii)
	12,500	—	—	12,500	4.40	Jul 2004	Jul 2009	(iv)
Share Option Plan	615,380	—	—	615,380	0.59	Apr 2006	Apr 2013	(vii)
SAYE Plan	370	—	(370)	—	5.60	Oct 2003	Mar 2004	(v)
Bonus Scheme	98	—	(98)	—	1.00	Jul 1997	Jul 2004	(v)
	196	—	(196)	—	1.00	Jul 1999	Jul 2004	(v)
	1,608	—	—	1,608	1.00	Jul 1998	Jul 2005	(v)
	3,217	—	—	3,217	1.00	Jul 2000	Jul 2005	(v)
	62,500	—	(62,500)	—	1.00	Aug 2003	Aug 2008	(vi)

	742,121	—	(75,856)	666,265

P B Worrall
Share Option Plan	550,898	—	(117,548)	433,350	0.835	Oct 2004	Oct 2005	(vii)

	550,998	—	(117,548)	433,350

Total	5,761,748	552,267	(193,404)	6,120,611

None of the Non-Executive Directors who served during the financial period (Ms Ferguson, Mr Kent, Mr Kennedy, Mr Merrifield, Dr Read, Mr Williams or Dr Baxter) held share options at any time during the period.

On April 13, 2005 the Company announced that, as part of a Company-wide grant of share options, the following options over new ordinary shares of 5p each in the Company were granted to Directors.

Name	No. of shares under option	Exercise price
S J Sturge	668,014	69.25 pence
J B Hutchison	400,809	69.25 pence
J D Slater	162,455	69.25 pence
A J Weir	400,809	69.25 pence

The options are exercisable between three and ten years following grant provided the performance target, which measures share price growth against the FTSE Small Cap Index, has been satisfied. No options will vest if performance is below median; 50 per cent of the shares under option will vest at median and there will only be full vesting if the Company’s share price performance is in the upper quartile (with options vesting pro rata between median and upper quartile).

Vernalis plc

Performance conditions

Option awards are subject to share price growth performance as compared with the following various comparators:

(i)	RPI.

(ii)	Pharmaceuticals Index.

(iii)	Median FTSE 100.

(iv)	Upper-quartile FTSE 100.

(v)	No performance conditions.

(vi)	Progressively as share price increases from £5.00 to £8.00 by July 2004.

(vii)	See Share Option Plan description below.

(viii)	See Option Deed in respect of the Chairman below.

No price was paid for the grant of options, nor were any options exercised by Directors during the year.

The market price of the Company’s shares at December 31, 2004, the last working day of the financial year, was 87.46 pence. During fiscal 2004, the market price of the Company’s shares ranged from 47.5 pence to 97 pence (transition period ended December 31, 2003: 57 pence to 84 pence).

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A     Major Shareholders

As at April 6, 2005 the Company was aware of the following substantial interests in its ordinary shares, held directly:

	As at April 6, 2005		As at April 30, 2004		As at October 15, 2003		As at October 29, 2002
	% issued	Number of	% issued	Number of	% issued	Number of	% issued	Number of
	shares	shares held	shares	shares held	shares	shares held	shares	shares held
Invesco Perpetual (Amvescap)	27.98	55,663,903	29.49	41,909,773	28.06	38,097,713	20.59	137,468,526
Apax Partners & Co Ltd	6.10	12,143,679	8.54	12,143,679	8.54	12,143,679
Jupiter Asset Management Ltd	5.79	11,523,912	6.00	8,529,960	6.28	8,531,682
Biogen Idec Inc	3.81	7,581,673
Legal & General Investment Management Limited	3.68	7,313,720	3.05	4,335,781			4.02	26,836,870
Fidelity Investment Services Ltd	3.65	7,257,496	3.70	5,257,295	5.42	7,365,230
Novartis Pharma AG	3.57	7,106,344
Morley Fund Management Limited	3.25	6,470,854
HBOS plc and subsidiary companies			4.97	7,060,123	5.01	6,800,274
JP Morgan Partners (BHCA) Limited			3.73	5,294,086	3.62	4,919,674
Advent			3.43	4,873,605	3.59	4,873,605
Gartmore					3.87	5,256,442
BVF Partners LP and BVF Inv							7.41	49,467,536
UBS Asset Management (Phillips & Drew Holding Limited)							3.85	25,703,347
M&G Prudential plc							3.38	22,608,885

At such date of calculation of major shareholders, the issued share capital of the Company was 198,950,492 Ordinary shares. The major shareholders do not have different voting rights.

At such date, the Directors of the Company owned 333,708 Ordinary Shares representing approximately 0.17 percent (i) of the Company’s outstanding share capital, as follows:

Directors’ interests in shares

The table below sets out the interests of the Directors in the Company’s shares. With the exception of shares issued to Directors following the Placing and Open Offer announced in February 2005 and the share options issued on April 13, 2005, there have been no changes in Directors’ interests in shares since December 31, 2004.

Vernalis plc

			Ordinary shares held at
	Ordinary shares held	Ordinary shares held	December 31, 2003
	following Placing and Open	at December 31, 2004	Or at date of appointment
	Offer Number	Number	Number

Dr A Baxter	1,828	—	—
Dr P J Fellner	63,888	50,000	50,000
Ms C C Ferguson	35,535	27,810	27,810
Dr J B Hutchison	45,757	35,811	35,811
Mr G M Kennedy	37,405	29,274	29,274
Mr K J Merrifield	1,500	1,500	1,500
Dr P R Read	3,300	2,583	2,583
Mr J A D Slater	21,965	17,191	17,191
Mr S J Sturge	56,435	56,435	56,435
Mr A J Weir*	66,095	51,728	51,728

*In addition, Mr A J Weir has a non-beneficial interest in 33,375,891 deferred shares of 95 pence each which he holds on behalf of the Company following the capital reorganisation in April 2003.

(i)	Dr P J Fellner holds share options over 2,670,071 shares, which together with his holding of 63,888 shares, represents 1.37 per cent of the issued share capital.

(ii)	Dr J B Hutchison holds share options over 831,947 shares, which together with his holding of 45,757 shares, represents 0.44 per cent of the issued share capital.

(iii)	S J Sturge holds share options over 2,036,534 shares, which together with his holding of 56,435 shares, represents 1.05 per cent of the issued share capital.

(iv)	A J Weir holds share options over 1,142,930 shares, which together with his holding of 66,095 shares, represents 0.61 per cent of the issued share capital. In addition, Mr Weir is the holder of 33,375,891 deferred shares of 95 pence each that result from the capital reorganization in April 2003. The deferred shares are only of negligible monetary value.

(v)	J A D Slater holds share options over 713,353 shares, which together with his holding of 21,965 shares, represents 0.37 per cent of the issued share capital.

As far as is known to the Company and subject to the disclosure provided under Item 8D. Financial information Significant Changes, it is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change of its control.

B     Related Party Transactions

There have been no material transactions during the last three years to which any Director or officer, any relative or spouse thereof or any five per cent shareholder, was a party, or had a direct or indirect interest, and no such transactions are presently proposed. No Director or officer of the Company, or any associate thereof, was indebted to the Company or any of its subsidiaries at any time during the last three years. Each of Dr P J Fellner, Mr S J Sturge, Mr A J Weir, Mr J A D Slater and Dr J B Hutchison has a service agreement with Vernalis plc, as did Mr T Edwards and Mr P B Worrall during his term of office. Following Mr T Edwards’ resignation from the Board on September 10, 2003, he was paid £150,000 in respect of consultancy provided to the Company. See also item 6F “Directors, Senior Management and Employees — Share Options — Option Deed in respect of the Chairman”.

C     Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

The information provided under Item 8A relates to Vernalis plc and its subsidiaries for the transition period (ended December 31, 2003) and the three fiscal years ended April 30, 2002, April 30, 2003, and December 31, 2004 respectively. Under UK GAAP, the merger of British Biotech plc and Vernalis Group plc has been accounted for as a ‘merger of equals’ (pooling of interests). In accordance with this treatment the prior year comparatives have been restated to include the results and balances of Vernalis Group plc. Under US GAAP, the transaction has been accounted as an acquisition of Vernalis Group plc by the Company under purchase accounting.

Vernalis plc

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

D     Significant Changes

See item 4A, Information on the Company — History and Development of the Company — Important Events Since April 30, 2004.

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

At April 29, 2005, there were a total of 22,441 record holders of the Company’s Ordinary Shares, including those represented by ADRs, of which 20 had registered addresses in the US and held a total of 5,634,374 Ordinary Shares (2.83 per cent of the total outstanding shares of the Company). At April 29, 2005 there were 1,451,311 ADRs equivalent to 2,902,622 Ordinary Shares held of record by 22 ADR holders. Since certain of the Company’s Ordinary Shares and ADRs are held by nominees, the number of holders of record may not be representative of the number of beneficial owners.

The following table shows, for the years and months indicated, the reported high and low sales prices (in pence) for the Ordinary Shares on the Exchange, based on its Daily Official List, and the highest and lowest sales prices (in dollars) for ADSs as reported by NASDAQ.

On April 29, 2005, the last sales price on the London Stock Exchange was 66p per Ordinary Share and $2.42 per ADR on NASDAQ.

Vernalis plc

	Pence per Ordinary Share		US$ per ADS
Financial year end	High	Low	High	Low

April 30, 2000	945	300	8.31	2.38
April 30, 2001	605	365	4.31	2.50
April 30, 2002	605	210	4.31	1.48
April 30, 2003	250	44	7.16	1.50
Eight months ended December 31, 2003	84	57	3.00	1.86
December 31, 2004	95.86	46.94	4.14	1.64

Financial year ended April 30, 2002

First quarter	460	360	3.60	2.50
Second quarter	425	270	3.00	1.85
Third quarter	375	315	2.76	2.25
Fourth quarter	605	210	4.31	1.48

Financial year ended April 30, 2003

First quarter	250	210	7.16	3.00
Second quarter	138	44	4.15	1.60
Third quarter	105	50	3.32	1.50
Fourth quarter	87.5	59	2.79	1.67

Eight months ended December 31, 2003

First half (to August 31, 2003)	80.5	57	2.58	1.86
Second half (to December 31, 2003)	84	70	3.00	2.05

Financial year ending December 31, 2004

First quarter	69.67	54.85	2.90	2.10
Second quarter	75.6	47.44	3.049	1.78
Third quarter	95.86	46.94	4.14	1.64
Fourth quarter	88.45	80.54	3.629	2.80

Financial year ending December 31, 2005

First quarter	87.46	69.5	4.14	1.64

Last six months

November 2004	85.98	80.54	3.10	2.84
December 2004	88.45	84.5	3.629	2.904
January 2005	87.46	83.51	3.26	2.82
February 2005	84	73.13	3.25	2.80
March 2005	77	69.5	3.09	2.39
April 2005	71.5	66	2.60	2.34

ITEM 10.     ADDITIONAL INFORMATION

Information provided under this Item reflects the Group as of the date of the filing, other than information under Item B describing the development of share capital of British Biotech plc prior to the merger with Vernalis Group (under UK merger accounting) and certain historical tax analysis also relating to British Biotech plc.

Vernalis plc

A     Share Capital

The Company raised funds through venture capital in 1986 and 1988, two private placements of its equity securities, an initial public offering in July 1992, a rights issue in May 1994 (the 1994 Rights Issue), the conversion of warrants between December 1995 and January 1996 and a rights issue in July 1996 (the 1996 Rights Issue). Between December 11, 1995 and January 31, 1996, all 9,052,770 issued warrants were converted into Ordinary Shares on a one-for-one basis for a total consideration of £47,527,000 before expenses. In July 1996, 7,246,524 Ordinary Shares were issued by way of rights to shareholders on a one-for- eight basis for a total consideration before expenses of £148,554,000. In August 1996, 587,036,718 Ordinary Shares were issued by way of the nine-for-one Capitalisation issue, which had the effect of reducing the Company’s Ordinary Share price to approximately one tenth of its previous level. In April 2003 the Company undertook a capital reorganisation. 20 ‘Old’ Ordinary shares of 5 pence were consolidated into one Intermediate Ordinary share of £1. The consolidation of ‘Old’ ordinary Shares into intermediate Ordinary shares was immediately followed by a share capital subdivision as follows. Each Intermediate Ordinary share was subdivided into one ‘New’ Ordinary share of 5 pence and one Deferred share of 95 pence.

On April 23, 2003 the Company issued 33,375,889 ‘New’ Ordinary shares of 5p each in respect of the acquisition of RiboTargets. Between September 1 and November 4, 2003 the Company issued 75,375,103 new Ordinary 5p shares with a nominal value of £3,768,755 to Vernalis Group plc shareholders in consideration for their shares in Vernalis Group plc under the terms of the merger, which was approved by shareholders on September 1, 2003.

B     Memorandum and Articles of Association

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

Articles of Association

The Articles of Association contain, inter alia, provisions to the following effect.

(a)	Transfer

The issued and unissued ordinary shares of 5 pence each in the capital of the Company were made eligible for settlement in CREST by means of a resolution of the board dated July 9, 1996, as contemplated by the Uncertificated Securities Regulations 1995 and effective under the CREST Regulations. Existing Ordinary Shares can therefore be held in registered (certificated or uncertificated) form.

Any shareholder may effect the transfer of some or all his certificated shares by an instrument of transfer in writing in the usual form or in any other form approved by the directors or, in the case of uncertificated shares, in accordance with the CREST Regulations.

The share transfer form must be signed by or on behalf of the transferor and, in the case of a partly paid share, also on behalf of the transferee. The transferor will continue to be treated as a shareholder until the name of the transferee is entered in the register of members for the relevant share or shares.

The directors may, without giving any reason, refuse to register any transfer of shares which are:

(a)	Not fully paid provided that, if any of these shares have been admitted to the Official List of the London Stock Exchange, this does not stop dealings in the shares from taking place on an open and proper basis;

(b)	In respect of more than one class of share;

(c)	For certificated and uncertificated shares, if to joint transferees, in favour of more than four such transferees; and

(d)	For certificated shares, not delivered to the office, or any other place decided on by the directors and accompanied by the relevant share certificate and such other evidence as to the transferors’ right to transfer as the directors may reasonably require.

Vernalis plc

The board may also refuse to register a transfer of uncertificated shares in accordance with the CREST Regulations.

If the directors decide not to register a share transfer, they must no later than two months after the transfer or the relevant operator-instruction was received, in each case by Vernalis, send notice of the refusal to the transferee.

(b)	Voting rights

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

(c)	Dividends

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

Any dividend which remains unclaimed for 12 years from the date when it was declared or became due for payment, shall be forfeited and go back to the Company.

The board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders the right to elect to receive ordinary shares instead of some or all of their cash (a ‘‘scrip dividend’’).

Upon the recommendation of the directors, the Company may by ordinary resolution direct that a dividend be satisfied wholly or partly by the distribution of specific assets (in particular, paid up shares or debentures of any other company). Where any difficulty arises with regard to the distribution, the directors may resolve it as they think fit and in particular (but without limitation) may authorise any person to sell and transfer any fraction (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the basis of that value in order to adjust the rights of members, and may vest any assets in trustees.

(d)	Distribution of assets on a winding up

If the Company is wound up the liquidator may, with the sanction of a resolution divide among the shareholders (the division among shareholders to be decided upon by the liquidator) in kind the whole or any part of the assets of Vernalis whether the assets consist of property of one or different kinds and at such property value as the liquidator deems fair. With the like sanction the liquidator may vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he may determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

Vernalis plc

(e)	Alteration of share capital

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

The Company may by resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way. The Company may, subject to the Companies Act, the rules of the London Stock Exchange (if applicable) and to any special rights previously given to holders of existing shares, purchase any of its own shares (including redeemable shares).

If recommended by the directors, the Company can by ordinary resolution capitalise any sum which is part of the Company’s reserves or which the Company is holding as net profits.

Subject to the Companies Act and any resolution of the Company, the directors may decide how to deal with any unissued shares. They may, for instance, offer the shares for sale, grant options to acquire them, allot them or otherwise dispose of them.

(f)	Restrictions on shareholders

If any shareholder or any other person who the Company has reasonable cause to believe has an interest in the Company’s shares has been duly served with a statutory notice and has not, within 14 days, provided details of those who have an interest and the extent of their interest in that particular shareholding, the Company may send out a further notice to the shareholder (a ‘‘restriction notice’’) to direct that in respect of the shares in relation to which the default occurred (the ‘‘identified shares’’) (which expression shall include any further shares which are issued in respect of such shares) the shareholder shall not be entitled to attend or vote either personally or by proxy at a general meeting of the Company or a meeting of the holders of any class of shares or to exercise any other right in relation to general meetings of Vernalis or meeting of the holders of any class of shares.

Where the identified shares represent 0.25 per cent. or more (in nominal value or number) of the issued shares of a class then the restriction notice may additionally direct that any dividend (or part thereof) or other money which would otherwise be payable in respect of the identified shares shall be withheld without any liability to pay interest thereon when such money is finally paid to the shareholder and/or that a transfer of any of the identified shares in certificated form and, as far as permitted by the CREST Regulations, any of the identified shares in uncertificated form is prohibited, unless the directors are satisfied that they have been sold outright to an independent third party. Any sale through the London Stock Exchange or other stock exchange or acceptance of a takeover offer will be treated as an outright sale to an independent third party.

(g)	Variation of rights

Subject to the Companies Act and to special rights previously given to holders of existing shares, Vernalis may issue shares with any rights or restrictions attached to them. Rights or restrictions can be decided upon by either an ordinary resolution or as long as there is no conflict with any resolution, by the directors.

Subject to the Companies Act, the rights attached to any class of shares may be changed or abrogated, with the written approval of shareholders holding at least three quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the relevant class of shares.

The provisions of the Articles of Association relating to general meetings will apply to any such separate class meeting except that:

(i)	The necessary quorum is two shareholders present in person or by proxy who own at least one third in nominal value of the issued shares of the class;

(ii)	If at an adjourned meeting, a quorum as defined above is not present, one person who holds shares of the class, or his proxy, will be a quorum;

Vernalis plc

(iii)	Any shareholder who is present in person or by proxy can demand a poll at which every shareholder who is present in person or by proxy is entitled to one vote for every share he has of the class (but this is subject to any special rights or restrictions which are attached to any class of shares).

(h)	Directors

Number
Subject to the passing of an ordinary resolution changing the provisions in the Articles of Association, there must be at least two directors and not more than 20 (disregarding alternative directors).

Age
No person will be appointed a director or be required to stop being a director because he has reached a particular age. However, any person who is age 70 or over must retire in accordance with the Articles of Association. Notice of a meeting at which a resolution will be proposed to re-appoint or appoint a director who is age 70 or more must state the fact that the relevant director is aged 70 or more.

Appointment
Directors may be appointed by ordinary resolution or by the board of Vernalis and a director need not be a Shareholder. A director appointed by the board of Vernalis holds office only until the next following annual general meeting and is not taken into account in determining the directors who are to retire by rotation at that meeting.

Removal
In addition to any power to remove directors under the Companies Act, the Company may pass a Resolution to remove a director from office even though his time in office has not ended and may (subject to the Articles of Association) elect a person to replace a director who has been removed in this way by passing an ordinary resolution.

Retirement by rotation
At every annual general meeting, one third of the directors will retire by rotation and be eligible for re-election. If one-third is not a whole number, the number of directors to retire is the number nearest to and less than one third. If there are less than three directors, they will all retire. The directors to retire will be those who have been directors longest since they were last elected. If there are directors who were last elected on the same date, and they cannot agree who is to retire, they must draw lots to decide. In addition, any director who would not otherwise be required to retire by rotation must retire by rotation at the third annual general meeting since his last appointment or re-appointment. Any director age 70 or more must retire by rotation.

Eligibility
Only the following may be elected as directors at a general meeting:

(i)	directors retiring at that meeting;

(ii)	anyone recommenced by the directors; and

(iii)	anyone nominated by a shareholder (not being the person nominated) entitled to vote at the meeting who has delivered to the office of the Company between 7 and 42 days before the meeting a letter stating that he intends to nominate another person for election as director and written confirmation from the nominee that he is willing to be elected.

Remuneration
The total fees paid to all of the directors must not exceed £400,000 per annum or such other higher amount as may from time to time be decided by ordinary resolution. Any director who performs any special or extra services for Vernalis is entitled to receive special pay (whether by way of salary, lump sum or a combination or in any other way, paid as well as or instead of his ordinary pay as a director) as the board of Vernalis or a committee thereof may decide. Each director may be paid reasonable expenses incurred in attending and returning from board meetings, committee meetings, general meetings or otherwise properly and reasonably incurred in connection with Vernalis’ business or in the performance of his duties as a director.

Pensions and gratuities for directors
The board of Vernalis or any committee thereof may provide pensions or other benefits to any director or former director of the Company, or any relation or dependent of such person. However, if the directors want to provide a benefit to a director or former director who has not held an executive post or place of profit in the Company or in a subsidiary undertaking of the Company or in any former owner of the business of the Company or any subsidiary undertaking of the Company, the Company must also pass an ordinary resolution to approve such payment.

Permitted interests—Subject to the provisions of the Companies Act and provided that a director discloses the nature and extent of his interest to the board, a director can do any one or more of the following:

Vernalis plc

(i)	have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving the Company or another company in which the Company has some interest;

(ii)	alone or through some firm with which he is associated, do paid professional work for the Company (other than as auditor);

(iii)	hold any other position (other than auditor) in the Company as well as being a director; and,

(iv)	hold any position within, or be a shareholder of, any other Company in which the Company has an interest

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

Subject to the Articles of Association, a director cannot vote, and be counted in a quorum, on any resolution relating to any contract, transaction, arrangement or other proposal in which he (or a person connected with him) knowingly has a material interest unless the only material interest falls within one of the following:

(i)	a resolution about giving him (the director concerned), or any other person, any security or any indemnity for any money which he, or that other person, has lent at the request, or for the benefit of, the Company, any of its holding companies or any of its subsidiary undertakings.

(ii)	a resolution about giving him (the director concerned), or any other person, any security or any indemnity for any liability which he, or that other person, has incurred at the request, or for the benefit of, the Company, any of its holding companies or any of its subsidiary undertakings;

(iii)	a resolution about giving any security or any indemnity to any other person for a debt or obligation which is owed by the Company, any of its holding companies or any of its subsidiary undertakings, to that other person, if the director has taken responsibility for some or all of that debt or obligation. The director can take this responsibility by giving a guarantee, indemnity or security;

(iv)	a resolution about any proposal relating to an offer of any shares or debentures or other securities for subscription or purchase by the Company, any of its holding companies or any of its subsidiary undertakings, if the director takes part because he is a holder of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

(v)	a resolution about any proposal involving any other company if the director (together with any person connected with the director), has a direct or indirect interest of any kind (including an interest by holding any position in that company, or by being a shareholder of that company). This does not apply if he knows that he and any persons connected with him hold an interest in shares representing one per cent. or more of: I. any class of equity share capital of that company; or II. the voting rights in that company. Any of these interests of one per cent. or more are treated as being a material interest;

(vi)	any arrangement for the benefit of employees of the Company, any of its holding companies or any of its subsidiary undertakings which only gives him benefits which are also generally given to the employees to whom the arrangement relates; or

(vii)	a resolution about any proposal relating to any insurance which the Company can buy and renew for the benefit of directors or of a group of people which includes directors.

Benefit of employees
The directors may exercise powers to make provision for the benefit of employees or former employees of the Company or any of its subsidiaries in connection with the cessation or transfer of the whole or part of the business of the Company or that subsidiary.

(i)	Borrowings

(i)	The directors may exercise all the Company’s powers to borrow money; to mortgage or charge all or any of the Company’s undertaking, property and assets (present and future) and uncalled capital, to issue debentures and other securities; and to give security for any debt, liability or obligation of the Company or of any third party.

Vernalis plc

(ii)	The directors will limit the total borrowings of the Company and, so far as they are able, its subsidiary undertakings to ensure the total amount of the Group’s borrowing does not exceed the greater of £50,000,000 and 1.5 times the Company’s adjusted capital and reserves unless the Company by ordinary resolution allows borrowings to exceed such limit. Any borrowings owed by one member of the Group to another will not be taken into account for the purposes of the calculation of the Group’s total borrowings. The Company’s adjusted capital and reserves are determined (based on its latest audited balance sheet) by adding the amount paid up on the Company’s issued share capital to the amount of its reserves then deducting any debit balance on profit and loss account (if such a deduction has not already been made on that account) and making any adjustments needed to reflect any changes since the date of the latest audited balance sheet to the amount of paid up share capital, share premium account or capital redemption reserve.

(j)	Shareholders’ Meetings

Subject to the provisions of the Companies Act, the annual general meeting is held at such time as the board of Vernalis may determine. The board of Vernalis may call extraordinary general meetings at any time. At general meetings of Vernalis two members present in person and who are entitled to vote is a quorum, except in the case of adjourned meetings where a quorum is one member present in person or by proxy. Notice periods and the majorities required for the passing of resolutions are those provided for under the Companies Act.

(k)	Untraced shareholders

The Company may sell any certificated shares by instructing a member of the London Stock Exchange to sell them at the best price reasonably obtainable at the time of sale, if:

(i)	During the 12 years before the earliest of the notices referred to in (ii) below, at least three dividends have become payable on the shares and no dividend has been claimed during that period; (ii) After the 12 year period, the Company has published a notice, stating that it intends to sell the shares in a national newspaper in the United Kingdom and in a local newspaper appearing in the area in the United Kingdom which includes the address held by the Company for serving notices relating to those shares;

(ii)	During the 12 year period and for three months after the last of the notices referred to in above appear, the Company has not heard from the shareholder or any person entitled to the shares by law; and

(iii)	The Company has notified the London Stock Exchange that it intends to sell the shares.

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

After the sale, the Company must record the name of the shareholder, of (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts. The Company will not be a trustee of the money and will not be liable to pay interest on it. The Company can use the money, and any money earned by using the money, for its business or in any other way that the directors decide, but the money cannot be invested in the Company’s shares or in the shares of any holding company of the Company.

Rights attaching to the Deferred Shares

The following is a summary of the rights which attach to the Deferred Shares:

(a) Income

The Deferred Shares carry no rights to participate in the profits of the Company.

(b) Capital

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

Vernalis plc

(c) Attendance and voting at general meetings

The holders of the Deferred Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting.

(d) Form

The Deferred Shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable, save as referred to below or with the written consent of the directors.

(e) Class rights

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

A reduction by the Company of the capital paid up on the Deferred Shares shall be in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose and the Company shall be authorised at any time to reduce its capital (subject to and in accordance with the Companies Act) and without obtaining the consent of the holders of the Deferred Shares.

(f) Company’s rights

The Company has the irrevocable authority at any time to do all or any of the following without obtaining the sanction of the holder or holders of the Deferred Shares:

(i)	to appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all or any part thereof and/or an agreement to transfer the same (without making any payment therefore) to such person as the directors may determine (whether or not an officer of the Company) and who is willing to accept the same;

(ii)	to purchase all or any of the same in accordance with the Companies Act without obtaining the consent of the holders thereof and in consideration of the payment to each of the holders whose shares are purchased an amount equal to one pence in respect of all the Deferred Shares then being purchased from him;

(iii)	for the purposes of any such purchase under (ii) above, to appoint any person to execute on behalf of any holder of Deferred Shares a contract for the sale to the Company of any such Deferred Shares held by him; and

(iv)	to cancel all or any of the same so purchased under (ii) above in accordance with the Companies Act.

Upon or after the purchase of any Deferred Shares in accordance with this paragraph the board may consolidate and/or sub-divide and/or convert and/or reclassify the authorised Deferred Share capital of the Company existing following such purchase: (i) into shares of any other class of share capital into which the authorised share capital is or may at that time be divided of a like nominal amount as the shares of such other class; and/or (ii) into unclassified shares.

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

Vernalis plc

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

(c)	Undertaking

(i)	On March 21, 2003, in consideration for the Company agreeing to make the RiboTargets Offer, certain RiboTargets shareholders holding in aggregate 100 per cent of the issued RiboTargets B ordinary shares, 99.9 per cent of the issued RiboTargets A ordinary shares, and 100 per cent of the issued RiboTargets ordinary shares, entered into an undertaking (the Undertaking) to accept the RiboTargets Offer and granted warranties in favour of the Company in respect of their ownership of the RiboTargets shares. The Undertaking imposes restrictions on the ability of the (now, former) RiboTargets shareholders who are party to it to sell the shares in the Company which they received in connection with the RiboTargets Offer (Lock-up Shares) without the Company’s prior approval. Each (now, former) RiboTargets shareholder that entered into the Undertaking:

(a)	may not dispose of any its Lock-up Shares at any time during the period of six calendar months following April 23, 2003 (the Initial Lock-up Period);

(b)	subject as described in (ii) below, during the period of eight calendar months after the Initial Lock-up Period has expired (the Interim Lock-up Period) must:

(x)	notify the Company or its nominated broker (currently Cazenove) in writing prior to the disposal of any Lock-up Shares; and

(y)	must not dispose of any Lock-up Shares other than through the Company’s nominated broker.

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

Vernalis plc

(d)	by acceptance of a general offer made for all the issued share capital of the Company, provided such offer is recommended by the board of directors of the Company.

(d)	Placing and Open Offer Agreement

A Placing and Open Offer Agreement dated May 1, 2003 was signed between Cazenove & Co. Ltd and the Company under which Cazenove agreed to act as agent for the Company to procure Placees, or failing that, to subscribe themselves for the New Ordinary Shares at the Offer Price and to make an Open Offer of the New Company Shares to Qualifying Shareholders. The Placing and Open Offer was approved at the Extraordinary General Meeting on May 28, 2003 and raised £16 million (before expenses) by way of a fully underwritten Placing and Open Offer of 44,444,445 new ordinary shares.

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

The Offer became wholly unconditional on September 1, 2003 and closed on September 23, 2003. Vernalis Group Limited is now a subsidiary of the Company. The procedure for the compulsory acquisition of the final outstanding minority interests in Vernalis Group plc has been completed and Vernalis Group Limited is now a wholly owned subsidiary of the Company. Based upon the Company’s mid-market closing price of 64.5 pence on July 24, 2003 (the last business day prior to the Offer being posted), the total value of the Offer was approximately £48.6 million.

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

Vernalis have also signed a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis will supply Menarini with the finished packed product ready for sale. Vernalis receives revenue on supply of product and also from royalties. For additional information, see above Item 4D “Information on the Company–Commercial Collaborations” under “Menarini (Frovatriptan)”.

Vernalis plc

(i)	Second Amending Agreement dated November 27, 2000, and Third Amending Agreement dated March 1, 2004, both amending the Frovatriptan Development and Sublicense Agreement with SmithKline Beecham

In December 2000, SmithKline Beecham waived all of its rights to royalties on sales of frovatriptan in return for a series of five $5 million cash payments by Vernalis. For additional information, see above Item 4D “Information on the Company–Commercial Collaborations” under “SmithKline Beecham (Frovatriptan)”. By an amendment of March 1, 2004, the agreement was varied in respect of the payment of the second $5 million milestone payment originally payable in September 2003. This amount was deferred, with $2.5 million paid in March 2004 and $2.5 million paid in September 2004.

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

In the first quarter of 2002 Elan appointed UCB as its co-promotion partner for frovatriptan in the US market. The co-promotion agreement was between Elan and UCB and Vernalis had no contractual relationship directly with UCB. In conjunction with the appointment of UCB, Vernalis agreed to revised commercial arrangements with Elan. Under the new terms, Elan forgave the full amount of its loan to Vernalis, including accrued interest, and accelerated a $5.4 million sales milestone payment due under the restated 1998 license agreement to 30 days following the US launch. In return, Vernalis would have received royalties at a reduced rate on US sales up to a pre-determined level during the launch phase and early years of marketing of frovatriptan. At the end of an initial three-year period following the US launch of frovatriptan, Elan would have had an option to extend the reduced royalty period by up to four years by making an additional lump sum payment to Vernalis. This payment replaced the second sales milestone payment due under the 1998 license agreement.

(k)	Agreement for the Sale and Purchase of Elan’s rights to frovatriptan in North America by Vernalis, dated March 30, 2004

Purchase of Frovatriptan Rights and termination of License Agreement/Development Agreement
Under the Agreement, Vernalis Development Limited agreed to buy from the Elan group companies (“Sellers”) all of the Sellers’ rights and assets relating to frovatriptan in North America. Also, under the terms of the Agreement, the License Agreement and Development Agreement between the parties was terminated.

Consideration
The aggregate consideration payable by Vernalis Development Limited in respect of the acquisition of rights and assets was $50 million in cash (of which $5 million was paid on completion of the agreement) subsequently renegotiated to $44 million, plus a further amount for the frovatriptan inventory held by Elan on May 18, 2004. Such inventory was audited and valued by Vernalis’ Accountants at $4.5 million.

The inventory payment was due to be paid on the earlier of December 31, 2004 or the completion of an equity funding by Vernalis Development Limited. The remainder of the consideration (other than that paid and that for inventory) was due to be paid in accordance with the following timescale:

(a)	$20 million on December 31, 2004; and

(b)	$25 million on December 31, 2005.

However, the remainder of the consideration which was renegotiated in respect of early settlement to $39 million, plus the inventory cost of $4.5 million, was paid to Elan on August 24, 2004.

Warranties and indemnities
The Sellers made certain warranties about the assets and contracts acquired by Vernalis as part of the transaction. The Sellers’ liability under the warranties is limited to $25 million and no liability arises until total claims exceed $500,000. The Sellers’ liability under the warranties expires on December 31, 2005.

Vernalis plc

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

Guarantee and security
Vernalis guaranteed Vernalis Development Limited’s obligations to the Sellers under the Agreement (the principal of which was the obligation to pay the consideration) and guarantees Vernalis Development Limited’s obligations under the Transitional Services Agreement.

Transfer of Product Registrations
The current FDA approval for frovatriptan was transferred to Vernalis Development Limited by the Sellers. The Sellers also transferred the Investigational New Drug Application encompassing, amongst other things, the identification of the intention to study the use of frovatriptan for the proposed MRM indication, and the application for approval of frovatriptan in Canada.

Governing law and jurisdiction
The Agreement is subject to the laws of England and Wales and the jurisdiction of the courts of England.

(l)	Transitional Services Agreement between Elan Corporation PLC, Elan Pharmaceuticals Inc, Elan Pharma Limited and Vernalis Development Limited, dated May 18, 2004

Elan continues to provide certain transitional services in relation to frovatriptan that it is obliged to provide for up to 12 months following completion of the Transitional Services Agreement, that is until May 18, 2005. The obligation to provide certain other services for up to six months expired on November 18, 2004. The services that were or continue to be provided for the 12 month period include: adverse drug experience data management; medical enquiries; medical monitoring; returns, rebates and chargebacks; and financial accounting. The services that were provided for six months included: quality assurance; product quality complaints; supply chain management; assistance with the FDA and Health Canada interactions; and management of contracts with managed care organisations.

No fee was payable by Vernalis Development Limited for any service that was provided by Elan during the first six months following May 18, 2004. Vernalis Development Limited reimburses Elan for the costs of providing the services for the second six month period up to May 18, 2005 in respect of rebates, returns and chargebacks. This sum is based on the number of staff providing the service on typical pharmaceutical industry rates for providing such services.

(m)	Floating Charge between Vernalis Development Limited and Elan Pharma International Limited, dated May 18, 2004

Charge
In respect of Vernalis Development Limited’s payment obligations under the Agreement (the Secured Obligations) Vernalis Development Limited had granted Elan a first floating charge over monetary claims relating to frovatriptan from or in relation to North America (the Charged Property).

Crystallisation
The floating charge was automatically convertible into a fixed charge over the Charged Property on a default by Vernalis Development Limited of the Secured Obligations or on the insolvency of Vernalis.

Termination/Discharge
The floating charge was discharged on early settlement of sums due under the Agreement.

(n)	Licence Agreement between Vernalis Development Limited and Endo Pharmaceuticals Inc. dated July 14, 2004.

On July 14, 2004, Vernalis Development Limited (“Vernalis”) entered into an agreement granting an exclusive licence of its rights and assets relating to frovatriptan in North America (re-acquired from Elan) to Endo Pharmaceuticals Inc (“Endo”). The conditions precedent to the Licence Agreement were fulfilled and closing achieved on August 17, 2004.

Vernalis plc

In consideration of the licence, Endo paid an upfront licence fee of $30 million and a further amount of $3 million for frovatriptan inventory acquired by Vernalis from Elan. Endo will also make to Vernalis two unconditional payments of $15 million on the first and second anniversary of closing of the Licence Agreement and will also make a payment of $40 million on FDA approval of the use of frovatriptan as a prophylactic treatment for (MRM), currently in Phase III clinical development, and various milestone payments upon the achievement of certain sales thresholds starting with a milestone of $10 million upon reaching $200 million net annual sales. Starting on January 1, 2007, Endo will also pay tiered royalties on net sales of frovatriptan from 20% if FDA approval of the MRM indication is obtained.

Under the terms of the Licence Agreement: -

•	Product registrations for frovatriptan and the Investigational New Drug Application in respect of the MRM study are transferred to Endo.

•	Endo is committed to specified minimum levels of commitment in respect of marketing frovatriptan, both during the initial years of the agreement and following MRM approval.

•	Vernalis will continue to conduct and control the MRM clinical development program as sponsor.

•	Vernalis has secured the option to co-promote frovatriptan in the United States with effect from January 1, 2006. If the option is exercised, a portion of the cost of a specified number of details over a five-year period will be funded by Endo. Endo shall also support the Vernalis salesforce by the provision of marketing materials and training for the period. The co-promotion option gives Vernalis the opportunity to detail other prospective central nervous system products alongside frovatriptan.

The obligations of Vernalis under the License Agreement are guaranteed by Vernalis plc

(o)	Loan Agreement between Vernalis plc, Vernalis Development Limited and Endo Pharmaceuticals Inc., dated July 14, 2004

On July 14, 2004, Vernalis Development Limited, as Borrower, and Vernalis plc, as Parent, entered into a Loan Agreement with Endo, pursuant to which Endo provided the Borrower with a loan of $50 million (“The Loan”), drawn down by the Borrower on closing of the Licence Agreement .

The terms of the Loan Agreement provide for the Loan to be applied to discharge all amounts owing to Elan Pharma International Limited, by both Borrower and Parent, at the draw down date, thereby discharging the Floating Charge between the Borrower and Elan Pharma International Limited dated May 18, 2004. The balance of the Loan is available for general corporate purposes.

Interest, at a rate of 5% per annum, is payable on the Loan semi-annually in arrears. The Borrower has the option to defer payment of interest and increase the Loan outstanding each time interest payment becomes due.

The Loan is secured against revenues receivable by the Borrower under the Licence Agreement. At Endo’s election, Endo are able to offset $20 million of the MRM milestone and 50% of royalties to be paid to the Borrower under the Licence Agreement, in repayment of the Loan. To the extent not previously repaid, the Loan is due to be repaid in full after 5 years.

(p)	Deed of Release between Vernalis Development Limited and Elan Pharma International Ltd., dated August 24, 2004

On August 24, 2004, Elan executed a Deed of Release in respect of the Floating Charge dated May 18, 2004 as a consequence of payment by Vernalis of the sum of $39 million, the sum renegotiated by Vernalis Development Limited in respect of early settlement by Vernalis of its obligations under the Sale and Purchase Agreement and payment of $4.5 million for inventory stock.

(q)	Placing and Open Offer Agreement

A Placing and Open Offer Agreement dated February 24, 2005 was signed between Nomura International plc, Cazenove & Co. Ltd, J.P. Morgan plc and the Company under which Nomura and Cazenove agreed to act as agents for the Company to procure Placees, or failing that, to subscribe themselves for the New Ordinary Shares at the Offer Price and to make an Open Offer of the New Company Shares to Qualifying Shareholders. The Placing and Open Offer was approved at the Extraordinary General Meeting on March 21, 2005 and raised £30.3 million (before expenses) by way of a fully underwritten Placing and Open Offer of 43,250,107 new ordinary shares.

Vernalis plc

D     Exchange Controls and other Limitations Affecting Security Holders

There are currently no UK foreign exchange control restrictions.

There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote on the Group’s Ordinary Shares.

E     Taxation

This section discusses certain material US Federal income tax and UK tax consequences generally applicable to ownership of ADSs or Ordinary Shares not in ADS form by a US holder (as defined below) that is not resident in the UK, for the purposes of the Old Treaty and the New Treaty (as defined below). It applies only to US holders that hold the ADSs or Ordinary Shares as capital assets for US tax purposes. This section does not apply to a US holder that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for his securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10 per cent or more of the stock of the Company, a person that holds ADSs or Ordinary Shares as part of a straddle or a hedging or conversion transaction, a person whose functional currency is not the US dollar and holders who acquired the Ordinary Shares or ADSs as compensation.

This summary is based on the US Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and on the UK tax law and UK Inland Revenue practice all as currently in effect as of the date of this document, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains as entered into force in 1980 (the “Old Treaty”), the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains entered in force March 31, 2003 (the “New Treaty”), and the Estate and Gift Tax Treaty Between the United Kingdom and the United States (the “Estate and Gift Tax Treaty”). These laws are subject to change, possibly on a retroactive basis.

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

This summary is also based in part on representations of the US Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement between Vernalis, the Bank of New York as Depositary and all owners from time to time of ADRs issued thereunder dated July 7, 1992, amended and restated as of August 5, 1996 and amended and restated as of December 13, 2002 and any related agreement, will be performed in accordance with its terms.

A US holder is a beneficial owner of ADSs or Ordinary Shares that is for US Federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to US Federal income tax regardless of its source, or

•	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

US holders should consult their own tax advisers regarding the US Federal, state and local and the UK and other tax consequences of owning and disposing of the ADSs or Ordinary Shares in their particular circumstances and in particular whether they are eligible for the benefits of the Old Treaty and the New Treaty.

In general and taking into account earlier assumptions, for US Federal income tax and United Kingdom tax purposes, if a US holder holds ADRs evidencing ADSs, the holder will be treated as the owner of the Ordinary Shares represented by those ADRs. Accordingly, except as noted below, the tax consequences discussed below apply equally to US holders of ADRs and to US holders of Ordinary Shares not in ADR form, and exchanges of Ordinary Shares for ADRs and ADRs for Ordinary Shares generally will not be subject to US Federal income tax or to UK tax.

Vernalis plc

United Kingdom Taxation

Taxation of Dividends

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

Taxation of Capital Gains

A US holder who is not resident or ordinarily resident in the UK for UK tax purposes will not normally be liable for UK tax on capital gains realised or accrued on the sale or other disposal of Ordinary Shares or ADSs unless such Ordinary Shares or ADSs are held in connection with a trade, profession or vocation carried on by such US holder in the UK through a branch or agency and the Ordinary Shares or the ADSs are, or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency.

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

Vernalis plc

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

United States Federal Income Taxation

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a US holder is subject to US Federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits, as determined for US Federal income tax purposes (although, to the extent that the PFIC rules apply, they materially alter this treatment). A US holder that is eligible for the benefits of the Old Treaty may include in the gross amount of any dividend payment the UK tax withheld from the dividend payment pursuant to the Old Treaty, as described above in “United Kingdom Taxation.” Subject to certain limitations, the UK tax withheld in accordance with the Old Treaty and effectively paid over to the UK Inland Revenue will be creditable against the US holder’s US Federal income tax liability, if the US holder is eligible for the benefits of the Old Treaty and has appropriately filed Internal Revenue Form 8833. Under the New Treaty, a US holder will not be entitled to a UK tax refund, but also will not be subject to UK withholding tax. In that case, the US holder will include in income for US Federal income tax purposes only the amount of the dividend actually received from the Company, and the receipt of a dividend will not entitle the US holder to a foreign tax credit. The dividend is taxable to a US holder when he receives the dividend, actually or constructively.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on the US holder’s circumstances, be “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable.

Dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15 per cent if certain holding period requirements are met. It is not certain, however, that dividends paid by the Company would be qualified dividend income. See the discussion below under “Passive Foreign Investment Company Considerations.” Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

The amount of the dividend distribution that the US holder must include in his income is the US dollar value of the pound payment made, determined at the spot pound/US dollar rate on the date the dividend distribution is includible in the US holder’s income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the US holder includes the dividend payment in income to the date the US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for US Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the Ordinary Shares or ADSs, and thereafter as capital gain. No dividends received deduction will be allowed to US corporations with respect to dividends paid by the Company.

Special rules described below apply with respect to dividends distributed to a US holder during periods in which Ordinary Shares or ADSs are treated as stock of a PFIC.

Vernalis plc

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of his Ordinary Shares or ADSs will recognise capital gain or loss for US Federal income tax purposes equal to the difference between the US dollar value of the amount that the US holder realises and his tax basis, determined in US dollars, in his Ordinary Shares or ADSs (although, to the extent that the PFIC rules apply, they materially alter this treatment). Capital gain of a non-corporate US holder that is recognised before January 1, 2009 is generally taxed at a maximum rate of 15 per cent where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

The Company believes that, for the taxable year ending December 31, 2004, Ordinary Shares and ADSs should not be treated as stock of a PFIC for US Federal income tax purposes; however, the Company believes that Ordinary Shares and ADSs will be treated as stock of a PFIC for previous taxable periods, including for the taxable period ending December 31, 2003, and the Company believes that Ordinary Shares and ADSs may be treated as stock of a PFIC for the current or future taxable years. The conclusion that the Company is properly classified as a PFIC is a factual determination made annually and thus is subject to change. The Company will monitor its status and will, promptly following the end of each taxable year, notify shareholders if it believes that it is properly classified as a PFIC for that taxable year. A US holder’s Ordinary Shares or ADSs will be treated as stock in a PFIC if the Company was a PFIC which was not a qualified electing fund with respect to the US holder at any time during the US holder’s holding period in his Ordinary Shares or ADSs, even if the Company is not currently a PFIC, unless the US holder makes a deemed sale election, as described below. For purposes of this rule, if a US holder makes a mark-to-market election, as described below, with respect to his Ordinary Shares or ADSs, the US holder will be treated as having a new holding period in his Ordinary Shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applied.

The following is a general discussion of the PFIC rules applicable to US holders who hold Ordinary Shares or ADSs during any taxable year of the Company in which the Company is treated as a PFIC.

Under the PFIC rules, a US holder that does not make a “QEF election” or “mark-to-market election”, each as described below, is subject to special rules with respect to (a) any gain realised on the sale or other disposition of Ordinary Shares or ADSs and (b) any “excess distribution” by the Company to the US holder (generally, any distributions to the US holder in respect of the Ordinary Shares or ADSs during a single taxable year that are greater than 125 per cent of the average annual distributions received by the US holder in respect of the Ordinary Shares or ADSs during the three preceding taxable years or, if shorter, the US holder’s holding period for the Ordinary Shares or ADSs). Under these rules: (i) the gain or excess distribution would be allocated rateably over the US holder’s holding period for the Ordinary Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realised would be taxable as ordinary income, (iii) the amount allocated to each prior year for which the Company is treated as a PFIC, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of tax attributable to each such year.

The special PFIC tax rules described above will not apply to a US holder who makes an election to have the Company treated as a “qualified electing fund” (a “QEF election”) for the first taxable year in which the US holder owns Ordinary Shares or ADSs and for which the Company is treated as a PFIC, if the Company provides certain required information to holders. The election generally must be made with the US holder’s US Federal income tax return for the taxable year of the US holder that includes the last day of the first taxable year of the Company for which the Company is treated as a PFIC.

Once a US holder makes a QEF election, the election will apply to all subsequent taxable years of the US holder with respect to the Company, unless the US holder revokes the election with the consent of the Internal Revenue Service. The Company intends to provide registered shareholders, on request, with such information as may be required to make a QEF election effective.

A US holder that makes a QEF election will be currently taxable on his pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. These amounts of ordinary income will not be eligible for the favourable tax rates applicable to qualified dividend income, as described above. The US holder’s basis in the Ordinary Shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Ordinary Shares or ADSs and will not be taxed again as a distribution to the US holder. If the Company ceases to be a PFIC, a US holder that has made a valid QEF election will no longer be currently taxable on his pro rata share of the Company’s ordinary earnings and net capital gain.

Vernalis plc

In general, the special PFIC tax rules described above will also not apply to a US holder of “marketable stock” who makes an appropriate election to “mark-to-market” such stock (a “mark-to-market election”). The ADSs will be considered marketable stock for these purposes as long as the ADSs are traded on the NASDAQ, other than in de minimis quantities, on at least 15 days during each calendar quarter. However, there is no certainty that the Ordinary Shares will be considered marketable stock for these purposes unless and until the Internal Revenue Service designates the London Stock Exchange as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make such a designation.

A US holder that makes a mark-to-market election must include in each year for which the election applies, as ordinary income, an amount equal to the excess of the fair market value of the Ordinary Shares or ADSs at the close of the taxable year over the US holder’s adjusted basis in the Ordinary Shares or ADSs, and is allowed a deduction for any excess of the adjusted basis over the fair market value of the Ordinary Shares or ADSs, but only to the extent of previously included mark-to-market inclusions. These amounts of ordinary income will not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains, as described above. A US holder’s adjusted basis in the Ordinary Shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election, and any gain or loss on the disposition of Ordinary Shares or ADSs, while treated as stock of a PFIC, would generally be ordinary income or, to the extent of previously included mark-to-market inclusions, ordinary loss. An election to mark-to-market will apply to the taxable year for which made and for all subsequent taxable years unless the Ordinary Shares or ADSs cease to be marketable stock or the Secretary of the Treasury consents to the revocation of such election. A US holder will not include mark-to-market gain or loss with respect to Ordinary Shares or ADSs for any taxable year that the Ordinary Shares or ADSs are not treated as stock of a PFIC to the US holder.

A US holder that has not made a QEF or a mark-to-market election with respect to the Company will continue to be subject to the PFIC rules, even after the Company ceases to qualify as a PFIC, unless the US holder makes a “deemed sale election” under Section 1298(b)(1) of the Code. A US holder that makes a deemed sale election will be treated as if he had sold his Ordinary Shares or ADSs on the last day of the last taxable year of the Company in which the Company was a PFIC and will be required to recognise for Federal income tax purposes any gain (but not loss) realised on the deemed sale. A US holder that makes a deemed sale election will no longer be subject to the PFIC rules, unless the Company again becomes a PFIC. US holders that have not already made a QEF election with respect to the Company are advised to consult with their tax adviser as to the desirability of making a deemed sale election.

A deemed sale election may be made by filing an amended tax return for the taxable year that includes the last day of the last taxable year of the Company in which the Company was a PFIC, together with Form 8621 or a statement, prepared in accordance with Temporary US Treasury Regulation Section 1.1297-3T, reporting any gain or loss on the deemed sale. Gain recognised on the deemed sale will be allocated pro rata to each day in the US holder’s holding period for his Ordinary Shares or ADSs as of the last day of the last taxable year of the Company in which the Company was a PFIC, and will be taxed as ordinary income. Any gain allocated to a prior taxable year will be taxed at the highest marginal rate in effect for such year. In addition, the US holder will be required to pay interest on the tax due, based on the rates applicable to underpayments of tax in effect for the relevant taxable years. Loss on the deemed sale must be reported on Form 8621 but will not be recognised for Federal income tax purposes. A US holder that recognises gain pursuant to a deemed sale election will increase his basis in his Ordinary Shares or ADSs by the amount of the gain recognised. A deemed sale election must be made within 3 years of the due date, including extensions, of the US holder’s tax return for the taxable year that included the last day of the last taxable year of the Company in which the Company was a PFIC.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions. In general, these rules allocate creditable foreign taxes over the US holder’s holding period for the Ordinary Shares or ADSs and otherwise coordinate the foreign tax credit limitation rules with the PFIC rules.

In addition, notwithstanding any election a US holder makes with regard to the Ordinary Shares or ADSs, dividends received from the Company by the US holder will not constitute qualified dividend income to the holder if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends received by the US holder that do not constitute qualified dividend income are not eligible for the 15 per cent maximum rate applicable to qualified dividend income, as described above. Instead, the US holder must include the gross amount of any such dividend paid by the Company out of its accumulated earnings and profits (as determined for US Federal income tax purposes) in his gross income, and it will be subject to tax at rates applicable to ordinary income.

A US holder that owns Ordinary Shares or ADSs during any year that the Company is a PFIC with respect to him must file Internal Revenue Service Form 8621.

Vernalis plc

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

Details of Vernalis’s exposure to market risk and its management of risk are provided in Item 3. Risk Factors and Note 25 of the Consolidated Financial Statements which are incorporated herein by reference.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Vernalis plc

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

The management of Vernalis, including its Chief Executive Officer and Chief Financial Officer has evaluated, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined under Securities and Exchange Commission rules) as at December 31, 2004. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2004. During the period covered by this Annual Report there were no changes in connection with the Company’s internal controls over financial reporting, nor were any changes identified that had, or may reasonably have been expected to have, a material effect on internal controls over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Ms C C Ferguson, who the Board considers to be independent, qualifies as an audit committee financial expert, as such term is defined for purposes of this Item 16A. In order to further supplement her skills specific advisers and experts will continue to be engaged to provide independent advice to her as well as to the management and other members of the committee.

ITEM 16B.     CODE OF ETHICS

The Company has a code of business conduct and ethics which it is implementing across the Group.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s principal independent auditor is PricewaterhouseCoopers LLP, London, UK. In accordance with the Sarbanes-Oxley Act of 2002, the auditors will not be engaged on any non-audit work which may compromise their independence.

Fees billed to the Company for professional services by PricewaterhouseCoopers LLP in fiscal 2002, in fiscal 2003, the eight month transitional period to December 31, 2003 and fiscal 2004, were as follows:

			Eight months ended	Year Ended
	Year ended April 30		December 31	December 31
	2002	2003	2003	2004
	£000	£000	£000	£000

Audit fees	65	110	96	122
Audit-related fees	133	148	170	55
Taxation	84	134	76	58
All other fees	162	513	390	160

	444	905	732	395

‘Audit-related fees’ relates principally to SEC and UK Listing Authority compliance work in relation to the Company and to Vernalis Group plc.

Vernalis plc

‘Tax fees’ relates to tax compliance work, together with advice on the tax treatment of completed and proposed collaborations.

‘All other fees’ in fiscal 2004 of £160,000 related to costs incurred in relation to the re-acquisition of frovatriptan rights from Elan, and a proposed fundraising in the year, for the eight month transitional period ended December 31, 2003 of £390,000 relates to reporting accounting work in respect of the Placing and Open Offer by Vernalis Group in May 2003 and the merger between British Biotech and Vernalis Group. ‘All other fees’ for fiscal 2003 of £513,000 relates to the acquisition of RiboTargets and the proposed merger with MorphoSys. ‘All other fees’ for fiscal 2002 of £162,000 relates to the proposed fundraising by Vernalis Group in that year.

In fiscal 2004, the Audit Committee pre-approved all audit fees, audit related fees, taxation fees. Other fees were pre-approved by the Audit Committee or their Chairman as described below.

See also Note 4d to the Consolidated Financial Statements.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

The Audit Committee is responsible for the oversight of the independent auditor’s work. The Audit Committee’s policy is to pre-approve, at the time such services are provided, all audit and non-audit services provided by PricewaterhouseCoopers LLP. In such an event, the Audit Committee sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. In urgent circumstances, the Audit Committee’s Chair, Ms C C Ferguson, may issue such a pre-approval. Additional services may be pre-approved on an individual basis. PricewaterhouseCoopers LLP and Vernalis management then report to the Audit Committee not less than twice yearly regarding the extent of services actually provided in accordance with the applicable pre-approval and the fees for the services performed.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable until the Company’s annual report for the fiscal year ending December 31, 2005

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Vernalis plc

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

ITEM 19.     EXHIBITS

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.	Memorandum and Articles of Association of the Company (2)

4.	Material Contracts:

4.1	Service Contracts of Directors

(a)	Service Agreement, dated March 21, 2003 between the Company and Peter Fellner (2)

(b)	Service Agreement dated March 21, 2003, between the Company and Simon Sturge including Letter of Amendment between the Company and Simon Sturge, dated July 17, 2003. (2)

(c)	Service Agreement, dated June 24, 1999, between the Company and Tony Weir (3) including Letter of Amendment dated March 31, 2003, between the Company and Tony Weir and Letter of Amendment dated July 17, 2003 between the Company and Tony Weir. (2)

(d)	Service Agreement, dated July 2, 2003, between the Company and Peter Worrall (2) (4)

(e)	Service Agreement dated July 2, 2003, between the Company and John Hutchison (2)

(f)	Engagement Letter between the Company and Peter Read, dated July 18, 2003 (2)

(g)	Engagement Letter between the Company and George Kennedy, dated July 17, 2003 (2)

(h)	Engagement Letter between the Company and Carol Ferguson, dated July 17, 2003 (2)

(i)	Engagement Letter between the Company and Keith Merrifield, dated December 1, 1999 (3), Engagement Letter between the Company and Keith Merrifield, dated March 21, 2003 including Letter of Amendment between the Company and Keith Merrifield, dated July 17, 2003. (2)

Vernalis plc

(j)	Engagement Letter between the Company and Ian Kent, dated March 21, 2003 including Letter of Amendment between the Company and Ian Kent, dated July 17, 2003. (2) (4)

(k)	Engagement Letter between the Company and Eugene Williams, dated December 12, 2000. (3) Engagement letter between the Company and Eugene Williams, dated March 21, 2003 including Letter of Amendment between the Company and Eugene Williams dated July 17, 2003. (2) (4)

(l)	Engagement Letter between the Company and Timothy Edwards, dated June 24, 1999 (3) (4)

(m)	Engagement Letter between the Company and Elliot Goldstein, dated October 6, 1998 (3) (4)

(n)	Engagement Letter between the Company and Alan Baxter, dated May 19, 2004 (1)

(o)	Engagement Letter between the Company and John Slater, dated October 29, 2004

4.2	Acquisition of Ribo Targets

(a)	Offer for the acquisition by the Company of RiboTargets dated March 21, 2003 (2)

(b)	Deed of covenant dated March 17, 2003 entered into by the Company in favour of RiboTargets (2)

(c)	Undertaking dated March 21, 2003 entered into by certain (now former) RiboTargets shareholders (2)

4.3	Merger with Vernalis Group plc

(a)	Offer for the acquisition by the Company of Vernalis Group plc dated July 25, 2003 (2)

4.4	Agreements originally entered into by Vernalis Group plc

(a)	Lease between Allied Dunbar Assurance plc (successor to Marion Merrel Limited) and Vernalis Research Limited (successor to Cerebrus Limited) dated May 13, 1997 (2)

(b)	Sub-License Agreement between Menarini International Operations Luxembourg SA and Vernalis Development Limited (formerly known as Vanguard Medica Limited) dated as of September 10, 1999 (5)

(c)	Supply Agreement between Vernalis Development Limited (formerly known as Vanguard Medica Limited) and Menarini International Operations Luxembourg SA, dated as of September 10, 1999 (2)

(d)	Second Amending Agreement dated November 27, 2000 (2), and Third Amending Agreement dated March 1, 2004, both amending the Frovatriptan Development and Sublicense Agreement between SmithKline Beecham plc and Vernalis Development Limited (formerly known as Vanguard Medica Limited). (1)

(e)	Second Amended and Restated License Agreement between Elan Pharma International Limited and Vernalis Limited, dated March 15, 2002, amending and restating the Amended and Restated Sub-License Agreement between the parties, dated as of December 12, 2000. (5)

(f)	£7,000,000 Convertible Loan Agreement between Vernalis Group plc and Roche Finance Ltd, dated May 13, 2002 (5)

(g)	Placing and Open Offer Agreement, dated May 1, 2003, between Vernalis Group plc and Cazenove (2)

4.5	Reacquisition of North American Rights to Frovatriptan

(a)	Agreement for the Sale and Purchase of the North American frovatriptan Assets of Elan, among Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Elan Pharma Limited and Vernalis plc, dated March 29, 2003. (1)

(b)	Transitional Services Agreement between Elan Corporation plc, Elan Pharmaceuticals Inc, Elan Pharma Ltd and Vernalis Development Ltd dated May 18, 2004. (1)

(c)	Floating Charge between Vernalis Development Ltd and Elan Pharma International Ltd dated May 18, 2004. (1)

(d)	Licence Agreement between Vernalis Development Ltd and Endo Pharmaceuticals Inc dated July 14, 2004. (8)

Vernalis plc

(e)	Loan Agreement between the Company, Vernalis Development Ltd and Endo Pharmaceuticals Inc dated July 14, 2004.

4.6	Other contracts

(a)	The Company Discretionary Share Option Plan (2)

(b)	Deed of Grant of Option, dated April 23, 2003, between the Company and Peter Fellner (2)

4.7	Placing and Open Offer Agreement dated February 24, 2005, between Nomura International plc, Cazenove & Co Ltd, JP Morgan plc and the Company

8.	List of subsidiaries of the Group (6)

12.	CEO and Finance Director Certifications pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (7)

13.	CEO and Finance Director Certifications pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 (7)

(1)	Incorporated by reference to the Annual Report of Vernalis plc on Form 20-F for the year ended December 31, 2003.

(2)	Incorporated by reference to the Annual Report of Vernalis plc on Form 20-F for the year ended April 30, 2003.

(3)	Incorporated by reference to the Annual Report of British Biotech plc on Form 20-F for the year ended April 30, 2001.

(4)	Timothy Edwards, Elliot Goldstein and Peter Worrall have stepped down from the Board of the Company.

(5)	Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission by Vernalis Group plc (File No: 0-31200) in connection with its registration statement on Form 20-F filed with the SEC on September 17, 2001 and the Annual Report on Form 20-F filed with the SEC July 1, 2002.

(6)	Incorporated by reference to Item 4L “Organisational Structure” of this Annual Report on Form 20-F.

(7)	Furnished but not filed.

(8)	Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission by Vernalis plc in connection with this Annual Report on Form 20-F.

Vernalis plc

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Vernalis plc (Registrant)
	By:	/s/ A J Weir
	Name:	Anthony J Weir
Date: May 13, 2005	Title:	Chief Financial Officer

Vernalis plc

Vernalis plc
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Vernalis plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Vernalis plc and its subsidiaries at December 31, 2004 and 2003 and April 30, 2003 and the results of their operations and their cash flows for each of the two years in the period ended April 30, 2003, the eight months ended December 31, 2003 and the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 3 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London, UK
April 12, 2005
(except for Note 3, as to which the date is May 13, 2005)

Vernalis plc

CONSOLIDATED STATEMENTS OF OPERATIONS

			Eight months
			ended	Year ended
	Years ended April 30		December 31	December 31
	2002	2003	2003	2004
	£000	£000	£000	£000

Revenue (Note 4a)	14,766	9,143	8,631	15,195

Costs and expenses
Cost of goods sold	—	(418)	(228)	(2,909)
Research and development expenditure	(38,152)	(30,512)	(26,890)	(24,387)
Selling, general & administration expenses	(11,732)	(14,276)	(10,901)	(18,642)
Other operating (expenses)/income	164	(186)	—	—

Total operating costs & expenses (Note 4d)	(49,720)	(45,392)	(38,019)	(45,938)

Operating loss (Note 4)	(34,954)	(36,249)	(29,388)	(30,743)
Profit/(provision for loss) on disposal of fixed assets	2,505	—	(2,988)	(836)
Merger transaction expenses	—	—	(5,396)	—
Amount written off investments	(324)	(799)	(862)	(71)
Net interest (Note 5)	2,783	2,803	1,770	683

Loss before provision for income taxes	(29,990)	(34,245)	(36,864)	(30,967)
Provision for income taxes (Note 6)	2,899	3,659	2,645	1,758
Net loss	(27,091)	(30,586)	(34,219)	(29,209)
Net loss per share (basic and diluted)	(38.6)p	(43.1)p	(24.9)p	(19.8p )

Ordinary Shares used in computing Net loss per share (000s)	70,175	71,010	137,219	147,388

All potential ordinary shares, including options and deferred shares, are anti-dilutive.

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

			Eight months	Year
			ended	ended
	Years ended April 30		December 31	December 31

	2002	2003	2003	2004
	£000	£000	£000	£000

Net loss for the financial year/period	(27,091)	(30,586)	(34,219)	(29,209)

Total losses recognised during the year/period	(27,091)	(30,586)	(34,219)	(29,209)

The notes on pages F-6 to F-36 are an integral part of these Consolidated Financial Statements.

Vernalis plc

CONSOLIDATED BALANCE SHEETS

	April 30,	December 31,	December 31,
	2003	2003	2004
	£000	£000	£000

Fixed assets
Intangible assets (Note 8)	28,687	22,925	36,999
Tangible assets (Note 9)	11,564	7,508	1,596
Investments (Note 10)	1,107	83	—

	41,358	30,516	38,595
Current assets
Stock	57	49	49
Debtors (Note 11) (includes £7.4 million due in more than one year as at December 31, 2004. 2003: Nil)	11,984	10,991	27,773
Other investments	48,115	22,329	32,014
Cash	339	1,885	1,309

	60,495	35,254	61,145
Current liabilities
Creditors: amounts falling due within one year (Note 12)	(20,987)	(19,773)	(16,050)

Net current assets	39,508	15,481	45,095

Total assets less current liabilities	80,866	45,997	83,690

Creditors: amounts falling due after more than one year (Note 13)	(24,773)	(8,119)	(60,285)
Provisions for liabilities and charges (Note 14)	(2,517)	(4,089)	(10,530)
Net assets	53,576	33,789	12,875

Capital and reserves
Share capital (note 15)	36,895	38,813	39,492
Share premium account	298,252	298,226	305,842
Merger reserve	89,445	101,985	101,985
Other reserve	50,776	50,776	50,776
Profit and loss account	(421,792)	(456,011)	(485,220)

Total shareholders’ funds	53,576	33,789	12,875

ANALYSIS OF SHAREHOLDERS’ FUNDS
Equity	21,869	2,082	(18,832)
Non-Equity	31,707	31,707	31,707

	53,576	33,789	12,875

The notes on pages F-6 to F-36 are an integral part of these Consolidated Financial Statements.

Vernalis plc

CONSOLIDATED CASH FLOW STATEMENTS

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,
	2002	2003	2003	2004
	£000	£000	£000	£000

Net cash (outflow)/inflow from operating activities (Note 19)	(30,302)	(36,448)	(34,089)	2,090
Returns on investments and servicing of finance (Note 20)	3,026	1,952	659	(293)
Taxation	1,618	3,169	2,783	1,129
Capital expenditure (Note 21)	799	(4,299)	(16)	(27,380)

Cash utilised by operations	(24,859)	(35,626)	(30,663)	(24,454)
Acquisitions — purchase of subsidiary undertakings	—	1,967	—
Management of liquid resources	19,453	27,443	25,786	(9,685)
Financing (Note 22)	4,757	6,215	6,478	33,611

(Decrease)/increase in cash in the period	(649)	(1)	1,601	(528)

Reconciliation of net cash flow to movement in net funds

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,
	2002	2003	2003	2004
	£000	£000	£000	£000

Decrease/(increase) in cash in the period	(649)	(1)	1,601	(528)
Cash outflow from decrease/(inflow from increase) in debt and lease financing	4,300	(6,291)	7,955	(24,944)
Cash (inflow)/outflow from movement in liquid resources	(19,453)	(27,443)	(25,786)	9,685
Other non-cash movements	—	—	—	(463)
Exchange adjustment	62	29	(55)	1,218
Finance leases acquired with subsidiary	—	(1,269)	—	—
Liquid resources acquired with subsidiary	—	12,903	—	—

Movement in net funds in the period	(15,740)	(22,072)	(16,285)	(15,032)
Net funds at May 1/January 1	76,070	60,330	38,258	21,973

Net funds at April 30/December 31 (Note 23)	60,330	38,258	21,973	6,941

The notes on page F-6 to F-36 are an integral part of these Consolidated Financial Statements.

Vernalis plc

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from April 30, 2002 to December 31, 2004

		Share			Profit	Total
	Share	premium	Other	Merger	and loss	shareholders’
	capital	account	reserve	reserve	account	equity
	£000	£000	£000	£000	£000	£000

April 30, 2002	35,221	298,615	30,733	89,328	(390,595)	63,302
Loss for year	—	—	—	—	(30,586)	(30,586)
Allotment of shares	1,674	—	20,043	117	—	21,834
Credit for bonus share award	—	—	—	—	(611)	(611)
Expense on issue of shares	—	(363)	—	—	—	(363)

April 30, 2003	36,895	298,252	50,776	89,445	(421,792)	53,576
Loss for period	—	—	—	—	(34,219)	(34,219)
Allotment of shares	1,918	—	—	—	—	1,918
Expense on issue of shares	—	(26)	—	—	—	(26)
Adjustment to merger reserve	—	—	—	12,540	—	12,540

December 31, 2003	38,813	298,226	50,776	101,985	(456,011)	33,789
Loss for year	—	—	—	—	(29,209)	(29,209)
Allotment of shares	679	7,616	—	—	—	8,295

December 31, 2004	39,492	305,842	50,776	101,985	(485,220)	12,875

The notes on pages F-6 to F-36 are an integral part of these Consolidated Financial Statements.

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

Vernalis is a research and development based pharmaceutical business which expects to incur further losses until revenues from royalty income and milestone receipts exceed expenditure on the product portfolio. The directors believe that the Group has sufficient funds available to continue for the foreseeable future, therefore the financial statements have been prepared on the going concern basis.

(b) Basis of preparation

The consolidated financial statements of the Group include the accounts of Vernalis plc (the “Company”) and all its subsidiary undertakings (together, the “Group”), made up to December 31 2004. Intercompany transactions are eliminated on consolidation.

The identifiable assets and liabilities of subsidiary undertakings accounted for under acquisition accounting principles are included in the consolidated balance sheet at their fair values at the date of acquisition. The results and cash flows of such subsidiaries are brought into the Group accounts only from the date of acquisition.

The merger basis of accounting, as set out in FRS 6 (Acquisitions and Mergers), has been adopted by the Group in respect of the merger of Vernalis Group plc and the Company. Under merger accounting principles, the results, assets and liabilities and cashflows of Vernalis Group plc and the Company have been combined from the beginning of the period in which the merger took place.

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

(d) Accounting policies

Turnover
Turnover, which excludes value added tax, represents the value of goods and services supplied. Product sales are recognised on dispatch to the customer, net of a provision for expected sales returns and rebates to be paid in future years. Non-refundable access fees, options fees and milestone payments receivable for participation by a third party in commercialization of a compound are recognised when they become contractually binding provided there are no related commitments of the Group. Where these receipts are inducements to enter into contracts, they are recognised over the expected life of the contract. Where there are related commitments, revenue is recognised on a percentage of completion basis in line with the actual levels of expenditure incurred in fulfilling these commitments. All other license income and contract research fees are recognised over the accounting period to which the relevant services relate. Revenues derived from grants received are recognised in line with the related expenditure. Royalty income is recognised in relation to sales to which the royalty relates.

Vernalis plc

Research and development
Research and development expenditure is written off as incurred, except where assets are acquired or constructed in order to provide facilities for research and development over a number of years. These assets are capitalised and depreciated over their useful lives. Expenditure relating to clinical trials is accrued on a percentage of completion basis with reference to fee estimates with third parties.

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

Goodwill
Goodwill arising from the purchase of subsidiary undertakings represents the excess of the value of the purchase consideration over the fair value of the underlying net assets acquired. The goodwill arising is capitalised and amortised in equal instalments over its estimated useful economic life. Provision is made for any impairment in value if events or changes in circumstances indicate that the carrying value may not be recovered in full.

Goodwill in respect of the acquisition of RiboTargets Holdings plc in 2003 and Cerebrus Pharmaceuticals Limited in 1999 is being amortised over three years and five years respectively.

Goodwill previously written off to reserves has not been reinstated on the balance sheet as permitted by FRS10.

Other intangible assets
Other intangible assets, which principally comprise payments made to third parties to acquire royalty streams and product rights, are amortised on a straight line basis over their estimated useful economic life. Provision is made for any impairment in value if events or changes in circumstances indicate that the carrying value may not be recoverable in full.

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

Freehold buildings Buildings — internal works Leasehold buildings Plant and machinery Fixtures and fittings	50 years 5 to 50 years Period of lease 2 to 5 years 3 to 10 years

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

Vernalis plc

Deferred taxation
Provision is made for deferred tax liabilities and assets, using full provision accounting, otherwise known as the incremental liability method, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with FRS 19. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are only recognised to the extent that it is considered probable that they will be recoverable. Deferred tax is measured on a non-discounted basis.

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

Employee benefits
Shares that were held for the continuing benefit of the Group’s business under employee share ownership plan (ESOP) arrangements were included in the financial statements of the Group, in accordance with generally accepted accounting practices, and are classified as fixed assets and carried at cost less provision for impairment in value. Following the closure of the plan, the remaining shares were sold and the gain on sale over the book value was recognised in the profit and loss account.

The Company takes advantage of the exemption under UITF 17 in respect of SAYE schemes.

Financial instruments
The Group enters into derivative financial instruments where necessary, to hedge against future material foreign currency exposure. As at December 31, 2004, there were no derivative contracts outstanding and the Group has no financial liabilities other than finance leases, loans and trade creditors. Financial assets and liabilities are recognised and cease to be recognised on the basis of when the related legal title or obligations pass to or from the Group. Financial assets and liabilities are shown at the lower of cost to the Group and fair value, as determined by reference to the market value of the asset or liability.

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

3. Summary of differences between UK and US Generally Accepted Accounting Principles

The financial statements of the Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The tables below summarise the material adjustments to the loss for the period and shareholders’ funds which would be required if US GAAP had been applied instead of UK GAAP.

Vernalis plc

Reconciliation of loss for the period to US GAAP

				Eight months ended	Year ended
		Year ended April 30		December 31	December 31
		2002	2003	2003	2004
	Notes	£000	£000	£000	£000

Loss under UK GAAP		(27,091)	(30,586)	(34,219)	(29,209)
Adjustments in respect of purchase accounting for Vernalis Group plc:	i
Add back pre-acquisition losses		9,857	13,098	4,634	—
Add back expensed ‘merger’ costs		—	—	3,289	—
Amortisation of discount arising on other creditors	ii	—	—	—	(998)
Write back pre-acquisition fair value adjustment on depreciation		—	—	—	117
Write-off: in-process research and development capitalised		—	—	(4,091)	—
Expense acquired: fair value less book value of inventory		—	—	(64)	—
Redundancy provision included in acquisition balance sheet		—	—	560	—
Amortisation in respect of pre-acquisition goodwill and intangibles		—	—	1,072	3,074
Amortisation of acquired developed product		—	—	(1,451)	(5,291)

		9,857	13,098	3,949	(3,098)
Adjustments in respect of purchase accounting for RiboTargets Holdings plc:	ix
Write-off: in-process research and development capitalised		—	(5,077)	—	—
Redundancy provision included in acquisition balance sheet		—	102	—	—
Amortisation charge on reduced goodwill asset		—	60	1,837	2,756
Amortisation of acquired developed product		—	(18)	(2,406)	(60)

		—	(4,933)	(569)	2,696
Other US GAAP adjustments:
Payroll taxes payable on shared options	iii	(14)	(107)	—	—
Revaluation of marketable securities	iv	275	17	23	(40)
Intangible asset Amortisation	v	(898)	210	1,777	24
Share compensation charges	vi	148	(257)	—	—
Embedded option	vii	—	63	(63)	—
Revenue recognition	viii	—	—	(179)	299
Profit on lease back transaction		248	—	—	—

		(241)	(74)	1,558	283

Net loss under US GAAP		(17,475)	(22,495)	(29,281)	(29,328)

Loss per share under US GAAP		(52.4)p	(66.0)p	(28.0)p	(19.9)p

Ordinary shares used in computing Net loss per ordinary share (000’s)		33,362	34,107	104,439	147,388

Vernalis plc

Reconciliation of shareholders’ funds to US GAAP

		April 30,	December 31,	December 31,
		2003	2003	2004
	Notes	£000	£000	£000

Shareholders’ funds under UK GAAP		53,575	33,789	12,875
Adjustments in respect of purchase accounting for Vernalis Group plc:	i
Impact on loss for period		13,098	3,949	(3,098)
Impact on prior period losses		—	—	(1,850)
Less pre acquisition losses		103,479	116,577	121,211
Less other pre acquisition reserves		(112,036)	(126,496)	(126,496)
Fair value of shares issued in consideration		—	46,302	46,302
Share issue costs on acquisition		—	(1,165)	—

		4,541	39,167	36,069
Adjustments in respect of purchase accounting for RiboTargets Holdings plc:	ix
Impact on loss for period		(4,933)	(569)	2,696
Impact on prior period losses		—	(4,933)	(5,502)
Increase in fair value of consideration		4,005	4,005	4,005

		(928)	(1,497)	1,199
Other US GAAP adjustments:
Revaluation of marketable securities	iv	17	40	635
In-process research and development	v	(1,777)	—	—
Share compensation charges	vi	—	—	—
Embedded option	vii	63	—	—
Fair value of intangible fixed assets	viii	—	—	144
Revenue recognition	viii	—	(179)	—

		(1,697)	(139)	779

Shareholders’ funds under US GAAP		55,491	71,320	50,922

Summary of material differences between UK and US GAAP

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

Vernalis plc

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

In accordance with FAS 141, the acquired in-process research and development and developed technology (frovatriptan) assets have been identified and valued. Following this valuation, the initial negative goodwill arising of £28,600,000 has been allocated on a pro rata basis against all non current assets such that the value of the net assets acquired is equal to the value of the consideration and expenses paid. The net asset values included in the US GAAP balance sheet were £56,460,000 in respect of the developed existing product and £4,091,000 in respect of the in-process research and development programs. In accordance with US GAAP, the amount allocated to in-process research and development was expensed in the eight month period ended December 31, 2003. The developed existing product asset is being amortised on a straight line basis until the end of the patent life in 2014. The fair value adjustment allocated against Tangible Fixed Assets is being reversed over the remaining lives of the assets.

An accounting policy adjustment has been made to the balance sheet values stated at August 29, 2003, in respect of upfront payments received and recognised as revenue, which under the Group policy have been deferred and are recorded in deferred income.

Stock, other creditors and others investments have been fair valued at the date of acquisition. A provision of £560,000 has been recognised at the date of acquisition in respect of redundancy payments. Intangible fixed assets acquired comprised goodwill in respect of the acquisition by Vernalis Group plc of Cerebrus in 2001, which has not been capitalised separately from the assets recognised on the acquisition of Vernalis Group plc by British Biotech plc. In addition to the £2,124,000 of acquisition expenses, share issue costs of £1,164,000 were incurred.

(ii) Amortisation of discount arising on other creditors
Under UK GAAP, the outstanding payments to GSK of £10 million at December 31, 2004, have been recognised at face value. Under US GAAP, these amounts were stated at fair value, in September 2003 (acquisition of Vernalis Group) with the discount being amortised to the statement of operations.

(iii) Payroll taxes payable on share options
In accordance with the Urgent Issues Task Force Abstract 25, ‘National Insurance Contributions on Share Options Gains’, the Group has provided for the employers’ National Insurance payable on unapproved options granted after April 5, 1999. In accordance with US GAAP, taxation is only charged upon exercise of the option.

(iv) Revaluation of marketable securities
Under UK GAAP, an investment is written down where a permanent impairment has occurred and is valued at the lower of cost and net realisable value. Under US GAAP, marketable securities are classified as available for sale and carried at fair value, with changes in value being taken to other comprehensive income and permanent diminutions taken to the statement of operations.

(v) In-process research and development and intangible amortisation
Under UK GAAP, certain payments to acquire licenses to products are capitalised as intangible fixed assets under FRS10 and amortised over their expected useful life. Under US GAAP these payments are written off as in-process research and development in so far as these products are to be used in research and development activities and have no future alternative use. In addition, the amount capitalised in relation to the re-acquisition of rights to frovatriptan from Elan is £240,000 smaller under US GAAP due to the different level of deferred revenue obligations that were cancelled by this agreement resulting in a reduced annual amortisation charge of £24,000 (see note viii).

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

Vernalis plc

(viii) Revenue recognition
Until fiscal 2003 under UK GAAP, revenue related to non-refundable up-front fees and non-refundable fees received in connection with the achievement of “milestones” in an effort to obtain regulatory approval of new drugs is recognised upon receipt provided there are no related commitments of the Group. Under US GAAP non-refundable up-front fees are deferred and recognised as revenue over the estimated period of the project and fees earned for the achievement of substantive milestones are recognised when the milestone is achieved and the payment is due and payable. Following the re-acquisition of rights to frovatriptan from Elan in the year, the remaining obligations on Vernalis were removed by this agreement. This resulted in £240,000 of additional deferred revenue being credited against the intangible asset following the removal of the remaining obligations, resulting from the re-acquisition of North American rights to frovatriptan from Elan, and an additional £120,000 included within net assets (see note v).

(ix) Goodwill and other intangible assets resulting from the acquisition of RiboTargets Holdings plc
Under UK GAAP the shares issued to acquire RiboTargets were valued at the market price at the date of acquisition on April 23, 2003. Under US GAAP the shares issued were valued at the average market price for three days before and after the announcement of the acquisition on March 21, 2003. The movement of the British Biotech share price between these dates and methods increases the value of the purchase price by £4.0 million. In accordance with US GAAP (EITF 95-3) an adjustment was made to the opening net assets position under UK GAAP to reflect the redundancy costs arising following a reorganization of the Group after acquisition. In accordance with UK GAAP, these costs were expensed in 2003.

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

Under US GAAP the amount of purchase consideration allocated to in-process research and development is immediately written off to the profit and loss account. The portion of the purchase price allocated to the technology platform under US GAAP is amortised over the estimated useful life. Under UK GAAP these amounts are included in goodwill.

The movement in goodwill represents the fair value of intangible assets under US GAAP less the difference in consideration issued and the restructuring provision.

Under UK GAAP, goodwill arising is capitalised and amortised over its estimated life. Goodwill is impaired when judged to be irrecoverable. Under US GAAP, goodwill arising on acquisition is capitalised but no longer amortised and is subject to regular review for impairment.

Cash Flows

Under UK GAAP, the cash flows are reported under a number of distinct headings. Under US GAAP however, there are only three categories of cash flows: operating activities (including tax and interest), investing activities (capital expenditure and including cash flows from sale or purchase of short term deposits) and financing activities.

Under UK GAAP, cash is defined as cash in hand and deposits, with a maturity period of no more than 24 hours which are repayable on demand. However, under US GAAP, the definition of cash and cash equivalents includes deposits with a maturity period of less than three months when acquired.

Consolidated Statement of Cash Flows under US GAAP

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,
	2002	2003	2003	2004

	£000	£000	£000	£000

Net cash (used in)/provided by operating activities	(18,209)	(19,751)	(26,691)	2,887
Net cash provided/(used in) by investing activities	4,109	40,990	25,436	(34,275)
Net cash (used in)/provided by financing activities	(463)	(845)	(7,410)	33,611

Net (decrease)/increase in cash and cash equivalents	(14,563)	20,394	(8,665)	2,223
Exchange rate adjustment on cash and cash equivalents	18	29	(55)	(48)

Cash and cash equivalents at beginning of the year	18,990	4,445	24,868	16,148

Cash and cash equivalents at the end of the year	4,445	24,868	16,148	18,323

Vernalis plc

Stock Compensation Plans

The Group adopted the disclosure requirements of SFAS 123 in fiscal 1997 but has elected to continue the recognition principles of APB No. 25 and therefore, the effect of the adoption of SFAS 123 has had no effect on the Group’s results or financial position.

Under US GAAP, the Group is required to disclose the compensation expense for the Share Option Schemes. The compensation expense represents the difference between the exercise price of the share options granted in the periods and the fair market value of the underlying Ordinary Shares at the date of grant.

The following assumptions were used under the Black-Scholes option pricing model to estimate the fair values of the options granted in the period to:

	April 30,	April 30,	December 31,	December 31,
	2002	2003	2003	2004

Dividend yield	0%	0%	0%	0%
Volatility	77.7%	65% - 68.5%	79%	72%
Risk free investment rate	5.11%	3.7% - 4.25%	4.6%	4.78%
Forfeiture rate	0%	0%	0%	0%
Expected life	5 years	2 - 6 years	6 years	6 years

The impact of the compensation expense would have been to increase the net loss by £1,616,700 in 2002, by £1,577,711 in the year ended April 2003, by £2,290,919 in the eight months to December 31, 2003 and £999,432 in the year ended December 31, 2004. The impact on net loss per share would have been an increase of 4.8p, 4.6p, 2.2 p and 0.7p respectively.

Set out below is the Consolidated Statement of Operations, Consolidated Balance Sheet, and Consolidated Statement of Cash Flows for fiscal 2002, fiscal 2003 and the transition period in accordance with US GAAP.

Consolidated Statements of Operations

			Eight months ended
	Year ended April 30,		December 31,
	2002	2003	2003
	£000	£000	£000

Revenues:
Product sales and royalties	—	—	2,022
Collaborations	1,450	1,078	2,987

Total Revenues	1,450	1,078	5,009
Costs and expenses:
Cost of sales	—	—	(179)
Research and development	(20,782)	(14,292)	(22,084)
Selling, general and administrative	(3,377)	(6,658)	(5,497)
Acquired in-process research and development	(898)	(5,077)	(4,091)
Amortization of intangibles	(474)	—	(2,739)
Gain/(loss) on sale of property	2,505	—	(2,988)

Total costs and expenses	(23,026)	(26,027)	(37,578)
Loss from operations	(21,576)	(24,949)	(32,569)
Other income (expense):
Investment income	2,542	1,435	1,941
Realised (loss)/gain on marketable securities, net	275	80	(40)
Amounts written of investments	(324)	(799)	(862)

Net loss before income taxes	(19,083)	(24,233)	(31,530)
Research and development tax credit	1,608	1,738	2,249
Net loss attributable to shareholders	(17,475)	(22,495)	(29,281)
Net loss attributable to common shareholders, basic and diluted	(52.4)p	(66.0)p	(28.0)p
Weighted average shares, basic and diluted (£000)	33,362	34,107	104,439

Vernalis plc

Consolidated Balance Sheet

			As at
	As at April 30,		December 31,
	2002	2003	2003
	£000	£000	£000

Assets
Current assets:
Cash and cash equivalents	4,445	24,868	16,148
Marketable securities	45,969	19,138	8,106
Inventory	—	—	49
Prepaid expenses and other current assets	3,506	7,105	10,991

Total current assets	53,920	51,111	35,294
Property and equipment, net	9,902	11,258	7,062
Other assets	—	—	83
Goodwill	—	4,875	4,620
Intangible assets, net	—	2,406	56,780

Total assets	63,822	69,650	103,389

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	4,777	2,205	9,129
Accrued expenses	3,002	6,217	9,441
Current portion of deferred revenue	568	550	4,822
Current portion of capital lease obligations	117	770	738
Current proportion of long term debt	286	270	270

Total current liabilities	8,750	10,012	24,400

Deferred revenue, net of current portion	—	2,298	1,299
Capital lease obligations net of current portion	63	499	18
Long term debt, net of current portion	1,620	1,350	6,802

Shareholders’ equity:
Common stock, 5 pence per value	33,375	35,045	42,577
Additional paid-in capital	308,475	332,400	369,978
Deferred compensation	2,413	1,802	1,802
Accumulated deficit	(290,860)	(313,742)	(343,023)
Accumulated other comprehensive income	(14)	(14)	(14)

Total stockholders’ equity	53,389	55,491	71,320

Total liabilities and stockholders’ equity	63,822	69,650	103,839

Vernalis plc

Consolidated Statement of Cash Flows

			Eight months ended
	Year ended April 30,		December 31,
	2002	2003	2003
	£000	£000	£000

Cash flows from operating activities:
Net loss	(17,475)	(22,495)	(29,281)
Adjustments to reconcile net loss to cash used in operating activities:
Acquired in-process research and development	898	—	4,758
Depreciation and amortization	1,743	1,374	3,723
Realised (gain on marketable securities)	(290)	(29)	—
Stock compensation expense	40	2,889	—
Other non-cash expenses	(3,223)	775	1,948
Inventory	—	—	8
Prepaid expenses and other current assets	2,306	42	1,624
Accounts payable and accrued expenses	(2,190)	(2,307)	(10,770)
Deferred revenue	(18)	—	1,299

Net cash used in operating activities	(18,209)	(19,751)	(26,691)

Cash flows from investing activities:
Proceeds from sales and maturities of marketable securities	1,423	39,798	14,879
Purchase of property and equipment	2,686	(775)	(16)
Net cash used in RiboTargets acquisition	—	1,967	—
Net cash used in Vernalis acquisition	—	—	10,573

Net cash provided by (used in) investing activities	4,109	40,990	25,436

Cash flows from financing activities:
Repayment of principal of long term debt obligations	(342)	(665)	(7,000)
Principal payments on capital leases	(121)	(180)	(410)

Net cash provided by financing activities	(463)	(845)	(7,410)

Increase (decrease) in cash and cash equivalents	(14,563)	20,394	(8,665)
Equity adjustment from foreign currency translation	18	29	(55)
Cash and cash equivalents, beginning of period	18,990	4,445	24,868

Cash and cash equivalents, end of period	4,445	24,868	16,148

Recently issued accounting pronouncements

FAS 123 (R) “Share-Based Payment.”

In December 2004, the FASB issued SFAS 123R, “Share-Based Payment” (“SFAS 123R”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. FAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognised over the period during which an employee is required to provide service in exchange for the award — the requisite service period (usually the vesting period). SFAS 123R will be effective as of the beginning of the first reporting period beginning after June 15, 2005. We do not believe that the implementation of this standard will have a material impact on our financial position, results of operations or cash flows.

Vernalis plc

FAS 151 “Inventory Costs an amendment of ARB No. 43, Chapter 4.”

In November 2004, the FASB issued FAS 151 which is effective for the Company on January 1, 2006. The standard amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We do not believe that the implementation of this standard will have a material impact on our financial position, results of operations or cash flows.

EITF 03-01-01 Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the FASB issued EITF No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” which provides new guidance for assessing impairment losses on debt and equity investments. The new impairment model applies to investments accounted for under the cost or equity method and investments accounted for under FAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” EITF No. 03-01 also includes new disclosure requirements for cost method investments and for all investments that are in an unrealised loss position. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-01; however the disclosure requirements remain effective and the applicable ones have been adopted for our year-end 2004. We will evaluate the effect, if any, of EITF 03-01 when final guidance is issued.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46)

In January 2003, FIN 46 was issued, and established standards for determining under what circumstances a variable interest entity (VIE) should be consolidated by its primary beneficiary. FIN 46 also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued FIN 46-R, which not only includes amendments to FIN 46, but also requires application of the interpretation to all affected entities no later than March 31, 2004, for calendar year-reporting companies. Prior to this requirement, companies were required to apply the interpretation to special-purpose entities by December 31, 2003. The full adoption of the interpretation as of March 31, 2004, including the requirement relating to special-purpose entities, did not have a material impact on the company’s results of operations, financial position or liquidity.

4. Analysis of Revenues, Expenditure, Operating Results and Assets

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,
	2002	2003	2003	2004
	£000	£000	£000	£000

(a) Revenues by activity
Continuing operations
Product sales and royalties	799	2,097	2,592	10,018
Collaborations (Note (c))	13,967	7,046	6,039	5,177

	14,766	9,143	8,631	15,195

(b) Revenues by geographic area
United Kingdom	602	90	49	161
United States	—	420	2,937	11,207
Rest of Europe	14,164	8,633	5,645	3,822
Rest of World	—	—	—	5

	14,766	9,143	8,631	15,195

Vernalis plc

(c) Revenues by customer

During the periods under review, the Group earned income under a number of collaborative agreements as set out in the following table. The amounts received are non-refundable.

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Novartis	—	—	—	1,385
Biogen Idec Inc.	—	—	—	1,110
Endo Pharmaceuticals Inc.	—	—	—	1,327
Oscient Corp.	—	420	2,820	—
Serono Inc	1,378	568	—	—
Roche	530	—	1,230	487
Elan	12,059	6,058	1,872	677
Astra Zeneca	—	—	117	25
Other	—	—	—	166

	13,967	7,046	6,039	5,177

During fiscal 2004: four customers accounted for £9,480,000 of the Group’s total revenues, each customer comprising more than 10% of total revenues (transition period: three customers, £7,977,000; fiscal 2003: one customer, £7,325,000; and fiscal 2002: one customer, £12,059,000).

(d) Operating costs and expenses

Operating loss for continuing operations is stated after charging:

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Wages and salaries	(12,876)	(12,059)	(8,299)	(7,845)
Social Security costs	(1,337)	(1,271)	(846)	(1,062)
Other pension costs	(896)	(806)	(716)	(621)

Staff costs	(15,109)	(14,136)	(9,861)	(9,528)

Average number of employees	376	217	211	131

Vernalis plc

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Depreciation of property, plant and equipment (including assets under finance leases)	(2,268)	(2,197)	(1,575)	(2,327)
Profit (Loss) on disposal of fixed assets (excluding exceptional profit)	183	(38)	(171)	—
Amortisation of intangible assets	(2,242)	(3,373)	(3,985)	(7,146)
Impairment of intangible assets	(301)	—	—	—
Operating lease rentals:
Property	(1,651)	(1,133)	(1,495)	(1,974)
Plant, machinery and vehicles	(130)	(72)	(48)	(99)

Auditors’ remuneration
Audit fees	(104)	(134)	(193)	(122)
Other services	(340)	(431)	(314)	(203)

	(444)	(565)	(507)	(325)

One-off charges
Restructuring costs	—	(1,627)	(2,269)	(1,493)
Asset write offs	(582)	(16)	—	—
Terminated deal costs	—	(1,454)	—	—

	(582)	(3,097)	(2,269)	(1,493)

One-off charges: Restructuring costs in fiscal 2003 were incurred in relation to the merger with RiboTargets announced in April 2003 and related principally to redundancy costs. Restructuring costs in the transition period ended December 31, 2003 and in fiscal 2004 relate to the merger with Vernalis Group plc and consists primarily of redundancy costs.

Terminated deal costs in fiscal 2003 were incurred in relation to the terminated merger discussion with MorphoSys A.G. and relate principally to legal and professional fees.

Auditors’ remuneration: “Other services” relates to fees for a proposed fundraising £90,000; fees of £113,000 (December 2003: £149,000) that have been paid in relation to advice on collaborative agreements and services on Securities and Exchange Commission filings and to other fees of £nil (December 2003; £165,000) for proposed and completed acquisitions. In addition, fees of £70,000 (December 2003: £225,000) relate to professional services in relation to the reacquisition of rights of frovatriptan from Elan in May 2004; and in respect of the fund raising by Vernalis Group plc in May 2003. There were no fees paid in respect of management consultancy services.

Administrative expenses

	Year ended	Eight months ended	Year ended
	April 30, 2003	December 31, 2003	December 31, 2004
	£000	£000	£000

Other	9,344	5,601	12,751
Terminated deal costs	1,454	—	—
Restructuring costs	1,627	2,269	1,493
Amortisation of goodwill	1,851	3,031	4,398

Total administrative expenses	14,276	10,901	18,642

(e) Gain/Loss on disposal of fixed assets

The loss on sale of property for the year ended December 31, 2004 of £836,000 is primarily due to the sale of the Oxford facility for £3.3 million in October 2004. The loss on sale of property for the transition period ended December 31, 2003 of £2,988,000 was due to the planned divestment of the Oxford Facility.

The profit on disposal of fixed assets of £2,505,000 in the year ended April 30, 2002, arises from the agreement signed with OSI Pharmaceuticals, Inc. in August 2001 whereby the Group sold certain of its pre-clinical facilities and 59 British Biotech employees transferred to OSI along with the leases of two properties and certain fixed assets.

Vernalis plc

(f) Operating result by activity

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Continuing operations
Pharmaceutical research and developments	(34,954)	(36,249)	(29,388)	(30,743)

(g) Total net assets by activity

	April 30, 2003	December 31, 2003	December 31, 2004
	£000	£000	£000

Continuing operations
Pharmaceutical research and development	53,576	33,789	12,875

All significant losses on ordinary activities before taxation and net assets arise in the UK and relate to pharmaceutical research and development.

(h) Analysis of capital expenditure by activity

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Continuing operations
Pharmaceutical research and developments	(2,644)	(4,299)	(680)	(501)

(i) Analysis of depreciation by activity

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Continuing operations
Pharmaceutical research and developments	(2,268)	(2,197)	(1,575)	(2,327)

5. Interest

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Interest income
Bank interest	3,651	2,129	1,136	664
Exchange gains on other creditors	—	1,413	1,178	468
Exchange gains on long term loan	—	—	—	1,266
Unwinding of discount on other debtor	—	—	—	529
Other Interest	—	—	—	6

	3,651	3,542	2,314	2,933
Interest expense
Secured loans	(639)	(656)	(435)	(866)
Finance leases	(132)	(81)	(109)	(107)
Bank overdraft	(97)	(2)	—	—
Exchange loss on other debtor	—	—	—	(686)
Unwinding of discount on creditor	—	—	—	(519)
Other interest payable	—	—	—	(72)

	(868)	(739)	(544)	(2,250)

Net Interest Receivable	2,783	2,803	1,770	683

Vernalis plc

6. Taxation

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Overseas taxation	4	—	—	(15)
Research and development tax credits	2,895	3,659	2,645	1,773

	2,899	3,659	2,645	1,758

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Factors affecting the tax charge for the period:
Loss before tax at 30%	(8,997)	(10,274)	(11,058)	(9,291)
Expenses not deductible for tax purposes	507	1,328	752	725
Goodwill on consolidation	537	555	909	1,320
Movement on deferred tax asset not recognised	2,887	4,133	6,120	5,976
Research and development tax credit received at 24% of losses compared with 30% tax rate	2,171	1,039	632	488
150 percent deduction for research and development expenditure not surrendered for cash	—	—	—	(657)
Overseas taxation refunded	(4)	—	—	15

Under provision in respect of prior year tax credit	—	(440)	—	(334)

	(2,899)	(3,659)	(2,645)	(1,758)

No liability for UK corporation tax has arisen in any of the periods to December 31, 2004. The Group had losses, as computed for taxation purposes, of approximately £415 million at December 31, 2004, (£413 million at December 31, 2003), (£412 million at April 30, 2003) (2002: £393 million) available to be carried forward to future periods.

Tax losses can be carried forward with no expiry date against the profits of the same trade. In the event that there is a change of ownership of the Group (where one party or a group of connected parties gain control) then under current UK tax law, if there is also a major change in the nature or conduct of the trade within a period of three years either side of the change of ownership, any tax losses at the time of change of ownership may not be available for relief against future trading profits. Available tax losses have not been recognised as assets.

In accordance with the provisions of the Finance Act 2000 in respect of Research and Development Allowances, the Group is entitled to claim tax credits for certain research and development expenditure. The amount included in the financial statements in respect of the period ended December 31, 2004 of £1,773,000 (eight months ended December 31, 2003: £2,645,000) represents the tax credit receivable by the Group.

There was no potential liability to deferred tax at December 31, 2004 or December 31, 2003. The analysis, computed at the tax rate of 30 per cent, was as follows:

Tax effect of timing differences

		Eight months
	Year ended	ended	Year ended
	April 30,	December 31,	December 31,

	2003	2003	2004
	£000	£000	£000

Losses	(123,461)	(123,773)	(124,428)
Excess of depreciation over tax allowances	(32)	(2,074)	(5,115)
Short term timing differences	—	—	(2,280)

Tax losses	(123,493)	(125,847)	(131,823)

7. Dividends

No dividends have been paid since inception.

Vernalis plc

8. Intangible Assets

	April 30, 2003	December 31, 2003	December 31, 2004
	£000	£000	£000

Cost
At May 1/January 1	28,738	37,007	34,400
Additions	8,269	—	21,220
Disposals	—	(2,607)	—

At April 30/December 31	37,007	34,400	55,620

Amortisation
At May 1/January 1	4,947	8,320	11,475
Charge for the year	3,373	3,985	7,146
Impairment	—	—	—
Disposals	—	(830)	—
At April 30/December 31	8,320	11,475	18,621

Net book value	28,687	22,925	36,999

Intangible assets comprise Goodwill, License Fees and Patents and other Intangibles

Goodwill of £17.2 million arises on the acquisitions of RiboTargets Holdings plc in 2003 and Cerebrus Pharmaceuticals Limited in 1999 and is being amortised over three years and five years respectively, which is based on the directors’ estimate of its useful economic life.

Other intangibles of £38.4 million represent the Capitalisation of payments conditionally due to GlaxoSmithKline (GSK) agreed in December 2000 to buy out royalties due to GSK on sales of frovatriptan and the consideration paid to Elan in respect of the re-acquisition of the North American rights to frovatriptan in May 2004. The costs associated with re-acquisition of the North American rights to frovatriptan comprise £26,500,000 less £5,300,000 in relation to certain obligations to Elan that were cancelled as part of the re-acquisition of the rights. Both are being amortised on a straight-line basis to the end of the patent life of frovatriptan in 2014, which is considered by the Directors to be the useful life of the asset.

9. Property, plant and equipment

	April 30, 2003	December 31, 2003	December 31, 2004
	£000	£000	£000

Cost
Freehold land and buildings	9,165	—	—
Leasehold land and buildings	3,272	3,804	4,096
Assets held for resale	—	10,937	—
Plant and machinery	12,483	8,105	7,004
Fixtures and fittings	1,629	820	772

	26,549	23,666	11,872

Accumulated Depreciation
Freehold land and buildings	2,612	—	—
Lease land and buildings	1,824	2,034	3,342
Assets held for resale	—	6,870	—
Plant and machinery	9,270	6,561	6,209
Fixtures and fittings	1,279	693	725
	14,985	16,158	10,276

Net book value	11,564	7,508	1,596

The net book value of plant and machinery includes an amount of £13,000 (December 31, 2003: £674,000) in respect of assets held under finance leases.

The depreciation charge for the year period in respect of these assets was £120,000 (December 31, 2003: £392,000).

Vernalis plc

Capital commitments at December 31/April 30 were as follows:

	April 30, 2003	December 31, 2003	December 31, 2004
	£000	£000	£000

Contracted for but not provided	102	—	15

10. Investments

	Quoted Companies	Total
	£000	£000

Cost
At January 1, 2004 and December 31, 2004	649	649

Provisions
At January 1, 2004	566	566
Charge for the year	83	83

At December 31, 2004	649	649

Net book value at December 31, 2004	0	0

On February 2, 2004, the shareholders of Genesoft Pharmaceuticals Inc approved its merger with Oscient Pharmaceuticals Corp (formerly Genome Therapeutics Corp., a NASDAQ quoted company). As a result of the merger, the Group’s holding in Genesoft has been exchanged for 424,118 shares in Oscient. Of these, 93,141 will remain in escrow and will not be made available to the Company for up to 18 months from February 2004. These shares are held at nil book value at December 31, 2004.

Following the merger between Vernalis Plc and Vernalis Group Plc, the Group closed down the ESOP, and sold the remaining 16,346 shares at market price of 87 pence resulting in a profit on disposal of £12,000.

11. Accounts receivable

	April 30, 2003	December 31, 2003	December 31, 2004
	£000	£000	£000

Trade debtors	843	1,133	860
Interest receivable	414	136	122
Research and development tax credits	5,942	5,804	6,433
Other receivables	2,571	2,079	15,681
Prepayments and accrued income	2,214	1,839	4,677

	11,984	10,991	27,773

No reserves for doubtful debts are considered necessary.

Included within other receivables is £15,200,000 in relation to the fair value of the $30 million receivable from Endo in equal instalments in August 2005 and August 2006.

During the year and exchange loss of £700,000 and an implicit interest receipt of £500,000 linked to the unwinding of the discount has been recognised in the statement of operations in relation to this asset.

12. Creditors: amounts falling due within one year

	April 30, 2003	December 31, 2003	December 31, 2004
	£000	£000	£000

Secured loan (see Note 13)	270	270	—
Interest payable	211	—	—
Bank overdraft	—	—	—
Current portion of obligations under finance leases	1,027	738	18
Trade creditors	4,692	2,538	3,134
Taxation and social security	628	458	226
Accruals	6,688	5,352	5,134
Other creditors	3,179	5,774	2,699
Deferred income	4,292	4,643	4,839

	20,987	19,773	16,050

Vernalis plc

At December 31, 2004 the Group had a total deferred income balance of £36.1 million of which £4.8 million was due within one year and £31.1 million due in more than one year. Of this total balance £30.5 million relates to the initial $60 million payable from Endo in relation to the out license of the North American rights to Frovatriptan, This income is being recognised on a straight line basis over the patent life of the product to 2014. The remaining balance of deferred income relates to the up-front payments received from Biogen Idec of $10 million and Novartis of $1.5 million in connection with the collaboration agreements entered into during the year. These are being recognised over the expected useful lives of the respective agreements.

Other creditors primarily relates to payments conditionally due to GlaxoSmithKline (GSK) under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan. The Group is committed to making one further annual payment of $5 million, the first having been made in September 2002. A fifth payment of $5 million is due 90 days after cumulative global sales exceed $300 million. As a result, other creditors include $10 million in respect of GSK, as the directors believe it is probable that cumulative global sales will exceed $300 million. During the period ended December 31, 2004, exchange gains of £0.4 million (eight months ended December 31, 2003: gain of £1.2 million) were recognised in the profit and loss account in relation to this liability.

Included within other creditors is £58,000 in relation to money purchase pension contributions payable.

13. Long term debt

	April 30, 2003	December 31, 2003	December 31, 2004
	£000	£000	£000

Secured loan	1,350	1,215	26,364
6.5% convertible loan	7,000	—	—
Obligations under finance leases	549	18	—
Accruals, Other Creditors and Deferred Income (see note 12)	15,874	6,886	33,921

	24,773	8,119	60,285

Loans and obligations under finance leases are repayable as follows:
Over one and under two years	819	288	—
Over two and under three years	270	270	—
Over three and under four years	270	270	—
Over four and under five years	270	270	26,364
Repayable beyond five years, by instalments	270	135	—

	1,899	1,233	26,364

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

The secured loan at December 31, 2003 related to the mortgage on the Oxford site. Following the sale of this site during the year this loan has been repaid in full. The secured loan at December 31,2004 relates to $50 million borrowed from Endo, net of the finance charge of £0.3 million, together with interest payable which the Group has elected to roll up into the loan after the year end. During the year, exchange gains of £1.3 million have been recognised in the profit and loss account in relation to this liability.

14. Provisions for liabilities and charges

	Restructuring	Vacant lease	Dilapidation	Returns and	Total
	provision	provision	provision	Rebates
	£000	£000	£000	£000	£000

At January 1, 2004	717	1,932	1,440	—	4,089
Utilised during the period	(2,080)	(618)	—	(192)	(2,890)
Change for the period	1,493	4,401	283	3,328	9,505
Movements on exchange	—	—	—	(174)	(174)

At December 31, 2004	130	5,715	1,723	2,962	10,530

The restructuring provision at December 31, 2003 and further charges incurred during the year related to redundancy costs incurred as part of the Group’s ongoing restructuring following the acquisition of RiboTargets Holdings plc and the merger of the Company and Vernalis plc on September 1, 2003.

Vernalis plc

Where leasehold properties become vacant the Group provides for all costs, net of anticipated income, to the end of the lease or the anticipated date of the disposal or sublease. During the year the Company received notice from a tenant in its property in Oxfordshire and has significantly increased the provision as a result. In addition, based on professional advice, the Company has increased its provision on a vacant property in Cambridge. This provision is expected to be utilised over the life of the related leases to 2014 and 2020 respectively.

The dilapidation provision relates principally to costs associated with the Group’s obligation to reinstate leased buildings to their original state. The provision is expected to be utilised on vacation of the properties by 2014. The charge in the year has been capitalised to fixed assets and is being depreciated over the life of the lease.

On acquiring the rights from Elan the Group took on an obligation for certain product returns, estimated at £1.9 million. In addition the Company is responsible for product returns, rebates and chargebacks from the date it re-acquired the rights from Elan through to the date of the outlicense to Endo. A further provision has been made in relation to sales made by the Group totalling £1.4 million. There are no further obligations to the Company in respect of these for sales made after the Company outlicensed the rights to frovatriptan to Endo. The provision is to be utilised within a four, year period.

15. Share capital

	April 30, 2003		December 31, 2003		December 31, 2004

	Number	£000	Number	£000	Number	£000

Authorised
‘New’ Ordinary Shares of 5 pence each	285,858,083	14,293	285,858,083	14,293	285,858,083	14,293
Deferred shares of 95p each	33,375,891	31,707	33,375,891	31,707	33,375,891	31,707
Allotted, called up and fully paid
‘New’ Ordinary shares of 5 pence each	103,772,425	5,188	142,126,883	7,106	155,700,385	7,785
Deferred shares of 95p each	33,375,891	31,707	33,375,891	31,707	33,375,891	31,707

		36,895		38,813		39,492

		Allotted, called up		Allotted, called up
	Authorised	and fully paid	Authorised	and fully paid

		Group		Group
	Number of shares	Number of shares	£000	£000

At January 1, 2004
Equity capital:
Ordinary shares of 5p each	285,858,083	142,126,883	14,293	7,106

	285,858,083	142,126,883	14,293	7,106
Non equity capital
Deferred shares of 95p each	33,375,891	33,375,891	31,707	31,707

Total share capital at January 1, 2004	319,233,974	175,502,774	46,000	38,813

Allotments
Equity capital
Ordinary shares of 5p each	—	13,573,502	—	679

Total allotments for the period ended December 31, 2004	—	13,573,502	—	679

At December 31, 2004
Equity capital:
Ordinary shares of 5p each	285,858,083	155,700,385	14,293	7,785
Non-equity capital
Deferred shares of 95p each	33,375,891	33,375,891	31,707	31,707

Total share capital at December 31 2004	319,233,974	189,076,276	46,000	39,492

Vernalis plc

Allotments

On June 24, 2004 6,218,487 shares were issued to Biogen Idec at a price of 53 pence per share. The market price of the shares on the date which the terms of issue were fixed at 47.44 pence.

In August 2004, the Novartis Institutes for Biomedical Research Inc. (Novartis) exercised its option to subscribe for ordinary shares under the terms of the research collaboration agreement formed in December 2003. Accordingly on September 23, 2004, 7,106,344 shares were issued at a price of 71 pence per share. The market price of the shares at the date on which the terms of issue were fixed was 74.61 pence.

All other allotments relate to employee share options. Details of the Company options in issue are shown in note 16.

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

Class rights
The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Deferred shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred shares) shall be treated as being in accordance with the rights attaching to the Deferred shares and shall not involve a variation of such rights for any purpose. A reduction by the Company of the capital paid up on the Deferred shares shall be in accordance with the rights attaching to the Deferred shares and shall not involve a variation of such rights for any purpose and the Company shall be authorised at any time to reduce its capital (subject to and in accordance with the Companies Act) and without obtaining the consent of the holders of the deferred shares.

16. Share option schemes

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

The options over the unissued Ordinary Shares of five pence that have been granted to Directors and employees in the period from April 30, 2001 to December 31, 2004 are set out below. All of the quotations and prices have been adjusted to reflect the effects of the capital reorganization in April 2003.

Vernalis plc

		Exercise	Weighted average
	Number of	price	exercise price
	Share options	£	£

Balance at April 30, 2001	2,124,249	1-47	7.60
Exercisable at April 30, 2001	374,787	1-47	13.40
Exercised	49,093	1	1.00
Surrendered	975,464	1-42	7.60
Granted	612,500	1	1.00

Balance at April 30, 2002	1,712,191	1-47	5.80
Exercisable at April 30, 2002	432,713	1-47	11.20
Exercised	1,233	1	1.00
Surrendered	400,138	1-42	10.147
Granted	5,422,911	0.59-1	0.80

Balance at April 30, 2003	6,733,731	0.59-47	1.31
Exercisable at April 30, 2003	405,354	1-47	10.67
Exercised	—	—	—
Surrendered	(1,554,238)	0.835-33.40	2.19
Granted	4,846,036	0.835	0.835

Balance at December 31, 2003	10,025,529	0.59-47	1.07
Exercisable at December 31, 2003	321,823	1-47	8.27
Exercised	717,940	0.585	0.585
Surrendered	1,737,927	0.835-42	2.00
Granted	1,479,465	0.71-0.88	0.81

Balance at December 31, 2004	9,049,127	0.59-42	0.76
Exercisable at December 31, 2004	538,053	0.835-42	2.02

The following table summarises information about the range of exercise prices for share options outstanding at December 31, 2004.

		Weighted average			Weighted average
		remaining	Weighted average		exercise price of
	Number	contractual life	exercise price	Exercisable	exercisable options
Exercise prices	outstanding	(years)	(£)	options	(£)

£0.585-£0.88	6,261,853	6.87	0.56	433,350	0.835
£1-4.40	2,744,435	8.18	1.04	61,864	2.64
£6	12,500	5.07	6.00	12,500	6.00
£8	17,500	3.74	8	17,500	8
£16.387-£20.30	8,800	2.91	20.23	8,800	20.23
£31-£47	4,039	1.95	42	4,039	42

The weighted-average grant-date fair values of options granted in the period were:

		Weighted average
		grant-date
	Number of	fair values
	share options	(£)

Exercise price less than market value on day of grant	482,543	0.50
Exercise price equal to market value on day of grant	996,922	0.54
Exercise price greater than market value on day of grant	Nil

Vernalis plc

17. Pension schemes

At December 31, 2004 the Group’s pension schemes were defined contribution schemes under which the Group had no obligations beyond the payment of the premiums. The pension costs for the schemes have been as follows:

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Pension costs	896	806	716	621

18. Commitments and contingencies

(a) Operating lease commitments

At December 31, 2004, the Group had the following commitments under operating leases, principally relating to leased properties:

Years ended December 31,	£000
2005	2,358
2006	2,357
2007	2,350
2008	2,312
2009	2,290
Later years	18,160

The future aggregated minimum lease commitment is £29,827,000

(b) Financial commitments and contingencies

The Group has commitments of up to £6.1 million (December 31, 2003: £12.45 million) which are contingent upon successful product development, registration and approval.

Commercial Collaborations
The following section describes the Group’s existing commercial collaborators and the commercial agreements with respect to the Group’s principal research and development programs and marketed products.

SmithKline Beecham (frovatriptan)
Frovatriptan is the Company’s most advanced program and the Company’s only currently marketed product. Vernalis originally licensed frovatriptan from SmithKline Beecham in 1994. In 1998, SmithKline Beecham waived its option to commercialise the compound and worldwide marketing rights passed to Vernalis in return for a residual royalty payable to SmithKline Beecham on future worldwide sales of frovatriptan. During 2000, in connection with SmithKline Beecham’s merger with Glaxo Wellcome plc, Vernalis made two important amendments to the 1994 agreement:

•	in July 2000, SmithKline Beecham assigned to Vernalis all of SmithKline Beecham’s patents covering frovatriptan (with no substantive changes in the royalty arrangements); and

•	in December 2000, SmithKline Beecham waived all of its rights to royalties on sales of frovatriptan in return for a series of five $5 million cash payments by Vernalis. The first instalment of $5 million was paid on September 16, 2002. The second instalment due in September 2003 was deferred, with $2.5 million paid in March 2004 and $7.5 million paid in September 2004. A further payment of $5 million will be made in September 2005, with the final $5 million payment being conditional upon total sales exceeding £300 million.

Elan (frovatriptan)
A license agreement was in place between Vernalis and Elan under which Elan was marketing frovatriptan in North America. This agreement was terminated in May 2004.

Vernalis plc

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

In the first quarter of 2002 Elan appointed UCB as its co-promotion partner for frovatriptan in the US market. The co-promotion agreement was between Elan and UCB and Vernalis had no contractual relationship directly with UCB. In conjunction with the appointment of UCB, Vernalis agreed to revised commercial arrangements with Elan. Under the new terms, Elan forgave the full amount of its loan to Vernalis, including accrued interest, and accelerated a $5.4 million sales milestone payment due under the restated 1998 license agreement to 30 days following the US launch. In return, Vernalis would have received royalties at a reduced rate on US sales up to a pre-determined level during the launch phase and early years of marketing of frovatriptan. At the end of an initial three-year period following the US launch of frovatriptan, Elan would have had an option to extend the reduced royalty period by up to four years by making an additional lump sum payment to Vernalis. This payment replaced the second sales milestone payment due under the 1998 license agreement.

Thereafter, or if Elan elected not to the make the lump sum payment, the royalty rate due to Vernalis would have reverted to the previous levels. The third sales milestone payment was not affected by the new agreement. This was a payment of $15 million from Elan to Vernalis, which would have been triggered when the net sales of frovatriptan by Elan and UCB in North America had exceeded $100 million in any 12-month period. Elan made its first royalty payment to Vernalis in August 2002 and payments were subsequently received on a quarterly basis (prior to the agreement for the reacquisition of North American rights). For additional information on frovatriptan, see above under Item 4B “Business Overview”.

In March 2004, Vernalis announced that it has entered into an agreement to reacquire in their entirety the North American rights for frovatriptan from Elan for a total of $50 million payable over 21 months. The transaction was completed in May 2004. This figure was subsequently renegotiated to $44 million and inventory was purchased for $4.5 million. Both these sums were paid in full to Elan during the year.

Endo (frovatriptan)
In August 2004, Vernalis licensed the North American rights to frovatriptan to Endo Pharmaceuticals. Under the terms of the licence agreement, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million on the first and second anniversary of closing. Endo will also make a $40 million milestone payment to Vernalis if MRM approval is achieved as well as various milestone payments to Vernalis upon the achievement of certain sales thresholds starting with a milestone of $10 million upon reaching $200 million net annual sales. Starting on January 1, 2007, Endo will make royalty payments to Vernalis which will be tiered from 20 per cent if FDA approval of the MRM indication is obtained.

In 2004, net sales of frovatriptan in the US amounted to $33.3 million and in February 2005 Endo re-launched the product with an expanded sales force and a revised marketing focus on the benefits of a long duration of action. Also in February 2005, Vernalis exercised its option to co-promote frovatriptan alongside Endo, and Endo will substantially fund the Vernalis sales team of up to 25 speciality neurology sales representatives for up to five years, beginning January 1, 2006. This sales team has the opportunity to market other prospective central nervous system products in addition to frovatriptan, and will establish Vernalis’ commercial operations in North America for the future sale of pharmaceuticals.

The license previously granted by Vernalis to Menarini in respect of Europe and certain Central American countries remains in place (see below).

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

Vernalis plc

SK Chemicals (frovatriptan)
In September 2004, Vernalis signed an agreement with SK Chemicals Co., Ltd of Korea, granting them exclusive distribution rights for frovatriptan in the Korean market. Vernalis received an upfront fee on signature and is due a further payment on receipt of Korean marketing authorisation, in addition to revenues from future product supply. SK will be responsible for managing and funding the regulatory approval process and the subsequent marketing of the product in Korea.

Potential Additional Marketing Partners (frovatriptan)
Vernalis is exploring opportunities to generate further revenues by selecting marketing partners for frovatriptan in other geographic areas not covered by its existing marketing agreements.

Diosynth and Evotec OAI (frovatriptan)
Vernalis also has agreements in place with Diosynth Limited and Evotec OAI, with respect to the manufacture and supply of the bulk active pharmaceutical ingredient in frovatriptan. This bulk active is used by PDMS Limited to produce finished product that is supplied by Vernalis to Menarini.

Pharmaceutical Development & Manufacturing Services Ltd (PDMS) (frovatriptan)
Vernalis has an agreement with PDMS Limited (by novation from Galen Limited who disposed of the tableting and packaging business to PDMS) for tableting and packaging of frovatriptan, which is supplied as finished product to Menarini. Following the reacquisition of the North American rights to frovatriptan from Elan, Vernalis took assignment of an agreement under which PDMS supplied tableting and packaging services with regard to North America. This agreement has novated to Endo as part of the re-licensing of the rights to frovatriptan in North America.

DSM Biologics Company Inc. (V10153)
Vernalis had a series of agreements with DSM Biologics, the most recent being January 1, 2003, all of which concern the supply of V10153 for clinical trials. This agreement terminated in June 2004 and Vernalis is currently seeking a new supplier of V10153 to fulfil its requirements for future clinical trials.

Monash University (V140)
In October 2002, Vernalis was granted an exclusive license to develop and commercialise the compound alphadolone (V140) for all human and animal prophylactic and therapeutic analgesic indications from Monash University and Professor Colin Goodchild (Victoria, Australia). In return for an exclusive license, Vernalis will pay Monash and Professor Goodchild success milestones and royalties upon the sale of product. Following completion of an initial Phase 1 clinical programme, further pre-clinical studies are being undertaken with a view to evaluating V140 in a Phase II proof-of-concept trial.

Roche (5-HT2C receptor)
In December 1999, Vernalis signed an agreement with Roche to collaborate on Vernalis’ research program directed toward selective 5-HT2C agonists as potential anti-obesity agents.

Under the terms of this agreement, Vernalis received funding for an initial two-year joint research program with Roche. Vernalis also received a license fee on signature of the agreement and three subsequent milestone payments from Roche. The first was received in November 2000 on the selection of VR-1065 as the first lead development compound. The second was received in June 2001, when this compound was confirmed as the first clinical development candidate. The third was received in May 2002 when this compound entered Phase I studies. The pharmacokinetic data on VR 1065 observed in the Phase I trial did not meet the criteria for progression to Phase II.

In February 2002, Vernalis and Roche entered into a further two-year research collaboration to support the objective of bringing further product candidates into Phase I clinical trials. In an amendment to the agreement made as of February 1, 2004, Roche agreed to an extension to the collaboration until September 30, 2004, in order to continue pre-clinical development. Under the terms of the amendment agreement, Vernalis received additional research funding for the period of the new research collaboration. The research collaboration under the February 2002 agreement was subsequently further extended until February 28, 2005 at each parties own research cost. The research collaboration has now expired.

Roche is currently characterising and evaluating molecules synthesised under the collaboration for classification as lead candidate compounds.

Roche has exclusive worldwide rights to develop, manufacture and market all the product candidates coming out of the program for the treatment of obesity and related eating disorders, and will also fund and conduct all aspects of the development program for each compound it elects to take into development for this indication.

Vernalis plc

Biogen Idec (V2006)
In June 2004, Vernalis entered into an agreement with Biogen Idec to advance research into Vernalis’ adenosine A2A receptor antagonist program, which targets Parkinson’s disease and other central nervous system disorders.

Under the agreement, Biogen Idec received exclusive worldwide rights to develop and commercialise Vernalis’ lead compound, V2006, which has completed an initial Phase I clinical study in healthy volunteers. In addition, Biogen Idec has the right to develop one back-up compound to V2006 and receives option rights over Vernalis’ A2A antagonist research program. Initially, the collaboration will focus on completing the Phase I program for V2006, with the goal to begin Phase II proof of concept studies of V2006 in Parkinson’s disease patients in H2 2005.

Biogen Idec paid Vernalis an initial license fee of $10 million, and will make a series of further payments if program milestones are met, as well as royalties on commercial sales of collaboration products. Biogen Idec made an immediate investment of $6 million through subscription in Vernalis ordinary shares and committed to purchase up to an additional $4 million should Vernalis undergo a fundraising. In March 2005, Biogen Idec took up 1,363,186 shares at 70 pence per share in the Placing and Open Offer. Excluding royalties, total potential payments to Vernalis could exceed $100 million.

Vernalis is responsible under the collaboration for the completion of certain Phase I clinical trials. Vernalis has engaged Dr. Reddy’s Laboratories Inc. in respect of the manufacture of V2006 to complete such clinical trials. Biogen Idec will fund future development under the collaboration.

Vernalis retained an option to co-promote collaboration products in the United States.

Novartis Institutes for Biomedical Research, Inc. (Hsp90)
In December 2003, Vernalis formed a research collaboration with the Novartis Institutes for BioMedical Research, Inc., (Novartis) in Cambridge, MA, USA, to investigate inhibitors of a target implicated in the progression of a range of cancers. Under that agreement with Novartis, Vernalis provided elements of its ongoing oncology research to Novartis for an initial six-month evaluation period.

In August 2004 Novartis exercised its option under the December 2003 agreement to take an exclusive licence of Vernalis’ rights to Hsp90 (therapeutic cancer target). The companies will conduct a joint research programme under which Novartis will provide research funding to Vernalis over an initial three-year period. In addition, Novartis is responsible for funding and conducting the preclinical and clinical development of product candidates, and for commercialisation.

Novartis paid Vernalis a signature fee of $1.5 million and will pay a series of further payments upon achievement of development milestones for each product candidate that Novartis takes into development. Vernalis will also receive royalties on commercial sales of collaboration products. In addition, Novartis made an equity investment of approximately £5 million through the subscription for 7,106,344 new Vernalis ordinary shares.

In the event that two product candidates from the collaboration reach the market, total payments to Vernalis from Novartis could exceed $75 million, excluding royalties.

Pintex Pharmaceuticals Inc (Pin1)
In March 2005 Vernalis acquired the intellectual property rights, know how and associated assets related to an emerging oncology target, Pin1, from Pintex Pharmaceuticals Inc. Pintex received initial cash payments on signature and transfer of know how. Vernalis will issue Pintex with a maximum of 1.5 million new ordinary shares should a drug candidate progress into human clinical trials, which is not expected before 2008. Vernalis will make an additional cash milestone payment to Pintex on marketing approval, bringing total cash payments to $6.5m, but has no royalty obligations to Pintex for any resultant products and, should a drug candidate reach the market, the total cash liability to Pintex would be $6.5 million.

Serono S.A. (MEIs: inflammation)
In October 2000, Vernalis and Serono S.A. signed a two-year agreement to jointly research, develop and commercialise metalloenzyme inhibitors for the treatment of various inflammatory diseases. Under the terms of the agreement, Vernalis received from Serono an up-front payment of $5 million.

Vernalis plc

The agreement with Serono covered BB-2827, BB-76163 and research activities. The clinical development, manufacture and commercialization of BB-2827, a collagenase inhibitor with potential application in rheumatoid arthritis, and the pre-clinical research of BB-76163, an aminopeptidase inhibitor, with potential application in multiple sclerosis, were terminated in 2001.

In October 2002, the term of the research agreement was extended, terminating in October 2003, subject to the exercise by Serono of its option of develop and commercialise certain compounds from the research agreement on terms whereby Vernalis receive milestone and royalty payments.

In January 2005 Serono started a phase I clinical trial of a selective inhibitor of MMP-12 (matrix metalloprotease inhibitor-12); the first compound to enter the clinic resulting from the research collaboration between Vernalis and Serono. Under the terms of the agreement Vernalis is entitled to receive a milestone payment. Serono will conduct and fund all development activities associated with the programme, with Vernalis receiving milestone payments and royalties upon successful commercialisation of any product.

Oscient Pharmaceuticals Corp. (MEIs: infection)
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

In September 2003, the parties terminated the August 2002 agreements and replaced them with a new Research Agreement relating to four anti-infective projects in respect of Vernalis’ proprietary bacterial metalloenzyme inhibitors, and a new agreement relating to the development and commercialization of BB-83698. Under the revised September 2003 arrangements, GeneSoft will conduct all further research and development at no cost to Vernalis and Vernalis may receive milestone and royalty payments (dependent on progression of development and sales respectively).

On February 2, 2004 the shareholders of Genesoft Pharmaceuticals Inc. approved its merger with Oscient Pharmaceuticals Corp. (formerly Genome Therapeutics Corp.), a NASDAQ quoted company. As a result of the merger, the Group’s holding in Genesoft has been exchanged for 424,118 shares in Oscient. Of these, 93,141 shares will remain in escrow and will not be made available to the Company for up to 18 months from February 2004

In September 2004, Vernalis agreed with Oscient, subject to certain pre-conditions which have not yet been met, to assign certain patent rights to Oscient and to terminate certain other patent rights licenced to Oscient. To date, this agreement is not effective.

Chroma Therapeutics Limited (BB-76163)
On November 24, 2003, Vernalis entered into an agreement with Chroma Therapeutics Limited under which Vernalis granted Chroma an exclusive license covering BB-76163 for use in cancer. Vernalis was paid a small sum on signature and will receive royalties if Chroma progresses development and sells product.

Institute of Cancer Research (Hsp90 inhibitors)
Vernalis entered into a research collaboration and option agreement with the Institute of Cancer Research (“ICR”) and Cancer Research Ventures Ltd, now Cancer Research Technologies Ltd (“CRT”) in March 2002 in respect of the discovery and evaluation of Hsp90 inhibitors.

In August 2004, Vernalis exercised its option to enter into an exclusive licence with ICR and CRT under which Vernalis is licensed to develop and commercialize the results of the collaboration. The research programme with ICR, under the research collaboration agreement, terminated in October 2004.

Vernalis is now developing the results of the research programme with ICR under its collaborator and sub-licence agreement with Novartis (see earlier), subject to payment to CRT of 25% of sub-licence income and royalties on sales of product.

Vernalis plc

Autogen Research (ChemGenex)
In August 2004, Vernalis entered into a research and development option agreement with Autogen Research Pty Ltd pursuant to which Vernalis funds research into the discovery and validation of genes and proteins involved in depression and anxiety. Under the agreement Vernalis initially funded research for a period of 6 months, such period extendable for a further 6 months at Vernalis option. Vernalis extended its right to fund a further 6 months of research in February 2005. Under the agreement, Vernalis has the exclusive option to negotiate a license and collaboration agreement.

Rhinopharma
In February 2005, Vernalis assigned certain patents and licensed exclusively its know how relating to its phosphodiesterase inhibitor research programme, previously abandoned, to Rhinopharma Limited in Canada to research, develop and commercialise phosphodiesterase inhibitors for treating allergic or inflammatory disorders. If Rhinopharma is successful, Vernalis will receive milestones and royalties on sales from Rhinopharma.

19. Reconciliation of operating loss to operating cash flows

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Operating loss	(34,954)	(36,249)	(29,388)	(30,743)
Depreciation	2,268	2,197	1,575	2,327
Amortisation of intangible fixed assets	2,242	3,373	3,985	7,146
Amortisation of investment in own shares	—	55	—	—
Impairment of intangible fixed assets	—	—	—	—
Credit for deferred shares awarded	—	(611)	—	—
Adjustment for exchange gain	(22)	(29)	—	—
Other profit/(loss) on disposal of fixed tangible assets	171	(38)	171	—
Loss on disposal of intangible fixed assets	—	—	1,777	—
Tangible fixed assets written off	582	16	—	—
(Increase)/decrease in debtors	(3,960)	(3,143)	578	(16,178)
Decrease in creditors	748	(3,273)	(4,133)	370
Decrease/(increase) in provisions	(413)	915	1,572	4,260
Increase/(decrease) in deferred income	3,039	396	(4,838)	35,299
(Increase)/decrease in stock	(3)	(57)	8	—
Merger transaction expenses paid	—	—	(5,396)	—
Adjustment for exchange gain	—	—	—	(391)

Net cash outflow from operating activities	(30,302)	(36,448)	(34,089)	2,090

20. Returns on investments and servicing of finance

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Interest received	3,484	2,480	1,414	684
Interest paid, including interest element of finance lease payments	(458)	(528)	(755)	(977)

Net cash inflow from returns on investments and servicing of finance	3,026	1,952	659	(293)

Vernalis plc

21. Capital expenditure

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Purchase of tangible fixed assets	(2,623)	(1,310)	(180)	(101)
Sale of tangible fixed assets	7,275	238	2	3,250
Purchase of fixed asset investments	(1,406)	—	—	—
Sale of fixed asset investments	—	—	162	12
Purchase of intangible fixed assets	(2,447)	(3,227)	—	(30,541)

Net cash inflow/(outflow) from capital expenditure	799	(4,299)	(16)	(27,380)

22. Financing

			Eight months
			ended	Year ended
	Years ended April 30,		December 31,	December 31,

	2002	2003	2003	2004
	£000	£000	£000	£000

Issue of ordinary share capital	375	139	15,960	8,295
Share issue costs	—	(216)	(1,527)	—
Debt due within one year: Repayment of secured loan	(270)	(270)	(135)	(1,485)
Capital element of finance lease payments	(392)	(438)	(820)	(738)
Receipt/(repayment) of loans	5,044	7,000	(7,000)	—
Receipt of US dollar secured loan	—	—	—	27,539

Net cash inflow from financing	4,757	6,215	6,478	33,611

23. Analysis of changes in net funds

	At May 01,	Cash flow	Acquisitions	Exchange	At April 30,
	2002	movement	(excluding cash)	movement	2003
	£000	£000		£000	£000

Cash	273	(1)	—	67	339
Short-term deposits and investments	62,709	(27,443)	12,903	(54)	48,115
Bank overdraft	(16)	16	—	—	—

	62,966	(27,428)	12,903	13	48,454
Secured loan due within one year	(270)	—	—	—	(270)
Secured loan due after one year	(1,620)	270	—	—	(1,350)
Convertible 6.5% loan	—	(7,000)	—	—	(7,000)
Finance leases	(746)	439	(1,269)	—	(1,576)

	60,330	(33,719)	11,634	13	38,258

	At May 1,	Cash flow	Exchange	Other	At December 31,
	2003		movement	movements	2003
	£000	£000	£000	£000	£000

Cash	339	1,601	(55)	—	1,885
Short-term deposits and investments	48,115	(25,786)	—	—	22,329

	48,454	(24,185)	(55)	—	24,214
Secured loan due within one year	(270)	135	—	(135)	(270)
Secured loan due after one year	(1,350)	—	—	135	(1,215)
Convertible 6.5% loan	(7,000)	7,000	—	—	—
Finance leases	(1,576)	820	—	—	(756)

	38,258	(16,230)	(55)	—	21,973

Vernalis plc

	At December 31,		Exchange	Other non-cash	At 31 December,
	2003	Cashflow	movement	movements	2004
	£000	£000	£000	£000	£000

Cash	1,885	(528)	(48)	—	1,309
Short term deposits and investments	22,329	9,685	—	—	32,014

	24,214	9,157	(48)	—	33,323
Secured loan due within one year	(270)	270	—	—	—
Secured loan due after one year	(1,215)	1,215	—	—	—
US dollar secured loan (including finance charges of £372,000)	—	(27,167)	1,266	(463)	(26,364)
Finance leases	(756)	738	—	—	(18)

	21,973	(15,787)	1,218	(463)	6,941

Short-term deposits and short-term investments are aggregated on the balance sheet. Cash flow from short-term deposits and short-term investments are reported in the cash flow statement under the heading “management of liquid resources”. Short-term deposits have a maturity period of more than 24 hours but less than 12 months. They are repayable on demand subject, in some instances, to the payment of certain expenses. Short-term investments are investments in a money market managed fund that are repayable within 48 hours.

24. Financial instruments related disclosure

The Group’s financial instruments comprise cash, liquid resources, finance leases, loans and various debtors and creditors, such as trade debtors and trade and other creditors that arise directly from its operations. The Group does not enter into derivative transactions. In addition, it is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken except in accordance with strict and prudent investment criteria, principally that funds are actively managed by reputable independent fund managers and investments are only made in low-risk funds with fixed rates of return.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the period under review and since the year end.

Interest rate risk

The Group finances its operations through reserves of cash and liquid resources. The funds are held in sterling, euro and US dollar managed funds and sterling treasury deposits. The funds are actively managed by reputable independent fund managers to provide the highest rate of return with a neutral risk profile.

Liquidity risk

The Board’s policy is to ensure that sufficient funds are held on a short term basis in order to meet operational needs without the use of an overdraft facility.

Foreign currency risk

The Group’s functional currency is sterling. The Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the Group’s functional currency, which include royalty and milestone receipts in US dollars from Endo, the Group’s North American licensee from frovatriptan, royalty and product sale receipts in euros from Menarini, the Group’s European licensee for frovatriptan and payments in US dollars to various clinical research organizations in respect of ongoing trials. In addition the Group has currency exposures to balances in currencies other than the Groups functional currency. In particular, the Group has a loan for $50 million, that is repayable in August 2009 and included within other creditors is $10 million due to GSK. The group considers selectively hedging against specific significant currency exposures where the dates of future payments or receipts in foreign currency are known. There were no hedging transactions in place at December 31, 2004 or December 31, 2003.

All the Group’s debtors and creditors falling due within one year (other than the bank overdraft, other debtors in relation to amounts receivable from Endo, secured loans and other credits) have been excluded from the disclosures below either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, or asset. The weighted average period for GSK cannot be calculated due to the payments being conditional to future events. The Directors estimate that this will not be before 2007. The weighted average period for the Endo receivable is 14 months.

Vernalis plc

Interest rate risk profile

The interest rate profile of the Group’s financial assets and liabilities are:

	April 30,
	2002			2003

	Floating	Fixed	Total	Floating	Fixed	Total
	rate	rate		rate	rate
	£000	£000	£000	£000	£000	£000

Financial liabilities
US dollar bank overdraft	16	—	16	—	—	—
Sterling secured loan (i)	—	1,890	1,890	—	1,620	1,620
Convertible loan	—	—	—	—	7,000	7,000
Finance leases (ii)	—	746	746	—	1,576	1,576

	16	2,636	2,652	—	10,196	10,196

Financial assets
Sterling cash at bank and in hand (v)	238	—	238	180	—	180
Euro cash at bank and in hand	2	—	2	11	—	11
US dollar cash at bank and in hand	33	—	33	147	—	147
Sterling short-term investments (iii)(v)	2,137	—	2,137	16,491	—	16,491
Sterling short-term deposits (iv)	—	60,572	60,572	4,483	27,141	31,624
US dollar investment	98	—	98	70	—	70
Australian Dollar investment	402	—	402	109	—	109
Canadian dollar investment	1,406	—	1,406	928	—	928
Sterling investment	55	—	55	—	—	—

	4,371	60,572	64,943	22,419	27,141	49,560

	December 31, 2003			December 31, 2004

	Floating	Fixed	Total	Floating	Fixed	Total
	rate	rate		rate	rate
	£000	£000	£000	£000	£000	£000

Financial liabilities
Sterling secured loan (i)	—	1,485	1,485	—	—	—
US dollars secured loan (vi)	—	—	—	—	26,711	26,711
Finance leases (ii)	—	756	756	—	18	18

	—	2,241	2,241	26,729	26,729

Financial assets
Sterling cash at bank and in hand (v)	(16)	—	(16)	(83)	—	(83)
Euro cash at bank and in hand	99	—	99	5	—	5
US dollar cash at bank and in hand	1,802	—	1,802	1,387	—	1,387
Sterling short-term investment (iii)(v)	10,360	—	10,360	13,295	—	13,295
Sterling short-term deposits (iv)	—	11,969	11,969	—	15,000	15,000
US dollar investment (iii)(v)	—	—	—	2,455	—	2,455
Australian Dollar investment	83	—	83	—	—	—
Euro short term investments (iii)	—	—	—	1,264	—	1,264

	12,328	11,969	24,297	18,323	15,000	33,323

The Group’s provisions and other creditors are non interest-bearing

(i)	The secured loan is for a term of 20 years from April 14, 1989, and is secured by a fixed charge over three of the Group’s freehold properties. Interest is fixed at 12.13 per cent per annum throughout the term. Following the sale of the Oxford site, the loan was repaid in full.

(ii)	The finance leases were all in sterling at fixed rates of interest. The weighted average interest rate and period remaining on liabilities at December 31, 2004 was 9.2 per cent and two months.

Vernalis plc

(iii)	The floating rate short term investments are invested in a money market managed fund with a weighted average maturity of less than 120 days by reference to seven-day LIBID and three month LIBID and repayable within 48 hours.

(iv)	The fixed rate short-term deposits are placed with a range of banks and building societies at fixed terms with a weighted average maturity of 129 days and a weighted average fixed rate of 4.816 per cent.

(v)	Short-term investments are used to maintain a positive bank balance, in sterling, US dollar and euro.

(vi)	The US dollar secured loan was for a term of five years from August 31, 2004 and was secured against all royalty and milestone income receivable by Vernalis in respect of the license deal with Endo. The weighted average interest rate is 5 per cent fixed for the term of the loan.

Foreign currency exposure
At December 31, 2004 the Group’s operating companies had net monetary liabilities of £22.9 million (December 31, 2003: net monetary assets £1.8 million) denominated in US dollars, £nil (December 31, 2003: £0.1 million) denominated in Australian dollars, £1.3 million (December 31, 2003: £0.1 million) denominated in euros.

Fair value of financial assets and liabilities
There is no significant difference between the fair value and the carrying value of the Group’s financial assets and liabilities at December 31, 2004 and December 31, 2003, except for the sterling secured loan, other creditors and fixed asset investments. The fair value of the loan at £nil (December 31, 2003: £1.7 million) and other creditors at £4.8 million (December 31, 2003: £9.5 million) was calculated using a discounted cash flow method as market values were unavailable. The book value of the loan at December 31, 2004 was £nil (December 31, 2003: £1.5 million). The book value of other creditors at December 31, 2004 was £5.2 million (December 31, 2003: £11.4 million). The market value of the Group’s listed investments at December 31, 2004 was £0.6 million (December 31, 2003: £0.1 million).

Borrowing facilities
The Group had no significant undrawn committed borrowing facilities at December 31, 2004.

25. Post balance sheet events

On January 19, 2005 Vernalis’ collaborator Serono started a Phase 1 clinical study of a selective inhibitor of matrix metalloprotease inhibitor 12.

On February 24, 2005 Vernalis exercised its option under its agreement with Endo Pharmaceuticals to co-promote frovatriptan in the US.

On March 21, 2005 shareholders approved the Placing and Open Offer announced on February 24, 2005. This raised net funds of approximately £27.6 million by way of a fully underwritten Placing and Open Offer of 43,250,107 new ordinary shares representing approximately 27.8 per cent of Vernalis’ existing issued ordinary share capital, full details of which were contained in a circular (with notice of EGM) sent out to shareholders on February 24, 2005. Trading in the new shares commenced on March 22, 2005, bringing the total number of shares in issue to 198,950,492.

On March 30, 2005 Vernalis acquired the intellectual property rights, know how and associated assets related to an emerging oncology target, Pin1, from Pintex Pharmaceuticals Inc. Pintex received initial cash payments on signature and transfer of know how and, should a drug candidate reach the market, the total cash liability to Pintex would be $6.5 million.

26. Related party transaction

There have been no related party transactions through the year.