Form 20-F
period 2005-12-31
VERNALIS PLC
filed 2006-06-29
CIK 851616

Vernalis Plc

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 0-20104
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
311,463,549 Ordinary Shares of 5 pence each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
Yes ☐          No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:
Yes ☐          No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)) and (2) has been subject to such filing requirement for the past 90 days.
Yes ☑          No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☑          Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐          No ☑

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
The accounting period end of Vernalis plc was previously changed from April 30 to December 31. Consequently this Annual Report is in respect of the fiscal year ending December 31, 2005. Vernalis Group had a December 31 accounting period end. References in this document to “fiscal 2001”, “fiscal 2002” and “fiscal 2003” mean the 12-month periods ended on April 30, 2001, 2002 and 2003 respectively; references to the “transition period” means the eight month period from May 1, 2003 to December 31, 2003; references to “fiscal 2004” means the 12-month period ending December 31, 2004; and references to “fiscal 2005” means the 12-month period ending December 31, 2005.
Prior to 2005 the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Principles (UK GAAP). For the year ended December 31, 2005, the Group is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”)` as adopted in the European Union (EU). As such these financial statements take account of the requirements and options in IFRS 1, “First-Time Adoption of International Financial Reporting Standards (IFRS)”. The financial results of the Company for the year December 31, 2005 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results for the year to December 31, 2004 have also been restated in accordance with IFRS.
Certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first-time adoption may result in a different application of accounting policies in the 2004 restated financial information to that which would apply if the 2004 financial statements were the first financial statements of the Group prepared in accordance with IFRS. An explanation of how the transition from UK GAAP to IFRS has affected the Group’s financial position at January 1, 2004 and December 31, 2004 and the income statement for the year ended December 31, 2004 is set out in note 30 on page F–38.
As used herein the term “Company” refers to Vernalis plc and the terms “Vernalis” and “Group” refer to the Company and its consolidated subsidiaries. The term “Vernalis Group” refers to the company Vernalis Group plc and Vernalis Group plc’s subsidiaries which have now become part of the Group as indicated above.
The market share information in this Annual Report relating to Frova® has been independently arrived at by the Company on the basis of published data provided by IMS Health Inc. and other information. IMS Health Inc. is not responsible for the evaluation, compilation and presentation of such market share information in this Report.
i

Vernalis Plc
PRESENTATION OF FINANCIAL INFORMATION: AVAILABLE INFORMATION
The Company furnishes The Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an opinion thereon by independent public accountants. Such financial statements are prepared on the basis of IFRS. The annual reports contain reconciliations to US GAAP of net loss and shareholders’ equity. The Company also furnishes the Depositary with half-yearly reports prepared in conformity with IFRS, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to recorded holders of American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs). The Company also furnishes the Depositary with all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADRs and mails to all recorded holders of ADRs notices of shareholders’ meetings received by the Depositary.
The Group’s consolidated financial statements are reported in English pounds sterling. In this Annual Report on Form 20-F, references to “US dollars” or “$” or “¢” are to US currency and references to “pounds sterling”, “£”, “pence” or “p” are to UK currency. Solely for the convenience of the reader, this Annual Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on December 31, 2005, which was $1.7188 to £l.00.
ii

Vernalis Plc
FORWARD-LOOKING STATEMENTS
Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the US Private Securities Litigation Reform Act of 1995. This Annual Report (particularly material under Item 4.B “Information on the Company – Business Overview”, Item 5.A “Operating and Financial Review and Prospects – Operating Results”, and “Item 5.D “Operating and Financial Review and Prospects – Trend Information”) contains forward-looking statements that reflect the Group’s current expectations regarding future events, including the clinical development and regulatory clearance of the Group’s products, including that of Frova® for menstrual migraine (“MM”) and Apokyn®, the Group’s ability to find partners for the development and commercialization of its products and/or any new partnership arrangement(s) on the Group’s liquidity and results of operations, as well as the Group’s working capital requirements and future capital raising activities.
Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Although not exhaustive, the following factors could cause actual results to differ materially from those the Company expects:
•	difficulties inherent in the discovery and development of new products and the design and implementation of pre-clinical and clinical studies, trials and investigations;

•	delays in and results from such studies, trials and investigations that are inconsistent with previous results and the Group’s expectations;

•	the uncertainties related to the regulatory process including the failure to obtain and maintain required regulatory approvals;

•	product and pricing initiatives by the Group’s competitors;

•	the ability of the Group to market existing products (including Apokyn® and Frova®) and new products effectively;

•	the ability of the Group to identify and agree beneficial terms with potential partners for any of its products or the failure of the Group’s existing partners to perform their obligations;

•	the ability of the Group to obtain additional financing for its operations and the market conditions affecting the availability and terms of such financing;

•	the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions; and

•	the ability of the Group to identify and consummate suitable strategic and business combination transactions.
Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under Item 3.D “Key Information – Risk Factors”. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither the Company nor any of its affiliates intends to update these forward-looking statements.
iii

Vernalis Plc
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A Selected Financial Data
The selected financial data and other information presented below under this Item 3.A represents financial data of the Group and its consolidated subsidiaries reflecting the merger of the Company with Vernalis Group (under UK GAAP merger accounting). Under UK GAAP, the merger was accounted for as a ‘merger of equals’ (pooling of interests). Under US GAAP the transaction was accounted for as the acquisition of Vernalis Group plc by British Biotech plc using ‘purchase accounting’. Under purchase accounting, the cost of the investment is calculated at the market value of the shares issued together with incidental costs and the assets and liabilities of the acquired entity are recorded at fair value.
The selected financial data set forth below as of the two years ended December 31, 2005, have been derived from the Consolidated Financial Statements of the Group, which have been audited by its independent public accountants, PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP were independent auditors to both the Company and Vernalis Group prior to their merger in 2003. This financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of the Group and Notes thereto included elsewhere in this report.
The Group’s Consolidated Financial Statements for the two years ended December 31, 2005 have been prepared in accordance with IFRS, which differ in certain respects from US GAAP. IFRS differs in certain respects from US GAAP. A description of the significant differences between IFRS and US GAAP and reconciliations of net income and shareholders’ equity, are set forth in Note 3 of the Notes to the Consolidated Financial Statements.
Consolidated Statement of Operations: Amounts in Accordance with IFRS

	Year ended December 31
	2004		2005		2005
	£’000		£’000		$’000*
Revenues	15,195		14,131		24,288
Research and development expenditure	(21,423)		(26,491)		(45,533)
Operating loss	(27,523)		(32,834)		(56,435)
Net interest income	112		(1,598)		(2,747)
Net loss	(25,653)		(32,848)		(56,459)
Net loss per Ordinary share	(17.4	)p	(16.3	)p	(28.0	)p
Ordinary shares used in computing net loss per Ordinary share (000s)	147,388		202,174		202,174
Page: 1

Vernalis Plc
Consolidated Statement of Operations: Amounts in Accordance with US GAAP

	Year ended April 30			Period ended	Year ended December 31
				December 31
	2001	2002	2003	2003	2004	2005	2005
	£’000	£’000	£’000	£’000	£’000	£’000	$’000*
Revenues	1,588	1,450	1,078	5,009	15,195	14,131	24,288
Research and development expenditure	(23,578)	(20,782)	(14,292)	(22,084)	(21,423)	(68,616)	(117,937)
Income (loss) from operations	(27,349)	(21,576)	(24,949)	(32,569)	(35,901)	(75,761)	(130,218)
Net interest income	3,174	2,817	1,515	1,901	(374)	(1,760)	(3,025)
Net loss	(24,844)	(17,475)	(22,495)	(29,281)	(29,328)	(75,937)	(130,521)
Loss per share from continuing activities	(82.1p )	(64.7p )	(73.1p )	(31.2p )	(24.4p )	(37.5p )	(64.4¢ )
Net loss per Ordinary share	(74.6p )	(52.4p )	(66.0p )	(28.0p )	(19.9p )	(37.6p )	(64.5¢ )
Ordinary shares used in computing net loss per Ordinary share (000s)	33,318	33,362	34,107	104,439	147,388	202,174	202,174
All losses are from continuing operations.
Consolidated Balance Sheets: Amounts in Accordance with IFRS

	At December 31
	2004	2005	2005
	£’000	£’000	$’000*
Cash and cash equivalents and held-to-maturity financial assets	33,323	68,295	117,385
Property, plant and equipment	1,596	1,910	3,283
Intangible fixed assets, goodwill and available-for-sale financial assets	41,905	89,797	154,343
Total assets	104,646	184,767	317,577
Non-current borrowings, deferred income and other liabilities	(67,002)	(69,587)	(111,390)
Total liabilities	(86,749)	(101,907)	(175,158)
Total shareholders’ equity	17,897	82,860	142,419
Selected Balance Sheet information in Accordance with US GAAP

	At April 30			At December 31
	2001	2002	2003	2003	2004	2005	2005
	£’000	£’000	£’000	£’000	£’000	£’000	$’000*
Cash, cash equivalents and held to maturity financial assets	64,736	50,414	44,006	24,254	33,323	68,295	117,385
Property, plant and equipment	13,877	9,902	11,258	7,062	1,362	1,793	3,082
Intangible fixed assets	—	—	2,406	56,780	69,644	74,735	128,454
Goodwill	—	—	4,875	4,620	4,815	1,178	2,025
Total assets	84,235	63,822	69,650	103,389	137,601	171,367	294,546
Non-current borrowings, deferred income and other liabilities	(2,442)	(1,683)	(4,147)	(8,119)	(66,761)	(66,886)	(114,964)
Total liabilities	(13,463)	(10,433)	(14,159)	(32,519)	(86,679)	(99,151)	(170,421)
Share capital	33,326	33,375	36,895	38,813	39,492	47,280	81,265
Total shareholders’ equity	84,235	62,822	69,650	103,839	50,922	72,216	124,125
Number of Ordinary shares (000’s)	33,326	33,375	66,752	142,127	155,700	311,464	311,464

*	The GBP amounts have been translated into US dollars at the rate of 1.7188 dollars to the pound. Such translations should not be construed as representations that the GBP amounts represent, or have been or could be converted into US dollars at that or any other rate.
Dividends
No dividend has been paid by the Company in the three fiscal years up to and including fiscal 2003, the transition period ended December 31, 2003, and the two fiscal years ended December 31, 2005.
Page: 2

Vernalis Plc
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

	Month’s Highest	Month’s Lowest
	Exchange Rate	Exchange Rate
December 2005	1.7739	1.7188
January 2006	1.7885	1.7404
February 2006	1.7807	1.7343
March 2006	1.7567	1.7256
April 2006	1.8220	1.7389
May 2006	1.8911	1.8286

Years ended	Period End	Average	High	Low

April 30, 2001	1.43	1.46	1.56	1.40
April 30, 2002	1.46	1.43	1.48	1.37
April 30, 2003	1.60	1.55	1.65	1.43
Eight months ended December 31, 2003	1.78	1.64	1.78	1.57
December 31, 2004	1.916	1.8356	1.9482	1.7544
December 31,2005	1.7188	1,8204	1.9292	1.7138
On June 12, 2006 the noon buying rate for pounds was £1.00 = $1.8398
A summary of the principal Group accounting policies, which have been applied consistently, unless otherwise stated, is set forth in Note 2 of the Notes to the Consolidated Financial Statements.
B            Capitalisation and Indebtedness
Not applicable.
C            Reasons for the Offer and Use of Proceeds
Not applicable.
D            Risk Factors
Prospective investors and shareholders should be aware that any investment in the Company involves a high degree of risk and should be made only by those with the necessary expertise to appraise the investment. In addition to the other information in this document, the following risk factors should be considered in evaluating whether to make or hold an investment in the Group. Additional risks currently unknown to Vernalis or currently believed to be immaterial, could have an adverse effect on the Group. Any or all of these factors could have a material and adverse effect on the Group’s operational results, financial condition and prospects. Furthermore, the trading price of the Company’s shares could decline, possibly rapidly, resulting in the loss of all or part of any investment therein.
Page: 3

Vernalis Plc
1.	For the foreseeable future, the Group will be highly dependent on the success of Frova® and Apokyn® in the marketplace. The discovery of any serious new adverse reactions to Frova® or Apokyn® could have a material adverse effect on the cash position and income of the Group. In addition, the intense competition to which Frova® and Apokyn® are subject could impede growth in Frova®’s and Apokyn®’s respective market shares.

Frova® and Apokyn® are the marketed products of the Group. As such the Group’s future is highly dependent on the sales of Frova® and Apokyn® The discovery of serious new adverse reactions, including those which might result in individual or class warnings or contraindications, or its temporary or permanent withdrawal from the market, could considerably undermine the financial state of the Group.

Frova® is one of seven triptans currently marketed as an acute treatment for migraine. The Company’s principal competitors for Frova® include some of the largest and most well funded pharmaceutical companies in the world, including GlaxoSmithKline plc, Merck & Co Inc, Pfizer Inc and AstraZeneca International. Sumatriptan, marketed under the name Imitrex® and developed by GlaxoSmithKline, was the first triptan approved for the acute treatment of migraine, and remains the dominant product in the United States and worldwide.

Apokyn® has been granted orphan drug exclusivity by the US Food and Drug Administration (FDA) until 2011 but could be subject to generic competition after this exclusivity period has expired. In addition, since Apokyn® may cause a decrease in blood pressure when first administered and is also associated with nausea and vomiting, initial treatment and titration is usually conducted under medical supervision. This initial visit may require a significant time commitment from the neurologist and can create resistance to initiating Apokyn® therapy. Insurance coverage for both the drug itself and the titration office visit are additional factors that must be successfully addressed for Apokyn® to gain acceptance in the neurology community.

The Group may not be able to increase or maintain the market share of Frova® or Apokyn® in light of such competition which, in turn, could have a significant adverse effect on the Group’s revenue.

2.	Failure by the Group either by itself or through its licensees, for any reason, to achieve and sustain the level of sales of Frova® anticipated by the Group could adversely impact the occurrence, timing and/or amount of milestone payments and royalties and have a material adverse effect on the cash position and income of the Group.

The sales and marketing of frovatriptan in Europe is controlled by Vernalis’ partner, the Menarini Group (Menarini). In North America the sales and marketing of Frova® is now undertaken by Endo Pharmaceuticals Inc (Endo) pursuant to the arrangements described in Item 4.B “Information on the Company – Business Overview – Commercial Collaborations” below.

If the Group or if Menarini (in respect of Europe) or Endo (in respect of the North American market), does not exercise sufficient efforts in marketing and selling of frovatriptan/Frova®, or otherwise does not achieve the sales anticipated by the Group, this could reduce revenue and royalties payable to the Group and have a material adverse effect on the cash position and the income (and any resulting profitability) of the Group.

Various situations might arise with respect to Endo, Menarini, or any of their respective subsidiaries or affiliates which could have an adverse effect on the sales and marketing of frovatriptan/Frova®. These include a direct or indirect sale or proposed sale to a third party or an assignment or proposed assignment of respective licences in frovatriptan/Frova® to a third party or the commencement of insolvency proceedings in respect of those entities.
Page: 4

Vernalis Plc
3.	The Group may experience delay or failure in achieving approval for the MM indication for Frova®.

The Group is working towards obtaining approval for the use of Frova® for the short-term preventative treatment of MM. Frova® recently completed a third Phase III clinical trial in respect of this new indication. This latter trial, which was completed in May 2006, was a second efficacy study and corroborated the positive findings from the two previous Phase III trials. The headline data from this trial demonstrated efficacy, with statistical significance compared to placebo in the number of patients who were headache free during the peri-menstrual period. A supplemental New Drug Application (sNDA) will be filed with the FDA in mid-2006, but failure to achieve FDA approval for the new indication for Frova® or restriction of the label by the FDA could adversely affect the anticipated sales potential and, therefore, income from the product.

4.	Vernalis may be unable to repay Endo’s $50 million loan by August 2009 particularly if approval for Frova® in the MM indication is not obtained.

The $50 million loan from Endo is repayable in full by Vernalis not later than August 2009. Endo has the option to off-set 50 per cent of any royalties payable to Vernalis under the Frova® licence agreement and 50 per cent of the $40 million milestone payment, which it will owe to Vernalis if Frova® is approved for the MM indication, against any outstanding balance of the loan. The Company’s ability to repay any outstanding amounts due under the loan in August 2009 will be dependent on its financial position at that time. If the Company fails to repay the loan in full in August 2009, Endo has the right to withhold amounts due thereafter from Endo to Vernalis under the Frova® licence agreement until the loan is repaid in full.

5.	Income from Apokyn® may be adversely affected by the Group’s inability to successfully promote the product and by any failure to successfully complete Phase IV studies.

Sales of Apokyn® in North America are dependent on the Group’s ability to establish its US commercial infrastructure with adequate and experienced sales personnel and on competition from generic products which may arise once Apokyn®’s Orphan Drug status in the US expires. The ability to continue to sell the product is also dependent on the successful completion of Phase IV studies, the outcome of which will be unknown until they are completed, and on any adverse reactions to Apokyn® which patients may experience and which could have a material adverse effect on sales of the product.

6.	The Group has a history of operating losses and negative cash flow and may never become profitable.

Vernalis is an early stage biotechnology company with a history of operating losses. No assurance can be given that the operations of the Group will become profitable. These losses have arisen mainly from the costs incurred in research and development of its products and general administrative costs. On March 16, 2006, Vernalis announced its audited preliminary results for the twelve months ended December 31, 2005. In this period, Vernalis’ pre-tax losses were £34.4 million. The Group’s cash and short term investments amounted to approximately £68.3 million as at December 31, 2005. To date, the Group has generated revenues through royalties, licence fees, milestone payments, contract research, supply of compound and research and development funding from its partners. In addition, Vernalis has generated income from royalty fees related to the licensing of Frova® in the US and intends to continue to generate income in the US in the future from sales revenue through its licensee, Endo and from sales of the product in Europe and any new territories. In order to support the research and development of the Company’s drug candidates, the Group plans to incur expenses considerably in excess of revenue. Sales of Frova® and Apokyn® may not generate revenues at the levels anticipated. In addition the Group is committed to the repayment of the $50 million loan from Endo on or before August 2009. The Group may not be successful in developing any additional products and any other products it may develop may not generate revenues.
Page: 5

Vernalis Plc
7.	While the Group has sufficient working capital to fund its operations for at least the next twelve months, additional funding may be required to give the Group time to reach profitability. If the Group is unable to raise additional funds it may have to curtail its operations.

In general, researching new compounds and conducting pre-clinical and clinical trials is expensive. The Group’s need for capital at any given time will be dependent on a number of factors, including:
•	The Group’s degree of success in commercialising Frova® and Apokyn®;

•	The ability to enter into collaborations to support its research and development programmes;

•	The amount, and timing, of milestone payments the Group receives from its collaborators;

•	The rate of progress and cost of the Group’s research activities;

•	The costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

•	The emergence of competing products, technology and other adverse market developments; and

•	Changes in, or termination of, the Group’s existing collaboration and licensing arrangements.
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

8.	The Group may be unable to retain certain important employees which could weaken the Group’s scientific and management capabilities.

The Group has limited capacity to provide duplicate cover for key activities. Incentivisation of key employees to remain with the Group remains key to the Group’s success. The loss of these employees could weaken the Group’s scientific and management capabilities, resulting in delays in the development of its drugs and impacting negatively on the Group’s business. Vernalis is significantly dependent on certain scientific and management personnel. Although the Group has entered into employment or consultancy arrangements with each of the Group’s important personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Biotechnology companies such as Vernalis are highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programmes, collaborative relationships and strategic goals. The biotechnology industry has a highly competitive market for qualified scientific and managerial employees. Competitors may try to recruit some of the Group’s important employees. The loss of these employees and the Group’s inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Group.

In addition, as the Group develops it may need to attract new personnel to manage new programmes and to provide the management experience necessary for the Group to make the transition from a development-focused company to a company with strong sales, marketing, production and distribution capabilities. The Group may also need to attract new personnel to support the promotion of Frova® in the US, in pursuance of its co-promotion rights under the agreement with Endo and to support the promotion of Apokyn®.
Page: 6

Vernalis Plc
9.	The Group may experience difficulties managing its growth. The Group’s failure to meet its growth or development challenges could have a material adverse effect on its operations.

The Group plans significant growth in all areas of its operations as it expands its business either through organic growth or through mergers and acquisitions. As the Group has exercised its option under the agreement with Endo to co-promote Frova® in the US, the Group will need to undertake additional tasks not previously required. The Group’s failure to meet any growth or development challenges, noted below, could have a material adverse effect on its operations.

To compete effectively and manage its growth, the Group will need to continue to:
•	Improve its managerial controls and procedures;

•	Train, manage and motivate the employee base;

•	Develop the necessary computer capacity and information systems to support its increasing operational needs and its discovery and development efforts;

•	Secure suitable office and laboratory facilities to accommodate its growing needs;

•	Accurately forecast demand for its research capability and products; and

•	Expand existing operational, financial and management information systems.
10.	No assurance can be given that the Group will be able to secure rights to additional products for promotion by its US sales force.

Following exercise by Vernalis of its option to co-promote Frova® with Endo in the US, Vernalis is now co-promoting Frova® and marketing its newly acquired Parkinson’s disease drug, Apokyn®. Endo is providing certain funding for up to five years from January 1, 2006 towards the support of this sales force. Additional products will be required for promotion by the sales force to maintain its viability. Vernalis continues to actively seek to license in rights to other marketed products. There can be no assurance that it will be able to obtain rights to promote such products.

11.	No assurance can be made that the Group will be able to bring any of the drug candidates it is developing to market.

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

The Group may fail to successfully develop a drug candidate for many reasons, including:
•	The failure to establish any collaborative third party agreements to support drug development;

•	The failure to produce a promising compound in sufficient quantities to conduct clinical trials or to manufacture the compound at commercially acceptable quantities and prices;

•	The failure of the drug in pre-clinical studies;

•	The inability of clinical trials to demonstrate that the drug is safe and effective in humans; or

•	The failure to obtain required regulatory approvals.
Page: 7

Vernalis Plc
12.	The drugs that the Group brings to market may not be commercially successful.

The Group’s success depends on acceptance of the Group’s products by the market, including by physicians and third-party payers, and consequently the Group’s progress may be adversely affected if it is unable to achieve market acceptance of its products. Some factors that may affect the rate and level of market acceptance of any of the Group’s products include:
•	The existence or entry onto the market of superior competing products or therapies;

•	The price of the Group’s products compared to competing products;

•	Public perception regarding the safety, efficacy and benefits of the Group’s products compared to competing products or therapies;

•	The effectiveness of the Group’s sales and marketing efforts and those of the Group’s marketing partners;

•	Regulatory developments related to manufacturing or use of the Group’s products;

•	The willingness of physicians to adopt a new treatment regimen; and

•	Publicity concerning the product type in general.
13.	There can be no assurance that the Group’s products will receive and maintain regulatory approval. The complexity and multi-jurisdictional nature of the applicable regulatory processes could result in delays in achieving such regulatory approval.

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
Page: 8

Vernalis Plc
14.	Even if the Group’s products are approved, they may still face later regulatory difficulties.

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

15.	The Group’s business faces intense competition from major pharmaceutical companies and specialised biotechnology companies engaged in the development of drugs directed at the conditions and disorders that are the focus of the Group’s drug programmes.

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

16.	Technological changes could overtake the products being developed by the Group.

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
Page: 9

Vernalis Plc
17.	The Group may not be able to sell its drugs profitably if reimbursement from third party payers, including government and private health insurers, is unavailable or limited.

The Group may be adversely affected by third-party reimbursement and healthcare cost containment initiatives. A significant portion of the Group’s future revenue is likely to depend on payments by third-party payers, including government health administration authorities and private health insurers. The Group may not be able to sell its drugs profitably if reimbursement from these sources is unavailable or limited. Third-party payers are increasingly attempting to contain healthcare costs through measures that are likely to impact the drugs the Group is developing, including:
•	Challenging the prices charged for healthcare products, by limiting both coverage and the amount of reimbursement for new therapeutic products, and by denying or limiting coverage for drugs that are approved by the regulatory agencies but are considered experimental by third-party payers; and

•	Refusing to provide coverage when an approved drug is used in a way that has not received regulatory marketing approval.
18.	The Group may be unable to successfully establish and protect its intellectual property which is significant to the Group’s competitive position.

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

19.	The Group may incur substantial costs as a result of disputes relating to intellectual property.

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
Page: 10

Vernalis Plc
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

20.	Foreign exchange rate fluctuations may adversely affect the Group’s results of operations and financial condition.

The Group records its transactions and prepares its financial statements in pounds sterling, but a substantial proportion of the Group’s income from sales of Frova® and collaborative agreements is received in US dollars or Euros including payments from Endo under the agreement for Frova®. A fixed milestone payment of $15 million is due from Endo in August 2006. In addition, a further payment of $40 million is due to Vernalis from Endo conditional on obtaining FDA approval to market Frova® for short-term prevention of MM. Sales-related milestones may also be due to Vernalis dependent upon Frova® achieving certain annual sales targets. In addition, as at December 31, 2005, the Group had a US$5 million denominated liability to GlaxoSmithKline and a loan outstanding to Endo for US$50 million plus accrued interest agreed at the time of the Frova® licensing agreement. Furthermore, the Group incurs a proportion of its expenditure in US dollars, relating primarily to the clinical trials that it conducts in the US and to the costs of its US commercial operation. The Group’s cash balances are predominantly held in pounds sterling. To the extent that the Group’s foreign currency assets and liabilities are not matched, fluctuations in exchange rates between pounds sterling, the US dollar, the Canadian dollar and the Euro may result in realised or unrealised exchange gains and losses on translation of the underlying currency into pounds sterling that may increase or decrease the Group’s results of operations and may adversely affect the Group’s financial condition each as stated in pounds sterling. In addition, if the currencies in which the Group earns its revenues and/or holds its cash balances weaken against the currencies in which it incurs its expenses, this could adversely affect the Group’s profitability and liquidity. Where a substantial net foreign currency liability exists, the Group will consider hedging against it to minimise foreign currency expense. However, such hedging is based on estimates of liabilities and future revenues and will not fully eliminate future foreign currency exchange fluctuations.

21.	The Group cannot guarantee that its collaborators will devote sufficient resources to collaborations with the Group or that the Group’s drug candidates can be developed and commercialised without these collaborators.

The Group’s success is dependent on its current collaborators and contractors and the ability of the Group to attract new collaborators and contractors in the future. The Group’s collaborators have and in the future are likely to have substantial responsibility for some of the development and commercialisation of the Group’s drug candidates. Certain of the Group’s collaborators also have, and in the future are likely to have, significant discretion over the resources they devote to these efforts. The Group’s success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Currently, Vernalis’ most important collaborators are Endo, Menarini, Serono S.A., Oscient Pharmaceuticals Corporation (Oscient) of which Genesoft Pharmaceuticals, Inc (Genesoft) is a subsidiary, Biogen Idec Inc (Biogen Idec), The Novartis Institutes for BioMedical Research (Novartis) and Reckitt Benckiser plc (Reckitt Benckiser).

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
Page: 11

Vernalis Plc
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
22.	The Group is dependent on single sources of supply for its compounds in research and development and for Apokyn® and Frova® and some of their components.

The Group currently depends on single sources of supply (in some cases through individual purchase orders rather than long term contracts) for components it needs to conduct its research and development activities and for some of the raw materials and ingredients used to manufacture and supply Frova® and Apokyn® in finished form. These suppliers may be unwilling or unable to meet the Group’s future needs. Replacing one of these suppliers or finding additional suppliers could take a long time. For example, if circumstances required the Group to locate either an alternative supplier for the raw materials and ingredients used to manufacture Frova® and Apokyn® or an alternative secondary manufacturer, manufacture and delivery to the marketplace of Frova® and Apokyn® could be interrupted. Similarly, if the Group had to interrupt its research or development programmes in order to locate an alternative supplier of essential components, the Group could be forced to delay preclinical or clinical trials. Any of these events would adversely affect the Group’s programmes and projected revenues.

23.	The Group’s suppliers may encounter unexpected difficulties in the design and construction of manufacturing processes and the scale-up of production to viable commercial levels.

Suppliers of the Group may encounter unexpected difficulties in the design and construction or adaptation of production facilities and the scale-up of production processes to viable commercial levels. These difficulties could result in substantial additional costs or affect the commercial viability of a product.

24.	If the Group fails to maintain its computer hardware, software and related infrastructure, market approval could be delayed and revenues lost.

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
Page: 12

Vernalis Plc
25.	There can be no assurance that the Group will be able to identify suitable partners, enter into business combinations with them and successfully integrate their operations with the Group’s operations. The acquisition of assets by the Group may be made for shares, diluting existing shareholdings.

The biotechnology sector in the United States and in Europe has been characterised by consolidation. It is possible that the Company may participate further in the consolidation of the biotechnology sector. The Group’s competitors may also pursue business combinations and bid for companies that the Group views as potential partners in a business combination. As a result, the Group may be unable to locate or enter into business combinations with partners that are the most suitable to its product platform and business strategy, which would limit the synergies created by a business combination. There can be no guarantee that the Group will be able to successfully integrate any businesses or assets that it may acquire in future transactions. Part of the Group’s business strategy is to acquire businesses and assets specialising in pharmaceutical research and development and related services. At this time Vernalis is not a party to any definitive agreement for the acquisition of any material business or assets (other than agreements in the ordinary course of business) and no guarantee can be given that definitive agreements may be reached with any person, or that if definitive agreements are executed, that such agreements will be consummated. The Group may acquire assets for which it pays wholly or partly in shares of the Company, diluting existing shareholdings.

26.	Investors should consider the Group’s business and prospects in light of the heightened risks and unexpected expenses and problems the Group may face as a business in an early stage of development in a new and rapidly evolving industry.

Vernalis’ operating history makes it difficult for an investor to evaluate its business and prospects. The Group’s product pipeline may not result in any meaningful benefits to the Group. Due to the limited operating history referred to above, the Group may have difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which the Group can devote development effort is limited by the availability of financial and scientific resources, the Group is exposed to the risk that the delay or failure of individual product development programs will adversely affect the content and delivery over time of the Group’s product development pipeline.

27.	Ordinary Shares may fluctuate in value substantially.

The market price for Ordinary Shares and the securities of other emerging biotechnology companies have been volatile. During the 12 months ended December 31, 2004, Vernalis’ closing share price ranged from 47.5 pence to 97 pence and during the 12 months ended December 31 2005 ranged from 57.25 pence to 88.5 pence. Factors that could significantly impact the market price of Ordinary Shares in the future other than those described elsewhere in this document include:
•	Sales of Frova® and Apokyn®;

•	Announcements concerning research activities, technological innovations, clinical trials or financial results by the Group or its competitors;

•	Termination of collaborations by the Group or its partners;

•	Governmental regulatory initiatives;

•	The FDA, the UK Medicines & Healthcare Products Regulatory Agency or the European Medicines Evaluation Agency approving or denying new drug applications;

•	Patent or proprietary rights developments;

•	Public concern as to the safety or ethical implications of biotechnology products;

•	Ability to raise additional funds to, amongst other things, repay its $50 million loan to Endo (which is repayable in full in August 2009), and to fund research and development projects;

•	Sales of substantial amounts of the Group’s shares by existing shareholders;

•	Price and volume fluctuations in the stock market at large that do not relate to the Group’s operating performance;

•	Changes in financial estimates by securities analysts, comments by securities analysts, or the Group’s failure to meet analysts’ expectations;

•	Actual or anticipated variations in periodic operating results;
Page: 13

Vernalis Plc
•	New products or services introduced or announced by the Group or its competitors;

•	Changes in the market valuations of other similar companies;

•	Announcements by the Group of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	Additions or departures of key personnel.
28.	The Group may be unable to secure adequate insurance at an acceptable cost.

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

29.	Competition regulation may have an impact on the way the Group conducts its business and its dealings with private counter-parties and government collaborators.

The Group’s activities will be subject to several competition law regimes, including those of the European Union, Canada, the US and the UK. Article 81(1) of the EC Treaty prohibits agreements between undertakings which have as their object, or effect, the restriction, prevention or distortion of competition within the European Union and which may affect trade between member states. The UK has equivalent competition law provisions concerning agreements that affect trade within the UK.

Agreements restricting competition to an appreciable extent within the meaning of Article 81(1) are void in whole or in part. The European Commission may impose fines of up to 10 per cent of the respective worldwide turnover in the preceding business year on parties entering into such agreements. Persons who have suffered loss by reason of the anti-competitive restrictions may claim damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of the fact that they fall within a block exemption. Prior to 1 May 2004, parties to an agreement not covered by a block exemption could apply to the European Commission for an individual exemption from the Article 81(1) prohibition under Article 81(3). Since 1 May 2004 however, the parties themselves must assess whether the exemption criteria under Article 81(3) are met and it is no longer possible to apply to the European Commission for an individual exemption.

Certain agreements that the Group has entered into or may enter into, such as with collaborators and licensees, contain provisions which might be deemed to be restrictive of competition under Article 81(1). In particular, certain licence agreements that a member of the Group has entered into, or the Group may enter into, involving the grant of exclusive licences of patents, patent applications, other intellectual property rights and know-how covering the EU territory and/or territorial restrictions may appreciably restrict competition under Article 81(1). If a block exemption is not applicable and the Article 81(3) individual exemption criteria are not met, provisions of any agreement that restricts competition under Article 81(1), including those relating to the exclusivity rights, may be unenforceable, which could have a material adverse effect on that company. The relevant company could also potentially be subject to fines and/or claims for damages in relation to any anti-competitive arrangements which it enters.
Page: 14

Vernalis Plc
The Group’s activities will also be subject to the EC rules on state aid. Article 87(1) of the EC Treaty prohibits any aid granted by a member state or through state resources which distorts or threatens to distort competition by favouring certain undertakings or the production of certain goods and which affects trade between member states. Articles 87(2) and 87(3) provide a list of exhaustive categories of aid compatible with the common market. The European Commission must be informed of any plans to grant or alter aid falling within the meaning of Article 87(1) unless it qualifies under the block exemption de minimis threshold and, if it finds that a State aid has been granted or altered without prior notification, it is entitled to require the member state in question to suspend the aid pending the outcome of its decision. If the European Commission finds that the aid is incompatible with the common market, it will generally require repayment of the aid with interest.

Certain arrangements that the Group has entered into or the Group may enter into, for example with governmental collaborators, may involve benefits which might be said to be state aid under Article 87(1). The relevant company will determine on a case-by-case basis whether the effect of any arrangement is to grant or alter aid which should be notified to the European Commission. Any such arrangements which are not notified and subsequently found to be incompatible with the common market could potentially have to be repaid.

30.	The use of hazardous materials may subject the Group to additional compliance costs and/or liability in the event of a hazardous waste spill or other accident.

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

31.	The Group may face product liability claims. The Group may become subject to shareholders’ action.

The Group in carrying out its activities will potentially face contractual and statutory claims, or other types of claim from customers, suppliers and/or investors. In addition, the Group is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of pharmaceutical products. Consumers, healthcare producers or persons selling products based on the Group’s technology may be able to bring claims against the Group based on the use of such products in clinical trials and the sale of products based on the Group’s technology.

32.	The Group may be subject to special interest groups and adverse public opinion.

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
Page: 15

Vernalis Plc
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
ITEM 4. INFORMATION ON THE COMPANY
A            History and Development of the Company
The Company was founded in 1986 as British Bio-technology Limited and re-registered in 1989 as British Biotech plc, a public limited company under the laws of England with registered number 2304992. In April 2003, British Biotech acquired RiboTargets Holdings plc, a privately-held, research-oriented biotechnology company, and in September 2003 it completed a merger with Vernalis Group plc, a publicly-listed biotechnology company engaged in the discovery, development and commercialization of drugs for the treatment of diseases related to the central nervous system (CNS). On October 1, 2003, following this merger, British Biotech plc re-registered as Vernalis plc, which is the Group’s parent company. The Company is listed on the London Stock Exchange (referenced VER) and on the NASDAQ National Market System in the United States (referenced VNLS), following an initial public offer of its shares in July 1992. The Group does not have an agent in the United States.
The Group is principally engaged in pharmaceutical research and development and the exploitation of its two marketed products, Frova® and Apokyn®. This work is being undertaken by Vernalis Development Ltd, and Vernalis (R&D) Ltd (formerly Vernalis (Oxford) Ltd and formerly British Biotech Pharmaceuticals Ltd), Vernalis Pharmaceuticals Inc and Cita NeuroPharmaceuticals Inc (Cita) all of which are wholly-owned subsidiaries of the parent. The companies are currently conducting research and development of new pharmaceutical products with a focus on neurology, pain management and oncology. Vernalis currently has two marketed products, Frova®, which is approved as an acute treatment for migraine and Apokyn® which is approved for Parkinson’s disease, as well as seven products (including Frova® for the prevention of MM) in clinical development and two main programs of drug discovery. For additional information see Item 4.B “Information on the Company - Business Overview”.
Vernalis’ principal executive offices are located at Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA, United Kingdom (telephone number: +44-118-977-3133) from where the management of clinical development activities is undertaken. Certain research and development activities are conducted at the Company’s additional facilities in Cambridge, UK, Mississauga, Toronto and, in collaboration with other companies, at other locations. The Company’s sales force is run out of its newly established office in Morristown, New Jersey. The headcount of the Company has increased, mainly due to the establishment of its US sales force and at December 31, 2005, Vernalis employed 192 full-time employees.
Frova® was launched in the United States in June 2002 and, until May 2004, was marketed as Frova™ by a combined sales force from Elan Pharmaceuticals Inc (Elan) and its co-promotion partner UCB CoProm LP (UCB). In May 2004 Vernalis reacquired the North American rights to Frova® from Elan and until August 2004 received the revenue from all US sales of Frova™. In August 2004, Vernalis licensed Frova® to Endo Pharmaceuticals. Under the terms of the licence agreement, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million on the first and second anniversary of closing, the first of which was received in August 2005 and the second is due for payment in August 2006. Endo will also make a $40 million milestone payment to Vernalis if FDA approval for short term prevention of MM is achieved, as well as various milestone payments to Vernalis upon the achievement of certain sales thresholds.
Page: 16

Vernalis Plc
Starting on January 1, 2007, Endo will make royalty payments on sales to Vernalis which will be tiered from 20% or higher if FDA approval of the MM indication is obtained. Under the terms of the agreement, Vernalis was granted an option to establish its own speciality neurology sales force to co-promote Frova® in the US alongside Endo. In February 2005, Vernalis exercised this option, and from 1st January 2006 Endo has provided partial funding for 25 of Vernalis’ 34 specialty neurology sales representatives and will continue to do so for up to five years. This sales team has the opportunity to market other prospective CNS products in addition to Frova®, and has formed the basis of Vernalis’ commercial operations in North America for the future sale of pharmaceuticals. Vernalis continues to receive royalty and milestone payments and payments for supply from Menarini in respect of frovatriptan in Europe.
The Group has incurred net losses since foundation and expects to continue to incur losses as its research and development programs progress. Other than Frova® and Apokyn®, there can be no assurance that any of the Group’s products will be approved for sale in the US, UK, Europe or elsewhere, or that any of those other products, if approved, or Frova® and Apokyn®, will perform to the Group’s expectations.
Important Events From April 30, 2005 to Year End 2005
•	On July 27 Vernalis acquired Ionix Pharmaceuticals Limited (Ionix), strengthening the Company’s pipeline with V1003, a proprietary intranasal formulation of buprenorphine for acute post-operative pain.

•	On August 22 Vernalis started a Phase II clinical trial of V1003 in acute post-operative pain.

•	On September 6 Vernalis completed recruitment for the Frova® Phase III efficacy study for the short-term prevention of MM.

•	On November 4 Vernalis acquired exclusive rights in North America to Apokyn® (apomorphine hydrochloride injection) for a one-off payment of $23 million. Apokyn® was formerly owned by Mylan Bertek Pharmaceuticals Inc (Mylan) and is approved for the acute, intermittent treatment of hypomobility, “off” episodes (“end-of-dose wearing off” and unpredictable “on/off” episodes) associated with advanced Parkinson’s disease.

•	On November 4 Vernalis also announced a collaboration with Britannia Pharmaceuticals Limited (Britannia) to explore the development of new formulations of apomorphine in North America (specifically, a continuous sub-cutaneous infusion of apomorphine, as well as the rights to negotiate the nasal dry powder system).

•	On December 13 shareholders approved a Placing and Open Offer of Ordinary Shares to raise £42.7 million (before expenses), a Vendor Placing of £15.3 million of Ordinary Shares and the acquisition of Cita for initial consideration of $29.9 million (and deferred consideration of up to $35 million depending on performance in clinical development of Cita’s two main programmes), all of which had been announced on November 18. Vernalis completed its acquisition of Cita on December 14.

•	On December 19 Vernalis’ partner Novartis selected a pre-clinical development candidate under the joint research and development collaboration for the oncology target Hsp90, triggering a milestone payment of $1.5 million to Vernalis.

•	On December 20 Vernalis successfully completed the Phase III Frova® safety study for the short-term prevention of MM, indicating that the long-term safety profile observed was in line with previous data from shorter-term studies
Results and Dividends
The revenue of the Group during the year ended December 31, 2005 was £14,131,000 (year ended December 31, 2004: £15,195,000). The loss after taxation during the year ended December 31, 2005 amounted to £32,848,000 (year ended December 31, 2004: £25,653,000). The directors do not recommend the payment of a dividend (year ended December 31, 2004: nil).
Page: 17

Vernalis Plc
Important Events Since Year End 2005
•	On January 24 Vernalis announced the launch of its US speciality neurology sales force. This 34-strong team is promoting Vernalis’ Parkinson’s disease drug Apokyn®, as well as co-promoting the Vernalis’ migraine drug, Frova®, alongside Endo.

•	On March 16 Vernalis announced the results of a Phase IIa study of V1003, a novel proprietary intranasal formulation of buprenorphine for the management of post-operative pain.

•	On May 8 Vernalis announced the positive data from the second Phase III efficacy study of Frova® for the short-term prevention of Menstrual Migraine.
Principal Capital Expenditures
The purchase of tangible fixed assets, comprising laboratory, leasehold improvements and computing equipment, amounted to £589,000 in fiscal 2005 and £101,000 in fiscal 2004. In addition, a provision of £283,000 was made in fiscal 2004 in respect of the leasehold property at Abingdon and in respect of potential dilapidations at the end of the lease. This is expected to be utilised at the end of the lease. Expenditure on intangible fixed assets, representing payments made to third parties to acquire licenses to develop their intellectual property, was £16,570,000 in fiscal 2005 and £30,841,000 in fiscal 2004.
In fiscal 2005,no significant amounts were raised by the sale of fixed assets. In fiscal 2004, the Oxford property, the Company’s former headquarters, was sold and proceeds of £3,250,000 were received.
Principal Capital Expenditures in Progress
Vernalis continues to make expenditures on new laboratory equipment, at similar levels to fiscal 2005. Additionally, the currently vacant Granta Park Phase II property is being fitted out in order to sublet the property but this expense is already included in provisions. Vernalis’ share of such expenditure is estimated to be £0.9 million and will be funded from existing cash reserves with the remainder funded by the proposed sub-lessees.
B            Business Overview
Business Strategy
Vernalis’ strategic goal is to become a sustainable, self-funding, R&D driven speciality bio-pharmaceutical company primarily focused on drugs for the treatment of neurology and CNS disorders. It has two marketed products, a pipeline of clinical drug candidates and research programmes and a strong management team which has demonstrated its ability to enter into significant licensing and partnering agreements with major pharmaceutical and biotechnology companies.
To execute its strategy, the Company aims to progress its portfolio of clinical development products and research programs itself and in collaboration with other companies and to maximise revenue opportunities from its marketed products. During fiscal 2005, in addition to two financing rounds raising £73 million before expenses, Vernalis undertook the corporate acquisitions of Cita and Ionix which provided further products in development. The Company also acquired North American rights to Apokyn® for the acute intermittent treatment of off episodes associated with advanced Parkinson’s disease.
The Company currently has seven products in clinical development, its lead clinical development candidate being Frova® for the short-term prevention of MM which has just completed Phase III trials.
Vernalis has also established a commercial operation in North America initially to co-promote Frova® alongside its partner, Endo, and to sell its other marketed product Apokyn®, as well as other products which it is developing in-house or may acquire.
Page: 18

Vernalis Plc
Medical Focus
Vernalis is primarily focused on developing products for neurology and pain management. The Group has considerable scientific and clinical experience in these fields and is currently engaged in the research and development of new pharmaceutical products to meet medical needs in these areas.
Marketed Products and Product Development Programs
This section summarises the Group’s marketed products and product development programs classified into the areas of pain, neurology and other programmes.
Pain
Frovatriptan — Marketed for acute migraine
Frovatriptan is a selective 5-HT1B/1D receptor agonist approved as an acute oral treatment for migraine headache and its associated symptoms. It is one of a class of prescription drugs called triptans, a number of which are already approved for this acute indication. Frova® is distinguished from other triptans by its long half-life and is also being developed for the intermittent, short-term prevention of MM as described below.
After reacquiring North American rights from its former partner Elan, Vernalis licensed these rights to Endo who re-launched the product during 2005 with an expanded sales force and a new marketing strategy focused on the benefits of Frova®’s long duration of action.
Vernalis licensed Frova® from SmithKline Beecham plc, the discoverer of the compound, in 1994, when SmithKline Beecham had completed most of the pre-clinical development work required to initiate human clinical trials. Vernalis completed the outstanding pre-clinical work and in January 1995 began a series of Phase I clinical trials. In January 1996, Vernalis began a series of Phase II clinical trials in over 1,600 migraineurs.
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
In November 2001, the FDA granted marketing approval for Frova® in the US for the acute treatment of migraine. Elan and its co-promotion partner UCB launched Frova® in the US during June 2002, under the trademark Frova®. In the US, migraineurs are treated primarily by neurologists and primary care physicians (PCPs), so the marketing program for Frova® in the US is directed mainly towards these two groups of prescribers.
In Europe, Frova® is marketed in ten countries by Menarini. The drug was approved throughout the then 15 member states of the European Union via the mutual recognition procedure in January 2002, with France acting as the reference member state. Menarini launched the product in Germany, the first European market, during November 2002. Subsequent launches have taken place in The Republic of Ireland (March 2003), the United Kingdom (April 2003), Austria (November 2003), The Netherlands (April 200), Italy (September 2004), Spain (October 2004), Greece (December 2004), Slovakia (January 2006) and Finland (March 2006). Frova® sales have grown steadily, with market share gains in both Germany and Menarini’s home territory of Italy. In Germany and Italy Frova® currently represents in excess of 10 per cent and 11 per cent, respectively, of the overall triptan market share.
In May 2004, Vernalis reacquired the North American rights to Frova® from Elan for a total of $50 million, payable in instalments. This figure was subsequently re-negotiated to $44 million and inventory was purchased for $4.5 million. Both these sums were paid in full to Elan during the year.
From May 2004 until August 2004, Vernalis was solely responsible for marketing Frova® in North America.
Page: 19

Vernalis Plc
In August 2004, Vernalis licensed Frova® to Endo Pharmaceuticals. Under the terms of the licence agreement, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million on the first and second anniversary of closing, the first of which was received by Vernalis in August 2005 and the second is due for payment in August 2006. Endo will also make a $40 million milestone payment to Vernalis if FDA approval of MM is achieved as well as various milestone payments to Vernalis upon the achievement of certain sales thresholds starting with a milestone of $10 million upon reaching $200 million annual net sales. Starting on January 1, 2007, Endo will make royalty payments on sales to Vernalis which will be tiered from 20 per cent or higher if FDA approval of the MM indication is obtained.
In September 2004, Vernalis received a Notice of Compliance from the Canadian Health Authorities indicating that Frova® had been approved for the acute treatment of migraine in Canada. The approval follows a successful dialogue with the Canadian Health Authorities regarding the product label, a necessary step prior to initiation of the national pricing approval.
Also in September 2004, Vernalis signed an agreement with SK Chemicals Co., Ltd of Korea, granting them exclusive distribution rights for Frova® in the Korean market. Vernalis received an upfront fee on signature and is due a further payment on receipt of Korean marketing authorisation, in addition to revenues from future product supply. SK will be responsible for managing and funding the regulatory approval process and the subsequent marketing of the product in Korea.
In December 2004, Menarini successfully completed a second round of mutual recognition to include the EU accession countries as well as Iceland and Norway. Frova® has also been approved in Switzerland, Bulgaria, Romania and six Central American countries with further launches expected in these markets during 2006.
In February 2005, Vernalis exercised its option to co-promote Frova® alongside Endo, and from January 2006 Endo has provided partial funding for 25 of Vernalis’ 34 specialty neurology sales representatives and will continue to do so for up to five years. This sales team is also marketing Apokyn®, Vernalis’ Parkinson’s disease product and has the opportunity to market other CNS products in addition to Frova® and Apokyn®.
Vernalis intends to seek other pharmaceutical partners to realise Frova®’s commercial potential, including the new proposed MM indication (see below) in territories not licensed to Endo, Menarini and SK Chemicals.
Frova® — Menstrual Migraine (MM)
Vernalis has completed the three additional clinical studies of Frova® that, if successful, may enhance the commercial potential of the drug. These studies are aimed at obtaining approval for Frova® for use as an intermittent, short-term prevention of MM. In the US, this may affect 12 million women. None of the triptan class of drugs is currently approved for this indication and Frova®’s long half-life (approximately 26 hours) suggests that it might be an appropriate treatment for this novel application. These trials included an initial efficacy study, a safety study and a second efficacy study, the latter completing in May 2006 in the US. Vernalis’ partner, Endo, expects to file an sNDA with the FDA in mid-2006.
Initial efficacy study: In October 2002, positive study data were first presented from a study of more than 500 MM sufferers in the US, suggesting that short-term treatment with Frova® was effective in preventing migraine headaches triggered by menstruation. The study was a crossover design covering three menstrual cycles in which patients were administered each of placebo, once-daily and twice-daily dosing with Frova® for one month. The data demonstrated a highly statistically significant improvement in the numbers of patients who were headache-free during their menstrual cycles for both once- and twice daily dose regimens of Frova® compared to placebo (p < 0.0001). These data were published in a leading journal, Neurology (2004, 63: 261-269).
Page: 20

Vernalis Plc
Safety study: In December 2005, Vernalis announced data from a long-term safety study that investigated the higher dose regimen from the initial efficacy study. Female patients were administered Frova® for six days each month (2 x 2.5 mg twice daily on day one, and 2.5 mg twice daily for five days) covering their menstrual cycles. The study results indicated that Frova® is well-tolerated when used as a six-day dosing regimen for up to 12 menstrual periods. Importantly, more than 300 patients received 12 months of treatment, exceeding the study objective of treating 100 patients for 12 menstrual cycles.
Second efficacy study: In May 2006, Vernalis announced positive data from a second efficacy study. Patients in the study were treated for three peri-menstrual periods (PMPs). The primary endpoint was the number of menstrual migraine-free PMPs. Both once and twice-daily dose regimens of Frova® demonstrated efficacy, with statistical significance compared to placebo (p<0.01 and p<0.001 respectively). In addition, both dose regimens achieved statistical significance in other measures of effectiveness. These secondary endpoints included increased number of PMPs with one or no days of mild headache, reduction in headache intensity and a reduction in the use of rescue medication. The frequency of adverse events was similar across both active treatment arms and placebo. To be eligible for entry into this study, patients had to have previously been exposed to non-triptan therapy (i.e. NSAIDs — non-steroidal anti-inflammatory drugs) for the treatment of menstrual migraine episodes and had to have responded inadequately to acute triptan therapy. Prior to randomisation all patients had to experience an MM during a one-month placebo run-in. The 427 eligible patients were randomised to either placebo, once-daily or twice-daily dosing with Frova® and were treated for six days in each of three menstrual cycles, with therapy starting two days before the expected onset of menstrual headache.
Vernalis’ partner, Endo, expects to file the sNDA with the FDA in mid-2006. The regulatory review of the sNDA for the MM indication is anticipated to take 12 months after submission. If approved by the FDA for this expanded indication, Vernalis will receive a $40 million milestone payment from Endo. It is expected that the requirements to submit applications to extend European licenses will be broadly similar to those in the United States. See also below, “Material Effects of Government Regulation”.
V1003 – post-operative pain
Vernalis obtained rights to V1003 (formerly IX-1003) with its acquisition of Ionix in July 2005. V1003 is a novel, proprietary intranasal formulation of buprenorphine, an opiate analgesic, for the management of post-operative pain in hospital and home settings. Buprenorphine is a well-known analgesic and the proprietary intranasal formulation has the potential to provide a convenient alternative to current treatments, enabling patients to manage post-operative pain prior to hospital discharge, as well as at home during recovery. Two successful Phase I clinical studies have been completed and have demonstrated rapid attainment of potentially analgesic plasma levels.
V1003 started a Phase II study in August 2005 and in March 2006 Vernalis announced data from the randomised, double-blind, placebo-controlled single dose study in 360 patients undergoing surgery on bunions (bunionectomy surgery) which compared V1003 to both placebo and to Vicodin®, one of the most widely prescribed oral pain killers. A range of four doses were investigated; 0.1, 0.2, 0.4 and 0.6 mg compared to Vicodin® (hydrocodone 10mg, paracetamol 1g) and placebo, with an equal number of patients in each study group. The results demonstrated that doses of V1003 of 0.2mg and above were statistically superior to placebo for the primary end point of efficacy. A dose response was demonstrated for V1003 and the highest dose tested (0.6mg) was statistically superior to Vicodin® for pain relief with a strong trend to superiority at lower doses. There were no serious adverse events reported and there were few reports of local irritancy following nasal delivery of V1003. The most frequent adverse events of nausea, vomiting, dizziness and sleepiness were reported more frequently with V1003 than with Vicodin®, which is a weaker opiate, or with placebo.
Vernalis is developing V1003 in partnership with Reckitt Benckiser. The two parties are working together on the most appropriate development programme for nasal delivery of buprenorphine. Under the partnership agreement, Reckitt Benckiser is funding all development costs with Vernalis receiving a series of milestone payments and royalties on commercial sales. Vernalis has retained the option to co-market the product in the US in return for contributing to a proportion of the on-going costs. The Company is currently reviewing this option and will make a decision prior to moving to the next stage of development of V1003.
Page: 21

Vernalis Plc
V3381 — neuropathic pain
Vernalis acquired the worldwide rights, excluding Italy, to V3381 through its acquisition of Cita in December 2005. V3381 is a novel drug candidate that is being developed as a treatment for neuropathic pain and is thought to have a dual mechanism of action, that of an NMDA antagonist and an MAO-A inhibitor, that is believed to control pain in both the peripheral and central nervous system. Neuropathic pain is a chronic form of pain related to damage to nerves and their signalling processes, and unlike other forms of pain, is generally non-responsive to current analgesics, does not diminish over time and can increase in both intensity and area. This type of pain occurs in later stages of diabetes, post-herpetic neuralgia (shingles), side effects of chemotherapy, trigeminal (facial) neuralgia, HIV infection, spinal cord injuries and other nerve injuries (eg. amputation).
V3381 has undergone pre-clinical and clinical studies in which it was determined to be safe and well-tolerated. In two proof-of-concept studies V3381 achieved a reduction of the area and intensity of pain reported by volunteers in a model of neuropathic pain. A maximum tolerated dose study in healthy volunteers has recently been completed in order to establish the dose range for Phase II clinical studies. An Investigational New Drug (IND) application has been submitted to the FDA and Vernalis plans to initiate a Phase II clinical study of V3381 in diabetic neuropathic pain patients in the first half of 2006. The randomised, double-blind study in the US and Canada will assess safety, pharmacokinetics and preliminary efficacy of repeat dosing.
Neurology
Apokyn® — Marketed for advanced Parkinson’s disease
Apokyn® is approved in the US for the acute, intermittent treatment of immobilising “off” episodes associated with advanced Parkinson’s disease. It is administered by means of an injector pen, as needed, to treat periods of immobility in people with advanced disease.
Parkinson’s disease is a progressive neurological disorder that leads to the loss of dopamine-containing neurons in the substantia nigra part of the brain controlling muscle movement. People with Parkinson’s disease often experience trembling, muscle rigidity, difficulty walking, and problems with balance and coordination. These symptoms generally develop over the age of 60; however, the disease also affects a small percentage of the younger population. Parkinson’s disease is progressive and the signs and symptoms become worse over time. Although Parkinson’s disease may eventually be disabling, the disease often progresses gradually, and most people have many years of productive living after initial diagnosis.
It is estimated that approximately 1.5 million people in the US have Parkinson’s disease. In April 2004, Apokyn® received FDA approval with Orphan Drug designation to treat approximately 112,000 Parkinson’s patients who experience “on/off” motor fluctuations unresponsive to oral therapies. All drugs currently available on the market offer only symptomatic treatment, are inadequate at controlling late stage symptoms and motor complications and have significant side effects. (The current standard of care is Levodopa (L-dopa) with a decorboxylase inhibitor.)
Apokyn® was launched in the US in July 2004 and acquired by Vernalis from Mylan Bertek in November 2005. Vernalis acquired the exclusive rights to market and sell Apokyn® in North America for a one-off cash payment of $23 million. The acquisition included rights to the US New Drug Application (NDA), including Orphan Drug designation, and Investigational New Drug (IND) Application, rights to trademarks associated with the product (Apokyn® plus the trade mark application MOVING OFF TO ONTM) and an assignment of Mylan’s third party licences, including its licence from Britannia, as well as supply, distribution and services agreements in connection with the manufacture, supply and distribution of Apokyn® in the US. Apokyn® has Orphan Drug status marketing exclusivity in the US until April 2011.
As part of the Apokyn® acquisition, Vernalis is committed to completing certain Phase IV studies of Apokyn® in Parkinson’s disease patients and these costs, together with the early marketing and promotional costs, mean that Vernalis does not expect the product to be cash generative initially.
Page: 22

Vernalis Plc
In clinical studies, Apokyn® was shown to be effective in the acute, intermittent treatment of “off” episodes demonstrating a highly significant improvement in Unified Parkinson Disease Rating Scale (UPDRS) Part III motor scores at 20 minutes, with statistical improvements in some measures noted as early as 10 minutes. Since Apokyn® may cause a decrease in blood pressure when first administered, initial treatment is usually conducted under medical supervision. Initial administration of Apokyn® is also associated with nausea and vomiting, so it is usual for patients to take an anti-emetic drug prior to initiating treatment. Evidence suggests, however, that these side effects diminish over time.
Apokyn® is supplied to the patient as:
•	A reusable injector pen pack without drug.

•	The drug which is supplied in a 3 mL cartridge containing 30 mg of apomorphine (10 mg/ml).
Apokyn® is now marketed by Vernalis’ newly established neurology sales force, which is focusing its promotional efforts on the high-prescribing neurologists who treat Parkinson’s disease in key US metropolitan areas.
Apomorphine has an established safety record having been marketed in Europe by Britannia Pharmaceuticals for a number of years as both a sub-cutaneous injection and a continuous sub-cutaneous infusion using a small portable pump for patients with frequent fluctuations or who require multiple injections in a day.
In November 2005, Vernalis entered into a collaboration with Britannia to explore the development of new formulations of apomorphine for the US market. Vernalis has exclusive rights to Britannia’s technology to develop a continuous sub-cutaneous infusion of apomorphine in the US and an option to negotiate terms for a nasal powder formulation of apomorphine, which is currently in Phase II clinical studies in Europe.
V1512 — Parkinson’s disease
Vernalis acquired the worldwide rights, excluding Italy, to V1512 through its acquisition of Cita in December 2005. V1512 is an innovative, patented effervescent formulation combining levodopa methylester, a more soluble form of levodopa, and carbidopa. Levodopa, commonly known as L-dopa, has been the cornerstone of Parkinson’s disease treatment for a number of years. L-dopa, however, has side effects and becomes less effective during disease progression. After a number of years of treatment, patients deteriorate and often develop dyskinesias (unwanted movements) despite continuing L-dopa therapy. There is clinical evidence that V1512 may reduce the periods when patients suffer from the debilitating effects of Parkinson’s disease as well as providing a more effective method of delivering the drug than current therapy.
As Parkinson’s disease progresses, patients may experience frequent “off” episodes. It is believed that these may be caused in part by poor absorption of L-dopa, as current formulations of the drug are relatively insoluble and may be delayed in transit through the gastrointestinal tract. V1512 represents a significant opportunity to improve the effectiveness of L-dopa therapy by presenting it in a more soluble form (levodopa methylester), which readily dissolves in water and has the potential to be absorbed more rapidly and consistently and, hence, to provide enhanced clinical efficacy.
Eighteen clinical studies, including two European Phase II clinical studies and a proof-of-concept study, have been completed involving levodopa methylester alone or as part of V1512. In these studies, 696 volunteers and patients have received the drug without any significant safety or tolerability issues. These studies achieved statistical significance with respect to the studies’ primary endpoint, being faster onset of action (8.5 minutes faster activity per dose in patients with one or two times per day dosing); increased mobility time after each dose (15.4 minutes less “off” episodes per dose in patients); improved reliability of drug response compared to current levodopa-based drugs (important in patients with gastrointestinal dysfunctions) and increased water solubility resulting in an easier mode of administration (effervescent tablet that dissolves in three tablespoons of water).
Page: 23

Vernalis Plc
The studies supported regulatory approval for the drug in Italy where it is now marketed by Chiesi Farmaceutici SpA (Chiesi) for rescue (fast onset) in Parkinson’s disease. Vernalis plans to initiate a Phase III programme of V1512 in the second half of 2006 aimed at obtaining regulatory approval in North America and Europe. The primary endpoint for these pivotal studies will be the reduction of total daily “off” episodes.
Also in H2 2006 Vernalis plans to initiate a pharmacokinetic study of V1512 in Parkinson’s disease patients in order to compare the plasma levels of L-dopa with Sinemet®, the most widely prescribed form of L-dopa treatment for Parkinson’s disease patients in the US.
V2006 — Parkinson’s disease
V2006 is a selective adenosine A2A receptor antagonist which is being developed as a potential novel treatment for Parkinson’s disease. The Company believes that A2A receptor antagonists may possess advantages over conventional dopaminergic strategies, helping to restore motor function in patients with Parkinson’s disease with fewer of the side effects such as nausea and dyskinesia (uncontrolled movements) which are associated with conventional dopaminergic treatments.
The initial series of Phase I studies of V2006 in healthy male volunteers designed to investigate the drug’s safety and pharmacokinetics was successfully completed in March 2004. Single oral doses of V2006 were administered to groups of male volunteers in the dose range of 5-100 mg. The drug was safe and well tolerated in this range and exposure increased with dose. Potentially therapeutic blood levels (based on predictions from pre-clinical studies) were achieved after relatively low doses which provides support for the concept of a wide therapeutic ratio in patients. Furthermore, the plasma half-life of V2006 in normal subjects was in the region of 18 hours, which would be consistent with a simple, once-daily dosing regimen.
In June 2004 Vernalis entered into an agreement with Biogen Idec to advance Vernalis’ adenosine A2A receptor research antagonist programme, which is targeting both Parkinson’s disease and other neurological disorders. Under the agreement, Biogen Idec is conducting and funding the development programmes and will pay milestones and double digit royalties on the successful development and commercialisation of collaboration products. Vernalis as an option to co-promote products arising out of this collaboration in the United States. In addition, Biogen Idec has the right to develop one back-up compound to V2006 and has option rights over the entirety of Vernalis’ A2A antagonist research programme.
Biogen Idec filed an IND Application in December 2005 with plans to commence Phase II studies in 2006.
V10153 — ischaemic stroke
V10153 is a novel recombinant thrombolytic protein designed to have significantly lower bleeding potential than its competitors, which is being developed for the treatment of acute ischaemic stroke. Current therapeutic options for stroke sufferers are limited, as only one agent, recombinant tissue plasminogen activator (rtPA), is approved for use in the acute setting and treatment has to be administered within the first three hours after a stroke has occurred, which limits its use significantly.
A Phase I study of V10153 was completed in 1999, showing it to be well tolerated in healthy volunteers.
V10153 was then evaluated by a consortium of cardiologists in the US and Europe (the TIMI Study Group) in a Phase IIa ascending dose study to establish proof-of-concept (i.e. that it can dissolve clots and restore coronary bloodflow) in patients who have suffered acute myocardial infarction (AMI). V10153 was found to be well tolerated throughout the dose range of 1-10 mg/kg in patients with AMI. Restoration of bloodflow was observed in blocked coronary arteries in around 40 per cent of patients after 60 minutes following doses of 5 mg/kg and greater. This is comparable to the efficacy reported for other marketed thrombolytic therapies using a similar experimental protocol. V10153 was found to be safe in the range of doses tested.
Page: 24

Vernalis Plc
A multi-centre Phase II clinical trial of V10153 commenced in August 2005 and is looking at determining whether this novel thrombolytic can safely benefit patients who have recently experienced an acute ischaemic stroke up to nine hours after the stroke has occurred. The trial is being conducted in two parts, with Part A initially expected to complete in the first half of 2006. Due to slower-than-expected patient recruitment this part of the study is now due to complete in Q4 2006. A number of steps have been put in place, including a revision of the inclusion criteria and evaluation of additional sites, in order to meet this revised timetable. This first part of the study is a dose escalation study designed to identify a safe and potentially efficacious dose of V10153, with the data being reviewed by an independent safety monitoring board on an ongoing basis. The second part of the study (Part B) will be a double-blind placebo-controlled extension of the study to confirm the initial indications of efficacy from Part A, subject to satisfactory regulatory review. The total number of patients for both parts of the study will be approximately 150.
Work is continuing with respect to improving the production process of V10153 prior to manufacturing material for the Phase III studies. Vernalis recently signed an agreement with Diosynth BV, a division of Organon International that supplies manufacturing services for the global biotechnology industry, to provide process development, scale up and manufacturing for V10153. Manufacture at large scale is scheduled to complete in the second half of 2006.
Following the Phase II results a decision will be made whether to seek collaborative assistance for this product or to continue development alone.
Other Programmes
V24343 — obesity
Vernalis’ research group has successfully progressed a series of selective cannabinoid receptor antagonists as novel treatments for obesity. In August 2005, V24343, a potent cannabinoid receptor antagonist, was selected as the lead clinical candidate, and a pre-clinical programme which includes process and formulation development, pre-clinical safety and DMPK (drug metabolism and pharmacokinetics) is underway. Phase I trials are expected to commence in the second half of 2006.
V24343 is believed to have potential in smoking cessation and alcohol abuse.
CB1 receptors, initially identified in the brain, are also present in several other peripheral tissues, including adipocytes (fatty tissues). These receptors are part of the endocannabinoid system, a natural physiological system that is thought to play a role in the regulation of both appetite and peripheral energy metabolism, thereby affecting body weight.
MMP-12 — multiple sclerosis
In October 2000, Vernalis entered into a research collaboration with Serono to identify new metalloenzyme inhibitor compounds for clinical development for the treatment of inflammatory diseases. Following successful completion of the research collaboration, all further activities will be conducted by Serono under a licence, development and commercialisation agreement in respect of certain identified compounds.
In January 2005 Serono started a Phase I clinical trial of a selective inhibitor of MMP-12 (matrix metalloprotease inhibitor 12). This is the first compound to enter the clinic resulting from the research collaboration, and, under the terms of the agreement, Vernalis became entitled to a milestone payment. The Phase I trial, which has now completed, was performed in healthy volunteers, with a primary objective of elucidating the safety, tolerability and pharmacokinetic properties of the compound. Serono is conducting and funding all development activities associated with any programme that enters the clinic, with Vernalis receiving milestone payments and royalties upon successful commercialization of any product.
Page: 25

Vernalis Plc
Hsp90 inhibitors — oncology
Inhibition of Hsp90 is believed to have significant potential in the treatment of a broad range of cancers. This programme is utilising the Group’s structure-based design technology to identify potent and specific inhibitors of this novel drug target for use against various cancers.
In December 2003, Vernalis formed a research collaboration with Novartis to investigate inhibitors of Hsp90. After an initial six-month evaluation period, Novartis exercised its option to license exclusive worldwide rights to Vernalis’ Hsp90 programme. The companies are conducting a joint research programme under which Novartis provides research funding to Vernalis for an initial three-year period. In addition, Novartis is responsible for funding and conducting the development of product candidates as well as for commercialisation.
In December 2005, Vernalis announced that Novartis had selected a preclinical development candidate. This triggered a $1.5 million milestone payment to Vernalis. The compound is expected to enter clinical development in the second half of 2006.
Pin1 — oncology
In March 2005 Vernalis acquired the intellectual property rights, know how and some associated assets relating to an emerging oncology target called Pin1 from Pintex Pharmaceuticals Inc (Pintex). A programme is underway to discover development candidates against the Pin1 target. Pin1 over expression is observed in a number of oncology indications and Vernalis is looking to capitalise on its success with Hsp90 through utilising its structure based drug discovery suite of technologies.
Metalloenzyme Inhibitors — infection
In September 2003, Vernalis’ peptide deformylase inhibitor research programme in the antibiotic field was out-licensed to Genesoft, which is now part of Oscient. Under this out-licensing agreement, Oscient has assumed responsibility for all further research and development, with Vernalis receiving milestone and royalty payments if products progress through development and to market.
Identification of novel gene targets — depression
In August 2004 Vernalis entered into a research and development option agreement with ChemGenex Pharmaceuticals Limited (ChemGenex). Research is focused upon the discovery and validation of novel genes and proteins involved in depression and anxiety utilising genomic and proteomic technologies. The product of these genes being able to be used as a target for drug discovery, or as therapeutic agents.
Commercial Collaborations
The following section describes the Group’s principal existing commercial collaborators and the commercial agreements with respect to the Group’s principal research and development programs and marketed products. Vernalis continues to explore opportunities to enter collaborative arrangements to strengthen its research and development programs and to generate further revenues by licensing its marketed products to marketing partners in geographic areas not covered by its existing licence agreements.
SmithKline Beecham (now GlaxoSmithKline) (Frova®)
Frova® is one of the Company’s marketed products and is also the most advanced clinical program. Vernalis originally licensed Frova® from SmithKline Beecham in 1994. In 1998, SmithKline Beecham waived its option to commercialise the compound and worldwide marketing rights passed to Vernalis in return for a residual royalty payable to SmithKline Beecham on future worldwide sales of Frova®. During 2000, in connection with SmithKline Beecham’s merger with Glaxo Wellcome plc, Vernalis made two important amendments to the 1994 agreement:
•	in July 2000, SmithKline Beecham assigned to Vernalis all of SmithKline Beecham’s patents covering Frova® (with no substantive changes in the royalty arrangements); and
Page: 26

Vernalis Plc
•	in December 2000, SmithKline Beecham waived all of its rights to royalties on sales of Frova® in return for a series of five $5 million cash payments by Vernalis. The first instalment of $5 million was paid on September 16, 2002. The second instalment due in September 2003 was deferred, with $2.5 million paid in March 2004 and $7.5 million paid in September 2004. A further payment of $5 million was made in September 2005, with the final $5 million payment being conditional upon total sales exceeding £300 million (which has not yet occurred).
Endo (Frova®)
A license agreement was in place between Vernalis and Elan under which Elan was marketing Frova® in North America. This agreement was terminated in May 2004 and Vernalis reacquired the rights to Frova ® in North America for total consideration of $44 million.
In August 2004, Vernalis licensed the North American rights to Frova® to Endo Pharmaceuticals. Under the terms of the licence agreement, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million on the first and second anniversary of closing, the first of which was received by Vernalis in August 2005. Endo will also make a $40 million milestone payment to Vernalis if approval of the MM indication is achieved as well as various milestone payments to Vernalis upon the achievement of certain sales thresholds starting with a milestone of $10 million upon reaching $200 million net annual sales. Starting on January 1, 2007, Endo will make royalty payments to Vernalis which will be tiered from 20 per cent in the US territory if FDA approval of the MM indication is obtained (17.5 per cent in the absence of FDA approval of MM indication).
In 2004, net sales of Frova® in the US amounted to $33.3 million. In February 2005, Endo re-launched Frova® with an expanded sales force and a revised marketing focus on the benefits of a long duration of action. In 2005, net sales of Frova® in the US amounted to $38.1 million. In February 2005, Vernalis exercised its option to co-promote Frova® alongside Endo in the US, and in July 2005, Vernalis and Endo entered into a Co-Promotion Agreement under which Endo will partially fund 25 of Vernalis’ current 34 speciality neurology sales representatives for up to five years, from January 1, 2006. This sales team forms Vernalis’ commercial operations in North America and has the opportunity to market other CNS products in addition to Frova®, including Vernalis’ other current marketed product, Apokyn® (see details below).
Menarini (frovatriptan)
Vernalis has a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan, marketed under a variety of trade marks including Migard® and Allegro®, in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis supplies Menarini with the finished packed product ready for sale. Vernalis receives revenue on supply of product.
SK Chemicals (frovatriptan)
In September 2004, Vernalis signed an agreement with SK Chemicals, granting them exclusive distribution rights for frovatriptan under the trade mark Migard® in the Korean market. Vernalis received an upfront fee on signature and is due a further payment on receipt of Korean marketing authorisation, in addition to revenues from future product supply. SK will be responsible for managing and funding the regulatory approval process and the subsequent marketing of the product in Korea.
Mylan Pharmaceuticals Inc (Apokyn®)
Vernalis acquired the North American rights to Apokyn® from Mylan in November 2005 for a one-off cash payment of $23 million. Apokyn® is marketed in the US by Vernalis’ specialist neurology sales force, alongside Frova®. As part of the acquisition, Mylan agreed to provide certain services to Vernalis to support Vernalis’ transition of the product.
Page: 27

Vernalis Plc
Britannia (Apokyn®)
In November 2005, in connection with the acquisition of Apokyn® from Mylan, Vernalis entered into a collaboration with Britannia to explore the development of new formulations of apomorphine in North America for the treatment of Parkinson’s disease. Under the collaboration, Britannia granted Vernalis exclusive rights to develop a continuous sub-cutaneous infusion of apomorphine in North America, using Britannia’s technology, and an option to negotiate terms to develop a nasal powder formulation of apomorphine in North America.
As part of the acquisition of Apokyn® from Mylan, Vernalis acquired the exclusive licence to the Orphan Drug designation for Apokyn® from Britannia. Under the terms of that licence, Vernalis pays Britannia royalties on net sales of Apokyn®.
Reckitt Benckiser Healthcare (V1003)
In connection with the acquisition of Ionix, Vernalis acquired Ionix’s agreement with Reckitt Benckiser dated February 2005 under which Reckitt Benckiser has exclusive rights to develop, market and sell Vernalis’ intranasal buprenorphine technology. Reckitt Benckiser is responsible for all development costs. Under its agreement with Reckitt Benckiser, Vernalis will receive payments on achievement of certain milestone events in relation to each product, and royalties on net sales.
The current lead program is V1003. Headline data from Phase II studies were published in March 2006 and Vernalis is now working with its development partner, Reckitt Benckiser, on the most appropriate development programme for nasal delivery of buprenorphine. Vernalis has an option to co-promote and co-fund the further development of V1003, exercisable up to six months’ post release of headline phase II data.
Archimedes (V1003)
Vernalis acquired, in connection with its acquisition of Ionix, a collaboration with and an exclusive licence to Archimedes Pharma Limited’s (Archimedes, formerly West Pharmaceuticals Services) intranasal formulation technology for the development and sale of products for the nasal delivery of buprenorphine. In consideration of the rights granted to Vernalis, Archimedes will receive payments on achievement of certain milestone events linked to clinical development and sales levels achieved, and royalties on net sales of products.
Diosynth BV (V10153)
Vernalis has an agreement with Diosynth, a division of Organon, that supplies manufacturing services for the global biotechnology industry, to provide process development, scale up and manufacturing for V10153.
Chiesi Farmaceutici SpA (V3381 + V1512)
In connection with its acquisition of Cita, Vernalis has acquired exclusive worldwide licenses for V3381 in the field of the treatment of neuropathic pain (lead indication) and possible secondary indications (post operative pain, Alzheimer’s and Parkinson’s diseases) and V1512 in the field of the treatment of Parkinson’s disease or motor impairment.
Chiesi has retained an option to co-market or co-promote V3381 and V1512 in Europe and certain specified South American and North African countries.
In return for the grant of the exclusive licences, Chiesi is entitled to receive payments on achievement of certain milestone events and royalties on net sales of product.
Page: 28

Vernalis Plc
Biogen Idec (V2006)
In June 2004, Vernalis entered into an agreement with Biogen Idec to advance research into Vernalis’ adenosine A2A receptor antagonist program, which targets Parkinson’s disease and other CNS disorders.
Under the agreement, Biogen Idec received exclusive worldwide rights to develop and commercialise Vernalis’ lead compound, V2006, which has completed an initial Phase I clinical study in healthy volunteers. In addition, Biogen Idec has the right to develop one back-up compound to V2006 and receives option rights over Vernalis’ A2A antagonist research program.
Biogen Idec paid Vernalis an initial license fee of $10 million, and will make a series of further payments if program milestones are met, as well as royalties on commercial sales of collaboration products. Biogen Idec made an immediate investment of $6 million through subscription in the Company’s Ordinary Shares and committed to purchase up to an additional $4 million should Vernalis engage in a fundraising transaction. In March 2005, Biogen Idec took up 1,363,186 shares at 70 pence per share in the Placing and Open Offer. Excluding royalties, total potential payments to Vernalis could exceed $100 million.
The Phase I studies have now been completed and Biogen Idec filed an IND Application in December 2005 with the goal to begin Phase II proof of concept studies of V2006 in Parkinson’s disease patients in 2006. Vernalis has engaged Dr. Reddy’s Laboratories Inc. in respect of the manufacture of V2006 to complete such clinical trials. Biogen Idec will fund future development under the collaboration.
Vernalis has retained an option to co-promote collaboration products in the United States.
Novartis Institutes for Biomedical Research, Inc. (Hsp90)
In December 2003, Vernalis formed a research collaboration with Novartis in Cambridge, Massachusetts, to investigate inhibitors of a target implicated in the progression of a range of cancers. Under that agreement with Novartis, Vernalis provided elements of its ongoing oncology research to Novartis for an initial six-month evaluation period.
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
Novartis paid Vernalis a signature fee of $1.5 million and paid an additional milestone payment in December 2005 of $1.5 million when they selected a pre-clinical development candidate. Novartis will pay a series of further payments upon achievement of development milestones for each product candidate that it takes into development. Vernalis will also receive royalties on commercial sales of collaboration products. In addition, Novartis made an equity investment of approximately £5 million through the subscription for 7,106,344 new Vernalis Ordinary Shares.
In the event that two product candidates from the collaboration reach the market, total payments to Vernalis from Novartis could exceed $75 million, excluding royalties.
A Phase I study of the lead development candidate is expected to start in the second half of 2006.
Pintex Pharmaceuticals Inc (Pin1)
In March 2005, Vernalis acquired the intellectual property rights, know how and associated assets related to an emerging oncology target, Pin1, from Pintex. Pintex received initial cash payments on signature and transfer of know how. Vernalis will issue Pintex with a maximum of 1.5 million new Ordinary Shares should a drug candidate progress into human clinical trials, which is not expected before 2008. Vernalis will make an additional cash milestone payment to Pintex on marketing approval, bringing total cash payments to $6.5m, but has no royalty obligations to Pintex for any resultant products and, should a drug candidate reach the market, the total cash liability to Pintex would be $6.5 million.
Page: 29

Vernalis Plc
Serono S.A. (MEIs: inflammation)
In October 2000, Vernalis and Serono S.A. signed a two-year agreement to jointly research, develop and commercialise metalloenzyme inhibitors for the treatment of various inflammatory diseases. Under the terms of the agreement, Vernalis received from Serono an up-front payment of $5 million.
In October 2002, the term of the research agreement was extended, terminating in October 2003, subject to the exercise by Serono of its option of develop and commercialise certain compounds from the research agreement on terms whereby Vernalis receive milestone and royalty payments. This agreement has now been superseded by a Licence Development and Commercialisation agreement for certain identified compounds.
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
Oscient Pharmaceuticals Corp. (MEIs: infection)
In August 2002, Vernalis signed agreements with GeneSoft (now part of the Oscient group) for a broad-based collaboration to discover and develop novel anti-infective drugs based on Vernalis’ proprietary bacterial metalloenzyme inhibitors. The collaboration combined Vernalis’ novel targets, chemistry and clinical development with GeneSoft’s experience in antibiotic lead optimization and clinical expertise.
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
On February 2, 2004 the shareholders of Genesoft approved its merger with Oscient (formerly Genome Therapeutics Corp.), a NASDAQ quoted company. As a result of the merger, the Group’s holding in Genesoft has been exchanged for 419,279 shares in Oscient.
In September 2004, Vernalis agreed with Oscient, subject to certain pre-conditions which have not yet been met, to assign certain patent rights to Oscient and to terminate certain other patent rights licensed to Oscient.
External Consultation
Establishing a network of collaborations and external consultation is fundamental to the operation of the Group’s business. Under some of its commercial collaborations joint committees of the Group and the relevant collaborative partner are established to assess findings and determine action. The Group consults widely with experts to challenge and verify important decisions for each of its major projects.
Principal Markets in which Vernalis Competes
The Group’s continuing revenues have been derived primarily from:
(i)	licensing and collaborative research and development agreements, including from Endo and SK Chemicals with respect to Frova®; Novartis with respect to Hsp90 and Biogen Idec with respect to the A2A receptor antagonist research program;
Page: 30

Vernalis Plc
(ii)	fees from Endo and royalties from Menarini for sales of Frova® by those companies in the United States and in Europe respectively, and sales revenues from Menarini for supply of finished Frova® product for European markets; and

(iii)	sales of the Company’s marketed Parkinson’s disease product, Apokyn®.
The licensing and collaborative research and development revenues include royalties received in respect of Frova®, research support fees, milestone payments, and exercise of option fees and licensing fees. Currently, frovatriptan is licensed to Endo for sales in North America, Menarini for sales in Europe and certain countries in Central America and SK Chemicals for sales in Korea. Other licensing arrangements may be made in the future to cover territories outside of these areas. Frova® is also in clinical development as a short-term preventative treatment for MM.
Vernalis’ other development and research programs are in therapeutic markets with significant growth potential: Parkinson’s disease, pain, cancer, stroke, depression and obesity.
The Group’s losses have fluctuated and are expected to fluctuate from year to year due to a number of factors, including, but not limited to:
•	Frova®’s performance, in terms of market share, in the countries in which it is marketed;

•	Apokyn®’s sales performance in the US;

•	the approval or not of Frova® as a short-term preventative treatment for MM;

•	operation of the US commercial infrastructure and promotional expenses for marketed products;

•	commencement or termination of other collaborative research and development agreements;

•	the timing of milestone payments under those agreements, the timing of product option and licensing fees;

•	the time and cost required for clinically developed products to obtain regulatory approvals;

•	competitive technological developments;

•	additional government-imposed regulation and control;

•	changes in healthcare systems that affect reimbursement, pricing or availability of drugs and market acceptance of drugs;

•	government grants;

•	the level of interest income; and

•	variations in the level of expenditures relating to research and clinical development programs.
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
Page: 31

Vernalis Plc
Revenues
The geographical analysis of revenue, under IFRS, based on the country of registration of the fee-paying party for fiscal years 2005 and 2004 is as follows:

	Year ended December 31
	2004	2005
	£’000	£’000
United Kingdom	161	2,178
Rest of Europe	3,822	3,622
North America	11,207	8,317
Rest of the World	5	14

	15,195	14,131

An analysis of revenue by category is set out in the table below:

	Year ended December 31
	2004	2005
	£’000	£’000
Product Sales	9,330	3,602
Royalties	688	110
Collaborative Agreements	5,177	10,419

	15,195	14,131

Seasonality of the Company’s Business
The Company does not consider its business to be materially affected by seasonal variations.
Sources and Availability of Raw Materials
Raw materials for marketed products and clinical candidates are sourced from multiple providers. The cost is not significant in relation to sales values and the raw material prices are not expected to be volatile.
Marketing Channels and Sales Methods
In November 2001, the FDA granted marketing approval for Frova® in the US for the acute treatment of migraine. Elan and its co-promotion partner UCB launched Frova® in the United States during June 2002, under the trademark Frova™. In May 2004 Vernalis reacquired the rights to Frova® from Elan and subsequently licensed the product to Endo Pharmaceuticals in a transaction that was completed in August 2004. Frova® has been re-launched by Endo with an expanded sales force and a revised marketing focus on the benefits of the product’s long duration of action. In February 2005, Vernalis exercised its option to co-promote Frova® in the US alongside Endo, and in January 2006 launched its 34 strong speciality sales team with 25 of these partially funded by Endo for up to five years.
Vernalis has also signed a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis supplies Menarini with the finished packed product ready for sale.
In September 2004, Vernalis signed an agreement with SK Chemicals, granting them exclusive distribution rights for Frova® in the Korean market. SK Chemicals are responsible for managing and funding the regulatory approval process and the subsequent marketing of the product in Korea.
Vernalis is exploring opportunities to generate further revenues by selecting marketing partners in other geographic areas not covered by existing marketing agreements with Endo, Menarini and SK Chemicals.
Page: 32

Vernalis Plc
Vernalis’ sales force is also marketing Apokyn®, the only therapy available in the US for the acute, intermittent treatment of immobilising “off” episodes associated with advanced Parkinson’s disease. It is administered by means of an injector pen, as needed, to treat periods of off episodes in people with advanced disease. Apokyn® was launched in the US in July 2004 and acquired by Vernalis from Mylan Bertek in November 2005. Vernalis acquired the exclusive rights to market and sell Apokyn® in North America for a one-off cash payment of $23 million. The acquisition included rights to the NDA, including Orphan Drug designation, and IND Application, rights to trademarks associated with the product (Apokyn® plus the trade mark application MOVING OFF TO ONTM) and an assignment of Mylan’s third party licences as well as supply, distribution and services agreements in connection with the manufacture, supply and distribution of Apokyn® in the US including its licence from Britannia. Apokyn® has Orphan Drug status marketing exclusivity in the US until April 2011.
Patents, Licenses and Proprietary Rights
Vernalis pursues a policy of seeking to obtain patent protection for its inventions in the UK, the US, Europe, Japan and in selected other countries and defends its patents forcefully. Item 3.D of this document, “Key Information – Risk Factors”, sets out the key risk factors, including those relating to Vernalis’ intellectual property and its ability to protect its patents. Vernalis also relies upon trade secrets, know how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position.
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
Page: 33

Vernalis Plc
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
The time taken to research and develop medicinal products reduces the marketing time protected by a product patent or patents, and can therefore reduce the period available to the developer in which to recoup its investment through sales. In 1992, the European Union introduced Regulation 1768/92 creating a Supplementary Protection Certificate (SPC) for authorised products. While this does not constitute an extension to the patent from which a product derives, it does confer certain rights of a similar nature in respect of the product(s) derived from the patent after that patent has expired.
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
Page: 34

Vernalis Plc
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
Summarised below is the status of the outstanding patents and patent applications on the Group’s four most advanced programmes. The Group is dependent on the patents set out below and, in particular, the patents in relation to Frova®, one of Vernalis’ marketed products.
(a)	Frova®

Frova® is the single enantiomeric form of a racemic compound. Vernalis owns composition of matter patents covering the racemic compound and the single enantiomeric form. Patents covering the racemic compound have been granted in the United States, Europe, Japan and a substantial number of other countries, and are set to generally expire in 2012. However, the United States Patent & Trademark Office has granted an extension of patent term for US Patent No. 5464864 set to expire in 2015, and in Europe, of the 22 applications already filed for SPCs seeking to extend the term of national patents covering the racemic compound to 2015, 12 have been granted. Patents covering the single enantiomeric form have been granted in the United States, Europe, Japan and other major markets, and will expire in 2013. A process patent covering the manufacturing process for the single enantiomeric form of Frova® has been issued in the United States and is due to expire in 2019. Patent applications covering the manufacturing route are pending in Europe and Japan.

(b)	V2006

V2006 is currently protected by 22 national/regional patent applications filed in July 2003, including applications in the United States, Europe and Japan, that are based on an earlier international application that covers the molecule both generically and specifically, and which has a priority date of January 10, 2001.

(c)	V10153

Four patent families relate to V10153. Of the three families that protect plasminogen mutants, all have been issued with US, European and Japanese patents, due to expire between 2010 and 2014. A further family protecting V10153 in association with a tissue plasminogen activator (tPA) has been issued with US, European and Japanese patents due to expire between 2015 and 2017.

(d)	Apokyn®

Apokyn® is a formulation of apomorphine. The product was approved by the FDA as an Orphan Drug in April 2004 and has market exclusivity in the US until 2011.

(e)	V1512

V1512 is an effervescent oral formulation of L-dopa methylester and carbidopa, and is the subject of a family of patents under which Vernalis has a worldwide exclusive license outside of Italy. Patents have been granted in the US, Europe and several other countries, and patent applications are pending in Japan and several other countries.
Page: 35

Vernalis Plc
(f)	V3381

V3381 is a compound potentially useful in treatment of chronic pain. It is the subject of two patent families under which Vernalis has a worldwide exclusive license. Within the first patent family, patents have been granted in the US, Europe and several other countries, and patent applications are pending in Japan and several other countries. The second patent family was filed relatively recently, in major markets such as the US, Europe and Japan, and patent applications are therefore still pending at the pre-grant stage.

(g)	V1003

V1003, is a formulation of buprenorphine for intranasal administration in the treatment of pain. Vernalis holds a worldwide exclusive license for V1003 under three patent families. In the first patent family, patents have been granted in the US, Europe and several other countries, and patent applications are pending in Japan and several other countries.
Competition
The biotechnology and pharmaceutical industries are characterised by rapidly evolving technology and intense competition. Vernalis’ competitors include major pharmaceutical, chemical and specialised biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of the Group. In addition, many biotechnology companies have formed collaborations with large, established companies to support research, development and commercialisation of products that may be competitive with those of the Group. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialise products on their own or through collaborations. Vernalis is aware of certain products manufactured or under development by competitors that are used for the prevention or treatment of certain diseases and health conditions targeted by the Group for product development. The existence of these products, or other products or treatments of which the Group is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Group.
Frova® is one of the Group’s two marketed products. Frova® is one of seven triptans currently approved for the acute treatment of migraine. Frova® faces intense competition from large, well-funded pharmaceutical companies. Sumatriptan, marketed under the name Imitrex® and developed by GlaxoSmithKline, was the first triptan approved for the acute treatment of migraine, and remains the dominant product in the United States and worldwide, with annual sales in excess of $1 billion. Six other triptans are on the market, including Zomig® (zolmitriptan), originally from Astra-Zeneca (now marketed by Medpointe Pharmaceuticals), Maxalt® (rizatriptan) from Merck, Amerge®/Naramig® (naratriptan), a follow-up compound to Imitrex® from GlaxoSmithKline, Axert® (almotriptan) from Ortho-McNeil Pharmaceutical, Inc (a Johnson & Johnson company) and Relpax® from Pfizer. None of the triptans is currently approved for preventative use in migraine.
There are also a number of new approaches to the treatment of migraine that are in research and development by other companies.
Apokyn® is approved in the US for the acute, intermittent treatment of immobilising “off” episodes associated with advanced Parkinson’s disease. In April 2004, Apokyn® received FDA approval with orphan drug designation until 2011.
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
Page: 36

Vernalis Plc
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
The national regulatory authorities have high standards of technical appraisal. Consequently, the introduction of new pharmaceutical products generally entails a lengthy development and approval process. Of particular importance is the requirement that products be authorised or registered prior to marketing and such authorization or registration be maintained. Of particular significance in the US are the US FDA requirements covering research and development, testing, manufacturing, quality control, labelling and marketing of drugs for human use. A pharmaceutical product cannot be marketed in the US until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA.
As a result of these requirements, the length of time, the level of expenditure and the laboratory and clinical information required for approval of an NDA or a product license application are substantial and can require a number of years, although recently revised regulations are designed to reduce the time for approval of new products. In Europe, two systems for the registration of pharmaceutical products are in operation, the centralised procedure and the mutual recognition procedure. In the centralised system, review of the proposed new product is co-coordinated by the European Medicines Evaluation Agency located in London and, if the product is found to meet the criteria for marketing authorization, a European Marketing Authorization is granted which is valid throughout the EU. In the mutual recognition procedure, the initial review is undertaken by the national health authority of one of the EU member states and, if this country considers the product acceptable for marketing authorization, the other EU member states are asked to recognise this approval and issue their own authorization. The mutual recognition procedure thus results in a national authorization in each member state. However, irrespective of the procedure followed, the technical requirements for marketing authorization are the same. For European countries that are outside the EU, national marketing authorization procedures with similar technical standards exist. Vernalis anticipates that the introduction of new products will continue to require substantial effort, time and expense in order to comply with regulatory requirements.
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
Page: 37

Vernalis Plc
In Phase I trials, a small number of healthy human volunteers are exposed to a product candidate. Typically, the volunteers are administered single or multiple doses, following which the effects of the candidate drug are closely monitored. The way the body deals with the product candidate from administration to elimination (pharmacokinetics) is also studied. Phase II trials involve the first studies on patients and explore the doses required to produce the desired benefits. Safety and pharmacokinetic information is also collected. Phase III trials typically involve larger numbers of patients and geographically dispersed test sites. The trials in this Phase may compare the new agent with other available treatments. In Phase III trials, costs are significantly higher than in earlier Phases due to the larger number of patients and longer duration of trial. In respect of Vernalis’ portfolio, this would be particularly true in the case of Frova® for the prevention of MM.
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
After completion of clinical trials of a new drug, marketing approval must be obtained in each country in which the product will be sold. The data generated in each of the clinical trial phases, together with data from the pre-clinical studies and the development of the manufacturing process, forms the basis of the regulatory dossier that is submitted to the regulatory authorities for review and approval to market the drug. In the United States, this dossier is the NDA. In Europe it is called the Marketing Authorization Application. This dossier will also be used to establish the text of the product label, which forms the basis of the marketing platform and often requires negotiation between the licensing authority and the sponsor company.
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
C            Organisational Structure
Within the Group, Vernalis plc is the holding company listed on the London Stock Exchange and quoted on NASDAQ.
Page: 38

Vernalis Plc
The four principal operating subsidiaries during the fiscal year were Vernalis Development Limited (formerly Vernalis Limited and formerly Vanguard Medica Limited), Vernalis (R&D) Limited (formerly Vernalis (Oxford) Limited and formerly British Biotech Pharmaceuticals Limited) and Cita NeuroPharmaceuticals Inc (all covering research, development and commercialisation of pharmaceutical products) and Vernalis Pharmaceuticals Inc (covering the commercialisation of Frova® and the sale of Apokyn®) in the US. On December 31, 2003, Vernalis (Cambridge) Limited assigned all of its trade and assets to Vernalis (R&D) Limited. On July 31, 2004 Vernalis Research Limited assigned all of its trade and assets to Vernalis (R&D) Limited. On July 31, 2005, Ionix Pharmaceuticals Limited assigned all of its trade and assets to Vernalis (R&D) Limited.
At December 31, 2005, the Company had the following principal wholly owned subsidiary undertakings:

Subsidiary Undertaking	Nature of business	Incorporation
Vernalis (R&D) Limited (previously Vernalis (Oxford) Limited,		England& Wales
which was previously British Biotech Pharmaceuticals Limited	R&D	(E&W)
British Biotech Services Limited	Dormant	E&W
British Biotech International Limited	Dormant	E&W
British Biotech Investments Limited	Holding company	E&W
- British Biotech (UK) Limited	Dormant	E&W
- British Biotech Americas Inc.	Holding company	Delaware, US
Vernalis (Cambridge) Limited (previously RiboTargets Limited)	Dormant	E&W
Vernalis Group Limited	Holding company	E&W
- Vernalis Development Limited (previously Vernalis Limited)	R&D	E&W
- Vernalis Research Limited	Dormant	E&W
Ionix Pharmaceuticals Limited	R&D	E&W
Vernalis Pharmaceuticals Inc	Sales	Delaware, US
Vernalis (Canada) Inc	Holding company	Ontario, Canada
- Cita NeuroPharmaceuticals Inc	R&D	Ontario, Canada
D            Property, Plant and Equipment
Vernalis’ headquarters are in Winnersh, Berkshire, UK. Vernalis has research and development facilities in both Winnersh and Cambridge in the UK, a sales office in Morristown, New Jersey, US and an office in Ontario, Canada. The complete schedule of Vernalis’ offices and laboratory facilities is:-

				Approximate
Property	Description	Title	Location	area (m2)
Oakdene Court	Office and laboratory facilities	Leasehold	Winnersh, UK	4,400
Granta Park (Building I)	Office and laboratory facilities	Leasehold	Cambridge, UK	2,608
Granta Park (Building II)	Office and laboratory facilities — unoccupied	Leasehold	Cambridge, UK	2,418
4-10 The Quadrant	Offices and laboratory facilities — unoccupied	Leasehold	Oxford, UK	1,944
1140 Headquarters Plaza	Offices	Leasehold	Morristown, New Jersey, US	200
2480 Dunwin Drive	Offices	Leasehold	Mississauga, Ontario, Canada	1,027
These properties are believed to be in good condition. Vernalis has a continuing program of repair and improvement considered appropriate to meet the needs of the Group.
Vernalis currently operates from the sites at Winnersh, Berkshire and Granta Park (Building I), Cambridge. The lease of the premises at Winnersh expires in 2017, with the option to terminate early in 2012. The leases for the premises at Cambridge expire in 2019 and 2023. These premises provide adequate facilities for the operations of Vernalis in the short term. Manufacturing of clinical trial supplies and commercial supplies of Frova® is subcontracted to third party manufacturers who comply with nationally and internationally accepted quality standards, including good manufacturing practice, good laboratory practice and good clinical practice. The Company has no plans to establish its own manufacturing capability in the foreseeable future.
Page: 39

Vernalis Plc
Granta Park, Building I is currently utilised within the business. Building II is currently unoccupied and the Company is currently finalising the fit-out prior to sub-letting the property to a third party. The costs of this to the Company are estimated at £0.9 million in 2006. The Company has entered into a guarantee of the obligations of Vernalis (Cambridge) Limited in respect of the lease of Granta Park, Building I and will be required to enter into a guarantee of the obligations of Building I and II in respect of securing the consent of the landlord to the assignment of the benefit of the lease from Vernalis (Cambridge) Limited to Vernalis (R&D) Limited as part of the assignment of assets between the two companies.
Vernalis Pharmaceuticals Inc currently operates from 1140 Headquarters Plaza, Morristown, New Jersey, US. The lease of the premises in Morristown was signed on October 4, 2005 (with a commencement date on January 10, 2006) and expires after five years in 2011. These offices are used for the administration of the sales and marketing operations.
Vernalis (Canada) Inc currently is a holding company for Cita which operates from 2480 Dunwin Drive, Mississauga, Ontario in Canada. The lease of the premises in Ontario expires December 2007 with no option for early termination. These offices are used for the administration of research and development.
The Company leases premises at 4-10 The Quadrant, Oxford, which are surplus to the requirements of the operation of the business, and the Company is seeking potential tenants. The lease of the premises expires on or before 2016.
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

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This operating and financial review discusses the operating results and financial condition of Vernalis for the fiscal year ended December 31, 2005 (fiscal 2005) and the fiscal year ended December 31, 2004 (fiscal 2004), which have been prepared in accordance with IFRS. Item 5 should be read in conjunction with the audited accounts included herein. A description of the significant differences and reconciliations of net income and shareholders’ equity, prepared in accordance with US GAAP, are set forth in Note 3 of the Notes to the Consolidated Financial Statements.
A            OPERATING RESULTS
Business Overview
Vernalis is an R&D-based speciality bio-pharmaceutical company primarily focused on drugs for the treatment of neurology and CNS disorders. It has two marketed products, Frova® and Apokyn®, a strong pipeline of clinical drug candidates and research programmes and a strong management team which has demonstrated its ability to enter into significant licensing and partnering agreements with major pharmaceutical and biotechnology companies.
Vernalis was formed from the merger of British Biotech and Vernalis Group plc in September 2003.
Following the merger, Vernalis carried out a review of its operations and its product portfolio and research programmes as a result of which a substantial restructuring of the Group was carried out and a decision was made to focus the Group’s investment efforts primarily in the fields of CNS and oncology.
Page: 40

Vernalis Plc
Since then Vernalis has continued to expand its clinical development pipeline and research programmes through in-house development and acquisition and currently has seven products in clinical development and a strong pipeline of pre-clinical development candidates and research programmes. It has also successfully taken forward the commercialisation of one of its marketed products, Frova®, reacquiring the North American rights to Frova® from Elan for a total consideration of $50 million payable in instalments over 21 months up to December 31, 2005. This figure was subsequently reduced to $44 million following renegotiation of the consideration in August 2004 and was settled in full during that year.
In August 2004 Vernalis subsequently entered into a major licensing agreement with Endo to market Frova® in North America in a transaction that will pay Vernalis $60 million in upfront and anniversary payments, $40 million on approval of Frova® for MM and up to $255 million in sales milestones. In addition, Endo has extended a $50 million interest bearing 5-year loan facility. The agreement also contained an option for Vernalis to elect to co-promote Frova® which Vernalis exercised in February 2005.
During 2005, the Group has completed two fundraisings, totalling £73.0 million before expenses. Further information on these transactions is available in Item 10.A “Additional Information – Share Capital”.
In Europe, Frova® is marketed in ten countries by Menarini. The drug was approved throughout the then 15 member states via the mutual recognition procedure in January 2002, with France acting as the reference member state. Menarini launched the product in Germany, the first European market, during November 2002. Subsequent launches have taken place in The Republic of Ireland, the United Kingdom, Austria, The Netherlands, Italy, Spain, Greece, Slovakia and Finland. Frova® sales have grown steadily, with strong market share gains in both Germany and Menarini’s home territory of Italy. In Germany and Italy Frova® currently represents in excess of 10 per cent and 11 per cent, respectively, of the overall triptan market share.
In December 2004, Menarini successfully completed a second round of mutual recognition to include the EU accession countries as well as Iceland and Norway. Frova® has also been approved in Switzerland, Bulgaria, Romania and six Central American countries with further launches expected in these markets during 2006.
In September 2004, Vernalis received a Notice of Compliance from the Canadian Health Authorities indicating that Frova® had been approved for the acute treatment of migraine in Canada. The approval follows a successful dialogue with the Canadian Health Authorities regarding the product label, a necessary step prior to initiation of the national pricing approval.
As part of the Company’s strategy to build a strong commercial operation in North America, Vernalis announced on November 4, 2005 the acquisition of the exclusive rights to market and sell Apokyn®, an on-market drug for the treatment of advanced Parkinson’s disease, in North America providing its 34 person sales force with a second neurology drug to commercialise which rapidly advances the Company’s North American commercial business plans.
During 2005, Vernalis undertook two corporate acquisitions which provided further products in clinical development. The acquisition of Cita brought V1512, a novel product candidate which has completed Phase II clinical studies for the treatment of Parkinson’s disease, and V3381, a product for neuropathic pain that has completed Phase I studies. The acquisition of Ionix brought V1003, a product for post-operative pain that has since completed Phase II studies.
In recent years, Vernalis has kept its product portfolio and commercial collaborations under constant review with a view towards focusing available resources to Frova® and a selected number of products in development. Consequently, the Group has discontinued or restructured a number of other research and development projects and collaborations.
Financial Overview
The Group has made losses since its foundation. As at December 31, 2005, the Group’s accumulated losses were £514,702,000 as compared to £481,854,000 to December 31, 2004.
Page: 41

Vernalis Plc
The Group’s key financial objective is the enhancement of its liquidity position in order to: fund the promotion of Frova® in its existing markets and its introduction into new markets; fund the development of Frova® for MM; fund the sales and marketing of Apokyn®; and undertake the research and development of the Group’s other products in development. The following are the most critical aspects of the Group’s operating results and financial condition and the most significant challenges the Group is facing in order to achieve its financial objectives.
•	The Group’s cash and other investments as at December 31, 2005 amounted to £68.3 million (£33.3 million at December 31, 2004). The increase of £35.0 million arises as a result of the net proceeds from two placings of new shares in March 2005 and December 2005 totalling £69.0 million.

•	The Group has derived revenue from collaborations with other pharmaceutical companies in respect of its R&D programmes.

•	The Group has derived revenues from frovatriptan in Europe since its launch in 2002 through payments from Vernalis’ licensee, Menarini, for the supply of finished product for resale by Menarini.

•	The Group has derived revenues from Frova® in North America since its launch in 2002. Until May 2004, this comprised milestone and royalty payments from Vernalis’ licensee, Elan. Following the reacquisition of the North American rights to Frova® in May 2004, the Group booked sales of Frova® in the United States until August 2004 when the product was relicensed to Endo.

•	In August 2004, Vernalis licensed Frova® to Endo. Under the terms of the license, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million on the first and second anniversary of closing. Endo will also make various milestone payments to Vernalis upon the achievement of sales thresholds starting with a milestone of $10 million upon reaching $200 million net annual sales. Starting on January 1, 2007, Endo will make royalty payments to Vernalis which will be tiered from 20% or higher if FDA approval of the MM indication is obtained.

•	In August 2004, the Company drew down a £50 million loan facility, which is subject to 5% interest and is repayable on or before August 2009. The Company is dependent on the revenues received from Frova® in order to repay this loan.

•	In November 2005, the Group acquired the North American rights to Apokyn® from Mylan and has booked sales of this product from that date.
The Group’s losses have fluctuated and are expected to fluctuate from year to year due to a number of factors, including, but not limited to:
•	Frova®’s performance, in terms of market share, in the countries in which it is marketed;

•	Apokyn®’s sales performance in the US and Canada;

•	the approval or not of Frova® as a short-term preventative treatment for MM;

•	operation of the US commercial infrastructure and promotional expenses for marketed products;

•	commencement or termination of other collaborative research and development agreements;

•	the timing of milestone payments under those agreements, the timing of product option and licensing fees;

•	the time and cost required for clinically developed products to obtain regulatory approvals;

•	competitive technological developments;

•	additional government-imposed regulation and control;
Page: 42

Vernalis Plc
•	changes in healthcare systems that affect reimbursement, pricing or availability of drugs and market acceptance of drugs;

•	government grants;

•	the level of interest income; and

•	variations in the level of expenditures relating to research and clinical development programs.
Major Recent Transactions
The acquisition of Ionix
On July 26, 2005 the Company acquired Ionix, a company specialising in the discovery and development of new analgesic medicines for the treatment of acute and chronic pain. Of the 19,685,040 Ordinary Shares in the Company to be issued as consideration, 17,847,769 (90 per cent) were issued on completion at market value, 56.29 pence. The remaining balance of 10 per cent is due to be issued in July 2006 subject to any reduction in the purchase price for warranty or indemnity claims. The deferred consideration has been included in the fair value calculations below.
An additional milestone of £5 million is payable on the successful registration of V1003. This amount has not been provided for.
The pre-acquisition carrying values and fair values of the net assets acquired were:

	Carrying values	Fair value
	pre-acquisition	adjustments		Fair value
	£’000	£’000		£’000
Assets
Tangible fixed assets	759	(283	)(1)	476
Intangible fixed assets	—	9,781	(2)	9,781

Non-current assets	759	9,498		10,257

Trade and other receivables	751	—		751
Cash and cash equivalents	406	—		406

Current assets	1,157	—		1,157

Total assets	1,916	9,498		11,414
Liabilities
Current liabilities
Trade and other payables	(291)	—		(291)

Total liabilities	(291)	—		(291)

Net assets acquired	1,625	9,498		11,123
Goodwill				926

Consideration				12,049

Consideration satisfied by:
Shares issued				11,080
Cash				969

				12,049

(1)	Write-down of unwanted property, plant and equipment

(2)	Purchase price allocation to the license for V1003
All intangible assets acquired have been recognised at their respective fair values. The fair values incorporated for identifiable intangible assets have been independently calculated by external consultants. The residual excess of consideration paid over the fair value of the net assets acquired is recognised as goodwill in the financial statements.
Shares issued as consideration for the acquisitions were valued at the market price at the date of acquisition.
Page: 43

Vernalis Plc
The fair value calculation contains some provisional amounts which will be finalised in the 2006 financial statements.
In the five months to December 31, 2005 Ionix contributed £2 million to consolidated revenue and £1,688,000 to the consolidated net loss for fiscal 2005.
The outflow of cash and cash equivalents in the acquisition of Ionix is calculated as follows:

£000
Cash consideration	969
Cash acquired	(44)
Deposits acquired	(362)

563

The Acquisition of Cita
On December 14, 2005 the Company acquired Cita, a Canadian company focused on the development and commercialisation of small molecule drug candidates for neurological diseases and disorders. On completion the Company issued 26,915,831 Ordinary Shares in the Company as initial consideration at a market price of 62 pence. Deferred consideration of up to $35 million is payable in six equal instalments upon the achievement of certain milestones. Deferred consideration of £11,067,000 has been recognised in the fair value calculations below based on management’s assumptions as to the probabilities of each milestone being reached.
Two additional milestone payments of £5.8 million are payable on the successful registration of V3381. This amount has not been provided for.
The pre-acquisition carrying values and fair values of the net assets acquired were:

	Carrying values	Fair value
	pre-acquisition	adjustments		Fair value
	£’000	£’000		£’000
Assets
Tangible fixed assets	45	—		45
Intangible fixed assets	3,443	28,103		31,546 (1)

Non-current assets	3,488	28,103		31,591

Trade and other receivables	3,820	—		3,820
Cash and cash equivalents	189	—		189

Current assets	4,009	—		4,009

Total assets	7,497	28,103		35,600
Liabilities
Current liabilities
Trade and other payables	(2,196)	—		(2,196)
Other payables	(3,592)	—		(3,592)
Provisions	(324)	—		(324)
Loan	(1,155)	(128	)(2)	(1,283)

Total liabilities	(7,267)	(128)		(7,395)

Net assets acquired	230	27,975		28,205
Goodwill				2,282

Consideration				30,487

Consideration satisfied by:
Shares				16,688
Cash				2,732
Deferred consideration				11,067

				30,487

(1)	Purchase price allocation to the rights to V1512 (£15,462,000) and V3381 (£16,084,000).

(2)	Repayment of loan.
Page: 44

Vernalis Plc
All intangible assets acquired have been recognised at their respective fair values. The fair values incorporated for identifiable intangible assets have been independently calculated by external consultants. The residual excess of consideration paid over the fair value of the net assets acquired is recognised as goodwill in the financial statements.
Shares issued as consideration for the acquisition were valued at the market price at the date of acquisition.
The fair value calculation contains some provisional amounts which will be finalised in the 2006 financial statements.
In the two-and-a-half weeks to December 31, 2005 Cita contributed £nil to consolidated revenue and £330,000 to the consolidated net loss for the year.
The outflow of cash and cash equivalents in the acquisition of Cita is calculated as follows:

£000
Cash consideration	2,732
Cash acquired	(189)
Loan acquired repaid at completion	1,283

3,826

The results of the Group’s operations for the year ended December 31, 2005, as if the acquisitions of Ionix and Cita had been made at the beginning of the period are estimated as follows:

Unaudited
£000
Revenue	14,131
Net loss	(39,707)
The above pro forma consolidated results of operations include adjustments to give effect to the amortisation of acquired intangible assets other than goodwill. This information is not necessarily indicative of the results of operations that would have occurred had the purchases been made at the beginning of the period presented or the future results of the combined operations.
There were no acquisitions in fiscal 2004.
Placing and Open Offers
On March 21, 2005, shareholders approved the Placing and Open Offer announced on February 24, 2005. This raised net funds of approximately £28.4 million by way of a Placing and Open Offer of 43,250,107 new Ordinary Shares representing approximately 27.8 per cent of Vernalis’ existing issued ordinary share capital, full details of which were contained in a circular (with notice of EGM) sent out to shareholders on February 24, 2005. Trading in the new shares commenced on March 22, 2005, bringing the total number of issued shares to 198,950,492.
On December 13, 2005 shareholders approved the Placing and Open Offer announced on November 18, 2005. This raised net funds of approximately £40.6 million by way of a Placing and Open Offer of 67,749,457 new Ordinary Shares representing approximately 41.9 per cent of Vernalis’ then existing issued Ordinary Share capital. The Company also approved a vendor placing of 2,630,847 shares representing 9.77 percent of the 26,915,831 Ordinary Shares issued to acquire Cita, full details of which were contained in a circular (with notice of EGM) sent out to shareholders on November 18, 2005. Trading in the new shares commenced on December 14, 2005 bringing the total number of shares in issue to 311,463,549 (including the shares issued in connection with the Ionix transaction described below).
For details of other major transactions relating to collaboration agreements, see Item 4.B “Business Overview – Commercial Collaborations”.
Page: 45

Vernalis Plc
Application of Critical Accounting Policies
Purchase Accounting for Business Contributions
(i)	Calculation of Consideration

Ionix — Under IFRS, the consideration share capital issued for the acquisition of Ionix was calculated by reference to the share price on July 26, 2005, the date of completion. The bid price on that day was 56.29 pence, resulting in a total initial consideration of £10.0 million. In addition, a commitment was made to issue the remaining 1.7 million shares on July 26, 2006, subject to any reduction in the purchase price resulting from warranty or indemnity claims. Under IFRS, this contingent consideration has been accrued, because it is considered more likely than not.

Under US GAAP, the measurement date is taken as the date the agreement was made, which was July 12, 2005, and the contingent consideration is not recognised until it is determinable beyond reasonable doubt.

Total consideration at December 31, 2005, under US GAAP was £12.0 million, whereas it was £12.3 million under IFRS and correspondingly, goodwill is £0.3 million more under US GAAP. Under US GAAP, the consideration and goodwill will increase by the amount of deferred consideration issued in July 2006, whereas it will remain unchanged under IFRS.

Cita — Under IFRS, the consideration share capital issued for the acquisition of Cita was calculated by reference to the share price on December 14, 2005, the completion date. The bid price on that day was 62 pence, resulting in a total initial consideration of £16.7 million in shares. In addition, a further $35 million of contingent consideration may be paid in the future, subject to V1512 and V3381 meeting certain milestones. Under IFRS, these have been accrued to the extent that they are considered more likely than not. Under US GAAP, unless it is determinable beyond reasonable doubt, they are only accrued to the extent that it eliminates any negative goodwill arising on the transaction. In addition, the measurement date for the acquisition is taken as the day the terms become fixed, which was November 18, 2005.

As a result, the total consideration under IFRS was £30.5 million, whereas under US GAAP it was £28.2 million, with no Goodwill recorded under US GAAP.

Vernalis Group plc — Under the predecessor UK GAAP treatment to IFRS, the combination of British Biotech plc and Vernalis Group plc was treated as a pooling of interests. As a result, the shares were issued at par. Under US GAAP, these shares were issued at fair value on the date that the acquisition was announced. As a result, there was a £42.0 million increase in the fair value of intangible assets under US GAAP. This amount is being amortised over the remaining ten year life of the assets, resulting in a £3.5 million additional amortisation charge to the income statement every year. This treatment is maintained under IFRS.

(ii)	Identification, Valuation and Accounting Treatment of Intangible Fixed Assets

In accordance with FAS 141 and IFRS, the acquired in-process research and development assets in relation to the two acquisitions in the year have been identified and valued. Under IFRS, these three assets, being V1512, V3381 and V1003 have been capitalised and will be amortised once they come into use, subject to an annual impairment charge. Under US GAAP, and in accordance with FAS 141, these amounts have been written off in the year, resulting in a one-off charge of £40.3 million.
Page: 46

Vernalis Plc
These valuations have been carried out using a discount rate of approximately 12 per cent and are based on the last estimates available to us of market size, market penetration, costs of developing the product, and the probability and timing of the product reaching the market. Any changes in these assumptions can result in large changes in these valuations, which would have an effect on the carrying value of the asset under IFRS or the loss in the year under US GAAP. Where practical, a sensitivity analysis is performed on these critical factors to ensure that the more sensitive factors are known and understood.
Under IFRS, the carrying values of these assets are subject to an annual impairment review and changes in any of these factors could result in an impairment.
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
In August 2004, the Company entered into a collaborative agreement with Endo, and received $30 million upfront, together with two guaranteed payments of $15 million each, receivable in August 2005 and August 2006 respectively. These amounts are currently being recognised on a straight line basis over the patent life of Frova®, which currently expires in 2014.
In September 2004, the Company entered into a collaborative agreement with Novartis, and received an initial payment of $1.5 million, which is currently being recognised over the three year research phase of the programme.
During fiscal 2005, three of the Company’s development compounds have met certain clinical milestones and the Company has recognised the related income immediately totalling £3.4 million entirely in the year.
Capitalisation of Intangible Fixed Assets
Under IFRS, separately purchased intellectual property is capitalised and is only impaired if there is evidence of diminution in value. It is amortised once the asset has come into use.
Under US GAAP, these assets are written off as in-process research and development in so far as these products are to be used in research and development activities and have no future alternative use. The charge to the income statement in relation to such assets was £0.8 million (2004: £0.3 million).
The purchase of the US rights to Apokyn® totalling $23 million has been capitalised under US GAAP and IFRS and is being amortised over its expected useful life. Expected useful life is an estimate based on our expectations for the product as this point in time. This estimate may change over time due to increased competition or technological advances. Any change in this estimate would result in a change in the carrying value of the asset and the amortisation charge to the income statement.
Page: 47

Vernalis Plc
Principal Factors Affecting Results of Operations and Financial Condition
Revenue
The following table shows revenues by activity and by geographic area for the two years ended December 31, 2005.

	Year ended December 31
	2004	2005
	£000	£000
(a)Revenues by activity
Continuing operations
Product sales and royalties	10,018	3,712
Collaborations	5,177	10,419

Total	15,195	14,131

(b)Revenues by geographic area
United Kingdom	161	2,178
North America	11,207	8,317
Rest of World	3,827	3,636

Total	15,195	14,131

Historically, revenue has been derived primarily from product sales and royalties, licensing and collaborative research and development agreements, including research support fees, milestone payments and product option and licensing fees.
The Group has also received revenue from various government research grants, which is included within product sales.
Research and development expenditure
The Group’s research and development costs consist primarily of:
Internal Costs
•	salaries and other related costs of staff who are engaged directly in research and development activities;

•	the cost of consumables that are used in the Group’s research laboratories; and

•	an appropriate allocation from the Group’s general and administrative expenses that are indirectly related to research and development.
External Costs
•	the cost of services provided by third-party research and manufacturing organisations that Vernalis employs to conduct pre-clinical and clinical development work on its behalf;

•	expenses related to the filing, defence and enforcement of patent and other intellectual property rights; and

•	amounts Vernalis pays to third parties under the terms of the collaboration agreements and joint ventures into which it enters.
Page: 48

Vernalis Plc
During fiscal 2005, the internal costs were £17.3 million and external costs amounted to £9.2 million. The following is a breakdown of the Group’s costs on research and development projects:

	Year ended December 31
	2004	2005
	£000	£000
V10153	177	2,219
V140	1,283	—
V1003	—	90
CB1	—	503
Frova®	3,006	5,676
V2006	—	52
Hsp90	611	—
Other R&D projects and internal costs	16,346	17,951

	21,423	26,491

Vernalis has recently completed two additional clinical studies of Frova® exploring its use in the prevention of MM. A long term Phase III safety study and two Phase III efficacy studies have been completed. The external costs of completing these studies in fiscal 2006 are expected to be around £2 million.
A Phase I study and a Phase II proof-of-concept study for V10153 have been completed and a Phase II study is on-going in approximately 150 patients with acute stroke. An extensive manufacturing development programme is also on-going. The combined costs of the clinical and manufacturing programmes are expected to be approximately £6.7 million in fiscal 2006.
The first part of the Phase I clinical program for V2006 has been completed and Vernalis’ partner, Biogen Idec, will incur the majority of the costs associated with future development.
CB1 — V24343 is a CB1 antagonist targeted towards the treatment of obesity. The preclinical programme is currently in progress. It is expected that the Phase I programme will initiate later this year and the combined costs will be approximately £2.0 million in the year.
V1512 — A Phase III manufacturing programme is being conducted to support the Phase III clinical programme in Parkinson’s disease. This pivotal Phase III programme, together with a supporting Phase II pharmacodynamic study, will commence during this year. It is expected that the cost of the programme will be approximately £3.6 million in the year.
V3381 — A Phase I MTD clinical study has been completed. Regulatory submission will be made for the next phase of development, which is a Phase II proof of concept study in neuropathic pain. It is expected that the cost of the programme for this financial year will be approximately £2.5 million.
Apokyn® (development) — The Group will be conducting the Phase IV (post approval) commitments required by the FDA to maintain approval of the product. The extent of this will be dictated through discussion and agreement with the FDA. The expected cost for the financial year will be approximately £2.6 million.
Cost of goods sold
In fiscal 2005, the Group’s cost of goods sold reflect the costs of manufacturing frovatriptan for the European market of £1.2 million, the costs of manufacturing Apokyn® for the last two months of the year of £0.1 million, together with amortisation of the Frova® and Apokyn® (starting November) intangible assets totalling £3.7 million.
In fiscal 2004, the Group’s cost of goods sold reflects the cost of manufacturing Frova® for sales to the European market, and for the US market between May 2004 and August 2004, together with the £1.7 million of stocks of Frova® that had been purchased from Elan and sold to Endo at no margin, together with amortisation of the Frova® intangible asset totalling £2.7 million.
Page: 49

Vernalis Plc
Selling, general & administration (SG&A) expenses
The Group has not historically incurred significant selling expenses. However, following the reacquisition of Frova® and prior to the subsequent licensing in August 2004, Vernalis was responsible for all selling costs in relation to sales in the US market. Sales and marketing costs were £1.3 million in fiscal 2004.
In February 2005, the Company announced that it had exercised its option to establish its own speciality neurology sales force to co-promote Frova® in the US alongside Endo and in January 2006 Vernalis launched its 34 strong speciality neurology sales force to market Apokyn® and co-promote Frova®. Under the terms of the agreement with Endo they will provide partial funding for 25 of these 34 specialist neurology sales representatives for up to five years. During fiscal 2005, the Company incurred sales and marketing costs in relation to the set up of the US office totalling £1.6 million.
Administrative expenses consist primarily of the salaries and other related costs of the personnel employed by the Group in various support functions, including finance, legal, corporate communications, information technology, human resources, facilities and general management, together with the costs of facilities, fees for professional advisers, depreciation and amortisation of goodwill.
Foreign currency fluctuations
Although the Group maintains its accounting records in pounds sterling, a substantial proportion of its transactions by value, including receipts and payments, are in other currencies. The Group’s cash and investment balances are predominantly held in pounds sterling at December 31, 2005.
The Group receives payments under its commercial agreement with Endo in US dollars. The Group’s receipts under some of its commercial agreements, including those with GeneSoft (now part of the Oscient group), Serono, Biogen Idec and Novartis as well as product sales of Apokyn®, are also denominated in US dollars. The Group’s receipts under the agreement with Menarini are denominated in Euros.
The Group has an outstanding balance of $5 million that is owed to GlaxoSmithKline and has a long term loan from Endo repayable in or before August 2009 for $50 million. In addition the Company has a provision for $4 million in relation to returns and rebates from US sales of Frova®. The Group is also carrying out some of its clinical development programs in the United States, using US-based contract research organizations and, as a result, its agreements with contract research organizations are commonly denominated in US dollars. The Group now currently supports the costs of setting up a sales force in the US, which is expected to be loss making for the foreseeable future. Following the acquisition of Cita in the year, the Group is expecting to incur significant costs in Canadian dollars, as necessary, to develop the products V1512 and V3381.
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
Page: 50

Vernalis Plc
Results of Operations
The following table shows certain statement of operations data for the fiscal years 2005 and 2004.

	Year ended December 31
	2004		2005
	£000		£000
Revenue	15,195		14,131
Cost of Sales	(5,573)		(4,991)
Research and development expenditure	(21,423)		(26,491)
Selling, general and administrative expenses	(15,722)		(15,483)

Operating loss	(27,523)		(32,834)
Interest receivable and similar income	2,933		3,892
Interest payable and similar charges	(2,821)		(5,490)

Loss on ordinary activities before taxation	(27,411)		(34,432)
Tax credit on loss on ordinary activities	1,758		1,584

Loss for the year	(25,653)		(32,848)

Loss per share (basic and diluted)	(17.4	)p	(16.3	)p
Comparative Discussion of fiscal year ended December 31, 2005 and fiscal year ended December 31, 2004 (IFRS)
The loss for the year ended December 31, 2005 was £32.8 million (2004: £25.7 million). The increase is principally due to higher levels of research and development expenditure and interest payable and similar charges, and goodwill impairment. Non-cash charges relating to goodwill impairment, exchange movements, intangible asset amortisation, share option charges and movement in provisions amounted to £11.5 million (2004: £7.0 million).
Revenue
A table analysing total revenues is included above under “– Principal Factors Affecting Results of Operations and Financial Condition – Revenue”.
Revenue was £14.1 million (2004: £15.2 million) and comprised £3.0 million in respect of Frova® product sales and royalties (2004: £10.0 million), £0.5 million in respect of Apokyn® sales (2004: £nil) £10.4 million in respect of revenue recognised under collaboration and similar agreements (2004: £5.2 million) and other revenues of £0.2 million (2004: £nil). In 2005 the frovatriptan income comprised solely European-generated revenues of £3.0 million (2004: £2.0 million) as no variable royalty is received from Endo until January 1, 2007. In 2004 Frova® revenues from North America amounted to £8.0 million comprising royalties and product sales prior to the licensing to Endo on August 17, 2004. Apokyn® revenues of £0.5 million (2004: £nil) represent product sales from November 4, 2005 when the product was acquired from Mylan, to December 31, 2005. Revenues from collaboration and similar agreements amounted to £3.2 million (2004: £1.3 million) in respect of Frova®, including recognition of a proportion of the $15 million anniversary payment from Endo that was received in September 2005.
Page: 51

Vernalis Plc
During the fiscal years ended December 31, 2005 and December 31, 2004, the Group earned income under a number of collaborative agreements as set out in the following table. The amounts received are non-refundable.

	Year ended December 31
	2004	2005
	£000	£000
Novartis	1,385	2,689
Biogen Idec	1,110	1,927
Endo	1,327	3,184
Serono	—	578
Roche	487	—
Elan	677	—
Reckitt Benckiser	—	2,000
Other	191	41

	5,177	10,419

During fiscal 2005, and following the acquisition of Ionix the Group received and recognised in full a milestone receipt of £2 million from Reckitt Benckiser in relation to V1003. In addition, it has recognised $1 million receivable from Serono and $1.5 million from Novartis in relation to milestones achieved on collaborative agreements. During fiscal 2004, the Group entered into three collaborations with Endo, Biogen and Novartis, receiving initial payments of $30 million, $10 million and $1.5 million respectively. In addition, Endo are contracted to make two payments to the Company of $15 million in each of August 2005 and August 2006. These amounts have been recognised as deferred income and are being release to revenue over the expected lives of the contracts.
Cost of goods sold
Cost of sales amounted to £5.0 million (2004: £5.6 million) and comprised £0.1 million in respect of Apokyn® (2004: £nil) and £1.2 million in respect of European sales of frovatriptan (2004: £0.9 million) and £3.7 million in respect of amortisation of the cost of acquiring the product rights to Frova® and Apokyn® (2004: £2.7 million). In 2004 cost of sales for Frova® in North America amounted to £2.0 million.
Research and development expenses
Research and development expenditure increased to £26.5 million (2004: £21.4 million). In 2005, expenditure of £16.9 million (2004: £14.5 million) was incurred on internally-funded R&D and £9.2 million (2004: £6.9 million) on external costs associated with development of the product portfolio. The increase in external costs is due to additional costs on the Phase III development of Frova® for MM. The increase in internal costs reflects higher average headcount levels and inflation.
For a detailed breakdown of external research and development expenses during fiscal 2004 and 2005, see above under “– Principal Factors Affecting Results of Operations and Financial Condition – Research and Development Expenses”.
Selling, general & administration (SG&A) expenses
Selling, general and administrative expenses amounted to £15.5 million (2004: £15.7 million) and comprised goodwill impairment of £6.4 million (2004: £nil) and other costs of £9.1 million (2004: £15.7 million). The goodwill impairment charge in 2005 has arisen due to the discontinuation of V140. Sales and marketing expenditure increased to £1.6 million (2004: £1.3 million) due to the establishment of the US commercial operation. Other administrative costs decreased to £7.4 million (2004: £8.5 million) due to lower levels of professional fees. Restructuring costs have decreased to £0.1 million (2004: £1.5 million) and in 2004, administrative expenses also included a charge of £4.4 million in respect of vacant leases.
Operating loss
As a result, the operating loss for the year increased to £32.8 million (2004: £27.5 million).
Page: 52

Vernalis Plc
Net interest
Interest receivable and similar income increased to £3.9 million (2004: £2.9 million).
Bank interest increased to £2.0 million (2004: £0.7 million) due to the higher average cash balances following the Placing and Open Offer in February 2005. Exchange gains amounted to £1.3 million (2004: £1.7 million) and an implicit interest receipt of £0.5 million (2004: £0.5 million) was recorded relating to the fair value accounting for the accrued income due from Endo in 2005 and 2006. Interest payable and similar charges increased to £5.5 million (2004: £2.8 million). Loan interest increased to £1.5 million (2004: £0.9 million) due to a full year’s expense in relation to the $50 million loan from Endo. Exchange losses increased to £3.7 million (2004: £0.7 million) and principally resulted from retranslation of the loan from Endo due to the weakening of sterling compared with the US dollar during 2005.
Provision for income taxes
No liability for UK corporation tax has arisen in any of the periods to December 31, 2005. The Group had losses, as computed for taxation purposes, of approximately £418 million at December 31, 2005, (£415 million at December 31, 2004) available to be carried forward to future periods.
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
In accordance with the provisions of the Finance Act 2000 in respect of research and development allowances, the Group is entitled to claim tax credits for certain research and development expenditure. The amount included in the income statement in respect of the year ended December 31, 2005 of £1,615,000 (2004: £1,758,000 (net of £15,000 withholding tax)) represents the tax credit receivable by the Group.
B            LIQUIDITY AND CAPITAL RESOURCES
Since Vernalis’ foundation, cash expenditures have exceeded revenues. The Group has financed its research and development operations primarily by the issuance of equity securities, acquisitions, revenues from joint development and licensing agreements and interest earned on cash deposits. For information on the Company’s development of share capital, see Item 10.A, “Additional Information — Share Capital.”
Since the US and first European launches of Frova® in June and November 2002 respectively, Vernalis has received quarterly royalty revenues from its US and European licensees, on sales of Frova® in those markets. Following the re-acquisition of the North American rights to Frova® from Elan on May 18, 2004, Vernalis received direct sales revenue from the sales of Frova® in the United States until August 17, 2004. The company will receive royalties on sales of Frova® in the US with effect from January 2007. The Group also receives sales revenues from Menarini, its European licensee, for supply of finished Frova® product for European markets.
Following the acquisition of the North American rights of Apokyn® in November 2005, the company is expecting to generate direct product sales in the US. See a further discussion on this below under “– Trend Information”.
The Group plans to generate its commercial returns through sales of Frova® and Apokyn®, and by actively seeking partners for its products in all territories in the world while retaining commercialisation rights for certain products in niche markets. The Group’s cash resources will be used to expand and progress the portfolio of development products and research programs principally focused on oncology and diseases of the central nervous system. Substantial increases in administrative support costs, marketing and commercialisation expenditure will only be incurred once product approvals are certain.
The Group’s operating cash outflows consist principally of:
•	payroll and related staff costs;
Page: 53

Vernalis Plc
•	payments to contract research organizations and consultants working on its development projects;

•	payments to suppliers of consumables used in its research laboratories;

•	lease payments, property taxes and other costs relating to its facilities;

•	payments to professional advisers; and

•	payments to third parties under the terms of its collaboration agreements.
The Group believes that based on its expected financial resources and its expected milestone payments, it has sufficient working capital to meet its current business objectives. The Group from time to time considers acquisition possibilities, but no agreements, commitments or understandings with respect to any significant acquisitions currently exist. Consideration for any such acquisitions would be drawn from the issuance of equity securities and cash reserves in amounts that cannot now be determined.
Cash Flows (IFRS)
The following table shows certain cash flow data for fiscal 2005 and fiscal 2004:

	Year ended December 31
	2004	2005
	£000	£000
Cash (used in)/generated from operations	2,390	(20,099)
Taxation received	1,129	4,284
Interest paid	(216)	(8)

Net cash (used in)/generated from operating activities	3,303	(15,823)
Cash flows from investing activities
Purchase of tangible fixed assets	(101)	(589)
Acquisition of subsidiary undertakings net of cash acquired	—	(3,104)
Sale of tangible fixed assets	3,250	—
Purchase of intangible fixed assets	(30,841)	(16,570)
Sale of investment	12	—
Interest received	19	710
Interest received on financial assets held to maturity	664	898
Cash flows from financing activities
Finance charge on US dollar secured loan	(372)	—
Interest payable on US dollar secured loan	(388)	—
Receipt of US dollar secured loan	27,539	—
Repayment of sterling secured loan	(1,485)	—
Movement in held-to-maturity financial assets	(6,933)	(13,052)
Issue of shares	8,295	72,958
Share issue costs	—	(3,996)
Capital element of finance lease payments	(738)	(23)
Foreign exchange on cash and cash equivalents	(48)	511

Movements in cash and cash equivalents in the period	2,176	21,920

In fiscal 2005, an operating loss of £32.8 million resulted in a cash outflow of £20.1 million. This difference was principally due to a decrease in receivables of £7.9 million, amounts written off goodwill as amortization of £10.4 million, offset by a decrease in deferred income of £4.5 million and other movements of £1.1 million.
In fiscal 2004, an operating loss of £27.5 million resulted in a cash inflow of £2.4 million. This difference was principally due to an increase in receivables of £16.2 million offset by amortisation of £2.7 million, an increase in deferred revenue of £35.3 million and other movements of £8.2 million.
In fiscal 2005, £16.6 million was spent on intangible fixed assets of which £2.8 million was paid to GlaxoSmithKline and £13.0 million was paid to Mylan for Apokyn®. A further £0.6 million was spent on the purchase of tangible fixed assets and £3.1 million on the acquisitions of Ionix and Cita net of cash acquired.
Page: 54

Vernalis Plc
In fiscal 2004, net capital expenditure was £27.6 million due principally to payments of £5.4 million to GlaxoSmithKline and £25.1 million to re-acquire the North American rights to Frova® from Elan offset by the sale of the Oxford facility for £3.3 million.
Cash received from the management of liquid resources reflects movements from time to time in the composition of cash and liquid investments that are used to finance future capital requirements of the business.
In fiscal 2005, cash received from financing was £55.9 million. This principally relates to the receipt (net of share issue costs) of £69 million from the issue of shares offset by a reduction of £13.1 million in held-to-maturity financial assets.
In fiscal 2004, cash received from financing was £25.9 million. This principally relates to the receipt of the loan from Endo of £27.5 million and equity issues of £8.3 million, offset by the repayment of the mortgage on the Oxford property of £1.5 million and a reduction of £6.9 million in held-to-maturity financial assets.
The table below shows the Group’s cash and cash equivalents as at December 31, 2005.

£000
Cash at bank and in hand	1,812
Short-term bank deposits	38,431

40,243

At May 31, 2006, total cash, short-term deposits and investments were £53,6 million.
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
The Group believes that based on its expected financial resources and its expected milestone payments, it has sufficient working capital to meet its current business objectives. The Group from time to time considers acquisition possibilities, but no agreements, commitments or understandings with respect to any significant acquisitions currently exist. Consideration for any such acquisitions would be drawn from the issuance of equity securities and cash reserves in amounts that cannot now be determined.
See Item 5.F “Operating and Financial Review and Prospects – Table of Contractual Cash Obligations”” for details of the Group’s borrowings and commitments.
C            RESEARCH AND DEVELOPMENT
A discussion of research and development is included within Item 5.A “Operating and Financial Review and Prospects – Operating Results”.
D            TREND INFORMATION
During fiscal 2005, the Group has completed two fund-raisings, totalling £73.0 million before expenses, has acquired three new development programmes through the acquisition of Cita and Ionix and has purchased the North American rights to Apokyn® for $23 million. As a result, the Group’s profile has changed considerably. The revenues for Apokyn® and from co-promotion of Frova® are expected to be less than the costs of running the US sales-force for the foreseeable future and so the Group will be making a significant investment into the US. The two development products acquired through the acquisition of Cita are mid-stage to late-stage and so will require a significant investment over the next three years, in order to bring them closer to market.
Page: 55

Vernalis Plc
Under the terms of the license agreement with Endo, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million at the first and second anniversary of closing, the first of which was received in August 2005. Endo will also make a $40 million milestone payment to Vernalis if approval for the MM indication is achieved as well as various milestone payments to Vernalis upon the achievement of certain sales thresholds starting with a milestone of $10 million, upon reaching $200 million net annual sales. For sales of Frova®, from January 1, 2007, Endo will make royalty payments to Vernalis which will be tiered from 20 per cent if FDA approval for MM is achieved (17.5 per cent in the absence of FDA approval for MM).
In 2006, the Group expects to file an sNDA with the FDA for Frova® for the MM indication, initiate a Phase II trial with V2006 for Parkinson’s disease (through its collaborator Biogen Idec) as well as initiate a Phase II trial with V3381 in neuropathic pain. The Group expects to update the market on Apokyn® sales and complete the Phase II trial of V10153 in stroke patients. In addition, the Group expects to initiate a Phase III trial with V1512 in Parkinson’s disease patients, a Phase I trial with V24323 in obese volunteers and a Phase I trial with its Hsp90 in cancer patients. For information on Vernalis’ current research and development expenses, see above under “Principal Factors Affecting Results of Operations and Financial Condition — Research and Development Expenditure”.
E            OFF BALANCE SHEET ARRANGEMENTS
The Company has no off-balance sheet arrangements in place except as disclosed in the table of contractual cash obligations below.
F            TABLE OF CONTRACTUAL CASH OBLIGATIONS
The table below shows the contractual obligations and commercial commitments as at December 31, 2005.

	Payments due (£000)
		Less than			More than
	Total	one year	1-3 years	3-5 years	five years
US dollar secured loan (i)	37,358	1,598	23,447	12,313	—
Obligations under finance leases	132	33	66	33	—
Operating lease commitments (ii)	27,941	2,511	4,925	4,763	15,742
Commitments under licence agreements (iii)	8,400	200	3,700	1,600	2,900
R&D purchase commitments (iv)	8,700	8,700	—	—	—
Capital commitments	232	232	—	—	—

Total	82,763	13,274	32,138	18,709	18,642

Additionally, the Group is committed to make payments to GlaxoSmithKline under the agreement of December 2000 to buy out royalties due to GlaxoSmithKline on sales of Frova®. The Group is committed to make one further payment of $5 million, the first having been made in September 2002. A fifth payment of $5 million is due 90 days after cumulative global sales exceed $300 million.
(i)	The US dollar secured loan is for a term of five years from August 31, 2004, and is secured against all royalty and milestone income received by Vernalis in respect of the license deal with Endo.

(ii)	Operating lease commitments relates primarily to leases on the Group’s properties at Cambridge and Winnersh.

(iii)	Commitments under license agreements are contingent upon successful product development, registration and approval, primarily relating to license agreement with Monash University and the Institute of Cancer Research. See also Item 4.B “Information on the Company — Business Overview” and Note 18 to the consolidated financial statements. In addition the Company has commitments relating to ongoing clinical trials of its products under development.

(iv)	In addition, the Company is commencing trials in other clinical programmes, as detailed in research and development expenditure above, that have resulted in commitments being made after the year end.
Page: 56

Vernalis Plc
There was no expenditure that had been authorised but not contracted for at December 31, 2005.
US GAAP Reconciliation
The Group prepares its Consolidated Financial Statements in accordance with IFRS, which differs in certain respects from US GAAP. A description of the significant differences and reconciliations of net income and shareholders’ equity is in Note 3 of the notes to the Consolidated Financial Statements.
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
During fiscal 2005, the Company’s AGM was held on May 25, 2005 at Barber-Surgeons’ Hall, Monkwell Square, London, EC2Y 5BL. Mr Slater, who was appointed by the directors since the 2004 AGM, retired in accordance with Article 86 of the Company’s Articles of Association and was reappointed. Ms Ferguson, Dr Hutchison, Dr Read and Mr Merrifield retired by rotation and were re-elected.
Re-election At the AGM held on May 24, 2006, in accordance with the Company’s Articles of Association and the provisions of the Combined Code (as described below), Mr Kennedy, Dr Fellner, Mr Sturge and Mr Weir retired and being eligible, and with the Board’s recommendation, offered themselves for re-election, and were re-elected. All of the directors retiring other than Mr Kennedy have a service contract with the Company. Mr Merrifield also retired at the AGM and did not seek re-election. The Board considers that in evaluating Mr Kennedy’s performance to the date of the AGM, as a non-executive director offering himself for re-election, he continues to make a valuable contribution to the Company’s performance and carries out his duties as the Company’s Senior Independent Director in an effective, independent and constructive manner including commitment of the necessary time for Board and committee meetings.
Certain information concerning the directors of the Company is set forth below. Non-executive directors are not full-time employees of the Company.

Name	Age	Position/s Held	Period during which director has served in office
Peter Fellner	62	Executive Chairman	January 2003 — date of filing
Simon Sturge	47	Chief Executive Officer	April 2003 — date of filing
John Slater	53	General Counsel	October 2004 — date of filing
John Hutchison	50	Development Director	September 2003 — date of filing
Tony Weir	46	Chief Financial Officer	April 1999 — date of filing
Allan Baxter	56	Non-executive Director	May 2004 — date of filing
Carol Ferguson	59	Non-executive Director	September 2003 — date of filing
George Kennedy	65	Deputy Chairman, Senior Independent Director	September 2003 — date of filing
Keith Merrifield	64	Non-executive Director	December 1995 — May 24, 2006
Peter Read	67	Non-executive Director	September 2003 — date of filing
Page: 57

Vernalis Plc
No Director is related to any other. Biographical information with respect to the directors is as follows:
Peter Fellner (62)‡
Dr Fellner was appointed as Chairman in January 2003, and as Executive Chairman in April 2003. He was Chairman of Celltech Group plc until its acquisition by UCB in mid-2004, having previously been Chief Executive since 1990. Before joining Celltech he was Chief Executive of Roche UK from 1986 to 1990. Prior to this he was director of the Roche UK Research Centre. Dr Fellner is also Chairman of the privately-held biotechnology company Astex Therapeutics Ltd, and is a director of UCB SA, QinetiQ Group plc, Evotec AG, Bespak plc, Acambis plc and Isis Innovation Ltd. He is also a member of the Medical Research Council.
Simon Sturge (47)‡
Mr Sturge was appointed to the Board as Chief Executive Officer in April 2003. He has more than 20 years’ experience in the pharmaceutical industry. After graduating in biology from Sussex University in 1980 Mr Sturge became Product Manager of Napp Laboratories, Head of Sales and Marketing at Portex and Business Development Manager at Astra Pharmaceuticals. He joined Celltech in 1988 and was appointed Chief Executive of Celltech Biologics plc (now Lonza Biologics plc) in 1995 before joining RiboTargets Holdings plc as Chief Executive. He founded RiboTargets in July 1997 when it was spun out from the Medical Research Council’s Laboratory of Molecular Biology with a £7 million venture capital investment. He is also a director of Metalogic Systems Ltd.
Tony Weir (46)
Mr Weir was promoted to the Board as Finance Director in April 1999, with responsibility for finance, corporate communications, facilities and IT, having previously joined the Company in 1990 as Chief Accountant and Company Secretary. Following the combinations with RiboTargets and Vernalis Group plc he continues as Chief Financial Officer. He has a degree in Mathematics from Oxford University and is a Fellow of the Institute of Chartered Accountants. Following qualification he advised a variety of businesses as a financial consultant.
John Hutchison (50)
Dr Hutchison was appointed as Development Director on September 1, 2003 following the merger with Vernalis Group plc. Prior to that he was Senior Vice President Development and Chief Medical Officer of Vernalis Group plc. In February 2000 he was appointed a director of Vernalis Group plc, where he was responsible for drug development, taking potential new therapies from early pre-clinical testing through to registration and commercialisation. He was previously a main board director of Cerebrus Pharmaceuticals plc where he was also responsible for drug development since joining the company in 1997. Dr Hutchison began his industrial career 15 years ago as a clinical pharmacologist with Fisons, before moving to experimental medicine with Astra Pharmaceuticals Ltd. In addition to being a UK registered physician, Dr Hutchison has a first class Honours degree in Human Physiology and a PhD in Neuroscience from the University of Liverpool. Dr Hutchison is a Fellow of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine in London.
John Slater (53)
Mr Slater was appointed to the Board in November 2004 as General Counsel and Company Secretary and has responsibility for all legal and business development activities. A solicitor, Mr Slater joined the Company from Celltech Group plc where he was Director of Legal Services and Company Secretary for the previous 15 years. Prior to that he held legal and commercial roles in a number of high-technology multinational companies.
Page: 58

Vernalis Plc
George Kennedy (65)* † ‡
Mr Kennedy was appointed as Deputy Chairman and Senior Independent Director on September 1, 2003. He was non-executive Chairman of Vernalis Group plc from May 2000. He was previously with Smiths Industries PLC from 1973 to 2000, where he was appointed to the board in 1983, becoming executive director and Chairman of the medical division. His other current appointments include Chairman of Eschmann Holdings Limited, a manufacturer of medical equipment; Chairman of E2V Technologies plc; Deputy Chairman of Spacelabs Healthcare Inc and non-executive director of Isotron PLC. His previous appointments include non-executive Chairman of Carclo PLC; Chairman of the Inprint Group, a privately-held specialist printing company and from August 2000 to December 2003 he was Chairman of the Trade Advisory Group for Africa and the Middle East. He was awarded a CBE in 1997 for services to the healthcare industry and exports.
Carol Ferguson (59)* †
Ms Ferguson was appointed as a non-executive director on September 1, 2003. She joined the Board of Vernalis Group plc as a non-executive director in May 2002. She is a former partner and lead oil analyst at stockbrokers Wood Mackenzie, and was Finance Director of a textiles company. She is currently non-executive director and Chairman of the Audit Committee of Ardana plc, Gartmore Smaller Companies Investment Trust, Merrill Lynch Greater Europe Investment Trust and the Association of Investment Trust Companies where she is also a Deputy Chairman. She is also non-executive director of Monks Investment Trust and the Chartered Accountants Compensation Scheme. She is a graduate of St Andrews University and a member of the Institute of Chartered Accountants of Scotland.
Keith Merrifield (64)† ‡
Mr Merrifield was appointed to the Board as a non-executive director in 1995 and retired at the AGM on May 24, 2006. He was formerly a main board director of Wellcome plc from 1990 until its acquisition in 1995 by Glaxo Holdings plc, with responsibility for marketing and international operations. He is a non-executive director of Cooper, McDougall & Robertson Ltd and until May 2003, Mr Merrifield was also a non-executive director of Coats plc.
Peter Read (67)* † ‡
Dr Read was appointed as a non-executive director on September 1, 2003. He joined the Board of Vernalis Group plc as a non-executive director in March 1998. He is a former Chairman of the Hoechst Group of Companies in the UK and a past President of the Association of the British Pharmaceutical Industry. Current appointments include non-executive directorships of each of SSL International plc and Innogenetics Group. He is a board member of the South East of England Development Agency. He is a Fellow of the Royal College of Physicians and of the Faculty of Pharmaceutical Medicine. In January 2000 he was awarded a CBE for services to the pharmaceutical industry.
Allan Baxter (56)* †
Dr Baxter was appointed as a non-executive director on May 19, 2004. He is Senior Vice President of Medicines Development at GlaxoSmithKline with responsibility for GlaxoSmithKline’s worldwide late stage development effort, responsible for life cycle management of Marketed Medicines from the time they have demonstrated clinical Proof of Concept.
Board changes
There were no changes in the composition of the Board during the year. Mr Merrifield retired at the AGM on May 24, 2006. The Nominations and Corporate Governance Committee is actively seeking a new non-executive director to replace Mr Merrifield.

* Audit Committee
† Remuneration Committee
‡ Nominations and Corporate Governance Committee
Page: 59

Vernalis Plc
B. Compensation
The aggregate amount of compensation paid to all directors by the Company and its subsidiaries for services in all capacities during fiscal 2005 was £2,279,000. This amount includes directors’ fees, salaries and bonus payments, but excludes amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for directors of the Company by the Company and its subsidiaries during the fiscal year was £177,000.
The remuneration of each of the directors who served during the fiscal year is set out below. For details regarding share options granted to directors, see Item 6.E “ Directors, Senior Management and Employees – Share Options”.
Directors’ remuneration (audited)

			Performance	Performance		Performance
			related bonus	related bonus		Related bonus
			paid	accrual		paid	December
			relating to	relating to		relating to	2005
			1 January to	1 May to	December	1 May to	total	December	December	December
	Salary/fees	Benefits	30 April 2005	31 Dec 2005	2005	31 Dec 2004	charge to	2004	2005	2004
	£000		(iv)	(v)	Total	(iv)	income	Total	Pension	Pension
		£000	£000	£000	£000	£000	statement	£000	£000	£000
Executive
Dr P J Fellner (vii)	208	—	—	—	208	—	208	200	—	—
S J Sturge (i) (ii)	350	1	72	213	636	145	781	491	59	58
Dr J B Hutchison (ii)	209	1	26	80	316	53	369	254	37	35
A J Weir (ii)	209	1	26	80	316	51	367	286	37	35
J A D Slater (ii) (vi)	244	1	30	93	368	15	383	40	44	7
Non-Executive
G M Kennedy	60	—	—	—	60	—	60	60	—	—
Dr P R Read	33	—	—	—	33	—	33	33	—	—
C C Ferguson	40	—	—	—	40	—	40	40	—	—
Dr A Baxter (iii)	—	—	—	—	—	—	—	—	—	—
K J Merrifield	38	—	—	—	38	—	38	38	—	—

Total	1,391	4	154	466	2,015	264	2,279	1,442	177	135

Retirement benefits are accruing to four (2004: five) directors under a money purchase scheme.

(i)	Mr Sturge’s salary includes a relocation allowance of £24,000 paid in equal instalments of £2,000 per month from November 2004 to October 2005.

(ii)	Salaries/fees for Mr Sturge, Dr Hutchison, Mr Weir and Mr Slater include a car allowance at the rate of £12,600 per annum.

(iii)	Dr Baxter has waived any fees.

(iv)	Performance-related bonuses are assessed for the 12 months from May 1 to April 30 each year, which is not coterminus with the financial year end. The directors were paid a performance-related bonus in May 2005 relating to the 12 months ended April 30, 2005. This was not accrued at December 2004 and has therefore been charged in full to the income statement in 2005. Since the bonus related to performance in both 2005 and 2004, it has been split in the table above by reference to the year to which it relates.

(v)	The accrual is based on maximum achievement of bonuses. Actual bonuses for the year (which could be lower) will be set by the Remuneration Committee in May 2006.

(vi)	Remuneration for 2004 was from date of employment, October 29, 2004, until December 31, 2004.

(vii)	Dr Fellner is entitled to receive certain fixed bonus payments once the Company’s share price has reached predetermined levels. The bonus payments are conditional on the exercise of a part of the Option Deed granted to him on April 23, 2003 and are approximately half of the price payable to exercise the option. An accrual of £200,000 has been made at December 31, 2005 based on the expected fair value of the bonus payments.
Page: 60

Vernalis Plc
Total emoluments of the highest-paid director, excluding pension contributions, amounted to £781,000 (December 31, 2004: £710,000). Pension contributions made during the period for the highest-paid Director were £59,000 (December 31, 2004: £58,000).
C. Board Practices
Service Contracts
Appointment of directors and service contracts
The Company’s policy in entering into service contracts with executive directors, including the Chairman, is to enable the recruitment of high-quality executives and to obtain protection from their sudden departure to competitor companies. In addition, service contracts are an important element in maintaining maximum protection for the Group’s intellectual property rights and other commercially sensitive information. All service contracts are approved by the Nominations and Corporate Governance Committee. Each service contract may be terminated by mutual agreement or by either party giving 12 months notice to the other. If an executive director is guilty of gross misconduct or similar event then the Company is entitled summarily to terminate his service contract without notice and without paying compensation in respect of that termination. Should an executive director be dismissed he would receive a sum equal to 12 months’ pay and benefits (unless for gross misconduct, or a similar event, where no payments would be made).
The service agreements of Dr Fellner and Mr Sturge were made on March 21, 2003 and came into effect on April 23, 2003. The service agreement of Mr Weir was made and became effective on June 24, 1999. The service agreement of Dr Hutchison was made on July 2, 2003 and came into effect on September 1, 2003. The service agreement of Mr Slater came into effect on October 29, 2004. It is expected that each of the foregoing individuals will continue to serve as a director for as long as their service contract is in effect.
Non-executive directors’ appointments and remuneration
Non-executive directors are appointed by letter of engagement for periods not exceeding three years. They receive fees for services as members of the Board and its Committees and the Chair of each Board Committee is paid an additional fee for performing that role. Mr Kennedy is also paid additional remuneration to reflect his additional responsibilities as Deputy Chairman and Senior Independent Director. The level of fees is determined by the Chairman after taking into account appropriate advice.
Mr Merrifield signed an appointment letter dated March 21, 2003, which became effective on April 23, 2003. Mr Merrifield, who was first appointed in December 1995, had a fixed term to April 22, 2006. He did not seek re-election to the Board at the AGM held on May 24, 2006. Ms Ferguson, Mr Kennedy and Dr Read signed appointment letters dated July 17, 2003, each of which became effective on September 1, 2003. Each of Ms Ferguson, Mr Kennedy and Dr Read has an appointment for a fixed term of three years to August 30, 2006. Dr Baxter signed a letter effective May 19, 2004 for a fixed term of three years to May 18, 2007.
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
Chairman’s remuneration
The remuneration of the Company’s Chairman is determined by the Remuneration Committee, led by the Deputy Chairman who is also the Senior Independent Director, in the absence of the Chairman, after taking into account appropriate professional advice. The Chairman receives an annual salary, but does not participate in the performance-related bonus scheme or pension scheme, nor does he receive any other benefits. The Chairman’s salary was revised in line with inflation during the year. Details are given in the tables accompanying this section of the report. In addition to his salary, under the terms of his contract he is entitled to receive certain fixed bonus payments once the Company’s share price has reached pre-determined levels, payment being conditional on exercise of a corresponding part of the option granted to him.
Page: 61

Vernalis Plc
The Combined Code
The Company is committed to practising good corporate governance of its affairs as part of its management of relationships with its shareholders and other stakeholders. The Company seeks to uphold and to report on compliance with best practice in corporate governance.
Compliance statement
The directors are satisfied that, other than as disclosed within this report, the Company has complied with the provisions set out in section 1 of the Combined Code on Corporate Governance published in July 2003 and was compliant throughout the financial period under review. During the current financial year the Board will continue to assess its practices to ensure compliance with the Combined Code on an ongoing basis and will continue to monitor any changes required to be made to further develop and enhance its governance policies.
The principles set out in the Combined Code cover four areas: the Board, directors’ remuneration, accountability and audit and relations with shareholders. With the exception of directors’ remuneration (which is dealt with separately elsewhere in this Item 6) the following section sets out how the Board has applied such principles.
The Board
The Board of the Company is responsible for the Group’s system of corporate governance. As at December 31, 2005, the Board comprised ten directors: an Executive Chairman, Dr P J Fellner; a Chief Executive Officer, Mr S J Sturge; three other executive directors and five non-executive directors. The role of non-executive directors is to ensure that independent judgement is brought to Board deliberations and decisions. The non-executive directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the executive directors.
The Chairman operates in an executive capacity and is not therefore considered to be independent. All non-executive directors are considered by the Board to be independent. Mr G M Kennedy, the Deputy Chairman, is currently the Company’s Senior Independent Director.
All directors are required to retire and submit themselves for re-election at the first AGM after appointment and, thereafter, at least every three years. Subject to their re-election and Companies Act provisions, the non-executive directors are appointed for specified terms.
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
Page: 62

Vernalis Plc
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
The Board has six scheduled meetings per year (approximately every two months), with additional meetings when circumstances and urgent business dictate. In the financial period under review, six regular meetings of the full Board and 15 Board Committee meetings were held. Of these, apologies for Board meetings were received from: Dr Baxter for May 25 and November 23; and apologies for Board Committee meetings were received from: Dr Baxter for August 8 and November 17; Dr Hutchison for April 18 and 22; Mr Kennedy for February 22 and November 17; Mr Merrifield for February 22, April 22 and August 8; Dr Read for June 23 and October 19; and Mr Sturge for February 22. Otherwise, meetings were attended by all members. All directors receive an agenda and Board papers in advance of meetings to help them make an effective contribution at the meetings.
In addition, the executive directors ensure regular informal contact is maintained with non-executive directors. The Board makes full use of appropriate technology as a means of updating and informing all its members.
While the Board retains overall responsibility for, and control of, the Company, day-to-day management of the business is conducted by the executive directors. Review of the Group’s principal business activities is the responsibility of the senior executives (comprising the executive directors, the Director of Human Resources, the Research Director, the Director of Business Development and the Senior VP US Commercial Operations) who meet weekly.
The Board has agreed a process of establishing a formal and rigorous process for the annual evaluation of its own performance and that of its Committees and individual directors including the Chairman. The first such evaluation was undertaken during the year by means of a detailed questionnaire completed by individual Board members followed by Board discussion and debate. As part of the evaluation, the Board reviewed the responsibilities and the roles of individual directors and the Board as a whole; the separate roles of non-executive directors and executive directors; the conduct of Board meetings and committees of the Board; the Board’s role in monitoring the performance of the Company, the Company’s leadership and culture; and corporate governance practices.
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
     Audit Committee
The Audit Committee is comprised entirely of independent non-executive directors. During the financial period it was chaired by Ms Ferguson, who the Board considers has recent and relevant financial experience. The other current members are Mr Kennedy, Dr Read and Dr Baxter. The Audit Committee is responsible for reviewing the Group’s annual accounts and interim reports prior to their submission for approval to the full Board. This Committee also monitors the Group’s accounting policies, and the effectiveness of the internal financial control systems and financial reporting procedures. The Audit Committee provides a forum through which the Group’s external auditor reports to the Board. The auditor attends its meetings and has the opportunity to meet privately with Committee members in the absence of executive management. In addition, the Audit Committee is responsible for recommending the appointment
Page: 63

Vernalis Plc
and removal of the auditors and agrees the level of audit fees. The Committee also monitors the scope and results of the audit, the independence and objectivity of the auditor and its performance. In order to safeguard auditor objectivity and independence, the Audit Committee pre-approves any non-audit services to be performed by the auditor and has done so throughout the term of office. These include services relating to tax, the issue of investment circulars, accounting and auditing-related advice. The Audit Committee held five meetings during the period under review. Apologies were received from Mr Kennedy for the February 22 meeting. Otherwise, meetings were attended by all members
The Audit Committee’s terms of reference were reviewed in April 2005 to provide a process for employees of the Company to raise in confidence concerns about possible impropriety in matters of financial reporting or other matters.
The terms of reference of the Audit Committee include the following responsibilities:
•	To review the effectiveness of the Company’s internal financial control systems and financial reporting procedures.

•	To review the internal management of financial matters.

•	To review annually the need for an internal audit function.

•	To consider and make recommendations regarding the appointment of the Company’s external auditor including the pre-approval of non-audit services.

•	To establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters.

•	To review the consistency and application of accounting policies.

•	To review annual financial statements and interim and preliminary announcements before submission for Board approval.
     Nominations and Corporate Governance Committee
The Nominations and Corporate Governance Committee is chaired by Mr Kennedy. The other current members are Dr Fellner, Mr Sturge and Dr Read. The Committee is responsible to the full Board for determining the qualities and experience required of the Company’s executive and non-executive directors and for identifying suitable candidates. In appropriate cases, recruitment consultants assist in the process. The Committee is also responsible for succession planning and for reviewing, and making recommendations in relation to, the Company’s corporate governance procedures. The only senior appointment during the year was that of Sylvia McBrinn to the position of Senior Vice President of US Commercial Operations. This appointment and all corporate governance issues were addressed by the full Board during the year and no separate meetings of this Committee were held.
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
Page: 64

Vernalis Plc
     Remuneration Committee
The Remuneration Committee is made up entirely of independent non-executive directors and was chaired by Mr Merrifield until his retirement at the AGM on May 24, 2006. Since then, it has been chaired by Dr Read. The other current members are Mr Kennedy, Ms Ferguson (appointed May 24, 2006) and Dr Baxter (appointed May 24, 2006). The Remuneration Committee determines the terms of service and remuneration of the executive directors and senior employees. It also determines overall remuneration policy for all other employees and targets for performance-related pay schemes operated by the Company. The Remuneration Committee held three meetings during the period under review and meetings were attended by all members.
The terms of reference of the Remuneration Committee include the following responsibilities:
•	To determine the framework and policy and the individual packages for the remuneration of the executive directors, Chairman and members of the executive management.

•	To determine targets for any performance-related pay schemes.

•	To approve overall remuneration policy.

•	To review employee benefit structures.

•	To produce an Annual Report of the Committee’s remuneration policy.
Policy on employee remuneration
The Company’s policy on the remuneration of employees, including executive directors, is established by the Committee and approved by the Board. The overall budget for remuneration of employees and the individual remuneration packages of each executive director and senior employee is determined by the Committee. No executive director or employee participates in discussions relating to the setting of his/her own remuneration.
The objective of the Company’s remuneration policies is that all employees, including executive directors, should receive appropriate remuneration given their performance, scale of responsibility, skills and experience. Remuneration packages enable the Company to attract and retain key employees by ensuring they are remunerated appropriately and competitively and that they are motivated to achieve the highest level of Company performance in line with the best interests of shareholders. A significant proportion of remuneration is performance related (see details below). Performance conditions for performance related bonuses and long-term incentives are designed with a view to alignment of executive and shareholder interests. The Committee believes that the performance conditions are demanding and appropriate, with a significant element of compensation directly dependent upon increasing shareholder value. Share options under the current Share Option Plan will only become exercisable in full if the Company’s share price growth equals or exceeds that of the upper quartile company in the FTSE Small Cap Index and no option will be exercisable if share price growth is below that of the median company. Options currently held by executive directors are subject to various performance conditions which are set out in the tables below.
Policies on remuneration take account of the pay structure and employment conditions within the Group and also the industry sector and geographical location. To determine the elements and level of remuneration appropriate to each employee and executive director, the Committee considers remuneration levels in comparable biotechnology and pharmaceutical companies, reviews pay and benefits surveys relating to industry sector or professional specialism and considers individual skills, experience and performance.
Components of remuneration
Employees’ remuneration currently comprises annual salary, a performance-related bonus, a long-term incentive in the form of share options, pension contributions (except in Canada where state-sponsored benefits are structured differently to the UK and US) and other benefits.
Page: 65

Vernalis Plc
Annual salary The Committee approves the overall budget for employee salary increases and specific increases for executive directors and other members of the management team. In determining appropriate salary levels the Committee considers both the nature and the status of the Company’s operations and the responsibilities, skills, experience and performance of each executive director and other members of the management team. The Committee compares the Company’s remuneration packages for its employees with those for employees of similar seniority in companies whose activities are comparable with the Group and with which it competes for staff.
Performance-related bonus All employees participate in a performance-related bonus scheme. The level of bonus, if any, is based on overall Group performance and, in the case of executive directors and senior employees, on individual performance measures against criteria established at the beginning of the financial year. In the United States bonus levels for sales staff are directly related to their sales performance.
The policy of the Remuneration Committee is to place a significant proportion of executive directors’ pay “at risk”, so that it is closely linked to the interests of shareholders. This practice has been further refined in 2005. The Committee has ensured that challenging and clearly assessable objectives are set for the executive directors. The remuneration for the Chief Executive Officer is linked to a 100 per cent maximum bonus (as a percentage of base salary), whilst for the other executive directors a 60 per cent maximum bonus applies. These objectives are directly linked to shareholder value, the growth of the portfolio and operational effectiveness as follows:
•	Shareholder value: the improvement in shareholder value over the period, taking account of the following measures over the bonus year: market capitalisation, share price performance (both absolute and relative to the pharmaceutical and small cap indices, Bloomberg and NASDAQ), investor feedback and analysts ratings.

•	Growth of the portfolio: the progress of key strategic products, the licensing in or out of compounds, the development of new technologies or the acquisition of new products through mergers and acquisitions.

•	Operational effectiveness: related to the performance of the business, ensuring appropriate financial controls, managing staffing levels, whilst ensuring good corporate governance.
As a further direct link between executive directors’ remuneration and the interests of shareholders, the Committee has asked that a proportion of bonuses paid be used to purchase shares in the Company, with the aim of building and maintaining, over time, an eventual personal shareholding equivalent in value to the director’s annual salary. Details of bonuses paid to executive directors in 2005 and directors’ shareholdings are detailed in Item 6.B “Directors, Senior Management and Employees – Compensation”.
Maximum bonus levels range between 10 and 50 per cent for all other employees based on their role and market need. Bonuses are awarded wholly in cash.
Long-term incentives The Committee believes that long-term incentive schemes are important in retaining and recruiting high-calibre individuals and ensuring that the performance of executives is focused on creating long-term shareholder value whilst allowing the Company’s cash reserves to be conserved. During the year a total of 5,195,395 option awards in the Company were made to members of the executive team and to staff in the Company. Details of the Share Option Plan and awards are given below.
Pensions benefits All employees in the UK are invited to participate in either a Group Personal Pension Plan or an occupational Pension Scheme. The only pensionable element of remuneration is annual salary. All schemes are money purchase in nature and have no defined benefits. During the period, the Group contributed a maximum of 10 per cent of base salary in relation to employees, a maximum of 15 per cent in relation to senior employees and 19 per cent in relation to executive directors to the schemes. The Group has no obligation to the pension scheme beyond the payment of contributions. In the US a market competitive pension scheme is supported by the Company, whereas in Canada contributions are made through a state sponsored scheme.
Page: 66

Vernalis Plc
Other benefits All UK- and US-based employees are entitled to private health insurance, the cover being extended to spouse and family for executive directors and some senior employees. Terms and conditions of service for employees for the newly recruited US and Canadian employees are currently being reviewed by professional HR advisors.
NASDAQ Corporate Governance Listing Requirements
Pursuant to Rule 4350(a)(1) of the NASDAQ Marketplace Rules, the Company follows UK practice in lieu of certain of the NASDAQ’s corporate governance listing requirements. The Combined Code provides guidance as to what constitutes UK practice under most circumstances, but Paragraph 5 of the Preamble to Combined Code clarifies that it is within UK practice to depart from individual provisions, provided that such departures are justified and publicly explained.
In connection with the listing of the Company’s ordinary shares in the United States in July 1992, the Company received an exemption with respect to the quorum requirement under Rule 4350(f), which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3 per cent of the outstanding shares of a company’s common voting stock. The Company’s articles of association provide that a quorum for a general meeting of the Company is constituted by two or more shareholders present in person and entitled to vote, except in the case of adjourned meetings where the quorum is one member present in person or by proxy. This quorum requirement is in accordance with U.K. law and generally accepted business practices in the UK. The Company also obtained an exemption from Rule 4350(g), which requires the solicitation of proxies for all meetings of shareholders. The Company complies with the requirements of UK law and the Listing Rules (Listing Rules) of the UK Listing Authority (UKLA), which require the issue to all registered members of the Company of proxy forms in respect of all resolutions to be proposed at a general meeting of the Company. The proxy forms must be issued with notice of the meeting and must be returned by the shareholder to be received at least 48 hours before the relevant meeting or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting.
With respect to independence of directors, the Company diverges from the expectation that the Chairman be independent but the Company believes that this divergence is justified in light of the experience Dr Fellner brings to the Board and the complementary role he plays in the management of the Company as executive Chairman. His appointment was approved by shareholders.
Also with respect to the independence of directors, under UK law and practice, Mr Kennedy, one of the Company’s directors and a member of the Audit, Remuneration and Nominations and Corporate Governance Committees, is regarded by the Board as an independent director despite the payment of £50,000 made to him in connection with the merger between the Company and Vernalis Group that renders him non-independent under Rules 4350(c) and 4350(d) in conjunction with Rule 4200(15). Consequently, under the Combined Code, both the Company’s Remuneration and Audit Committees are comprised entirely of independent non-executive directors, however, under NASDAQ requirements and Rules 4350(c) and 4200(15) that would not be the case because of Mr Kennedy’s membership of both committees. In addition, the membership in the Nominations and Corporate Governance Committee has been in accordance with the Combined Code requiring a majority of non-executive directors until the retirement of Mr Merrifield on May 24, 2006. Following Mr Merrifield’s retirement, the Board is currently seeking to recruit an additional non-executive director. The Company believes that this temporary divergence from the expectation that the Nominations and Corporate Governance Committee includes a majority of independent non-executive directors is justified by the need to conduct a thorough search in order to ensure that a suitable candidate is found.
The Company believes that the current representation of directors on the Board and in the Nominations and Corporate Governance Committee, the Audit Committee and the Remuneration Committee permits the Board to have a thorough understanding of executive matters while at the same time benefiting from the contribution of independent insights into the Group’s business and corporate governance. The Board does not contain a majority of independent directors, as would be required by Rule 4350(c)(1). The Combined Code requires that the Board includes at least as many independent non-executive directors as executive directors, excluding the Chairman. The Board does include at least as many independent non-executive directors as executive directors, excluding the Chairman. Following the retirement of Mr Merrifield on May 24, 2006, the Board comprises five executive directors (including the Chairman) and four non-executive directors. Following his retirement from the Board, Mr Merrifield ceased to chair the Remuneration Committee and ceased to be a member of the Nominations and Corporate Governance Committee. Dr Read has since been appointed as chair of the Remuneration Committee and Dr Baxter and Ms Ferguson have been appointed members of the Remuneration Committee. Following Mr Merrifield’s retirement, the Board is currently recruiting an additional non-executive director and is also reviewing the membership of the Nominations and Corporate Governance Committee. In addition, the Board has agreed procedures for directors to follow if they believe they require independent professional advice in the furtherance of their duties and these procedures allow directors to take such advice at the Company’s expense. Non-executive directors also maintain regular informal contact (UK law does not currently require separate meetings of non-executive directors as would be required under Rule 4350(c)(2)).
Page: 67

Vernalis Plc
With respect to conflicts of interest under Rule 4350(h), under the Company’s Articles of Association, a director is not permitted (subject to certain exceptions) to vote as a director on any contract, transaction, arrangement or other kind of proposal in which he has an interest and which he knows is material. Under UK legislation, a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company must declare the nature of his interest at a meeting of the directors. Under the Listing Rules, where a transaction is proposed between a listed company or any of its subsidiary undertakings and a related party, prior shareholder approval is generally required, subject to certain exceptions. The related party is not permitted to vote at the meeting. Under UK company law, certain substantial property transactions (involving non-cash assets) between the Company and a director or a person connected with him will, if of the requisite value, need prior shareholder approval.
With respect to shareholder approval of certain transactions under Rule 4350(i), under the Listing Rules, equity compensation plans which involve or may involve the issue of new shares or the transfer of treasury shares and certain material amendments thereto must receive prior shareholder approval. Under UK law and practice there are several circumstances where shareholder approval is required before a listed company can issue new shares. Under the City Code on Takeovers and Mergers, which regulates the takeover of companies listed on the London Stock Exchange, if a person or persons acting in concert acquire shares in a listed company which carry 30 per cent or more of the voting rights, that person is required to make a takeover offer for all the shares of the listed company. However, where the listed company issues new shares in itself as consideration for an acquisition such that a person or persons acting in concert hold more that 30 per cent of the voting rights, the UK Takeover Panel will normally waive the obligation which would otherwise arise for such person to make a takeover offer if the independent shareholders of the Company approve the share issue. The Listing Rules require the prior approval of shareholders for a “reverse takeover” (which includes an acquisition by a listed company of a business, unlisted company or assets which would result in a change in voting control of the listed company). Under UK law, if a company needs to create additional authorised share capital for a proposed new issue then the prior approval of shareholders is required. Under UK law, any allotment of relevant securities requires authority to be given to the Company’s directors either by the Company’s Articles of Association or by the shareholders. For listed companies, guidelines which are customarily and generally followed state that the amount of share capital which can be allotted by the directors without going back for a fresh shareholder approval is restricted to the lesser of one third of the issued ordinary share capital and the unissued but authorised share capital. In addition, under UK law, any issue of equity securities wholly for cash must be made on a pre-emptive basis unless shareholders approve the disapplication of the relevant provisions of UK company legislation. For listed companies, guidelines which are customarily and generally followed state that a any disapplication, without going back to shareholders for a specific authority, be limited to five per cent of the equity share capital in issue at the date of the last audited accounts and impose a cumulative limit, again without going back to shareholders, of 7.5 per cent in any three year rolling period. Furthermore, there are Listing Rules and institutional guidelines relating to the price of a new issue, in certain circumstances. These are prohibitions and guidelines, rather than a requirement for shareholder approval: (i) the Listing Rules provide that the offer price on a vendor placing (a placing of new listed equity shares of an existing class, issued as consideration for the sale to the Company of assets or stock by a vendor) should not be at a discount of more than 10 per cent to the middle market price unless the UKLA permits otherwise; (ii) there are institutional guidelines, customarily and generally followed, that on a vendor placing, where more than 10 per cent of the issued equity share capital is being placed or the shares are being placed at a discount of more than five per cent to the market price, existing shareholders should have a 100 per cent “clawback” arrangement (i.e. shares are placed, but subject to clawback for existing shareholders on a pre-emptive basis); (iii) the Listing Rules provide that on an open offer (an offer on a pre-emptive basis to existing shareholders for cash, but with no nil paid trading) the offer price should not be at a discount of more than 10 per cent to the middle market price, unless the UKLA is satisfied that the issuer is in severe financial difficulties or there are other exceptional circumstances; and (iv) the Listing Rules provide that the placing price on a placing of listed equity securities of an existing class may not be at a discount of more than 10 per cent to the middle market price, unless the UKLA is satisfied that the issuer is in severe financial difficulties or there are other exceptional circumstances.
Corporate Social Responsibility
The Board is committed to running the Company in accordance with best practice in corporate governance. This commitment includes recognition by the Company of the importance of taking into account its corporate social responsibilities (CSR) in operating the business. In this context, Vernalis seeks to integrate CSR considerations relating particularly to social, ethical and health, safety and environment (HS&E) issues in its day-to-day operations. The Board acknowledges its duty to ensure the Group conducts its activities responsibly and with proper regard for all its stakeholders including employees, shareholders, business partners, suppliers and the local and scientific communities.
Page: 68

Vernalis Plc
In exercising its corporate social responsibility, Vernalis seeks to ensure that:
•	The Board takes account of the significance of social, ethical and HS&E issues.

•	Business practices are managed ethically.

•	Positive contributions are made to the scientific and medical communities.

•	The business is focused on delivering value to stakeholders.

•	Existing legislation, regulations and guidelines are adhered to as a minimum.

•	Employees are recognised as key to the business with individual skills and experience being valued and developed.

•	All employees are educated as to the significance of CSR risks and opportunities.

•	HS&E issues are treated as critical areas of importance for the business.
Vernalis addresses CSR issues in three key areas that have potential for significant effect on the Company’s short- and long-term value. These areas are as follows:

Social	–	Recognising the importance of the Company’s employees and of managing external relations ethically.

Ethical	–	Investing in pharmaceutical research and development with the aim of establishing and sustaining a business model designed to secure a fair return for shareholders.

Health, safety and environment	–	Ensuring employee health and safety risk prevention and limiting the environmental impact of the Company’s activities by managing its utility usage and waste production
D            Employees
At December 31, 2005, Vernalis employed 192 full-time employees.
The Company employs a number of temporary staff who, by their very nature, work for short periods of time in all divisions. The average number of temporary staff was 3.
The following table summarises the number of full-time employees, including executive directors, employed by the Group, at the end of each fiscal year for the past three years:

	Year ended	Eight month period	Twelve-month period	Twelve-month period
	April 30	ended December 31	ended December 31	ended December 31
Division	2002	2003	2003	2004	2005
Research and Preclinical	126	148	102	77	89
Regulatory Affairs, Quality and Clinical Research	15	15	7	9	28
Project Management	16	14	8	6	5
Biometrics and IT	19	22	8	7	7
Business Development	5	5	3	3	2
Corporate Services	27	38	15	15	27
Facilities Engineering	11	11	4	3	4
Directorate	10	9	4	4	4
Sales Operations	—	—	—	—	26

Total	229	262	151	124	192

In the fiscal reporting year employees worked at the group’s headquarters in Winnersh, Berkshire, UK, in the research laboratories at Cambridge, UK and at its new Morristown, New Jersey, US and Toronto, Ontario, Canada sites.
Page: 69

Vernalis Plc
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
E            Share Ownership
Share Options
The Company currently operates two share option schemes under which grants of options can be made. These are the Share Option Plan (which comprises an Inland Revenue approved section and an unapproved section) and the SAYE Plan. In addition, an Option Deed has been granted in favour of the Chairman, Dr P J Fellner.
(a) Share Option Plan
(i)	Eligibility Employees and executive directors of the Company, other than those within two years of their normal retirement date, are eligible to participate in the Share Option Plan at the discretion of the Remuneration Committee.

(ii)	Exercise of options Options will normally be exercisable between three and ten years following grant provided that any performance target set by the Remuneration Committee has been satisfied. The current performance condition for options granted under the Share Option Plan is share price growth against the FTSE Small Cap Index. No options will vest if performance is below median; 50 per cent of the shares under option will vest at median and there will only be full vesting if the Company’s share price performance is in the upper quartile (with options vesting pro rata between median and upper quartile).

(iii)	Award limits The Remuneration Committee has currently limited the number of options granted to a maximum of twice basic salary for executive directors on appointment or one and a half times basic salary in any subsequent year. Actual figures can be found in the table below.
At December 31, 2005, options over a total of 10,309,355 Ordinary Shares were outstanding. Such options have exercise prices ranging from £0.585 to £0.88 and exercise periods expiring between April 2013 and December 2015. On May 11, 2006, options were granted over a further 890,000 Ordinary Shares at £0.785.
(b) SAYE Plan
The SAYE Plan is a save-as-you-earn share option scheme approved by the Inland Revenue. The last offer under the SAYE Plan was made to all employees and executive directors on October 29, 2004.
At December 31, 2005, options over a total of 473,469 Ordinary Shares were outstanding. Such options have an exercise price of £0.71 and an exercise period expiring in June 2008.
Page: 70

Vernalis Plc
(c) Chairman’s Option Deed
A share option over 2,670,071 Ordinary Shares was granted to the Chairman in April 2003. The grant was made under an option deed made by the Company with the Chairman. The exercise price is 100 pence per share. The option will vest and become exercisable as follows:

Shares subject to the option vesting %	Vernalis share price equal to or greater than
50	100p
25	200p
25	300p
For the option to vest in respect of any of the percentages of shares, the Vernalis target share price must be met (using the closing price) over 30 consecutive trading days. The option will vest on a change of control of Vernalis to the extent that the Vernalis share price has reached the target set out above.
Under the terms of his contract, the Chairman is entitled to receive certain fixed bonus payments once the Company’s share price has reached pre-determined levels, payment being conditional on exercise of a corresponding part of the options granted to him on April 25, 2003 and such payment being equal to approximately half of the option price payable in respect of such options. Accordingly, the Chairman is entitled to receive, in each case after the deduction of income tax and employees’ National Insurance contributions (for which reason the figures given are approximate), £350,000 once the Vernalis share price has reached £1.00, £100,000 when the Vernalis share price has reached each of £1.20, £1.40 and £1.60, £350,000 when the Vernalis share price has reached £2.00 and a final £350,000 when the Vernalis share price has reached £3.00. In each case, the share price will only have reached the requisite value if the market value of an ordinary share has been at or above the required value over 30 consecutive dealing days.
Other Option Plans
Option incentive arrangements under the Executive Share Option Scheme and the Bonus Scheme remain in place but no new incentives will be granted under these plans. The performance criteria for the Executive Share Option Scheme relate directly to share price performance using the following comparators: Median FTSE 100 and Upper-quartile FTSE 100. These criteria were chosen as being in the best interests of Shareholders after consideration of the particular circumstances of the Company.
The total number of unissued Ordinary Shares in the capital of the Company which may be placed under option on any day under the Share Option Plans and the SAYE Plan may not exceed, when added to the aggregate number of shares that have been or may be issued pursuant to rights granted after September 18, 1996 under the Share Option Plans, the SAYE Plan, the Executive Share Option Scheme and the Bonus Scheme, 10 per cent of the issued ordinary share capital of the Company immediately prior to that day.
Page: 71

Vernalis Plc
Ownership by directors
Directors’ options

	At			At
	January 1	Granted	Lapsed	December 31	Exercise	Date from
	2005	in the year	in the year	2005	Price	which		Performance
	Number	Number	Number	Number	£	exercisable	Expiry date	conditions
Dr P J Fellner	2,670,071	—	—	2,670,071	1.00	Apr 2003	Apr 2013	(v )
Option Deed

	2,670,071	—	—	2,670,071

Dr J B Hutchison	431,138	—	—	431,138	0.835	Oct 2006	Oct 2013	(iv)
Share Option Plan
	—	400,809	—	400,809	0.6925	Apr 2008	Apr 2015	(iv)
SAYE Plan	13,345	—	—	13,345	0.71	Dec 2007	June 2008

	444,483	400,809	—	845,292

J A D Slater	538,922	—	—	538,922	0.835	Oct 2007	Oct 2014	(iv)
Share Option Plan
	—	162,455	—	162,455	0.6925	Apr 2008	Apr 2015	(iv)

	538,922	162,455	—	701,377

S J Sturge	1,367,520	—	—	1,367,520	0.585	Apr 2006	Apr 2013	(iv)
Share Option Plan
	—	668,014	—	668,014	0.6925	Apr 2008	Apr 2015	(iv)

	1,367,520	668,014	—	2,035,534

A J Weir	1,202	—	—	1,202	42.00	Dec 2000	Dec 2006	(i )
Executive Scheme
	1,202	—	—	1,202	42.00	Dec 2001	Dec 2006	(ii)
	3,078	—	—	3,078	20.30	Dec 2000	Dec 2007	(i )
	3,078	—	—	3,078	20.30	Dec 2002	Dec 2007	(ii)
	6,250	—	—	6,250	8.00	Sep 2001	Sep 2008	(i )
	6,250	—	—	6,250	8.00	Sep 2003	Sep 2008	(ii)
	12,500	—	—	12,500	4.40	Jul 2002	Jul 2009	(i )
	12,500	—	—	12,500	4.40	Jul 2004	Jul 2009	(ii)
Share Option Plan	615,380	—	—	615,380	0.585	Apr 2006	Apr 2013	(iv)
	—	400,809	—	400,809	0.6925	Apr 2008	Apr 2015	(iv)
Bonus Scheme	1,608	—	(1,608)	—	1.00	Jul 1998	Jul 2005	(iii)
	3,217	—	(3,217)	—	1.00	Jul 2000	Jul 2005	(iii)

	666,265	400,809	(4,825)	1,062,249

Total	5,687,261	1,632,087	(4,825)	7,314,523

None of the non–executive directors who served during the financial period (Ms Ferguson, Mr Kennedy, Mr Merrifield, Dr Read or Dr Baxter) held share options at any time during the period.
Performance conditions
Option awards are subject to share price growth performance as compared with the following various comparators:

(i) Median FTSE 100.
(ii) Upper quartile FTSE 100.
(iii) No performance conditions.
(iv) See Share Option Plan description in Item 6.E.(a) “Directors, Senior Management and Employees - Share Ownership – Share Options”
(v) See Option Deed in respect of the Chairman in Item 6.E.(c) “Directors, Senior Management and Employees — Share Ownership – Share Options”
No price was paid upon the grant of options, nor were any options exercised by directors during the year.
The market price of the Company’s shares at December 31, 2005, the last working day of the financial year, was 61 pence. During the year, the market price of the Company’s shares ranged from 57.04 pence to 87.13 pence (12 months to 31 December 2004: 47.5 pence to 97 pence).
Page: 72

Vernalis Plc
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
Directors’ interests in shares
At June 16, 2006, the directors of the Company owned 415,023 Ordinary Shares representing approximately 0.133 percent of the Company’s outstanding share capital, as set out in the table below:
The table below sets out the interests of the directors in the Company’s shares. There have been no changes in directors’ interests in shares since December 31, 2005.

	Ordinary Shares held	Ordinary Shares held
	at December 31, 2004	at December 31, 2005
	Number	Number
Dr A Baxter	—	2,899
Dr P J Fellner (i)	50,000	80,888
Ms C C Ferguson	27,810	46,639
Dr J B Hutchison (ii)	35,811	45,757
Mr G M Kennedy	29,274	49,094
Mr K J Merrifield	1,500	1,500
Dr P R Read	2,583	4,331
Mr J A D Slater (iii)	17,191	28,828
Mr S J Sturge (iv)	56,435	68,340
Mr A J Weir (v)	51,728	86,747

(i)	Dr P J Fellner holds share options over 2,670,071 shares, which together with his holding of 80,888 shares, represents 0.883 per cent of the issued share capital.

(ii)	Dr J B Hutchison holds share options over 845,292 shares, which together with his holding of 45,757 shares, represents 0.286 per cent of the issued share capital.

(iii)	J A D Slater holds share options over 701,377 shares, which together with his holding of 28,828 shares, represents 0.234 per cent of the issued share capital.

(iv)	S J Sturge holds share options over 2,025,534 shares, which together with his holding of 68,340 shares, represents 0.672 per cent of the issued share capital.

(v)	A J Weir holds share options over 1,062,249 shares, which together with his holding of 86,747 shares, represents 0.369 per cent of the issued share capital. In addition, Mr Weir is the holder of 33,375,891 deferred shares of 95 pence each that result from the capital reorganization in April 2003. The deferred shares are only of negligible monetary value.
Page: 73

Vernalis Plc
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A            Major Shareholders
At June 16, 2006 the Company was aware of the following substantial interests in its Ordinary Shares, held directly:

	As at June 16, 2006		As at April 6, 2005		As at April 30, 2004		As at October 15, 2003
	%		%		%		%
	issued	Number of	issued	Number of	issued	Number of	issued	Number of
	shares	shares held	shares	shares held	shares	shares held	shares	shares held
Invesco Perpetual (Amvescap)	27.69	86,250,380	27.98	55,663,903	29.49	41,909,773	28.06	38,097,713
Apax Partners & Co Ltd	8.79	27,389,243	6.10	12,143,679	8.54	12,143,679	8.54	12,143,679
Jupiter Asset Management Ltd	5.55	17,278,411	5.79	11,523,912	6.00	8,529,960	6.28	8,531,682
Hunter Hall Investment Management	4.49	13,972,079
AXA Financial SA	3.86	12,019,103
Legal & General Investment Management Limited	3.66	11,388,638	3.68	7,313,720	3.05	4,335,781
Aberforth Partners	3.44	10,709,902
Morley Fund Management Limited	3.02	9,392,580	3.25	6,470,854
Biogen Idec Inc			3.81	7,581,673
Fidelity Investment Services Ltd			3.65	7,257,496	3.70	5,257,295	5.42	7,365,230
Novartis Pharma AG			3.57	7,106,344
HBOS plc and subsidiary companies					4.97	7,060,123	5.01	6,800,274
JP Morgan Partners (BHCA) Limited					3.73	5,294,086	3.62	4,919,674
Advent					3.43	4,873,605	3.59	4,873,605
Gartmore							3.87	5,256,442
At such date of calculation of major shareholders, the issued share capital of the Company was 311,463,549 Ordinary Shares. The major shareholders do not have different voting rights.
At June 16, 2006, there were a total of 19,506 record holders of the Company’s Ordinary Shares, including those represented by ADRs, of which 67 had registered addresses in the US and held a total of 7,858,377 Ordinary Shares (2.52 per cent of the total outstanding shares of the Company). At June 16, 2006 there were 792,332 ADRs equivalent to 1,584,664 Ordinary Shares held of record by 19 ADR holders. Since certain of the Company’s Ordinary Shares and ADRs are held by nominees, the number of holders of record may not be representative of the number of beneficial owners.
As far as is known to the Company, it is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change of its control.
B            Related Party Transactions
There have been no material transactions during the last three years to which any Director or officer, any relative or spouse thereof or any five per cent shareholder, was a party, or had a direct or indirect interest, and no such transactions are presently proposed. No Director or officer of the Company, or any associate thereof, was indebted to the Company or any of its subsidiaries at any time during the last three years. Each of Dr P J Fellner, Mr S J Sturge, Mr A J Weir, Mr J A D Slater and Dr J B Hutchison has a service agreement with Vernalis plc. See also Item 6.E “Directors, Senior Management and Employees — Share Ownership — Share Options —Chairman’s”.
Dr P J Fellner is a director of Evotec AG, a Frova® related supplier from which the Group purchased £17,000 of services in the year ended December 31, 2005.
On July 26, 2005, the Company acquired Ionix Pharmaceuticals Limited. Dr Fellner was the Chairman of Ionix prior to acquisition. He had no equity interest in the transaction. See Note 27 to the Notes to the Consolidated Financial Statements for details of the acquisition.
C            Interests of Experts and Counsel
Not applicable.
Page: 74

Vernalis Plc
ITEM 8. FINANCIAL INFORMATION
The information provided under Item 8.A relates to Vernalis plc and its subsidiaries for the two fiscal years December 31, 2004 and December 31, 2005
A. Consolidated Statements and Other Financial Information
Reference is made to Item 17 “Financial Statements” for a list of all financial statements, including the notes thereto, and exhibits.
Dividends
The Company does not currently pay dividends. At present, it is intended that no dividends will be paid by the Company. Even if future operations lead to significant levels of distributable profits, of which there can be no assurance, any earnings will be reinvested in the Group’s business and no dividends are expected to be paid in the foreseeable future.
Legal matters
There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Vernalis is aware) which may have or have had during the 12 months preceding the date of filing, a significant effect on the financial position of the Company or the Group as a whole.
B            Significant Changes
See Item 4.A “Information on the Company — History and Development of the Company – Important Events Since April 30, 2005”.
ITEM 9. THE OFFER AND LISTING
The market data presented under this Item relate in part to the Company prior to the acquisition of Vernalis Group. Certain data is provided as of the date of the filing to reflect recent market data and ordinary share and ADR record ownership after the merger with Vernalis Group (under UK merger accounting) and change of name to Vernalis plc.
A. Offer and Listing Details
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
Page: 75

Vernalis Plc
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
On June 16, 2006, the last sales price on the London Stock Exchange was 67p per Ordinary Share and $2.43 per ADR on NASDAQ.

	Pence per Ordinary Share		US$ per ADS
	High	Low	High	Low
Financial year end
April 30, 2001	605	365	4.31	2.50
April 30, 2002	605	210	4.31	1.48
April 30, 2003	250	44	7.16	1.50
Eight months ended December 31, 2003	84	57	3.00	1.86
December 31, 2004	97	47.5	4.14	1.64
December 31, 2005	88.5	57.25	4.14	1.94
Financial year ended April 30, 2003
First quarter	250	210	7.16	3.00
Second quarter	138	44	4.15	1.60
Third quarter	105	50	3.32	1.50
Fourth quarter	87.5	59	2.79	1.67
Eight months ended December 31, 2003
First half (to August 31, 2003)	80.5	57	2.58	1.86
Second half (to December 31, 2003)	84	70	3.00	2.05
Financial year ending December 31, 2004
First quarter	70.5	55.5	2.90	2.10
Second quarter	76.5	48.5	3.049	1.78
Third quarter	97	47.5	4.14	1.64
Fourth quarter	89	81.5	3.629	2.80
Financial year ending December 31, 2005
First quarter	88.5	69.5	4.14	1.64
Second quarter	71.5	62.5	2.60	2.11
Third quarter	73.25	57.25	2.50	1.94
Fourth quarter	73.75	59	2.49	1.99
Financial year ending December 31, 2006
First quarter	84	62.25	3.14	2.10
Last six months
November 2005	64.75	59	2.48	2.02
December 2005	63.75	61	2.41	1.99
January 2006	80	62.25	2.82	2.10
February 2006	84	75	2.85	2.70
March 2006	83.25	78.75	3.14	2.68
April 2006	85.25	76	2.85	2.76
May 2006	81	73.25	3.10	2.56
ITEM 10. ADDITIONAL INFORMATION
Information provided under this Item reflects the Group as of the date of the filing, other than information under Item 10.B “– Memorandum and Articles of Association” describing the development of share capital of British Biotech plc prior to the merger with Vernalis Group (under UK merger accounting) and certain historical tax analysis also relating to British Biotech plc.
Page: 76

Vernalis Plc
A. Share Capital
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
On April 23, 2003 the Company issued 33,375,889 ‘New’ Ordinary shares of 5p each in respect of the acquisition of RiboTargets. Between September 1 and November 4, 2003 the Company issued 75,375,103 new Ordinary 5p shares with a nominal value of £3,768,755 to Vernalis Group plc shareholders in consideration for their shares in Vernalis Group plc under the terms of the merger, which was approved by shareholders on September 1, 2003. On March 22, 2005, the Company raised funds through a Placing and Open Offer by the issue of 43,250,107 Ordinary shares of 5p each, as approved by shareholders. On July 26, 2005, the Company issued 17,847,769 Ordinary shares of 5p each in respect of the acquisition of Ionix Pharmaceuticals Limited. On December 14, 2005, the Company issued 94,665,288 Ordinary shares of 5p each to facilitate raising funds through a Placing and Open Offer and the acquisition of Cita NeuroPharmaceuticals Inc, as approved by shareholders.
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
Page: 77

Vernalis Plc
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

(c)	For certificated and uncertificated shares, if to joint transferees, in favour of more than four such transferees; and

(d)	For certificated shares, not delivered to the office, or any other place decided on by the directors and accompanied by the relevant share certificate and such other evidence as to the transferors’ right to transfer as the directors may reasonably require
The board may also refuse to register a transfer of uncertificated shares in accordance with the CREST Regulations.
If the directors decide not to register a share transfer, they must no later than two months after the transfer or the relevant operator-instruction was received, in each case by Vernalis, send notice of the refusal to the transferee.
(b)	Voting rights

Subject to any special rights or restrictions as to voting which are given to any shares (as to which there are none at present), on a show of hands every shareholder who is present in person has one vote, and on a poll every shareholder present in person or by proxy has one vote for every five pence in nominal value of the shares he holds. In the case of joint holders, the vote of the person whose name stands first in the register of members is accepted to the exclusion of any vote tendered by any other joint holder. Unless the directors decide otherwise, a shareholder may not vote at any general or class meeting or exercise any other right in relation to meetings while any amount of money relating to his shares remains outstanding. Shareholders who are CREST members have the option of submitting their proxy appointment and instructions electronically through the CREST system.

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
Page: 78

Vernalis Plc
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
Page: 79

Vernalis Plc
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
Page: 80

Vernalis Plc
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
Eligibility
Only the following may be elected as directors at a general meeting:
(i)	directors retiring at that meeting;

(ii)	anyone recommended by the directors; and

(iii)	anyone nominated by a shareholder (not being the person nominated) entitled to vote at the meeting who has delivered to the office of the Company between seven and 42 days before the meeting a letter stating that he intends to nominate another person for election as director and written confirmation from the nominee that he is willing to be elected.
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
Page: 81

Vernalis Plc
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
Page: 82

Vernalis Plc
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
Page: 83

Vernalis Plc
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
Page: 84

Vernalis Plc
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

Vernalis have signed a license agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement Vernalis will supply Menarini with the finished packed product ready for sale. Vernalis receives revenue on supply of product and also from royalties. For additional information, see above Item 4.B “Information on the Company – Business Overview – Commercial Collaborations” under “Menarini (frovatriptan)”.
Page: 85

Vernalis Plc
(c)	Agreement for the Sale and Purchase of Elan’s rights to Frova® in North America by Vernalis, dated March 30, 2004

Under the Agreement, Vernalis Development Limited agreed to buy from the Elan group companies (“Sellers”) all of the Sellers’ rights and assets relating to Frova® in North America. Also, under the terms of the Agreement, the License Agreement and Development Agreement between the parties was terminated.

Consideration

The aggregate consideration payable by Vernalis Development Limited in respect of the acquisition of rights and assets was $50 million in cash (of which $5 million was paid on completion of the agreement) subsequently renegotiated to $44 million, plus a further amount for the Frova® inventory held by Elan on May 18, 2004. Such inventory was audited and valued by Vernalis’ Accountants at $4.5 million.

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
Warranties and indemnities
The Sellers made certain warranties about the assets and contracts acquired by Vernalis Development Limited as part of the transaction. The Sellers’ liability under the warranties is limited to $25 million and no liability arises until total claims exceed $500,000. The Sellers’ liability under the warranties expired on December 31, 2005.
Vernalis Development Limited has the benefit of an indemnity from the Sellers for certain legal costs of Vernalis arising from a claim arising from termination of the agreement between UCB (Elan’s co-promotion partner for Frova® in the US) and Elan.
Vernalis Development Limited also has the benefit of an indemnity from the Sellers for any claim arising in connection with the Sellers’ development, testing, manufacture, use or sale of Frova®. In return Vernalis Development Limited, which is responsible for all liabilities incurred in connection with the sale, marketing, distribution or supply of Frova® after May 18, 2004, has given an indemnity to the Sellers in relation to claims arising in relation to Frova® other than arising from the Sellers’ development, testing, manufacture, use or sale of Frova®.
Guarantee and security
Vernalis guaranteed Vernalis Development Limited’s obligations to the Sellers under the Agreement (the principal of which was the obligation to pay the consideration) and guarantees Vernalis Development Limited’s obligations under the Transitional Services Agreement (described below).
Transfer of Product Registrations
The current FDA approval for Frova® was transferred to Vernalis Development Limited by the Sellers. The Sellers also transferred the IND Application encompassing, amongst other things, the identification of the intention to study the use of Frova® for the proposed MM indication, and the application for approval of Frova® in Canada.
Page: 86

Vernalis Plc
(d)	Licence Agreement between Vernalis Development Limited and Endo Pharmaceuticals Inc. dated July 14, 2004, as amended

On July 14, 2004, Vernalis Development Limited entered into an agreement granting an exclusive licence of its rights and assets relating to Frova® in North America (re-acquired from Elan) to Endo. The conditions precedent to the Licence Agreement were fulfilled and closing achieved on August 17, 2004.

In consideration of the licence, Endo paid an upfront licence fee of $30 million and a further amount of $3 million for Frova® inventory acquired by Vernalis Development Limited from Elan. Endo will also make to Vernalis Development Limited two unconditional payments of $15 million on the first and second anniversary of closing of the Licence Agreement, the first of which was received in August 2005, and will also make a payment of $40 million on FDA approval of the use of Frova® as a short-term preventative treatment for MM and various milestone payments upon the achievement of certain sales thresholds starting with a milestone of $10 million upon reaching $200 million net annual sales. Starting on January 1, 2007, Endo will also pay tiered royalties on net sales of Frova® from 20% if FDA approval of the MM indication is obtained.

Under the terms of the Licence Agreement: -
•	Product registrations for Frova® and the IND Application in respect of the MM study are transferred to Endo.

•	Endo is committed to specified minimum levels of commitment in respect of marketing Frova®, both during the initial years of the agreement and following MM approval.

•	Vernalis Development Limited will continue to conduct and control the MM clinical development program as sponsor.

•	Vernalis Development Limited has secured the option to co-promote Frova® in the United States with effect from January 1, 2006. Endo are now paying a portion of the cost of a specified number of details over a five-year period. Endo shall also support the Vernalis salesforce by the provision of marketing materials and training for the period. The co-promotion option gives Vernalis the opportunity to detail other prospective CNS products alongside Frova® and this sales force is also now promoting Vernalis’ other marketed product, Apokyn®.
The obligations of Vernalis under the Licence Agreement are guaranteed by Vernalis plc.

First Amendment to the Licence Agreement dated January 31, 2005, further details responsibilities allocated to the parties relating to commercial payments, Government rebates and product returns.

Second Amendment to the Licence Agreement dated December 12, 2005, modified the terms applicable to Endo’s licence for Canada, and, particularly, the royalty rates applicable on net sales of Frova®; and increased the percentage of cost per detail where Vernalis’ speciality sales personnel detail one or more products other than Frova® to 100% to 2008.
(e)	Loan Agreement between Vernalis plc, Vernalis Development Limited and Endo Pharmaceuticals Inc., dated July 14, 2004

On July 14, 2004, Vernalis Development Limited, as Borrower, and Vernalis plc, as Parent, entered into a Loan Agreement with Endo, pursuant to which Endo provided the Borrower with a loan of $50 million (the “Loan”), drawn down by the Borrower on closing of the Licence Agreement (described above).

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
Page: 87

Vernalis Plc
The Loan is secured against revenues receivable by the Borrower under the Licence Agreement. At Endo’s election, Endo are able to offset $20 million of the MM milestone and 50% of royalties to be paid to the Borrower under the Licence Agreement, in repayment of the Loan. To the extent not previously repaid, the Loan is due to be repaid in full after 5 years.

(f)	Co-Promotion Agreement dated July 1, 2005 between Vernalis Development Limited and Endo Pharmaceuticals Inc., as amended

This agreement was entered into pursuant to the Licence Agreement of July 14, 2004 between the parties and following Vernalis’ exercise of its option to co-promote Frova® in the United States. The agreement sets out the parties respective responsibilities for the promotion of Frova®.

This agreement was dated on December 12, 2005 to
•	provide a process for determining products falling under the non-compete provisions of the agreement;

•	further details the Frova® detailing arrangements to be undertaken by Vernalis; and

•	revises the cost per detail payable to Vernalis in line with the second amendment to the Licence Agreement.
(h)	Share Sale and Purchase Agreement dated July 5, 2005, in relation to the acquisition of Ionix Pharmaceuticals Limited

In consideration for Vernalis acquiring the entire issued share capital of Ionix, Vernalis issued to Ionix’s shareholders 19,685,040 Ordinary Shares, representing approximately 9% of the enlarged issued share capital of Vernalis and valuing Ionix at £12.5 million. Of the 19,685,040 million Ordinary Shares, 17,847,769 million (90%) were issued on completion of the transaction with the remaining shares to be issued in July 2006, subject to reduction for any warranty or indemnity claims. A cash payment of £5 million will be paid to existing Ionix shareholders on receipt of the first marketing authorisation for V-1003, subject to reduction for any warranty or indemnity claims.

(i)	Asset Purchase and Assignment Agreement between Mylan Pharmaceuticals Inc / Mylan Berteck Pharmaceuticals Inc and Vernalis (R&D) Ltd dated November 3, 2005, in relation to the acquisition of Apokyn®

On November 3, 2005, Vernalis acquired from Mylan the exclusive rights to market and sell Apokyn®, an on-market drug indicated for the acute, intermittent treatment of immobilising OFF episodes associated with advanced Parkinson’s disease, in North America for a one-off cash payment of US$23 million. Vernalis has acquired the US NDA, including Orphan Drug Designation, and IND Application and exclusive rights to market Apokyn® in North America, as well as certain know-how, marketing materials and rights to the trademark relating to Apokyn®. Third party licenses (including Mylan’s licence agreement with Britannia under which Vernalis is licensed to use in North America certain know-how belonging to Britannia) as well as supply, distribution and services agreements in connection with the manufacture, supply and distribution of Apokyn® in the US have been assigned to Vernalis. In addition, Mylan agreed to provide certain transitional services to Vernalis for a period of up to 12 months following the acquisition. This includes customer service assistance and supply chain management, including management of contracts and purchases order arrangements with suppliers of the different elements that make up the product.

(j)	Cita Acquisition Agreements

The Cita acquisition agreements comprise:
(i)	Principal Share Purchase Agreement dated November 18, 2005|, between the Vendors, Cita NeuroPharmaceuticals Inc, Vernalis plc and Vernalis (Canada) Inc

(ii)	Common Share Purchase Agreement dated November 18, 2005, between the Vendors, Vernalis plc and Vernalis (Canada) Inc

(iii)	Share Purchase Agreement dated November 18, 2005, between MMV Financial Inc, Vernalis plc and Vernalis (Canada) Inc

(iv)	Share Purchase Agreement dated November 18, 2005, between ALX Limited Partnership, Vernalis plc and Vernalis (Canada) Inc

(v)	Right Purchase Agreement dated November 18, 2005, between Chiesi Farmaceutici SpA, Vernalis plc and Vernalis (Canada) Inc
Pursuant to the Cita Acquisition Agreements, Vernalis acquired the entire issued, and to be issued share capital of Cita. The initial consideration, which was paid by Vernalis on completion, was US$29.5 million and was satisfied by the issue of new Ordinary shares. Vernalis assumed certain of Cita’s liabilities on completion. Further deferred consideration of up to US$35 million is payable in instalments by Vernalis dependent upon achieving certain milestones in respect of the development of Cita’s clinical drug candidates V1512 and V3381.

The US$29.5 million (£17.2 million) initial consideration was satisfied by the issue at completion of 26,915,831 Ordinary Shares (representing approximately 12.4 percent of Vernalis’ existing issued ordinary share capital) calculated at an issue price of 63.91 pence per new Ordinary Share (being Vernalis’ average closing price on the thirty dealing days prior to November 18, 2005).

Of the shares issued as initial consideration, 2,630,847 Ordinary Shares were issued to certain Vendors and the remaining 24,284,984 Ordinary Shares were conditionally placed by Piper Jaffray at the offer price pursuant to the Vendor placing to realise cash proceeds payable to certain Vendors of approximately £15.3 million (US$26.2 million) (before expenses).

Deferred consideration of up to US$35 million is payable by Vernalis in six equal instalments payable upon the achievement of the following milestones.
•	enrolment of the first patient into a Phase III study for V1512;

•	the Company reporting that it has sufficient data to support a submission to the FDA for regulatory approval to market and sell in the US a product comprising V1512 for the treatment of Parkinson’s disease;
Page: 88

Vernalis Plc
•	approval by the FDA of V1512 for the treatment of Parkinson’s disease;

•	the Company reporting that it has sufficient data to justify progressing with a Phase II or a Phase III study for V3381;

•	the Company reporting that it has sufficient data to support a submission to the FDA for regulatory approval to market and sell in the US a product comprising V3381 for the treatment of diabetic neuropathic pain; and

•	approval by the FDA of V3381 for the treatment of diabetic neuropathic pain, Alzheimer’s disease, post operative pain or mixed pain related to palliative care.
Vernalis has the option to elect to satisfy each payment of deferred consideration in Ordinary Shares (such number of Ordinary Shares to be calculated using the average closing price on the thirty dealing days prior to the relative milestone event occurring), in cash or by a combination of cash and Ordinary Shares.

The other principal terms of the Cita acquisition are as follows:
•	Vernalis assumed certain of Cita’s liabilities on completion, including an outstanding US$500,000 withholding tax liability and the early repayment of the outstanding balance under a loan to MMV, as described below. Vernalis provided up to US$250,000 per week to Cita up to completion to fund certain costs associated with V1512 and V3381, including Cita’s salaries and overheads during that period (subject to prior approval by Vernalis).
•	Cita’s expenditure on such items during the period from signing until completion will be deducted in equal amounts from the first two milestone payments paid under the Cita Acquisition Agreements;

•	the consideration paid to certain Vendors was subject to a net cash adjustment following completion to the extent that Cita’s net cash (less any liabilities or funding for which Vernalis agreed to be responsible) was more or less than zero (as relevant);

•	the deferred consideration payments were subject to deduction for warranty and indemnity claims against certain Vendors;

•	Vernalis gave certain commitments in respect of its future development of V1512 and V3381;

•	Vernalis, on completion, procured the early repayment of the outstanding balance of US$2 million (plus interest and costs) of an existing loan from MMV to Cita;

•	subject to certain limited exceptions, each Vendor allotted in excess of 500,000 consideration shares at completion covenanted not to dispose of those shares before the earlier of: (i) June 30, 2006; and (ii) the announcement by Vernalis of the results of pivotal efficacy studies for Vernalis’ frovatriptan MRM prophylaxis development programme other than with Vernalis’ prior approval and through Vernalis’ brokers, provided that Vernalis’ brokers are able to dispose of such shares on commercially reasonable terms;

•	in the event that the Cita Acquisition did not complete and the Cita Acquisition Agreements terminated in accordance with their terms, Vernalis would be entitled, on payment of a license fee of US$3 million, to the first right of offer to license from Cita the right to sell and market in the US any products arising from V1512. The weekly amounts funded by Vernalis to Cita, referred to above, from signing until termination of the Cita Acquisition Agreements would be treated as prepayments of the US$3 million license fee, if that fee became payable; and

•	the Cita Acquisition Agreements were conditional, inter alia, on the passing of the resolutions, the placing and open offer agreement (and, accordingly, the Vendor placing and the placing and open offer) having become unconditional (save for any conditions relating to completion of the Cita Acquisition Agreements or admission) and not having been terminated in accordance with its terms and admission becoming effective.
D            Exchange Controls and other Limitations Affecting Security Holders
There are currently no UK foreign exchange control restrictions.
There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote on the Company’s Ordinary Shares.
E            Taxation
This section discusses certain material US Federal income tax and UK tax consequences generally applicable to ownership of ADSs or Ordinary Shares not in ADS form by a US holder (as defined below) that is not resident in the UK for purposes of the Treaty (as defined below). It applies only to US holders that hold the ADSs or Ordinary Shares as capital assets for US tax purposes. This section does not apply to a US holder that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for his securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10 per cent or more of the stock of the Company, a person that holds ADSs or Ordinary Shares as part of a straddle or a hedging or conversion transaction, a person whose functional currency is not the US dollar and holders who acquired the Ordinary Shares or ADSs as compensation.
Page: 89

Vernalis Plc
This summary is based on the US Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and on the UK tax law and UK Inland Revenue practice, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the “Treaty”), and the Estate and Gift Tax Treaty Between the United Kingdom and the United States (the “Estate and Gift Tax Treaty”), all as currently in effect as of the date of this document. These laws are subject to change, possibly on a retroactive basis.
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
US holders should consult their own tax advisers regarding the US Federal, state and local and the UK and other tax consequences of owning and disposing of the ADSs or Ordinary Shares in their particular circumstances and in particular whether they are eligible for the benefits of the Treaty.
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
United Kingdom Taxation
Taxation of Dividends
Under UK domestic tax law, dividend payments made by UK resident companies are not subject to withholding tax. For UK tax purposes, non-UK resident individuals generally are automatically treated as having paid UK income tax, at the dividend ordinary rate, on dividends paid by a UK resident company. A US resident individual could be liable to higher rate UK income tax on UK-source income in excess of a certain amount, currently £33,300 per annum. The Treaty limits such UK income tax payable on dividends to an effective rate of 16.67%.
Taxation of Capital Gains
A US holder who is not resident or ordinarily resident in the UK for UK tax purposes will not normally be liable for UK tax on capital gains realised or accrued on the sale or other disposal of Ordinary Shares or ADSs unless such Ordinary Shares or ADSs are held in connection with a trade, profession or vocation carried on by such US holder in the UK through a branch or agency and the Ordinary Shares or the ADSs are, or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency. However, specific advice should be sought in respect of earlier periods of UK residence which may cause a change to capital gains tax to arise for a US holder.
Inheritance Tax
An ADS or Ordinary Share owned by an individual US holder who, for the purposes of the convention relating to estate and gift taxes between the US and the UK (the Estate and Gift Tax Convention), is domiciled in the US and is not a national of the UK or deemed domicile in the UK is not generally subject to UK inheritance tax in respect of the ADSs or Ordinary Shares on the individual’s death or on a gift made by the individual during his lifetime except where the ADS or Ordinary Share is part of the business property of a UK “permanent establishment” or pertains to a UK “fixed base” used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for inheritance tax paid in the UK to be credited against US Federal gift or estate tax payable in the US and for US Federal gift or estate tax paid in the US to be credited against any inheritance tax payable in the UK, based on priority rules set forth in that Convention, in a case where an ADS or Ordinary Share is subject both to UK inheritance tax and to US Federal gift or estate tax. There are special rules applying to ADSs or Ordinary Shares held in or transferred to or from trusts.
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

Page: 90

Vernalis Plc
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
Dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15 per cent if certain holding period requirements are met. Dividends paid by the Company would be qualified dividend income only with respect to a US holder for whom the Company is not a PFIC. See the discussion below under “Passive Foreign Investment Company Considerations.” Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.
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
Special rules described below apply with respect to dividends distributed to a US holder during periods in which Ordinary Shares or ADSs are treated as stock of a PFIC with respect to the US holder.

Page: 91

Vernalis Plc
Taxation of Capital Gains
Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of his Ordinary Shares or ADSs will recognise capital gain or loss for US Federal income tax purposes equal to the difference between the US dollar value of the amount that the US holder realises and his tax basis, determined in US dollars, in his Ordinary Shares or ADSs (although, if the PFIC rules apply, they materially alter this treatment). Capital gain of a non-corporate US holder that is recognised before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
Passive Foreign Investment Company Considerations
The Company believes that, for the taxable year ending December 31, 2005, Ordinary Shares and ADSs should not be treated as stock of a PFIC for US Federal income tax purposes; however, the Company believes that Ordinary Shares and ADSs will be treated as stock of a PFIC for taxable periods up to the taxable period ending December 31, 2003, and the Company believes that Ordinary Shares and ADSs may be treated as stock of a PFIC for the current or future taxable years. The conclusion that the Company is properly classified as a PFIC is a factual determination made annually and thus is subject to change. The Company will monitor its status and will, promptly following the end of each taxable year, notify shareholders if it believes that it is properly classified as a PFIC for that taxable year. A US holder’s Ordinary Shares or ADSs will be treated as stock in a PFIC if the Company was a PFIC which was not a qualified electing fund with respect to the US holder at any time during the US holder’s holding period in his Ordinary Shares or ADSs, even if the Company is not currently a PFIC, unless the US holder makes a deemed sale election, as described below. For purposes of this rule, if a US holder makes a mark-to-market election, as described below, with respect to his Ordinary Shares or ADSs, the US holder will be treated as having a new holding period in his Ordinary Shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applied.
The following is a general discussion of the PFIC rules applicable to a US holder who holds Ordinary Shares or ADSs during any taxable year of the Company in which the Company is treated as a PFIC with respect to the US holder.
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

Page: 92

Vernalis Plc
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

Page: 93

Vernalis Plc
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
H Documents on Display
This Form 20-F and any related documents may be inspected by investors at the Company’s registered office at Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA or at the public reference room of the SEC located at 100 F Street, N.E., Washington DC 20549, at prescribed rates. More information concerning the public reference room of the SEC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC filings of the Company are also available to the public from commercial document retrieval services and, for filings made on or after November 4, 2002, at the website maintained by the SEC at www.sec.gov.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Information presented under this Item relates to Vernalis plc and its consolidated subsidiaries for the fiscal period reported.
Details of Vernalis’ exposure to market risk and its management of risk are provided in Item 3.D “Key Information – Risk Factors” and Note 26 of the Consolidated Financial Statements which are incorporated herein by reference.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

Page: 94

Vernalis Plc
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
The management of Vernalis, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined under Securities and Exchange Commission rules) as at December 31, 2005. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005. During the period covered by this Annual Report there were no changes in connection with the Company’s internal controls over financial reporting, nor were any changes identified that had, or may reasonably have been expected to have, a material effect on internal controls over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that Ms C C Ferguson, who the Board considers to be independent, qualifies as an audit committee financial expert, as such term is defined for purposes of this Item 16.A. In order to further supplement her skills specific advisers and experts will continue to be engaged to provide independent advice to her as well as to the management and other members of the committee.
ITEM 16B. CODE OF ETHICS
The Company has a Code of Business Conduct and Ethics within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 which it is implementing across the Group. The code is available on the Company’s website at www.vernalis.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Company’s principal independent auditor is PricewaterhouseCoopers LLP, London, UK. In accordance with the Sarbanes-Oxley Act of 2002, the auditors will not be engaged on any non-audit work which may compromise their independence.

Page: 95

Vernalis Plc
Fees billed to the Group for professional services by PricewaterhouseCoopers LLP in fiscal 2004 and fiscal 2005 were as follows:

	Year ended December 31
	2004	2005
	£000	£000
Audit fees	122	166
Audit-related fees	55	70
Tax fees	58	189
All other fees	160	369

Total	395	794

Audit-related fees’ relates principally to SEC and UKLA compliance work.
‘Tax fees’ relates to tax compliance work, together with advice on the tax treatment of completed and proposed collaborations.
“All other fees” in fiscal 2005 of £369,000 related to costs incurred in connection with the issue of investment circulars.
‘All other fees’ in fiscal 2004 of £160,000 related to costs incurred in relation to the re-acquisition of Frova® rights from Elan, and a proposed fundraising in the year.
In fiscal 2005 and fiscal 2004, the Audit Committee pre-approved all audit fees, audit related fees, taxation fees. Other fees were pre-approved by the Audit Committee or their Chairman as described below.
See also Note 4d to the Consolidated Financial Statements.
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors
The Audit Committee is responsible for the oversight of the independent auditor’s work. The Audit Committee’s policy is to approve, at the time such services are provided, all audit and non-audit services provided by PricewaterhouseCoopers LLP. In such an event, the Audit Committee sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. In urgent circumstances, the Audit Committee’s Chair, Ms C C Ferguson, may issue such a pre-approval. Additional services may be pre-approved on an individual basis. PricewaterhouseCoopers LLP and Vernalis management then report to the Audit Committee not less than twice yearly regarding the extent of services actually provided in accordance with the applicable pre-approval and the fees for the services performed.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

Page: 96

Vernalis Plc
PART III
ITEM 17. FINANCIAL STATEMENTS
The financial statements presented under this Item are the financial statements of Vernalis plc and its consolidated subsidiaries for the reported periods.
The following Consolidated Financial Statements and related Notes thereto, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Annual Report on Form 20-F.
Financial statements schedules have been omitted because the required information is shown in the Consolidated Financial Statements or the related Notes thereto.
ITEM 18. FINANCIAL STATEMENTS
Not applicable.
ITEM 19. EXHIBITS
The following documents are filed as exhibits to this Annual Report on Form 20-F:
1.	Memorandum and Articles of Association of the Company

4.	Material Contracts:

4.1	Service Contracts of Directors

(a)	Service Agreement, dated March 21, 2003 between the Company and Peter Fellner (3)

(b)	Service Agreement dated March 21, 2003, between the Company and Simon Sturge including Letter of Amendment between the Company and Simon Sturge, dated July 17, 2003 (3)

(c)	Service Agreement, dated June 24, 1999, between the Company and Tony Weir (4) including Letter of Amendment dated March 31, 2003, between the Company and Tony Weir and Letter of Amendment dated July 17, 2003 between the Company and Tony Weir (3)

(d)	Service Agreement dated July 2, 2003, between the Company and John Hutchison (3)

(e)	Engagement Letter between the Company and Peter Read, dated July 18, 2003 (3)

(f)	Engagement Letter between the Company and George Kennedy, dated July 17, 2003 (3)

(g)	Engagement Letter between the Company and Carol Ferguson, dated July 17, 2003 (3)

(h)	Engagement Letter between the Company and Keith Merrifield, dated December 1, 1999 (4), Engagement Letter between the Company and Keith Merrifield, dated March 21, 2003 including Letter of Amendment between the Company and Keith Merrifield, dated July 17, 2003 (3)

(i)	Engagement Letter between the Company and Allan Baxter, dated May 19, 2004 (2)

Page: 97

Vernalis Plc
(j)	Engagement Letter between the Company and John Slater, dated October 29, 2004 (1)

4.2	Agreements originally entered into by Vernalis Group plc

(a)	Lease between Allied Dunbar Assurance plc (successor to Marion Merrel Limited) and Vernalis Research Limited (successor to Cerebrus Limited) dated May 13, 1997 (3)

(b)	Sub-License Agreement between Menarini International Operations Luxembourg SA and Vernalis Development Limited (formerly known as Vanguard Medica Limited) dated as of September 10, 1999 (5)

(c)	Supply Agreement between Vernalis Development Limited (formerly known as Vanguard Medica Limited) and Menarini International Operations Luxembourg SA, dated as of September 10, 1999 (3)

4.3	Reacquisition of North American Rights to Frova®

(a)	Agreement for the Sale and Purchase of the North American Frova® Assets of Elan, among Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Elan Pharma Limited and Vernalis plc, dated March 29, 2003 (2)

(b)	Transitional Services Agreement between Elan Corporation plc, Elan Pharmaceuticals Inc, Elan Pharma Ltd and Vernalis Development Ltd dated May 18, 2004 (2)

(c)	Licence Agreement between Vernalis Development Ltd and Endo Pharmaceuticals Inc dated July 14, 2004 (5)

(e)	Loan Agreement between the Company, Vernalis Development Ltd and Endo Pharmaceuticals Inc dated July 14, 2004 (1)

(f)	Co-Promotion Agreement between Vernalis Development Ltd and Endo Pharmaceuticals Inc dated July 1, 2005 (8)

(g)	First Amendment dated December 12, 2005, to the Co-Promotion Agreement between Vernalis Development Ltd and Endo Pharmaceuticals Inc dated July 1, 2005 (8)

(h)	Second Amendment dated December 12, 2005, to the Licence Agreement between Vernalis Development Ltd and Endo Pharmaceuticals Inc dated July 14, 2004 (8)

4.4	Other contracts

(a)	The Company Discretionary Share Option Plan (3)

(b)	Deed of Grant of Option, dated April 23, 2003, between the Company and Peter Fellner (3)

4.5	Share Sale and Purchase Agreement dated July 5, 2005, in relation to the acquisition of Ionix Pharmaceuticals Limited (8)

4.6	Purchase of Apokyn® Rights

(a)	Asset Purchase and Assignment Agreement between Mylan Pharmaceuticals Inc / Mylan Berteck Pharmaceuticals Inc and Vernalis (R&D) Ltd dated November 3, 2005, in relation to the acquisition of Apokyn® (8)

(b)	Licence Agreement between Britannia Pharmaceuticals Limited and Mylan Pharmaceuticals Inc dated November 24, 1999 (8)

4.7	Acquisition of Cita NeuroPharmaceuticals Inc

(a)	Principal Share Purchase Agreement dated November 18, 2005|, between the Vendors, Cita NeuroPharmaceuticals Inc, Vernalis plc and Vernalis (Canada) Inc (8)

(b)	Common Share Purchase Agreement dated November 18, 2005, between the Vendors, Vernalis plc and Vernalis (Canada) Inc (8)

Page: 98

Vernalis Plc
(c)	Share Purchase Agreement dated November 18, 2005, between MMV Financial Inc, Vernalis plc and Vernalis (Canada) Inc (8)

(d)	Share Purchase Agreement dated November 18, 2005, between ALX Limited Partnership, Vernalis plc and Vernalis (Canada) Inc (8)

(e)	Right Purchase Agreement dated November 18, 2005, between Chiesi Farmaceutici SpA, Vernalis plc and Vernalis (Canada) Inc (8)

8.	List of subsidiaries of the Group (6)

12.	CEO and Finance Director Certifications pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (7)

13.	CEO and Finance Director Certifications pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 (7)

23.	Consent of PricewaterhouseCoopers LLP

LEGEND

(1)	Incorporated by reference to the Annual Report of Vernalis plc on Form 20-F for the year ended December 31, 2004.

(2)	Incorporated by reference to the Annual Report of Vernalis plc on Form 20-F for the year ended December 31, 2003.

(3)	Incorporated by reference to the Annual Report of Vernalis plc on Form 20-F for the year ended April 30, 2003.

(4)	Incorporated by reference to the Annual Report of British Biotech plc on Form 20-F for the year ended April 30, 2001.

(5)	Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission by Vernalis plc in connection with previously filed Annual Reports on Form 20-F.

(6)	Incorporated by reference to Item 4.C “Information on the Company – Organisational Structure” of this Annual Report on Form 20-F.

(7)	Furnished but not filed.

(8)	Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission by Vernalis plc in connection with this Annual Report on Form 20-F.

Page: 99

Vernalis Plc
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Vernalis plc
(Registrant)

	By:	/s/ A J Weir

	Name:	Anthony J Weir
Date: June 29, 2006	Title:	Chief Financial Officer

Page: 100

Vernalis Plc
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Vernalis plc
In our opinion, the accompanying consolidated balance sheet and the related consolidated income statements, statements of changes in shareholders’ equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Vernalis plc and its subsidiaries at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 3 to the consolidated financial statements.
PricewaterhouseCoopers LLP
London, UK
June 29, 2006

Vernalis Plc
CONSOLIDATED INCOME STATEMENT

	Year ended December 31
	2004	2005
	£000	£000
Revenue (Note 4a)	15,195	14,131

Costs and expenses
Cost of sales	(5,573)	(4,991)
Research and development expenditure	(21,423)	(26,491)
Selling, general & administrative expenses	(15,722)	(15,483)

Total operating costs & expenses	(42,718)	(46,965)

Operating loss (Note 4)	(27,523)	(32,834)
Net interest (Note 5)	112	(1,598)

Loss before provision for income taxes	(27,411)	(34,432)
Provision for income taxes (Note 6)	1,758	1,584

Net Loss	(25,653)	(32,848)

Net loss per share (basic and diluted) (Note 7)	(17.4p )	(16.3p )

Ordinary shares used in computing
Net loss per share(000s)	147,388	202,174
All potential ordinary shares, including options and deferred shares, are anti-dilutive.
The notes on pages F-6 to F-42 are an integral part of these Consolidated Financial Statements.

Vernalis Plc
CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2005
	£000	£000
Assets
Property, plant and equipment (Note 9)	1,596	1,910
Goodwill (Note 10)	8,014	4,851
Intangible assets (Note 11)	33,211	84,345
Available for sale financial assets (Note 12)	680	601
Other receivables (Note 14)	7,418	—

Non current assets	50,919	91,707
Inventories (Note 13)	49	752
Trade and other receivables (Note 14)	20,355	24,013
Held to maturity financial assets (Note 15)	15,000	28,052
Cash and cash equivalents (Note 16)	18,323	40,243

Current assets	53,727	93,060

Total assets	104,646	184,767

Liabilities
Borrowings (Note 17)	(26,364)	(30,938)
Other non-current liabilities (Note 18)	(2,467)	(7,412)
Deferred income (Note 19)	(31,294)	(26,457)
Provisions (Note 20)	(6,877)	(4,780)

Non current liabilities	(67,002)	(69,587)
Borrowings (Note 17)	(18)	(33)
Trade and other liabilities (Note 18)	(11,237)	(22,971)
Deferred income (Note 19)	(4,839)	(5,147)
Provisions (Note 20)	(3,653)	(4,169)

Current liabilities	(19,747)	(32,320)

Total liabilities	(86,749)	(101,907)

Net assets	17,897	82,860

Shareholders’ equity
Share capital (Note 21)	39,492	47,280
Share premium	305,842	393,724
Other reserves (Note 23)	154,417	156,558
Retained deficit	(481,854)	(514,702)

Total shareholders’ equity	17,897	82,860

The notes on pages F-6 to F-42 are an integral part of these Consolidated Financial Statements.

Vernalis Plc
CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31
	2004	2005
	£000	£000
Cash flow from operating activities
(Loss)/profit before tax	(27,411)	(34,432)
Depreciation	2,327	921
Loss on disposal of tangible fixed assets	836	12
Amounts written off goodwill	—	6,371
Amortisation and disposal of intangible fixed assets	2,664	3,983
Amounts written off investments	(12)	—
Option charge	728	1,217
Interest receivable	(2,933)	(3,892)
Interest payable	2,821	5,490

Exchange (gain)	(366)	(511)
	(21,346)	(20,841)
Changes in working capital
(Increase) in inventories	—	(703)
Decrease/(increase) in receivables	(16,178)	7,914
(Decrease)/increase in liabilities	355	(133)
(Decrease)/increase in provisions	4,260	(1,807)
(Decrease)/increase in deferred income	35,299	(4,529)

Cash (used in)/generated from operations	2,390	(20,099)
Taxation received	1,129	4,284
Interest paid	(216)	(8)

Net cash (used in)/generated from operating activities	3,303	(15,823)
Cash flows from investing activities
Purchase of tangible fixed assets	(101)	(589)
Acquisition of subsidiary undertakings net of cash acquired	—	(3,104)
Sale of tangible fixed assets	3,250	—
Purchase of intangible fixed assets	(30,841)	(16,570)
Sale of investment	12	—
Interest received	19	710
Interest received on financial assets held to maturity	664	898

Net cash used in investing activities	(26,997)	(18,655)
Cash flows from financing activities
Finance charge on US dollar secured loan	(372)	—
Interest payable on US dollar secured loan	(388)	—
Receipt of US dollar secured loan	27,539	—
Repayment of sterling secured loan	(1,485)	—
Movement in held-to-maturity financial assets	(6,933)	(13,052)
Issue of shares	8,295	72,958
Share issue costs	—	(3,996)
Capital element of finance lease payments	(738)	(23)

Net cash generated from financing activities	25,918	55,887
Foreign exchange on cash and cash equivalents	(48)	511

Movements in cash and cash equivalents in the period	2,176	21,920
Cash and cash equivalents at the beginning of the period	16,147	18,323

Cash and cash equivalents at the end of the period	18,323	40,243

The notes on page F-6 to F-42 are an integral part of these Consolidated Financial Statements.

Vernalis Plc
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the period from January 1, 2004 to December 31, 2005

	Share	Share	Other	Retained
	capital	premium	reserves	deficit	Total
	£000	£000	£000	£000	£000
Balance at January 1, 2004	38,813	298,226	153,092	(456,201)	33,930
Revaluation of assets available for sale	—	—	597	—	597

Net income recognised directly in equity	—	—	597	—	597
Loss for the year	—	—	—	(25,653)	(25,653)

Total recognised income and expense for the period	—	—	597	(25,653)	(25,056)
Issue of equity share capital	679	7,616	—	—	8,295
Equity share options charge	—	—	728	—	728

Balance at December 31, 2004	39,492	305,842	154,417	(481,854)	17,897
Revaluation of assets available for sale	—	—	(79)	—	(79)

Net income recognised directly in equity	—	—	(79)	—	(79)
Loss for the year	—	—	—	(32,848)	(32,848)

Total recognised income and expense for the period	—	—	(79)	(32,848)	(32,927)
Issue of equity share capital	7,788	91,903	—	—	99,691
Expenses on issue of share capital	—	(4,021)	—	—	(4,021)
Shares to be issued	—	—	1,034	—	1,034
Equity share options charge	—	—	1,217	—	1,217
Exchange loss on translation of overseas subsidiaries	—	—	(31)	—	(31)

Balance at December 31, 2005	47,280	393,724	156,558	(514,702)	82,860

The notes on pages F-6 to F-42 are an integral part of these Consolidated Financial Statements.

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
2. Accounting policies and basis of preparation
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.
Vernalis plc is a research and development based pharmaceutical business which expects to incur further losses until revenues from royalty income and milestone receipts exceed expenditure on the product portfolio. The directors believe that the Group has sufficient funds available to continue for the foreseeable future, therefore the financial statements have been prepared on the going concern basis.
Basis of preparation These financial statements have been prepared in accordance with International Financial Reporting Standards and IFRIC interpretations endorsed by the EU and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and certain other financial assets and liabilities. A summary of the more important Group accounting policies is set out below.
The preparation of financial statements in conformity with generally accepted accounting practice requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.
Prior to 2005 the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Practice (UK GAAP). For the year ended December 31, 2005, the Group is required to prepare its annual consolidated financial statements in accordance with IFRS as adopted in the European Union (EU). As such these financial statements take account of the requirements and options in IFRS 1, “First-Time Adoption of International Financial Reporting Standards (IFRS)”.
Certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first-time adoption may result in a different application of accounting policies in the 2004 restated financial information to that which would apply if the 2004 financial statements were the first financial statements of the Group prepared in accordance with IFRS. An explanation of how the transition from UK GAAP to IFRS has affected the Group’s financial position at December 31, 2003 and December 31, 2004 and the income statement for the year ended December 31, 2004 is set out in note 30.
Accounting policies
Basis of consolidation The consolidated financial statements include the financial statements of Vernalis plc (the “Company”) and all its subsidiary undertakings (together, the “Group”), made up to December 31, 2005. Inter-company transactions are eliminated on consolidation.
The identifiable assets and liabilities of subsidiary undertakings accounted for under acquisition accounting principles are included in the consolidated balance sheet at their fair values at the date of acquisition. The results and cash flows of such subsidiaries are brought into the Group accounts only from the date of acquisition.

Vernalis Plc
Share-based payments The Group makes equity-settled and cash-settled share-based payments to its employees and directors. Equity-settled share-based payments are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period of the award. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value of the options granted is measured using an option valuation model, taking into account the terms and conditions upon which the options were granted. At each balance sheet date, the Group revises its estimate of the number of options that are expected to become exercisable.
Cash-settled share-based payments are accrued over the vesting period of the award based on the current expected fair value at each balance sheet date.
When share options are exercised, the proceeds received net of any transaction costs, are credited to share capital (nominal value) and share premium.
Intangible assets
Intangible assets are stated at cost less provision for amortisation and impairments.
Goodwill Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary at the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill is not amortised but is tested at each balance sheet date for impairment and is carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold. Goodwill that was previously directly written off to reserves under UK GAAP is not included in the gain or loss on disposal of an entity.
Internally-generated intangible assets – product research and development Development expenditure on new or substantially improved products is capitalised as an intangible asset and amortised through cost of sales over the expected useful life of the product concerned. Capitalisation commences from the point at which the technical feasibility and commercial viability of the product can be demonstrated and the Group is satisfied that it is probable that future economic benefit will result from the product once completed. This is usually at the point of regulatory filing in a major market and approval is highly probable. Capitalisation ceases when the product is ready for launch. Where assets are acquired or constructed in order to provide facilities for research and development over a number of years, they are capitalised and depreciated over their useful lives. Expenditure relating to clinical trials is accrued on a percentage-of-completion basis with reference to fee estimates with third parties.
Expenditure on research and development activities which do not meet the above criteria, is charged to the income statement as incurred.
Purchased intangibles Intangibles are recognised when they have been acquired separately for cash or other monetary assets or as part of a business combination and are amortised through cost of sales over their estimated useful lives from the time they are available for use.
Impairment of assets Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).
Employee benefits All employee benefit costs, notably holiday pay and contributions to the Group or personal defined contribution pension plans, are charged to the income statement on an accruals basis. The Group operates several defined contribution pension schemes. The assets of the schemes are held separately from those of the Group in independently administered funds. The Group does not offer any other post-retirement benefits.

Vernalis Plc
Investments The Group classifies its investments in the following categories: loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.
At each balance sheet date management assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. On disposal or impairment of the investment, gains or losses recorded in equity are recycled through the income statement.
Loans and receivables Loans and receivables are non-derivative financial assets or liabilities with fixed or determinable payments that are not quoted in an active market. Assets in this category are recognised at amortised cost and included in trade and other receivables, and loans in the balance sheet.
Held-to-maturity investments Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. Assets in this category are held at amortised cost. Held-to-maturity investments include short-term investments with original maturities of more than 90 days.
Available-for-sale financial assets Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through the profit or loss.
Assets in this category are recognised at fair value with unrealised gains and losses arising from changes in fair value recognised in equity.
Cash and cash equivalents Cash and cash equivalents include cash in hand, bank deposits repayable on demand and other short-term highly liquid investments with original maturities of 90 days or less.
Investments in subsidiary undertakings Investments in subsidiary undertakings are carried at cost less any impairment provision. Such investments are subject to review, and any impairment is charged to the income statement.
Revenue recognition Revenue, which excludes value added tax, represents the value of goods and services supplied. Product sales are recognised on despatch to the customer, net of a provision for expected sales returns and rebates to be paid in future years. Non-refundable access fees, options fees and milestone payments receivable for participation by a third party in commercialisation of a compound are recognised when they become contractually binding provided there are no related commitments of the Group. Where these receipts are inducements to enter into contracts, they are recognised over the expected life of the contract. All other licence income and contract research fees are recognised over the accounting period to which the relevant services relate. Revenues derived from grants received are recognised in line with the related expenditure. Royalty income is recognised in relation to sales to which the royalty relates.
Property, plant and equipment Property, plant and equipment are stated at historic cost less depreciation, with the exception of freehold land and assets in the course of construction that are not depreciated. Historic cost comprises the purchase price together with any incidental costs of acquisition. Depreciation is calculated to write off the cost, less residual value, of tangible fixed assets in equal annual instalments over their estimated useful lives as follows:

Freehold buildings	50 years
Buildings – internal works	5 to 50 years
Leasehold buildings	period of lease
Plant and machinery	2 to 5 years
Fixtures and fittings	3 to 10 years

Vernalis Plc
Finance and operating leases Costs in respect of operating leases are charged to the income statement account on a straight-line basis over the terms of the leases. Leasing agreements which transfer to the Group substantially all of the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of both a capital and an interest element. The capital element is applied to reduce the outstanding obligations under the leasing commitments and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the relevant lease term and the useful economic life of the equivalent owned assets.
Inventories Inventories are carried at the lower of cost and net realisable value. Cost is calculated on a first-in first-out basis.
Taxation Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted, or substantially enacted, by the balance sheet date.
Deferred tax is recognised in respect of all temporary differences identified at the balance sheet date, except to the extent that the deferred tax arises from the initial recognition of goodwill (if amortisation of goodwill is not deductible for tax purposes) or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting profit not taxable profit and loss. Temporary differences are differences between the carrying amount of the Group’s assets and liabilities and their tax base.
Deferred tax liabilities may be offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
Deferred tax is provided on temporary differences arising in subsidiaries, jointly controlled entities and associates, except where the timing of reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Measurement of deferred tax liabilities and assets reflects the tax consequence expected to fall from the manner in which the asset or liability is recovered or settled.
Foreign currencies Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the transaction date. Assets and liabilities in foreign currencies are retranslated into sterling at the rates of exchange ruling at the balance sheet date. Differences arising due to exchange rate fluctuations are taken to the income statement account in the period in which they arise.
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions. Exchange differences arising from this translation of foreign operations, and of related qualifying hedges, are taken directly to the translation reserve. They are released into the income statement upon disposal.

Vernalis Plc
Financial instruments The Group enters into derivative financial instruments where necessary, to hedge against future material foreign currency exposures. As at December 31, 2005, there were no derivative contracts outstanding and the Group has no financial liabilities other than finance leases, loans and trade-related payables. Financial assets and liabilities are recognised and cease to be recognised on the basis of when the related legal title or obligations pass to or from the Group. Financial assets and liabilities are shown at the lower of cost to the Group and fair value, as determined by reference to the market value of the asset or liability. Income and expenses arising from financial assets and financial liabilities are recognised on becoming receivable or payable respectively and are measured at fair value.
3. Summary of differences between IFRS and US Generally Accepted Accounting Principles
The financial statements of the Group are prepared in accordance with IFRS for the years ended December 31, 2004 and 2005 which differ in certain respects from US GAAP. The tables below summarise the material adjustments to the loss for the period and shareholders’ funds which would be required if US GAAP had been applied instead of IFRS.
Reconciliation of Net loss for the period to US GAAP

		Year ended December 31
		2004		2005
	Notes	£000		£000
Loss under IFRS		(25,653)		(32,848)
Adjustments in respect of purchase accounting for Ionix Pharmaceuticals Ltd:
Write-off: in-process research and development capitalised	i	—		(9,781)

		—		(9,781)

Adjustments in respect of purchase accounting for Cita NeuroPharmaceuticals Inc:
Write-off: in-process research and development capitalised	ii	—		(31,546)

		—		(31,546)

Adjustments in respect of purchase accounting for Vernalis Group plc:	iii
Write back pre-acquisition fair value adjustment in depreciation		117		117
Amortisation of discount arising on other creditors	iv	(486)		(162)
Amortisation in respect of pre-acquisition intangibles		1,431		1,349
Amortisation of acquired developed product		(5,291)		(5,291)

		(4,229)		(3,987)

Adjustments in respect of purchase accounting for Ribotargets Holdings plc:	v
Impairment charge on reduced goodwill asset		—		1,556
Amortisation of acquired developed product		(60)		—

		(60)		1,556

Other US GAAP differences:
In process Research and Development capitalised	vi	(300)		(798)
Share option charge	vii	728		1,443
Other differences		186		24

		614		669

Net loss under US GAAP		(29,328)		(75,937)
Loss per share under US GAAP		(19.9	)p	(37.6	)p
Ordinary shares used in computing Net loss per ordinary share (000’s)		147,388		202,174

Vernalis Plc
Reconciliation of shareholders’ funds to US GAAP

		December 31
		2004	2005
	Notes	£000	£000
Shareholders’ funds under IFRS		17,897	82,860
Adjustments in respect of purchase accounting for Ionix Pharmaceuticals Limited:	i
Increase in fair value for shares issued as initial consideration		—	1,287
Contingent consideration		—	(1,034)
Impact of loss in the period		—	(9,781)

		—	(9,528)

Adjustments in respect of purchase accounting for Cita NeuroPharmaceuticals Inc:	ii
Increase in fair value for shares issued		—	339
Impact of loss in the period		—	(31,546)

		—	(31,207)

Adjustment in respect of purchase accounting for Vernalis Group plc:	iii
Impact on loss for the period		(4,229)	(3,987)
Impact of prior period losses		(1,799)	(6,028)
Less pre-acquisition losses		121,211	121,211
Less pre-acquisition reserves		(126,496)	(126,496)
Fair value of shares issued in consideration		46,302	46,302

		34,989	31,002

Adjustment in respect of purchase accounting for Ribotargets Holdings plc:	v
Impact of loss for the period		(60)	1,556
Impact on prior period losses		(5,501)	(5,561)
Increase in fair value of consideration		4,005	4,005

		(1,556)	—

Other US GAAP adjustments:
In process research and development	vi	(600)	(1,398)
Share Option Charge	vii	—	226
Fair value of intangible fixed assets		144	168
Other differences		48	95

		(408)	(909)

Shareholders’ funds under US GAAP		50,922	72,218

Summary of significant differences between IFRS and US GAAP
(i) Purchase accounting for Ionix Pharmaceuticals Limited
On July 26, 2005 the Company acquired 100% of Ionix Pharmaceuticals Ltd, in return for 19,665,040 shares in the Company. Of these, 17,847,769 were issued upon completion, and the remaining balance will be issued in July 2006, subject to any reduction in the price for warranty or indemnity claims.
The number of shares issued was fixed by reference to an agreed value for the Company based on a movement in the average share price over the 5 days prior to the signing of the agreement on July 5, 2005. Under IFRS, the fair value of the initial consideration is based upon the bid price at completion of 56.29 pence. Under FAS 141, the measurement date is taken to be the date at which the number of shares became fixed, July 5, 2005, using a share price of 63.5 pence.
In addition, under IFRS, when further consideration is to be issued in the future, subject to a future event, it is recognised if it is more likely than not. Under FAS 141, generally, it will not be recognised until the condition is satisfied unless it is determinable beyond reasonable doubt.
In accordance with FAS 141 and IFRS, the acquired in-process research and development assets have been identified and valued. Under IFRS, this asset (V1003) has been capitalised and will be amortised once it is in use. Under US GAAP, this asset has been written off in the year, resulting in a charge of £9,781,000.

Vernalis Plc
(ii) Purchase accounting for Cita NeuroPharmaceuticals Inc
On December 14, 2005, the Company acquired 100% of Cita, in return for the issue of 26,915,831 shares in the Company and deferred consideration of up to $35 million, based on the achievement of certain milestones.
The number of shares issued was fixed by reference to an agreed value of $29.5 million, based on the average share price over the previous 30 days, prior to signing the agreement on November 15, 2005.
Under IFRS, the fair value of the initial consideration is based upon the bid price at completion of 62 pence. Under US GAAP, the fair value of the consideration is taken using a measurement date of November 15, 2005, being the date of the initial agreement, using the intrinsic value in the agreement of US$29,500,000.
In addition, under IFRS, where deferred consideration is based on a future event, it is recognised to the extent that it is more likely than not. Generally, it will not be recognised until the condition is satisfied, unless it is determinable beyond reasonable doubt. However, under FAS 141, contingent consideration is recognised to the extent that it eliminates any negative goodwill arising on the transaction.
In accordance with FAS 141 and IFRS, the acquired in-process research and development assets have been recognised and valued. Under IFRS these assets (V1512 and V3381) have been capitalised and will be amortised once they are in use. Under US GAAP, these assets have been written off in the year, resulting in a charge of £31,546,000.
(iii) Adjustments in respect of purchase accounting for Vernalis Group plc
Under IFRS, the Company was not required to restate the treatment of any business combinations prior to January 1, 2004, being the transition date. However, any amortisation of goodwill that had resulted from these transactions was reversed through the income statement to its value as at January 1, 2004.
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
On August 29, 2003, the Group announced the successful acquisition of Vernalis Group plc. Under the terms of the offer made to Vernalis Group plc shareholders, 0.861 shares in British Biotech plc have been issued in exchange for one share held in Vernalis Group plc. Based upon a British Biotech plc average closing share price two days either side of the date of announcement of July 3, 2003 of 61.5 pence this valued Vernalis Group plc at £46.3 million. Under the predecessor GAAP, these shares were issued at par.
This has resulted in a £42.9 million uplift in the value of intangible assets under US GAAP. These amounts are being amortised over the remaining expected life of the asset.
(iv) Amortisation of discount arising on other creditors
Under IFRS, the outstanding payments to GSK of $10 million at December 31, 2004 were stated at fair value based on the transition date of January 1, 2004. These amounts are amortised over the remaining lives of the creditors. Under US GAAP, these amounts were stated at fair value, in September 2003 (the date of acquisition of Vernalis Group) with the discount being amortised to the statement of operations. The different timings, result in a different value due to movements in exchange rates and interest rates applicable to the Company.
(v) Goodwill and other intangible assets arising from the acquisition of Ribotargets Holdings plc.
Upon adoption of IFRS, in accordance with IFRS 1, the opening balances relating to the acquisition of RiboTargets were not required to be restated as of the adoption date, January 1, 2004, instead the amounts previously recorded under UK GAAP formed the opening balances under IFRS.

Vernalis Plc
During the period, under IFRS, the goodwill and intangible assets relating to the RiboTargets acquisition were tested for impairment and consequently written down to nil value. Similarly, under US GAAP, impairment testing performed in accordance with FAS 142 found that an impairment charge was required and the assets were written down to nil value. The amount of the impairment under IFRS and US GAAP was not the same, due to differences in the carrying values of those assets, arising from differences in the initial acquisition accounting. The main differences related to the treatment of intangibles, specifically intangibles identified as in-process research and development which had been written off in previous periods under US GAAP but which formed part of the goodwill balance under IFRS, in addition differences in the valuation of consideration and the recognition of certain reorganisation liabilities at the acquisition date also gave rise to differences in the carrying value of assets.
(vi) In-process research and development and intangible amortisation
Under IFRS, certain payments to acquire licenses to products are capitalised as intangible fixed assets and amortised from the time they are brought into use over their expected useful life. Under US GAAP these payments are written off as in-process research and development in so far as these products are to be used in research and development activities and have no future alternative use.
(vii) Share option charge
Under IFRS a charge is made to the income statement in relation to the fair value of share options issued in the year. Under US GAAP, it is not required to book this fair value charge through the income statement.
Under IFRS 2 an accrual is made for cash settled share based transactions based on their fair value at the balance sheet date. Under US GAAP, when certain transactions are payable only upon the exercise of a related share option, they are combined under the Intrinsic Value model. Therefore an accrual of £226,000 has been released as at 31 December 2005.
(viii) Summary balance sheet under US GAAP

	Year ended December 31
	2004	2005
	£000	£000
Property, plant and equipment	1,362	1,793
Intangible fixed assets	69,644	74,735
Goodwill	4,815	1,178
Other non-current assets	8,053	601
Net current assets	33,809	60,795
Non-current liabilities, deferred income and other liabilities	(66,761)	(66,886)

Total shareholders’ equity	50,922	72,216

Recent US Accounting Pronouncements
In November 2004, the FASB issued FASB Statement No. 151 “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“FAS 151”). FAS 151 amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, FAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after June 15, 2005.
The Group will adopt FAS 151 in 2006 but does not expect the adoption of the new standard to have a material impact.

Vernalis Plc
In December 2004, the FASB issued FASB Statement No. 153 “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“FAS 153”). FAS 153 eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group will adopt FAS 153 in 2006 but does not expect the adoption of the new standard to have a material impact.
In December 2004, the FASB issued FASB Statement No. 123 (revised 2004) “Share-Based Payment” (“FAS 123(R)”), which replaces FAS No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”) and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees.” FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. The Group will adopt FAS 123(R) in 2006 and is currently considering the import.
In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or settlement are conditional on a future event. FIN 47 is effective for the fiscal periods ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Group.
In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections — A replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS 154”). This statement requires retrospective application to prior periods’ financial statements of changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement that does not include specific transition provisions. FAS 154 is required to be adopted in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this standard will have a material effect on the financial position, results of operations or cash flows of the Group under US GAAP as at December 31, 2005.
In October 2005, the FASB issued FASB Staff Position (FSP) 13-1 “Accounting for Rental Costs Incurred during a Construction Period” (“FSP 13-1”). FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense and included in income from continuing operations. FSP 13-1 is effective for the fiscal periods beginning after December 15, 2005. The Group will adopt FSP 13-1 in 2006 but does not expect the adoption of the new standard to have a material impact.
In January 2006 the FASB issued FASB Statement No. 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“FAS 155”). FAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract. FAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Group is currently evaluating the impact the adoption of FAS 155 will have, but does not expect it to have a material impact.

Vernalis Plc
Recent International Accounting Pronouncements
IFRS 7 “Financial Instruments: Disclosures”. IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. IFRS 7 is effective for accounting periods beginning on or after 1 January 2007. The Group is currently assessing the impact of IFRS 7 on the Group’s financial statements, but does not expect it to be significant.
A complementary amendment of IAS 1 “Presentation of Financial Statements — Capital Disclosures”. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The amendment to IAS 1 is effective for accounting periods beginning on or after 1 January 2007. The Group is currently assessing the impact of the amendment to IAS 1, but does not expect it to be significant.
IFRIC 4 “Determining whether an Arrangement contains a Lease”. IFRIC 4 requires the determination if whether an arrangement is or contains a lease to be based on the substance of the arrangement. IFRIC 4 is effective for accounting periods beginning on or after 1 January 2006. The Group will implement IFRIC 4 from 1 January 2006 but does not expect it to have a significant impact on the Group’s operations.
IAS 21 (Amendment) “Net investment in a foreign operation”. This amendment deals with the requirement for a monetary item that forms part of a reporting entity’s net investment in a foreign operation to be denominated in the functional currency of either the reporting entity or the foreign operation. The amendment also clarifies the accounting treatment of exchange differences arising on a loan made between two “sister companies” within a group. The exchange differences would be taken to equity in the parent’s consolidated financial statements, irrespective of the currency in which the loan is made, provided that the nature of the loan is similar to an equity investment, that is, settlement of the loan is neither planned nor expected to occur in the foreseeable future.
IFRIC 8 “Scope of IFRS 2”. IFRIC 8 clarifies that transactions within the scope of IFRS 2 “Share-based payment”, include those in which the entity cannot specifically identify some or all of the goods or services received. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation generally indicates that other consideration has been or will be received.
4. Analysis of Revenues, Expenditure, Operating Results and Assets
The revenue analysis below is based on the country of registration of the fee-paying party.

	Year ended	Year ended
	December 31	December 31
	2004	2005
	£000	£000
(a) Revenues by activity
Product sales	9,330	3,602
Royalties	688	110
Collaborations (Note (c))	5,177	10,419

	15,195	14,131

(b) Revenues by geographic area
United Kingdom	161	2,178
North America	11,207	8,317
Rest of Europe	3,822	3,622
Rest of World	5	14

	15,195	14,131

Vernalis Plc
(c) Revenues by customer
During the periods under review, the Group earned income under a number of collaborative agreements as set out in the following table. The amounts received are non-refundable.

	Year ended December 31
	2004	2005
	£000	£000
Novartis	1,385	1,145
Biogen Idec	1,110	3,471
Endo Pharmaceuticals Inc.	1,327	3,184
Serono Inc.	—	578
Roche	487	—
Elan	677	—
Reckitt Benckiser	—	2,000
Other	191	41

Total	5,177	10,419

(d) Operating costs and expenses
Operating loss is stated after charging:

	Year ended December 31
	2004	2005
	£000	£000
Wages and salaries	7,845	10,193
Social Security costs	1,062	1,111
Other pension costs	621	767

Staff Costs	9,528	12,071

Average number of employees	131	146
Pension costs are all in respect of defined contribution schemes which have no obligation beyond the payment of the premiums.
(e) Key management compensation:

	Year ended December 31
	2004	2005
	£000	£000
Salaries and short-term employee benefits	1,621	2,550
Post-employment benefits	135	177
Termination benefits	452	—
Share-based payments	443	641

	2,651	3,368

The key management figures given above include directors.

Vernalis Plc
(f) Operating loss
The following items have been included in arriving at operating loss.

	Year ended December 31
	2004	2005
	£000	£000
Depreciation of property, plant and equipment (including assets under finance leases)	2,327	921
Profit (loss) on disposal of fixed assets (excluding exceptional profit)	—	12
Amortisation of intangible assets	2,664	3,683
Restructuring costs	1,493	102
Operating lease rentals:
Property	1,974	1,416
Plant, machinery and vehicles	99	50

Auditors’ remuneration:
Audit fees	122	166
Other services	203	259
	325	425
One-off charges:
Restructuring costs	1,493	102
One-off charges: Restructuring costs in fiscal 2004 relate to the merger with Vernalis Group plc and consists primarily of redundancy costs.
Auditors’ remuneration: A further £369,000 of services has been incurred in connection with the issue of investment circulars of which £119,000 has been charged to share premium and £250,000 has been charged to cost of investment (2004: £70,000 has been charged to cost of intangible assets). There were no fees paid in respect of management consultancy services.
(g) Selling, general and administrative expenses

	Year ended December 31
	2004	2005
	£000	£000
Other	11,321	9,083
Provision for vacant lease	4,401	29
Goodwill impairment	—	6,371

Total administrative expenses	15,722	15,483

(h) Operating result by activity
The Group’s primary segmental reporting is by geographical location of assets with business sector being the secondary format.

Vernalis Plc
Geographical segments
The Group’s operations are split into two geographical areas and are based on the selling entity location. The UK is the home country of the parent.

	Year ended December 31, 2004			Year ended December 31, 2005
	UK	North America	Total	UK	North America	Total
Primary reporting format - geographic	£000	£000	£000	£000	£000	£000
Revenue	15,195	—	15,195	14,131	—	14,131

Segmental operating loss	(27,523)	—	(27,523)	(32,656)	(178)	(32,834)
Interest receivable and similar income	2,933	—	2,933	3,891	1	3,892
Interest payable and similar charges	(2,821)	—	(2,821)	(5,488)	(2)	(5,490)

Loss on ordinary activities before taxation	(27,411)	—	(27,411)	(34,253)	(179)	(34,432)
Tax credit on loss on ordinary activities	1,758	—	1,758	1,615	(31)	1,584

Loss for the period	(25,653)	—	(25,653)	(32,638)	(210)	(32,848)

Other segmental items in the income statement

	Year ended December 31, 2004			Year ended December 31, 2005
	UK	North America	Total	UK	North America	Total
Primary reporting format - geographic	£000	£000	£000	£000	£000	£000
Depreciation	2,327	—	2,327	908	13	921
Loss on disposal of property, plant and equipment	—	—	—	12	—	12
Amortisation of intangible assets	2,664	—	2,664	3,683	—	3,683
Goodwill impairment	—	—	—	6,371	—	6,371
Employee share-based payments	728	—	728	1,215	3	1,218
Segmental assets and liabilities

	Year ended December 31, 2004			Year ended December 31, 2005
	UK	North America	Total	UK	North America	Total
Primary reporting format - geographic	£000	£000	£000	£000	£000	£000
Segmental assets	104,646	—	104,646	179,093	5,674	184,767
Segmental liabilities	(86,749)	—	(86,749)	(95,959)	(5,948)	(101,907)
Capital expenditure	501	—	501	710	537	1,247
Purchase of intangible	21,520	—	21,520	55,117	—	55,117
Business segments
The Group operates one business sector, being the research, development and commercialisation of pharmaceutical products for a range of medical disorders. All costs to acquire property, plant, equipment and intangible assets as well as all related depreciation and amortisation expense borne by the Group relate to this one segment. In addition, all other non-cash expenses incurred by the Group relate to this one segment.

Vernalis Plc
5. Interest

	Year ended December 31
	2004	2005
	£000	£000
Interest receivable and similar income
Interest on cash, cash equivalents and held-to-maturity assets	664	1,997
Exchange gains on other payable	468	—
Exchange gains on long term loan	1,266	—
Exchange gains on other receivable	—	1,320
Unwinding of discount on other receivable	529	531
Other interest	6	44

	2,933	3,892
Interest payable and similar charges
Loans repayable wholly or partly within five years	866	1,489
Finance leases	107	4
Exchange loss on other receivable	686	—
Exchange loss on long term loan	—	2,987
Exchange loss on other payable	—	429
Exchange loss on deferred consideration	—	257
Unwinding of discount on deferred consideration on purchase of intangible assets	519	—
Unwinding of discount on royalty buy-out from GSK	571	94
Unwinding of discount on provision	—	226
Other interest payable	72	4

	2,821	5,490

Net finance (charge)/ credit	112	(1,598)

6. Taxation
Analysis of tax credit in the period

	Year ended December 31
	2004	2005
	£000	£000
Research and development tax credits	1,439	1,865
Prior year adjustments	334	(250)
Withholding tax	(15)	—
Overseas corporation tax	—	(31)

	1,758	1,584

The tax credit for the period is lower (2004: lower) than the standard rate of corporation tax and the differences are reconciled below.

	Year ended December 31
	2004	2005
	£000	£000
Factors affecting the tax charge for the period
Loss before tax at 30 per cent	(9,291)	(10,330)
Expenses not deductible for tax purposes	725	2,500
Goodwill on consolidation	1,320	—
Movement on deferred tax asset not recognised	5,976	5,970
Research and development tax credit received at 24 per cent of losses compared with 30 per cent tax rate	488	466
150 per cent deduction for research and development expenditure not surrendered for cash	(657)	(440)
Prior-year adjustments	(334)	250
Withholding tax	15	—

	(1,758)	(1,584)

Vernalis Plc
No liability to UK corporation tax arose during the year. The Group had losses, as computed for taxation purposes, of approximately £418 million at 31 December 2005 (31 December 2004: £415 million) available to be carried forward to future periods.
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
In accordance with the provisions of the Finance Act 2000 in respect of Research and Development Allowances, the Group is entitled to claim tax credits for certain research and development expenditure. The amount included in the financial statements in respect of the year ended December 31, 2005 of £1,615,000 (31 December, 2004: £1,773,000) represents the tax credit receivable by the Group.
There was no potential liability to deferred tax at December 31, 2005 or December 31, 2004. The analysis, computed at the tax rate of 30 per cent, was as follows:
Tax effect of timing differences

	Year ended December 31
	2004	2005
	£000	£000
Losses	(124,428)	(125,531)
Excess of depreciation over tax allowances	(5,115)	(11,273)
Short term timing differences	(2,598)	(2,661)

Tax losses	(132,141)	(139,465)

Given the uncertainty of the recoverability of the Group’s tax losses carried forward, no deferred tax asset in respect of the further available tax losses is recognised.
7 Loss per share
Basic loss per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.
For diluted loss per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. Since the Group is loss-making, there is not such dilutive impact.

	Year ended December 31
	2004		2005
Attributable loss (£000)	25,653		32,848
Weighted average number of shares in issue (000)	147,388		202,174
Loss per share (basic and diluted)	(17.4	)p	(16.3	)p
8. Dividends
No dividends have been paid since inception.

Vernalis Plc
9. Property, plant and equipment

	Short
	leasehold	Plant and	Fixtures
	buildings	machinery	and fittings	Vehicles	Total
	£000	£000	£000	£000	£000
Group
Cost
At January 1, 2005	4,096	7,004	772	—	11,872
Additions	64	425	100	137	726
Acquisitions	9	491	21	—	521
Disposals	(2)	(250)	—	—	(252)

At December 31, 2005	4,167	7,670	893	137	12,867

Depreciation
At January 1, 2005	(3,342)	(6,209)	(725)	—	(10,276)
Charge for the year	(286)	(600)	(33)	(2)	(921)
Disposals	2	238	—	—	240

At December 31, 2005	(3,626)	(6,571)	(758)	(2)	(10,957)

Net book value at December 31, 2005	541	1,099	135	135	1,910

Cost
At January 1, 2004	3,804	8,105	820	—	12,729
Additions	292	209	—	—	501
Disposals	—	(1,310)	(48)	—	(1,358)

At December 31, 2004	4,096	7,004	772	—	11,872

Depreciation
At January 1, 2004	(2,034)	(6,561)	(693)	—	(9,288)
Charge for the year	(1,308)	(939)	(80)	—	(2,327)
Disposals	—	1,291	48	—	1,339

At December 31, 2004	(3,342)	(6,209)	(725)	—	(10,276)

Net book value at December 31, 2004	754	795	47	—	1,596

Assets held under finance leases have the following net book value.

	Plant and machinery
	December 31
	2004	2005
	£000	£000
Cost	600	137
Aggregate depreciation	(587)	(2)

Net book value	13	135

The net book value of plant and machinery includes an amount of £135,000 (December 31, 2004: £13,000) in respect of assets held under finance leases.
Capital commitments at December 31 were as follows:

	December 31, 2004	December 31, 2005
	£000	£000
Contracted for but not provided	15	232

Vernalis Plc
10. Goodwill

Year ended December 31, 2005
£’000
Cost
At January 1, 2005	17,223
Additions through business combinations	3,208

At December 31, 2005	20,431

Aggregate impairment
At January 1, 2005	9,209
Impairment charge for the year	6,371

At December 31, 2005	15,580

Net book value at December 31, 2005	4,851

Year ended December 31, 2004
£’000
Cost
At January 1, 2004 and December 2004	17,223
Aggregate impairment
At January 1, 2004 and December 2004	9,209

Net book value at December 31, 2005	8,014

Goodwill at January 1, 2004 arose from the acquisitions of RiboTargets Holdings plc of £6,371,000 in 2003 and Cerebrus Pharmaceuticals Ltd. of £1,643,000 in 1999.
During the year ended December 31, 2005 goodwill has arisen from the acquisitions of Ionix Pharmaceuticals Limited and Cita NeuroPharmaceuticals Inc.
Acquired goodwill has been tested for impairment during the year in accordance with IAS 36. Following this review a goodwill impairment charge of £6,371,000 in 2005 relating to the goodwill arising on the acquisition of Ribotargets Holdings plc has been incurred following the decision to discontinue development of V140 for which there was no alternative use. The impairment charge has been charged through selling, general and administrative expenses in the income statement. The carrying value of the Cerebrus Pharmaceuticals Ltd goodwill is supported, using discounted cash flows, by the assumption that the company will continue to develop the A2A programme.
Goodwill and intangible assets not yet in use (note 10) are not amortised but tested for impairment at least annually. Value in use calculations are generally utilised to calculate recoverable amount. Value in use is calculated as the net present value of the projected risk-adjusted, post-tax cash flows of the cash generating unit (being the related products) relating to the goodwill or intangible asset, applying a discount rate of the Group post-tax weighted average cost of capital of approximately 12%. This approximates to applying a pre-tax discount rate to pre-tax cash flows. The cashflows projected are over the expected useful lives of the products which extend over the period of the licences or patents.

Vernalis Plc
11. Intangible Assets

	Year ended December 31, 2005
	Assets in use	Assets not yet in use	Total
	£000	£000	£000
Cost
At January 1, 2005	37,408	600	38,008
Additions through business combinations	—	41,327	41,327
Additions separately acquired	12,992	798	13,790
Disposals	—	(300)	(300)

At December 31, 2005	50,400	42,425	92,825

Aggregate amortisation
At January 1, 2005	4,797	—	4,797
Charge for the period	3,683	—	3,683

At December 31, 2005	8,480	—	8,480

Net book value at December 31, 2005	41,920	42,425	84,345

	Year ended December 31, 2004
	Assets in use	Assets not yet in use	Total
	£000	£000	£000
Cost
At January 1, 2004	16,188	300	16,488
Additions separately acquired	21,220	300	21,520

At December 31, 2004	37,408	600	38,008

Aggregate amortisation
At January 1, 2004	2,133	—	2,133
Charge for the period	2,664	—	2,664

At December 31, 2004	4,797	—	4,797

Net book value at December 31, 2004	32,611	600	33,211

Intangible assets comprise licence fees and patents and other intangibles.
Intangible assets in use at December 31, 2004 represent the capitalisation of payments conditionally due to GlaxoSmithKline (GSK) agreed in December 2000 to buy out royalties due to GSK on sales of Frova®, and the consideration paid to Elan in respect of the re-acquisition of the North American rights to Frova® in May 2004.
Intangible assets acquired during 2005 were:

Additions through business combinations	£000
V3381	16,084
V1512	15,462
V1003	9,781

41,327

Additions separately acquired	£000
Pin1	631
Apokyn®	12,992
Continuous sub-cutaneous infusion of apomorphine	167

13,790

The disposal of £300,000 in the year to December 31, 2005 has been incurred following the decision to discontinue development of V140 for which there was no alternative use.

Vernalis Plc
The following useful lives have been determined for the intangible assets in use:
Apokyn® to 2015
Frova® to 2014
12. Available-for-sale financial assets

	Quoted companies
	December 31, 2004	December 31, 2005
	£000	£000
At January 1	83	680
Revaluation (deficit)/surplus transfer to equity	597	(79)

At December 31	680	601

Available-for-sale financial assets comprise the following:

	December 31
	2004	2005
	£000	£000
Listed securities
- Equity securities – Australia	45	47
- Equity securities – United States	635	554

	680	601

The Company’s listed investment in Australia is in Bresagen Limited, a pharmaceutical company listed on the Australian stock exchange.
The Company’s listed investment in the United States is in Oscient Pharmaceuticals Corp., a pharmaceutical company listed on Nasdaq in the United States.
13. Inventories

	December 31
Group	2004	2005
	£’000	£’000
Raw materials	—	466
Finished goods	49	286

	49	752

14. Trade and other receivables

	December 31
	2004	2005
	£000	£000
Other receivables	7,418	—

Non current trade and other receivables	7,418	—

Trade receivables	860	2,292
Interest receivable	122	524
Research and development tax credits	6,433	3,996
Other receivables	8,263	12,969
Prepayments and accrued income	4,677	4,232

Current trade and other receivables	20,355	24,013

Total trade and other receivables	27,773	24,013

No reserves for doubtful debts are considered necessary.
Other receivables at December 31, 2005 includes £8,662,000 (December 31, 2004: £15,165,000) in relation to the fair value of the $15 million (2004: $30 million) receivable from Endo. This amount is receivable in August 2006. During the year an exchange loss of £1,320,000 and an implicit interest receipt of £531,000 linked to the unwinding of the discount has been recognised in the income statement in relation to this asset.

Vernalis Plc
15. Held-to-maturity financial assets
These represent fixed-rate short-term deposits placed with a range of banks and building societies at fixed terms.
16. Cash and cash equivalents

	December 31
	2004	2005
	£000	£000
Cash and cash equivalents
Cash at bank and in hand	1,309	1,812
Short-term bank deposits	17,014	38,431

	18,323	40,243

17. Borrowings

	December 31
	2004	2005
	£000	£000
US dollar secured loan	26,364	30,839
Obligations under finance leases	—	99

Non-current borrowings	26,364	30,938

Obligations under finance leases	18	33

Current borrowings	18	33

Total borrowings	26,382	30,971

Borrowings included above are repayable as follows:
Under one year	18	33
Over one and under two years	—	—
Over two and under five years	26,364	30,938
Beyond 5 years, by instalments	—	—

	26,382	30,971

The US dollar secured loan relates to $50 million borrowed from Endo, net of the finance charges of £0.3 million, and interest payable of $3.4 million (£2 million) which the Group has elected to roll up into the loan at December 2004 and December 2005. It is secured against all royalty and milestone income receivable by Vernalis in respect of the licence deal with Endo. Endo have the right to offset half the royalty payments and milestones payable to Vernalis against the loan from 2007. The weighted average interest rate is 5 per cent fixed for the term of the loan.
The minimum lease payments under finance leases fall due as follows:

	December 31
	2004	2005
	£000	£000
Not later than one year	13	28
Later than one year but not more than five	—	—
More than five years	—	—

Future finance charges on finance leases	13	28

Present value of finance lease liabilities	18	132

Vernalis Plc
18. Trade and other payables

	December 31
	2004	2005
	£000	£000
Royalty buy out from GSK (a)	2,467	2,788
Deferred consideration	—	4,624

Non current trade and other liabilities	2,467	7,412

Trade payables	3,134	3,975
Taxation and social security payable	226	301
Other payables (b)	72	3,626
Accruals	5,227	7,825
Royalty buy out from GSK (a)	2,578	—
Deferred consideration of acquisitions	—	7,244

Current trade and other liabilities	11,237	22,971

Total trade and other liabilities	13,704	30,383

a)	The royalty payment to GlaxoSmithKline (GSK) relates to the fair value of payments conditionally due under the agreement of December 2000 to buy out royalties due to GSK on sales of Frova®. The Group is committed to making one further annual payment of $5 million, the first having been made in September 2002. A fifth payment of $5 million is due 90 days after cumulative global sales exceed $300 million. During 2005, an exchange loss of £0.4 million and an implicit interest charge of £0.1 million have been recognised in the income statement. The weighted average period cannot be calculated due to the payments being conditional on future events. The directors estimate that this will not be before 2007.

b)	Included within other liabilities (and other receivables) is £3,592,000 (CAD$7,204,000) relating to tax-assisted finance that was completed by Cita NeuroPharmaceuticals Inc. on December 23, 2004. This arrangement unwound on January 6, 2006. Also included within other liabilities is £34,000 (2004: £58,000) in relation to money-purchase pension contributions payable.
19. Deferred income
At December 31, 2005 the Group had a total deferred income balance of £31.6 million (2004: £36.1 million) of which £5.1 million (2004: £4.8 million) was current and £26.5 million (2004: £31.3 million) was non-current. Of this total balance £27.3 million (2004: £30.5 million) relates to the initial $60 million payable from Endo in relation to the outlicence of the North American rights to Frova®. This income is being recognised on a straight-line basis over the patent life of the product to 2014. The remaining balance of deferred income relates to the up-front payments received from Biogen Idec of $10 million and Novartis of $1.5 million in connection with the collaboration agreements entered into during 2004. These are being recognised over the expected useful lives of the respective agreements.
20. Provisions

	Restructuring	Onerous lease
	Provision	provision	Returns and rebates	Total
	£’000	£’000	£’000	£’000
Group
At January 1, 2005	130	7,438	2,962	10,530
On acquisition	324	—	113	437
Utilised during the year	(130)	(1,229)	(1,113)	(2,472)
Amortisation of discount	—	226	—	226
Movements on exchange	—	—	228	228

At December 31, 2005	324	6,435	2,190	8,949

Vernalis Plc
Provisions have been analysed between current and non-current as follows:

	December 31
	2004	2005
	£’000	£’000
Current	3,653	4,169
Non-Current	6,877	4,780

	10,530	8,949

Restructuring provision
The restructuring provision at December 31, 2004 related to redundancy costs incurred as part of the Group’s ongoing restructuring following the acquisition of RiboTargets Holdings plc and the merger of the Company and Vernalis Group plc on September 1, 2003. A further restructuring provision of £324,000 derived from the acquisition during the year of Cita NeuroPharmaceuticals Inc and is expected to be utilised in 2006.
Onerous lease provision
Where leasehold properties become vacant the Group provides for all costs, net of anticipated income, to the end of the lease or the anticipated date of the disposal or sublease. During 2004 the Company received notice from a tenant in its property in Oxfordshire and significantly increased the provision as a result. In addition, based on professional advice, the Company increased its provision on a vacant property in Cambridge. This provision is expected to be utilised over the life of the related leases to 2014 and 2020 respectively and has been discounted to fair value at the balance sheet date.
Included in the onerous lease provision is a dilapidation provision which principally relates to costs associated with the Group’s obligation to reinstate leased buildings to their original state. The provision is expected to be utilised on vacation of the properties by 2014 and has been discounted to fair value at the balance sheet date. The charge in 2004 was capitalised to fixed assets and is being depreciated over the life of the lease.
Returns and rebates provision
On acquiring the rights from Elan the Group took on an obligation for certain product returns, estimated at £1.9 million. In addition the Company is responsible for product returns, rebates and chargebacks from the date it re-acquired the rights from Elan through to the date of the outlicence to Endo. A further provision has been made in relation to sales made by the Group totalling £1.4 million. There are no further obligations to the Company in respect of these for sales made after the Company outlicensed the rights to Frova® to Endo. The provision is to be utilised within a four-year period.
Following the acquisition of Apokyn® in November 2005 a provision has been made in respect of product returns, rebates and charge backs in relation to sales made by the Group.
21. Share capital

	December 31, 2004		December 31, 2005
	Number	£000	Number	£000
Authorised
‘New’ Ordinary Shares of 5 pence each	285,858,071	14,293	450,858,071	22,543
Deferred shares of 95p each	33,375,891	31,707	33,375,891	31,707

		46,000		54,250

Allotted, called up and fully paid
‘New’ Ordinary Shares of 5 pence each	155,700,385	7,785	311,463,549	15,573
Deferred shares of 95p each	33,375,891	31,707	33,375,891	31,707

		39,492		47,280

Vernalis Plc

		Allotted, called up		Allotted, called up
	Authorised	and fully paid	Authorised	and fully paid
	Number of shares	Number of shares	£000	£000
At January 1 2005
Equity capital:
Ordinary shares of 5p each	285,858,071	155,700,385	14,293	7,785
Deferred shares of 95p each	33,375,891	33,375,891	31,707	31,707

Total share capital at January 1, 2005	319,233,962	189,076,276	46,000	39,492

Allotments
Equity capital:
Ordinary shares of 5p each	165,000,000	155,763,164	8,250	7,788

Total allotments for the year ended December 31, 2005	165,000,000	155,763,164	8,250	7,788

At December 31, 2005
Equity capital:
Ordinary shares of 5p each	450,858,071	311,463,549	22,543	15,573
Deferred shares of 95p each	33,375,891	33,375,891	31,707	31,707

Total share capital at December 31, 2005	484,233,962	344,839,440	54,250	47,280

Allotments
On March 22, 2005, the Company issued 43,250,107 ordinary shares fully paid at a price of 70 pence per share further to a placing of its shares on the London Stock Exchange.
On July 26, 2005, the Company issued 17,847,769 ordinary shares fully paid at a price of 56.29 pence per share in connection with the acquisition of Ionix Pharmaceuticals Limited.
On December 13, 2005, the Company issued 26,915,831 ordinary shares fully paid at a price of 62 pence per share in connection with a vendor placing and 67,749,457 ordinary shares fully paid at a price of 63 pence per share in connection with the acquisition of Cita NeuroPharmaceuticals Inc.
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

Vernalis Plc
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
22. Share-based payments
Potential issues of ordinary shares
Certain directors of the Company and certain employees across the Group hold options to subscribe for shares in the Company at prices ranging from 58.5 pence per share to £42.00 per share under share option schemes approved by the shareholders and outlined in Item 6.E - “Directors, Senior Management and Employees - Share Ownership”. The number of shares subject to options at December 31, 2005, the periods in which they were granted and the periods in which they may be exercised are given below. All of the awards were granted for nil consideration.

	Exercise price		2004	2005
Year of grant	£	Exercise period	Number	Number
1992 Scheme
20 October 1995	16.39	October 1998 – October 2005	152	—
Executive Scheme
16 December 1996	42.00	December 2000-December 2006	2,460	1,202
16 December 1996	42.00	December 2001-December 2006	1,579	1,202
15 December 1997	20.30	December 2000-December 2007	4,647	3,724
15 December 1997	20.30	December 2000-December 2007	4,001	3,078
30 September 1998	8.00	September 2003-September 2008	8,750	6,250
30 September 1998	8.00	September 2001-September 2008	8,750	6,250
1July 1999	4.40	July 2002 – July 2009	15,000	12,500
1July 1999	4.40	July 2004 – July 2009	15,000	12,500
26 January 2000	6.00	January 2003 – January 2010	7,500	—
26 January 2000	6.00	January 2005 – January 2010	5,000	—
Bonus Scheme
31 July 1998	1.00	July 1998 – July 2005	1,608	—
31 July 1998	1.00	July 2000 – July 2005	3,537	—
1 July 1999	1.00	July 2001 – July 2006	719	457
26 January 2000	1.00	January 2002 – January 2007	10,000	—
17 July 2000	1.00	July 2002 – July 2007	11,000	4,000
13 December 2000	1.00	December 2002 – December 2007	2,500	—
13 February 2001	1.00	February 2003 – February 2008	2,500	—
6 January 2003	1.00	January 2005 – January 2010	12,500	—
Option Deed
23 April 2003	1.00	April 2003 – April 2013	2,670,071	2,670,071
Share Option Plan
23 April 2003	0.59	April 2006 – April 2013	1,982,900	1,982,900
3 October 2003	0.835	October 2006 – October 2013	2,799,488	2,166,138
30 September 2004	0.88	September 2007 – September 2014	378,000	372,000
29 October 2004	0.835	October 2007 –October 2014	618,922	618,922
13 April 2005	0.6925	April 2008- April 2015	—	3,975,395
21 December 2005	0.6275	December 2008 – December 2015	—	1,194,000
SAYE Plan
29 October	0.71	December 2007 – June 2008	482,543	473,469

Vernalis Plc
Exercise of an option is subject to continued employment. Options were valued using the “Monte Carlo” model. The fair value per option granted and the assumptions used in the calculation for options granted since January 6, 2003 are set out respectively in the tables below. The Company’s effective date for IFRS 2, “Share-based Payments”, implementation is January 1, 2005 and the IFRS has been applied to all share options granted after November 7, 2002 and which have not vested by this effective date.

		Number of
		Shares granted but	Share price on	Fair value (% of
		not vested on	grant date	share price on	Fair value
Award	Grant date	January 1, 2005	£	grant date)	£
Bonus Scheme	6 January 2003	12,500	0.85	65.8%	6,991
Option deed	23 April 2003	2,670,071	0.59	59.2%	932,602
Share option plan	23 April 2003	1,982,900	0.59	53.4%	624,732
Share option plan	3 October 2003	2,116,138	0.835	53.3%	941,798
Share option plan	30 September 2004	378,000	0.88	53.5%	177,692
Share option plan	29 October 2004	618,922	0.835	53.2%	274,938
Share option plan	13 April 2005	3,990,395	0.6925	52.4%	1,447,995
Share option plan	21 December 2005	1,194,000	0.6275	49.5%	370,871
SAYE plan	29 October 2004	482,543	0.835	60.9%	245,380

			Expected dividend			Performance
			yield	Expected volatility	Risk free rate	condition
Award	Grant date	Expected term	(note (b))	(note (c))	(note (d))	(note (e))
Bonus Scheme	6 January 2003	6 years	0%	75%	4.31%	None
Option deed	23 April 2003	6 years	0%	76%	4.17%	Market
Share option plan	23 April 2003	See note (a) below	0%	76%	4.17%	Market
Share option plan	3 October 2003	See note (a) below	0%	75%	4.60%	Market
Share option plan	30 September 2004	See note (a) below	0%	76%	4.78%	Market
Share option plan	29 October 2004	See note (a) below	0%	75%	4.68%	Market
Share option plan	13 April 2005	See note (a) below	0%	73%	4.65%	Market
Share option plan	21 December 2005	See note (a) below	0%	68.4%	4.25%	Market
SAYE plan	29 October 2004	See note (a) below	0%	82%	4.58%	Non- market

a) i)	5 per cent of participants exercise per annum in years’ one to ten, providing that the options are “in the money” (irrespective of the level of gain) to allow for good leavers in the first three years and all other leavers in subsequent years. The performance test must have been satisfied. If the test has not been satisfied at the date of leaving the awards lapse.

ii)	40 per cent of participants exercise after three years if a gain of 30 per cent is available. If this gain is not available these individuals refrain from exercising until such a gain can be made.

iii)	25 per cent of the remainder exercise in years four, five and six and so on using a reducing balance methodology providing that a gain of 20 per cent is available. As with the initial 40 per cent of individuals, if the required gain is not possible, these individuals refrain from exercising until such a gain can be made.

iv)	Any remaining options are exercised at maturity providing they are “in the money”. Any awards that are “underwater” therefore lapse at maturity.
The above exercise strategy is subject to the passing of the performance condition. If 100 per cent of the award fails to vest at year three then these individuals hold until year four before exercising or the awards lapse at year four.
b)	The dividend yield of 0 per cent in all cases reflects the absence of dividends and of a clear dividend policy statement at the relevant dates of grant.
c)	Expected volatility is a measure of the amount by which a share price is expected to fluctuate during a period. A standard approach to calculating volatility has been used based on a calculation of the standard deviation of the natural logarithm of share price movements.

Vernalis Plc
d)	UK Gilt rates prevalent on the grant date and commensurate with the term of each award (six years for the share option plan and deed and three years for the SAYE).
e)	The share price performance indicators attached to the option deed and share option plan are market conditions dependent on the market price of the Company’s ordinary shares. Those attached to the SAYE Plan are not.
A reconciliation of share option scheme movements for the years ended December 31, 2005 and December 31, 2004 is set out below:

	2004		2005
		Weighted average		Weighted average
		exercise price		exercise price
	Number	£	Number	£
Outstanding at 1 January	10,025,529	1.07	9,049,127	0.895
Granted	1,479,465	0.81	5,195,395	0.68
Forfeited	(1,737,927)	2.00	(740,464)	1.14
Exercised	(717,940)	0.585	—	—

Outstanding at 31 December	9,049,127	0.895	13,504,058	0.80

Exercisable at 31 December	538,053	2.02	51,163	8.86
The following tables summarise information about the range of exercise prices for share options outstanding at December 31, 2005 and December 31, 2004:

	Weighted average		Weighted average	Weighted average
December 31, 2005	exercise price		remaining life	remaining life
Range of exercise prices	£	Number of shares	Expected years	Contractual years
£0.585 - £0.88	0.71	10,782,824	4.33	8.33
£1.00	1.00	2,674,528	3.25	7.25
£4.40 - £42.00	9.61	46,706	2.92	2.92

	Weighted average		Weighted average	Weighted average
December 31, 2004	exercise price		remaining life	remaining life
Range of exercise prices	£	Number of shares	Expected years	Contractual years
£0.585 - £0.88	0.75	6,261,853	4.34	8.34
£1.00	1.00	2,714,435	4.17	8.17
£4.40 - £42.00	9.54	72,839	4.05	4.05
The total charge for the year relating to employee share-based payment plans was £1,217,510 (2004: £727,861), all of which related to the above equity-based transactions.

Vernalis Plc
23. Other reserves

	Merger	Other	Revaluation	Options	Translation	Shares to
	reserve	reserve	reserve	reserve	reserve	be issued	Total
	£000	£000	£000	£000	£000	£000	£000
At January 1, 2004	101,985	50,776	—	331	—	—	153,092
Revaluation of assets available for sale	—	—	597	—	—	—	597
Equity share options charge	—	—	—	728	—	—	728

At December 31, 2004	101,985	50,776	597	1,059	—	—	154,417
Revaluation of assets available for sale	—	—	(79)	—	—	—	(79)
Equity share options charge	—	—	—	1,217	—	—	1,217
Exchange loss on translation of overseas subsidiaries	—	—	—	—	(31)	—	(31)
Shares to be issued	—	—	—	—	—	1,034	1,034

At December 31, 2005	101,985	50,776	518	2,276	(31)	1,034	156,558

The merger reserve arises as a difference on consolidation under merger accounting principles and is solely in respect of the merger of the Company and Vernalis Group plc in a prior period. The reserve represents the difference between the nominal value of shares issued by the Company in consideration for Vernalis Group plc shares and the nominal value and share premium of Vernalis Group plc shares at the date of the merger.
The other reserve arise as a result of the application of merger relief taken in respect of the issue of shares on the acquisition of subsidiaries of the Group, including RiboTargets, Cerebrus Pharmaceuticals, Vanguard Medica and British Biotech Pharmaceuticals.
The revaluation reserve represents unrealised gains and losses arising from the revaluation to fair value of available-for-sale financial assets.
The options reserve arises from the valuation of outstanding employee share-based payments to their fair value.
The translation reserve represents exchange differences arising from the translation of foreign operations.
The shares to be issued reserve represents the deferred consideration expected to be issued in July 2006 in respect of the Ionix acquisition (see Note 27).
24. Shareholders’ equity
The share premium account is a non-distributable reserve. The deferred shares carry no voting rights and no rights to participate in the profits of the Company. On a return of capital in a winding up or dissolution (but not otherwise), the holders are entitled to a distribution in excess of assets distributed above £1,000,000,000,000. Further details of the rights of the deferred shares are given in Note 21.
The profit attributable to shareholders which is dealt with in the accounts of the Company was £68,000 (2004: loss of £4,454,000). In accordance with section 230(4) of the Companies Act 1985, there is no requirement to publish a profit and loss account for the Company.

Vernalis Plc
25. Commitments and contingencies
(a) Operating lease commitments
At December 31, 2005, the Group had the following commitments under non-cancellable operating leases:

		Vehicles,		Vehicles,
		plant and		plant and
	Property	equipment	Property	equipment
	2004	2004	2005	2005
	£000	£000	£000	£000
Commitments under non-cancellable operating leases:
Within one year	2,290	67	2,461	50
Later than one year and less than five years	9,162	147	9,598	90
After five years	18,161	—	15,742	—
The Group lease various properties, vehicles and equipment under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group has an onerous lease provision for its properties in Oxfordshire and Cambridge (see note 19).
(b) Litigation
The Company continues to be subject to proceedings issued by individuals who, it is claimed, purchased shares in the Company in the mid-1990’s in reliance on misleading statements. The amount claimed is approximately £1 million plus interest and costs. The Company continues to believe, on legal advice received, that the claims sought are excessive and in any event are time-barred and/or without merit, but there is always a risk that any of the claims could prove successful.
(c) Financial commitments and contingencies
The Group has commitments of up to £8.4 million payable in cash, £5 million payable in shares and £6.8 million payable in either shares or cash at December 31, 2005 (December 31, 2004: £6.1 million in cash) which are contingent upon successful product development, registration and approval.
26. Financial instruments related disclosure
The Group’s financial instruments comprise available-for-sale financial assets, cash and cash equivalents, held-to-maturity financial assets, finance leases, borrowings and various receivables and payables, such as trade receivables and trade and other payables, that arise directly from its operations. The Group does not enter into derivative transactions. In addition, it is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken except in accordance with strict and prudent investment criteria, principally that funds are actively managed by reputable independent fund managers and investments are only made in low-risk funds with fixed rates of return.
The main risks arising from the Group’s financial instruments are (a) interest rate risk, (b) liquidity risk and (c) foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the period under review, and since the year end.
Interest rate risk
The Group finances its operations through reserves of cash and liquid resources. The funds are held in sterling, euro and US dollar managed funds and sterling treasury deposits. The funds are actively managed by reputable independent fund managers to provide the highest rate of return with a neutral risk profile.

Vernalis Plc
Liquidity risk
The Board’s policy is to ensure that sufficient funds are held on a short-term basis in order to meet operational needs without the use of an overdraft facility. The functional currency of all the Company’s subsidiary undertakings is sterling with the exception of Cita NeuroPharmaceuticals (Canadian dollar) and Vernalis Pharmaceuticals Inc (US dollar).
Foreign currency risk
The Group’s functional currency is sterling.
The Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the Group’s functional currency, which include royalty and milestone receipts in US dollars from Endo, the Group’s North American licensee for Frova®, product sales receipts in relation to Apokyn®, royalty and product sale receipts in euros from Menarini, the Group’s European licensee for Frova® and payments in US dollars to various clinical research organisations in respect of ongoing trials. In addition, the Group has currency exposures to balances in currencies other than the Group’s functional currency. In particular, the Group has a loan for $50 million, that is repayable in August 2009 and included within other payables is $5 million due to GSK. In addition the Group is financing the activities of its North American subsidiaries in their local currencies. The Group considers selectively hedging against specific significant currency exposures where the dates of future payments or receipts in foreign currency are known. There were no hedging transactions in place at December 31, 2005 or December 31, 2004.
Credit risk
Through collaboration agreements the Group is dependent on a small number of larger pharmaceutical companies. At December 31, 2005 the Group had receivables due from these pharmaceutical companies totalling £15.3 million (December 31, 2004: £16.5 million).
The Group is exposed to a concentration of credit risk in respect of these pharmaceutical companies such that, if one or more of them is affected by financial difficulty, it could materially and adversely affect the Group’s financial results.
The Group does not believe it is exposed to major concentrations of credit risk on other classes of financial instruments. The Group is exposed to credit-related losses in the event of non-performance by counter parties to financial instruments, but does not expect any counter parties to fail to meet their obligations.
Interest rate risk profile
The interest rate profile of the Group’s financial assets and liabilities are

	December 31, 2004			December 31,2005
	Floating	Fixed		Floating	Fixed
	Rate	Rate	Total	Rate	Rate	Total
	£000	£000	£000l	£000	£000	£000

Financial liabilities
US dollar secured loan (i)	—	26,711	26,711	—	31,112	31,112
Finance leases (ii)	—	18	18	132	—	132

	—	26,729	26,729	132	31,112	31,244

Financial assets
Sterling cash at bank and in hand	(83)	—	(83)	1,027	—	1,027
Euro cash at bank and in hand	5	—	5	48	—	48
US dollar cash at bank and in hand	1,387	—	1,387	131	—	131
Canadian dollar cash at bank and in hand	—	—	—	606	—	606
Sterling short-term bank deposits (iii) (iv) (v)	13,295	—	13,295	18,822	11,092	29,914
Euro short-term investments (iii) (iv)	1,264	—	1,264	877	—	877
US dollar short-term bank deposits (iii) (iv)	2,455	—	2,455	7,639	—	7,639
Sterling held–to-maturity financial assets (vi)	—	15,000	15,000	—	27,761	27,761
US dollar held-to-maturity financial assets (vii)	—	—	—	—	292	292

	18,323	15,000	33,323	29,150	39,145	68,295

Vernalis Plc
i)	The US dollar secured loan is for a term of five years from August 31, 2004, and is secured against all royalty and milestone income receivable by Vernalis in respect of the licence deal with Endo. The weighted average interest rate is 5 per cent fixed for the term of the loan.

ii)	At December 31, 2004 the finance leases were all in sterling at fixed rates of interest. The weighted average interest rate and period remaining on these liabilities at December 31, 2004 was 9.2 per cent and two months. At December 31, 2005 the finance leases were all in US dollars at variable rates of interest. The weighted average interest rate and period remaining on these liabilities at December 31, 2005 was 5.26 per cent and four years.

iii)	Short-term bank deposits are used to maintain a positive bank balance in sterling, US dollar and euro.

iv)	The floating-rate short-term bank deposits are invested in a money market managed fund with a weighted average maturity of less than 90 days by reference to seven-day LIBID and three-month LIBID days and are repayable within 48 hours.

v)	The fixed-rate short-term bank deposits are placed with a range of banks and building societies at fixed terms with a weighted average maturity of 75 days and a weighted average fixed rate of 4.55 per cent at December 31, 2005.

vi)	The fixed-rate sterling held-to-maturity financial assets are placed with a range of banks and building societies at fixed terms with a weighted average maturity of 225 days and a weighted average fixed rate of 4.74 per cent at December 31, 2005.

vii)	The fixed-rate US dollar held-to-maturity financial assets are placed with Bank of America at fixed terms with a weighted average maturity of 353 days and a weighted average fixed rate of 4.38 per cent at December 31, 2005.
The following financial assets and liabilities are all non-interest bearing and thus not exposed to interest rate risk: available-for-sale financial assets and various receivables and payables, such as trade and other receivables and trade and other payables that arise directly from operations.
Borrowing facilities
The Group has no significant undrawn committed borrowing facilities at December 31, 2005.
Foreign currency exposure
At December 31, 2005 the Group’s operating companies had net monetary liabilities of £23.1 million (December 31, 2004, net monetary liabilities: £22.9 million) denominated in US dollars, net monetary assets of £0.9 million (December 31, 2004: £1.3 million) denominated in euros and net monetary assets of £0.6 million (December 31, 2004: nil) denominated in Canadian dollars.
Fair value of derivative financial instruments
Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement.
Fair value of non-derivative financial instruments
Where market values are not available, fair values of financial assets and financial liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying year-end exchange rates. The carrying amounts of short-term borrowings approximate to book value.

Vernalis Plc
27. Acquisitions
The Group purchased Ionix Pharmaceuticals Limited (“Ionix”) and Cita NeuroPharmaceuticals Inc (“Cita”) during the year. Both companies have been accounted for as acquisitions. In each case 100 per cent of the voting rights shares were acquired.
All intangible assets acquired have been recognised at their respective fair values. The fair values incorporated for identifiable intangible assets have been independently calculated by external consultants. The residual excess of consideration paid over the fair value of the net assets acquired is recognised as goodwill in the financial statements#
Shares issued as consideration for the acquisitions were valued at the market price at the date of acquisition.
Ionix Acquisition
On July 26, 2005 the Company acquired Ionix, a company specialising in the discovery and development of new analgesic medicines for the treatment of acute and chronic pain. Of the 19,685,040 ordinary shares in the Company to be issued as consideration, 17,847,769 (90 per cent) were issued on completion at market value, 56.29 pence. The remaining balance of 10 per cent is due to be issued in July 2006 subject to any reduction in the purchase price for warranty or indemnity claims. The deferred consideration has been included in the fair value calculations below as the directors do not consider that any warranty or indemnity claims are likely to occur.
An additional milestone of £5 million is payable on the successful registration of V1003. This amount has not been provided for.
The pre-acquisition carrying values and fair values of the net assets acquired were:

	Carrying values	Fair value
	pre-acquisition	adjustments		Fair value
	£’000	£’000		£’000
Assets
Tangible fixed assets	759	(283	)(1)	476
Intangible fixed assets	—	9,781	(2)	9,781

Non-current assets	759	9,498		10,257

Trade and other receivables	751	—		751
Cash and cash equivalents	406	—		406

Current assets	1,157	—		1,157

Total assets	1,916	9,498		11,414
Liabilities
Current liabilities		—
Trade and other payables	(291)	—		(291)

Total liabilities	(291)	—		(291)

Net assets acquired	1,625	9,498		11,123
Goodwill				926

Consideration				12,049

Consideration satisfied by:
Shares issued				11,080
Cash				969

				12,049

(1)	Disposal of unwanted property, plant and equipment

(2)	Purchase price allocation to separately identifiable intangible fixed assets
The fair value calculation contains some provisional amounts which will be finalised in the 2006 financial statements.

Vernalis Plc
The intangible assets acquired as part of the acquisition of Ionix can be analysed as follows:

£’000
Licence for V1003	9,781
In the five months to December 31, 2005 Ionix contributed £2 million to consolidated revenue and £1,688,000 to the consolidated net loss for fiscal 2005.
The outflow of cash and cash equivalents in the acquisition of Ionix is calculated as follows:

£000
Cash consideration	969
Cash acquired	(44)
Deposits acquired	(362)

563

Acquisition of Cita
On December 14, 2005 the Company acquired Cita, a Canadian company focused on the development and commercialisation of small molecule drug candidates for neurological diseases and disorders. On completion the Company issued 26,915,831 ordinary shares in the Company as initial consideration at a market price of 62 pence. Deferred consideration of up to US$35 million is payable in six equal instalments upon the achievement of certain milestones. Deferred consideration of £11,067,000 has been recognised in the fair value calculations below based on management’s assumptions as to the probabilities of each milestone being reached.
Two additional milestone payments of £5.8 million are payable on the successful registration of V3381. This amount has not been provided for.
The pre-acquisition carrying values and fair values of the net assets acquired were:

	Carrying values	Fair value
	pre-acquisition	adjustments		Fair value
	£’000	£’000		£’000
Assets
Tangible fixed assets	45	—		45
Intangible fixed assets	3,443	28,103	(1)	31,546

Non-current assets	3,488	28,103		31,591

Trade and other receivables	3,820	—		3,820
Cash and cash equivalents	189	—		189

Current assets	4,009	—		4,009

Total assets	7,497	28,103		35,600
Liabilities
Current liabilities
Trade and other payables	(2,196)	—		(2,196)
Other payables	(3,592)	—		(3,592)
Provisions	(324)	—		(324)
Loan	(1,155)	(128	)(2)	(1,283)

Total liabilities	(7,267)	(128)		(7,395)

Net assets acquired	230	27,975		28,205
Goodwill				2,282

Consideration				30,487

Consideration satisfied by:
Shares				16,688
Cash				2,732
Deferred consideration				11,067

				30,487

(1)	Purchase price allocation to separately identifiable intangible fixed assets.

Vernalis Plc
(2)	Repayment of loan.
The fair value calculation contains some provisional amounts which will be finalised in the 2006 financial statements.
The intangible assets acquired as part of the acquisition of Cita can be analysed as follows:

£000

IPR&D – V1512	15,462
IPR&D – V3381	16,084

31,546

In the two-and-a-half weeks to December 31, 2005 Cita contributed £nil to consolidated revenue and £330,000 to the consolidated net loss for the year.
The outflow of cash and cash equivalents in the acquisition of Cita is calculated as follows:

£000
Cash consideration	2,732
Cash acquired	(189)
Loan acquired repaid at completion	1,283

3,826

The results of the Group’s operations for the year ended December 31, 2005, as if the above acquisitions had been made at the beginning of the period are estimated as follows:

Unaudited
£000
Revenue	14,131
Net loss	(39,707)
The above pro forma consolidated results of operations include adjustments to give effect to the amortisation of acquired intangible assets other than goodwill. This information is not necessarily indicative of the results of operations that would have occurred had the purchases been made at the beginning of the period presented or the future results of the combined operations.
There were no acquisitions in fiscal 2004.
28. Post balance sheet events
There have been no post-balance-sheet events.
29. Related party transaction
The Group had no related party transactions in the year ended December 31, 2005.
30. Explanation of transition to IFRS
Reconciliation of equity and loss
This is the first time that the Group has prepared financial information under IFRS as defined in note 1. The following disclosures are required in the period of transition. For the purpose of this financial information the last financial statements were for the year to December 31, 2004 and the date of transition to IFRS was January 1, 2004.
IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, sets out the transition rules which must be applied when IFRS is adopted for the first time. As a result, certain of the requirements and options in IFRS 1 may result in a different application of accounting policies in the 2004 restated financial information from that which would apply if the 2004 financial statements were the first financial statements. The standard sets out certain mandatory exemptions to retrospective application and certain optional exemptions.

Vernalis Plc
The most significant optional exemptions available taken by the Group are as follows:
a)	Business combinations – The Group has elected not to apply IFRS 3, “Business Combinations”, retrospectively to business combinations that took place prior to the transition date. Consequently, goodwill arising on business combinations before the transition date remains at its previous UK GAAP carrying value at the date of transition from the UK GAAP financial statements.

b)	Share-based-payment transactions – The Group has adopted the exemptions in IFRS 1 which allow a first-time adopter to apply the new standard only to share options granted after November 7, 2002, that have not vested by January 1, 2005.
Reconciliation of equity:

		December 31 2003	December 31 2004
	Note	£000	£000
Net assets under UK GAAP		33,789	12,875
Reversal of goodwill amortisation	c	—	4,398
Fair value of available-for-sale investments	d	—	680
Holiday pay accrual	a	(108)	(93)
Recognition of intangible assets	e	300	600
Fair value of royalty buy out from GSK	f	(51)	(563)

Net assets under IFRS		33,930	17,897

Reconciliation of loss:

		2004
	Note	£000
Loss under UK GAAP		(29,209)
Reversal of goodwill amortisation	c	4398
Investment write off	d	83
Share option charge	b	(728)
Holiday accrual	a	15
Recognition of intangible asset	e	300
Fair value of royalty buy out from GSK	f	(512)

Loss under IFRS		(25,653)

Vernalis Plc
Reconciliation of equity at December 31, 2003 (date of transition to IFRS):

		UK GAAP	IFRS Effect	IFRS
	Note	£000	£000	£000
Assets
Property, plant and equipment		3,441	—	3,441
Goodwill		8,014	—	8,014
Intangible assets	e,f	14,911	(556)	14,355
Available for sale financial assets		83	—	83

Non current assets		26,449	(556)	25,893

Inventories		49	—	49
Trade and other receivables		10,991	—	10,991
Held-to-maturity financial assets		8,066	—	8,066
Cash and cash equivalents		16,148	—	16,148

		35,254	—	35,254
Non-current asset held for resale		4,067	—	4,067

Current assets		39,321	—	39,321

Total assets		65,770	(556)	65,214

Liabilities
Borrowings		(1,215)	—	(1,215)
Other non-current liabilities	f	(5,605)	685	(4,920)
Deferred income		(1,299)	—	(1,299)
Provisions		(2,754)	—	(2,754)

Non current liabilities		(10,873)	685	(10,188)

Borrowings		(270)	—	(270)
Trade and other payables	a,f	(14,860)	12	(14,848)
Deferred income		(4,643)	—	(4,643)
Provisions		(1,335)	—	(1,335)

Current liabilities		(21,108)	12	(21,096)

Total liabilities		(31,981)	697	(31,284)

Net assets		33,789	141	33,930

Equity
Share capital		38,813	—	38,813
Share premium		298,226	—	298,226
Other reserves	b	152,761	331	153,092
Retained earnings	a,b,e,f	(456,011)	(190)	(456,201)

Total equity		33,789	141	33,930

Vernalis Plc
Reconciliation of equity at December 31, 2004:

		UK GAAP	IFRS Effect	IFRS
	Note	£000	£000	£000
Assets
Property, plant and equipment		1,596	—	1,596
Goodwill	c	3,616	4,398	8,014
Intangible assets	e,f	33,383	(172)	33,211
Available-for-sale financial assets	d	—	680	680
Other receivables		7,418	—	7,418

Non current assets		46,013	4,906	50,919

Inventories		49	—	49
Trade and other receivables		20,355	—	20,355
Held-to-maturity financial assets		15,000	—	15,000
Cash and cash equivalents		18,323	—	18,323

Current assets		53,727	—	53,727

Total assets		99,740	4,906	104,646

Liabilities
Borrowings		(26,364)	—	(26,364)
Other non-current liabilities	f	(2,627)	160	(2,467)
Deferred income		(31,294)	—	(31,294)
Provisions		(6,877)	—	(6,877)

Non current liabilities		(67,162)	160	(67,002)

Trade and other payables	a,f	(11,211)	(44)	(11,255)
Deferred income		(4,839)	—	(4,839)
Provisions		(3,653)	—	(3,653)

Current liabilities		(19,703)	(44)	(19,747)

Total liabilities		(86,865)	116	(86,749)

Net assets		12,875	5,022	17,897

Equity
Share capital		39,492	—	39,492
Share premium		305,842	—	305,842
Other reserves	b,d	152,761	1,656	154,417
Retained earnings	a,b,c,e,f	(485,220)	3,366	(481,854)

Total equity		12,875	5,022	17,897

Reconciliation of loss for the year to December 31, 2004:

		UK GAAP	IFRS Effect	IFRS
	Note	£000	£000	£000
Revenue		15,195	—	15,195
Cost of Sales		(5,573)	—	(5,573)
Research and development expenditure	e	(21,723)	300	(21,423)
Selling, general and administrative expenses	a,b,c,d,f	(19,549)	3,827	(15,722)

Operating Loss		(31,650)	4,127	(27,523)
Interest receivable and similar income		2,933	—	2,933
Interest payable and similar charges	f	(2,250)	(571)	(2,821)

Loss on ordinary activities before taxation		(30,967)	3,556	(27,411)
Tax credit on loss on ordinary activities		1,758	—	1,758

Loss for the period		(29,209)	3,556	(25,653)

Vernalis Plc
Notes to the reconciliation of equity and loss
a)	Holiday pay – Under IAS 19, “Employee Benefits”, a provision for holiday to which staff are entitled but have not yet taken is required. This charge was not common practice under UK GAAP.

b)	Option charge – Under IFRS 2, “Share-Based Payments”, a charge is required for all share-based payments including share options. The charge in the income statements of the subsidiary undertakings employing the individuals awarded the options is based on the fair value of the options at grant date. This charge was not required under UK GAAP.

c)	Acquisitions – Under IFRS 3, “Business Combinations”, goodwill is deemed to have an indefinite useful life and is not amortised. It is subject to an impairment test at each balance sheet date and to an additional test whenever there is an indication of impairment. Under UK GAAP, goodwill was amortised over its useful economic life and subject to an impairment test when there was a triggering event.

d)	Investments – Investments in an unrelated entity are within the scope of IAS 39. All such investments held by the Group are categorised as available for sale and are measured at fair value. Changes in fair value of an equity investment that is categorised as “available for sale” are recognised in equity. Under UK GAAP such investments were held at cost less impairment.

e)	Capitalisation of intangibles – Under IAS 38, “Intangible Assets”, separately purchased intellectual property is capitalised and subject to annual impairment tests. No impairment charge is made unless there is evidence of a diminution in value. Amortisation shall begin when the asset is in the condition necessary for it to be capable of operating in the manner intended by management. Under UK GAAP full impairment was made immediately in respect of early-stage programmes.

f)	Fair value of royalty buy-out from GSK – Under IAS 39, “Financial Instruments: Recognition and Measurement”, receivables are held at amortised cost. This charge was not common practice under UK GAAP.

g)	Investment in subsidiary undertaking – Under IAS 27 the carrying cost of the Company’s investment in Vernalis Group plc has been restated to the fair value of the share consideration given. Previously under UK GAAP it had been carried at the nominal value of the shares issued in accordance with merger accounting principles.
Explanation of principal differences between the cash flow statements presented under UK GAAP and the cash flow statement under IFRS
The cash flow statement has been prepared in conformity with IAS 7, “Cash Flow Statements”. The principal differences between the 2004 cash flow statements presented in accordance with UK GAAP and the cash flow statement presented in accordance with IFRS for the same periods are as follows:
1)	Under UK GAAP, net cash flow from operating activities was determined before considering cash outflows from (a) returns on investments and servicing on finance, and (b) taxes paid. Under IFRS, net cash flow from operating activities is determined after these items.

2)	Under UK GAAP, capital expenditure, financial investments and acquisitions were classified separately, while under IFRS they are classified as investing activities.

3)	Under UK GAAP, movements in short-term investments were not included in cash but classified as management of liquid resources. Under IFRS short-term investments with a maturity of 90 days or less at the date of acquisition are included in cash and cash equivalents.